As filed with the Securities and Exchange Commission on September 30, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Auna S.A.A.

(Exact name of Registrant as specified in its charter)

Republic of Peru	8011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) Avenida República de Panamá 3461 San Isidro, Lima, Perú +51 1-205-3500	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

Copies to:

Maurice Blanco Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Francesca L. Odell Adam Brenneman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A shares, par value per share S/1.00	US$100,000,000	US$12,980

(1)

All class A shares will be in the form of American Depositary Shares, or ADSs, with each ADS representing              class A shares. ADSs issuable upon deposit of the class A shares registered hereby are being registered pursuant to a separate registration statement on Form F-6.

(2)	Includes additional class A shares in the form of ADSs that the underwriters have an option to purchase. See “Underwriting.”
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated September 30, 2020

PRELIMINARY PROSPECTUS

American Depositary Shares

Auna S.A.A.

(incorporated in the Republic of Peru)

Representing            Class A Shares

This is an initial public offering of                American depositary shares, or ADSs, of Auna S.A.A. (“Auna” or the “Company”). Each ADS represents                class A shares.

We anticipate that the initial public offering price will be between US$        and US$        per ADS (equivalent to approximately S/                 and S/                per class A share, based on the US$/                to S/1.00 exchange rate on                 , 2020). We intend to apply to have the ADSs listed on the New York Stock Exchange (“NYSE”) under the symbol “AUNA.” We intend to apply to have our class A shares listed on the Lima Stock Exchange (Bolsa de Valores de Lima or “BVL”) under the symbol “    .”

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                  additional ADSs, at the initial public offering price, representing                 class A shares, less underwriting discounts and commissions.

We have two classes of common stock, class A common stock and class B common stock (collectively, our “common stock”). Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion (or its equivalent in soles) in the aggregate in cash dividends. Each class B share of our common stock is entitled to one vote on any matter submitted to a vote of the shareholders. Each class A share of our common stock is entitled to one vote (together with class B shares) on only the following matters submitted to a vote of the shareholders: (i) approval of corporate management and financial statements; (ii) approval of capital increases or reductions; (iii) appointment, or delegation to our board of directors of the appointment, of our independent auditors; and (iv) application of profits. See “Description of Our Share Capital.”

Each class B share is convertible into one class A share automatically upon transfer, subject to certain exceptions. For so long as either Enfoca (as defined herein) and Luis Felipe Pinillos Casabonne hold in the aggregate 10% or more of the outstanding amount of class A shares, we will have a dual class structure. However, if, on any given date, the class A shares held directly or indirectly by Enfoca and Mr. Pinillos Casabonne represent in the aggregate less than 10% of the outstanding amount of class A shares on a combined basis, then on the date of the call for the next annual shareholders meeting following such event, all the class A shares and all the class B shares will automatically convert into one class of common shares with full and equal economic and political rights as provided under Peruvian law on a one-to-one basis.

Following the completion of the offering, Enfoca, our controlling shareholder, will own approximately     % of our class B shares and     % of our class A shares, representing approximately    % of the combined voting power of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional ADSs. The remaining     % of the class B shares will be owned by Mr. Pinillos Casabonne and certain of our minority shareholders. All class B shares will be held in trust under a trust agreement (the “Trust Agreement”), pursuant to which the trustee will vote all class B shares held in trust as directed by Enfoca irrespective of Enfoca’s aggregate ownership of our common stock at any given time. See “Description of Our Share Capital—Trust Agreement.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the ADSs nor the offering has been or will be registered in the Republic of Peru and therefore neither the ADSs nor the offering is or will be subject to Peruvian laws applicable to public offerings in Peru. The information contained in this prospectus has not been, and will not be, approved or disapproved by the Peruvian Securities Commission (Superintendencia del Mercado de Valores or “SMV”) or the BVL. The ADSs may not be offered or sold in Peru except in compliance with the securities laws of Peru.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 26 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

Delivery of the ADSs will be made on or about                 , 2020.

Morgan Stanley	Goldman Sachs & Co. LLC

The date of this prospectus is                 , 2020.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that included in this prospectus or in any free writing prospectus prepared by or on behalf of us. We do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. Neither we, the underwriters, or any of our or their affiliates have authorized any other person to provide you with different or additional information. Offers to sell, and solicitations of offers to buy, the ADSs are being made only in jurisdictions where such offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our class A shares or the ADSs. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

All references to “we,” “us,” “our,” “our company” and “Auna” in this prospectus are to Auna S.A.A., an openly held corporation (sociedad anónima abierta) organized under the laws of Peru and, unless the context requires otherwise, its consolidated subsidiaries.

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/” refer to the legal currency of Peru; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

All references to “EPS” and “EPSs” in this prospectus are to Entidades Proveedoras de Salud in Peru or Entidades Promotoras de Salud in Colombia, as the context requires. EPSs in Peru are private health insurance companies that provide EPS plans, a type of private insurance plan funded through a percentage of contributions to Seguro Social de Salud del Perú (“EsSalud”), the social security regime in Peru. EPSs in Colombia are institutions responsible for collecting and managing funds contributed to the social security system in Colombia and for providing health insurance plans mandated by law in Colombia. See “Industry—The Peruvian Healthcare Sector” and “Industry—The Colombian Healthcare Sector,” respectively, for more detail.

All references to “Enfoca” in this prospectus are to Enfoca Sociedad Administradora de Fondos de Inversión S.A. and/or to the group of entities affiliated with Enfoca Sociedad Administradora de Fondos de Inversión S.A., as the context requires.

Change of Corporate Name and Form

On December 30, 2019, we changed our corporate name from Grupo Salud del Perú, S.A.C. to Auna S.A. Any references to Grupo Salud del Perú herein are references to our company prior to the change in our corporate name. On September 14, 2020, our shareholders approved our conversion to an openly held corporation (sociedad anónima abierta), along with the related amendment to our by-laws and corporate name change from Auna S.A. to Auna S.A.A. Registration of the amendment to our by-laws in the corporations registry of the Peruvian public registry (the “Corporations Public Registry”) is pending and may be subject to objections by the applicable registrar. Our shareholders delegated to our board of directors the capacity to make further amendments to our by-laws only to address any objections the applicable registrar may have.

Financial Statements

Our consolidated financial statements included in this prospectus have been prepared in soles. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 Interim Financial Reporting. The financial information contained in this prospectus includes our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 and our unaudited condensed consolidated interim financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2019” refer to our fiscal year ended on December 31 of that calendar year.

We have translated some of the sol amounts contained in this prospectus into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate sol amounts to U.S. dollars was S/3.5437 to US$1.00, which was the exchange rate reported on June 30, 2020 by the Peruvian

Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We have also translated certain Colombian peso amounts contained in this prospectus into Peruvian soles or U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate Colombian peso amounts to Peruvian soles was COP1,067.26575 to S/1.00 and the rate used to translate Colombian peso amounts to U.S. dollars was COP3,758.91 to US$1.00, which in each case was the exchange rate reported on June 30, 2020 by the Central Bank of Colombia. These translations are provided solely for convenience of investors and should not be construed as implying that the soles, Colombian pesos or other currency amounts represent, or could have been or could be converted into, U.S. dollars or Peruvian soles, as applicable, at such rates or at any other rate.

On December 27, 2018, we acquired 97.3% of the outstanding share capital of Promotora Médica Las Américas S.A. (“Grupo Las Américas”), a leading healthcare services provider located in Medellín, Colombia. The aggregate purchase price was S/589.3 million (US$166.3 million). We acquired an additional 2.5% of the share capital of Grupo Las Américas on January 3, 2020. The audited financial statements of Grupo Las Américas as of December 26, 2018 and for the period from January 1, 2018 to December 26, 2018, together with the notes thereto, were prepared in accordance with IFRS and are included elsewhere in this prospectus.

Rounding

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Non-GAAP Financial Measures

We use EBITDA, Segment EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, in this prospectus. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate EBITDA as profit for the period plus income tax expense, net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance. We calculate Segment EBITDA as segment profit before tax plus net finance cost and depreciation and amortization. We calculate Adjusted EBITDA as profit for the period plus income tax expense, net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development expenses for expansion into new markets, change in fair value of assets held for sale and loss on sale of investments in associates.

We present EBITDA, Segment EBITDA and Adjusted EBITDA because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, management and our board of directors use EBITDA, Segment EBITDA and Adjusted EBITDA to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business.

EBITDA, Segment EBITDA and Adjusted EBITDA are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of Segment EBITDA and Adjusted EBITDA may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies. For reconciliations of EBITDA and Adjusted EBITDA to profit for the period and Segment EBITDA to segment profit before tax for the period, in each case, the most directly comparable IFRS measure, see “Summary Financial and Other Information—Key Performance Indicators.”

We also show EBITDA of Grupo Las Américas for the period from January 1, 2018 to December 26, 2018, the period prior to our acquisition of Grupo Las Américas. We calculate EBITDA for Grupo Las Américas as net earnings from ordinary activities plus taxes, net financial expense (which consists of financial income and financial expense and which together are the same as net finance cost in Auna’s Segment EBITDA calculations), depreciation and amortization. Grupo Las Américas’ EBITDA is not a measure of operating performance under IFRS and has limitations as an analytical tool. You should not consider such measure either in isolation or as a substitute for analyzing Grupo Las Américas’ results as reported under IFRS. See “Summary Financial and Other Information—Key Performance Indicators” for a reconciliation of EBITDA of Grupo Las Américas to income before income taxes.

Medical Loss Ratio

We use medical loss ratio, or MLR, in this prospectus. MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology plans. We believe that MLR is an important measure of our operating performance in our healthcare coverage business as it is an indicator of the percentage of payments under our oncology plans that is used for medical treatment as compared to administrative costs and is widely used in the healthcare industry as a measure of operating efficiency.

Market Information

We make estimates in this prospectus regarding our competitive position and market share, as well as the market size and expected growth of the healthcare industries in Peru and Colombia. We have made these estimates on the basis of our management’s knowledge and statistics and other information from the following sources: EsSalud, the Peruvian Superintendencia Nacional de Salud (“SUSALUD”), the Peruvian Ministry of Health (“MINSA”), the Colombian Superintendencia Nacional de Salud (“SUPERSALUD”), the Colombian Ministry of Health and Social Protection (“MinSalud”), the World Health Organization (“WHO”), the SBS, Fitch Solutions, Emerging Markets Information System (“EMIS”) and the Economist Intelligence Unit (“EIU”), among others. We believe such sources are the most recently available as of the date of this prospectus, from government agencies, industry professional organizations, industry publications and other sources. We believe these estimates to be accurate as of the date of this prospectus.

Offering Information

All amounts contained in this prospectus that have been adjusted to reflect the estimated net proceeds of the offering are based upon the sale of ADSs at an assumed public offering price of US$        per ADS (the midpoint of the price range set forth on the cover page of this prospectus). Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase up to             additional ADSs, representing                class A shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•	our brands’ reputation among our plan members, patients, the medical community and our suppliers in the regions in which we operate;

•

our ability to estimate and control healthcare costs, or if we cannot increase our prices to offset cost increases or expenditure increases, at our hospitals and clinics and with respect to our oncology plans;

•	the negative impact of the COVID-19 pandemic on our business;

•	our relationships with third-party payers;

•	competition in a fragmented market like Peru and in Colombia;

•	our ability to recruit and retain quality medical professionals;

•	acquisitions, partnerships or joint ventures that we make or enter into;

•	our ability to integrate our acquired facilities or obtain the expected benefits from such acquisitions;

•	our operation of Torre Trecca, and any additional public-private partnerships we may enter in the future;

•	our ability to execute our organic growth plan, which includes the construction of additional hospitals and clinics as well as expansion of our existing facilities;

•	our ability to continue growing our business at historical rates;

•	our ability to provide high-quality, advanced care for a broad array of medical needs to maintain and expand our markets;

•	our ability to develop and commercialize new products and services under Oncosalud;

•	our reliance on a limited number of suppliers of medical equipment, medicines and other supplies needed to provide our medical services;

•	our compliance with extensive legislation and regulations in Peru and Colombia;

•	our ability to obtain registrations, authorizations, licenses and permits for the establishment and operation of our hospitals and clinics;

•	our exposure to liabilities from claims brought against our healthcare professionals or our facilities;

•	our exposure to litigation and other legal, labor, administrative and regulatory proceedings to which we are subject;

•	insufficiency of our insurance policies to cover potential losses;

•	our compliance with privacy laws to which we are subject;

•	a failure of our IT systems;

v

•	our ability to maintain sufficient funds to settle current liabilities;

•	any loss of members of our senior management team;

•	our ability to maintain favorable labor relations with our employees;

•

our reliance, as a holding company, on our subsidiaries to conduct all of our operations, and the ability of our subsidiaries to pay dividends and make other distributions to us which could adversely affect our ability to pay dividends;

•	changes to IFRS accounting standards;

•	economic, social and political developments in Peru, including political instability, inflation and unemployment;

•	economic, social and political developments in Colombia, including political and economic instability, violence, inflation and unemployment;

•	adverse climate conditions and other natural disasters;

•	the concentration of our operations in Lima and Medellín;

•	corruption and ongoing high-profile corruption investigations in Peru and Colombia which could have an adverse effect on the Peruvian and Colombian economies;

•	political and economic conditions in Venezuela which could have an adverse impact on the Peruvian and Colombian economies;

•	developments and the perception of risk in other countries, especially emerging market countries;

•	increased inflation in Peru or Colombia which could have an adverse effect on the Peruvian and Colombian economies;

•	variations in foreign exchange rates;

•	changes in tax laws in Peru or Colombia which may increase our tax liabilities; and

•	other factors identified or discussed under “Risk Factors.”

The forward-looking statements in this prospectus represent our expectations and forecasts as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes thereto included elsewhere in this prospectus, before deciding to invest in our ADSs.

Overview

We are one of the largest and most recognized players in the Peruvian healthcare industry and have a growing presence in Colombia. With more than 30 years of experience in the healthcare industry, we provide oncology healthcare plans in Peru and operate hospitals and clinics in Peru and Colombia that provide high-quality medical services at all levels of complexity. Our mission is to transform healthcare in the countries in which we operate by providing excellent patient outcomes and positive, streamlined patient and plan member experiences at an affordable cost. We believe we are well positioned to fulfill this mission due to our patient-centric culture, scale, innovative use of technology, unique vertically integrated oncology platform in Peru and high degree of horizontal integration in our Peruvian and Colombian healthcare networks, all of which allow us to scale nationally and regionally with cost efficiencies and further advance our strategic development.

Our business was founded in Peru in 1989 as Oncosalud, a healthcare coverage provider selling prepaid plans covering a full range of services for the prevention, detection and treatment of cancer for a modest monthly payment that varies based on plan type and age of plan members and was on average S/51.2 (US$14.4) per month for the six months ended June 30, 2020. Our prepaid oncology plans addressed an unmet need in the healthcare coverage market in Peru at the time and quickly began to grow. Starting in 1997, we began to build our own network of Oncosalud facilities to primarily treat our plan members but also patients of private payers, including patients covered by private insurance. Clínica Oncosalud, our flagship hospital in this network, has a Diamond accreditation from Accreditation Canada International (“ACI”). Oncosalud had over 922,000 members as of December 31, 2019, which was more than each of the private insurance and EPS systems in Peru as of that date, and 888,000 members as of June 30, 2020. Measured by number of plan members, we had a market share of 30% of all private healthcare plans in Peru in 2019 and had the largest market share of any single private healthcare plan, according to data from SUSALUD. Oncosalud currently operates two specialized oncology hospitals and three oncology clinics. Through its vertically integrated model, Oncosalud has achieved high levels of both effectiveness and efficiency: during the first six months of 2020, 97% of Oncosalud members were treated in our facilities, which allows us to control medical costs, manage treatment protocols and provide high-quality cancer treatment. Notably, for the cohort of patients diagnosed between 2010 and 2015, Oncosalud’s 5-year cancer survival rate was 75.5%. In addition, we had an MLR of 41.1% as of June 30, 2020, which we believe is one of the lowest in Latin America, based on the MLRs published by other publicly-traded healthcare companies in Latin America that provide prepaid healthcare plans or health insurance coverage. During 2019 and the first six months of 2020, through our Oncosalud network of facilities, we treated more than 12,500 and 8,400 patients, respectively. By guiding our plan members from prevention through early detection of cancer and then through the full treatment cycle, we take the uncertainty and fear out of cancer treatment and provide top quality care in a compassionate and humane manner.

In 2011, we took our experience at Oncosalud as a provider of first-class patient outcomes at an affordable cost and began to apply it to the provision of a full range of healthcare services via a broader network of facilities in Peru. Through the development and acquisition of facilities since that time, we have built a network of hospitals and clinics located in all of the major cities in the country, with premium clinical capabilities and a wide range of medical specialties and subspecialties. Today, with our Auna Peru network, we own and operate five hospitals and two clinics as well as numerous other facilities providing complementary services, such as pharmaceutical, diagnostic imaging and clinical laboratory services. We are a provider to essentially all of the private payers in the Peruvian healthcare sector, including traditional private insurers, EPS providers and prepaid plan operators. Our Auna Peru network is horizontally integrated, meaning that patients can access all of their treatment, diagnostic imaging, laboratory and pharmaceutical needs at one of our facilities instead of having to go to different providers for each service. Additionally, for certain high-complexity procedures that cannot be performed at our regional hospitals, patients can be treated at Clínica Delgado, our high-complexity facility in Lima and the flagship hospital of the Auna Peru network. Moreover, we were the first private institution in Peru to implement an electronic medical records (“EMR”) system in 2013 as part of our modern hospital information system (“HIS”), and today all of our hospitals in Peru use our HIS, which allows us to closely monitor and anticipate patient health needs, efficiently manage costs across our patient population and improve medical outcomes and the quality of our services. Through this horizontal integration, we are able to foster a seamless, positive patient experience across each of our networks in Peru. This has enabled us to achieve satisfaction scores from our patients of above 60% on average based on internal surveys of 12,254 patients during 2018 and 2019, representing participation above our targeted sample size of 11,850 patients. These surveys asked participants to rank a variety of metrics on a scale of one to five, including the quality of our infrastructure, the speed with which patients receive care and the attentiveness of our medical personnel, among other metrics. In addition, we are also able to centralize processes, such as procurement of equipment and medicines, and increase our negotiating power with payers, which allows us to more efficiently manage our costs and price our services competitively.

In our Auna Peru network, we own and operate premium medical facilities, employ some of the leading medical professionals in the country and are able to achieve excellent patient outcomes. Our flagship hospital in this network, Clínica Delgado, which we opened in 2014, is the country’s leading high-complexity hospital that has quickly established itself as a standard setter in Latin America, as evidenced by its Diamond accreditation from ACI and its ranking among the best hospitals in Peru across a wide range of categories by Global Health Intelligence (“GHI”) in 2018. We also have six other primary facilities that we acquired, modernized, expanded and relaunched after a series of strategic acquisitions in 2011 and 2012 and now have a presence in all of the major urban areas in Peru. We treated more than 198,000 and 95,000 patients during 2019 and the first six months of 2020, respectively, at facilities in our Auna Peru network, which had a total of 284 beds as of June 30, 2020.

In 2018, we leveraged our experience and success in providing integrated patient experiences and outstanding outcomes in Peru and expanded into Colombia with our acquisition of Grupo Las Américas, one of Colombia’s leading healthcare providers located in the country’s second largest city, Medellín. In 2020, we began the process of rebranding Grupo Las Américas as our Auna Colombia network and expect to complete such process during the first quarter of 2021. In addition, in September 2020, we further expanded our Auna Colombia network with our acquisition of Clínica Portoazul S.A. (“Clínica Portoazul”), a premium high complexity private hospital located in the country’s fourth largest city, Barranquilla, which we are currently in the process of integrating into our network. Our Auna Colombia network provides healthcare services to patients covered by a range of payers in Colombia, including both public and private insurers, and currently consists of two hospitals and five clinics in Medellín and one hospital in Barranquilla, as well as a range of facilities providing complementary services. Similar to our Auna Peru network, our Auna Colombia network is also horizontally integrated, which enables us to be a one-stop shop for all of our patients’ needs and provide them with a seamless patient experience. In our Auna Colombia network, we also have premium medical facilities, employ some of the leading medical professionals in the country and are able to achieve high quality patient outcomes. The flagship hospital in our Auna Colombia network, Clínica Las Américas, is the leading private hospital in Medellín and was ranked the 8th best hospital in Colombia in América Economía’s 2019 Best Hospitals Ranking. We also own the Instituto de Cancerología (“IDC”) in Medellín, one of the country’s largest and leading private oncology hospitals and the only institution in Colombia that is a sister institution of the University of Texas MD Anderson Cancer Center (“MD Anderson”), one of the leading cancer care providers in the United States. We currently have more than 450 beds and have treated more than 246,000 and 124,000 patients during 2019 and the first six months of 2020, respectively, in the Auna Colombia network.

In all of our networks, we seek to focus proactively on our plan members’ and patients’ health, rather than simply providing services when prescribed to treat disease or other medical conditions. We do this by focusing on healthy lifestyle habits and promoting regular medical check-ups to help ensure our plan members and patients remain healthy and disease is detected early. We believe this emphasis on health allows us to build life-long relationships with our plan members and patients and save lives by detecting and treating disease early on.

Our Hospitals’ Geographic Footprint

We operate our business through three segments: (i) Oncosalud Peru, (ii) Healthcare Services in Peru, which consists of our Auna Peru network, and (iii) Healthcare Services in Colombia, which consists of our Auna Colombia network. On a consolidated basis, in the year ended December 31, 2019, we generated revenue of S/1,382.6 million (US$390.1 million), profit for the year of S/73.9 million (US$20.8 million), EBITDA of S/226.3 million (US$63.9 million) and Adjusted EBITDA of S/234.4 million (US$66.1 million), which represented an increase of 60.5%, 101.6%, 82.9% and 78.5%, respectively, compared to the year ended December 31, 2018. On a consolidated basis, in the six months ended June 30, 2020, we generated revenue of S/629.7 million (US$177.7 million), loss for the period of S/22.9 million (US$6.5 million), EBITDA of S/72.0 million (US$20.3 million) and Adjusted EBITDA of S/74.7 million (US$21.0 million), which represented a decrease of 7.1%, 161.7%, 33.7% and 32.9%, respectively, compared to the six months ended June 30, 2019. Revenue, segment profit before tax and Segment EBITDA generated by the Oncosalud segment grew 11.6%, 61.1% and 33.5%, respectively, in the year ended December 31, 2019 compared to the year ended December 31, 2018 and 9.7%, 17.6% and 28.8%, respectively, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. In the year ended December 31, 2019 and six months ended June 30, 2020, revenue generated by the Oncosalud segment contributed 42.8% and 50.0% to our consolidated revenue. Revenue, segment profit before tax and Segment EBITDA generated by the Healthcare Services in Peru grew 15.9%, 26.2% and 37.6%, respectively, in the year ended December 31, 2019 compared to the year ended December 31, 2018 and decreased 15.3%, 453.4% and 182.6%, respectively, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. In the year ended December 31, 2019 and six months ended June 30, 2020, revenue generated by the Healthcare Services in Peru segment contributed 34.0% and 31.0% to our consolidated revenue. In the year ended December 31, 2019 and six months ended June 30, 2020, the Healthcare Services in Colombia segment contributed 29.6% and 26.1% to our consolidated revenue.

We currently operate in countries that have experienced rapid economic growth and improvements in per capita income and the emergence of growing middle classes in recent years, which we expect will increase healthcare spending in both markets over time. We also believe that the regulatory frameworks in these countries are conducive to further growth in the industry. However, the healthcare markets in these countries are characterized by deficits in medical capacity, poor quality of services and fragmented healthcare service industries with relatively low competition, and we believe that each of these markets possesses high growth potential. We believe that our integrated networks in each market provide us with a significant competitive advantage to capitalize on this growth. We plan to continue to grow in these markets by expanding the capacity in each of our networks and developing new products, such as new healthcare coverage options for our patients. We also plan to explore opportunities in other similar markets in Latin America where we believe our scale, experience and capabilities will give us an advantage.

Our Integrated Networks

Through our operating model, we strive to achieve regional scale and a high degree of both horizontal and vertical integration, adapting to the specific characteristics of each of the markets in which we operate. We currently have three networks: Oncosalud, Auna Peru and Auna Colombia.

Through our Oncosalud network in Peru, we sell prepaid oncology plans covering the prevention, detection and treatment of cancer. For a modest payment that varies based on plan type and age of plan members and was on average S/51.2 (US$14.4) per month for the six months ended June 30, 2020, Oncosalud covers plan members for periodic cancer screenings. In turn, if a member is diagnosed with cancer, Oncosalud covers that member for all consultations, treatments and medication associated with their cancer care, as well as palliative care services. During the first six months of 2020, approximately 70% of the services that we covered for Oncosalud plan members were provided at our Oncosalud network facilities, 27% were provided at facilities in our Auna Peru network and only 3% were provided at third-party facilities. Because the vast majority of services provided to our plan members are provided at our own facilities, we are further incentivized to optimize costs and focus on patient outcomes.

Our Auna Peru network is one of the largest private healthcare providers in the country. We have facilities in Lima, Arequipa, Chiclayo, Piura and Trujillo, which are the principal cities in the five most populated departments in Peru, with each department having a population above one million. Our flagship hospital in this network, Clínica Delgado, is one of the most modern and sophisticated hospitals in Peru, with capabilities for the highest complexity procedures available in the country. For example, Clínica Delgado is one of only two private hospitals in Peru licensed to perform organ transplants and is renowned for having one of the best neonatal intensive care units and maternity wards in Peru. Our other hospitals are equipped for a wide variety of medium-

complexity procedures. Due to the horizontal integration of our network, we are able to be a one-stop shop for our patients, offering all of the treatments they require in addition to diagnostic imaging, pharmaceuticals and laboratory services. We were the first private institution in Peru to implement an EMR system as part of our modern HIS in 2013. Currently used in all of our hospitals in Peru, our HIS also registers our patients’ contact information and manages administrative services, such as hospital admissions and billing, in addition to housing our EMR system. Today our sophisticated technology and advanced data management allow us to closely monitor and anticipate patient healthcare needs, coordinate with our physicians and staff in multiple locations, establish standardized protocols at our facilities and manage and control costs. We are currently building an additional 23,000 square meters at Clínica Delgado, which we expect to add approximately 82 beds to our capacity there and which we expect to complete in 2023. We are also currently building new medium-complexity hospitals in Chiclayo and Piura and we expect each to add approximately 68 additional beds to our capacity between 2021 and 2022 and by 2023, respectively. Lastly, we are also building two new towers at Clínica Vallesur in Arequipa, which we expect to add approximately 23 additional beds there between 2021 and 2022. Certain of these construction projects are currently on hold as a result of the COVID-19 pandemic. This pause notwithstanding, we expect to add an additional approximately 241 beds to our aggregate capacity within the next three years, primarily in the markets in which we already operate.

While we currently provide services only to private payers in our Auna Peru network, we are evaluating opportunities to participate in public-private partnerships (“PPP”) with EsSalud, Peru’s social security program. Approximately 9.3 million people, or 24.4% of the Peruvian population, receive healthcare coverage through EsSalud. We are awaiting approvals from EsSalud for certain project milestones and necessary amendments to the concession agreement to rebuild Torre Trecca, an outpatient facility (which is currently not in use) providing healthcare services to patients covered through EsSalud, as a high-rise treatment center, and begin operating it through a PPP on behalf of EsSalud. This partnership will allow us to provide outpatient services to a large segment of the population that is receiving care through the public sector, a patient population we do not currently address. Through this partnership, once we are able to begin operations we expect to handle approximately 15% of EsSalud’s yearly outpatient volume, or about 1.5 million outpatient appointments per year.

Our Auna Colombia network is currently centered on our facilities in Medellín, including two hospitals, Clínica Las Américas and IDC, one medical laboratory and five clinics, and in Barranquilla, including one hospital, Clínica Portoazul. Our flagship hospital in this network, Clínica Las Américas, is one of Medellín’s leading private hospital focused on high complexity services and specializes in cardiology and bone-marrow transplants, among other specialties. We also operate one of the leading cancer care facilities in Colombia, IDC, and are able to share best practices learned at IDC with Oncosalud and vice versa. Our strategy for our Auna Colombia network is similar to what we have already executed in Peru: we aim to be a horizontally integrated provider with high quality facilities in most of Colombia’s large metropolitan areas. We have already begun expanding our operations and solidifying our presence in Colombia—we are currently completing the construction of Clínica del Sur in Envigado, a city located to the south of Medellín, which we expect to begin operations in 2022 and which will strengthen our presence in the Antioquia region. We are also actively analyzing acquisition opportunities in the country’s other key urban areas, such as Bogotá and Cali.

Our Competitive Strengths

We believe that our key strengths include:

Vertically integrated oncology services network in Peru providing first-class patient outcomes and experiences at an affordable cost

Through our Oncosalud network in Peru, we operate Latin America’s only fully vertically integrated oncology program. The prepaid Oncosalud plans we sell offer our plan members the certainty of a full range of services in cancer prevention, detection and treatment, including surgery, chemotherapy and radiotherapy, as well as palliative care. We provide these services to our plan members as well as third party payers at an affordable cost, using our networks of Oncosalud and Auna Peru facilities. Our vertical integration has allowed us to be highly efficient and effective, as evidenced by Oncosalud’s 41.1% MLR as of June 30, 2020 and 75.5% 5-year cancer survival rate for the cohort of patients diagnosed between 2010 and 2015. The average age of Oncosalud plan members as of June 30, 2020 was 34.

Moreover, we believe our prepaid oncology plans meet an important need in the Peruvian market, where the vast majority of the population either lacks health insurance or is reliant on the public sector for healthcare coverage, where long waiting periods for consultations and treatments are common and the quality of services is mixed. Cancer is a potentially life-threatening disease, and the prospect of waiting for cancer treatment after being diagnosed is a strong motivation for individuals to seek enhanced coverage. Our prepaid oncology plans take the uncertainty out of cancer care at an affordable cost and cover all aspects of what can be a catastrophic medical condition. We believe the growth in our Oncosalud membership from 266,000 in 2008 to over 888,000 as of June 30, 2020 shows the appeal of our innovative plans. Our plan members include healthcare consumers who do not have any other healthcare coverage, members who are covered by EsSalud but want supplemental coverage for cancer, and individuals who have healthcare coverage from another private payer but want access to our leading expertise in oncology and our integrated care platform.

While 73% of the services covered by our plans were provided at Oncosalud facilities in 2019, Oncosalud is also a significant purchaser of services from our Auna Peru network, with 24% of covered oncology services in 2019 provided by Auna Peru network facilities. We believe that our distinctive platform has enabled us to provide holistic, quality care and produce improved patient outcomes while building a trusted connection with our plan members.

Horizontally integrated regional healthcare networks providing excellent outcomes, seamless patient experiences and significant network-level efficiencies

Our Auna Peru and Auna Colombia networks are horizontally integrated, which we believe allows us to produce excellent patient outcomes and foster a seamless patient experience, while leveraging significant network-level efficiencies to provide our services at an affordable cost. Our Auna Peru network consists of five hospitals, two clinics and several facilities offering complementary services, such as diagnostic imaging and clinical laboratories, while our Auna Colombia network consists of three hospitals, five clinics and several facilities offering similar complementary services. We offer a wide range of medical services, from primary care to high complexity medical services, and have premium clinical capabilities in both networks. In addition, each of our networks is comprehensive and well-coordinated across departments and clinical areas, enabling us to work with the most complete information for each patient and maintain disciplined population health management. This in turn allows us to closely monitor and anticipate patient health requirements, offer patients a streamlined experience and achieve excellent medical outcomes. By covering all of our patients’ healthcare needs in a coordinated manner, we enhance customer satisfaction and bolster our reputation for quality and our brand awareness, which results in greater customer loyalty and demand for our services.

In addition to providing high quality patient outcomes and experiences, our Auna Peru and Auna Colombia networks provide us with multiple network-level efficiencies that we believe would be difficult for competitors to replicate. For example, our scale as a healthcare provider allows us to negotiate favorable rates for the procurement of medicines and medical equipment, providing us with sizeable cost efficiencies. The scale of our network also allows us to attract the best doctors and management talent in the market. We are able to implement systems, such as information technology (“IT”) and enterprise resource planning systems, on a centralized basis, which also provides us with substantial cost savings. Finally, we believe that our horizontal integration provides us with increased negotiating power with third party payers, particularly private insurance companies and other healthcare payers. Due to our high-quality care and scale, we have become a “must carry” provider for major private health insurers in both countries, meaning that including our Auna Peru and Auna Colombia facilities in their in-network coverage has become important for their plans to be competitive within their markets. This has allowed us to negotiate favorable prices for our healthcare services.

Premium clinical capabilities at all levels of complexity

We currently operate five general hospitals, two specialized oncology hospitals and five clinics in Peru with a total of 393 beds in both our Oncosalud and Auna Peru networks and two general hospitals, one specialized oncology hospital (IDC) and five clinics in Colombia with a total of 450 beds in our Auna Colombia network. Our facilities specialize in medium and high complexity medical services, such as oncology, cardiology, neonatal care, neurology, trauma and organ and bone-marrow transplants. Our flagship hospital in our Auna Peru network, Clínica Delgado, which has a Diamond accreditation from ACI, is one of only two private hospitals in the country that are licensed to perform organ transplants and is renowned for having one of the best neonatal intensive care units and maternity wards in Peru. Clínica Delgado physicians also performed the first ever thorax abdominal aorta endoprosthesis implant in Peru, and only the third in Latin American history. Our flagship hospital in our Auna Colombia network, Clínica Las Américas, is the leading private hospital in Medellín specializing in high complexity services, including oncology, cardiology and bone-marrow transplants, and was ranked as the 8th best hospital in Colombia in América Economía’s 2019 Best Hospitals Ranking. In Peru through our Oncosalud network, we believe we are one of the best radiotherapy institutes in the country and are one of the only private healthcare providers with a PET scan and cyclotron, which led Clínica Oncosalud to receive a Diamond accreditation from ACI in November 2019. Clínica Delgado and Clínica Oncosalud are the only two facilities in Peru with a Diamond accreditation from ACI. Our premium clinical capabilities are central to the strength of our reputation and our brand, our “must carry” status with health insurers, our ability to attract the best doctors and, most importantly, our ability to provide high-quality care to our patients and plan members.

Proven track record of inorganic and organic growth with active expansion plans in progress

The scale of our networks has been a key component of our success to date, and we believe increasing our scale will increase our efficiency and competitiveness in the future. We have a proven track record of inorganic and organic growth that we believe provides us with the know-how and experience to continue expanding our networks. We have grown inorganically by successfully negotiating seven strategic acquisitions in Peru in 2011 and 2012 to launch our Auna Peru network, which included expanding into Callao, Arequipa, Piura, Trujillo and Chiclayo, urban areas where we did not previously have a presence through Oncosalud. After each acquisition, we invested in upgrading and standardizing each facility to conform to our standards for how a facility should be laid out, equipped and operated. In addition, we acquired Grupo Las Américas on December 27, 2018, marking our entry into the Colombian healthcare market and the launch of our Auna Colombia network. For the period from January 1, 2019 to December 31, 2019, the first full year of our ownership of our Auna Colombia network (which comprises our Healthcare Services in Colombia segment), our Healthcare Services in Colombia segment saw the following: revenue increased by 22.4% to S/409.4 million from revenue from ordinary activities of S/334.5 million (COP357,007.03 million), profit before tax decreased by 57.6% to S/11.4 million from income before income taxes of S/26.9 million (COP28,733.1 million) and Segment EBITDA increased by 26.7% from S/46.1 million (COP49,203.0 million) to S/58.4 million, in each case as compared to Grupo Las Américas’ results for the period from January 1, 2018 to December 26, 2018 prior to the acquisition.

We further advanced our regional expansion in September 2020 through our acquisition of a controlling stake of Clínica Portoazul, a distressed and highly levered private hospital located in Barranquilla, Colombia. The aggregate amount of our initial capital contribution was COP69.417 million, which represents 66.55% of the outstanding share capital of Clínica Portoazul. We believe there are several value opportunities in our acquisition of Clínica Portoazul, including its premium infrastructure with opportunities for operational improvement and expansion in oncology services. In addition, it provides us access to Barranquilla, the fourth largest city in Colombia and a market with an attractive demand that is currently covered by low-quality services. Our expansion into this new market increases the potential to create a multi-city healthcare franchise in Colombia with high negotiation power with insurance companies.

We have a dedicated integration team with more than eight years of experience and we believe we have been able to achieve these improved operating results in our Auna Colombia network primarily due to the implementation of our protocols and our consolidation and streamlining of its operations. We expect our integration team will continue to have a positive effect on our profitability and growth in the near future as we continue to expand through acquisitions in Peru, Colombia and other similar markets in Latin America.

We have also grown organically by building our own facilities and expanding the existing facilities. For example, we built our flagship hospital in Peru, Clínica Delgado, from the ground up in the Miraflores district of Lima, one of the city’s prime residential areas. Clínica Delgado was designed by Gresham Smith & Partners, one of the leading architecture firms for healthcare facilities in the United States. We commenced planning and construction in 2011 and started operations in 2014. By 2017, Clínica Delgado had established itself as the leading high complexity hospital in the country, offering more than 40 specialties and subspecialties.

We are also currently expanding some of our existing facilities, including Clínica Delgado and Clínica Vallesur, where we expect to add approximately 82 and 23 additional beds, respectively, by 2023 and between 2021 and 2022, respectively. We have also started construction of new hospitals in Chiclayo and Piura, Peru that will each have approximately 68 beds, where we expect to start operations between 2021 and 2022 and by 2023, respectively, and we are currently building Clínica del Sur in Envigado, Colombia, which we expect to add approximately 144 beds to our Auna Colombia network in 2022.

The successful execution of organic and inorganic initiatives has allowed us to increase the number of beds in our networks on an aggregate basis from 130 in 2012 to 698 as of the date of this prospectus and we expect to add over 385 beds by the end of 2023.

Solid financial growth backed by strong operating fundamentals

We believe that the quality of our services, the scale of our networks and our focus on cost efficiency has allowed us to achieve market-leading financial performance, even as the Peruvian and Colombian economies have experienced moderate growth levels as compared to the previous decade. In the year ended December 31, 2019, we generated revenue of S/1,382.6 million (US$390.1 million), profit for the year of S/73.9 million (US$20.8 million), EBITDA of S/226.3 million (US$63.9 million) and Adjusted EBITDA of S/234.4 million (US$66.1 million), which represented an increase of 60.5%, 101.6%, 82.9% and 78.5%, respectively, compared to the year ended December 31, 2018. Although we generated a loss for the period in the first six months of 2020 due primarily to the COVID-19 pandemic, we maintained a gross margin of 37.2%. We believe our gross margin historically and for the period ended June 30, 2020 solidly places us among the most profitable healthcare network operators in South America, including those in countries with more advanced healthcare systems such as Brazil and Chile, based on gross margins published by other publicly-traded healthcare companies in South America.

Management team, board of directors and shareholders with industry know-how and strategic vision

We believe that the combined strengths and proven experience of our management team, board of directors and shareholders has succeeded in making Auna one of the premier companies in the healthcare industry in the Andean region. In addition, we believe the track record and depth of knowledge of our management team provide us with a distinct competitive advantage. Our chief executive officer, Luis Felipe Pinillos Casabonne, has been working at Auna in various roles for nearly 20 years, and led the expansion of our business into general healthcare services and the development of the Auna networks in Peru and Colombia in conjunction with Enfoca, our controlling shareholder. Our chief financial officer, Pedro Castillo, served as CFO between 2010 and 2014 of Maestro Perú S.A. (“Maestro”), which had been acquired by Enfoca and expanded to become Peru’s leading home improvement retailer. Mr. Castillo was a key player in Maestro’s strong performance during the period, as well as in its landmark sale to Falabella Perú in 2014.

Our controlling shareholder, Enfoca, is one of Latin America’s foremost investment firms and has a proven track record of contributing to our and other consumer-facing companies’ growth in the region. Enfoca has contributed to the implementation of best-in-class corporate governance practices that we believe positions us well for sustainable long-term growth. In addition, Enfoca has actively participated in many of our management-level committees, including our executive, infrastructure and human talent committees, and helped drive the execution of our growth strategy. We believe that our controlling shareholder’s continuing support, engagement with management and long-term vision for growth gives us a competitive advantage.

We believe we will be able to continue to attract and retain the best talent in the healthcare industry in our markets, as our brand and our networks have become among the most prestigious in the healthcare industry in the Andean region.

Our Strategy

Our mission is to transform healthcare in the countries in which we operate by providing excellent patient outcomes and a positive and streamlined patient experience, all at an affordable cost. We believe our patient-centric culture, our use of technology and agile teams to enact change, and our capacity to scale with cost efficiencies nationally and regionally drive our strategic development. To achieve our mission and strategic direction, we rely on the following:

Leverage our culture to continue enhancing the experience of our plan members and patients and our ability to provide first-class medical outcomes at an affordable cost

We believe that demand for our services is driven by our ability to offer high quality healthcare services that produce first-class medical outcomes at integrated facilities that meet all of our patient needs and that provide a seamless experience at an affordable cost. As a result, our ability to continue enhancing the experience of plan members and patients within our networks is central to our growth strategy. We believe we have a unique patient-centric culture that focuses on proactive interactions with our plan members and patients to promote health objectives, including through innovative uses of technology, with the goal of fostering life-long relationships with them. We believe we can leverage our culture to continue enhancing the plan member and patient experience in the future.

In our Oncosalud network, we put significant emphasis on healthy lifestyle habits and regular medical check-ups to help ensure our plan members remain healthy and that cancer and any other illnesses are detected early. With our focus on healthy living, we are well positioned to detect and treat disease early. This allows us to have a greater impact on plan member health as treating disease early typically provides better patient outcomes. Early detection also strengthens our connection with each patient and enhances the likelihood that we will be the provider of choice for patients for other services over time. In addition, detecting diseases and conditions early also allows us to control costs, as many diseases, including cancer, are both less expensive to treat and more likely to be cured if detected earlier. Incorporating best practices learned over 30 years of experience in Oncosalud, we are increasing our prevention and early detection services in our Auna Peru and Auna Colombia networks as well. As we continue to roll out prevention and early detection programs, we expect to significantly increase the utilization of population management techniques and data analysis that further enhance our preventive medicine approach.

In recent years, we have increasingly differentiated our networks by harnessing technology that enhances the patient experience throughout the treatment cycle. For example, we were the first medical group in Peru to launch an EMR system that is accessible to doctors and staff, and we currently have our HIS in place at all of our hospitals in Peru. We intend to expand our HIS to the Auna Colombia network as well. We also have introduced kiosks and a mobile app, which allow our patients to make and pay for appointments in a convenient manner. These investments in technology allow us to provide standardized information in a timely and accessible manner to our healthcare providers, which not only eases the burden on our healthcare staff, but also enables us to provide efficient service to patients and their families. We plan to continue investing in technology to enhance the patient experience at our networks and that will allow us to stay in closer touch with our patients after they have left our direct care.

Expand our patient and member universe and leverage compelling socioeconomic dynamics in the markets where we operate

As the Peruvian and Colombian middle classes continue to expand over the next decade, we expect their constituents will increasingly demand high-quality healthcare services and products at an affordable cost, particularly if public sector capabilities and infrastructure continue to lag behind. Our more than 30-year track record provides us with extensive knowledge about our patient and plan member populations. With our growing Auna platforms, we believe we are well positioned to capture a significant portion of this currently underserved market in Peru and Colombia. In order to do so, we intend to expand our offerings, focusing particularly on the underserved segments of the population, and enter new market segments. For example, in Oncosalud, we have recently launched two new plans, a new lower-cost plan covering the most common and treatable cancers, which is expected to be within the economic reach of a larger segment of Peru’s population and a prepaid plan covering general healthcare services. We have also recently introduced a pilot for a plan covering a range of other potentially catastrophic diseases and conditions that require hospitalization and/or complex treatments. We expect to officially launch this plan in 2020. We are also considering introducing other prepaid plans in Peru covering other healthcare services. In addition, we are entering new market segments. For example, through the Torre Trecca PPP, once we are able to begin operations, we will provide services to a patient population previously attended only by public sector service providers, and we may seek to enter into additional PPP agreements in the future. We believe expanding our patient and member universe will not only increase our brand awareness and demand for our services, but also provide us with increased economies of scale, allowing us to continue increasing our efficiency levels over time.

Continue to expand our networks through organic and inorganic growth

The scale of our integrated healthcare networks in Peru and Colombia is central to our success – it increases our brand awareness, allows us to achieve cost efficiencies at the network level and improves our bargaining power with third parties, including third party payers and suppliers of medicines and medical equipment. As a result, our scale provides us with the resources to continually improve the quality and breadth of our healthcare services. Due to the relatively low penetration of healthcare services in both Peru and Colombia, deficits in medical capacity and, particularly in Peru, the generally poor quality of most public and many private healthcare alternatives, we believe there is significant room for growth and we intend to continue investing in our business and adding facilities to each of our networks. Our goal is to have a presence in all of the major urban centers in the countries in which we operate, and in doing so increase our patient and member universe. Although we have a well-established presence in Lima and other large cities in Peru, there are several cities in Peru where we do not currently have a presence that have sufficient potential demand to be attractive markets to enter. Additionally, in Colombia, we currently only operate in the Medellín metropolitan area and Barranquilla and we are seeking to establish a presence in several of Colombia’s other major cities. We seek to add facilities to our networks that meet our standards of quality in terms of expertise of available medical staff, modern infrastructure that enables efficient operation and ease of access for patients and plan members in terms of location.

In Peru, we are currently focused primarily on organic growth, as we have developed a proprietary model that we believe is the best vehicle for our expansion throughout the country. Since 2011, we have worked on developing a blueprint for the development of new medium to high complexity medical facilities based on our experience to date in building, modernizing and expanding facilities. This blueprint, which we refer to as the Auna Model, sets forth what we believe are ideal parameters in terms of number of beds and number of outpatient, emergency and operating rooms at a facility in order launch the new facility, or add capacity at an existing facility, and reach profitability effectively and efficiently. We are currently using the Auna Model for the expansion of Clínica Vallesur in Arequipa and for the construction of two new 66-bed facilities that we believe will be the leading hospitals in Chiclayo and Piura.

In Colombia, given the market fragmentation and the relatively larger number of high-quality facilities operated by third parties than in Peru, we are currently focused primarily on inorganic growth. In September 2020, for example, we acquired Clínica Portoazul, a private hospital located in Barranquilla, Colombia. We have identified a robust pipeline of other opportunities that can help us continue to expand our presence in the country, and we believe our proven integration capabilities position us as a natural market consolidator. Our acquisition strategy in Colombia is focused on the key urban areas in the country, such as Bogotá and Cali. We are also pursuing organic growth in Medellín where we already have a strong presence through the construction of Clínica del Sur, a state-of-the-art hospital providing medium and high complexity services in Envigado, a city bordering Medellín that has low hospital penetration. We are using the Auna Model to build Clínica del Sur and expect to launch operations at the facility in 2022, which will further strengthen our position in the Antioquia region of which Medellín is the capital.

In addition, we are continually evaluating expansion opportunities in other markets in Latin America that are structurally and demographically similar to Peru and Colombia and may seek to enter new markets in the future. As we expand our healthcare networks, we will increase our horizontal integration, which we believe will allow us to continue capturing increased demand for our services and generating substantial cost savings and synergies across facilities.

Continue enhancing and increasing the value proposition of our networks

Our ability to offer high quality healthcare services across our Auna Peru and Auna Colombia networks has been a significant contributor to demand for our healthcare services and has made us a “must carry” for healthcare coverage providers in Peru and Colombia. Through the breadth of our networks, we are able to be a one-stop shop for our patients, offering treatments in addition to diagnostic imaging, pharmaceuticals and laboratory services within our network of facilities. In addition, with the benefit of our technology and the standardized information it provides across facilities, we are able to provide patients care at any of our facilities, even if it is not the usual location at which they obtain healthcare services. For example, if a patient typically receives healthcare at one of our lower complexity facilities, but needs a high complexity service, we can access their medical records at another facility that is able to provide the high complexity service, which allows us to provide efficient service across our network. We intend to place a greater focus going forward on differentiating the role that each of our facilities has within the networks so that we can increase the value proposition of our networks overall. While high complexity services will be centered at Clínica Delgado in Peru and Clínica Las Américas in Colombia, we intend to increase the complexity of services that all of our facilities can handle in each of our markets where the need for higher-complexity services justifies it, particularly in the hospitals in provinces outside of Lima and Medellín. To complement our existing network, we intend to open new lower-complexity facilities in residential areas closer to our patients, providing easy access to care. We believe this will increase our touchpoints with patients, boost our brand awareness and foster further loyalty to our networks, while also deepening our horizontal integration and our ability to achieve network-level efficiencies.

Summary of Risk Factors

Investing in the ADSs representing our class A shares involves risks. You should carefully consider the risks described in the “Risk Factors” section beginning on page 26 before making a decision to invest in the ADSs representing our class A shares. If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of the ADSs representing our class A shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

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we depend substantially on our brands’ reputation among our plan members, patients, the medical community and our suppliers in the regions in which we operate, and any negative impact on those brands could have a material adverse effect on us;

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our operating results may be adversely affected if we are not able to estimate or control healthcare costs, or if we cannot increase our prices to offset cost increases, at our hospitals and clinics and with respect to our oncology plans;

•	we may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital from time to time;

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our business has been and continues to be impacted by the COVID-19 pandemic and the extent to which the COVID-19 pandemic impacts our business, financial condition and results of operations will depend on the duration and severity of the pandemic and the level of continued disruption to regional and global economic activity, which are impossible to predict at this time;

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we have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to prevent or detect a material misstatement of our financial statements, and may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our ADSs;

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our revenues and results of operations are affected by our relationships with third-party payers, and any change to, or deterioration in, these relationships could have a material effect on us, such as, for example, due to limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services as a result of changes in Colombia’s social security system, the Sistema General de Seguridad Social en Salud (“SGSSS”), in recent years;

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the healthcare industries in Peru and Colombia are competitive, and if we are not able to maintain or grow our competitive positions, our business, financial condition and results of operations may be adversely affected;

•	our performance depends on our ability to recruit and retain quality medical professionals, and we face a great deal of competition for these professionals, which may increase our labor costs;

•	any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition;

•	our performance is dependent on economic, social and political developments in Peru and Colombia, and our results of operations may be negatively affected by recent political instability in Peru;

•

following the completion of the offering, Enfoca, our controlling shareholder, will own approximately      % of our class B shares and     % of our class A shares, representing approximately     % of the combined voting power of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional ADSs. The remaining % of the class B shares will be owned by Mr. Pinillos Casabonne and certain of our minority shareholders. All class B shares will be held in trust under the Trust Agreement, pursuant to which the trustee will vote all class B shares held in trust as directed by Enfoca. Certain of our officers and a majority of our directors may be employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest; and

•	we are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

Corporate Structure

A simplified organizational chart showing our corporate structure is set forth below.

*	We own 100% of all of our operating subsidiaries, other than Clínica Miraflores, Clínica Vallesur and Clínica Portoazul, of which we own 94.17%, 88.23% and 66.55%, respectively.

Corporate Information

Our principal executive offices are located at Avenida República de Panamá 3461, San Isidro, Lima, Peru. Our telephone number at this address is +51 1-205-3500.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is http://auna.pe/. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•

to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years following our initial public offering or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our class A shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS we have irrevocably elected not to avail ourselves of any extended transition period provided for by IFRS and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

THE OFFERING

The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our ADSs and common stock, see “Description of Our Share Capital” and “Description of American Depositary Shares” in this prospectus.

Issuer	Auna S.A.A.

Securities Offered	ADSs, representing of our class A shares.

Offering Price	We expect the offering price will be between US$ and US$ per ADS.

Option to Purchase Additional ADSs	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional ADSs at the initial public offering price, representing class A shares, less underwriting discounts and commissions.

ADSs	Each ADS represents class A shares held by Citibank, N.A., the depositary. The ADSs may be evidenced by American depositary receipts, or ADRs, issued under a deposit agreement among us, Citibank, N.A., as depositary, and the holders and beneficial owners of the ADSs issued thereunder (the “deposit agreement”).

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately US$ , or approximately US$ if the underwriters exercise their option to purchase additional ADSs in full. These amounts assume an initial public offering price of US$ per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including acquisitions, expansion of our existing facilities, other capital expenditures and the repayment of indebtedness from time to time. See “Use of Proceeds.”

Lock-Up Agreements	We, our directors and officers and our existing shareholders have agreed, subject to limited exceptions, not to sell any shares of our common stock or ADSs for a period of 180 days after the date of this prospectus without the prior approval of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. See “Underwriting.”

Share Capital Immediately Prior to and Following the Offering	Our share capital is divided into class A shares of common stock and class B shares of common stock.

Immediately prior to the offering, we had                class A shares and 1,000 class B shares issued and outstanding. After giving effect to the offering, we will have                class A shares and 1,000 class B shares outstanding. Following the completion of the offering, Enfoca

will own approximately     % of our class B shares and     % of our class A shares, representing approximately     % of the combined voting power of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional ADSs. The remaining     % of the class B shares will be owned by Mr. Pinillos Casabonne and certain of our minority shareholders. All class B shares will be held in trust under the Trust Agreement, pursuant to which the trustee will vote all class B shares held in trust as directed by Enfoca irrespective of Enfoca’s aggregate ownership of our common stock at any given time. See “Description of Our Share Capital—Trust Agreement.”

No Preemptive Rights Offer	Because all of our existing shareholders have agreed to waive their preemptive rights under Peruvian law in connection with this offering, there will not be a preemptive rights offer for our shares in connection with this offering. See “Description of Our Share Capital—Preemptive and Accretion Rights.”

Voting Rights	Each share of our common stock is entitled to one vote. Each class B share of our common stock is entitled to vote on any matter submitted to a vote of the shareholders. Each class A share of our common stock is entitled to vote (together with the class B shares) only on the following matters submitted to a vote of the shareholders: (i) approval of corporate management and financial statements; (ii) approval of capital increases or reductions (other than as described below); (iii) appointment, or delegation to our board of directors of the appointment, of our independent auditors; and (iv) application of profits. The class A shares will not have voting rights on any other matter subject to shareholders’ approval.

Therefore, the class A shares will not vote on, among other matters, the election and removal of directors and fixing of directors’ compensation; our issuance of debt securities; amendments to our by-laws (other than in connection with capital increases or reductions); the sale, in a single transaction, of assets with a value exceeding 50% of the our share capital; the merger, spin-off, division, reorganization, transformation or dissolution of the Company; and special investigations and audits.

In September 2020, our shareholders delegated to our board of directors the authority to approve one or more capital increases of up to S/236,546,679, which delegation will remain in place for five (5) years thereafter and will allow our board of directors to determine the timing, amount, and conditions of each such capital increase, without requiring further shareholders’ approval. This approval also included an express advanced waiver of any preemptive rights that would apply in connection with any such capital increases. This delegation may only be revoked by a vote of the class B shares.

Subject to Peruvian law and the terms of the deposit agreement, a holder of ADSs will generally have the right to instruct the depositary how to vote the class A shares represented by its ADSs. See “Description of Our Share Capital” and “Description of American Depositary Shares.”

Subject to the terms of the Trust Agreement, Enfoca will generally have the right to instruct the trustee how to vote the class B shares held in trust. See “Description of Our Share Capital—Trust Agreement.”

Conversion	Each class B share will convert automatically into one class A share upon any transfer, except for transfers of class B shares by Enfoca, our chief executive officer and certain of our minority shareholders to a trust established pursuant to the Trust Agreement or in case of transfers of class B shares in favor of Enfoca or of Luis Felipe Pinillos Casabonne, as appropriate.

For so long as either Enfoca and Luis Felipe Pinillos Casabonne hold in the aggregate 10% or more of the outstanding amount of class A shares, we will have a dual class structure. However, if, on any given date, the class A shares held directly or indirectly by Enfoca and Mr. Pinillos Casabonne represent in the aggregate less than 10% of the outstanding amount of class A shares on a combined basis, then on the date of the call for the next annual shareholders meeting following such event, all the class A shares and all the class B shares will automatically convert into one class of common shares with full and equal economic and political rights as provided under Peruvian law on a one-to-one basis. See “Description of Our Share Capital—Conversion.”

Dividends	Our dividend policy has historically been to distribute up to S/10 million per year of our net profit obtained from the preceding year. Following this offering, we intend to retain all available funds and future earnings, if any, to fund the expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Our dividend policy notwithstanding, under Peruvian law, shareholders representing 20% of our class A shares and class B shares have the right to compel us to distribute at least 50% of the net profit of the previous fiscal year. See “Dividend Policy.”

Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion in the aggregate in cash dividends (or its equivalent in soles).

Subject to the terms of the deposit agreement, holders of our ADSs will be entitled to receive dividends, if any, paid on the class A shares represented by the ADSs. Cash dividends on our class A shares will be paid in soles and will be converted by the depositary into U.S. dollars and paid in U.S. dollars to the holders of ADSs, net of fees, expenses and any taxes. Under Peruvian law, dividends are subject to a withholding tax of 5% if paid to non-Peruvian holders. See “Dividends” and “Description of American Depositary Shares.”

Depositary	Citibank, N.A.

Listing	We intend to apply to list our ADSs on the NYSE under the symbol “AUNA.”

We intend to apply to list our class A shares on the BVL under the symbol “ .”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of the option granted to the underwriters to purchase up to additional ADSs; and

•	ADSs will be sold at US$ per ADS, which is the midpoint of the range set forth on the cover page of this prospectus.

SUMMARY FINANCIAL AND OTHER INFORMATION

The following information is only a summary and should be read together with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the consolidated financial statements of Grupo Las Américas, including the notes thereto, included elsewhere in this prospectus.

The summary statement of income and other comprehensive income and statement of financial position data as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The summary statement of income and other comprehensive income and statement of financial position as of and for the years ended December 31, 2019, 2018 and 2017 of the Company are derived from the audited consolidated financial statements included elsewhere in this prospectus. Due to our acquisition of Grupo Las Américas at the end of 2018, our results of operations for the year ended December 31, 2019 are not directly comparable to the year ended December 31, 2018, and, because we owned Grupo Las Américas (which comprises our Healthcare Services in Colombia segment) for five days in 2018, our results of operations for the year ended December 31, 2018 are not directly comparable to our results of operations for the year ended December 31, 2017.

We maintain our books and records in soles and prepare our consolidated financial statements in accordance with IFRS.

The following table sets forth our summary unaudited condensed consolidated interim financial data as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 and our summary consolidated financial data as of and for the years ended December 31, 2019, 2018 and 2017.

	Six months ended June 30,					Year ended December 31,
	2020	2020		2019		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)				(in millions of US$)(1)	(in millions of soles)
Statement of Income and Other Comprehensive Income Data:
Revenue
Premiums earned	$78.1	S/	276.9	S/	252.9	$147.4	S/	522.3	S/	467.6	S/	405.5
Health care services revenue	78.1		276.6		326.4	185.9		658.9		229.6		194.7
Sales of medicines	21.5		76.2		98.2	56.8		201.3		164.0		122.6

Total revenue from contracts with customers	177.7		629.7		677.5	390.1		1,382.6		861.2		722.8
Cost of sales and services	(111.7)		(395.7)		(417.9)	(238.3)		(844.5)		(497.8)		(422.2)

Gross profit	66.0		234.0		259.6	151.8		538.0		363.4		300.6
Selling expenses	(18.6)		(65.9)		(64.7)	(37.4)		(132.5)		(120.7)		(102.9)
Administrative expenses	(34.8)		(123.5)		(114.9)	(66.7)		(236.5)		(154.4)		(129.4)
Loss for impairment of trade receivables	(1.9)		(6.6)		(3.0)	(1.7)		(6.0)		(2.8)		(11.8)
Other expenses	—		—		—	(0.4)		(1.4)		—		—
Other income	0.8		2.8		3.2	1.6		5.5		5.3		2.6

Operating profit	11.5		40.9		80.2	47.2		167.1		90.8		59.0
Finance income	1.0		3.5		8.5	0.4		1.5		0.6		1.1
Finance costs	(21.7)		(77.0)		(27.8)	(15.8)		(56.1)		(38.2)		(24.8)

Net finance cost	(20.7)		(73.4)		(19.4)	(15.4)		(54.5)		(37.5)		(23.7)
Share of profit of equity-accounted investees	0.1		0.2		1.1	0.7		2.4		1.0		0.4

(Loss) profit before tax	(9.1)		(32.4)		61.9	32.5		115.1		54.2		35.7
Income tax expense	2.7		9.4		(24.8)	(11.6)		(41.2)		(17.5)		(15.1)

(Loss) profit for the period	$(6.5)	S/	(22.9)	S/	37.1	$20.8	S/	73.9	S/	36.6	S/	20.7

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.

	As of June 30,			As of December 31,
	2020	2020		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)		(in millions of US$)(1)	(in millions of soles)
Statement of Financial Position Data:
Cash and cash equivalents	$21.1	S/	74.7	$10.2	S/	36.1	S/	110.9	S/	32.5
Total assets	544.6		1,930.0	533.7		1,891.3		1,740.1		697.2
Total liabilities	400.0		1,417.5	370.4		1,312.5		1,206.8		443.8
Total equity	144.6		512.5	163.3		578.8		533.3		253.4

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.

	As of June 30,			Year ended December 31,
	2020	2020		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)		(in millions of US$)(1)	(in millions of soles)
Segment Financial Data:
Revenue
Oncosalud Peru:	$88.8	S/	314.8	$167.0	S/	591.9	S/	530.6	S/	456.8
Healthcare Services in Peru:	$55.1	S/	195.2	$132.6	S/	469.9	S/	405.3	S/	327.6
Healthcare Services in Colombia(2):	$46.4	S/	164.4	$115.5	S/	409.4	S/	4.8	S/	—
Operating profit
Oncosalud Peru:	$17.7	S/	62.6	$30.1	S/	106.8	S/	78.4	S/	75.9
Healthcare Services in Peru:	$(7.7)	S/	(27.4)	$6.3	S/	22.3	S/	16.4	S/	(12.8)
Healthcare Services in Colombia(2):	$2.0	S/	7.1	$12.0	S/	42.5	S/	(0.6)	S/	—
Profit (loss) before tax
Oncosalud Peru:	$13.8	S/	49.1	$27.4	S/	97.0	S/	60.2	S/	56.3
Healthcare Services in Peru:	$(9.0)	S/	(32.1)	$4.3	S/	15.1	S/	11.9	S/	(20.3)
Healthcare Services in Colombia(2):	$(12.3)	S/	(43.8)	$3.2	S/	11.4	S/	(7.4)	S/	—

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.
(2)

We acquired Grupo Las Américas, which constitutes our Healthcare Services in Colombia segment, on December 27, 2018. As a result, we only had five days of results of operations for our Healthcare Services in Colombia segment in 2018 and none in 2017.

Key Performance Indicators

	Six months ended June 30,					Year ended December 31,
	2020	2020		2019		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)				(in millions of US$)(1)	(in millions of soles)
EBITDA(2)	$20.3	S/	72.0	S/	108.7	$63.9	S/	226.3	S/	123.8	S/	89.5
Segment EBITDA(3)
Oncosalud Peru:	$20.6	S/	72.9	S/	56.6	$34.3	S/	121.5	S/	91.0	S/	87.9
Healthcare Services in Peru:	$(4.8)	S/	(16.9)	S/	20.5	$12.4	S/	43.9	S/	31.9	S/	2.0
Healthcare Services in Colombia:	$3.8	S/	13.3	S/	27.8	$16.5	S/	58.4	S/	(0.5)		—
Adjusted EBITDA(4)	$21.0	S/	74.7	S/	111.5	$66.1	S/	234.4	S/	131.5	S/	90.7

	Six months ended June 30,				Year ended December 31,
	2020		2019		2019		2018		2017
Oncology Services:
Number of plan members(5)(6)		888,708		900,429		922,945		896,838		881,083
Average monthly revenue per plan member(7)	S/	51.2	S/	47.0	S/	48.1	S/	44.0	S/	39.5
Number of preventive check-ups		21,715		44,550		104,898		92,364		78,685
Number of patients treated(8)		10,080		11,421		14,230		12,646		11,659
Medical loss ratio(9)		41.1%		53.9%		51.9%		52.4%		54.1%
% of cost of services related to preventive check-ups		2.8%		8.5%		9.1%		7.3%		9.7%
% of cost of services related to treatment provided by Oncosalud network facilities		67.6%		66.9%		66.2%		67.7%		67.5%
% of cost of services related to treatment provided by Auna Peru network facilities		26.1%		21.5%		21.8%		21.7%		19.0%
% of cost of services related to treatment provided outside our networks		3.5%		3.0%		3.0%		3.2%		3.7%

Healthcare Services:
Number of beds(5)
In Peru:		284		284		284		282		279
In Colombia(10):		305		305		305		—		—
Number of patients treated(11)
In Peru:		95,550		126,558		198,664		175,605		149,265
In Colombia(10):		124,288		152,812		246,864		—		—
Average revenue per patient
In Peru:	S/	2,043	S/	1,821	S/	2,365	S/	2,307	S/	2,196
In Colombia(10):	S/	1,323	S/	1,339	S/	1,659	S/	—	S/	—
Total number of outpatient consultations
In Peru:		165,498		275,150		541,934		459,407		350,487
In Colombia(10):		23,080		26,217		54,044		—		—
Total number of emergency treatments
In Peru:		39,682		53,603		113,519		98,359		81,708
In Colombia(10):		29,648		30,559		62,743		—		—
Total number of days hospitalized(12)
In Peru:		24,567		30,275		58,046		56,314		46,686
In Colombia(10):		35,117		44,873		88,783		—		—

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.

(2)

EBITDA is a non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.” The following table shows a reconciliation of EBITDA to profit for the period for each of the periods presented.

	Six months ended June 30,					Year ended December 31,
	2020	2020		2019		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)				(in millions of US$)(1)	(in millions of soles)
(Loss) profit for the year period	$(6.5)	S/	(22.9)	S/	37.1	$20.8	S/	73.9	S/	36.6	S/	20.7
Income tax expense	(2.7)		(9.4)		24.8	11.6		41.2		17.5		15.1
Net finance cost	20.7		73.4		19.4	15.4		54.5		37.5		23.7
Depreciation and amortization	8.7		30.9		27.4	16.0		56.7		32.0		30.0

EBITDA	$20.3	S/	72.0	S/	108.7	$63.9	S/	226.3	S/	123.8	S/	89.5

(3)

Segment EBITDA is a non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.” The following table shows a reconciliation of profit before tax to Segment EBITDA for each of our segments as well as Grupo Las Americas’ net earnings to EBITDA for the period from January 1, 2018 to December 26, 2018.

	Six months ended June 30, 2020
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia	Total Reportable Segments(a)
	(in millions of soles)
(Loss) profit before tax	S/	49.1	S/	(32.1)	S/ (43.8)	S/	(26.7)
Net finance cost(b)		13.4		4.6	51.2		69.2
Depreciation and amortization		10.5		10.5	5.8		26.8

Segment EBITDA	S/	72.9	S/	(16.9)	S/ 13.3	S/	69.2

	Six months ended June 30, 2019
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Total Reportable Segments(a)
	(in millions of soles)
Profit before tax	S/	41.7	S/	9.1	S/	11.7	S/	62.5
Net finance cost(b)		7.0		2.5		9.6		19.1
Depreciation and amortization		7.8		8.9		6.6		23.3

Segment EBITDA	S/	56.6	S/	20.5	S/	27.8	S/	104.9

	Year ended December 31, 2019
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Total Reportable Segments(a)
	(in millions of soles)
Profit before tax	S/	97.0	S/	15.1	S/	11.4	S/	123.5
Net finance cost(b)		10.8		7.3		32.4		50.5
Depreciation and amortization		13.7		21.5		14.5		49.7

Segment EBITDA	S/	121.5	S/	43.9	S/	58.4	S/	223.7

	Year ended December 31, 2018
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia	Total Reportable Segments(a)
	(in millions of soles)
Profit before tax	S/	60.2	S/	11.9	S/ (7.4)	S/	64.7
Net finance cost(b)		19.1		4.4	6.8		30.3
Depreciation and amortization		11.6		15.5	0.1		27.2

Segment EBITDA	S/	91.0	S/	31.9	S/ (0.5)	S/	122.2

	Year ended December 31, 2017
	Oncosalud Peru		Healthcare Services in Peru		Total Reportable Segments(a)
	(in millions of soles)
Profit before tax	S/	56.3	S/	(20.3)	S/	36.0
Net finance cost(b)		20.1		7.5		27.6
Depreciation and amortization		11.5		14.8		26.3

Segment EBITDA	S/	87.9	S/	2.0	S/	90.0

(a)	Does not include the elimination of intra-group balances and transactions.
(b)	Represents exchange difference, net, and interest expense, net.

Reconciliation of EBITDA for Grupo Las Américas

	Period from January 1, 2018 to December 26, 2018
	(in millions of soles)(a)		(in millions of COP)
Net earnings from ordinary activities	S/	17.0	COP 18,158.4
Taxes		9.9	10,574.7
Net financial expense		9.6	10,199.5
Depreciation		8.9	9,482.9
Amortization		0.7	787.6

EBITDA	S/	46.1	COP 49,203.0

(a)	Calculated based an exchange rate of COP1,067.26575 to S/1.00 as of June 30, 2020.

(4)

Adjusted EBITDA is a non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.” The following table shows a reconciliation of Adjusted EBITDA to profit for the period for each of the periods presented.

	Six months ended June 30,					Year ended December 31,
	2020	2020		2019		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)				(in millions of US$)(1)	(in millions of soles)
(Loss) profit for the period	$(6.5)	S/	(22.9)	S/	37.1	$20.9	S/	73.9	S/	36.6	S/	20.7
Income tax expense	(2.7)		(9.4)		24.8	11.6		41.2		17.5		15.1
Net finance cost	20.7		73.4		19.4	15.4		54.5		37.5		23.7
Depreciation and amortization	8.7		30.9		27.4	16.0		56.7		32.0		30.0
Pre-operating expenses(a)	0.3		0.9		0.7	0.5		1.8		0.7		1.2
Business development expenses(b)	0.5		1.8		0.9	0.3		1.2		7.0		—
Retention bonus for doctors(c)	—		—		1.2	1.0		3.7		—		—
Change in fair value of assets held for sale(d)	0.01		0.04		—	0.1		0.5		—		—
Loss on sale of investments in associates(e)	—		—		—	0.3		0.9		—		—

Adjusted EBITDA	$21.0	S/	74.7	S/	111.5	$66.1	S/	234.4	S/	131.5	S/	90.7

(a)

Pre-operating expenses consist of legal and administrative expenses incurred in connection with projects under construction, such as the new hospital in Chiclayo, costs relating to the Torre Trecca PPP and legal and administrative expenses incurred in connection with the acquisition of land banks for future projects.

(b)

Business development expenses consist of expenses incurred in connection with projects for the expansion into new markets, including through greenfield projects and M&A activity. In 2018 and 2019 these expenses were related to the acquisition of Grupo Las Américas, including legal fees.

(c)	One time retention bonus for doctors employed by Grupo Las Américas to secure their continued employment by Auna during the first year of operations after the acquisition of Grupo Las Américas.
(d)	Change in fair value of assets held for sale consists of the change in fair value of certain land held for sale by Grupo Las Américas at the time of its acquisition by Auna.

(e)

Loss on sale of investments in associates consists of losses incurred in connection with the sale of our stake in Hospital en Casa S.A., a company in which we acquired a minority stake through the acquisition of Grupo Las Américas.

(5)	As of year-end.
(6)

Includes active plan members as well as plan members that have not paid monthly fees due on their plans for up to three months, during which time their plans remain active. Once such three month period has passed, their plans are terminated and they are not included in our total number of plan members. As of June 30, 2020, we had 849,471 active members and 39,237 inactive members.

(7)

Total revenue for the period corresponding to premiums earned in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

(8)	Number of individual plan members receiving treatment for cancer during the year, which may include multiple instances of treatment per plan member.
(9)

MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology plans.

(10)

We acquired Grupo Las Américas on December 27, 2018. The information in this table for the year ended December 31, 2018, as it relates to Grupo Las Américas, is based on data provided to the Company by Grupo Las Américas. We believe it is reliable, but it does not form part of our consolidated operating history. We acquired Clínica Portoazul, which has added 150 beds to our Auna Colombia network, in September 2020 and as such, the information in this table does not include data for Clínica Portoazul.

(11)	Number of individual patients that received healthcare treatment during the year, which may include multiple instances of treatment per plan member.
(12)	Total number of days in which any of our beds had a hospitalized patient.

RISK FACTORS

Investing in our ADSs involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before investing in the ADSs, you should carefully consider the risks and uncertainties described below in addition to the other information contained in this prospectus. In general, investing in the securities of issuers in emerging market countries, such as Peru, involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. Any of the following risks, alone or together with risks and uncertainties that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations or prospects. As a result, the trading price of the ADSs could decline, and you could lose some or all of your investment. When determining whether to invest, you should consider all of the information in this prospectus, including our financial statements and the notes thereto. Further, the risk factors below include cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Forward-Looking Statements.”

Risks Related to Our Business

We depend substantially on our brands’ reputation among our plan members, patients, the medical community and our suppliers in the regions in which we operate, and any negative impact on those brands could have a material adverse effect on us.

We operate our business through several brands. Our principal brands are Auna, our primary brand, as well as Oncosalud, Clínica Delgado and Clínica Las Américas, all of which we believe are viewed positively and associated with high-quality healthcare services in the markets in which we operate. Our brands’ reputation is fundamental to driving demand for our healthcare services and prepaid plans and to our ability to attract and retain qualified medical personnel to work at our facilities. In addition, our brands’ reputation is key to our ability to negotiate favorable contracts with third parties, such as insurance providers and medical suppliers. Our ability to maintain our reputation is contingent on offering high-quality and efficient healthcare services. Accordingly, if we are unable to offer high-quality healthcare services and/or maintain our brands’ reputation among our plan members, patients and medical professionals, our business, financial condition and results of operations may be adversely affected.

In addition, there has been a marked increase in the use of social media platforms and other forms of internet-based communications that provide individuals and businesses with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms, including reviews, is virtually immediate, as is its impact. Many social media platforms allow the publishing of the content posted by their subscribers and participants, often without filters or checks on the accuracy of such content. If we receive negative reviews on social media or other negative publicity, even if such reviews are inaccurate, our brands’ reputation could suffer, affecting demand for our healthcare services, or we may have more difficulty attracting and retaining qualified medical personnel to work at our facilities, any of which could affect our ability to offer high-quality healthcare services and could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be adversely affected if we are not able to estimate and control healthcare costs, or if we cannot increase our prices to offset cost or expenditure increases, at our hospitals and clinics and with respect to our oncology plans.

Our operating results depend in large part on our ability to estimate and control the future costs involved in providing healthcare services at our hospitals and clinics. According to data published by the Instituto Nacional de Estadística e Informática (“INEI”) in Peru and the Departamento Administrativo Nacional de Estadística in Colombia, healthcare costs increased in Peru and Colombia by 2.2% and 2.8%, respectively, during 2019.

The main factors affecting healthcare costs and expenditures, and our ability to offset increases in those include:

•	increased cost of medical supplies, including pharmaceuticals, whether due to demand, inflation or otherwise;

•	the cost of acquiring new equipment and technologies, or upgrading existing equipment and technologies, needed to provide our services;

•	annual renegotiations of contracts with insurance providers and their ability to pay for our healthcare services; and

•	periodic renegotiations of contracts with doctors and medical support personnel as well as other medical services providers and suppliers.

Many of these factors are outside of our control. In addition, certain aspects of our growth strategy may also result in increased operating expenditures, such as opening new facilities or hiring additional personnel, which may not be offset by an increase in our revenue, resulting in diminished operating margins.

In addition, with respect to our oncology plans, differences between predicted and actual healthcare costs as a percentage of revenues attributable to our oncology plans can result in significant changes in our results of operations. Costs at our oncology business vary by the number of patients that are diagnosed in any given period as well as the stage of diagnosis (i.e., Stage I versus Stage IV) and type of cancer diagnosed. Later-stage diagnoses typically involve more costly treatment regimens, and certain types of cancer may be more likely to require newer, more expensive treatment options, which may also impact our costs. We adjust our plan pricing on an annual basis to reflect current cost projections and this adjusted pricing is automatically applied to any plans that are automatically renewed for another year. However, because our oncology plans are prepaid for one-year terms, any increase in costs in excess of our cost projections within a given period cannot be recovered in that plan period by increasing pricing.

If any of the above events occur and we are unable to rapidly adapt in proportion to the increase in costs for the provision of healthcare services, our business, financial condition and results of operations may be adversely affected.

Our business has been and continues to be negatively impacted by the COVID-19 pandemic.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including in Peru and Colombia. The Peruvian government closed its international borders and ordered a national lockdown on March 16, 2020 that lasted until June 30, 2020. In connection with the lockdown, all non-essential businesses were ordered to close. On July 1, 2020, the national lockdown was lifted and non-essential businesses gradually reopened; however, as a result of a subsequent increase in COVID-19 cases, lockdowns were ordered in certain cities, including Arequipa, in which we have facilities. Furthermore, as of the date of this prospectus, Peru’s borders remain closed indefinitely and Peru continues to be one of the countries with the highest mortality rates from COVID-19. Similarly, the Colombian government closed its borders and ordered a national lockdown on March 25, 2020 until August 31, 2020. However, at the end of August 2020, it announced a selective quarantine phase from September 1, 2020 until at least September 30, 2020. The lockdowns in Peru and Colombia effectively restricted nearly all economic activity in both countries, significantly impacting both the financial and operating performance of our business.

Our hospitals in Peru and Colombia are essential businesses and remain open for limited services. As a result of the pandemic, we were ordered to cancel all elective, non-emergency procedures and outpatient consultations in Peru and Colombia, restricting our services to emergency care only for the duration of the lockdowns. As a result, revenue from our Healthcare Services in Peru and Healthcare Services in Colombia segments decreased 15.3% and 19.6%, respectively, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. We have also seen a significant increase in the cost of sales and services in recent months due to an increase in the purchase of gloves, masks and other personal protective equipment for all medical and administrative personnel who are in direct patient contact. At the same time, we have seen an increase in the prices of personal protective equipment, which has been in short supply around the world. In addition, we have experienced staffing shortages at our hospitals and clinics as medical personnel, working on the front lines, have contracted COVID-19 at high rates. We have covered these shortages by hiring temporary personnel and granting special bonuses to medical personnel caring for patients with COVID-19, which has increased our labor-related costs. As a result of increased costs, gross profit in our Healthcare Services in Peru and Healthcare Services in Colombia segments decreased 58.5% and 35.9%, respectively, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

In addition, in June 2020, the Peruvian government reached an agreement with certain private clinics, including Clínica Bellavista, Clínica Miraflores and Clínica Vallesur, whereby private clinics agreed to treat uninsured patients for COVID-19 for a flat fee, regardless of length of stay. Pursuant to the agreement, private clinics are being reimbursed by SIS and EsSalud. Although this has not caused a material impact on our results of operations as of the date of this prospectus, there can be no guarantee that the Peruvian government will not fail to reimburse us for such services or pressure private clinics, including our clinic, to provide services to uninsured patients on less favorable terms if the pandemic continues.

Moreover, the healthcare systems in several countries, including Peru and Colombia, have been overwhelmed with hospitals lacking the supply and personnel to treat the influx of COVID-19 patients and there have been several reports in the media containing misinformation about COVID-19 testing and COVID-19 treatment. As a result, we have seen public trust in healthcare facilities decline more broadly. Although such conditions have not been present in our facilities as of the date of this prospectus, if such conditions occur in our facilities and we have difficulty treating the influx of patients, we may face claims for damages and experience reputational damage and loss of public trust in the quality of our healthcare services.

The COVID-19 pandemic has also led to disruption of regional and global economic activity, and to volatility and a downturn in the financial markets, which is expected to continue at least in the near term. In our Oncosalud segment, we have seen a decline in sales of our prepaid oncology plans as much of our sales force is working from home and certain of our other sales channels are shut down completely as of the date of this prospectus. The disruption has also led to a significant increase in unemployment and as a result, we have seen an increase in the number of plan members cancelling their plans, which led to a 1.3% decrease in our number of plan members from 900,429 in June 2019 to 888,708 in June 2020. Plan members cancelling plans were primarily younger members who are at less risk of developing cancer. Because plan prices increase by age, this demographic trend had a positive impact on our segment revenue during the first half of the year and acted as an offset to other declines. We cannot predict whether the changes in the demographics of our plan members and Peruvian government policies in response to COVID-19 will continue to have a similar offsetting impact going forward. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19” for more detail.

To date, we have taken certain measures in the second and third quarters of 2020 to bolster our capital position as a result of the economic uncertainty. For example, four of our subsidiaries, Medic Ser S.A.C. (“Medic Ser”), Oncocenter Perú S.A.C. (“Oncocenter”), Oncosalud S.A.C. and GSP Servicios Generales S.A.C. (“GSP Servicios Generales”), each applied for and received a loan of S/10 million and Clínica Vallesur S.A. applied for and received a loan of S/7.5 million, in each case under a loan relief program offered by the Peruvian government in response to the COVID-19 pandemic. In addition, our subsidiaries Grupo Las Américas and Instituto de Cancerologia S.A.S. applied for and received loans of COP12,837.0 million and COP4,069.0 million, respectively, under a loan relief program offered by the Colombian government in response to the COVID-19 pandemic. The loans our Peruvian subsidiaries received contain certain restrictions on their ability to pay dividends. See “Risk Factors—Risks Related to Our Business—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.”

While we continue to pursue our capital expenditure projects, certain of our ongoing construction projects have been paused until economic activity fully resumes in the applicable region. In addition, we have shifted some of our capital expenditure budget to purchase additional resources to adequately address the pandemic, such as additional ventilators and temporary isolation units. Although we expect to be in a position to resume our construction projects in the near future, our cost of capital may increase, which could in turn negatively affect our ability to fund these projects in the future.

The extent to which the COVID-19 pandemic impacts our business, results of operations, liquidity and financial condition will depend on the duration and severity of the pandemic and the level of continued disruption to regional and global economic activity, which are impossible to predict at this time. Future developments with respect to COVID-19 are highly uncertain and new information may emerge concerning the severity of the COVID-19 pandemic and the actions necessary to mitigate or contain its impact. While such actions may be relaxed or rolled back if and when COVID-19 abates, the actions may be reinstated as the pandemic continues to evolve. The scope and timing of any such reinstatements is difficult to predict and may continue to materially affect our financial and operating performance in the future.

Any future pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our facilities could adversely impact our business.

The operation of a hospital involves the treatment of patients with a variety of infectious diseases. Previously healthy or uninfected people may contract serious communicable diseases in connection with their stay or visit at hospitals. In addition, these germs or infections could also infect employees and thus significantly reduce the treatment and care capacity at the medical facilities involved in the short-, medium- and long-term.

Any future pandemic, epidemic, outbreak of a contagious disease or other public health crisis could similarly disrupt our operations, diminish the public trust in our healthcare services, especially if we fail to accurately or timely diagnose any future contagious diseases and adversely affect our business, financial condition and results of operations. In addition, the introduction of new laws and regulations, or changes to existing ones, as a response to COVID-19 or a future pandemic, epidemic or public health crisis is difficult to predict and could materially affect our business. Our facilities could also be affected by the withdrawal of licenses, permits or authorizations as a result of a pandemic, epidemic or outbreak. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the potential impact of a pandemic, epidemic or outbreak of a contagious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to prevent or detect a material misstatement of our financial statements, and may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our ADSs.

We have identified material weaknesses in our internal control over financial reporting. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As an emerging growth company, we currently are not required to comply with the Sarbanes-Oxley Act. As a result, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. The report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 will not be required until our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of this offering.

The material weaknesses identified in our internal controls relate to (i) the adequacy of our information technology (“IT”) security management, including segregation of duties and access and privileged users, (ii) the comprehensiveness of our accounting policies and procedures manuals and (iii) the formalization of controls in key areas of the accounting process, including relating to the documentation and implementation of IFRS reporting requirements. If these weaknesses are not remediated, they could result in material misstatements in our annual or interim financial statements.

We have taken steps to remediate the aforementioned weaknesses, including: (i) designating a working group to develop a remediation plan focused on the internal control of the areas related to the material weaknesses, (ii) hiring financial reporting and internal control professionals with IFRS and PCAOB experience and (iii) conducting trainings for our personnel with respect to IFRS and PCAOB requirements. These remediation steps will be monitored by the audit and risk committee and senior management.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

Our revenues and results of operations are affected by our relationships with third-party payers, and any change to, or deterioration in, these relationships could have a material adverse effect on us, such as, for example, due to limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services as a result of changes in the SGSSS in recent years.

During the first six months of 2020, in our healthcare services business in Peru and Colombia, 79% of payments came from third-party insurance providers, including the Peruvian and Colombian governments, and 21% were paid out-of-pocket by our patients. In Peru, our accounts receivable are typically collected in an average of 80 days whereas in Colombia, these are typically collected in 150 days. An increase in this timing can significantly impact our ability to convert recognized revenue into payments, lengthening our cash conversion cycle. In addition, certain of our principal third-party payers also run their own hospital networks and therefore compete with us. See “—We face competition in a fragmented market like Peru and Colombia, from our current competitors and from future competitors that might enter the sector.”

In Peru, a facility must be included on an insurance provider’s approved list of healthcare facilities for an individual to be reimbursed for the services they receive at that facility. We negotiate with private insurance providers to ensure that we are on their list of approved facilities and to agree on the prices at which we are reimbursed for services provided to their plan members. As a large hospital network with one of the premier hospitals in Lima and leading hospitals in several other key cities, we have historically been able to renegotiate contracts at favorable rates with insurance providers on an annual basis. However, we expect continued third-party efforts to aggressively manage reimbursement levels and control costs. Moreover, our negotiating position could decline in the future if our brands’ reputation suffers. See “—We depend substantially on our brands’ reputation among our plan members, patients, the medical community and our suppliers in the regions in which we operate.”

In Colombia, approximately 95% of the population receives healthcare insurance through the government’s social security system, the SGSSS. Funds contributed to the SGSSS are administered by a government trust and distributed to private healthcare coverage providers, or EPSs. Changes in the SGSSS in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Moreover, payments from SGSSS funds are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and funding restrictions, all of which could materially increase or decrease program payments, as well as negatively affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations, and any such changes could have a material adverse effect on us.

In addition, like in Peru, EPSs in Colombia provide plan members with an approved list of facilities and plan members can choose which of those facilities to go to, although under certain circumstances, a plan member can challenge that decision and request to go elsewhere in the EPS’ network. If we do not maintain our reputation among EPSs and/or patients as one of the leading healthcare providers in Medellín and Barranquilla, EPSs may choose to send their plan members to, or patients may choose to go to, other facilities, which could have a material adverse effect on our business, financial condition and results of operations.

We face competition in a fragmented market like Peru and in Colombia, from our current competitors and other competitors that might enter the sector.

The healthcare industry in Peru and Colombia is competitive. In Peru, we face competition from other privately-operated hospitals, clinics and healthcare networks for the provision of healthcare services, many of which are operated by our principal third-party payers. While our Auna Peru network is currently one of the few private healthcare networks in the country with broad geographic reach, and the market is generally fragmented, it is possible that healthcare services providers operating other private hospitals and clinics will consolidate and further integrate their operations across facilities, which could cause us to lose market share. For example, Rímac Seguros y Reaseguros S.A. (“Rímac”) and El Pacífico-Peruano Suiza Compañia de Seguros y Reaseguros S.A. (“Pacífico”), two of the main insurance providers in Peru that are also significant third-party payers for Auna services, own and operate their own hospital networks that compete with us. Moreover, our flagship hospital, Clínica Delgado, faces competition from other high-complexity hospitals and clinics in Lima, such as Clínica Ricardo Palma, Clínica San Pablo and Clínica Sanna San Borja, which is operated by Pacífico. If demand for Clínica Delgado’s services decline, demand for services at our network overall may decline and/or our negotiating position with insurance providers and other third parties could suffer, any of which could have a material adverse effect on our business, financial condition and results of operations.

Currently, the quality of public sector medical services in Peru, principally provided by EsSalud and Seguro Integral de Salud (“SIS”), is widely considered deficient and over capacity, with long scheduling times, short appointments with doctors and a shortage of facilities, and we do not currently face substantial competition from government providers in Peru. We may face competition from government providers in the future if the Peruvian government allocates additional financial resources to EsSalud and/or SIS and/or they are able to improve their infrastructure and increase their capacity and the quality of care they provide.

At Oncosalud, our vertically integrated oncology plan provider, we also face competition from companies that offer healthcare plans covering oncology services, including traditional insurance providers and other companies offering prepaid plans. While we offer specialized and vertically integrated services that we believe provide us with a competitive advantage, our competitors may enhance the quality of their offerings in the future. Our competitors Rímac and Pacífico are the two main insurance providers in Peru, both of which have substantial financial resources. If any of our competitors, including Rímac and Pacífico, is able to offer more comprehensive or less expensive oncology services, we may lose market share in Peru, which could have a material adverse effect on our business, financial condition and results of operations.

Unlike in Peru where the market is more fragmented, there are several existing large hospital systems in Colombia and the gap between the quality of services provided by state-owned facilities and privately-owned facilities is much smaller. As a result, our Auna Colombia network faces competition in Colombia from both public and private healthcare services providers. Moreover, although healthcare coverage providers in Colombia typically dictate which facility a patient can go to for services, patients can, and frequently do, challenge these decisions, which fosters competition among healthcare providers in the market.

In Medellín, where a majority of our Colombian operations are currently located, we face competition from other hospital networks with premium facilities, including San Vicente de Paul, Pablo Tobón Uribe and El Rosario. In Barranquilla, where Clínica Portoazul is located, we also face competition from other hospital networks, including Clínica Iberoamericana (Grupo Keralty/Sanitas), Clínica del Caribe, Organización Clínica General del Norte y Bonnadona. Certain of our competitors may have greater financial resources, be better equipped and offer a broader range of healthcare services than we do. If we are unable to maintain or grow our competitive position in Colombia, our business, financial condition and results of operations may be adversely affected.

Our performance depends on our ability to recruit and retain quality medical professionals, and we face a great deal of competition for these professionals, which may increase our labor costs and negatively impact our results of operations.

We believe we have a unique, patient-centric culture that is important to our mission of transforming healthcare in the countries in which we operate. The success and competitive advantage of our hospitals and clinics depends in large part on the number, quality and experience of the physicians and other medical professionals at our facilities, as well as their ability to fit into our culture and our ability to maintain good relations with those professionals. The majority of our physicians in Peru and Colombia are hired on a fee-for-service basis. As a result, and because these arrangements are non-exclusive, there is significant competition between us and our competitors to ensure that the best qualified and most renowned physicians are treating patients at our hospitals. If we are unable to provide high-quality treatment for our patients, ethical and professional standards, adequate support personnel, technologically advanced equipment and facilities and research opportunities that meet their professional needs and goals, our physicians may choose to practice at other facilities. We may not be able to compete with other healthcare providers on some or all of these factors.

Physicians may also refuse to enter into new contracts with us, demand higher payments or perform treatments or procedures that result in higher medical expenses without generating corresponding revenue. In addition, a small number of physicians within each of our facilities generate a disproportionate share of our inpatient revenues and admissions, in particular physicians specializing in oncology, cardiology, trauma, neurology and general surgery. The loss of one or more of these physicians, even if temporary, could reduce patient demand for our services and cause a material reduction in our revenues. In addition, it could take significant time to find a replacement for any of our top physicians given the difficulty and cost associated with recruiting and retaining physicians, which may in turn adversely affect our ability to recruit and retain other doctors.

Our medical support staff, in particular our nurses, are also critical to our success and competitive advantage. Our medical support staff is on the front lines of a patient’s experience at our hospitals and clinics, and we depend on their efforts, abilities, and experience to maintain our reputation as a high-quality provider of healthcare services. In recruiting and retaining qualified hospital management, nurses and other medical personnel, such as pharmacists and lab technicians, we compete with other healthcare providers, including government hospitals.

Historically, there has been a shortage of qualified nurses and other medical support personnel in Peru and Colombia, which has been a significant operating issue for us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit, train and retain nurses and other medical support personnel or require us to hire expensive temporary personnel. Moreover, our failure to recruit and retain enough qualified nurses and other medical support personnel could result in loss of customer goodwill and a negative impact on our reputation.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise the rates we charge for our services correspondingly. Our failure to either recruit and retain qualified hospital management, nurses and other medical support personnel or control our labor costs could harm our business, financial condition and results of operations.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are an integral part of our inorganic growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, other hospital networks and complementary businesses. However, we may not be successful in identifying acquisition, partnership and joint venture targets or we may use estimates and judgments to evaluate the operations and future revenues of a target that turn out to be inaccurate.

In addition, we may not be able to successfully finance or integrate any hospitals or other businesses that we acquire or with which we form a partnership or joint venture, and we may not achieve the anticipated benefits of such project. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. As a result of any of the foregoing, we may spend valuable management time and money on projects that do not increase our number of patients or revenue. Acquisitions also involve special risks, including the potential assumption of unanticipated liabilities and contingencies. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our rights, contractual or otherwise. Moreover, our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

In addition, the acquisition of a healthcare provider may require approval of the relevant antitrust regulator, such as the Superintendencia de Industria y Comercio (the “SIC”) in Colombia. In Peru, entities administering public health insurance funds (Instituciones Administradoras de Fondos de Aseguramiento en Salud Públicas or “IAFASs”), such as Oncosalud, must provide written notice to SUSALUD of any transfer of shares within 10 business days from such transfer. In addition, newly enacted legislation in Peru expected to become effective in March 2021 establishes a merger control regime that will require us to comply with antitrust clearance for certain acquisitions. If the relevant regulator delays or withholds its approval for acquisitions in Peru, Colombia or elsewhere, we may not be able to implement our business strategy on a timely basis or grow our operations in the timeframe that we expect, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate our acquired facilities or obtain the expected benefits from such acquisitions.

Our strategic growth plan, particularly in Colombia, depends on the acquisition and integration of existing medical care facilities into our network. We may not be able to successfully and efficiently integrate the operations of the facilities we acquire, including their personnel, financial systems, distribution or operating procedures. In 2018, we completed the acquisition of Grupo Las Américas in Medellín, Colombia and in 2020, we completed the acquisition of Clínica Portoazul in Barranquilla, Colombia. The integration process for both acquisitions is ongoing. We may also be unable to retain physicians and other medical support staff, in particular if the acquired facilities are in other countries with different cultures, and our relationship with current and new professionals, including physicians, may be impaired. If we are not able to manage our expanded operations and the corresponding integrations effectively, our business, financial condition and results of operations could be materially adversely affected.

Our operation of Torre Trecca, and any additional public-private partnerships we may enter in the future, may subject us to additional risks and uncertainties.

In 2010, we entered into an agreement for our first PPP with EsSalud to rebuild Torre Trecca, an outpatient facility (which is currently not in use) providing healthcare services to patients covered through EsSalud, as a high-rise treatment center, and begin operating it on behalf of EsSalud. There are substantial risks and uncertainties associated with this agreement, and any additional PPPs that we may enter into in the future. For example, we signed our initial agreement with EsSalud in 2010, but have not been able to begin the partnership because approval of certain project milestones and amendments to the relevant concession agreement, which are necessary to make the project viable, remain pending with EsSalud and other government bodies. Once we receive approval of the applicable milestones, we expect it to take 18 to 24 months to rebuild and redevelop the Torre Trecca facility, which is currently not in use, and begin operations. If the relevant Peruvian governmental authorities delay or withhold their approval of the applicable project milestones and amendments to the concession agreement required to start operation of the Torre Trecca PPP, the concession agreement may be terminated. Even if we receive approval to begin operating the PPP, we have not previously operated a PPP, and we may underestimate the level of resources or expertise necessary to make the Torre Trecca partnership, or any future PPPs, successful or to otherwise realize expected benefits. Moreover, given the nature of PPPs, we expect this business, as well as any future PPPs, to generate lower margins than our current business segments have historically generated. In addition, the quality of medical services provided by EsSalud is widely considered deficient and over capacity, and our association with EsSalud and any complaints of the quality of government health services may adversely affect our reputation. We may face similar reputational risks with other PPPs in the future. Our failure to successfully manage these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our organic growth plan includes the construction of additional hospitals and clinics as well as expansion of our existing facilities.

Our organic growth plan includes building additional hospitals and clinics, in particular in Peru. We are identifying suitable locations in Peru and Colombia for future facilities by considering a number of factors, including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market and obtain required government approvals in a timely manner. We are currently constructing hospitals in Piura and Chiclayo as well as Clínica del Sur in Colombia. In addition, we consider the expansion of our existing facilities to be an important part of our organic growth plan and we are currently working on expanding Clínica Delgado and Clínica Vallesur in Arequipa, Peru.

While we believe our Auna Model provides an effective framework for building and expanding our facilities, our current and future construction projects are and will be subject to a number of risks, including:

•	engineering problems, including defective plans and specifications;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	disputes with, defaults by, or delays caused by contractors and subcontractors and other counterparties;

•	environmental, health and safety issues, including site accidents and the spread of viruses;

•	fires, earthquakes, adverse weather events and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these developments or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects that we might undertake.

Furthermore, planning, designing and constructing new facilities is time-consuming and complex. In addition to diverting management’s time and resources from our core business, there are typically several years of significant capital expenditures before a facility becomes operational and generates income. If we cannot successfully implement our organic growth strategy and convert new and expanded facilities to profitability on a timely basis, our business, financial condition and results of operations may be adversely affected.

We may not be able to continue growing our business at historical rates.

Our revenue has experienced substantial growth since 2008 and our strategy is to continue to grow our operations, through organic and inorganic growth. However, we may not be able to continue to grow at a rate consistent with our recent performance or to continue growing at all in the future due to factors beyond our control. For example, we expect gross domestic product (“GDP”) growth to slow in Peru and Colombia in 2020 as compared to prior years, in particular as a result of the COVID-19 pandemic, which could affect healthcare spending in these countries. Our growth could also be impacted by changes in laws or regulations or delays in construction or acquisition of new facilities, any of which could make the execution of our strategic growth plan more difficult. In addition, as we grow our business, we will need to expand our internal controls and administrative and IT systems, among other functions, and hire additional personnel to continue effectively operating our business. The market for qualified personnel that are able to fill management and key operational roles is highly competitive in Peru and Colombia due to the limited number of professionals that have the requisite training and experience, and we may be unable to hire sufficient qualified personnel to support our growth. Demand for qualified personnel may also increase as a result of the COVID-19 pandemic. Any inability to adequately scale our operations to meet the increased size of our business may have a material adverse effect on our ability to continue growing our business and/or on our financial condition or results of operations.

If we are unable to provide high-quality, advanced care for a broad array of medical needs, demand for our healthcare services may decrease.

Demand for our healthcare services is driven in large part by our ability to offer high-quality, advanced care for a broad array of medical needs, which is in turn contingent on our having state-of-the-art medical equipment at our facilities, as well as our ability to access high-quality medicines. The technology used in medical equipment and related devices is constantly evolving and, as a result, manufacturers and distributors continue to offer new and upgraded products to healthcare providers. Moreover, new and improved medicines are constantly being introduced to the market. To compete effectively, and to attract doctors and recruit and retain medical staff, we must continually assess our equipment needs and invest in upgrades when significant technological advances occur in order to continue providing access to advanced treatment, and we must ensure that we have access to high-quality, cutting-edge medicines for any given treatment. Such technological equipment costs represent significant capital expenditures. If our facilities do not stay current with technological advances in the healthcare industry and/or we do not offer access to high-quality, cutting-edge medicines, patients may seek treatment from other providers or insurance providers may send their patients to alternate facilities, which could result in decreased demand for our services and have an adverse effect on our business, financial condition and results of operations.

If we fail to successfully develop and commercialize new products and services under Oncosalud, our operating results may be materially and adversely affected.

The future growth of our Oncosalud business depends on our ability to develop and introduce new products and services, including plans that are financially accessible to a larger segment of the population and plans that cover additional medical specialties. Our ability to successfully roll out new and innovative products and services depends on a number of factors, including significant investments in research and development, efficient management of resources and an effective sales effort. Our research and development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent that we are unable to execute our strategy for Oncosalud of introducing new and innovative products, diversifying our product portfolio and satisfying consumers’ changing preferences, we may not be able to grow our plan member base and our results of operations may be adversely affected. Even if we are able to add new products and services under Oncosalud, these may not lead to our anticipated results, potentially reducing our return on investment.

We rely on a limited number of suppliers of medical equipment, medicines and other supplies needed to provide our medical services.

A substantial portion of the medical equipment, medicines and other supplies used in our hospitals and clinics is highly complex and produced by a limited number of suppliers. For example, we purchased 70% and 50% of our medicines and 44% and 16% of other medical supplies in Peru and Colombia, respectively, from our 10 largest suppliers in the first six months of 2020 via purchase orders, and whose commercial terms are renegotiated annually. In addition, in many instances, there are only a small number of suppliers that provide a particular type of medicine or other supplies, which increases their bargaining power. Any interruption in the supply of medical equipment, medicines or other supplies from these suppliers, including as a result of the failure by any of these suppliers to obtain required third-party consents and licenses for production or import/clearance, may compromise our ability to provide effective and adequate services in our hospitals and clinics, which could have a material adverse effect on our business and on the market value of the ADSs.

We are subject to extensive legislation and regulations in Peru and Colombia.

We are subject to extensive legislation and regulations in Peru and Colombia, including in relation to the provision of healthcare services and prepaid healthcare plans, environmental protection, health surveillance and workplace safety and management of waste by a variety of national, regional and local governmental authorities, and we are supervised by a number of governmental bodies and agencies. The regular functioning of hospitals and clinics depends, among other things, on obtaining and maintaining valid registrations, licenses, authorizations, grants and permits for installation and operations, including for the sale of medicines and the operation of medical equipment, as well as for the collection, deposit or storage of products; utilization of equipment; import of merchandise and biological materials; handling, treatment, transport and disposal of contaminant wastes, radioactive materials and controlled chemical products; and use of water resources (including installing wells to supply water and disposing of wastewater in accordance with applicable laws and regulations). Moreover, as a provider of prepaid healthcare plans in Peru, we are subject to various economic and financial related regulations, including minimum capital requirements, investment requirements and limitations on asset allocations and indebtedness, among others. We are subject to government inquires, inspections and auditors from time to time. For example, in August and September 2020, the Peruvian National Institute for the Defense of Competition and the Protection of Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual) (“INDECOPI”) began inquiries in order to assess if private clinics, such as us, have been involved in horizontal collusion in connection with the prices of medicines and sanitary equipment. We are fully cooperating with these inquiries. We are unable to predict the effect of the conclusion of such inquiries on our operations, and if any such consequences of those inquiries could have a material effect on us. If we fail to comply with applicable laws and regulations, if such laws or regulations change in a manner adverse to us or if we cannot maintain, renew or secure required registrations, permits, licenses or other necessary regulatory approvals, we may be unable to operate our business, suffer administrative penalties, civil liability and criminal charges and fines, have our registration or operating license suspended or revoked, or incur additional liabilities from third-party claims, any of which may also have a negative impact on our brand and reputation. For example, in 2017, the competent environmental authority of Medellín’s Metropolitan Area (Área Metropolitana del Valle de Aburrá) (“AMVA”) alleged that Grupo Las Américas, along with other healthcare facilities, needed to comply with certain newly implemented requirements for processing and disposing wastewater. Grupo Las Américas has implemented the necessary procedures and we believe is currently in compliance with such requirements based on a third party report. If Grupo Las Américas or other facilities in our Auna Colombia network fail to comply with regulations related to the processing of wastewater in the future, AMVA may initiate administrative proceedings and ultimately, issue sanctions against us. See “Industry—Regulation of the Colombian Healthcare Sector—Environmental Regulations.” No assurance can be given that any investigations, proceedings or penalties will not occur and will not materially and adversely affect our businesses and results of operations and financial conditions with respect to our recently acquired businesses or any of our other businesses.

Furthermore, we contract with third parties to assist in the collection, treatment, transport and disposal of biohazardous materials. Any failure by these third parties to comply with applicable laws and regulations in the regions in which we operate could also subject us to significant administrative fines, civil liability or criminal charges.

We cannot ensure that the Peruvian and Colombian legislation and regulations applicable to our industry will not become more severe or subject us to greater costs in the future, or that the Peruvian and Colombian authorities or regulatory agencies will not adopt more restrictive or more rigorous interpretations of existing laws and regulations, including with respect to obtaining and renewing the licenses, permits and registrations, or the environmental, solvency, minimum capital, health surveillance and workplace safety laws and regulations to which we are subject. For instance, in December 2019, the Peruvian government began requiring that all pharmacies carry generic versions of medicines appearing on a list published by MINSA, which currently includes 34 medicines, with the goal of giving patients the option to purchase lower cost alternatives of common medicines at every pharmacy. In addition, around the same time, an emergency decree established that uninsured Peruvians will be able to access the SIS regardless of their socioeconomic classification. We are unable to predict the effect of recent and future policy changes on our operations, and any such changes could have a material adverse effect on us.

Moreover, we cannot ensure that the fees, charges and contributions owed to the competent authorities and to professional trade associations, such as El Colegio Médico del Perú and El Colegio Médico Colombiano, will not be increased as a result of new legislative or regulatory measures. Any one of these factors may involve the incurrence of unforeseen additional costs by us and/or capital expenditures, thereby adversely affecting our business and operating results.

We may be unable to obtain the registrations, authorizations, licenses and permits for the establishment and operation of our hospitals and clinics.

The establishment and operation of our hospitals and clinics depend on a number of registrations, authorizations, licenses and permits that we have to obtain and maintain in force from national, regional and local government agencies in both Peru and Colombia. Moreover, our hospitals are subject to the inspection of health surveillance agencies in the regions in which we operate, which may conduct periodic audits of our facilities to ensure compliance with applicable standards.

Furthermore, we may also need to obtain authorizations, licenses and permits to offer new types of healthcare services at our facilities, which may cause a delay in offering new services to our patients.

Any failure to obtain or renew required registrations, authorizations, licenses or permits may prevent us from opening and operating new hospitals and clinics or force us to close our hospitals and clinics currently in operation. We may also be subject to fines and other penalties and suffer damage to our reputation. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to liabilities from claims brought against our healthcare professionals or our facilities, including medical malpractice lawsuits.

We and our healthcare professionals are subject to medical malpractice lawsuits, product liability lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs and potential reputational damage. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. In an effort to resolve one or more of these matters, we may choose to negotiate a settlement, which may have negative implications. Amounts we pay to settle any of these matters may be material. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience, our insurance coverage is adequate considering the claims arising from the operations of our hospitals, clinics and oncology plans. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations are partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our business, financial condition and results of operations. See “—Our insurance policies may be insufficient to cover potential losses.”

We are subject to litigation and other legal, labor, administrative and regulatory proceedings.

We are regularly party to litigation and other legal proceedings relating to claims resulting from our operations in the normal course of business. These matters have included or could in the future include matters related to Oncosalud’s healthcare benefits coverage and other payment claims (including disputes with plan members, physicians, other healthcare professionals and members of its salesforce), tort claims (including claims related to the delivery of healthcare services, such as claims of medical malpractice by medical professionals employed by us or physicians with whom we have a contractual relationship), labor claims (including disputes with employees, former employees and independent contractors) and administrative and regulatory claims (including retroactive tax claims or challenges arising out of our failure or alleged failure to comply with applicable laws and regulations). In addition, we have certain ongoing lawsuits, which include claims against Grupo Las Américas, relating to events that took place prior to our acquisition of Grupo Las Américas. Pursuant to the share purchase agreement we entered into in connection with the acquisition, the sellers contributed an amount in cash to an escrow account to cover these claims. At this time, the amounts held in escrow cover what we believe is our potential exposure pursuant to these ongoing proceedings. However, if additional claims are asserted against us as a result of our acquisition of Grupo Las Américas and one or more of these claims results in an adverse decision against us, these amounts may not be sufficient to cover our exposure. In addition, the interpretation and enforcement of certain provisions of our existing or any future agreements (including those related to force majeure clauses in the context of pandemics) may result in disputes among us and our patients or third parties. Litigation and other legal proceedings are subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that the legal, labor, administrative and regulatory proceedings in which we are or may become involved will not materially and adversely affect our ability to conduct our business in the manner that we expect, or otherwise adversely affect our business, financial condition and results of operations. See “Business—Legal Proceedings.”

Our insurance policies may be insufficient to cover potential losses.

We maintain insurance coverage in accordance with normal market practice in order to cover losses arising in connection with our hospital networks and oncology plans. Certain risks are not covered by insurers in the market (such as war, acts of God and force majeure, the interruption of certain activities and human error, including in relation to medical errors). Furthermore, natural disasters, adverse meteorological conditions and other events may cause physical damage and loss of life, business interruption, equipment damage, pollution and environmental damage, among others. We cannot ensure that our insurance policies will be suitable and/or sufficient in all circumstances or against all risks. The occurrence of a significant loss for which we are not insured, in full or in part, may require us to expend significant amounts. Furthermore, we cannot assure you that we will be able to maintain insurance coverage at reasonable commercial rates or on acceptable terms, or to contract insurance policies with the same or similar insurance companies. Any of the aforementioned developments may adversely impact us, our business, financial condition and results of operations.

We are subject to certain privacy laws and any failure to adhere to these requirements could expose us to civil and criminal penalties, and damage our reputation.

Our business operations and current and future arrangements with medical professionals, third-party payers, plan members and patients expose us to various laws and regulations protecting the privacy and security of health information and personal data, including personal data protection laws in Peru and Colombia. We have made significant investments in technology to adopt and utilize electronic health records and to become meaningful users of health IT, and as a result, we are in possession of a significant amount of protected health information and other data subject to these privacy laws. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. If our operations are found to be in violation of any of these privacy laws or if we are found to have used private information incorrectly, we may be subject to administrative fines and penalties, civil liability and criminal charges and could result in harm to our reputation. See “Industry—Regulation of the Peruvian Healthcare Sector” and “Industry—Regulation of the Colombian Healthcare Sector.”

A failure of our IT systems could adversely impact our business.

We rely extensively on our IT systems to manage clinical and financial data, communicate with our patients, payers, suppliers and other third parties and summarize and analyze operating results. In addition, we are subject to various laws and regulations protecting the privacy and security of health information and personal data, including personal data protection laws. A failure of our IT systems may be caused by, among other things, defects in design or manufacture of hardware, software or applications we develop or procure from third parties, human error, cyber security incidents, damage from natural disasters, power loss, telecommunications failure, unauthorized entry or other events beyond our control. In certain circumstances we may rely on third-party vendors to process, store and transmit large amounts of data for our business whose operations are subject to similar risks. Our IT systems also depend on the timely maintenance, upgrade and replacement of networks, equipment and software, as well as preemptive expenses to mitigate the risks of failures.

Any failure of our IT systems could materially disrupt our business activities. For example, because we are reliant on our IT systems to manage clinical information and patient data, a material disruption of our IT systems could negatively impact our ability to treat our patients for the duration of the disruption and result in injury and loss of lives, which could subject us to significant litigation or other losses and have a material adverse impact on our reputation, business, financial condition and result of operations.

A failure of our IT systems could also expose us to various security threats and vulnerabilities that may result in the theft, destruction, loss or misappropriation of protected health information or other data subject to privacy laws in Peru or Colombia or loss of proprietary business information. Breaches of our security measures and the unauthorized dissemination of sensitive personal information, proprietary information or confidential information could expose us, our customers or other third parties to a risk of loss or misuse of this information, including exposing our customers to the risk of financial or medical identity theft, result in litigation and potential liability, such as regulatory penalties, for us, damage our brand and reputation or otherwise harm our business. The failure of our IT systems, including the costs to eliminate or address security threats and vulnerabilities before or after a system failure, could have a material adverse effect on our business, financial condition and results of operations.

We may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital from time to time.

Our board of directors has the ultimate responsibility for liquidity risk management. It has established an appropriate framework allowing our management to handle financing requirements for the short-, medium- and long-term. As of June 30, 2020, we had working capital of S/(217.4) million (US$(61.3) million). Our management believes that our available cash and cash equivalents and cash flows expected to be generated from operations and borrowings available to us under our revolving credit lines, will be adequate to satisfy our capital expenditure and liquidity needs for the foreseeable future. However, we may require additional capital in the form of additional debt or equity to meet our long-term objectives relating to the expansion of our business. As a result, we may continue to have negative working capital from time to time. It may be difficult for us to obtain additional financing in the future, on acceptable terms or at all, given that all of our assets are currently collateralized. If we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business and have an adverse effect on our business, financial condition and results of operations.

Any loss of members of our senior management team could have an adverse effect on us.

Our success depends in large part on performance of our senior management. If any members of our senior management leave the Company, we may not be able to replace them with equally qualified professionals. Competition for qualified personnel in the Peruvian and Colombian healthcare industries is strong given the limited number of professionals with appropriate training and/or proven experience in this area. Furthermore, we may be delayed or unsuccessful in hiring, training and integrating new members of our senior management. The loss of any member of our senior management and/or any difficulties encountered in replacing them may adversely affect our business and prospects. See also “—We may not be able to continue growing our business at historical rates.”

Our performance depends on favorable labor relations with our employees. Any deterioration in these relations or increased labor costs may adversely affect our business.

Our employees are not unionized and have not entered into collective bargaining agreements. However, nothing prevents them from doing so in the future. Conflicts with our employees and organized labor actions could result in increased legal and other associated costs and divert management attention. In addition, requirements to increase employee salaries and/or benefits as a result of future collective bargaining agreements, governmental regulations or policies or otherwise could cause us to suffer a material adverse effect on our financial condition and results of operations.

Any significant increase in labor costs, deterioration in relations with employees, or work stoppages at any of our hospital units, whether due to union activities, employee turnover, labor inspections or other factors, may adversely affect our operating results and financial condition.

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. There are various restrictions in Peru and Colombia that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital, reserves and minimum liquidity. For example, both our Peruvian and Colombian subsidiaries must maintain mandatory legal reserves, and certain of our Peruvian subsidiaries must maintain minimum capital requirements in their capacity as providers of healthcare coverage plans and our Colombian subsidiaries must maintain certain capital allocations, in each case reducing their net income and the cash available to pay dividends to us. Moreover, our subsidiaries in countries other than Peru, such as our Colombian subsidiaries, may be subject to exchange controls in the future that prevent them from making distributions to us.

Furthermore, we have certain existing indebtedness, and may incur additional indebtedness or enter into other arrangements in the future, that contain terms that restrict or prohibit our subsidiaries from paying dividends, making other distributions and making loans to us. For example, four of our subsidiaries, Medic Ser,

Oncocenter, Oncosalud S.A.C. and GSP Servicios Generales, each applied for and received a loan of S/10 million and Clínica Vallesur S.A. applied for and received a loan of S/7.5 million, in each case under a loan relief program offered by the Peruvian government in response to the COVID-19 pandemic. Such loans restrict these subsidiaries’ ability to pay dividends to us during the term of each loan, which may be up to 36 months. The restrictions on these subsidiaries’ ability to pay dividends to us have not to date had a material impact on our liquidity or our ability to pay dividends to our shareholders because several of our key operating subsidiaries remain able to pay dividends to us. However, we cannot assure you that we will not need to take out additional loans under these programs in the future, or that the agreements governing our existing or future indebtedness will permit them to provide us with sufficient dividends or distributions or permit us to loan money or enter into other similar arrangements to fund dividend payments.

To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our shareholders will be adversely affected.

Our financial results may be impacted by changes to IFRS accounting standards.

We report our financial condition and results of operations in accordance with IFRS. Changes to IFRS may cause our future reported financial condition and results of operations to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. For further information, see note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Risks Relating to Peru and Colombia

Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on our businesses and our results of operations may be negatively affected by recent political instability in Peru.

We derived 73.9% of our revenues from operations in Peru in the first six months of 2020. As such, our results of operations are substantially dependent on the ability of patients in Peru to pay for services at our hospitals and clinics and our oncology plans. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

In the past, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs. Peru has been widely considered a stable democracy in recent years. However, on September 30, 2019, President Martin Vizcarra took executive action to dissolve the Peruvian Congress and called for a new election of congressional members. In response to the dissolution of the Congress, former members of the legislative body voted to suspend President Vizcarra for twelve months and appointed Vice President Mercedes Araoz as interim president to temporarily replace Mr. Vizcarra. Vice President Araoz resigned from her position as interim president the following day. On January 14, 2020, the Peruvian Constitutional Court ruled on the constitutional action questioning President Vizcarra’s closing of Congress, declaring the executive action to be constitutionally and legally valid, thus dismissing the former president of the legislative body’s claim of unconstitutionality. In addition, on January 26, 2020, congressional elections were held to form the new Congress. The new Congress is fragmented and will likely be replaced in the next general election in April 2021. Furthermore, President Vizcarra replaced over half of his Cabinet members on July 15, 2020 in response to his rapidly declining popularity due to the harsh economic impact of the COVID-19 pandemic on Peru and the lengthy lockdown imposed by the Peruvian government. On August 5, 2020, Congress rejected a vote of confidence for the newly appointed Cabinet chief forcing President Vizcarra to appoint a new Cabinet within 48 hours. On August 6, 2020, President Vizcarra appointed a new Cabinet, led by former Minister of Defense Walter Martos as Prime Minister and which includes most of the members of the former Cabinet. President Vizcarra has been known for continuing to pursue business-friendly and open-market economic policies. However, Congress has been discussing certain initiatives which may adversely impact the Peruvian economy should they be approved, such as authorizing the withdrawal of funds from pension funds and implementing a limit on interest rates that may be charged by financial institutions. In addition, Peru will hold a general election in April 2021 to elect a new President and Congress, which increases the uncertainty surrounding the Peruvian economy. In the past, governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. We cannot be certain whether the Peruvian government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability.

Until the recent political crisis, Peru has experienced a period of relative economic and political stability since the early 2000s. Peru’s GDP growth rates, low inflation, and external surplus reflect, in part, the strength of the fundamentals of Peru’s economy. However, a deterioration of the global economy, including as a result of the global coronavirus outbreak, or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru’s economy. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations.

A deterioration of political stability as a result of the current political crisis or otherwise and any resulting effects on the Peruvian economy could affect our patients’ ability to afford our healthcare services, our ability to expand and grow consistently with our strategic plans or otherwise negatively affect our business, financial condition and results of operations.

Economic, social and political developments in Colombia, including political and economic instability, violence, inflation and unemployment, could have a material adverse effect on our businesses, financial condition and results of operations.

In the first six months of 2020, we derived 26.1% of our revenues from operations in Colombia. As such, our results of operations are substantially dependent on the ability of patients in Colombia to pay for services at our hospitals and clinics. Decreases in the economic growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, impact our financial condition and results of operations.

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 2.5% of GDP in 2019, 3.1% of GDP in 2018 and 3.6% of GDP in 2017. According to projections published in August 2020 by the Ministry of Finance and Public Credit, the Colombian government expects a fiscal deficit of 8.2% of GDP for the year 2020. In the first six months of 2020, the Colombian economy has deteriorated as a result of the COVID-19 pandemic and the collapse in oil prices in April 2020. If the Colombian economy continues to deteriorate as a result of these or other factors, our business, results of operations and financial condition could be adversely affected. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. In addition, Colombia held presidential elections in May 2018 with runoffs in June 2018. Iván Duque Márquez was elected president and took office in August 2018. In November 2019, a national protest movement erupted demanding that the Colombian government invest in social measures and turn away from fostering big business, among other demands. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia.

Furthermore, Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia) (the “FARC”), paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands subsists in Colombia, and allegations have surfaced regarding members of the Colombian Congress and other government officials having ties to guerilla and paramilitary groups. In November 2016, former President Juan Manuel Santos signed a peace deal with the FARC, and FARC guerillas began a process of disarming, which was completed in February 2017. Although the Colombian Congress has approved certain regulations to implement the peace deal, opposing members of Congress have expressed their intention to make amendments to the peace deal and regulations implementing the peace deal. In addition, in August 2019, the former second in command FARC leader, Iván Márquez, announced his return to arms. The former leader of the FARC criticized Márquez’s position and reiterated the FARC’s commitment to peace. It is unclear what effect the objections of members of Congress, or the subsequent announcement of rearmament, will have on the implementation of the peace deal. If the peace deal is only partially implemented, or not implemented at all, violence associated with the FARC may escalate. In addition, although the Colombian government and the National Liberation Army (“ELN”) were in talks since February 2017 to end a five-decade war, the Colombian government suspended the negotiations in January 2019 after a series of rebel attacks, including a car bombing at a police academy in Bogotá resulting in 21 people dead and many injured. The continuation or escalation in the violence associated with the FARC or the ELN may have a negative impact on the Colombian economy or on us, which may affect our patients, employees, assets and projects in the region, as well as our ability to acquire new assets, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations could be adversely affected by adverse climate conditions and other natural disasters.

Peru and Colombia are affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and Colombia and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and it accordingly can have a negative impact on the Peruvian and Colombian economies. For example, in early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity in Peru, caused widespread damage to infrastructure and displaced people and resulted in a 1.5% drop in GDP growth in 2017 relative to 2016 figures. The Peruvian government estimated that El Niño caused US$3.1 billion in damages in affected regions. Although El Niño did not have a material adverse effect on our business, we were forced to temporarily close certain facilities in the northern part of Peru.

Peru is also located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, on May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This was the strongest earthquake in Peru since 2007, when an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Although none of our hospitals and clinics in Peru and Colombia have been materially affected by natural disaster to date, a major earthquake, volcanic eruption or other natural disaster caused by El Niño or otherwise could damage the infrastructure necessary to their operations.

Our insurance may not be adequate to cover the damages our infrastructure experiences and the occurrence of an earthquake in particular and any other natural disasters in general could adversely affect our business, results of operations and financial condition. See “—Our insurance policies may be insufficient to cover potential losses.”

In addition, natural disasters, accidents and other similar events, including power loss, may discontinue the normal operations of our hospitals. Any such event could adversely affect our ability to provide services to patients and result in loss of lives and injury. Any of these events and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, our reputation and materially and adversely impact our business, financial conditions and results of operations.

Our operations are highly concentrated in Lima and Medellín.

For the six months ended June 30, 2020, 67.1% and 26.1% of our revenues were derived from operations in Lima and Medellín, respectively. As such, our results of operations are particularly dependent on economic conditions in these cities and the ability of patients in these cities to afford our healthcare services or purchase our oncology plans, as applicable. In addition, any earthquakes or other natural disasters, or any other disruptive occurrences such as political or social unrest, sustained power failures, or outbreaks of epidemics or pandemics, such as the novel coronavirus outbreak, that have a negative impact on our infrastructure in these cities could have a disproportionate impact on our ability to provide healthcare services to our patients. As a result, if Lima or Medellín experience a decline in economic conditions or a serious natural disaster, it could have a material adverse effect on our business, financial condition and results of operations.

Corruption and ongoing high-profile corruption investigations may hinder the growth of the Peruvian or Colombian economy and have a negative impact on our business and results of operations.

Peruvian and Colombian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies and their regional partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational or permitted. These investigations have resulted in political turmoil in both Peru and Colombia. For example, in 2018 Peru suffered its worst institutional crisis since 2000 due to, among other factors, the resignation of former President Pedro Pablo Kuczynski, several corruption scandals involving other previous presidents, political candidates, prominent members of the judicial system and the district attorney’s office (each of whom is currently facing prosecution).

Similarly, on January 12, 2017, the Colombian Fiscalía General de la Nación initiated a corruption investigation into the activities of Odebrecht and its local partners. While the investigation is ongoing, to date, five individuals have been convicted, including two former public officials. These investigations involve Corficolombiana, a subsidiary of Grupo Aval, one of Colombia’s largest financial institutions and its former CEO José Elias Melo. On September 14, 2018, the SIC initiated a corruption investigation in Colombia into Corficolombiana’s actions in relation to the adjudication of the Ruta del Sol II highway concession. Meanwhile, on December 6, 2018, the Administrative Tribunal of Cundinamarca imposed on Episol (a Corficolombiana subsidiary) and others a fine of COP8.0 billion (US$212.8 million) to be paid jointly and severally for the damages caused to popular rights (access to public services, free competition, public morality) as a result of the alleged corruption acts involving the Ruta del Sol II agreement. This decision was appealed and will be decided by the Council of State.

Nevertheless, the potential outcome of such investigations, or any other potential high profile corruption proceeding, on the relevant companies, projects involved or Peruvian or Colombian government officials is uncertain. We cannot predict how long these or other corruption investigations may continue or whether new allegations against Peruvian or Colombian government officials or other companies with operations in Peru or Colombia will arise in the future. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian or Colombian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

The political and economic conditions in Venezuela could have an adverse impact on the Peruvian and Colombian economies.

Venezuela, under the rule of President Nicolas Maduro, has suffered economic collapse and mass emigration since 2015. In connection with this mass emigration, approximately 1.7 million Venezuelans had entered Colombia and approximately 860,000 had entered Peru as of the end of 2019. The influx of migrants to Colombia and Peru has put strains on both countries and threatens to increase political and economic instability and social conflict in the region. Any negative impact from the migrant crisis on the political and economic stability of Colombia or Peru could have a material adverse effect on our business, financial condition and results of operations.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of many Latin American securities, including our ADSs.

The market value of securities issued by companies with operations in the Andean region, including Peru and Colombia, may be affected to varying degrees by economic, political and market conditions in other countries, including other Latin American and emerging market countries. Although macroeconomic conditions in such Latin American and other emerging market countries may differ significantly from macroeconomic conditions in Peru and Colombia, investors’ reactions to developments in these other countries may have an adverse effect on the market values of our securities. For example, in recent months, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia has sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina, which resulted in controversial outcomes in Bolivia and Uruguay, including violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay, and the transition of the political party in power in Argentina. As a result of this political turmoil, investors have viewed investments in Latin American with heightened caution in recent months and further turmoil could have an adverse effect on the market price of the ADSs. Similarly, economic problems in emerging market countries outside of Latin America (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Turkish and South African crises of 2018), have also caused investors to view investments in emerging markets more generally with heightened caution. Crises in world financial markets, such as those of 2008, could affect investors’ views of securities issued by companies that operate in emerging markets. Crises in other emerging market countries may hamper investor enthusiasm for securities of Peruvian issuers, including the ADSs, which could adversely affect the market price of our ADSs. This could also make it more difficult for us and our subsidiaries to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Increased inflation in Peru or Colombia could have an adverse effect on the Peruvian and Colombian economies generally and, therefore, on our business, financial condition and results of operations.

In the past, Peru and Colombia both have suffered through periods of high inflation and hyperinflation, which has materially undermined their economies and their respective governments’ ability to create conditions that support economic growth. High inflation and hyperinflation have the effect of making our services more expensive for our patients and decreasing their ability to afford our services. Any such impact on the Peruvian or Colombian economy from inflation may have a material adverse effect on our business, financial condition and results of operations.

Variations in foreign exchange rates may adversely affect our financial condition and results of operations.

The Peruvian and Colombian currencies have fluctuated against the U.S. dollar, each other and other foreign currencies over the last four decades. For the six-month period ending June 30, 2020, we generated 73.9% of our revenues in Peruvian soles and 26.1% of our revenues in Colombian pesos. Our consolidated statement of income and other comprehensive income is presented in Peruvian soles and is impacted by the translation of income and expenses of transactions in Colombian pesos to Peruvian soles. The Colombian peso has been volatile in recent years, which in turn creates volatility in our results of operations. In particular, the Colombian peso experienced significant depreciation against both the U.S. dollar and the Peruvian sol in March and April 2020 as a result of the collapse in energy markets. Fluctuations in the exchange rates of the Colombian peso to the Peruvian sol could impair the comparability of our results from period to period and depreciation in such exchange rate could have a material adverse effect on our results of operations and financial condition.

We are also exposed to the foreign exchange rate risk associated with our U.S. dollar-denominated debt. Although we have entered into hedging arrangements with respect to all of our U.S. dollar-denominated debt, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Peruvian soles, Colombian pesos and U.S. dollars in profit or loss. For more information see Note 26 to our audited consolidated financial statements.

Depreciation of the Colombian peso against the Peruvian sol or the Peruvian sol or Colombian peso against the U.S. dollar and/or other currencies may therefore adversely affect our business, financial condition and results of operations.

Changes in tax laws in Peru or Colombia may increase our tax liabilities and, as a result, have a material and adverse effect on us.

The Peruvian government regularly implements changes to its tax regulations and interpretations. Potential changes may include modifications in the taxable events, the taxable bases or the tax rates, or the enactment of temporary taxes that, in some cases, could become permanent taxes. These changes could, if enacted, indirectly affect us. For instance, the Peruvian government has recently introduced several changes related, among others, to thin capitalization rules, indirect transfer of shares and the concept of permanent establishment.

On May 7, 2019, the Peruvian government approved regulations establishing substantive and procedural provisions for the application of the General Anti-Avoidance Rule (“GAAR”), lifting the suspension in place since 2014. Subsequent guidance published by the Superintendencia Nacional de Aduanas y de Administracion Tributaria (“SUNAT”) clarified that the GAAR may be applied to transactions occurring on or after July 19, 2012, the date that GAAR became effective, including during the time in which its application was suspended. GAAR gives SUNAT the power to reclassify certain transactions that are exclusively performed in a manner solely driven by tax reasons, resulting in tax savings or advantages that otherwise would not have been available. As a result, GAAR may have an impact on our taxable base.

In addition, through the enactment of Urgent Decree No. 005-2019, the Peruvian government modified and extended the application of the tax exemption on capital gains derived from the sale of securities through the BVL until December 31, 2022.

We are currently unable to estimate the impact that such reforms may have on our business. The effects of any tax reform that could be proposed in the future and any other changes that could result from the enactment of additional reform or changes in interpretation have not been, and cannot be, quantified. Any changes to the Peruvian tax regime may increase our and our subsidiaries’ tax liabilities or overall compliance costs, which could have a material adverse impact on our business, financial condition and results of operations.

The Colombian government also regularly implements changes to its tax regulations and interpretations. Colombia has gone through four tax reforms in the last six years, but the Colombian government continues to face serious budgetary constraints and pressure from rating agencies that could lead to future tax reforms, with potential adverse consequences on our financial results. On December 27, 2019, a tax reform was implemented by means of Law 2010 of 2019 intended to strengthen the mechanisms to prevent tax evasion and introduced other substantial changes to the then-existing tax legal framework. As a result, payments made to foreign entities are subject to an income tax withholding rate of 20%, however, this general rate does not apply to foreign indebtedness exceeding one year, in which case the applicable income tax withholding is 15%. Dividends paid by our subsidiaries to us out of profits that were previously subject to corporate income tax are subject to a withholding tax of 10% (increased from 7.5% in 2019 and 5% in 2018) and dividends paid out of profits that were not previously subject to corporate income tax are now subject to a withholding tax of 32% for 2020, 31% for 2021 and 30% for 2022, plus the foregoing 10%, which applies to any amount remaining after the 32%, 31% or 30% withholding is applied, in accordance with the applicable taxable year.

We cannot assure you that Peruvian or Colombian tax laws will not change or may be interpreted differently by authorities, and any change could result in the imposition of significant additional taxes or increase our current tax liabilities. Differing interpretations could result in future tax litigation and associated costs. Moreover, the Peruvian and Colombian governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented requiring additional tax payments, negatively affecting our business, financial condition and results of operations.

Risks Relating to the Offering and Our ADSs

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

•	actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

•	investor perceptions of our prospects or our industry;

•	operating performance of companies comparable to us and increased competition in our industry;

•	new laws or regulations or new interpretations of laws and regulations applicable to our business;

•	general economic trends in Peru and Colombia, and Latin America in general;

•	catastrophic events, such as earthquakes and other natural disasters; and

•	developments and perceptions of risks in Peru, Colombia and other emerging markets.

Following the completion of the offering, Enfoca, our controlling shareholder, will own approximately     % of our class B shares and     % of our class A shares and certain of our officers and a majority of our directors may be employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest.

As of June 30, 2020, Enfoca, our controlling shareholder held approximately 69.5% of our outstanding shares and voting power. Following the completion of this offering, our controlling shareholder will own approximately     % of our class B shares and     % of our class A shares, and as such, will continue to be our controlling shareholder following the completion of the offering. All class B shares will be held in trust under the Trust Agreement, pursuant to which the trustee will vote all class B shares held in trust as directed by Enfoca irrespective of Enfoca’s aggregate ownership of our common stock at any given time. See “Description of Our Share Capital—Trust Agreement.” As a holder of ADSs representing class A shares, you will only be entitled to vote on only certain matters submitted to a vote of the shareholders. As a result of its ownership of the majority of our class B shares and class A shares and its right to direct the voting of all or substantially all of the class B shares and a significant portion of the class A shares, Enfoca will have the power to, among other matters, elect all the members of the board of directors and decide upon major corporate transactions, such as a corporate reorganization or acquisitions and divestments of assets under the terms of the Ley General de Sociedades – Law N° 26887 (the “Peruvian Corporations Law”) and our by-laws. Enfoca will retain this control over significant corporate matters for as long as it, either by itself or together with Mr. Pinillos Casabonne, holds in the aggregate at least 10% of the outstanding class A shares. See “Description of Our Share Capital.” As a result, Enfoca may use its significant influence over our business without regard to the interests of other shareholders, including in ways that could have an impact on your investment in the ADSs.

In addition, certain of our officers and a majority of our directors may be employed by or otherwise affiliated with Enfoca. Although these directors and officers attempt to perform their duties within each company independently, such employment relationships and affiliations could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with Enfoca, board composition, employee retention or recruiting, labor, tax, employee benefit, indemnification and our dividend policy and declarations of dividends, among other matters.

Holders of ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that holders of ADSs, including purchasers in secondary transactions and holders of ADSs that withdraw their class A shares, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our class A shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. As a result of the jury waiver provision, it may also be more costly for you to bring a claim against us or the depositary, including a claim for a breach of the U.S. federal securities laws. Moreover, if a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may not be able to sell ADSs you own or the class A shares underlying the ADSs at the time or the price you desire because an active or liquid market for these securities may not develop.

Prior to this offering, there has been no public market for our ADSs or for our class A shares underlying our ADSs. We intend to apply to list our ADSs on the NYSE and we intend to apply to list our class A shares on the BVL. We cannot predict whether an active, liquid public trading market for our ADSs will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. We expect     % of our class A shares to be held by unrelated parties following this offering. In addition, although ADS holders will be entitled to withdraw class A shares underlying our ADSs from the depositary at any time, the BVL is generally a less liquid trading market than major world equity securities markets.

Substantial sales of ADSs or class A shares after this offering could cause the price of our ADSs or class A shares to decrease.

Our existing shareholders will hold a large number of our common shares after this offering. We and our existing shareholders will agree with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC not to offer, sell, contract to sell or otherwise dispose of or hedge any class A shares, class B shares or ADSs, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, during the 180 days following the date of this prospectus, subject to certain exceptions. After this 180-day period expires, these securities will be eligible for sale. The market price of our ADSs could decline significantly if we or our existing shareholders sell securities of our company or the market perceives that we or our existing shareholders intend to do so.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the value of the ADSs, and may limit or preclude your ability to influence corporate matters.

The class A shares underlying the ADSs are only entitled to vote (together with the class B shares) on the following matters submitted to a vote of the shareholders: approval of financial statements; approval of capital increases or reductions (other than as described below); appointment, or delegation to our board of directors of the appointment, of our independent auditors; and payment of dividends. The class A shares will not have voting rights on any other matter subject to shareholders’ approval.

As a result of the foregoing, the class A shares, including any ADSs representing the class A shares, will not be entitled to vote on, among other matters, the election and removal of directors and setting of directors’ compensation; our issuance of debt securities; amendments to our by-laws (other than in connection with capital increases or reductions); the sale, in a single transaction, of assets with a value exceeding 50% of our share capital; the merger, spin-off, division, reorganization, transformation or dissolution of the Company; and special investigations and audits.

In September 2020, our shareholders delegated to our board of directors the authority to approve one or more capital increases of up to S/236,546,679, which delegation will remain in place for five years thereafter and will allow our board of directors to determine the timing, amount, and conditions of each such capital increase, without requiring further shareholders’ approval. This approval also included an express advanced waiver of any preemptive rights that would apply in connection with any such capital increases. This delegation may only be revoked by a vote of the class B shares.

Because of the difference in voting rights between our class B and class A shares, the holders of our class B shares will control significant matters submitted to our shareholders following this offering. The different voting rights of our class A shares and class B shares will remain in effect until Enfoca and Mr. Pinillos Casabonne own in the aggregate less than 10% of the outstanding amount of class A shares. This will limit or preclude your ability to influence corporate matters for the foreseeable future, which may have an adverse impact on the value of the ADSs.

Holders of ADSs may be unable to exercise voting rights with respect to our class A shares underlying the ADSs at our shareholders’ meetings.

As a holder of ADSs representing class A shares being held by the depositary on your behalf, you may exercise voting rights with respect to the class A shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our class A shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Peru, a Peruvian newspaper of general circulation, the daily bulletin of the BVL and through the website of the SMV, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise your voting rights, you must instruct the depositary how to exercise the voting rights for the class A shares which underlie your ADSs. Due to these additional procedural steps involving the depositary, the ADS holders may not be able to exercise such voting rights on time.

Holders of ADSs also may not receive voting materials in time to instruct the depositary to vote the class A shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out such instructions, unless such failure can be attributed to negligence or bad faith on the part of the depositary or its agents. Accordingly, you may not be able to exercise voting rights, and you will have little, if any, recourse if the underlying class A shares are not voted at all or as requested.

Holders of ADSs may be unable to exercise preemptive or accretion rights with respect to the class A shares underlying their ADSs.

Under the Peruvian Corporations Law, if we issue new class A shares as part of a capital increase, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of the class held by them or, if expressly provided for in our by-laws or approved by our shareholders, other classes that remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. See “Description of our Share Capital—Preemptive and Accretion Rights.” You may not be able to exercise the preemptive or accretion rights relating to class A shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the class A shares relating to these preemptive and accretion rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any change related to an increase in deposits or charges for book-entry securities services or any modification that might hinder the rights of the ADS holders will be effective 30 days after the ADS holders have received notice of such change or modification and such holders will have no right to any compensation whatsoever.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed US$1.07 billion, if we issue more than US$1.0 billion in nonconvertible debt in a three-year period or if the fair value of our common shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our ADSs less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the market price of our ADSs may be more volatile.

Our by-laws provide that the courts of Peru will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under federal or state securities laws of the United States, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under federal or state securities laws of the United States.

Our by-laws provide that the courts of Peru will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under federal or state securities laws of the United States, and that the United States District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under federal or state securities laws of the United States, including applicable claims arising out of this offering. These choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Peru has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Financial reporting and securities disclosure requirements in Peru differ in certain significant respects from those required in the United States. There are also material differences among IFRS and U.S. GAAP. Accordingly, the information about us available to you will not be the same as the information available to holders of shares issued by a U.S. company. In addition, the Peruvian Securities Market Law, which governs open or publicly listed companies, such as us, imposes disclosure requirements that may be more limited than those in the U.S. in certain important aspects. Although Peruvian law imposes restrictions on insider trading and price manipulation, applicable Peruvian laws are different from those in the United States, and the Peruvian securities markets may not be as highly regulated and supervised as the U.S. securities markets.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the rules under the Securities Act. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Peruvian practices concerning corporate governance (which are not mandatory under Peruvian regulations) and intend to continue to do so. Accordingly, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, NYSE listing standards provide that the board of directors of a U.S.-listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors.

The listing standards for NYSE also require that U.S.-listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

In addition, NYSE rules require the independent non-executive directors of U.S.-listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The NYSE listing standards also require U.S.-listed companies to adopt and disclose corporate governance guidelines. In July 2002, the SMV and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Corporate Governance for Peruvian Companies.” Although we have implemented a number of these measures, we are not required to comply with the corporate governance guidelines by law or regulation.

As a foreign private issuer, we are exempt from certain provisions applicable to U.S. domestic public companies.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our ADSs may not be afforded the same protections or information that would be made available to our shareholders if we were a U.S. company.

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions, such as the United States, and investors may face difficulties in commencing judicial and arbitration proceedings against our company or the controlling shareholder.

Our company and the controlling shareholder are organized and existing under the laws of Peru, and a majority of our directors and all of our officers reside in Peru or Colombia. Accordingly, investors may face difficulties in serving process on our company, our directors and officers or the controlling shareholder in other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our directors and officers or the controlling shareholder that are based on securities laws of jurisdictions other than Peru.

In Peru, there are no proceedings to file class action suits or shareholder derivative actions with respect to issues arising between minority shareholders and an issuer, its controlling shareholders or directors and officers. Furthermore, the procedural requirements to file actions by shareholders differ from those of other jurisdictions, such as in the United States. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, officers or controlling shareholder as compared to the shareholders of a U.S. company. The deposit agreement provides that the depositary has no obligation to commence or become involved in any judicial proceedings and any other legal actions relating to the ADSs or the deposit agreement, either on behalf of the ADS holders or on behalf of any other person.

Judgments of Peruvian courts with respect to our class A shares will be payable only in soles.

If proceedings are brought in the courts of Peru seeking to enforce our obligations in respect of the class A shares, we will have the right to discharge our obligations in soles. Under Peruvian law, an obligation in Peru to pay amounts denominated in a currency other than soles and except where there is express agreement to the contrary, may be satisfied in Peruvian currency at the exchange rate published by the SBS. The then-prevailing exchange rate may not afford non-Peruvian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

You will experience immediate and substantial dilution in the book value of the class A shares and ADSs you purchase in this offering.

Because the initial offering price of the ADSs being sold in this offering will be substantially higher than our net tangible book value per common share, you will experience immediate and substantial dilution in the book value of the class A shares underlying your ADSs. Net tangible book value represents the amount of our tangible assets on an adjusted basis, minus our total liabilities on an adjusted basis. As a result, at the assumed initial public offering price of US$                per ADS (based on the midpoint of the price range set forth on the cover page of this prospectus), we currently expect that you will incur immediate dilution of US$                per ADS if you purchase in this offering (assuming no exercise of the underwriters’ option to purchase additional ADSs).

Our newly issued class A shares from this offering will initially be represented by certificados provisionales and you will not be able to cancel your ADSs and withdraw the deposited class A shares until the definitive class A shares are issued.

In accordance with Peruvian law, our class A shares underlying the ADSs will be represented by preliminary stock certificates (certificados provisionales) until the capital increase allowing for the issuance of such class A shares is recorded in the Corporations Public Registry. We cannot assure you that the Corporations Public Registry will not delay the recording of our capital increase. Once the capital increase has been recorded, we will issue definitive stock certificates in exchange for the preliminary stock certificates. Only after the capital increase has been recorded with the Corporations Public Registry, and we have issued definitive stock certificates in exchange for the preliminary stock certificates, will you be able to cancel your ADSs and withdraw the deposited class A shares.

Our ADSs may not be a suitable investment for all investors, as an investment in ADSs presents risks and the possibility of financial losses.

The investment in our ADSs is subject to risks. Investors who wish to invest in ADSs are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to the class A shares, the Company, the industry in which we operate, our shareholders and the general macroeconomic environment in Peru and Colombia, among other risks. Each potential investor in ADSs must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•

have sufficient knowledge and experience to make a meaningful evaluation of the ADSs, the merits and risks of investing in ADSs and the information contained in this prospectus or any applicable supplement;

•

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in ADSs and the impact the shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in the ADSs; and

•

understand thoroughly the terms of ADSs and be familiar with the behavior of any relevant indices and financial markets; and be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$        million, or US$        million if the underwriters exercise their option to purchase additional ADSs in full. These amounts assume an initial public offering price of US$        per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. We currently intend to use the net proceeds from this offering for general corporate purposes, including acquisitions, expansion of our existing facilities, other capital expenditures and the repayment of indebtedness from time to time.

We routinely evaluate acquisition and investment opportunities that are aligned with our strategic goals, so we may also acquire, or invest in, businesses or assets that are complementary to our core business. However, we do not have agreements or commitments to enter into any acquisitions at this time. We also routinely evaluate opportunities to expand existing facilities as an important part of our growth plan. We cannot assure you that we will find opportunities that we consider to be favorable to us, whether we will be able to take advantage of such opportunities should they arise, or the timing of and funds required by such opportunities. In addition, we expect to finance these opportunities with a combination of cash on hand, net proceeds from this offering, new borrowings and/or financial contributions from partners, depending on a variety of commercial considerations at such time. Accordingly, we will have significant flexibility in applying the net proceeds from this offering. As a result, our actual use of proceeds from this offering could vary significantly from the currently expected use.

Each US$1.00 increase (decrease) in the assumed initial public offering price of  US$        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$        million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of ADSs sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$        million, assuming the assumed initial public offering price of  US$        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDENDS

Dividend Policy

Our dividend policy has historically been to distribute up to S/10 million per year of our net profit obtained from the preceding year. Following this offering, we intend to retain all available funds and future earnings, if any, to fund the expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will be subject to approval by holders of our class A shares and class B shares voting together at our annual shareholders’ meeting. Any determination by our board of directors to recommend for approval the declaration and payment of dividends will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our dividend policy notwithstanding, under Peruvian law, shareholders representing 20% of our outstanding common shares have the right to compel us to distribute at least 50% of the net profit of the previous fiscal year.

Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion (or its equivalent in soles) in the aggregate in cash dividends.

Under the Peruvian Corporations Law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a mandatory 10% legal reserve requirement until the legal reserve equals 20% of shareholders’ equity and provided that no accumulated losses exist. According to Article 40 of the Peruvian Corporations Law, in order to distribute dividends, profits must be determined based on the individual financial statements of the company.

In order to allow for the settlement of securities, under the rules of the SMV, investors who purchase shares of a listed company will have the right to receive the dividend payment, provided that such transaction has been executed by the corresponding cutoff date (fecha de corte). Holders of shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporations Law, the right to collect dividends declared by a company expires three years after the original dividend payment date (unless, like us, it is a publicly held company, in which case the right to collect dividends declared by the company would expire ten years after the original dividend payment date).

Subject to the terms of the deposit agreement, holders of our ADSs will be entitled to receive dividends, if any, paid on the class A shares represented by the ADSs. Cash dividends on our class A shares will be paid in soles and will be converted by the depositary into U.S. dollars and paid in U.S. dollars to the holders of ADSs, net of fees, expenses and any taxes. Under Peruvian law, dividends are subject to a withholding tax of 5% if paid to non-Peruvian holders. See “Description of American Depositary Shares.”

Because we are a holding company and all of our business is conducted through our subsidiaries, we pay, and we expect to continue paying, dividends, if any, from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to shareholders is dependent on the earnings of, and dividends and other distributions from, our subsidiaries. The ability of our subsidiaries to make distributions to us may be restricted by law or by the terms of our existing or future indebtedness. For example, four of our subsidiaries, Medic Ser, Oncocenter, Oncosalud S.A.C. and GSP Servicios Generales, each applied for and received a loan of S/10 million and Clínica Vallesur S.A. applied for and received a loan of S/7.5 million, in each case under a loan relief program offered by the Peruvian government in response to the COVID-19 pandemic. Such loans restrict these subsidiaries’ ability to pay dividends to us during the term of each loan, which are up to 36 months. Although the restrictions on these subsidiaries’ ability to pay dividends to us have not to date had a material impact on our liquidity or capital resources, we cannot assure you that our subsidiaries will not need to take out similar loans in the future, or that the agreements governing our existing or future indebtedness will permit our subsidiaries to provide us with sufficient dividends or distributions or permit us to loan money or enter into other similar arrangements to fund dividend payments. See “Risk Factors—Risks Related to Our Business—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.”

In 2019 and for the first six months of 2020, we paid dividends to our shareholders of S/10 million (or US$2.8 million) and S/5.0 million (or US$1.4 million), respectively. These amounts were approved at our annual shareholders’ meetings during each year.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

•	on an actual basis; and

•

as adjusted to give effect to net proceeds amounting to US$         (S/            ) for the sale of our ADSs in the offering, which reflects the sale of             ADSs at an assumed initial public offering price of US$         per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The as adjusted information in the table below assumes no exercise of the underwriters’ option to purchase additional ADSs.

The table below should be read in conjunction with “Presentation of Financial and Other Information,” “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements included in this prospectus.

	As of June 30, 2020
	Actual			As Adjusted
	(in millions of US$)(1)	(in millions of S/)		(in millions of US$)(1)	(in millions of S/)
Loans and borrowings (current portion)(2)	$75.3	S/	267.0	$	S/
Loans and borrowings (non-current portion)(2)	141.0		499.7

Total loans and borrowings	216.3		766.7
Total equity	144.6		512.5
Total capitalization	$361.0	S/	1,279.2	$	S/

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.
(2)	As of June 30, 2020, we had S/527.0 million (US$148.7 million) guaranteed secured loans and borrowings and S/239.6 million (US$67.6 million) guaranteed unsecured loans and borrowings.

DILUTION

Purchasers of our ADSs in this offering will experience immediate and substantial dilution to the extent of any difference between the initial public offering price per ADS and the net tangible book value per ADS upon the completion of the offering.

Net tangible book value represents the amount of our total assets, less our total liabilities and excluding goodwill. Net book value per class A share is determined by dividing our net book value by the number of our outstanding class A shares.

As of June 30, 2020, our net tangible book value was S/             million, or S/             per class A share (equivalent to US$         per ADS). Based upon an assumed initial public offering price of US$        per ADS (the midpoint of the price range set forth on the cover page of this prospectus), our net tangible book value would increase to S/             per class A share or US$         per ADS, and the immediate dilution to purchasers of our ADSs in the offering will be S/             per class A share or US$         per ADS or     % following the offering. The following table illustrates this dilution per class A share and per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs:

As of June 30, 2020
	Per ADS	Per class A share
Assumed initial public offering price	US$	S/
Net tangible book value
Dilution to new investors

If the underwriters exercise their option to purchase additional ADSs in full, our net tangible book value following the offering would increase to S/             per class A share or US$         per ADS and the immediate dilution to purchasers of ADSs in the offering would be S/             per class A share or US$         per ADS.

SELECTED FINANCIAL AND OTHER INFORMATION

The selected statement of income and other comprehensive income and statement of financial position data as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The summary statement of income and other comprehensive income and statement of financial position as of and for the years ended December 31, 2019, 2018 and 2017 of the Company are derived from our audited consolidated financial statements included elsewhere in this prospectus. Due to our acquisition of Grupo Las Américas on December 26, 2018, our results of operations for the year ended December 31, 2019 are not directly comparable to the year ended December 31, 2018, and, because we owned Grupo Las Américas for five days in 2018, our results of operations for the year ended December 31, 2018 are not directly comparable to our results of operations for the year ended December 31, 2017.

We maintain our books and records in soles and prepare our consolidated financial statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Six months ended June 30,					Year ended December 31,
	2020	2020		2019		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)				(in millions of US$)(1)	(in millions of soles)
Statement of Income and Other Comprehensive Income Data:
Revenue
Premiums earned	$78.1	S/	276.9	S/	252.9	$147.4	S/	522.3	S/	467.6	S/	405.5
Health care services revenue	78.1		276.6		326.4	185.9		658.9		229.6		194.7
Sales of medicines	21.5		76.2		98.2	56.8		201.3		164.0		122.6

Total revenue from contracts with customers	177.7		629.7		677.5	390.1		1,382.6		861.2		722.8
Cost of sales and services	(111.7)		(395.7)		(417.9)	(238.3)		(844.5)		(497.8)		(422.2)

Gross profit	66.0		234.0		259.6	151.8		538.0		363.4		300.6
Selling expenses	(18.6)		(65.9)		(64.7)	(37.4)		(132.5)		(120.7)		(102.9)
Administrative expenses	(34.8)		(123.5)		(114.9)	(66.7)		(236.5)		(154.4)		(129.4)
Loss for impairment of trade receivables	(1.9)		(6.6)		(3.0)	(1.7)		(6.0)		(2.8)		(11.8)
Other expenses						(0.4)		(1.4)		—		—
Other income	0.8		2.8		3.2	1.6		5.5		5.3		2.6

Operating profit	11.5		40.9		80.2	47.2		167.1		90.8		59.0
Finance income	1.0		3.5		8.5	0.4		1.5		0.6		1.1
Finance costs	(21.7)		(77.0)		(27.8)	(15.8)		(56.1)		(38.2)		(24.8)

Net finance cost	(20.7)		(73.4)		(19.4)	(15.4)		(54.5)		(37.5)		(23.7)
Share of profit of equity-accounted investees	0.1		0.2		1.1	0.7		2.4		1.0		0.4

(Loss) profit before tax	(9.1)		(32.4)		61.9	32.5		115.1		54.2		35.7
Income tax expense	2.7		9.4		(24.8)	(11.6)		(41.2)		(17.5)		(15.1)

(Loss) profit for the year	$(6.5)	S/	(22.9)	S/	37.1	$20.8	S/	73.9	S/	36.6	S/	20.7

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.

	As of June 30,			As of December 31,
	2020	2020		2019	2019		2018		2017
	(in millions of US$)(1)	(in millions of soles)		(in millions of US$)(1)	(in millions of soles)
Statement of Financial Position Data:
Cash and cash equivalents	$21.1	S/	74.7	$10.2	S/	36.1	S/	110.9	S/	32.5
Total assets	544.6		1,930.0	533.7		1,891.3		1,740.1		697.2
Total liabilities	400.0		1,417.5	370.4		1,312.5		1,206.8		443.8
Total equity	144.6		512.5	163.3		578.8		533.3		253.4

(1)	Calculated based on an exchange rate of S/3.5437 to US$1.00 as of June 30, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 and the notes thereto, and our unaudited condensed consolidated interim financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are one of the largest and most recognized players in the Peruvian healthcare industry and have a growing presence in Colombia. With more than 30 years of experience in the healthcare industry, we provide oncology healthcare plans in Peru and operate hospitals and clinics in Peru and Colombia that provide high-quality medical services at all levels of complexity. Our mission is to transform healthcare in the countries in which we operate by providing excellent patient outcomes and positive, streamlined patient and plan member experiences at an affordable cost. We believe we are well positioned to fulfill this mission due to our patient-centric culture, scale, innovative use of technology, unique vertically integrated oncology platform in Peru and high degree of horizontal integration in our Peruvian and Colombian healthcare networks, all of which allow us to scale nationally and regionally with cost efficiencies and further advance our strategic development.

Our business was founded in Peru in 1989 as Oncosalud, a healthcare coverage provider selling prepaid plans covering a full range of services for the prevention, detection and treatment of cancer for a modest monthly payment that varies based on plan type and age of plan members and was on average S/51.2 (US$14.4) per month for the six months ended June 30, 2020. Our prepaid oncology plans addressed an unmet need in the healthcare coverage market in Peru at the time and quickly began to grow. Starting in 1997, we began to build our own network of Oncosalud facilities to primarily treat our plan members but also patients of private payers, including patients covered by private insurance. Clínica Oncosalud, our flagship hospital in this network, has a Diamond accreditation from ACI. Oncosalud had over 922,000 members as of December 31, 2019, which was more than each of the private insurance and EPS systems in Peru as of that date, and 888,000 members as of June 30, 2020. Measured by number of plan members, we had a market share of 30% of all private healthcare plans in Peru in 2019 and had the largest market share of any single private healthcare plan, according to data from SUSALUD. Oncosalud currently operates two specialized oncology hospitals and three oncology clinics.

In 2011, we took our experience at Oncosalud as a provider of first-class patient outcomes at an affordable cost and began to apply it to the provision of a full range of healthcare services via a broader network of facilities in Peru. Through the development and acquisition of facilities since that time, we have built a network of hospitals and clinics located in all of the major cities in the country, with premium clinical capabilities and a wide range of medical specialties and subspecialties. Today, with our Auna Peru network, we own and operate five hospitals and two clinics as well as numerous other facilities providing complementary services, such as pharmaceutical, diagnostic imaging and clinical laboratory services. We are a provider to essentially all of the private payers in the Peruvian healthcare sector, including traditional private insurers, EPS providers and prepaid plan operators. Our Auna Peru network is horizontally integrated, meaning that patients can access all of their treatment, diagnostic imaging, laboratory and pharmaceutical needs at one of our facilities instead of having to go to different providers for each service. We treated more than 198,000 and 95,000 patients during 2019 and the first six months of 2020, respectively, at facilities in our Auna Peru network, which had a total of 284 beds as of June 30, 2020.

In 2018, we leveraged our experience and success in providing integrated patient experiences and outstanding outcomes in Peru and expanded into Colombia with our acquisition of Grupo Las Américas, one of Colombia’s leading healthcare providers located in the country’s second largest city, Medellín. In 2020, we began the process of rebranding Grupo Las Américas as our Auna Colombia network and expect to complete such process during the first quarter of 2021. In addition, in September 2020, we further expanded our Auna Colombia network with our acquisition of Clínica Portoazul, a premium high complexity private hospital located in the country’s fourth largest city, Barranquilla, which we are currently in the process of integrating into our network. Our Auna Colombia network provides healthcare services to patients covered by a range of payers in Colombia, including both public and private insurers, and currently consists of two hospitals and five clinics in Medellín and one hospital in Barranquilla, as well as a range of facilities providing complementary services. Similar to our Auna Peru network, our Auna Colombia network is also horizontally integrated, which enables us to be a one-stop shop for all of our patients’ needs and provide them with a seamless patient experience. In our Auna Colombia network, we also have premium medical facilities, employ some of the leading medical professionals in the country and are able to achieve high quality patient outcomes. The flagship hospital in our Auna Colombia network, Clínica Las Américas, is the leading private hospital in Medellín and was ranked the 8th best hospital in Colombia in América Economía’s 2019 Best Hospitals Ranking. We also own the IDC in Medellín, one of the country’s largest and leading private oncology hospitals and the only institution in Colombia that is a sister institution of MD Anderson, one of the leading cancer care providers in the United States. We currently have more than 450 beds and have treated more than 246,000 and 124,000 patients during 2019 and the first six months of 2020, respectively, in the Auna Colombia network.

In all of our networks, we seek to focus proactively on our plan members’ and patients’ health, rather than simply providing services when prescribed to treat disease or other medical conditions. We do this by focusing on healthy lifestyle habits and promoting regular medical check-ups to help ensure our plan members and patients remain healthy and disease is detected early. We believe this emphasis on health allows us to build life-long relationships with our plan members and patients and save lives by detecting and treating disease early on.

Segment Reporting

Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are: (i) Oncosalud Peru, (ii) Healthcare Services in Peru and (iii) Healthcare Services in Colombia. Our Oncosalud Peru segment consists of our prepaid oncology plans and oncology services provided at our Oncosalud facilities in Peru, including services provided under our prepaid plans and third-party healthcare plans and paid for out-of-pocket by our patients. Our Healthcare Services in Peru segment consists of healthcare services provided at any of our facilities in Peru other than those in the Oncosalud network. Oncosalud Peru is a payer to Healthcare Services in Peru, as are other third-party payers, for oncology services provided to it by our Healthcare Services in Peru segment, and the cost of such services are reflected as a cost to our Oncosalud Peru segment and a revenue to our Healthcare Services in Peru segment in our segment reporting. Our Healthcare Services in Colombia segment consists of healthcare services provided at any of our facilities in Colombia. The accounting policies we follow for these segments are the same as those for the Company on a consolidated basis.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

•

Utilization and Mix of Healthcare Services. One of the most important factors affecting our financial condition and results is the rate of utilization of the healthcare services provided to our patients, including the number of outpatient consultations, emergency services, surgeries and hospitalizations that we provide in a period, as well as our ability to adequately cross-sell complementary services such as pharmaceutical, diagnostic imaging and clinical laboratory services. Our utilization rates are dependent on the number of plans for which our facilities are considered in network. As the number of plans for which we are in network increases, so does our patient universe and consequently our utilization rates. As our utilization rates increase, so does our revenue and our margins because it allows us to increase our economies of scale, as our asset base is largely a fixed cost. Likewise, as utilization rates decrease, so do our margins, and because a portion of our costs are essentially fixed, higher utilization rates drive higher margins in our business. The mix of healthcare services provided in a period also impacts our revenue, as we derive higher revenue from high complexity procedures, such as complex surgeries, than low complexity procedures.

•

Growth of Oncosalud Membership and Balanced Age Demographic. Increasing the total number of Oncosalud plan members is vital for the continued growth of our business. As we increase our plan member population, the rate of cancer incidence among our plan members generally stays steady or increases at a stable pace. Through new plan members, we obtain additional resources to treat our plan members that are diagnosed with cancer and are able to spread the costs of treatment across a larger population, while also increasing our profitability. In addition, we seek to maintain a balanced age demographic in our member population. Younger patients pay lower plan rates, which tends to lower our average revenue per plan member, but their likelihood of being diagnosed with cancer is significantly lower, which reduces our expected average medical cost per plan member in any given period. Additionally, expected lifetime revenue is greater for younger plan members. The average age of our plan members as of June 30, 2020 was 34. Keeping a balanced mix of younger and older patients helps us manage our revenue and costs.

•

Medical Inflation. Our financial condition and results are driven by our ability to control the costs of providing healthcare services, including oncology services, and appropriately price oncology plans in our Oncosalud Peru segment and negotiate reimbursement levels in our other segments. Our strong reputation in the market also depends on our having access to the newest technologies and medicines to diagnose and treat our patients, all of which can be expensive, and therefore places upward pressure on our costs. Moreover, we face significant competition for qualified medical personnel in both Peru and Colombia, which may require us to increase salaries and other benefits provided to our personnel. If we are unable to continue providing high quality care while managing these cost increases in our Oncosalud Peru segment, our operating profit could decline or we may be required to pass these cost increases onto our plan members via the pricing of our oncology plans, which could make our plans less attractive and also impact our profitability. We continually focus on balancing the pressures of medical inflation with the benefits of providing the best quality healthcare services at affordable prices in order to continue to build the strength of our brands, which helps us grow our revenues and manage our costs.

•

Acquisition of Grupo Las Américas. We acquired 97.3% of the shares of Grupo Las Américas on December 27, 2018, which has been consolidated into our results of operations from the date of acquisition. We acquired an additional 2.5% of the share capital of Grupo Las Américas in January 2020. The main asset of Grupo Las Américas is Clínica Las Américas. The acquisition was recorded using the purchase method of accounting, which recognizes assets and liabilities at their estimated fair values at the date of purchase, including identifiable intangibles not recorded in the financial statements of each acquired entity, pursuant to IFRS 3 Business Combinations. In connection with our acquisition of Grupo Las Américas, we identified S/172.8 million (US$48.8 million) of goodwill. Because we only owned Grupo Las Américas for five days in 2018, our results of operations for the year ended December 31, 2019 are not directly comparable to the year ended December 31, 2018, and our results of operations for the year ended December 31, 2018 are not directly comparable to our results of operations for the year ended December 31, 2017. In order to facilitate a more useful comparison of our results of operations period-to-period, we isolate the effect of the acquisition of Grupo Las Américas in certain explanations below.

•	Expansion of Our Network. Our ability to expand our network of healthcare facilities is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by planning and building new hospitals or expanding existing hospitals and by acquiring new hospitals from third parties, and we expect these activities to continue to be key drivers for our future growth. Each additional facility that we develop or acquire increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, building new hospitals requires several years of capital expenditures and ramp up of operations prior to a facility becoming profitable, and it takes time and resources to integrate new hospitals acquired from third parties into our existing networks.

•

Foreign Exchange Rates. Our functional currency is the Peruvian sol and we present our consolidated financial information in Peruvian soles. However, we generated 26.1% of our revenue in the first six months of 2020 in Colombian pesos. In addition, a significant portion of our debt is U.S. dollar-denominated. Although we have entered into hedging arrangements with respect to all of our U.S. dollar-denominated debt and we also hedge our exposure to the Colombian peso, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Peruvian soles, Colombian pesos and U.S. dollars in profit or loss.

Impact of COVID-19

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including in Peru and Colombia. The Peruvian government closed its international borders and ordered a national lockdown on March 16, 2020 that lasted until June 30, 2020. In connection with the lockdown, all non-essential businesses were ordered to close. On July 1, 2020, the national lockdown was lifted and non-essential businesses gradually reopened; however, as a result of a subsequent increase in COVID-19 cases, lockdowns were ordered in certain cities, including Arequipa, in which we have facilities. Furthermore, international borders in Peru remain closed indefinitely. Similarly, the Colombian government closed its borders and ordered a national lockdown on March 25, 2020 until August 31, 2020. However, at the end of August 2020, it announced a selective quarantine phase from September 1, 2020 until at least September 30, 2020. The lockdowns in Peru and Colombia effectively restricted nearly all economic activity in both countries, significantly impacting both the financial and operating performance of our business.

Our hospitals in Peru and Colombia are essential businesses and remain open for limited services. As a result of the pandemic, we were ordered to cancel all elective, non-emergency procedures and outpatient consultations in Peru and Colombia, restricting our services to emergency care only for the duration of the lockdowns. As a result, revenue from our Healthcare Services in Peru and Healthcare Services in Colombia segments decreased 15.3% and 19.6%, respectively, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. We have also seen a significant increase in the cost of sales and services in recent months due to an increase in the purchase of personal protective equipment for all medical and administrative personnel who are in direct patient contact. At the same time, we have seen an increase in the prices of personal protective equipment, which have been in short supply around the world. In addition, we have experienced staffing shortages at our hospitals and clinics as medical personnel, working on the front lines, have contracted COVID-19 at high rates. We have covered these shortages with hiring temporary personnel and granting special bonuses to medical personnel caring for patients with COVID-19, which has increased our labor-related costs. As a result of increased costs, gross profit in our Healthcare Services in Peru and Healthcare Services in Colombia segments decreased 58.5% and 35.9%, respectively, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

In response to the pandemic, we implemented a number of measures at our facilities in April and May 2020. In both our Peruvian and Colombian networks, we designated specific facilities as COVID-19 treatment centers and rapidly increased intensive care unit capacity. This allowed certain of our facilities, such as Clínica Delgado and Clínica Oncosalud, to remain COVID-19 free and we were able to resume elective services at those facilities in May. In other facilities, we modified our floor plans, segregated certain floors or wings to be dedicated to COVID-19 treatment and invested in special hospital tents to ensure patients with COVID-19 could be adequately segregated from those without COVID-19. In addition, we invested in launching several services, such as the home delivery of medicines, a telemedicine platform and video consultations with patients who think they may have COVID-19. These responsive actions allowed us to re-commence non-essential procedures and provide additional services in a timely manner, which, along with revenues generated from the treatment of COVID-19 patients, resulted in our revenues post second-quarter end improving as compared to the comparable period in 2019, based on internal management data.

The COVID-19 pandemic has also led to disruption of regional and global economic activity, and to volatility and a downturn in the financial markets, which is expected to continue at least in the near term. In our Oncosalud segment, we have seen a decline in sales of our prepaid oncology plans as much of our sales force is working from home and certain of our other sales channels are shut down completely. The disruption has also led to a significant increase in unemployment and as a result, we have seen an increase in the number of plan members cancelling their plans, which led to a 1.3% decrease in our number of plan members from 900,429 in June 2019 to 888,708 in June 2020. Despite the decrease in plan members, our Oncosalud Peru segment’s revenue and gross profit increased 9.7% and 18.1%, respectively, for the six months ended June 30, 2020 compared to the same period in 2019. The increase in revenue was due to an increase in plan prices to account for increased medical costs. The increase in gross profit for our Oncosalud Peru segment was due to a decrease in services provided to plan members as part of the Peruvian government’s restrictions on outpatient consultations, including preventive check-ups, which tend to be more costly services. See “Risk Factors—Risks Related to Our Business—Our business has been and continues to be negatively impacted by the COVID-19 pandemic.”

To date, we have taken certain measures in the second and third quarters of 2020 to bolster our capital position as a result of the economic uncertainty. For example, four of our subsidiaries, Medic Ser, Oncocenter, Oncosalud S.A.C. and GSP Servicios Generales, each applied for and received a loan of S/10 million and Clínica Vallesur S.A. applied for and received a loan of S/7.5 million, in each case under a loan relief program offered by the Peruvian government in response to the COVID-19 pandemic. In addition, our subsidiaries Grupo Las Américas and Instituto de Cancerologia S.A.S., each applied for and received loans of COP12,837.0 million and COP4,069.0 million, respectively, under a loan relief program offered by the Colombian government in response to the COVID-19 pandemic. The loans our Peruvian subsidiaries received contain certain restrictions on their ability to pay dividends. See “Risk Factors—Risks Related to Our Business—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.”

While we continue to pursue our capital expenditure projects, certain of our ongoing construction projects have been paused while economic activity fully resumes. In addition, we have shifted some of our capital expenditure budget to purchase additional resources to adequately address the pandemic, such as additional ventilators and temporary isolation units.

Despite the COVID-19 pandemic, during 2020, we remain committed to continuing to grow our networks and our plan members and patients base as we expand into new markets and continue strengthening our position in existing markets. In Oncosalud, we launched a pilot for a new lower-cost plan covering the most common and treatable cancers, which is expected to be within the economic reach of a larger segment of Peru’s population. We also introduced a pilot for a prepaid plan covering general healthcare services as well as a plan covering a range of potentially catastrophic diseases and conditions. These pilots are currently being managed through our Oncosalud Peru segment and we expect to officially roll out both of these plans in 2020. We are also expanding our installed capacity in our Oncosalud network. For example, we launched a new facility at Oncosalud San Borja in the fourth quarter of 2019 that offers full hospital capabilities and began offering overnight stays in the second quarter of 2020. In light of the COVID-19 pandemic, our new facility at Oncosalud San Borja is currently being operated to treat COVID-19 patients.

Components of Our Results of Operations

Total Revenue from Contracts with Customers

Total revenue from contracts with customers. We generate revenue from (i) premiums earned on our oncologic healthcare plans, which we also refer to as our oncology plans, in our Oncosalud Peru segment,(ii) the sale of healthcare services, which occurs in all of our segments, and (iii) the sale of medicines, which also occurs in all of our segments.

Oncology plans. We sell prepaid oncology plans in Peru to plan members for one-year terms, which are automatically renewed and adjusted for price increases at the end of the term, unless terminated by either party. Most of our plan members make payments pursuant to these plans on a monthly basis, while a smaller percentage of them make payments on an annual basis. The premiums we receive from the sales of oncology plans are recognized as revenue proportionally during the period in which a patient is entitled to healthcare services under his or her plan. Premiums related to the unexpired contractual coverage period under an oncology plan are recognized in the accompanying balance sheet as unearned premiums reserve.

Healthcare services. The revenue we generate from the sale of healthcare services is recognized as services are rendered to our patients and includes amounts related to the services provided as well as the products and supplies used in providing such services. The price of healthcare services is determined by the rates set forth in reimbursement arrangements that we have with individual healthcare providers for patients that have healthcare coverage or by reference to our standard rates for patients that do not have healthcare coverage and are generally paying out-of-pocket.

Sales of medicines. The revenue we generate from the sale of medicines is recognized when medicines are provided to our customers and in cases when our patients are hospitalized, when medicines are administered to them.

Cost of Sales and Services and Gross Profit

Cost of sales and services. Our cost of sales and services is primarily comprised of costs incurred in providing healthcare services, including the cost of medicines; personnel expenses for medical staff; medical consultation fees; surgery fees; depreciation of medical equipment; depreciation of buildings and facilities; amortization of software; cost of services provided by third parties, primarily lease payments to third parties for certain of our facilities, service and repair costs at our facilities, custodial and cleaning services and utilities; cost of room services for inpatients; cost of clinical laboratories; and technical reserves for healthcare services.

Gross profit. Our gross profit is the difference between the revenue generated by the sale of our oncology plans, healthcare services and medicines and the cost of sales and services.

Operating Expenses, Loss for Impairment of Trade Receivables, Other Expenses and Other Income

Selling expenses. Our selling expenses include personnel expenses for our dedicated sales and marketing team; cost of services provided by third parties, primarily sales commissions paid to brokers, call centers and other third parties that assist with our sales efforts, as well as advertising costs; and other management charges, such as office rental for our sales team, advisory fees for market studies and sales team recruiting fees.

Administrative expenses. Administrative expenses consist primarily of costs incurred at the administrative level at each of our facilities, including personnel expenses for administrative staff; cost of services provided by third parties, primarily advisory and consulting fees and lease payments to third parties for office space; depreciation, primarily of buildings and facilities; amortization of intangibles, such as IT and software; various other administrative expenses, such as insurance; and tax expenses. We also allocate a portion of administrative expenses at the corporate level to each of our operating segments. For example, in 2018, we completed Project Galeno, an efficiency evaluation of our pharmacy management protocols in Peru. This project benefited both the Oncosalud Peru segment and the Healthcare Services in Peru segment, and as such, we allocated a portion of the expenses relating to that project to each segment.

Loss for impairment of trade receivables. Loss for impairment of trade receivables consists of the estimate for impairment of trade receivables. This estimate generally consists of provisions for services to patients who, after a certain period of time and in accordance with our impairment policy, do not pay for those services provided, either by themselves or through insurance companies. We calculate the estimate for impairment of trade receivables using an expected loss model whereby we estimate expected losses on our trade receivables based on our historical experience of impairment and other circumstances known at the time of assessment in accordance with IFRS 9. We record a gain for impairment of trade receivables for any recovery we make in excess of our estimated losses on trade receivables. The amount of the provision made for impairment of trade receivables is written off from the balance account when there is no expectation of cash recovery.

Other expenses. Other expenses consists of the change in fair value of assets held for sale and the loss on sale of investments in associates related to the sale of our stake in Hospital en Casa S.A. in December 2019.

Other income. Other income consists of (i) rental income from property owned and rented by us for investment purposes, (ii) the parking fees we charge those who park in the parking lots at our facilities and (iii) the increase in fair value of our investment properties.

Finance Income and Finance Cost

Finance income and finance cost consist of interest income, interest expense, net gain (loss) on financial assets, foreign currency gain (loss) on financial assets and financial liabilities and the reclassification of net gains (losses) on instruments used to hedge interest rate and foreign currency exchange rate risk previously recognized in other comprehensive income.

Income Tax Expense

Income tax expense consists of taxes on income generated during the period. Our effective tax rate in 2019 was 35.8%.

Results of Operations

We have derived the information included in the following discussion from our consolidated financial statements included elsewhere in this prospectus. You should read this discussion along with such financial statements.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30,		% Change
	2020	2019	2020 vs. 2019
	(in millions of soles)
Revenue
Premiums earned	S/ 276.9	S/ 252.9	9.5%
Health care services revenue	276.6	326.4	(15.3)%
Sales of medicines	76.2	98.2	(22.4)%

Total Revenue from contracts with customers	629.7	677.5	(7.1)%
Cost of sales and services	(395.7)	(417.9)	(5.3)%

Gross profit	234.0	259.6	(9.9)%
Selling expenses	(65.9)	(64.7)	1.9%
Administrative expenses	(123.5)	(114.9)	7.5%
Loss for impairment of trade receivables	(6.6)	(3.0)	120.0%
Other expenses
Other income	2.8	3.2	(12.5)%

Operating profit	40.9	80.2	49.0%
Finance income	3.5	8.5	(58.8)%
Finance costs	(77.0)	(27.8)	(177.0)%

Net finance cost	(73.4)	(19.4)	278.4%
Share of profit of equity-accounted investees	0.2	1.1	81.8%

(Loss) profit before tax	(32.4)	61.9	(152.3)%
Income tax (expense) benefit	9.4	(24.8)	(138.1)%

(Loss) profit for the period	S/ (22.9)	S/ 37.1	(161.7)%

Revenue

	Six Months Ended June 30,		% Change
	2020	2019	2020 vs. 2019
	(in millions of soles)
Total revenue from contracts with customers
Oncosalud Peru	S/314.8	S/286.9	9.7%
Healthcare Services in Peru	195.2	230.5	(15.3)%
Healthcare Services in Colombia	164.4	204.6	(19.6)%
Holding and Eliminations	(44.7)	(44.5)	(0.6)%

Total	S/ 629.7	S/ 677.5	(7.1)%

Our total revenue from contracts with customers was S/629.7 million for the six months ended June 30, 2020, representing a decrease of S/47.8 million, or 7.1%, from S/677.5 million for the six months ended June 30, 2019. This decrease was primarily driven by the decrease in services provided in our Healthcare Services in Peru and Healthcare Services in Colombia segments due to government restrictions on our operations in response to COVID-19.

Revenue from our Oncosalud Peru segment was S/314.8 million for the six months ended June 30, 2020, representing an increase of S/27.9 million, or 9.7%, from S/286.9 million for the six months ended June 30, 2019. This increase was primarily driven by a 9.0% increase in the average revenue per plan member, which contributed S/22.9 million to the increase and was due to an increase in plan prices to account for an increase in medical costs and an increase in the average age of our plan members, as well as a 0.8% net increase in the average number of Oncosalud plan members, which contributed S/2.0 million to the increase.

Revenue from our Healthcare Services in Peru segment was S/195.2 million for the six months ended June 30, 2020, representing a decrease of S/35.2 million, or 15.3%, from S/230.5 million for the six months ended June 30, 2019. This decrease was primarily driven by a 24.5% decrease in the number of patients treated, which contributed S/56.5 million to the decrease and was primarily due to government restrictions on non-critical services in response to COVID-19. This decrease was partially offset by a 12.2% increase in average revenue per patient, which increased segment revenue by S/21.2 million and was due to an increase in high complexity and critical procedures in the mix of healthcare services provided during the period.

Revenue from our Healthcare Services in Colombia segment was S/164.4 million for the six months ended June 30, 2020, representing a decrease of S/40.2 million, or 19.6%, from S/204.6 million for the six months ended June 30, 2019. This decrease was primarily driven by an 18.7% decrease in the number of patients treated, which contributed S/34.3 million to the decrease and was primarily due to government restrictions on non-critical services in response to COVID-19, and depreciation of the Colombian peso against the Peruvian sol, partially offset by a 9.4% increase in average revenue per patient, which increased revenue by S/14.1 million.

Cost of sales and services

	Six Months Ended June 30,		% Change
	2020	2019	2020 vs. 2019
	(in millions of soles)
Cost of sales and services
Oncosalud Peru	S/ (141.1)	S/ (139.9)	(0.9)%
Healthcare Services in Peru	(172.6)	(175.9)	1.9%
Healthcare Services in Colombia	(128.4)	(148.4)	13.5%
Holding and Eliminations	46.4	46.3	0.2%

Total	S/ (395.7)	S/ (417.9)	5.3%

Our total cost of sales and services was S/395.7 million for the six months ended June 30, 2020, representing a decrease of S/22.2 million, or 5.3%, from S/417.9 million for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease in the number of patients treated in all segments as a result of government restrictions on non-critical services in response to COVID-19.

Cost of sales and services in our Oncosalud Peru segment was S/141.1 million for the six months ended June 30, 2020, representing an increase of S/1.2 million, or 0.9%, from S/139.9 million for the six months ended June 30, 2019. This increase was primarily attributable to an increase in the average cost of treatment per patient due to the inclusion of new treatments for cancer and an increase in the cost and use of personal protective equipment as a result of the COVID-19 pandemic, which increased cost of sales and services by S/17.6 million, partially offset by a decrease in the number of patients treated, which decreased cost of sales and services by S/16.4 million.

Cost of sales and services in our Healthcare Services in Peru segment was S/172.6 million for the six months ended June 30, 2020, representing a decrease of S/3.3 million, or 1.9%, from S/175.9 million for the six months ended June 30, 2019. The decrease was primarily attributable to a 24.5% decrease in the number of patients treated, partially offset by (i) an S/11.8 million, or 25.8%, increase in medical staff costs in connection with the hiring of additional medical staff in response to the COVID-19 pandemic and the granting of special bonuses to personnel caring for COVID-19 patients and (ii) the increase in the cost and use of personal protective equipment that increased cost of sales and services by S/5.6 million.

Cost of sales and services in our Healthcare Services in Colombia segment was S/128.4 million for the six months ended June 30, 2020, representing a decrease of S/20.0 million, or 13.5%, from S/148.4 million for the six months ended June 30, 2019. The decrease was primarily attributable to an 18.7% decrease in the number of patients treated and the depreciation of the Colombian peso against the Peruvian sol, partially offset by a 2.7% or S/1.2 million increase in medical staff costs in connection with the hiring of additional medical staff.

Gross profit and gross margin

For the foregoing reasons, our gross profit was S/234.0 million for the six months ended June 30, 2020, representing a decrease of S/25.6 million, or 9.9%, from S/259.6 million for the six months ended June 30, 2019. Our gross margin for the six months ended June 30, 2020 was 37.2%. By segment, our gross margin was 55.2% in Oncosalud Peru, 11.6% in Healthcare Services in Peru and 21.9% in Healthcare Services in Colombia. Overall, our gross margin decreased by 1.1 percentage points for the six months ended June 30, 2020, from 38.3% for the six months ended June 30, 2019.

Selling expenses

Our total selling expenses were S/65.9 million in the six months ended June 30, 2020, representing an increase of S/1.2 million, or 1.9%, from S/64.7 million in the six months ended June 30, 2019.

Selling expenses in our Oncosalud Peru segment were S/61.2 million in the six months ended June 30, 2020, representing an increase of S/2.0 million, or 3.4%, from S/59.2 million in the six months ended June 30, 2019. The increase in selling expenses was primarily a result of an increase in the number of salespeople, which led to an increase in sales staff cost of S/1.8 million, and expenses related to advertising services of S/1.0 million, partially offset by lower expenses for sales related events of S/0.6 million, compared to the same period in 2019.

Selling expenses in our Healthcare Services in Peru segment were S/3.5 million in the six months ended June 30, 2020, representing a decrease of S/0.7 million, or 16.7%, from S/4.2 million in the six months ended June 30, 2019. The decrease in selling expenses was primarily due to a decrease in advertising expenses of S/0.3 million and a decrease of credit card collection fees of S/0.2 million.

Selling expenses in our Healthcare Services in Colombia segment were S/0.8 million in the six months ended June 30, 2020, representing a decrease of S/0.8 million, or 50.0% from S/1.6 million in the six months ended June 30, 2019. The decrease was primarily due to a decrease in personnel expenses of S/0.5 million.

Administrative expenses

Our total administrative expenses were S/123.5 million in the six months ended June 30, 2020, representing an increase of S/8.6 million, or 7.5%, from S/114.9 million in the six months ended June 30, 2019.

Administrative expenses for our Oncosalud Peru segment were S/50.8 million in the six months ended June 30, 2020, representing an increase of S/8.4 million, or 19.8%, from S/42.4 million for the six months ended June 30, 2019. The increase was primarily attributable to (i) S/2.2 million in additional corporate-level expenses, primarily for innovation advisory services and a corporate reorganization through which we created regional management teams for Peru and Colombia, (ii) an increase of S/1.2 million due to the hiring of additional personnel for our technical, risk and product teams and (iii) S/0.8 million for donations to MINSA’s COVID-19 relief efforts.

Administrative expenses for our Healthcare Services in Peru segment were S/43.8 million in the six months ended June 30, 2020, representing an increase of S/4.3 million, or 10.6%, from S/39.6 million for the six months ended June 30, 2019. The increase was primarily attributable to a S/4.9 million in additional expenses for external IT and innovation advisory services at the corporate level, and a corporate reorganization through which we created regional management teams for Peru and Colombia.

Administrative expenses for our Healthcare Services in Colombia segment were S/29.3 million in the six months ended June 30, 2020, representing a decrease of S/3.5 million, or 19.7%, from S/32.8 million in the six months ended June 30, 2019. The decrease was primarily attributable to the depreciation of the Colombian peso against the Peruvian sol, partially offset by an increase in administrative expenses at the corporate level in connection with a corporate reorganization through which we created regional management teams for Peru and Colombia.

Loss for impairment of trade receivables

The total loss for impairment of trade receivables was S/6.6 million in the six months ended June 30, 2020, representing an increase of S/3.6 million, or 120.0%, from S/3.0 million in the six months ended June 30, 2019.

The loss for impairment of trade receivables was S/2.1 million in the six months ended June 30, 2020 in our Oncosalud Peru segment, representing an increase of S/2.0 million from S/0.1 million in the six months ended June 30, 2019. The increase in the loss for impairment of trade receivables in our Oncosalud Peru segment was primarily due to an increase in provisions for individual clients as a result of treating COVID-19 patients without insurance coverage as required by government regulations on mandatory emergency care and other mandates put in place in response to the pandemic.

The loss for impairment of trade receivables was S/4.0 million in the six months ended June 30, 2020 in our Healthcare Services in Peru segment, representing an increase of S/3.2 million, or 400.0%, from S/0.8 million in the six months ended June 30, 2019. The increase in the loss for impairment of trade receivables in our Healthcare Services in Peru segment was primarily due to an increase in provisions for individual clients as compared to the six months ended June 30, 2019 as a result of treating COVID-19 patients without insurance coverage as required by government regulations on mandatory emergency care and other mandates put in place in response to the pandemic.

The loss for impairment of trade receivables was S/0.4 million in the six months ended June 30, 2020 in our Healthcare Services in Colombia segment, representing a decrease of S/2.3 million, or 82.6%, from S/2.7 million in the six months ended June 30, 2019. The decrease in the loss for impairment of trade receivables in our Healthcare Services in Colombia segment was primarily related to higher provisions for contracts with two EPS clients in 2019. We reduced our volume with these clients in 2020 and did not have similarly large provisions for particular clients in 2020, leading to the decrease as compared to 2019.

Operating profit

	Six Months Ended June 30,		% Change
	2020	2019	2020 vs. 2019
	(in millions of soles)
Operating profit
Oncosalud Peru	S/ 62.6	S/ 48.4	29.3%
Healthcare Services in Peru	(27.4)	11.6	336.2%
Healthcare Services in Colombia	7.1	20.5	(65.3)%
Holding and Eliminations	(1.4)	(0.3)	366.7%

Total	S/ 40.9	S/ 80.2	(49.1)%

For the foregoing reasons, our operating profit was S/40.9 million for the six months ended June 30, 2020, representing a decrease of S/39.4 million, or 49.1%, from S/80.2 million for the six months ended June 30, 2019.

Finance income and finance cost

Finance income was S/3.5 million in the six months ended June 30, 2020, representing a decrease of S/4.9 million from S/8.5 million in the six months ended June 30, 2019. This decrease was primarily due to a S/7.2 million decrease in gains for exchange difference due to the depreciation of the Colombian peso against the U.S. dollar, affecting certain of our outstanding indebtedness kept in U.S. dollars.

Finance cost was S/77.0 million in the six months ended June 30, 2020, representing an increase of S/49.2 million, or 177.0%, from S/27.8 million in the six months ended June 30, 2019. This increase was primarily attributable to S/53.5 million in losses as a result of exchange differences due to the depreciation of the Colombian peso against the U.S. dollar, affecting certain of our outstanding indebtedness kept in U.S. dollars, partially offset by decreases to LIBOR used to calculate the interest rate under this indebtedness.

Income tax expense

We had an income tax benefit of S/9.4 million for the six months ended June 30, 2020, representing a decrease of S/34.2 million, or 138.1%, from an income tax expense of S/24.8 million for the six months ended June 30, 2019. The decrease was primarily attributable to the decrease in profit before tax as a result of the impact of the COVID-19 pandemic on our operations as described above. In addition, our effective tax rate decreased from 35.8% for the six months ended June 30, 2019 to 29.9% for the six months ended June 30, 2020, mainly due to a decrease of non-deductible expenses of 4.75% and a reduction in the nominal tax rate in Colombia of 1%.

(Loss) profit for the period

For the foregoing reasons, loss for the period was S/22.9 million for the six months ended June 30, 2020, representing a decrease of S/60.1 million, or 161.7%, from a profit of S/37.1 million for the six months ended June 30, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table summarizes our results of operations for the year ended December 31, 2019 and 2018:

	Year Ended December 31,				% Change
	2019		2018		2019 vs. 2018
	(in millions of soles)
Revenue
Premiums earned	S/	522.3	S/	467.6	11.7%
Health care services revenue		658.9		229.6	187.0%
Sales of medicines		201.3		164.0	22.7%

Total Revenue from contracts with customers		1,382.6		861.2	60.5%
Cost of sales and services		(844.5)		(497.8)	69.7%

Gross profit		538.0		363.4	48.0%
Selling expenses		(132.5)		(120.7)	9.8%
Administrative expenses		(236.5)		(154.4)	53.1%
Loss for impairment of trade receivables		(6.0)		(2.8)	111.9%
Other expenses		(1.4)		—	N/A
Other income		5.5		5.3	3.7%

Operating profit		167.1		90.8	84.1%
Finance income		1.5		0.6	143.2%
Finance costs		(56.1)		(38.2)	46.8%

Net finance cost		(54.5)		(37.5)	45.2%
Share of profit of equity-accounted investees		2.4		1.0	154.0%

Profit before tax		115.1		54.2	112.4%
Income tax expense		(41.2)		(17.5)	134.8%

Profit for the year	S/	73.9	S/	36.6	101.6%

Revenue

	Year Ended December 31,				% Change
	2019		2018		2019 vs. 2018
	(in millions of soles)
Total revenue from contracts with customers
Oncosalud Peru	S/	591.9	S/	530.6	11.6%
Healthcare Services in Peru		469.9		405.3	15.9%
Healthcare Services in Colombia		409.4		4.8	N.M. *
Holding and Eliminations		(88.7)		(79.4)	11.7%

Total		S/ 1,382.6		S/ 861.2	60.5%

*	Not meaningful.

Our total revenue from contracts with customers was S/1,382.6 million in 2019, representing an increase of S/521.3 million, or 60.5%, from S/861.2 million in 2018. This increase was primarily driven by the acquisition of Grupo Las Américas in Colombia in 2018, which accounted for S/409.4 million, or 29.6%, of our revenue in 2019. Our Oncosalud Peru and Healthcare Services in Peru segments accounted for 42.8% and 34.0%, respectively, of our revenue in 2019.

Revenue from our Oncosalud Peru segment was S/591.9 million in 2019, representing an increase of S/61.3 million, or 11.6%, from S/530.6 million in 2018. This increase was primarily driven by a 8.7% increase in the average revenue per plan member, which contributed S/44.8 million to the increase and was due to an increase in plan prices to account for an increase in medical costs and an increase in the average age of our plan members, as well as a 2.4% net increase in the average number of Oncosalud plan members, which contributed S/13.7 million to the increase.

Revenue from our Healthcare Services in Peru segment was S/469.9 million in 2019, representing an increase of S/64.6 million, or 15.9%, from S/405.3 million in 2018. This increase was primarily driven by a 13.1% increase in the number of patients treated, which contributed S/53.2 million to the increase and was due to an increase in our utilization rates, and a 2.5% increase in average revenue per patient in 2019, which contributed S/11.5 million to the increase and was due to an increase in the number of high complexity procedures and an increase in the price of medicines sold to our patients.

Revenue from our Healthcare Services in Colombia segment was S/409.4 million in 2019 compared to S/4.8 million in 2018.

Cost of sales and services

	Year Ended December 31,				% Change
	2019		2018		2019 vs. 2018
	(in millions of soles)
Cost of sales and services
Oncosalud Peru	S/	(274.3)	S/	(258.6)	6.1%
Healthcare Services in Peru		(357.9)		(313.5)	14.1%
Healthcare Services in Colombia		(298.0)		(3.5)	N.M. *
Holding and Eliminations		85.7		77.9	10.0%

Total	S/	(844.5)	S/	(497.8)	69.7%

*	Not meaningful.

Our total cost of sales and services was S/844.5 million in 2019, representing an increase of S/346.7 million, or 69.7%, from S/497.8 million in 2018. The increase was primarily attributable to the acquisition of Grupo Las Américas in Colombia in 2018, which accounted for S/298.0 million, or 35.3%, of our cost of services in the year 2019. Our Oncosalud Peru and Healthcare Services in Peru segments accounted for 32.5% and 42.4%, respectively, of our cost of sales and services in 2019.

Cost of sales and services in our Oncosalud Peru segment was S/274.3 million in 2019, representing an increase of S/15.7 million, or 6.1%, from S/258.6 million in 2018. This increase was primarily attributable to an increase in the number of patients treated, which increased cost of sales and services by S/32.4 million, partially offset by a decrease of the average cost of treatment per patient due to Project Galeno benefits, which decreased cost of sales and services by S/16.7 million.

Cost of sales and services in our Healthcare Services in Peru segment was S/357.9 million in 2019, representing an increase of S/44.4 million, or 14.2%, from S/313.5 million in 2018. The increase was primarily attributable to (i) a 16.6% increase in the cost of medicines and medical consultation fees driven by the increase in revenue in the segment, which increased cost of sales and services by S/31.0 million, and (ii) a 17.2% increase in medical staff costs in connection with the hiring of additional physicians and nurses to meet expanded capacity at our facilities, which increased cost of sales and services by S/14.0 million.

Cost of sales and services in our Healthcare Services in Colombia segment was S/298.0 million in 2019, compared to S/3.5 million in 2018.

Gross profit and gross margin

For the foregoing reasons, our gross profit was S/538.0 million in 2019, representing an increase of S/174.6 million, or 48.0%, from S/363.4 million in 2018.

Our gross margin for the year was 38.9%. By segment, our gross margin was 53.7% in Oncosalud Peru, 23.7% in Healthcare Services in Peru and 27.2% in Healthcare Services in Colombia. Overall, our gross margin decreased by 3.3 percentage points in 2019, from 42.3% in 2018, mainly as a result of the acquisition of Grupo Las Américas, which added several facilities to our operations and as a result increased our fixed costs on an aggregate basis.

Selling expenses

Our total selling expenses were S/132.5 million in 2019, representing an increase of S/11.8 million, or 9.8%, from S/120.7 million in 2018.

Selling expenses in our Oncosalud Peru segment were S/119.1 million in 2019, representing an increase of S/5.2 million, or 4.5%, from S/113.9 million in 2018. The increase in selling expenses was primarily a result of an increase in the number of salespeople, which led to an increase in sales staff cost of S/5.0 million, and an increase in credit card collection fees of S/1.5 million, partially offset by lower expenses related to advisory services for commercial services and product related studies of S/0.9 million, compared to 2018.

Selling expenses in our Healthcare Services in Peru segment were S/8.7 million in 2019, representing an increase of S/0.2 million, or 2.0%, from S/8.5 million in 2018. The increase in selling expenses was primarily due to an increase of credit card collection fees of S/0.6 million.

Selling expenses in our Healthcare Services in Colombia segment were S/3.3 million in 2019 compared to S/0.03 million in 2018.

Administrative expenses

Administrative expenses for our Oncosalud Peru segment were S/92.2 million in 2019, representing an increase of S/7.1 million, or 8.3%, from S/85.1 million in 2018. The increase was primarily attributable to (i) an increase of S/4.2 million due to the hiring of additional personnel for our technical, risk and product teams and (ii) S/4.3 million in additional expenses for external IT and innovation advisory services at the corporate level.

Administrative expenses for our Healthcare Services in Peru segment were S/82.2 million in 2019, representing an increase of S/13.1 million, or 19.0%, from S/69.1 million in 2018. The increase was primarily attributable to a S/3.4 million increase in administrative expenses related to the hiring of additional administrative personnel at our facilities and S/9.9 million in additional expenses for external IT and innovation advisory services at the corporate level.

Administrative expenses for our Healthcare Services in Colombia segment were S/63.5 million in 2019, compared to S/2.0 million in 2018.

Loss for impairment of trade receivables

The total loss for impairment of trade receivables was S/6.0 million in the year ended December 31, 2019, representing an increase of S/3.2 million, or 111.9%, from S/2.8 million in the year ended December 31, 2018. The increase was primarily attributable to the acquisition of Grupo Las Américas in Colombia in 2018, which accounted for S/3.0 million, or 49.4%, of our loss for impairment of trade receivables in 2019 and was primarily related to contracts with certain insurance providers. Our Oncosalud Peru and Healthcare Services in Peru segments accounted for 15.5% and 33.4%, respectively, of our loss for impairment of trade receivables in 2019.

The loss for impairment of trade receivables was S/0.9 million in the year ended December 31, 2019 in our Oncosalud Peru segment, representing an increase of 0.3 million, or 59.0%, from S/0.6 million in the year ended December 31, 2018. The increase in the loss for impairment of trade receivables in our Oncosalud Peru segment was primarily due to treatments provided at certain Oncosalud facilities to individuals that are not members of Oncosalud and tend to take longer to pay amounts due in connection with their treatments.

The loss for impairment of trade receivables was S/2.0 million in the year ended December 31, 2019 in our Healthcare Services in Peru segment, representing a decrease of S/0.04 million, or 2.0%, from S/2.0 million in the year ended December 31, 2018. The decrease in the loss for impairment of trade receivables in our Healthcare Services in Peru segment was primarily due to a decrease in provisions for individual clients as compared to 2018 as a result of improvements in our cash collection processes for these clients.

Operating profit

	Year Ended December 31,				% Change
	2019		2018		2019 vs. 2018
	(in millions of soles)
Operating profit
Oncosalud Peru	S/	106.8	S/	78.4	36.2%
Healthcare Services in Peru		22.3		16.4	36.0%
Healthcare Services in Colombia		42.5		(0.6)	N.M. *
Holding and Eliminations		(4.4)		(3.4)	N.M. *

Total		S/ 167.1		S/ 90.8	84.1%

*	Not meaningful.

For the foregoing reasons, our operating profit was S/167.1 million in 2019, representing an increase of S/76.4 million, or 84.1%, from S/90.8 million in 2018.

Finance income and finance cost

Finance income was S/1.5 million in 2019, representing an increase of S/0.9 million from S/0.6 million in 2018. This increase was primarily due to S/0.9 million of finance income from our investment in short-term deposits of excess cash we received from shareholders to partially fund our acquisition of Grupo Las Américas.

Finance cost was S/56.1 million in 2019, representing an increase of S/17.9 million, or 46.8%, from S/38.2 million in 2018. This increase was primarily attributable to an increase in indebtedness of (i) S/368.6 million to finance the acquisition of Grupo Las Américas and (ii) S/100.1 million in the form of additional working capital credit lines, partially offset by a decrease in the average interest rate payable on such indebtedness due to the refinancing of our loan with Scotiabank Perú S.A.A. (“Scotiabank”) in December 2018.

Income tax expense

Income tax expense was S/41.2 million in 2019, representing an increase of S/23.6 million, or 135.4%, from S/17.5 million in 2018. The increase was primarily attributable to the increase in profit before tax as a result of the acquisition of Grupo Las Américas and an increase in profit before tax due to growth of operating profit in our Oncosalud Peru and Healthcare Services in Peru segments. In addition, our effective tax rate increased from 32.4% in 2018 to 35.8% in 2019, mainly due to an increase of non-deductible expenses from S/1.7 million in 2018 to S/7.1 million in 2019, which resulted in an increase of our effective tax rate of 3.4%.

Profit for the year

For the foregoing reasons, profit for the year was S/73.9 million in 2019, representing an increase of S/37.2 million, or 101.9%, from S/36.6 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table summarizes our results of operations for the years ended December 31, 2018 and 2017:

	Year Ended December 31,				% Change
	2018		2017		2018 vs. 2017
	(in millions of soles)
Revenue
Premiums earned	S/	467.6	S/	405.5	15.3%
Health care services revenue		229.6		194.7	17.9%
Sales of medicines		164.0		122.6	33.8%

Total revenue from contracts with customers		861.2		722.8	19.2%
Cost of sales and services		(497.8)		(422.2)	17.9%

Gross profit		363.4		300.6	20.9%
Selling expenses		(120.7)		(102.9)	17.4%
Administrative expenses		(154.4)		(129.4)	19.3%
Loss for impairment of trade receivables		(1.8)		(11.8)	(76.3)%
Other income		5.3		2.6	103.8%

Operating profit		90.8		59.0	53.8%
Finance income		0.6		1.1	(45.5)%
Finance costs		(38.2)		(24.8)	54.0%
Net finance cost		(37.5)		(23.7)	58.2%
Share of profit of equity-accounted investees		1.0		0.4	150.0%

Profit before tax		54.2		35.7	51.6%
Income tax expense		(17.5)		(15.1)	15.9%

Profit for the year	S/	36.6	S/	20.7	76.8%

We acquired Grupo Las Américas, which constitutes our Healthcare Services in Colombia segment, on December 27, 2018. As a result, we only had five days of results of operations for our Healthcare Services in Colombia segment in 2018 and none in 2017.

Revenue

	Year Ended December 31,				% Change
	2018		2017		2018 vs. 2017
	(in millions of soles)
Total revenue from contracts with customers
Oncosalud Peru	S/	530.6	S/	456.8	16.2%
Healthcare Services in Peru		405.3		327.6	23.7%
Healthcare Services in Colombia		4.8		—	N.A.
Holding and Eliminations		(79.4)		(61.6)	28.8%

Total	S/	861.2	S/	722.8	19.2%

Our total revenue from contracts with customers was S/861.2 million in 2018, representing an increase of S/138.4 million, or 19.2%, from S/722.8 million in 2017. This increase was primarily driven by:

•

An increase in revenue in our Oncosalud Peru segment of S/73.8 million, or 16.2%, from S/456.8 million in 2017 to S/530.6 million in 2018, primarily driven by a 13.2% increase in the average revenue per plan member, which contributed S/54.8 million to the increase and was due to an increase in plan prices to account for an increase in medical costs and an increase in the average age of our plan members, and a 1.8% net increase in the number of Oncosalud plan members, which contributed S/7.3 million to the increase.

•

An increase in revenue in our Healthcare Services in Peru segment of S/77.7 million, or 23.7%, from S/327.6 million in 2017 to S/405.3 million in 2018, primarily driven by an increase in revenue due to a 17.6% increase in the number of patients treated in 2018, which contributed S/57.8 million to the increase and was due to an increase in our utilization rates, and a 5.1% increase in average revenue per patient in 2018, which contributed S/16.6 million to the increase and was due to an increase in high complexity procedures and an increase in the price of medicines sold to our patients.

Cost of sales and services

	Year Ended December 31,				% Change
	2018		2017		2018 vs. 2017
	(in millions of soles)
Cost of sales and services
Oncosalud Peru	S/	(258.6)	S/	(222.0)	16.5%
Healthcare Services in Peru		(313.5)		(264.9)	18.4%
Healthcare Services in Colombia		(3.5)		—	N.A.
Holding and Eliminations		77.9		64.6	20.5%

Total	S/	(497.8)	S/	(422.2)	17.9%

Our total cost of sales and services was S/497.8 million in 2018, representing an increase of S/75.6 million, or 17.9%, from S/422.2 million in 2017. The increase was primarily attributable to:

•

An increase in cost of sales and services in our Oncosalud Peru segment of S/36.6 million, or 16.5%, from S/222.0 million in 2017 to S/258.6 million in 2018. This increase was primarily attributable to an increase in the number of patients treated, which increased costs by S/18.8 million, and an increase of the average cost of treatment per patient due to the inclusion of new treatments for cancer, which increased costs by S/17.8 million; and

•

An increase in cost of sales and services in our Healthcare Services in Peru segment of S/48.7 million, or 18.4%, from S/264.9 million in 2017 to S/313.5 million in 2018, primarily attributable to (i) an increase in the cost of medicines and medical consultation fees related to the increase in revenue generated in the segment, which increased costs by S/34.9 million, and (ii) a 10.5% increase in medical staff costs in connection with the hiring of additional physicians and nurses to meet expanded capacity at our facilities, which increased costs by S/7.8 million.

Gross profit and gross margin

For the foregoing reasons, our total gross profit increased by S/62.9 million or 20.9%, from S/300.6 million in 2017 to S/363.4 million in 2018. In addition, our gross margin increased by 0.7 percentage points, from 41.6% in 2017 to 42.3% in 2018.

Selling expenses

Our total selling expenses were S/120.7 million in 2018, representing an increase of S/17.9 million, or 17.4%, from S/102.9 million in 2017.

Selling expenses in our Oncosalud Peru segment were S/113.9 million in 2018, representing an increase of S/16.3 million, or 16.7%, from S/97.6 million in 2017. The increase in selling expenses was primarily a result of an increase in sales of our plans, which led to an increase in commissions paid to salespeople of S/6.2 million, an increase in salaries of S/5.5 million due to an increase in the number of salespeople, and an increase in credit card collection fees of S/2.0 million.

Selling expenses in our Healthcare Services in Peru segment were S/8.5 million in 2018, representing an increase of S/1.7 million, or 23.2%, from S/6.9 million in 2017. The increase in selling expenses was primarily due to an increase in credit card collection fees of S/0.6 million as a result of increased revenue and an increase in expenses related to advertising services of S/1.0 million.

Administrative expenses

Our total administrative expenses were S/154.4 million in 2018, representing an increase of S/25.0 million, or 19.3%, from S/129.4 million in 2017.

Administrative expenses in our Oncosalud Peru segment were S/85.1 million in 2018, representing an increase of S/19.3 million, or 29.3%, from S/65.8 million in 2017. The increase was primarily attributable to (i) S/3.0 million of advisory fees that we paid to a third party in connection with Project Galeno, (ii) S/6.9 million of legal fees for the acquisition of Grupo Las Américas, and (iii) S/4.2 million due to the hiring of additional personnel for our benefits, technical and general management teams.

Administrative expenses in our Healthcare Services in Peru segment were S/69.1 million in 2018, representing an increase of S/8.7 million, or 14.3%, from S/60.4 million in 2017. The increase was primarily attributable to S/2.7 million of advisory fees that we paid to a third party in connection with Project Galeno and S/2.8 million in additional expenses for external IT advisory services at the corporate level.

Loss for impairment of trade receivables

The total loss for impairment of trade receivables was S/2.8 million in the year ended December 31, 2018, representing a decrease of S/9.0 million, or 76.1%, from S/11.8 million in the year ended December 31, 2017. The decrease was primarily attributable to lower impairment losses of trade receivables relating to a contract with SIS, which was recognized in 2017.

Operating profit

	Year Ended December 31,				% Change
	2018		2017		2018 v. 2017
	(in millions of soles)
Operating profit
Oncosalud Peru	S/	78.4	S/	75.9	3.2%
Healthcare Services in Peru		16.4		(12.8)	(228.1)%
Healthcare Services in Colombia		(0.6)		—	N/A
Holding and Eliminations		(3.4)		(4.1)	(17.1)%

Total		S/ 90.8		S/ 59.0	53.8%

For the foregoing reasons, our operating profit was S/90.8 million in 2018, representing an increase of S/31.7 million, or 53.8%, from S/59.0 million in 2017.

Finance income and finance cost

Finance income was S/0.6 million in 2018, representing a decrease of S/0.5 million, or 45.5%, from S/1.1 million in 2017.

Finance cost was S/38.2 million in 2018, representing an increase of S/13.4 million, or 54.0%, from S/24.8 million in 2017. This increase was primarily attributable to the entry into derivative financial instruments in December 2018 to hedge the indebtedness we incurred in connection with the acquisition of Grupo Las Américas, which led to an increase in finance costs related to the hedging arrangements for such indebtedness, as well as finance costs related to the refinancing of debt with Scotiabank in December 2018. This was partially offset by a decrease in the average interest rate payable on such indebtedness due to more favorable rates negotiated for new finance leases entered into during the year as compared to the rates on our finance leases in place in 2017.

Income tax expense

Income tax expense was S/17.5 million in 2018, representing an increase of S/2.4 million, or 15.9%, from S/15.1 million in 2017. The increase was primarily attributable to the increase in profit before tax due to growth of operating profit in our Oncosalud Peru and Healthcare Services in Peru segments. In addition, there was a decrease of our effective tax rate from 42.2% in 2017 to 32.4% in 2018, mainly as a result of (i) a decrease in estimates of taxable income for prior years from S/2.2 million in 2017 to S/(0.7) million in 2018, which resulted in a decrease of our effective tax rate of 6.3%, and (ii) a decrease of non-deductible expenses from S/2.5 million in 2017 to S/1.7 million in 2018, which reduced our effective tax rate by 4.0%.

Profit for the year

As a result of the foregoing, profit for the year was S/36.6 million in 2018, representing an increase of S/16.0 million, or 77.4%, from S/20.7 million in 2017.

Liquidity and Capital Resources

Our financial condition and liquidity is, and will continue to be, influenced by a variety of factors, including (i) our ability to generate cash flows from our operations; (ii) the level of outstanding indebtedness and the interest payable on this indebtedness; and (iii) our capital expenditure requirements.

Overview

Our primary source of liquidity is our operating cash flow from premiums earned on oncology plans and the sale of healthcare services and medicines. Our oncology plans are prepaid plans pursuant to which plan members typically pay us a fixed amount per month over the course of a year. During the first six months of 2020, in our healthcare services business in Peru and Colombia, 79% of payments came from a limited number of third party insurance providers and 21% came out-of-pocket from our patients on an aggregate basis. In Peru, our accounts receivable are typically collected in an average of 80 days whereas in Colombia, these are typically collected in 150 days. Our principal liquidity needs include paying the cost of medicines, personnel expenses, cost of services provided by third parties, medical consultation fees and other selling and administrative expenses.

As of June 30, 2020, our cash and cash equivalents were S/74.7 million, and we had a working capital deficiency (defined as current assets less current liabilities) of S/217.4 million. Our working capital deficiency is not a result of insolvency, but rather a strategic management decision to reinvest in our business to further increase the scale of our networks and continue expanding into new markets. See “Risk Factors—Risks Related to Our Business—We may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital in the near future.”

We believe that our available cash and cash equivalents and cash flows expected to be generated from operations and borrowings available to us under our revolving credit lines, will be adequate to satisfy our capital expenditure and liquidity needs for the foreseeable future. Our principal economic activities provide predictable cash flows, as they consist primarily of the sale of prepaid plans that have monthly prepayments agreed for one-year terms that are automatically renewed and the provision of healthcare services, for which we are reimbursed by third party healthcare providers that also have one-year terms and automatically renew each year, unless renegotiated. Given the predictability of these cash flows, we can operate with negative working capital.

Our ability to expand and grow our business in accordance with management’s current plans and to meet our long-term capital requirements will depend on many factors, including those mentioned above. To the extent we pursue one or more significant strategic acquisitions, we may be required to use our borrowings under the 2018 Credit Agreements (as defined below), incur additional debt or sell additional equity to finance those acquisitions.

Comparative Cash Flows

The following table sets forth our cash flows for the years indicated:

	As of June 30,				Year Ended December 31,
	2020		2019		2019		2018		2017
	(in millions of soles)
Net cash from operating activities	S/	24.1	S/	57.5	S/	152.4	S/	109.3	S/	95.9
Net cash used in investing activities		(52.1)		(50.2)		(125.9)		(580.0)		(12.8)
Net cash (used in) from financing activities		68.5		(27.5)		(99.5)		552.6		(67.1)

Net (decrease) increase in cash and cash equivalents		40.5		(20.2)		(73.0)		81.9		16.1

Cash and cash equivalents at beginning of period		36.1		110.9		110.9		32.5		16.4

Effect of movements in exchange rates on cash held		(1.9)		(1.1)		(1.8)		(3.5)		—

Cash and cash equivalents at end of period	S/	74.7	S/	89.6	S/	36.1	S/	110.9	S/	32.5

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Net cash provided by operating activities for the six months ended June 30, 2020 was S/24.1 million compared to S/57.5 million for the six months ended June 30, 2019, a decrease of S/33.4 million. This decrease was primarily the result of (i) a decrease of S/4.1 million in cash collected driven by the decrease in revenue in our Healthcare Services in Peru and Healthcare Services in Colombia segments, and (ii) a deterioration in our cash management, due to an increase in receivables days during the lockdown period and an increase in inventories purchases to ensure we had sufficient supplies to treat our patients during the pandemic, which led to a decrease in our cash conversion rate (i.e., the rate at which we convert our revenue to cash, which is calculated by dividing our net cash from operating activities by total revenue from the same period) from 8.5% to 3.8%, and resulted in a reduction of S/29.4 million of cash as compared to the six months ended June 30, 2019.

Net cash used in investing activities for the six months ended June 30, 2020 was S/(52.1) million, compared to S/(50.2) million for the six months ended June 30, 2019. The primary use of funds in the six months ended June 30, 2020 was S/36.4 million for infrastructure improvements at our facilities and medical equipment, including special treatment tents and medical equipment for COVID-19 patients, and S/8.5 million for software and other intangibles. The primary use of funds in the six months ended June 30, 2019 was S/44.1 million for infrastructure improvements at our facilities.

Net cash from financing activities for the six months ended June 30, 2020 was S/68.5 million, compared to net cash used in financing activities of S/(27.5) million for the six months ended June 30, 2019. Net cash from financing activities for the six months ended June 30, 2020 primarily reflected S/213.0 million of loans, which includes loans our subsidiaries received under loan relief programs offered by the Peruvian and Colombian governments in response to the COVID-19 pandemic, partially offset by the payment of financial obligations and interest of S/133.9 million and dividend payments of S/5.0 million. Net cash used in financing activities for the six months ended June 30, 2019 primarily reflected the payment of financial obligations and interest of S/128.0 million and dividend payments of S/5.0 million, partially offset by borrowings of S/114.6 million provided by our credit lines.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net cash provided by operating activities for the year ended December 31, 2019 was S/152.4 million compared to S/109.3 million for the year ended December 31, 2018, an increase of S/43.1 million. This increase was primarily the result of (i) an increase in cash from operations of S/7.2 million from our Colombian operations, which we acquired at the end of 2018, (ii) an increase of S/14.2 million in cash collected from our Peruvian operations driven by the increase in revenue in our Oncosalud Peru and Healthcare Services in Peru segments, and (iii) an improvement in our cash management in our Oncosalud Peru and Healthcare Services in Peru segments, which led to an increase in our cash conversion rate (i.e., the rate at which we convert our revenue to cash, which is calculated by dividing our net cash from operating activities by total revenue from the same period) from 12.7% to 14.9%, and provided an additional S/21.7 million of cash as compared to 2018.

Net cash used in investing activities for the year ended December 31, 2019 was S/(125.9) million, compared to S/(580.0) million for the year ended December 31, 2018. The primary use of funds in 2019 was S/104.6 million for infrastructure improvements at our facilities and medical equipment and S/21.2 million for software and other intangibles. The primary use of funds in 2018 was S/533.7 million for the acquisition of Grupo Las Américas and S/39.0 million for infrastructure improvements at our facilities.

Net cash used in financing activities for the year ended December 31, 2019 was S/(99.5) million, compared to net cash from financing activities of S/552.6 million for the year ended December 31, 2018. Net cash used in financing activities for the year ended December 31, 2019 primarily reflected the payment of financial obligations and interest of S/278.1 million, payments to counterparties of S/9.9 million in connection with our hedging arrangements and dividend payments of S/10.0 million and S/12.8 million of advance payments used to finance the acquisition of additional shares amounting to 2.5% of the outstanding share capital of Grupo Las Américas from minority shareholders, partially offset by borrowings of S/215.9 million from additional debt instruments we entered into during the year. Net cash used in financing activities in 2018 primarily reflected the payment of financial obligations and interest of S/330.6 million and dividend payments of S/10.0 million, partially offset by borrowings of S/649.3 million provided by our credit lines.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net cash provided by operating activities for the year ended December 31, 2018 was S/109.3 million compared to S/95.9 million for the year ended December 31, 2017, an increase of S/13.4 million. This increase was primarily the result of an increase of S/18.4 million in cash collected from our Peruvian operations driven by the increase in revenue in our Oncosalud Peru and Healthcare Services in Peru segments, partially offset by the decrease in our cash conversion rate from 13.3% to 12.7%, which reduced cash from operations by S/5.0 million as compared to 2017.

Net cash used in investing activities for the year ended December 31, 2018 was S/580.0 million, compared to S/12.8 million for the year ended December 31, 2017. The primary use of funds in 2018 was S/533.7 million for the acquisition of Grupo Las Américas and S/39.0 million for infrastructure improvements at our facilities. The primary use of funds in 2017 was S/5.3 million for medical equipment and S/7.4 million for IT upgrades.

Net cash from financing activities for the year ended December 31, 2018 was S/552.6 million compared to net cash used in financing activities of S/67.1 million for the year ended December 31, 2017. Net cash from financing activities for the year ended December 31, 2018 primarily reflected (i) borrowings of S/368.6 million and a capital contribution from our shareholders of S/242.1 million, which were used to finance the acquisition of Grupo Las Américas, and (ii) the refinancing of debt with Scotiabank, which increased our indebtedness by S/57.8 million. Net cash used in financing activities in 2017 primarily reflected the repayment of S/115.9 million of loans and borrowings, S/24.2 million of interest payments and S/2.0 million used to acquire an additional stake in Clínica Miraflores, partially offset by proceeds from borrowings of S/74.0 million.

Capital Expenditures

We define capital expenditures as the acquisition of intangible assets and property, furniture and equipment. Our capital expenditures for the six months ended June 30, 2020 were S/73.1 million, 47% of which was for infrastructure improvements at our facilities related to treatment of patients with COVID-19 and for the expansions of Clínica Chiclayo, Clínica Delgado, Clínica Vallesur and Clínica del Sur in Colombia, 17% of which was for medical equipment and the lease of health facilities and 9% of which was for software development. For the six months ended June 30, 2019, our capital expenditures were S/59.0 million, 40% of which was for the acquisition of land for the expansions of Clínica Delgado and Clínica Vallesur and for infrastructure improvements for our facilities, and 22% of which was for medical equipment and the lease of health and commercial facilities.

Our capital expenditures for the year ended December 31, 2019 were S/125.8 million, 73.7% of which was for infrastructure improvements at our facilities and the acquisition of landbanks for the expansions of Clínica Chiclayo, Clínica Delgado and Clínica Vallesur as well as for new construction projects and 16.2% of which was for medical equipment, furniture and fixtures. In 2018, our capital expenditures were S/46.3 million, 63.3% of which was for the acquisition of land for the expansions of Clínica Delgado and Clínica Vallesur and for infrastructure improvements for our facilities, and 20.1% of which was for medical equipment, furniture and fixture. In 2017, our capital expenditures were S/12.8 million, 43.4% of which was for medical equipment and 20.0% of which was for infrastructure improvements to our facilities, the acquisition of land in connection with various projects and IT upgrades.

For 2020, we have a capital expenditures budget of S/180 million, which we expect to use primarily for the expansion plan for our healthcare networks in Peru and Colombia, including the construction of a facility in Chiclayo and the expansion of Clínica Vallesur. We intend to finance these capital expenditures with a combination of cash from operations and additional indebtedness. We may also use the proceeds of this offering for our expansion plans. See “Use of Proceeds” for more information.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of December 31, 2019:

	Total		Less than 1 year		1-2 years		3-5 years		More than 5 years
	(in millions of soles)
Loans and borrowings(1)	S/	745.1	S/	206.8	S/	97.2	S/	417.2	S/	23.9
Lease liabilities		245.8		37.6		30.1		70.8		107.2
Derivative financial instruments		15.5		4.0		4.8		6.7		—

Total	S/	1,006.4	S/	248.4	S/	132.1	S/	494.7	S/	131.1

(1)	Includes interest.

Credit Agreements

Scotiabank Perú

On June 30, 2016, our subsidiary, Oncosalud S.A.C., entered into a credit agreement (the “2016 Credit Agreement”) with Scotiabank, pursuant to which we borrowed S/185 million (the “2016 Term Loan”). On

December 26, 2018, it entered into an amendment to the 2016 Credit Agreement (as amended, the “First 2018 Credit Agreement”) with Scotiabank, pursuant to which it borrowed S/185 million (the “First 2018 Term Loan”). The proceeds of the First 2018 Term Loan were used to refinance the outstanding balance of S/127.2 million under the 2016 Term Loan and to finance short-term obligations. The First 2018 Term Loan is payable in quarterly installments that amortize 10% of the principal amount in 2019, 12% in each of the years between 2020 and 2022 and 54% in 2023 and accrues interest at an annual rate of 8.00%. The First 2018 Term Loan matures on December 26, 2023 and is guaranteed by Auna Colombia S.A.S. On December 28, 2018, Scotiabank assigned S/33.5 million of the First 2018 Term Loan to BD Capital Sociedad Administradora de Fondos de Inversión S.A.C. The First 2018 Credit Agreement is secured by a trust constituted of certain of our assets, including shares of Oncosalud S.A.C. and Grupo Las Américas as well as certain properties and rights owned by our subsidiaries, and guaranteed by certain of our subsidiaries, including Medic Ser, Oncocenter and Auna Colombia S.A.S.

On February 3, 2020, Oncosalud S.A.C. entered into a financing agreement (the “Chiclayo Hospital Financing Agreement”) with Scotiabank for S/70 million. The proceeds of the financing are being used to build a new hospital in Chiclayo (the “Chiclayo Hospital”). In addition, on July 21, 2020, Oncosalud S.A.C. entered into a financing agreement (the “Chiclayo Equipment Financing Agreement” and together with the Chiclayo Hospital Financing Agreement, the “Chiclayo Financing Agreements”) with Scotiabank for an amount up to S/21 million to acquire equipment that will be used in the Chiclayo Hospital. The Chiclayo Financing Agreements mature in 2027. Interest on the Chiclayo Financing Agreements is calculated using an annual effective rate of 6.30%. The Chiclayo Hospital Financing Agreement is secured by a surface right over the real estate property where the Chiclayo Hospital will be located and a mortgage over the Chiclayo Hospital. The Chiclayo Financing Agreements are secured by an assignment agreement (the “Chiclayo Assignment Agreement”) over the cash flows that Oncosalud S.A.C. will be entitled to receive from the operation of the Chiclayo Hospital.

Each of the Chiclayo Financing Agreements contain financial covenants requiring us to maintain a consolidated debt service ratio equal to or higher than 1.2 and a consolidated leverage ratio, defined as the ratio of our net consolidated debt to EBITDA, below or equal to 4.75x from the corresponding date of disbursement of the funds until December 31, 2020, 4.5x during 2021, 3.5x during 2022 and 2.5x from January 1, 2023 onwards. As of June 30, 2020, we were in compliance with the consolidated debt service and consolidated leverage ratios under the Chiclayo Financing Agreements. EBITDA as calculated for purposes of the Chiclayo Financing Agreements excludes certain expenses relating to Torre Trecca that are not excluded from EBITDA as defined under “—Non-GAAP Financial Measures.” In addition, the Chiclayo Assignment Agreement requires Oncosalud S.A.C. to maintain a minimum debt service ratio, defined as the ratio of assigned rights to long term debt plus financial expenses, of 1.0x during 2021 and 2022 and 1.2x during 2023 to 2027.

The Chiclayo Financing Agreements contain consent requirements for certain transactions, such as a merger, consolidation or internal reorganization, as well as certain restrictions, such as restrictions from transferring or encumbering assets located in the Chiclayo Hospital.

Citibank and Banco Santander

On December 21, 2018, our subsidiary, Auna Colombia S.A.S., entered into a credit agreement (the “Second 2018 Credit Agreement” and, together with the First 2018 Credit Agreement, the “2018 Credit Agreements”) with Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex (“Citibank”) and Banco Santander S.A. (“Santander”). Each of Citibank and Santander made a US$55.0 million term loan to it under the Second 2018 Credit Agreement (the “Citibank Term Loan” and the “Santander Term Loan,” respectively). The proceeds of the Citibank Term Loan and the Santander Term Loan were used to finance a portion of the acquisition of Grupo Las Américas in December 2018. As of June 30, 2020, the aggregate principal amount outstanding under these loans was S/318.8 million (US$92.7 million), payable in quarterly installments that amortize 10% of the principal amount in 2019, 12% in each of the years between 2020 and 2022 and 54% in 2023. The Citibank Term Loan and the Santander Term Loan each mature on December 26, 2023. Interest on the Citibank Term Loan is calculated at LIBOR plus 1.30% until December 26, 2020 and LIBOR plus 1.40% thereafter until maturity. Interest on the Santander Term Loan is calculated at LIBOR plus 2.90%. Each of the

Citibank Term Loan and the Santander Term Loan is secured by certain of our assets, including shares of Oncosalud S.A.C. and Grupo Las Américas as well as certain properties and rights owned by our subsidiaries, and guaranteed by certain of our subsidiaries, including Medic Ser, Oncocenter and Oncosalud S.A.C.

Each of the 2018 Credit Agreements contains financial covenants requiring us to maintain a consolidated debt service ratio equal to or higher than 1.2 and a consolidated leverage ratio, defined as the ratio of our net debt to EBITDA, below or equal to 4.75x during the first two years, 4.5x during the third year, 3.5x during the fourth year and 2.5x during the last year. EBITDA as calculated for purposes of the 2018 Credit Agreements excludes certain expenses relating to Torre Trecca that are not excluded from EBITDA as defined under “—Non-GAAP Financial Measures.” As of June 30, 2020, we were in compliance with the consolidated debt service and leverage ratios under the 2018 Credit Agreements.

Banco de Bogotá, Banco de Occidente, Bancolombia, Banco Popular and Banco Coomeva

On February 20, 2018, Grupo Las Américas entered into the fourth amendment to the financing agreement dated January 29, 2010 (as amended, the “Financing Agreement”) with Banco de Bogotá S.A., Banco de Occidente S.A., Bancolombia S.A., Banco Popular S.A. and Banco Coomeva S.A. Pursuant to the Financing Agreement, Grupo Las Américas entered into a capital lease for the expansion of Clínica Las Américas in the amount of COP37.2 billion (S/37.7 million) (the “Clínica Las Américas Capital Lease”) and a term loan for an amount of approximately COP48.3 billion (S/48.9 million) (the “COP Term Loan”). As of June 30, 2020, the aggregate principal amount outstanding under the Clínica Las Américas Capital Lease is COP30.9 billion (S/29.1 million), payable in equal monthly installments. Interest on the Clínica Las Américas Capital Lease is calculated at Indicador Bancario de Referencia (Reference Banking Indicator) (“IBR”) plus 5.90% for the tranche provided by Banco de Occidente S.A. and Banco de Bogota S.A and Depósitos a Término Fijo (Fixed Term Deposits) (“DTF”) plus 5.30% for the tranche provided by Bancolombia S.A. The Clínica Las Américas Capital Lease matures on January 9, 2029. As of June 30, 2020, the aggregate principal amount outstanding under the COP Term Loan is COP37.7 billion (S/35.5 million), payable in monthly installments that amortize 16.7% in each year. Interest on the COP Term Loan is calculated at IBR plus 5.9% for the tranche provided by Banco de Bogota S.A., Banco Popular S.A. and Banco de Occidente S.A., IBR plus 5.25% for the tranche provided by Banco Coomeva S.A. and IBR plus 5.0% for the tranche provided by Bancolombia S.A. The COP Term Loan matures on January 9, 2029. Each of the Clínica Las Américas Capital Lease and the COP Term Loan is secured by certain of our assets, including Clínica Las Américas and certain trade receivables owned by Grupo Las Américas.

Credit Lines

We have access to available revolving credit lines of up to an aggregate of S/338.5 million with other recognized financial institutions that we use for short-term capital needs. Our revolving credit lines bear interest at varying fixed rates, ranging from 2.30% to 5.5%. As of June 30, 2020, we had drawn S/235.7 million, and had S/102.8 million of available borrowings, under our revolving credit lines, maturing between 2020 and 2021. We are subject to various covenants under our revolving credit lines, including reporting requirements, restrictions on incurring future debt and consent requirements for certain transactions, such as a merger, consolidation or internal reorganization, and were in compliance with these covenants as of June 30, 2020. Lenders may terminate our revolving credit lines under certain events, including nonpayment of our monetary obligations, acquiring debt that is senior to our obligations under our revolving credit lines, failing to maintain our corporate existence, certain changes to our corporate purpose and a change of control, whether directly or indirectly, among others.

Trends

Our Oncosalud membership base decreased 1.3% in the first six months of 2020 primarily as a result of younger members choosing not to renew their plans, which we believe was due to the economic hardship generated by the COVID-19 pandemic. However, due to the automatic increases in premiums upon renewal and the increase in average age of our plan members, the average revenue per plan member increased by 11.3%, which led to a 9.7% increase in revenue in the Oncosalud Peru segment compared to the first six months of 2019. In addition, the number of plan members treated during the first six months of 2020 decreased by 11.7% due to government restrictions on non-critical services in response to COVID-19, which led to a decrease in MLR to 41.1% in the first six months of 2020 from 53.9% in the first six months of 2019. In our Healthcare Services in Peru and Healthcare Services in Colombia segments, the number of patients treated during the first six months of 2020 decreased 24.5% and 18.7%, respectively, also due to government restrictions on non-critical services in response to COVID-19, compared to the first six months of 2019, which led to a 15.3% and 19.6% decrease in segment revenues, respectively, compared to the first six months of 2019.

In our Auna Peru network, we will continue to grow organically by expanding our network’s installed capacity. For example, we are currently expanding Clínica Vallesur, which we expect to add approximately 23 beds to our capacity by 2022, and are building new hospitals in Chiclayo and Piura, Peru which we expect to each have approximately 68 beds and to launch between 2021 and 2022 and 2023, respectively. We are also expanding Clínica Delgado by approximately 82 beds, which we expect to complete in 2023. We are also evaluating other opportunities to expand our Auna Peru network beyond these current projects. In Colombia, we plan to focus on expanding the range of services offered in our existing and new facilities and entering into potential strategic acquisitions. Throughout the remainder 2020, we expect to invest in the expansion of our existing facilities and the development of new facilities in Medellín. In the fourth quarter of 2019, we launched operations at Arkadia, a clinic in Medellín that is next to Clínica Las Américas and in the third quarter of 2020, we acquired Clínica Portoazul in Barranquilla.

In all of our networks, we expect to benefit from these expanded and new facilities as our greater capacity will allow us to treat additional patients and generate additional revenue. However, we also expect these expansion projects to temporarily increase our costs and we may need to temporarily close down some of our capacity while under construction.

In addition, we are awaiting approval of certain project milestones as well as negotiating certain amendments to the concession agreement relating to the Torre Trecca PPP, which we expect will require approximately 18 to 24 months to redevelop following approval before we can begin operations. This PPP will increase the patient population that we can address, provide us with additional synergies through increased scale and increase our revenues. However, given the nature of PPPs, we expect this business, as well as any other PPPs that we may enter into, to generate lower margins than our current business segments have historically.

Our pharmaceutical costs represented 40% and 40% of our cost of services in our Healthcare Services in Peru and Healthcare Services in Colombia segments and 35% and 38% of our cost of services in our Oncosalud Peru segment in the first six months of 2020 and full year ended December 31, 2019, respectively. During 2018, we completed an efficiency evaluation of our pharmacy management protocols, which we refer to as Project Galeno, with the help of an outside advisory firm. The outcome of this evaluation was several recommendations for improving the efficiency of our pharmacy management, such as streamlining the processes for approving new molecules, strengthening communication between the medical and administrative teams handling prescriptions, forming dedicated committees to analyze the cost effectiveness of new pharmaceuticals and related technologies and creating an enhanced directory of approved pharmaceuticals with quality ratings, among other recommendations. Following the implementation of all of these recommendations, which we expect to complete in 2020, we expect to more efficiently manage our pharmaceutical costs in our Healthcare Services in Peru and Oncosalud Peru segments while still maintaining our standard for high quality healthcare services.

We have also been impacted by the COVID-19 pandemic. See “—Impact of COVID-19” and “Risk Factors—Risks Related to Our Business—Our business has been and continues to be negatively impacted by the COVID-19 pandemic.”

Off-Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risks

In the ordinary course of our business activities, we are exposed to market risks that are beyond our control and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. The market risks that we are exposed to include foreign currency risks and interest rate risks.

Our functional currency is Peruvian soles and we present our financial statements in Peruvian soles. However, certain of our liabilities (primarily bank loans) are denominated in U.S. dollars, which exposes us to exchange rate risk. As of June 30, 2020, 36% of our liabilities were denominated in U.S. dollars. To mitigate our U.S. dollar exposure, we use derivative financial instruments, such as call spreads, to hedge our exposure.

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments may fluctuate as a result of changes in market interest rates. Our general policy is to hold financing at fixed rates, although certain of our borrowings accrue interest at floating rates. For instance, interest on the Citibank Term Loan currently accrues at LIBOR plus 1.30% and interest on the Santander Term Loan accrues interest at LIBOR plus 2.90%. We manage our exposure to interest rate fluctuations as a result of these term loans through a call spread with Banco Citibank N.A., which covers exchange rate variations from S/3.383 to S/3.733 per US$1.00. Any variations of the sol-to-U.S. dollar exchange rate outside of this range is reflected as a gain or loss in Exchange difference, net. Because the majority of our financing is at fixed rates and we have hedging arrangements in place for all of our borrowings held at floating rates, we do not consider interest rate risk material to our business.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and significant assumptions. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results experienced may vary materially and adversely from our estimates. Revisions to estimates are recognized prospectively. To the extent there are material differences between our estimates and the actual results, our future results of operations may be affected. We consider the accounting policies that govern revenue recognition, regulatory or technical reserves and income taxes to be the most critical in relation to our consolidated financial statements. These policies require the most complex and subjective estimates of management.

Business Combinations

We account for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transactions cost are expensed as incurred.

Subsidiaries are entities that we control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. We eliminate all transactions between subsidiaries upon consolidation in the consolidated financial statements.

For each business combination, we elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets as of the date of acquisition. Changes in our interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Goodwill

Goodwill arises from the acquisition of subsidiaries and represents the excess between the cost of an acquisition and the fair value of our interest in the net identifiable assets at the date of the acquisition. Goodwill arising from a business combination is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of CGUs to which goodwill is allocated represents the lowest level of cash-flow generating assets within the entity at which goodwill is monitored by management. Goodwill is tested for impairment at least annually and recorded at cost less accumulated impairment losses. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and cannot be reversed.

Revenue Recognition

We generate revenue primarily from premiums earned on oncology plans and the sale of healthcare services and medicines. On January 1, 2018, we adopted IFRS 15 as our revenue recognition standard for revenue related to the sale of healthcare services and medicines. Under IFRS 15, revenue we generate from the sale of healthcare services is recognized as such healthcare services are provided to our patients. Similarly, the revenue we generate from the sale of medicines is recognized when medicines are provided to our customers and, in cases when our patients are hospitalized, when medicines are administered to them. Prior to January 1, 2018, we used IAS 18 as our revenue recognition standard and our results of operations for periods prior to January 1, 2018 have not been restated to reflect our adoption of IFRS 15. There was no material impact on our consolidated financial statements as a result of the adoption of IFRS 15.

We rely on IFRS 4 as an exception to IFRS 15 as our revenue recognition standard for revenue related to the premiums earned on oncology plans. Under such method, the premiums earned on oncology plans are recognized as revenue proportionally during the period in which a patient is entitled to healthcare services under his or her plan. Premiums related to the unexpired contractual coverage period under an oncology plan are recognized in the accompanying balance sheet as unearned premiums reserve.

Technical Reserves for Healthcare Insurance Contracts

Our technical reserves for oncology plans are provisions set aside for obligations that may arise from healthcare services provided to plan members that have not been reported (“IBNR”) and unearned premium reserves. IBNR is an estimate of the amount of claims that may have occurred but not be reported in a period. We calculate IBNR based on historical claim rates from the last ten years and our management’s judgment.

Income Taxes

Current income taxes are provided on the basis of our financial reporting and the financial reporting of each of our subsidiaries, including adjustments in accordance with the regulations of the relevant tax jurisdiction. As such, we must make critical judgments in interpreting tax legislation in the jurisdictions in which we operate in order to determine our income tax expenses.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose.

Recent Accounting Pronouncements

The International Accounting Standards Board, or other regulatory bodies, periodically introduce modifications to the financial accounting and reporting standards under which we prepare our consolidated financial statements. Recently, a number of new accounting standards and amendments and interpretations to existing standards have been issued and are effective as of January 1, 2019, including IFRS 16—Leases, or IFRS 16, and IFRIC 23— Uncertainty over Income Tax Treatments, or IFRIC 23. In addition, IFRS 17—Insurance contracts, or IFRS 17 is scheduled to become effective on January 1, 2021. For more information on the potential impact of these new accounting requirements on our consolidated financial statements, see note 3 to our consolidated financial statements included elsewhere in this prospectus.

IFRIC 23—Uncertainty over Income Tax Treatments

This interpretation clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty over income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We adopted the new standard as of January 1, 2019. The adoption of IFRIC 23 did not have a significant impact on our consolidated financial statements.

IFRS 16—Leases

IFRS 16 was issued in January 2016. It introduces a lease accounting model within the consolidated statement of financial position. A lessee recognizes right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

We have adopted the new standard as of January 1, 2019 and applied IFRS 16 using the cumulative effect approach, under which the cumulative effect of initial application is recognized as retained earnings as of January 1, 2019. Consequently, there is no obligation under this method to restate the financial information for the years ended on or before December 31, 2018.

With respect to all qualifying leases, as of January 1, 2019, we recognized right-of-use assets and corresponding lease liabilities. The impact of the initial application of IFRS 16 is summarized in the table below:

	As of January 1, 2019
	(in millions of soles)
Right-of-use assets—recognition on initial application of IFRS 16	S/	33.5
Right-of-use assets reclassified from property, furniture and equipment		183.1
Right-of-use assets reclassified from intangible assets		3.1

Total right-of-use assets as of January 1, 2019		219.7
Lease liabilities—recognition on initial application of IFRS 16		33.5
Lease liabilities reclassified from loans and borrowings		92.8

Total lease liabilities as of January 1, 2019		126.3
Other accounts payable		(4.3)
Deferred tax assets		1.3
Retained earnings		3.1

Right-of-use assets and lease liabilities from qualifying leases for the six months ended June 30, 2020 were S/238.5 million and S/185.5 million, respectively.

IFRS 17—Insurance Contracts

In May 2017, the International Accounting Standards Board issued IFRS 17, which provides a more uniform approach for measurement and presentation of all insurance contracts, including by requiring insurance liabilities to be measured at a current fulfilment value. The standard is effective for annual periods beginning on or after January 1, 2021, with early adoption permitted for entities applying IFRS 9 and IFRS 15 on or before the initial application date of IFRS 17.

We have not early adopted this standard. Our analysis of the expected effects of the application of IFRS 17 is still ongoing and, as of the date of this prospectus, such analysis has not yet been completed. Accordingly, we have not yet been able to reliably and reasonably quantify the full implications of its adoption.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS, we have irrevocably elected not to avail ourselves of any extended transition period provided for by IFRS and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We would cease to be an emerging growth company upon the earliest of: (1) the last day of the fiscal year ending after the fifth anniversary of our initial public offering; (2) the last day of the fiscal year in which we have more than US$1.07 billion in annual revenue; (3) the date we qualify as a “large accelerated filer,” with at least US$700.0 million of equity securities held by non-affiliates; or (4) the issuance, in any three-year period, by our company of more than US$1.0 billion in non-convertible debt securities held by non-affiliates.

INDUSTRY

We currently operate in the Peruvian and Colombian healthcare sectors. Peru and Colombia have some of the strongest macroeconomic fundamentals in the Latin American region, after having consistently implemented market and investor-friendly policies over the past two decades. According to industry sources, in 2019 Peru had a nominal GDP of US$234 billion and a population of 32.7 million, which was equivalent to a nominal GDP per capita of US$7,156. Similarly, in 2019, Colombia had a nominal GDP of US$314 billion and a population of 50.3 million, which was equivalent to a nominal GDP per capita of US$6,243.

Real GDP Growth (%)

Source: EIU database.

The Peruvian and Colombian Healthcare Sectors from a Global Perspective

According to Fitch Solutions, total spending in local currency in the Peruvian public and private healthcare sector grew at a CAGR of 6.0% between 2015 and 2019 and is expected to reach US$13.7 billion in 2020 while in Colombia, total healthcare spending in local currency grew at a CAGR of 7.8% between 2015 and 2019 and is expected to reach US$23.2 billion in 2020. Growth in both markets has been driven mainly by favorable demographic factors, including an expanding middle class demanding more and higher quality healthcare services and an aging population requiring additional healthcare services.

The Peruvian and Colombian healthcare sectors remain significantly underpenetrated, as evidenced by the total healthcare expenditure as a percentage of GDP and healthcare expenditure per capita, shown in the charts below. Spending levels are not only significantly below developed markets, but are also below key regional reference markets, such as Brazil and Chile.

2019 Healthcare Spending as a % of GDP

Source: Fitch Solutions Colombia Pharmaceuticals and Healthcare Report Q3 2020, Fitch Solutions Peru Pharmaceuticals and Healthcare Report Q3 2020, Fitch Solutions U.S. Pharmaceuticals and Healthcare Report Q3 2020, Fitch Solutions Chile Pharmaceuticals and Healthcare Report Q4 2020, Fitch Solutions Mexico Pharmaceuticals and Healthcare Report Q4 2020, Fitch Solutions Europe Pharmaceuticals and Healthcare Report Q3 2020.

Peru Healthcare Expenditure (US$ Bn)

Source: Fitch Solutions Peru Pharmaceuticals and Healthcare Report.

Colombia Healthcare Expenditure (US$ Bn)

Source: Fitch Solutions Colombia Pharmaceuticals and Healthcare Report.

2019 Healthcare Spending per Capita (US$)

Source: Fitch Solutions Chile Pharmaceuticals and Healthcare Report Q1 2020, Brazil Pharmaceuticals and Healthcare Report Q1 2020, Mexico Pharmaceuticals and Healthcare Report Q2 2020, Colombia Pharmaceuticals and Healthcare Report Q1 2020 and Peru Pharmaceuticals and Healthcare Report Q1 2020.

Consistent with the relatively low levels of healthcare spending in Peru and Colombia, both countries possess clear gaps in hospital infrastructure, as beds per 1,000 people are significantly below the WHO recommended average of 3 beds.

2019E Hospital Beds per 1,000 People

Source: EIU U.S. Healthcare Industry Report 2Q 2020, EIU Chile Healthcare Industry Report 1Q 2020, EIU Brazil Healthcare Industry Report 2Q 2020, EIU Peru Healthcare Industry Report 1Q 2020, EIU Colombia Healthcare Industry Report 4Q 2019, EIU Mexico Healthcare Industry Report 1Q 2020, EIU database.

Moreover, as both countries’ economies continue to grow, fertility and mortality rates are expected to fall, which will increase life expectancy and invert the age pyramid. We expect this to lead to an increased demand for healthcare services and growth in healthcare spending in both countries. We expect penetration to increase and infrastructure gaps to decrease as a result of these positive demographic trends.

Population Pyramid Evolution (%)

Peru 2020E	Peru 2050E

Colombia 2020E	Colombia 2050E

Source: United Nations—World Population Prospects.

As these countries continue to grow and to expand GDP per capita, the middle classes in Peru and Colombia are also expected to continue to grow, which we believe will increase demand for more and higher quality healthcare services and will increase the percentage of the population that chooses to purchase healthcare services through the private healthcare systems in each country.

Middle Class* as a % of Total Population

Source: EIU database.

*	Middle class defined as the percentage of households with nominal disposable income between US$15,000 and US$50,000 per year.

The Peruvian Healthcare Sector

Structure of the Peruvian Healthcare Sector

Healthcare coverage in Peru is provided through either public programs or private healthcare coverage providers, with the type of coverage that a person has dictating the facilities at which he or she can obtain healthcare services. According to SUSALUD, approximately 77.6% of Peru’s population was covered by some form of healthcare coverage as of December 2019. Moreover, 2.1% of the population was covered by more than one form of healthcare coverage as of December 2019.

According to Fitch Solutions, the total spending in the Peruvian healthcare sector in December 2019, excluding pharmaceuticals, amounted to US$12.6 billion, with public sector spending amounting to US$8.3 billion (65.5% of the overall spending). Despite only covering 2.9% of the population, private sector spending amounted to US$4.4 billion, or 34.5% of the overall spending, in December 2019. It should be noted that Peru has no limitation on vertical integration.

Distribution between the Private and Public Sectors in Peru as of December 2019

Source: Boletín Estadístico 2019, SUSALUD and Fitch Solutions Peru Pharmaceuticals and Healthcare Report Q1 2020.

*	Excludes pharmaceuticals. Health expenditures data is as of the end of 2019.

The Peruvian healthcare sector is structured as follows:

Source: EsSalud.

The Peruvian government plays a major role in providing healthcare coverage. As of December 2019, approximately 75% of the population in Peru was estimated to be served by one of the main government-managed programs and the government’s objective is to reach universal healthcare coverage by 2021. The main government-managed programs available to the public are:

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EsSalud: A social security regime, also known as the direct contribution regime, which offers coverage for employees, the self-employed, agricultural workers and their families. Employers’ participation in EsSalud is mandatory and EsSalud is financed via monthly contributions from employers amounting to 9% of workers’ aggregate monthly salaries. As of December 2019, 10.1 million people were covered by EsSalud. EsSalud operates hospitals, clinics and primary care facilities through 29 healthcare assistance units throughout Peru, and members of EsSalud can only obtain healthcare services at facilities that EsSalud operates. EsSalud has identified a number of problems in its provision of services, including delays in obtaining appointments, difficulties accessing surgeries and hospitalization due to shortages in available facilities, shortages of medicines and medical supplies, inadequate infrastructure and deficient hospital equipment.

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SIS: A subsidized social security regime, also known as the indirect contribution regime, for the unemployed, informally-employed or persons that are otherwise below the poverty line. Coverage under this program has also been extended to expectant mothers, children under the age of five and newborns whose parents are uninsured. SIS is mostly financed via government resources and occasional donations from intergovernmental cooperation programs. It functions as the insurer of last resort for Peruvians who are not covered by EsSalud or private healthcare coverage and lack the means to pay for healthcare services out of pocket. As of December 2019, 19.7 million people were covered by SIS. Participants in SIS must obtain healthcare services at facilities operated by MINSA or by the health departments of provincial governments. Pursuant to Urgent Decree N° 017-2019 enacted by the Peruvian government in November 2019, SIS was authorized to cover all Peruvian residents who have no healthcare coverage, in order to ensure universal access to healthcare. The government has 120 days to finalize the implementation and funding for this expansion of public healthcare coverage. When implemented, Urgent Decree N° 017-2019 is expected to significantly reduce the percentage of Peru’s population that is currently uninsured. Because those newly insured through Urgent Decree N° 017-2019 will receive coverage through SIS, we do not expect this new law to have a significant impact on our business.

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Armed Forces and National Police healthcare agencies: The Armed Forces and National Police have their own healthcare agencies that are funded by the Peruvian Ministry of Defense and the Ministry of the Interior. According to SUSALUD, 681,083 people were covered by these agencies as of December 2019, representing a combined 1.7% of Peru’s population. Members of these agencies must obtain healthcare services from facilities operated by the Armed Forces or the National Police, as applicable.

As of December 2019, approximately 2.9% of Peru’s population was served by private healthcare coverage providers. Private healthcare coverage providers in Peru can be divided into two main categories:

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EPS Providers: Private health insurance companies acting as providers of EPS plans. EPS plans are healthcare plans funded by a portion of contributions to EsSalud, as described in more detail below. As of December 2019, there were five companies providing EPS plans with 840,979 active members.

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Other Private Providers: Private health insurance companies that provide (i) various coverage plans that are mostly sold through large and medium-sized private sector employers and (ii) prepaid plans, which provide certain levels of either general coverage or coverage of specific diseases for a fixed periodic fee and may also be offered by employers or purchased directly by individuals. As of December 2019, there were more than 30 companies providing private healthcare coverage other than EPS plans with 2,252,888 active members.

People that receive coverage through EPSs or through other private providers may obtain healthcare services at for-profit private facilities, including facilities operated by such providers and facilities approved by such provider, such as our Auna facilities, which serve beneficiaries of most of the EPSs in Peru, as well as most other private healthcare plans.

In addition to for-profit facilities operated by private healthcare services providers such as Auna, there is also a non-profit sector, mostly comprised of non-governmental organizations, the Peruvian Red Cross, the Volunteer Firefighter Companies and healthcare providers affiliated with religious institutions. These providers typically serve underserved populations and are almost wholly financed via donations.

The following chart presents a breakdown of the population by type of coverage as of December 2019.

Breakdown of Population by Type of Coverage

Source: Boletín Estadístico 2019, SUSALUD.

*	Private coverage includes EPS and persons with more than one type of coverage.

Private Healthcare Plan Market

Healthcare coverage providers, whether traditional insurance companies or prepaid plan providers, are considered IAFASs that are regulated by SUSALUD. There are four types of private healthcare plans provided by private IAFASs in Peru:

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EPS Plans: Plans that provide additional or complementary services to those provided by EsSalud. EPS plans generally cover low complexity services through a network of private institutions. Employers may choose to provide EPS plans to their employees in addition to EsSalud coverage, in which case 2.25% out of the 9% of workers’ aggregate monthly salaries contributed to EsSalud is contributed to the chosen EPS, with the remaining 6.75% contributed to EsSalud. These plans are regulated by the SBS, Peru’s banking and insurance regulator. There are five providers of EPS plans: MAPFRE Perú S.A. (“Mapfre”) EPS, Rímac EPS, Pacífico EPS, La Positiva S.A. (“La Positiva”) EPS and Sanitas Perú S.A. (“Sanitas”) EPS, each of which also provides private healthcare plans.

Breakdown of Members by EPS

Source: Boletín Estadístico 2019, SUSALUD.

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Private Insurance Plans: Private health insurance plans provided by traditional insurance providers. The main insurance providers in Peru are Rímac and Pacífico, which accounted for approximately 86% of the traditional private insurance market in Peru in December 2019. Other providers include La Positiva, Cardif and Mapfre. Traditional insurance plans may be purchased as additional protection on top of EPS and EsSalud coverage. These plans are regulated by the SBS and SUSALUD.

Breakdown of Members by Private Insurers

Source: Boletín Estadístico 2019, SUSALUD.

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Prepaid Plans: Plans offered by hospitals and other medical service providers that are meant to be integrated with a hospital’s healthcare services offering. As these plans are not considered insurance programs, they are only regulated by SUSALUD and not the SBS. The prepaid plans that we offer through Oncosalud are examples of prepaid plans. Other prepaid plan providers include Ricardo Palma, San Pablo and CSalud (operating through its Maison de Sante brand), which offer general coverage limited to their own networks of hospitals and clinics. Within the prepaid plans market, Oncosalud accounted for 87% of all prepaid plan members in Peru in December 2019.

Prepaid Plans

Source: Boletín Estadístico 2019, SUSALUD.

The number of Oncosalud plan members has grown at a double-digit rate over the past decade, growing at more than twice the rate of the EPS system, which is the next largest private healthcare plan type by number of plan members.

Oncosalud Plan Members (000s)

Source: Boletín Estadístico 2019, SUSALUD.

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Self-Insurance Plans: Plans offered primarily by institutions such as universities, large public institutions and labor unions, guilds and industry associations. These plans pool member resources and function very similarly to prepaid plans. These plans are also regulated by SUSALUD.

Self-Insurance Plans

Source: Boletín Estadístico 2019, SUSALUD.

Overall, the private healthcare coverage plan market breaks down as follows:

Private Healthcare Plan Market by Plan Type (000s Members)

Source: Boletín Estadístico 2019, SUSALUD and Anuario Estadístico 2018, SUSALUD.

There is significant concentration in the private healthcare plan market, with the top 10 providers accounting for more than 95% of the market since 2014. Oncosalud has consistently maintained a strong position in the market, and as of December 2019, it held the highest share in the industry based on number of total plan members.

Largest Private Healthcare Plan Operators in Peru by Plan Members (000s)

2014				2019
Ranking		Plan Members	Market Share	Ranking		Plan Members	Market Share	CAGR
		(in thousands)%				(in thousands)%		%
1	Rímac(1)	746	29.4	1	Oncosalud	923	29.6	5.4
2	Oncosalud	711	28.0	2	Rimac(1)	876	28.1	6.0
3	Pacífico(1)	635	25.0	3	Pacifico(1)	850	27.3	3.3
4	Cardif	87	3.4	4	Mapfre(1)	96	3.1	10.5
5	La Positiva	83	3.3	5	La Positiva(1)	58	1.9	(6.9)
6	CSalud	72	2.8	6	Protecta	47	1.5	N.A.
7	Mapfre(1)	58	2.3	7	Sanitas(1)	39	1.3	18.2
8	Ricardo Palma	50	2.0	8	San Pablo	38	1.2	(3.3)
9	San Pablo	45	1.8	9	Ricardo Palma	35	1.1	(6.8)
10	Sánitas(1)	17	0.7	10	CSalud	28	0.9	(10.9)
	Top 10	2,502	98.6		Top 10	2,991	96.1	3.6
	Total	2,538	100.0		Total	3,114	100.0	4.2

Source: Anuario Estadístico 2019 and Anuario Estadístico 2015, SUSALUD.

(1)	Includes EPS plans and private insurance plans provided by these providers.

During the 2014-2019 period, aggregate private health insurance premiums and prepaid plan payments grew at an estimated CAGR of 8.0%, while Oncosalud’s total prepaid plan payments grew at a CAGR of 17.0% and represented 11.8% of the market in 2019.

EPS and Private Insurance Plan Fees (US$ million)

Source: SUSALUD; SBS.

Oncosalud Plan Fees (US$ million)

Source: Company information.

Healthcare Services Market

According to SUSALUD, as of September 2020, there were 24,117 healthcare facilities in Peru, which include hospitals, private clinics, medical centers, private consultation facilities and dental hospitals All facilities, whether public or private, that provide healthcare services to individuals in Peru are considered Instituciones Prestadoras de Servicios de Salud (“IPRESSs”) that are regulated by, and must be registered with, SUSALUD.

Upon registration with SUSALUD, each IPRESS is assigned an “attention level” classification by MINSA and an attention level category, with additional subcategories, which are valid for three years, depending on the degree of complexity associated with the services provided. After receiving their classification and upon registering with SUSALUD, IPRESSs are responsible for providing healthcare services within the parameters and principles determined by the applicable regulations for their respective classification. Level 1 facilities offer preventive low-complexity care and promote public health education. Level 2 facilities offer medium- to high-complexity care and services in basic specialties, including internal medicine, gynecology, general surgery and pediatrics. Finally, Level 3 facilities offer the highest complexity care in Peru, addressing highly specialized medical and surgical needs. IPRESSs are classified as follows:

Attention Level	Category	Institution Type
Level 1	I – 1	Health clinic
	I – 2	Health clinic with a doctor
	I – 3	Outpatient health center
	I – 4	Inpatient health center
Level 2	II – 1	General hospital with medical specialties and a general
	II – 2	ICU
	II – E	Specialized institution
Level 3	III – 1	General hospital with medical subspecialties and a specialized ICU
	III – 2	Specialized institution
III – E

Source: MINSA.

All of Auna’s hospitals in Peru are classified as Level 2, II – 2 with the exception of Clínica Delgado, which is classified as Level 3, III – 1.

As of September 2020, there were 572 Level 2 and Level 3 healthcare facilities in Peru. As of February 2020 (latest SuSalud information available), Level 2 and Level 3 hospitals had a total of 34,769 beds and 11,101 outpatient rooms, distributed as follows:

Beds & Outpatient Rooms per Sector

Sector	Beds	Beds Share (%)	Outpatient Rooms	Outpatient Rooms Share (%)
MINSA & Regional Governments	18,458	53.1%	4,305	38.8%
EsSalud	8,740	25.1%	1,907	17.2%
Private	5,806	16.7%	4,307	38.8%
Armed Forces, Police and Other	1,765	5.1%	582	5.2%
TOTAL	34,769	100.0%	11,101	100.0%

Source: SUSALUD.

As Peru’s capital and most-populated city, Lima and its metropolitan area have the highest concentration of individuals with some type of healthcare coverage and are home to most of the country’s largest and most sophisticated hospitals.

Beds & Outpatient Rooms of Lima’s Premium Hospital Segment

Hospital	Beds	Beds Share (%)	Outpatient Rooms	Outpatient Rooms Share (%)	Ownership
Ricardo Palma	186	17.2%	216	25.0%	Private
Delgado	164	15.1%	80	9.3%	Private
San Felipe	148	13.7%	53	6.1%	Private
San Pablo	130	12.0%	99	11.5%	Private
Sanna San Borja	109	10.1%	60	6.9%	Private
Internacional	103	9.5%	98	11.3%	Private
Angloamericana	91	8.4%	107	12.4%	Private
Sanna El Golf	57	5.3%	48	5.6%	Private
Javier Prado	57	5.3%	75	8.7%	Private
Montesur	39	3.6%	28	3.2%	Private
TOTAL	1,084	100.0%	864	100.0%

Source: SUSALUD.

The Colombian Healthcare Sector

Structure of the Colombian Healthcare Sector

Healthcare coverage in Colombia is primarily provided through the SGSSS, the social security system in Colombia, which has three different regimes. There is also a small but rapidly expanding private healthcare coverage market, primarily consisting of traditional insurance. Healthcare coverage is mandatory in Colombia, with approximately 95% of the population covered by the SGSSS as of December 2019. As of December 2019, up to 3% of the population covered by the SGSSS also enhanced their coverage through the private market. Only 5% of the population is estimated to have no insurance coverage as of December 2019, making Colombia one of the most advanced countries in the region in terms of healthcare coverage.

According to Fitch Solutions, total spending in the Colombian healthcare sector in 2019 amounted to US$24.2 billion, with public sector spending (excluding pharmaceuticals) amounting to US$17.5 billion (72.4%

of the overall spending). Despite only covering approximately 3% of the population, private sector spending (excluding pharmaceuticals) amounted to US$6.7 billion, or 27.6% of the overall spending, in 2019. It should be noted that Colombia has a 30% limit on vertical integration.

Distribution between the Private and Public Sectors in Colombia as of December 2019

Source: SGSSS.

*	Note: 95% of the Colombian population is covered by public health insurance, 3% has also enhanced their coverage through private health insurance.
**	Excludes pharmaceuticals.

The Colombian healthcare sector is structured as follows:

Source: MinSalud.

Healthcare coverage plans in Colombia are designated as one of only two types of plans: Planes Obligatorio de Salud (“POSs”) and Planes Adicionales de Salud (“PASs”), each of which can be provided by a variety of entities. POSs are obligatory plans offered under the SGSSS and include coverage for a series of medical services and medicines mandated by law. Unlike in the Peruvian market, where the government provides public healthcare coverage directly through EsSalud or MINSA, all public healthcare coverage in Colombia is provided by private entities other than coverage provided under the special and exempt regime, as described in more detail below. Contributions to the SGSSS are put into a fund owned by the government and administered by the Administradora de los Recursos del Sistema (“ADRES”). The ADRES contributes funds to EPSs, which are private institutions responsible for (i) collecting and managing funds contributed to the system and (ii) paying healthcare providers for the services provided to their plan members.

Since May 2019, and particularly during the COVID-19 pandemic, the Colombian government has adopted and implemented certain legal measures in an effort to increase the financial liquidity of the various actors of the SGSSS by addressing, at least in part, the limitations on reimbursement for healthcare services.

The SGSSS consists of three main regimes:

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Contributory regime: For employees or independent workers with payment capacity, defined as those with an income equal to or greater than the legal minimum wage. Plan members contribute 12.5% of their monthly salary to the system, 8.5% of which is contributed by the employer and 4% of which is contributed by the employee. As of June 2020, there were 14 companies providing POSs under the contributory regime with 24.4 million active members.

Top 5 Largest Contributory Regime EPSs by Number of Plan Members (000s)

Source: SUPERSALUD as of July 2020.

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Subsidized regime: For those that do not have payment capacity and are subsidized by the contributory regime and the government. As of June 2020, there were 27 companies providing POSs under the subsidized regime with 22.0 million active members. This includes four types of EPSs: (i) Empresas Solidaria de Salud, which are non-profit organizations with the specific purpose of providing health insurance services to low-income households living in urban areas, (ii) Entidades Promotora de Salud, which are for-profit entities, (iii) Entidades Promotora de Salud Indigenas, which are for-profit entities providing healthcare coverage to indigenous populations and (iv) Cajas de Compensación Familiar, which are non-profit organizations that provide healthcare coverage and other services to local communities.

Top 5 Largest Subsidized Regime EPSs by Number of Plan Members (000s)

Source: SUPERSALUD as of June 2020.

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Special and exempt regime: For members of the security forces and Ecopetrol, the national oil company in Colombia. As of May 2020, there were 2.2 million active members under the special and exempt regime.

In Medellín, where the majority of our Colombian operations are currently located, 73% of the population is enrolled in the contributory regime, while only 26% is enrolled in the subsidized regime as of July 2020. The larger market in the contributory regime has created a more competitive environment for private healthcare providers in such regime. EPSs in the contributory regime offer more favorable payment terms and conditions to healthcare providers than EPSs in the subsidized regime.

The second type of healthcare coverage plan in Colombia, PASs, are offered by private healthcare coverage companies and financed directly by plan members. PASs are not mandatory, but in order to purchase a PAS, an individual must have a POS plan through an EPS. As a result, PASs usually include a wider range of benefits than those provided by POSs and are typically purchased to enhance the coverage an individual has under his or her POS plan. As of June 2019 , there were 11 companies providing PASs.

According to EMIS Emerging Market, as of June 2019, 1.4 million people were covered by plans in the private healthcare coverage market in Colombia with a majority covered by the top three private healthcare coverage plan providers—Colsanitas, Coomeva and Colmedica.

Market Share of Private Healthcare Plan Operators by Number of Plan Members as of June 2019

Source: Colombia Healthcare Reports EMIS

Healthcare Services Market

Unlike in the Peruvian market where people covered by the public system are required to obtain treatment in facilities operated by public healthcare plan operators, members participating in the public system in Colombia are able to obtain healthcare services at both state-owned and privately-owned IPSs, which include hospitals, private clinics, medical centers, private consultation facilities and dental hospitals, among others. According to EMIS Emerging Market, as of August 2020, Colombia had a total of 10,752 IPSs, of which 9,732 (90.5%) were privately operated, 1,002 (9.3%) were operated by the government and 18 (0.2%) were under mixed ownership meaning they are private facilities in which the government holds a stake, mostly structured as joint ventures with private players. Of the 9.3% of IPSs that are government-owned, the majority are managed by local governments. As of August 2020, just 10 facilities were under the direct control of the national government and five of those facilities were associated with the national police and the armed forces.

Private IPSs in Colombia include a significant number of medium-sized healthcare networks of around 5-10 facilities each. In addition, some private IPSs are directly controlled by EPSs.

According to MinSalud, out of all IPSs, 1,499 are hospitals, of which 996 (66.4%) provide low-complexity services while the remaining 503 (33.6%) provide medium- and high-complexity services. As of August 2020, hospitals in Colombia had a total of 85,535 beds and 8,859 procedure rooms, distributed as follows:

Beds & Procedure Rooms by Sector

Sector	Beds	Beds Share (%)	Procedure Rooms	Procedure Rooms Share (%)
Public	27,833	32.5%	2,703	30.5%
Mixed	1,238	1.5%	63	0.7%
Private	56,464	66.0%	6,093	68.8%
TOTAL	85,535	100.0%	8,859	100.0%

Source: MinSalud.

Of the 56,464 beds in the private system, 24,511 (43.4%) of them were allocated for adult care as of August 2020. Beds in the private sector are distributed as follows:

Private Sector Beds by Type

Source: MinSalud.

Clínica Las Américas, our hospital in Medellín, is positioned within Medellín’s premium hospital segment, due to its infrastructure, medical service capabilities and offered specialties. Installed capacity as of August 2020 for the premium hospital segment in Medellín was as follows:

Beds & Outpatient Rooms of Medellín’s Premium Hospital Segment

Hospital	Beds	Beds Share (%)	Procedure Rooms	Procedure Rooms Share (%)	Ownership*
San Vicente de Paul	505	23.8%	32	19.3%	Not For Profit
Pablo Tobon Uribe	474	22.3%	41	24.7%	Not For Profit
El Rosario	311	14.6%	24	14.5%	Not For Profit
Las Américas	305	14.4%	16	9.6%	Private
Medellín	208	9.8%	29	17.5%	Private
Soma	172	8.1%	11	6.6%	Not For Profit
Las Vegas	149	7.0%	13	7.8%	Private
TOTAL	2,124	100.0%	166	100.0%

Source: MinSalud.

BUSINESS

Overview

We are one of the largest and most recognized players in the Peruvian healthcare industry and have a growing presence in Colombia. With more than 30 years of experience in the healthcare industry, we provide oncology healthcare plans in Peru and operate hospitals and clinics in Peru and Colombia that provide high-quality medical services at all levels of complexity. Our mission is to transform healthcare in the countries in which we operate by providing excellent patient outcomes and positive, streamlined patient and plan member experiences at an affordable cost. We believe we are well positioned to fulfill this mission due to our patient-centric culture, scale, innovative use of technology, unique vertically integrated oncology platform in Peru and high degree of horizontal integration in our Peruvian and Colombian healthcare networks, all of which allow us to scale nationally and regionally with cost efficiencies and further advance our strategic development.

Our business was founded in Peru in 1989 as Oncosalud, a healthcare coverage provider selling prepaid plans covering a full range of services for the prevention, detection and treatment of cancer for a modest monthly payment that varies based on plan type and age of plan members and was on average S/51.2 (US$14.4) per month for the six months ended June 30, 2020. Our prepaid oncology plans addressed an unmet need in the healthcare coverage market in Peru at the time and quickly began to grow. Starting in 1997, we began to build our own network of Oncosalud facilities to primarily treat our plan members but also patients of private payers, including patients covered by private insurance. Clínica Oncosalud, our flagship hospital in this network, has a Diamond accreditation from ACI. Oncosalud had over 922,000 members as of December 31, 2019, which was more than each of the private insurance and EPS systems in Peru as of that date, and 888,000 members as of June 30, 2020. Measured by number of plan members, we had a market share of 30% of all private healthcare plans in Peru in 2019 and had the largest market share of any single private healthcare plan, according to data from SUSALUD. Oncosalud currently operates two specialized oncology hospitals and three oncology clinics. Through its vertically integrated model, Oncosalud has achieved high levels of both effectiveness and efficiency: during the first six months of 2020, 97% of Oncosalud members were treated in our facilities, which allows us to control medical costs, manage treatment protocols and provide high-quality cancer treatment. Notably, for the cohort of patients diagnosed between 2010 and 2015, Oncosalud’s 5-year cancer survival rate was 75.5%. In addition, we had an MLR of 41.1% as of June 30, 2020, which we believe is one of the lowest in Latin America, based on the MLRs published by other publicly-traded healthcare companies in Latin America that provide prepaid healthcare plans or health insurance coverage. During 2019 and the first six months of 2020, through our Oncosalud network of facilities, we treated more than 12,500 and 8,400 patients, respectively. By guiding our plan members from prevention through early detection of cancer and then through the full treatment cycle, we take the uncertainty and fear out of cancer treatment and provide top quality care in a compassionate and humane manner.

In 2011, we took our experience at Oncosalud as a provider of first-class patient outcomes at an affordable cost and began to apply it to the provision of a full range of healthcare services via a broader network of facilities in Peru. Through the development and acquisition of facilities since that time, we have built a network of hospitals and clinics located in all of the major cities in the country, with premium clinical capabilities and a wide range of medical specialties and subspecialties. Today, with our Auna Peru network, we own and operate five hospitals and two clinics as well as numerous other facilities providing complementary services, such as pharmaceutical, diagnostic imaging and clinical laboratory services. We are a provider to essentially all of the private payers in the Peruvian healthcare sector, including traditional private insurers, EPS providers and prepaid plan operators. Our Auna Peru network is horizontally integrated, meaning that patients can access all of their treatment, diagnostic imaging, laboratory and pharmaceutical needs at one of our facilities instead of having to go to different providers for each service. Additionally, for certain high-complexity procedures that cannot be performed at our regional hospitals, patients can be treated at Clínica Delgado, our high-complexity facility in Lima and the flagship hospital of the Auna Peru network. Moreover, we were the first private institution in Peru to implement an EMR system in 2013 as part of our modern HIS, and today all of our hospitals in Peru use our

HIS, which allows us to closely monitor and anticipate patient health needs, efficiently manage costs across our patient population and improve medical outcomes and the quality of our services. Through this horizontal integration, we are able to foster a seamless, positive patient experience across each of our networks in Peru. This has enabled us to achieve satisfaction scores from our patients of above 60% on average based on internal surveys of 12,254 patients during 2018 and 2019, representing participation above our targeted sample size of 11,850 patients. These surveys asked participants to rank a variety of metrics on a scale of one to five, including the quality of our infrastructure, the speed with which patients receive care and the attentiveness of our medical personnel, among other metrics. In addition, we are also able to centralize processes, such as procurement of equipment and medicines, and increase our negotiating power with payers, which allows us to more efficiently manage our costs and price our services competitively.

In our Auna Peru network, we own and operate premium medical facilities, employ some of the leading medical professionals in the country and are able to achieve excellent patient outcomes. Our flagship hospital in this network, Clínica Delgado, which we opened in 2014, is the country’s leading high-complexity hospital that has quickly established itself as a standard setter in Latin America, as evidenced by its Diamond accreditation from ACI and its ranking among the best hospitals in Peru across a wide range of categories by GHI in 2018. We also have six other primary facilities that we acquired, modernized, expanded and relaunched after a series of strategic acquisitions in 2011 and 2012 and now have a presence in all of the major urban areas in Peru. We treated more than 198,000 and 95,000 patients during 2019 and the first six months of 2020, respectively, at facilities in our Auna Peru network, which had a total of 284 beds as of June 30, 2020.

In 2018, we leveraged our experience and success in providing integrated patient experiences and outstanding outcomes in Peru and expanded into Colombia with our acquisition of Grupo Las Américas, one of Colombia’s leading healthcare providers located in the country’s second largest city, Medellín. In 2020, we began the process of rebranding Grupo Las Américas as our Auna Colombia network and expect to complete such process during the first quarter of 2021. In addition, in September 2020, we further expanded our Auna Colombia network with our acquisition of Clínica Portoazul, a premium high-complexity private hospital located in the country’s fourth largest city, Barranquilla, which we are currently in the process of integrating into our network. Our Auna Colombia network provides healthcare services to patients covered by a range of payers in Colombia, including both public and private insurers, and currently consists of two hospitals and five clinics in Medellín and one hospital in Barranquilla, as well as a range of facilities providing complementary services. Similar to our Auna Peru network, our Auna Colombia network is also horizontally integrated, which enables us to be a one-stop shop for all of our patients’ needs and provide them with a seamless patient experience. In our Auna Colombia network, we also have premium medical facilities, employ some of the leading medical professionals in the country and are able to achieve high quality patient outcomes. The flagship hospital in our Auna Colombia network, Clínica Las Américas, is the leading private hospital in Medellín and was ranked the 8th best hospital in Colombia in América Economía’s 2019 Best Hospitals Ranking. We also own the IDC in Medellín, one of the country’s largest and leading private oncology hospitals and the only institution in Colombia that is a sister institution of MD Anderson, one of the leading cancer care providers in the United States. We currently have more than 450 beds and have treated more than 246,000 and 124,000 patients during 2019 and the first six months of 2020, respectively, in the Auna Colombia network.

In all of our networks, we seek to focus proactively on our plan members’ and patients’ health, rather than simply providing services when prescribed to treat disease or other medical conditions. We do this by focusing on healthy lifestyle habits and promoting regular medical check-ups to help ensure our plan members and patients remain healthy and disease is detected early. We believe this emphasis on health allows us to build life-long relationships with our plan members and patients and save lives by detecting and treating disease early on.

Our Hospitals’ Geographic Footprint

We operate our business through three segments: (i) Oncosalud Peru, (ii) Healthcare Services in Peru, which consists of our Auna Peru network, and (iii) Healthcare Services in Colombia, which consists of our Auna Colombia network. On a consolidated basis, in the year ended December 31, 2019, we generated revenue of S/1,382.6 million (US$390.1 million), profit for the year of S/73.9 million (US$20.8 million), EBITDA of S/226.3 million (US$63.9 million) and Adjusted EBITDA of S/234.4 million (US$66.1 million), which represented an increase of 60.5%, 101.6%, 82.9% and 78.5%, respectively, compared to the year ended December 31, 2018. On a consolidated basis, in the six months ended June 30, 2020, we generated revenue of S/629.7 million (US$177.7 million), loss for the period of S/22.9 million (US$6.5 million), EBITDA of S/72.0 million (US$20.3 million) and Adjusted EBITDA of S/74.7 million (US$21.0 million), which represented a decrease of 7.1%, 161.7%, 33.7% and 32.9%, respectively, compared to the six months ended June 30, 2019. Revenue, segment profit before tax and Segment EBITDA generated by the Oncosalud segment grew 11.6%, 61.1% and 33.5%, respectively, in the year ended December 31, 2019 compared to the year ended December 31, 2018 and 9.7%, 17.6% and 28.8%, respectively, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. In the year ended December 31, 2019 and six months ended June 30, 2020, revenue generated by the Oncosalud segment contributed 42.8% and 50.0% to our consolidated revenue. Revenue, segment profit before tax and Segment EBITDA generated by the Healthcare Services in Peru grew 15.9%, 26.2% and 37.6%, respectively, in the year ended December 31, 2019 compared to the year ended December 31, 2018 and decreased 15.3%, 453.4% and 182.6%, respectively, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. In the year ended December 31, 2019 and six months ended June 30, 2020, revenue generated by the Healthcare Services in Peru segment contributed 34.0% and 31.0% to our consolidated revenue. In the year ended December 31, 2019 and six months ended June 30, 2020, the Healthcare Services in Colombia segment contributed 29.6% and 26.1% to our consolidated revenue.

We currently operate in countries that have experienced rapid economic growth and improvements in per capita income and the emergence of growing middle classes in recent years, which we expect will increase healthcare spending in both markets over time. We also believe that the regulatory frameworks in these countries are conducive to further growth in the industry. However, the healthcare markets in these countries are characterized by deficits in medical capacity, poor quality of services and fragmented healthcare service industries with relatively low competition, and we believe that each of these markets possesses high growth potential. We believe that our integrated networks in each market provide us with a significant competitive advantage to capitalize on this growth. We plan to continue to grow in these markets by expanding the capacity in each of our networks and developing new products, such as new healthcare coverage options for our patients. We also plan to explore opportunities in other similar markets in Latin America where we believe our scale, experience and capabilities will give us an advantage.

Our Integrated Networks

Through our operating model, we strive to achieve regional scale and a high degree of both horizontal and vertical integration, adapting to the specific characteristics of each of the markets in which we operate. We currently have three networks: Oncosalud, Auna Peru and Auna Colombia.

Through our Oncosalud network in Peru, we sell prepaid oncology plans covering the prevention, detection and treatment of cancer. For a modest payment that varies based on plan type and age of plan members and was on average S/51.2 (US$14.4) per month for the six months ended June 30, 2020, Oncosalud covers plan members for periodic cancer screenings. In turn, if a member is diagnosed with cancer, Oncosalud covers that member for all consultations, treatments and medication associated with their cancer care, as well as palliative care services. During the first six months of 2020, approximately 70% of the services that we covered for Oncosalud plan members were provided at our Oncosalud network facilities, 27% were provided at facilities in our Auna Peru network and only 3% were provided at third-party facilities. Because the vast majority of services provided to our plan members are provided at our own facilities, we are further incentivized to optimize costs and focus on patient outcomes.

Our Auna Peru network is one of the largest private healthcare providers in the country. We have facilities in Lima, Arequipa, Chiclayo, Piura and Trujillo, which are the principal cities in the five most populated departments in Peru, with each department having a population above one million. Our flagship hospital in this network, Clínica Delgado, is one of the most modern and sophisticated hospitals in Peru, with capabilities for the highest complexity procedures available in the country. For example, Clínica Delgado is one of only two private hospitals in Peru licensed to perform organ transplants and is renowned for having one of the best neonatal intensive care units and maternity wards in Peru. Our other hospitals are equipped for a wide variety of medium-complexity procedures. Due to the horizontal integration of our network, we are able to be a one-stop shop for our patients, offering all of the treatments they require in addition to diagnostic imaging, pharmaceuticals and laboratory services. We were the first private institution in Peru to implement an EMR system as part of our modern HIS in 2013. Currently used in all of our hospitals in Peru, our HIS also registers our patients’ contact information and manages administrative services, such as hospital admissions and billing, in addition to housing our EMR system. Today our sophisticated technology and advanced data management allow us to closely monitor and anticipate patient healthcare needs, coordinate with our physicians and staff in multiple locations, establish standardized protocols at our facilities and manage and control costs. We are currently building an additional 23,000 square meters at Clínica Delgado, which we expect to add approximately 82 beds to our capacity there and which we expect to complete in 2023. We are also currently building new medium-complexity hospitals in Chiclayo and Piura and we expect each to add approximately 68 additional beds to our capacity between 2021 and 2022 and by 2023, respectively. Lastly, we are also building two new towers at Clínica Vallesur in Arequipa, which we expect to add approximately 23 additional beds there between 2021 and 2022. Certain of these construction projects are currently on hold as a result of the COVID-19 pandemic. This pause notwithstanding, we expect to add an additional approximately 241 beds to our aggregate capacity within the next three years, primarily in the markets in which we already operate.

While we currently provide services only to private payers in our Auna Peru network, we are evaluating opportunities to participate in PPPs with EsSalud, Peru’s social security program. Approximately 9.3 million people, or 24.4% of the Peruvian population, receive healthcare coverage through EsSalud. We are awaiting approvals from EsSalud for certain project milestones and necessary amendments to the concession agreement to rebuild Torre Trecca, an outpatient facility (which is currently not in use) providing healthcare services to patients covered through EsSalud, as a high-rise treatment center, and begin operating it through a PPP on behalf of EsSalud. This partnership will allow us to provide outpatient services to a large segment of the population that is receiving care through the public sector, a patient population we do not currently address. Through this partnership, once we are able to begin operations we expect to handle approximately 15% of EsSalud’s yearly outpatient volume, or about 1.5 million outpatient appointments per year.

Our Auna Colombia network is currently centered on our facilities in Medellín, including two hospitals, Clínica Las Américas and IDC, one medical laboratory and five clinics, and in Barranquilla, including one hospital, Clínica Portoazul. Our flagship hospital in this network, Clínica Las Américas, is one of Medellín’s leading private hospital focused on high complexity services and specializes in cardiology and bone-marrow transplants, among other specialties. We also operate one of the leading cancer care facilities in Colombia, IDC, and are able to share best practices learned at IDC with Oncosalud and vice versa. Our strategy for our Auna Colombia network is similar to what we have already executed in Peru: we aim to be a horizontally integrated provider with high quality facilities in most of Colombia’s large metropolitan areas. We have already begun expanding our operations and solidifying our presence in Colombia—we are currently completing the construction of Clínica del Sur in Envigado, a city located to the south of Medellín, which we expect to begin operations in 2022 and which will strengthen our presence in the Antioquia region. We are also actively analyzing acquisition opportunities in the country’s other key urban areas, such as Bogotá and Cali.

Our Competitive Strengths

We believe that our key strengths include:

Vertically integrated oncology services network in Peru providing first-class patient outcomes and experiences at an affordable cost

Through our Oncosalud network in Peru, we operate Latin America’s only fully vertically integrated oncology program. The prepaid Oncosalud plans we sell offer our plan members the certainty of a full range of services in cancer prevention, detection and treatment, including surgery, chemotherapy and radiotherapy, as well as palliative care. We provide these services to our plan members as well as third party payers at an affordable cost, using our networks of Oncosalud and Auna Peru facilities. Our vertical integration has allowed us to be highly efficient and effective, as evidenced by Oncosalud’s 41.1% MLR as of June 30, 2020 and 75.5% 5-year cancer survival rate for the cohort of patients diagnosed between 2010 and 2015. The average age of Oncosalud plan members as of June 30, 2020 was 34.

Moreover, we believe our prepaid oncology plans meet an important need in the Peruvian market, where the vast majority of the population either lacks health insurance or is reliant on the public sector for healthcare coverage, where long waiting periods for consultations and treatments are common and the quality of services is mixed. Cancer is a potentially life-threatening disease, and the prospect of waiting for cancer treatment after being diagnosed is a strong motivation for individuals to seek enhanced coverage. Our prepaid oncology plans take the uncertainty out of cancer care at an affordable cost and cover all aspects of what can be a catastrophic medical condition. We believe the growth in our Oncosalud membership from 266,000 in 2008 to over 888,000 as of June 30, 2020 shows the appeal of our innovative plans. Our plan members include healthcare consumers who do not have any other healthcare coverage, members who are covered by EsSalud but want supplemental coverage for cancer, and individuals who have healthcare coverage from another private payer but want access to our leading expertise in oncology and our integrated care platform.

While 73% of the services covered by our plans were provided at Oncosalud facilities in 2019, Oncosalud is also a significant purchaser of services from our Auna Peru network, with 24% of covered oncology services in 2019 provided by Auna Peru network facilities. We believe that our distinctive platform has enabled us to provide holistic, quality care and produce improved patient outcomes while building a trusted connection with our plan members.

Horizontally integrated regional healthcare networks providing excellent outcomes, seamless patient experiences and significant network-level efficiencies

Our Auna Peru and Auna Colombia networks are horizontally integrated, which we believe allows us to produce excellent patient outcomes and foster a seamless patient experience, while leveraging significant network-level efficiencies to provide our services at an affordable cost. Our Auna Peru network consists of five hospitals, two clinics and several facilities offering complementary services, such as diagnostic imaging and clinical laboratories, while our Auna Colombia network consists of three hospitals, five clinics and several facilities offering similar complementary services. We offer a wide range of medical services, from primary care to high complexity medical services, and have premium clinical capabilities in both networks. In addition, each of our networks is comprehensive and well-coordinated across departments and clinical areas, enabling us to work with the most complete information for each patient and maintain disciplined population health management. This in turn allows us to closely monitor and anticipate patient health requirements, offer patients a streamlined experience and achieve excellent medical outcomes. By covering all of our patients’ healthcare needs in a coordinated manner, we enhance customer satisfaction and bolster our reputation for quality and our brand awareness, which results in greater customer loyalty and demand for our services.

In addition to providing high quality patient outcomes and experiences, our Auna Peru and Auna Colombia networks provide us with multiple network-level efficiencies that we believe would be difficult for competitors to replicate. For example, our scale as a healthcare provider allows us to negotiate favorable rates for the procurement of medicines and medical equipment, providing us with sizeable cost efficiencies. The scale of our network also allows us to attract the best doctors and management talent in the market. We are able to implement systems, such as IT and enterprise resource planning systems, on a centralized basis, which also provides us with substantial cost savings. Finally, we believe that our horizontal integration provides us with increased negotiating power with third party payers, particularly private insurance companies and other healthcare payers. Due to our high-quality care and scale, we have become a “must carry” provider for major private health insurers in both countries, meaning that including our Auna Peru and Auna Colombia facilities in their in-network coverage has become important for their plans to be competitive within their markets. This has allowed us to negotiate favorable prices for our healthcare services.

Premium clinical capabilities at all levels of complexity

We currently operate five general hospitals, two specialized oncology hospitals and five clinics in Peru with a total of 393 beds in both our Oncosalud and Auna Peru networks and two general hospitals, one specialized oncology hospital (IDC) and five clinics in Colombia with a total of 450 beds in our Auna Colombia network. Our facilities specialize in medium and high complexity medical services, such as oncology, cardiology, neonatal care, neurology, trauma and organ and bone-marrow transplants. Our flagship hospital in our Auna Peru network, Clínica Delgado, which has a Diamond accreditation from ACI, is one of only two private hospitals in the country that are licensed to perform organ transplants and is renowned for having one of the best neonatal intensive care units and maternity wards in Peru. Clínica Delgado physicians also performed the first ever thorax abdominal aorta endoprosthesis implant in Peru, and only the third in Latin American history. Our flagship hospital in our Auna Colombia network, Clínica Las Américas, is the leading private hospital in Medellín specializing in high complexity services, including oncology, cardiology and bone-marrow transplants, and was ranked as the 8th best hospital in Colombia in América Economía’s 2019 Best Hospitals Ranking. In Peru through our Oncosalud network, we believe we are one of the best radiotherapy institutes in the country and are one of the only private healthcare providers with a PET scan and cyclotron, which led Clínica Oncosalud to receive a Diamond accreditation from ACI in November 2019. Clínica Delgado and Clínica Oncosalud are the only two facilities in Peru with a Diamond accreditation from ACI. Our premium clinical capabilities are central to the strength of our reputation and our brand, our “must carry” status with health insurers, our ability to attract the best doctors and, most importantly, our ability to provide high-quality care to our patients and plan members.

Proven track record of inorganic and organic growth with active expansion plans in progress

The scale of our networks has been a key component of our success to date, and we believe increasing our scale will increase our efficiency and competitiveness in the future. We have a proven track record of inorganic and organic growth that we believe provides us with the know-how and experience to continue expanding our networks. We have grown inorganically by successfully negotiating seven strategic acquisitions in Peru in 2011 and 2012 to launch our Auna Peru network, which included expanding into Callao, Arequipa, Piura, Trujillo and Chiclayo, urban areas where we did not previously have a presence through Oncosalud. After each acquisition, we invested in upgrading and standardizing each facility to conform to our standards for how a facility should be laid out, equipped and operated. In addition, we acquired Grupo Las Américas on December 27, 2018, marking our entry into the Colombian healthcare market and the launch of our Auna Colombia network. For the period from January 1, 2019 to December 31, 2019, the first full year of our ownership of our Auna Colombia network (which comprises our Healthcare Services in Colombia segment), our Healthcare Services in Colombia segment saw the following: revenue increased by 22.4% to S/409.4 million from revenue from ordinary activities of S/334.5 million (COP357,007.03 million), profit before tax decreased by 57.6% to S/11.4 million from income before income taxes of S/26.9 million (COP28,733.1 million) and Segment EBITDA increased by 26.7% from S/46.1 million (COP49,203.0 million) to S/58.4 million, in each case as compared to Grupo Las Américas’ results for the period from January 1, 2018 to December 26, 2018 prior to the acquisition.

We further advanced our regional expansion in September 2020 through our acquisition of a controlling stake of Clínica Portoazul, a distressed and highly levered private hospital located in Barranquilla, Colombia. The aggregate amount of our initial capital contribution was COP69.417 million, which represents 66.55% of the outstanding share capital of Clínica Portoazul. We believe there are several value opportunities in our acquisition of Clínica Portoazul, including its premium infrastructure with opportunities for operational improvement and expansion in oncology services. In addition, it provides us access to Barranquilla, the fourth largest city in Colombia and a market with an attractive demand that is currently covered by low-quality services. Our expansion into this new market increases the potential to create a multi-city healthcare franchise in Colombia with high negotiation power with insurance companies.

We have a dedicated integration team with more than eight years of experience and we believe we have been able to achieve these improved operating results in our Auna Colombia network primarily due to the implementation of our protocols and our consolidation and streamlining of its operations. We expect our integration team will continue to have a positive effect on our profitability and growth in the near future as we continue to expand through acquisitions in Peru, Colombia and other similar markets in Latin America.

We have also grown organically by building our own facilities and expanding the existing facilities. For example, we built our flagship hospital in Peru, Clínica Delgado, from the ground up in the Miraflores district of Lima, one of the city’s prime residential areas. Clínica Delgado was designed by Gresham Smith & Partners, one of the leading architecture firms for healthcare facilities in the United States. We commenced planning and construction in 2011 and started operations in 2014. By 2017, Clínica Delgado had established itself as the leading high complexity hospital in the country, offering more than 40 specialties and subspecialties.

We are also currently expanding some of our existing facilities, including Clínica Delgado and Clínica Vallesur, where we expect to add approximately 82 and 23 additional beds, respectively, by 2023 and between 2021 and 2022, respectively. We have also started construction of new hospitals in Chiclayo and Piura, Peru that will each have approximately 68 beds, where we expect to start operations between 2021 and 2022 and in 2023, respectively, and we are currently building Clínica del Sur in Envigado, Colombia, which we expect to add approximately 144 beds to our Auna Colombia network in 2022.

The successful execution of organic and inorganic initiatives has allowed us to increase the number of beds in our networks on an aggregate basis from 130 in 2012 to 698 as of the date of this prospectus and we expect to add over 385 beds by the end of 2023.

Solid financial growth backed by strong operating fundamentals

We believe that the quality of our services, the scale of our networks and our focus on cost efficiency has allowed us to achieve market-leading financial performance, even as the Peruvian and Colombian economies have experienced moderate growth levels as compared to the previous decade. In the year ended December 31, 2019, we generated revenue of S/1,382.6 million (US$390.1 million), profit for the year of S/73.9 million (US$20.8 million), EBITDA of S/226.3 million (US$63.9 million) and Adjusted EBITDA of S/234.4 million (US$66.1 million), which represented an increase of 60.5%, 101.6%, 82.9% and 78.5%, respectively, compared to the year ended December 31, 2018. Although we generated a loss for the period in the first six months of 2020 due primarily to the COVID-19 pandemic, we maintained a gross margin of 37.2%. We believe our gross margin historically and for the period ended June 30, 2020 solidly places us among the most profitable healthcare network operators in South America, including those in countries with more advanced healthcare systems such as Brazil and Chile, based on gross margins published by other publicly-traded healthcare companies in South America.

Management team, board of directors and shareholders with industry know-how and strategic vision

We believe that the combined strengths and proven experience of our management team, board of directors and shareholders has succeeded in making Auna one of the premier companies in the healthcare industry in the Andean region. In addition, we believe the track record and depth of knowledge of our management team provide us with a distinct competitive advantage. Our chief executive officer, Luis Felipe Pinillos Casabonne, has been working at Auna in various roles for nearly 20 years, and led the expansion of our business into general healthcare services and the development of the Auna networks in Peru and Colombia in conjunction with Enfoca, our controlling shareholder. Our chief financial officer, Pedro Castillo, served as CFO between 2010 and 2014 of Maestro, which had been acquired by Enfoca and expanded to become Peru’s leading home improvement retailer. Mr. Castillo was a key player in Maestro’s strong performance during the period, as well as in its landmark sale to Falabella Perú in 2014.

Our controlling shareholder, Enfoca, is one of Latin America’s foremost investment firms and has a proven track record of contributing to our and other consumer-facing companies’ growth in the region. Enfoca has contributed to the implementation of best-in-class corporate governance practices that we believe positions us well for sustainable long-term growth. In addition, Enfoca has actively participated in many of our management-level committees, including our executive, infrastructure and human talent committees, and helped drive the execution of our growth strategy. We believe that our controlling shareholder’s continuing support, engagement with management and long-term vision for growth gives us a competitive advantage.

We believe we will be able to continue to attract and retain the best talent in the healthcare industry in our markets, as our brand and our networks have become among the most prestigious in the healthcare industry in the Andean region.

Our Strategy

Our mission is to transform healthcare in the countries in which we operate by providing excellent patient outcomes and a positive and streamlined patient experience, all at an affordable cost. We believe our patient-

centric culture, our use of technology and agile teams to enact change, and our capacity to scale with cost efficiencies nationally and regionally drive our strategic development. To achieve our mission and strategic direction, we rely on the following:

Leverage our culture to continue enhancing the experience of our plan members and patients and our ability to provide first-class medical outcomes at an affordable cost

We believe that demand for our services is driven by our ability to offer high quality healthcare services that produce first-class medical outcomes at integrated facilities that meet all of our patient needs and that provide a seamless experience at an affordable cost. As a result, our ability to continue enhancing the experience of plan members and patients within our networks is central to our growth strategy. We believe we have a unique patient-centric culture that focuses on proactive interactions with our plan members and patients to promote health objectives, including through innovative uses of technology, with the goal of fostering life-long relationships with them. We believe we can leverage our culture to continue enhancing the plan member and patient experience in the future.

In our Oncosalud network, we put significant emphasis on healthy lifestyle habits and regular medical check-ups to help ensure our plan members remain healthy and that cancer and any other illnesses are detected early. With our focus on healthy living, we are well positioned to detect and treat disease early. This allows us to have a greater impact on plan member health as treating disease early typically provides better patient outcomes. Early detection also strengthens our connection with each patient and enhances the likelihood that we will be the provider of choice for patients for other services over time. In addition, detecting diseases and conditions early also allows us to control costs, as many diseases, including cancer, are both less expensive to treat and more likely to be cured if detected earlier. Incorporating best practices learned over 30 years of experience in Oncosalud, we are increasing our prevention and early detection services in our Auna Peru and Auna Colombia networks as well. As we continue to roll out prevention and early detection programs, we expect to significantly increase the utilization of population management techniques and data analysis that further enhance our preventive medicine approach.

In recent years, we have increasingly differentiated our networks by harnessing technology that enhances the patient experience throughout the treatment cycle. For example, we were the first medical group in Peru to launch an EMR system that is accessible to doctors and staff, and we currently have our HIS in place at all of our hospitals in Peru. We intend to expand our HIS to the Auna Colombia network as well. We also have introduced kiosks and a mobile app, which allow our patients to make and pay for appointments in a convenient manner. These investments in technology allow us to provide standardized information in a timely and accessible manner to our healthcare providers, which not only eases the burden on our healthcare staff, but also enables us to provide efficient service to patients and their families. We plan to continue investing in technology to enhance the patient experience at our networks and that will allow us to stay in closer touch with our patients after they have left our direct care.

Expand our patient and member universe and leverage compelling socioeconomic dynamics in the markets where we operate

As the Peruvian and Colombian middle classes continue to expand over the next decade, we expect their constituents will increasingly demand high-quality healthcare services and products at an affordable cost, particularly if public sector capabilities and infrastructure continue to lag behind. Our more than 30-year track record provides us with extensive knowledge about our patient and plan member populations. With our growing Auna platforms, we believe we are well positioned to capture a significant portion of this currently underserved market in Peru and Colombia. In order to do so, we intend to expand our offerings, focusing particularly on the underserved segments of the population, and enter new market segments. For example, in Oncosalud, we have recently launched two new plans, a new lower-cost plan covering the most common and treatable cancers, which is expected to be within the economic reach of a larger segment of Peru’s population and a prepaid plan covering general healthcare services. We have also recently introduced a pilot for a plan covering a range of other potentially catastrophic diseases and conditions that require hospitalization and/or complex treatments. We expect to officially launch this plan in 2020. We are also considering introducing other prepaid plans in Peru covering other healthcare services. In addition, we are entering new market segments. For example, through the Torre Trecca PPP, once we are able to begin operations, we will provide services to a patient population previously attended only by public sector service providers, and we may seek to enter into additional PPP agreements in the future. We believe expanding our patient and member universe will not only increase our brand awareness and demand for our services, but also provide us with increased economies of scale, allowing us to continue increasing our efficiency levels over time.

Continue to expand our networks through organic and inorganic growth

The scale of our integrated healthcare networks in Peru and Colombia is central to our success – it increases our brand awareness, allows us to achieve cost efficiencies at the network level and improves our bargaining power with third parties, including third party payers and suppliers of medicines and medical equipment. As a result, our scale provides us with the resources to continually improve the quality and breadth of our healthcare services. Due to the relatively low penetration of healthcare services in both Peru and Colombia, deficits in medical capacity and, particularly in Peru, the generally poor quality of most public and many private healthcare alternatives, we believe there is significant room for growth and we intend to continue investing in our business and adding facilities to each of our networks. Our goal is to have a presence in all of the major urban centers in the countries in which we operate, and in doing so increase our patient and member universe. Although we have a well-established presence in Lima and other large cities in Peru, there are several cities in Peru where we do not currently have a presence that have sufficient potential demand to be attractive markets to enter. Additionally, in Colombia, we currently only operate in the Medellín metropolitan area and Barranquilla and we are seeking to establish a presence in several of Colombia’s other major cities. We seek to add facilities to our networks that meet our standards of quality in terms of expertise of available medical staff, modern infrastructure that enables efficient operation and ease of access for patients and plan members in terms of location.

In Peru, we are currently focused primarily on organic growth, as we have developed a proprietary model that we believe is the best vehicle for our expansion throughout the country. Since 2011, we have worked on developing a blueprint for the development of new medium to high complexity medical facilities based on our experience to date in building, modernizing and expanding facilities. This blueprint, which we refer to as the Auna Model, sets forth what we believe are ideal parameters in terms of number of beds and number of outpatient, emergency and operating rooms at a facility in order launch the new facility, or add capacity at an existing facility, and reach profitability effectively and efficiently. We are currently using the Auna Model for the expansion of Clínica Vallesur in Arequipa and for the construction of two new 66-bed facilities that we believe will be the leading hospitals in Chiclayo and Piura.

In Colombia, given the market fragmentation and the relatively larger number of high-quality facilities operated by third parties than in Peru, we are currently focused primarily on inorganic growth. In September 2020, for example, we acquired Clínica Portoazul, a private hospital located in Barranquilla, Colombia. We have identified a robust pipeline of other opportunities that can help us continue to expand our presence in the country, and we believe our proven integration capabilities position us as a natural market consolidator. Our acquisition strategy in Colombia is focused on the key urban areas in the country, such as Bogotá and Cali. We are also pursuing organic growth in Medellín where we already have a strong presence through the construction of Clínica del Sur, a state-of-the-art hospital providing medium and high complexity services in Envigado, a city bordering Medellín that has low hospital penetration. We are using the Auna Model to build Clínica del Sur and expect to launch operations at the facility in 2022, which will further strengthen our position in the Antioquia region of which Medellín is the capital.

In addition, we are continually evaluating expansion opportunities in other markets in Latin America that are structurally and demographically similar to Peru and Colombia and may seek to enter new markets in the future. As we expand our healthcare networks, we will increase our horizontal integration, which we believe will allow us to continue capturing increased demand for our services and generating substantial cost savings and synergies across facilities.

Continue enhancing and increasing the value proposition of our networks

Our ability to offer high quality healthcare services across our Auna Peru and Auna Colombia networks has been a significant contributor to demand for our healthcare services and has made us a “must carry” for healthcare coverage providers in Peru and Colombia. Through the breadth of our networks, we are able to be a one-stop shop for our patients, offering treatments in addition to diagnostic imaging, pharmaceuticals and laboratory services within our network of facilities. In addition, with the benefit of our technology and the standardized information it provides across facilities, we are able to provide patients care at any of our facilities, even if it is not the usual location at which they obtain healthcare services. For example, if a patient typically receives healthcare at one of our lower complexity facilities, but needs a high complexity service, we can access their medical records at another facility that is able to provide the high complexity service, which allows us to provide efficient service across our network. We intend to place a greater focus going forward on differentiating the role that each of our facilities has within the networks so that we can increase the value proposition of our networks overall. While high complexity services will be centered at Clínica Delgado in Peru and Clínica Las Américas in Colombia, we intend to increase the complexity of services that all of our facilities can handle in each of our markets where the need for higher-complexity services justifies it, particularly in the hospitals in provinces outside of Lima and Medellín. To complement our existing network, we intend to open new lower-complexity facilities in residential areas closer to our patients, providing easy access to care. We believe this will increase our touchpoints with patients, boost our brand awareness and foster further loyalty to our networks, while also deepening our horizontal integration and our ability to achieve network-level efficiencies.

Our History

Our company was originally founded to address an unmet need in the quality and accessibility of treatment for cancer in Peru. At the end of the 1980s, even though science continued to make advancements with respect to cancer treatment, Peru faced a deep economic crisis and most of the population could not access advanced care for cancer. Patients were usually treated by generalist physicians or specialists in other areas and therefore did not receive adequate treatments. To make matters worse, insurance companies did not provide coverage for cancer.

In 1989, Dr. Luis Pinillos and Dr. Carlos Vallejos, both former directors of INEN and Ministers of Health of Peru, founded Oncosalud to address this unmet need. Oncosalud began as a healthcare coverage program covering oncology services, which at the time cost US$1 per month per patient with no deductibles or copayments. The program provided unlimited coverage for cancer treatment through the end of the disease’s cycle, including medicines, surgeries and other treatments, in all cases provided by specialists. With the help of Victor Hugo Gonzáles and Juan Serván, renowned experts in healthcare coverage, and the medical leadership of Dr. Pinillos and Dr. Vallejos, Oncosalud quickly began to gain members at a rapid pace while we developed a dedicated network of facilities for preventing and treating cancer. Starting in 1997, we began opening clinics for cancer treatments. In 2014, we opened Clínica Oncosalud, a specialized oncology hospital and one of the most renowned oncology centers in Peru, offering a fully integrated platform for the prevention, detection and treatment of cancer.

In 2008, Enfoca, one of Peru’s foremost investment firms, formed a partnership with Oncosalud’s original partners, and together they launched Grupo Salud del Perú (today, Auna), which became the holding company of Oncosalud. In 2011, Grupo Salud del Perú launched the Auna brand and began its transformation into a full-fledged healthcare company. This transformation began with a series of acquisitions to expand our national footprint in Peru, including:

•	In October 2011, we acquired Servimédicos, a clinic, in Chiclayo, one of Northern Peru’s key economic hubs with a population of more than 550,000 people;

•	In November 2011, we acquired Clínica Camino Real, a hospital, in Trujillo, Peru’s third largest city with a population of more than 900,000 people;

•	In December 2011, we acquired Clínica Bellavista, a hospital, in Callao, a province located next to Lima with a population of more than one million people;

•

In March 2012, we acquired (i) a stake in Clínica Miraflores, a hospital, in Piura, another key hub in Northern Peru with a population of more than 470,000 people; and (ii) a stake in Clínica Vallesur, a hospital, in Arequipa, Peru’s second-largest city with a population of more than one million people; and

•	In May 2012, we acquired R&R Patólogos, a medical laboratory, as well as Cantella, a clinic in Lima.

Following these acquisitions, in 2014, we launched Clínica Delgado, our network’s hallmark facility, and one of the leading high-complexity hospitals in Latin America, with over 40 specialties and state-of-the-art technology.

By 2017, we had built a unique, integrated healthcare platform in Peru with national reach. At the end of 2018, we launched our regional expansion plan with the acquisition of Grupo Las Américas, one of the leading private healthcare groups in Medellín, Colombia with key similarities to our Peruvian operations:

•	Clínica Las Américas, one of the top 10 hospitals in Colombia, which is focused on high-complexity services, similar to Clínica Delgado; and

•	IDC, one of Colombia’s largest and leading private cancer treatment institution, and the only healthcare provider in the country that is a sister institution with MD Anderson.

In September 2020, we expanded our regional presence in Colombia through the acquisition of Clínica Portoazul, a private hospital located in Barranquilla.

In 2020, in anticipation of this offering, we changed our corporate form from a sociedad anónima to a sociedad anónima abierta.

Our Corporate Structure

The ownership structure of our subsidiaries is shown in the following chart. Auna Salud S.A.C. owns 100% of Oncosalud as well as our other operating subsidiaries. Our wholly-owned Oncosalud subsidiary is both the seller of prepaid oncology plans as well as the owner and operator of the dedicated oncology facilities in our Oncosalud network, a 72.9% owner of Medic Ser, which holds Clínica Delgado, the flagship hospital of our Auna Peru network, and indirect owner of 99.8% of Grupo Las Américas and 66.55% of Clinica Portoazul, which together comprise our Auna Colombia network.

A simplified organizational chart showing our corporate structure is set forth below.

*	We own 100% of all of our operating subsidiaries, other than Clínica Miraflores, Clínica Vallesur and Clínica Portoazul, of which we own 94.17%, 88.23% and 66.55%, respectively.

Our Products and Services

We operate our business through three segments: (i) Oncosalud Peru, (ii) Healthcare Services in Peru and (iii) Healthcare Services in Colombia, which correspond to our three networks Oncosalud, Auna Peru and Auna Colombia, respectively.

Oncosalud Peru

Oncosalud Peru is a vertically integrated oncology platform through which we are both a healthcare payer and a provider. We sell oncology plans that provide healthcare coverage for the prevention, detection and treatment of cancer and provide oncology healthcare services to those covered by our plans as well as patients with other forms of private healthcare coverage, including traditional insurance and other prepaid plans, through our network of Oncosalud-dedicated facilities. Through this vertically integrated model, we offer our plan members a full range of services in cancer prevention, detection, treatment and palliative care at our network of facilities at an affordable cost. As of June 30, 2020, we provided oncology plans to over 888,000 Oncosalud plan members. During 2019 and the first six months of 2020, we operated a total of 109 beds and treated more than 12,500 and 8,400 patients, respectively, through our network of three oncology clinics and two specialized oncology hospitals.

Our Oncosalud Peru segment generated S/314.8 million (US$88.8 million) in revenue in the six months ended June 30, 2020, 88% of which was related to premiums earned from oncology plans and 12% of which was related to the provision of oncology services at our facilities to patients that are not covered by our oncology plans.

We believe that our vertically integrated structure has been very effective at preventing, detecting and treating cancer while also managing the more serious and high-cost medical cases. Although only a small portion of our plan members are diagnosed with cancer each year, we provide regular screenings under each plan, which allows us to detect cancer at earlier stages and lowers the cost of treatment than if the cancer had been caught later. As a result, we have been able to achieve a 75.5% 5-year cancer survival rate for the cohort of patients diagnosed between 2010 and 2015, while at the same time maintaining MLR levels in our oncology plans at around 51% as of December 31, 2019. Comparatively, the 5-year survival rate in the U.S. during 2007 – 2013 (latest data available) was estimated to be 69% in 2018 by the American Cancer Society; the 5-year survival rate for Medicare PPS-exempt cancer hospitals in the U.S. was estimated to be 53% in 2015 (latest data available) by the Memorial Sloan Kettering Cancer Center; and the U.K.’s National Health Service estimated England’s 5-year survival rate at 50% in 2010. Oncosalud’s network of oncological facilities is much smaller than the hospital networks evaluated in such studies and only treats a small, relatively wealthy portion of the Peruvian population as compared to the U.S. and U.K. hospital networks evaluated in such studies. Moreover, certain cancers are harder to successfully treat than others and a higher incidence of such cancers in any one of these studies could have impacted the 5-year survival rate disproportionately as compared to the populations evaluated in the other studies. As a result of such factors, Oncosalud’s 5-year survival rate is not directly comparable to the 5-year survival rates presented in such studies. However, we believe that such studies provide some context for Oncosalud’s 5-year survival rate.

Oncology plans

Our oncology plans are prepaid healthcare plans, meaning that plan members pay a fixed amount per year which covers any service covered by the type of plan a member has.

We currently offer eight different oncology plans. Approximately 806,000 plan members, or 91% of our plan members, purchase three of our plans, which had the following membership as of June 30, 2020: (i) OncoPlus, our premium plan that had approximately 396,000 plan members, (ii) Oncoclásico Pro, our mid-level plan that had approximately 287,000 plan members, and (iii) Oncoclásico, our basic plan, which had approximately 123,000 plan members. The main coverage details for our principal plans are as follows:

Type of Service	Level of Coverage (%)
	OncoPlus	Oncoclásico Pro	Oncoclásico
Outpatient appointments, surgery procedures, home visits and anesthesia	100%	100%	100%

Chemotherapy	100%	100%	100%

Specialized biological therapy, including: – Monoclonal antibodies – White cell stimulants – Enzyme inhibitors – Immunotherapy	100%	70%	—

Non-biopsiable invasive cancer treatment	100%	100%	100%

Bone marrow transplants	100%	100%	—

Osteosynthesis	100%	70%	—

Breast reconstruction	100%	70%	—

Breast prosthesis	100%	70%	—

Annual screenings	1 every year	1 every 2 years	1 every 2 years

Monthly fees for each of our plans differ based on a plan member’s age, and as of June 30, 2020 the average age of our plan members was 34. The monthly fees for our three principal plans in 2020 were as follows:

Age range	OncoPlus		Oncoclásico Pro		Oncoclásico
0-25	S/	31	S/	25	S/	19
26-40	S/	90	S/	48	S/	38
41-45	S/	102	S/	55	S/	42
46-50	S/	120	S/	63	S/	50
51-55	S/	142	S/	98	S/	79
56-60	S/	174	S/	122	S/	99
61-65	S/	227	S/	162	S/	127
66-70	S/	293	S/	226	S/	182
71-75	S/	335	S/	291	S/	246
76-80	S/	365	S/	335	S/	264
81-85	S/	394	S/	370	S/	287
86-100	S/	412	S/	388	S/	297
100+	S/	417	S/	393	S/	301

*

For plan members between the ages of 36 and 85, monthly fees increase incrementally with each year. Monthly fees presented for age groups between 36 and 85 are average fees paid by members of that group.

Oncosalud introduced a pilot for and recently launched two new plans, a lower-cost plan covering the most common and treatable cancers, which is expected to be within the economic reach of a larger segment of Peru’s population, and a prepaid plan covering general healthcare services. Oncosalud also launched a pilot of a prepaid plan covering a range of other potentially catastrophic diseases and conditions that require hospitalization and/or complex treatments, all of which are currently provided through Oncosalud. We expect to officially launch these plans in 2020.

During the first six months of 2020, while 70% of Oncosalud’s covered services were provided at Oncosalud facilities, 26% of services were provided at other facilities in our Auna Peru network and only 4% were provided at third-party facilities.

Oncology healthcare services

We provide healthcare services for the prevention, detection and treatment of cancer through a network of dedicated Oncosalud facilities to those covered by our plans as well as patients with third-party healthcare coverage. We operate two specialized oncology hospitals and three oncology clinics to provide our oncology services to our plan members and patients with third-party healthcare coverage. Our facilities have premier clinical capabilities. We believe Clínica Oncosalud is one of the best radiotherapy centers in Peru, as we are one of the only providers with a private PET scan and cyclotron and one of the only private providers in the country providing intraoperative radiotherapy, all of which has allowed us to obtain a Diamond accreditation from ACI. Supported by some of Peru’s best cancer specialists, we treated more than 12,500 and 8,400 patients at our Oncosalud facilities during 2019 and the first six months of 2020, respectively.

The following table sets forth additional information with respect to our Oncosalud facilities:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds
Clínica Oncosalud	Lima	Owned	Hospital	High	75
Oncosalud San Borja	Lima	Leased	Hospital	Medium	34
Oncosalud Miraflores	Lima	Owned	Clinic	—	—
Oncosalud San Isidro	Lima	Owned	Clinic	—	—
Oncosalud Surco	Lima	Leased	Clinic	—	—

We are also one of the few providers in Peru with a dedicated palliative homecare unit, which allows us to remain in close contact with our patients until the very end of the disease’s cycle even when that outcome is not remission. This is an integral part of the Oncosalud value proposition, and something that we believe distinguishes us from competing services in the market.

Healthcare Services in Peru

We provide healthcare services in Peru through our Auna Peru network, a horizontally integrated network of hospitals, clinics, diagnostic imaging centers and clinical laboratories, making us one of the country’s largest, horizontally integrated private healthcare networks.

Our Auna Peru network is primarily centered around five hospitals and two clinics in Lima, Arequipa, Chiclayo, Piura and Trujillo, which are the principal cities in the five most populated departments in Peru, with each department having a population above one million. As of June 30, 2020, our Auna Peru network included 284 beds. We treated more than 198,000 and 95,000 patients at our facilities during 2019 and the first six months of 2020, respectively.

Our Healthcare Services in Peru segment generated S/195.2 million (US$55.1 million) in revenue in the six months ended June 30, 2020, 48% of which was paid by third-party private insurers and 33% of which was paid out-of-pocket by our patients, with the remainder of payments generated by intersegment transactions involving medical services performed at facilities within our network.

Through our Auna Peru network of facilities, we are focused on providing a seamless, integrated healthcare experience for our patients at varying levels of complexity. Our high-complexity services are centered at our flagship hospital in this network, Clínica Delgado, which we built from the ground up between 2011 and 2014 and which was designed by Gresham Smith & Partners, one of the leading architecture firms for healthcare facilities in the United States. We treated 91,791 and 44,797 patients, or 41% and 47% of our total patient volume, at Clínica Delgado during 2019 and the first six months of 2020, respectively. Clínica Delgado has a Diamond accreditation from ACI and is ranked among the best hospitals in Peru in a wide range of categories by GHI’s Hospirank Peru 2018 report. Notably, it is one of only two private hospitals in Peru licensed to perform organ transplants and is renowned for having one of the best neonatal intensive care units and maternity wards in Peru. Clínica Delgado physicians also performed the first ever thorax abdominal aorta endoprosthesis implant in Peru, and only the third in Latin American history. In addition, we provide a wide variety of medium-complexity services at our regional hospitals and clinics outside of Lima.

Our Auna Peru network is horizontally integrated, meaning that our patients are provided with a seamless experience regardless of which of our facilities they access. We cover all of our patients’ healthcare needs in a coordinated manner by offering all of the treatments they require in addition to diagnostic imaging, pharmaceuticals and laboratory services. In addition, our sophisticated technology and advanced data management allow us to closely monitor and anticipate patient healthcare needs, efficiently manage costs across our patient population and improve medical outcomes and the quality of our services. Our HIS includes our EMR system, which was the first of its kind in Peru when we implemented it in 2013, and is implemented in all of our hospitals in Peru other than Clínica Bellavista, allows doctors and medical staff at any of our facilities to work with the most complete information on each patient and makes it easy for patients to transfer between facilities if needed. We also have kiosks and a mobile app, which allow our patients to make and pay for appointments in a convenient manner. By covering all of our patients’ healthcare needs in a coordinated manner, we enhance customer satisfaction, incentivize patients to remain within our networks and bolster our reputation for quality and our brand awareness.

The following table sets forth additional information with respect to the hospitals and clinics in our Auna Peru network:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds
Clínica Delgado	Lima	Owned(1)	Hospital	High	164
Clínica Vallesur	Arequipa	Owned	Hospital	Medium	45
Clínica Miraflores	Piura	Owned	Hospital	Medium	44
Clínica Bellavista	Callao	Owned	Hospital	Medium	23
Clínica Camino Real	Trujillo	Owned	Hospital	Medium	8
Servimédicos	Chiclayo	Owned	Clinic	Medium	—
Cantella	Lima	Owned	Clinic	Medium	—

(1)

We own the facility and have the right to use, enjoy and encumber the surface of the land on which Clínica Delgado sits via a surface rights agreement. See “—Material Agreements—Surface Rights Agreement.”

Throughout our network we provide more than 40 medical specialties and subspecialties, and we specialize in medium- and high-complexity medical services, such as oncology, cardiology, neonatal care, neurology, trauma and organ and bone-marrow transplants. Notably, Clínica Delgado is the only hospital in Peru providing all cardiology-related subspecialties, such as clinical cardiology, cardiovascular surgery, electrophysiology and pacemakers, hemodynamics and cardiological intervention, intensive cardiology, cardiology imaging, and pediatric cardiology (including congenital anomalies).

We are also beginning the process of entering into new markets in our Auna Peru network. While we currently only provide services to private payers, we are awaiting approval of certain project milestones and certain amendments to the Torre Trecca concession agreement, in order to rebuild Torre Trecca as a high-rise outpatient facility and begin operating Torre Trecca through a PPP on behalf of EsSalud. Once we receive approval of the pending documentation, we expect it to take 18 to 24 months to rebuild and redevelop the Torre

Trecca facility, which is currently not in use, and begin operations. Through this partnership, once we are able to begin operations we expect to handle approximately 15% of EsSalud’s yearly outpatient volume, or approximately 1.5 million outpatient consultations per year. This partnership will allow us to expand the patient population we serve by providing services to patients that currently receive care through the public sector, which we believe will further raise brand awareness and increase demand for our services.

Healthcare Services in Colombia

We provide healthcare services in Colombia through our Auna Colombia network, which we launched through the acquisition of Grupo Las Américas, one of Colombia’s leading healthcare groups located in the country’s second-largest market and key economic hub, Medellín. We further expanded our network in Colombia through the acquisition of Clínica Portoazul, a healthcare services provider with state-of-the-art facilities and a premium customer portfolio located in Barranquilla, the fourth largest city in Colombia. We are in the process of integrating Clínica Portoazul into our Auna Colombia network. Our Auna Colombia network consists of two hospitals, Clínica Las Américas and IDC and five clinics in Medellín and one hospital, Clínica Portoazul, in Barranquilla, as well as a range of facilities providing complementary services. As of June 30, 2020, our network included 305 beds. We treated 246,000 and 124,000 patients at our facilities in 2019 and the first six months of 2020, respectively.

Like in our Auna Peru network, our Auna Colombia network is focused on providing a seamless experience for our patients at varying levels of complexity through a horizontally integrated network of facilities with premium clinical capabilities. Our high-complexity services are centered at our flagship hospital in this network, Clínica Las Américas, and IDC. Clínica Las Américas is the leading private hospital in the city, specializing in cardiology and bone-marrow transplants and was ranked the 8th best hospital in Colombia by América Economía’s 2019 Best Hospital Rankings. IDC is also renowned as one of the top oncology hospitals in the country and is the only healthcare institution in Colombia that is a sister institution of MD Anderson. To attain this relationship with MD Anderson, a cancer-fighting institution must be deemed by MD Anderson to have research- and education-based capabilities meeting certain of MD Anderson’s quality standards after undergoing an application process. Through an annual fee, we have access to educational tools, participate in collaborative research with MD Anderson and its global network of sister institutions and are able to send our IDC patients to MD Anderson’s facilities. IDC is also affiliated with the Union for International Cancer Control. These affiliations allow IDC to share best practices and new treatments with a wide range of institutions around the world.

The following table sets forth additional information with respect to the main facilities in our Colombian network:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds
Clínica Las Américas	Medellín	Owned	Hospital	High	305
Instituto de Cancerología(1)	Medellín	Owned	Hospital	High	—
Clínica Portoazul	Barranquilla	Owned	Hospital	High	150
CLA—San Fernando	Medellín	Owned	Clinic	—	—
CLA—City Plaza	Medellín	Owned	Clinic	—	—
IDC—Aguacatala	Medellín	Owned	Clinic	—	—
IDC—Rionegro	Medellín	Leased	Clinic	—	—
Arkadia	Medellín	Owned	Clinic	—	—

(1)	Overnight stays for Instituto de Cancerología patients are provided at Clínica Las Américas.

Our Future

We believe that our integrated healthcare networks in Peru and Colombia increase our brand awareness, provide cost efficiencies at the network level and improve our negotiating position with third parties, and as a result, provide us with the resources to invest in our business and continually improve the quality and breadth of our healthcare services. Due to the relatively low penetration of healthcare services in both Peru and Colombia, deficits in medical capacity and, particularly in Peru, the generally poor quality of most public and private healthcare alternatives, we believe there is significant room for growth and we intend to continue adding facilities to each of our networks. We seek to add facilities to our networks that meet our standards of quality in terms of expertise of available medical staff, modern infrastructure that enables efficient operation and ease of access for patients and plan members in terms of location. Because we are focused on the quality of the facilities we add to any of our networks, we will add to our networks both organically and inorganically, depending on what makes most sense in the particular market.

In Peru, we are currently focused primarily on organic growth because we have developed a proprietary model that we believe is the best vehicle for our expansion throughout the country. However, we do pursue acquisitions from time to time of facilities that will complement our growth plan. In Colombia, where there are more high quality facilities operated by third parties but the market remains fragmented, we are primarily focused on inorganic growth. We have identified a robust pipeline of opportunities in Colombia that can help us continue to expand our presence in the country, and we believe our proven integration capabilities position us as a natural market consolidator. Our acquisition strategy in Colombia is focused on key urban areas, including Bogotá, Cali and Barranquilla. For example, we recently expanded our network to Barranquilla through our acquisition of Clínica Portoazul. We believe expanding our network to other cities in Colombia will allow us to increase our horizontal integration and achieve the same level of efficiency and economies of scale that our Peruvian network has attained.

Our current pipeline of opportunities in Peru and Colombia includes the following:

Project	Country	Stage
Project A	Colombia	Ongoing due diligence(1)
Project B	Peru	Ongoing due diligence(1)
Project C	Colombia	Ongoing due diligence(1)
Project D	Colombia	Ongoing due diligence(1)
Project E	Colombia	Ongoing process(2)
Project F	Colombia	Ongoing process(2)
Project G	Colombia	Ongoing process(2)
Project H	Peru	Ongoing process(2)
Project I	Peru	Ongoing process(2)
Project J	Peru	Ongoing process(2)
Project K	Colombia	Screening(3)
Project L	Colombia	Screening(3)

(1)	A data room has been opened and we have begun diligencing the asset.
(2)	We have engaged with the target and received preliminary operational and financial information.
(3)	We have engaged in preliminary discussions of an asset that may come to market in the future.

In Peru, we are currently building an additional 23,000 square meters at Clínica Delgado, which we expect to add approximately 82 beds to our capacity there and which we expect to complete in 2023. We are also currently building a new medium-complexity hospital in Chiclayo and Piura, which we expect each to add approximately 68 additional beds to our capacity between 2021 and 2022 and by 2023, respectively. Lastly, we are also building two new towers at Clínica Vallesur in Arequipa, which we expect to add approximately 23 beds there. Certain of these construction projects are currently on hold as a result of the COVID-19 pandemic. This pause notwithstanding, we expect to add around 250 additional beds to our aggregate capacity within the next three years, primarily in the markets in which we already operate.

We continue to pursue organic growth in Colombia through the construction of Clínica del Sur in Envigado, a city bordering Medellín that has low hospital penetration. We expect to launch Clínica del Sur in 2022 with approximately 144 beds. We expect this to further strengthen our dominant position in the Antioquia region where Medellín is the capital.

Over the past 8 years, we have worked on developing the Auna Model, a blueprint for the development of new medium- to high-complexity medical facilities based on our experience to date in building and expanding facilities. This blueprint sets forth what we believe are ideal parameters in terms of number of beds and number of outpatient, emergency and operating rooms at a facility in order to efficiently and expeditiously launch a new facility or add capacity at an existing facility. We have started using the Auna Model to standardize and optimize the facilities that we add to our network, either by acquisition or by new development and expansion, including for the expansion of Clínica Vallesur in Arequipa and the construction of the hospital in Chiclayo and Clínica del Sur.

In addition to building on our network of facilities, we are also seeking to increase demand for our services in other ways. For example, in order to continue to enhance the experience of our plan members and patients, we are working on developing new digital applications to allow us to increase touchpoints with our patients. We are also developing new healthcare coverage products, such as the three products for which we launched pilots through our Oncosalud subsidiary in 2019.

Employees and Medical Staff

As of June 30, 2020, we had 6,761 employees in Peru and Colombia, including 4,198 medical personnel, which includes physicians, nurses and technicians. Approximately 2% of our employees were part-time employees, the majority of which are physicians that are hired on a fee-for-service basis. We are subject to various laws that regulate wages, hours, benefits and other terms and conditions relating to employment. As of June 30, 2020, none of our employees were members of labor unions.

Our hospitals and clinics, like most institutions in the industry, have experienced rising labor costs. In both Peru and Colombia, attracting and retaining qualified medical personnel, in particular nurses, has become a significant operating issue for healthcare providers. See “Risk Factors—Risks Related to Our Business—Our performance depends on our ability to recruit and retain quality medical professionals, and we face a great deal of competition for these professionals, which may increase our labor costs and negatively impact our results of operations.” To address this challenge, we have implemented several initiatives to improve retention, recruiting, compensation programs and productivity, including:

•	Flexible and highly competitive compensation mechanisms for physicians;

•	A new training and support plan for nurses that includes professional development and wellness courses; and

•

A corporate professional growth and development program in Peru called CRESER, which aims to develop talent within our corporate and administrative unit by providing a clear, structured career path for high potential employees.

Our hospitals and clinics are staffed by licensed physicians, including physicians employed by us, physicians working as independent contractors and physicians who are hired through contracts that we have with certain medical groups or doctors’ associations in Peru and Colombia. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals or clinics, but each facility’s medical staff and the appropriate governing board of such facility, in accordance with established credentialing criteria, must approve the addition of each physician to the staff.

Our Operations

Suppliers

Our principal suppliers are contracted through purchase orders for the provision of the medicine, medical supplies and medical equipment needed to provide our services. Procurement of medicine and medical supplies for our networks is currently centralized at each country’s corporate level. We are also in the process of establishing systems and procedures that will allow us to coordinate our procurement process across countries. Our Quality Control Committee and, in the case of technology products, our Technology Evaluation Committee prepare an approved list of suppliers and products both in Peru and Colombia. From this list, our procurement department evaluates potential suppliers and products and selects which suppliers and/or products to use. As of June 30, 2020, we had 136 medicine suppliers in Peru and 36 in Colombia. For the six months ended June 30, 2020, we purchased 70% and 50% of our medicines from our 10 largest suppliers in Peru and Colombia, respectively. For more information on our suppliers, see “Risk Factors—Risks Related to Our Business—We rely on a limited number of suppliers of medical equipment and supplies needed to provide our medical services.”

Procurement of medical equipment is also centralized at the corporate level and is principally managed by our Clinical Engineering Department. This department assesses the equipment needs at all of our facilities, evaluates various suppliers and selects which suppliers to purchase from. This department also oversees the installation of all purchased equipment and the ongoing maintenance of such equipment throughout its useful life.

Sales & Marketing Channels

We sell our oncology plans through a variety of channels, including:

•	Our in-house sales force, which we employ directly and accounted for 22% of plan sales in the first six months of 2020;

•	Telemarketing, which is done by a third-party vendor and accounted for 42% of plan sales in the first six months of 2020;

•	Corporate channel, as some employers provide coverage to employees, which is done by an in-house team and accounted for 10% of plan sales in the first six months of 2020;

•

Partnerships with third parties, such as banks, through which plans are sold directly in bank branches and via call-centers, and credit card companies, which accounted for 11% of plan sales in the first six months of 2020;

•	Independent brokers, which accounted for 10% of plan sales in the first six months of 2020; and

•	Digital advertising, which accounted for 5% of plan sales in the first six months of 2020.

Approximately 48% of the revenues in our Healthcare Services in Peru segment and 97% in our Healthcare Services in Colombia segment were generated by payments from third-party private insurers in the first six months of 2020. As a result, we focus primarily on negotiating contracts with private insurers to ensure that our hospitals and clinics are on their list of approved facilities. We have a dedicated commercial team to handle negotiations with insurance providers, with the objective of building and maintaining close relationships with them and ensuring that our network of hospitals and clinics is included in all their insurance plans.

Technology

We use three main IT systems in Peru:

•

HIS, a specialized system used at our network of facilities, that, among other features, registers our patients’ contact information; manages administrative services, such as hospital admissions and billing; and houses our EMR system;

•	SAP, our enterprise resource planning system, that handles all of our accounting and financial processes; and

•

Oncosys, a specialized system responsible for the operation of our oncology plans, that, among other features, registers plan members for new plans; tracks procedures, schedules and outcomes; and processes the contractual documentation of our doctors. We expect to replace Oncosys with SAP in the near future as our main system for Oncosalud.

We also rely on two other supporting systems: RIS/PACS, a management system for diagnostic imaging; and LIS, a management system for our clinical laboratories. In addition, we have a patient app, which offers users the possibility of scheduling appointments at any of our seven hospitals in Peru in a convenient and accessible manner and is available at both Apple and Android stores.

In Colombia, we primarily use three systems: Matrix, which supports the hospital network; LIS 4D, a management system for our clinical laboratories; and Servintec, our enterprise resource planning system for administrative and accounting processes. Following our acquisition of Grupo Las Américas in 2018, we are currently in the process of reevaluating these systems in an effort to optimize company resources, as we intend to expand the HIS we currently use in Peru to our Colombian healthcare network.

Trademarks

In Peru, ownership of trademarks can be acquired only through a validly approved registration with INDECOPI. A trademark registration is granted for a term of 10 years from its grant date and can be renewed for successive 10-year periods.

As of the date of this prospectus, we own 116 valid, registered trademarks in Peru. The main trademarks we use in our operations are “Auna,” “Oncosalud” and “AUNA Clínica Delgado Pasión por Cuidarte.”

In Colombia, ownership of trademarks can be acquired only through a validly approved registration with the SIC. A trademark registration is granted for a term of 10 years from the date on which the grant becomes enforceable and can be renewed for successive 10-year periods.

As of the date of this prospectus, we own 198 valid, registered trademarks in Colombia. The main trademarks we use in our operations are “Clínica Las Américas” and “Clínica Del Sur Las Américas.”

Competition

In Peru, we face competition from other privately-operated hospitals, clinics and healthcare networks for the provision of healthcare services. While we are currently one of the few private healthcare networks in the country with broad geographic reach and the market is generally fragmented, our flagship hospital, Clínica Delgado, faces competition from other high-complexity hospitals in Lima, including Clínica Ricardo Palma, operated by Quirónsalud, and Clínica San Pablo, both of which have more installed capacity than Clínica Delgado as well as Clínica San Felipe, operated by Banmédica/United Health, and Clínica Angloamericana, both of which have strong brand recognition in Peru. See “Industry—The Peruvian Healthcare Industry—Healthcare Services Market” for more information. Our regional hospitals outside of Lima principally face competition from the Sanna network, which is owned by Pacífico, the Clínica Internacional network, which is owned by Rímac, and the San Pablo network.

While we are the only provider of a vertically integrated oncology plan in Peru, Oncosalud also faces competition from companies that offer healthcare plans covering oncology services, including from traditional insurance providers and other companies offering prepaid plans covering oncology services. We believe that Oncosalud’s main competitors are Rímac and Pacífico, the two main insurance providers in Peru, both of which have substantial financial resources and provide both specialized oncology plans and general healthcare coverage covering oncology. See “Industry—The Peruvian Healthcare Industry—Healthcare Plan Market” for more information.

In Peru, we do not currently face significant competition from government providers, such as EsSalud and SIS, as their services are widely considered deficient and over capacity despite their substantial financial resources.

Similar to Peru, in Colombia, we face competition from other privately-operated hospitals, clinics and healthcare networks for the provision of healthcare services. Clínica Las Américas’ main competitors based on installed capacity are Fundación Hospitalaria San Vicente de Paul, Hospital Pablo Tobón Uribe and Clínica El Rosario. Although they have smaller installed capacity, Clínica IPS Universitaria and Clínica Medellín, operated by Quirónsalud, are also competitors with strong brand awareness in Colombia. Moreover, unlike in Peru, the infrastructure gap between privately-owned and state-owned facilities is smaller in Colombia and we face competition from state-owned facilities as well.

In addition, the healthcare markets in Peru and Colombia have historically been fragmented and part of our competitive edge has been the reach of our networks. In recent years, new market entrants are seeking to consolidate their positions and increasingly compete with us. For example, in Peru, well-established global players such as UnitedHealth and Quirónsalud have strongly positioned themselves through the acquisitions of Clínica San Felipe and Clínica Ricardo Palma, respectively, while local groups such as Pacífico (through the Sanna network) and Rímac (through the Clínica Internacional network) have established horizontally integrated operations similar to ours in terms of coverage and structure. Similarly, in Colombia, the market has seen increasing consolidation in recent years as both global and local players vie to integrate horizontal platforms in a sector where many top institutions are still owned by foundations and non-profit entities.

Material Agreements

Surface Rights Agreement

On July 8, 2009, Medic Ser entered into an agreement (the “Surface Rights Agreement”) for the surface rights of a tract of land with the Peruvian Red Cross Society. Under the Surface Rights Agreement, Medic Ser has ownership of the buildings on the land and the right to use, enjoy and encumber the surface of the land. The sole and exclusive purpose of the Surface Rights Agreement is the construction of Clínica Delgado and its operation. The Surface Rights Agreement will terminate 40 years after the second anniversary of the registration of the surface rights in the property register by the Peruvian Red Cross Society, which took place on September 2, 2011. The rights are amortized during the forty-year lease period. Pursuant to the Surface Rights Agreement, we are obligated to make monthly payments of US$7,500 in favor of the Peruvian Red Cross Society until the twentieth month after the execution of the Surface Rights Agreement. From that date onwards, and for a 10-year and four month period and three 10-year periods, we are obligated to make monthly payments of (i) US$15,000; (ii) US$25,000; (iii) US$35,000; and (iv) US$45,000, respectively, and in each case, as adjusted by 1.5% annually.

On August 30, 2009, Medic Ser and the Peruvian Red Cross Society entered into an amendment to the Surface Rights Agreement primarily to amend the area of the land for construction of Clínica Delgado.

Torre Trecca Concession Agreement

On August 27, 2010, one of our subsidiaries, Consorcio Trecca S.A.C. (“Consorcio Trecca”), entered into a 20-year concession agreement (the “Torre Trecca Concession Agreement”) with EsSalud, the state agency tasked with overseeing the Peruvian public health insurance system. Under the Torre Trecca Concession Agreement, Consorcio Trecca will renovate, operate and maintain Torre Trecca, a high-rise outpatient facility in Lima, in exchange for monthly payments from EsSalud. Through this partnership, once operational Torre Trecca is expected to handle 1.5 million outpatient consultations per year, constituting about 15% of EsSalud’s outpatient volume.

On April 18, 2011, EsSalud and Consorcio Trecca entered into an amendment to the Torre Trecca Concession Agreement primarily to correct errors in the document and specify operational aspects in connection with the performance of obligations under the Torre Trecca Concession Agreement, such as aligning payment obligations with the progression of construction for the redevelopment portion of the agreement. On July 15, 2011, EsSalud and Consorcio Trecca agreed to pause investment in the project until January 2018. In November 2018, EsSalud and Consorcio Trecca agreed to updated terms, and in June 2019, agreed to begin investment in the project in the third quarter of 2021. As of the date of this prospectus, we are awaiting governmental approval of certain project milestones and certain amendments to the Torre Trecca Concession Agreement to be able to begin operations.

Oncosalud San Borja Lease Agreement

On August 28, 2019, Oncocenter entered into a lease agreement with Promotora Asistencial S.A.C. Clínica Limatambo (the “Oncosalud San Borja Lease Agreement”) for our hospital, Oncosalud San Borja, located in Lima, Peru. The Oncosalud San Borja Lease Agreement has a 10-year term and includes a right of first refusal in favor of Oncocenter for any offer to purchase the property for the duration of the agreement. Pursuant to the Oncosalud San Borja Lease Agreement, monthly lease payments are US$120,000 (S/425,244) and increase by US$10,000 (S/35,437) every six months for the first three years of the agreement. For the remaining seven years of the term, monthly lease payments increase annually to reflect increases in Lima’s consumer price index.

Legal Proceedings

We are party to a number of legal and administrative proceedings arising in the ordinary course of our business, including medical malpractice and employment and labor lawsuits. We categorize our risk of loss in these proceedings as probable, possible and remote. We record provisions only for those proceedings that have a risk of loss deemed to be probable. As of June 30, 2020, we had provisions for outstanding claims in the amount of S/0.5 million (US$0.1 million), which cover all losses resulting from claims filed against us that have a risk of loss deemed to be probable. For more information see Note 13 and Note 24 to our unaudited condensed consolidated interim financial statements.

Regulation of the Peruvian Healthcare Sector

The Peruvian Constitution of 1993 (the “Peruvian Constitution”) recognized a number of rights and guarantees for Peruvian citizens, including, among others, the right to healthcare. The Peruvian Constitution also guaranteed free access to healthcare services through public and private entities. Pursuant to the Peruvian Constitution, the government is also responsible for establishing the rules and regulations governing healthcare providers and for supervising the effective functioning of the healthcare system overall. MINSA is the main governmental entity responsible for such oversight.

MINSA primarily carries out such oversight through SUSALUD, a decentralized, technical entity that is a part of MINSA. SUSALUD is responsible for regulating and supervising the activities of all healthcare providers, whether public or private, including IPRESSs and IAFASs.

All IPRESSs and IAFASs must register with, and receive regulatory authorization to conduct their operations from, SUSALUD. All IPRESSs, including Auna’s facilities, must be registered with SUSALUD in the National Registry of IPRESSs. Registrations are valid for an indefinite term. Private IAFASs, such as Oncosalud, must obtain regulatory authorization from SUSALUD for purposes of their corporate organization, which is valid for two years. Once incorporated, private IAFASs must register with and obtain a second regulatory authorization from SUSALUD prior to commencing operations. Such regulatory authorizations are valid for an indefinite term, subject to the recipient’s compliance with the applicable regulations.

Each of the facilities in our Auna Peru and Oncosalud networks is registered as an IPRESS and Oncosalud, as a provider of prepaid oncology plans, is registered as an IAFAS.

SUSALUD’s principal activities in regulating and supervising IPRESSs and IAFASs include:

•	Managing the National Registry of IPRESSs and the Registry of IAFASs;

•	Providing authorization to IPRESSs and IAFASs to operate;

•	Monitoring compliance by IPRESSs and IAFASs with applicable rules and regulations;

•	Identifying unfair terms in the contracts and agreements between IAFASs and their plan members;

•	Conducting administrative proceedings and issuing sanctions against any IPRESS or IAFAS that is not in compliance with applicable rules and regulations; and

•	Instructs the prosecutor’s office to commence civil and/or criminal prosecution of any IPRESS in case of violations of the citizens’ health rights.

In addition to MINSA and SUSALUD, certain other Peruvian authorities have authority over healthcare providers if the activities of such providers fall within their jurisdiction, including regional and local governments in Peru, INDECOPI and the Office of the Ombudsman.

We are subject to extensive laws and regulations, including those related to: the quality and suitability of healthcare facilities and the services provided by healthcare providers; environmental protection and licensing matters; and the protection of personal data, among others, as enacted by various Peruvian authorities.

Quality of Services

IPRESSs. SUSALUD is charged with oversight of IPRESSs and their compliance with legally mandated standards of service and applicable service offering limitations in accordance with their corresponding classification. SUSALUD may also sanction any noncompliant IPRESS. Such sanctions may vary depending on the degree of the infraction and related fines may be up to 500 Unidades Impositiva Tributaria (“Tax Units”), a figure set annually by the Peruvian tax authorities that is used to measure, among other things, penalties. The applicable Tax Unit for fiscal year 2020 is S/4,300. In addition to imposing monetary penalties, SUSALUD may suspend or revoke a noncompliant facility’s registration and order its closure.

The Dirección General de Medicamentos, Insumos y Drogas—DIGEMID (Directorate General for Medicines, Supplies and Drugs) under MINSA is charged with oversight of IPRESSs offering pharmaceutical services and their compliance with legally mandated standards of service and obligations to carry certain generic medicines. Noncompliant IPRESSs may be sanctioned.

IAFASs. SUSALUD is charged with oversight of IAFASs and their compliance with legally mandated standards of service and obligations under applicable regulations. In addition, SUSALUD may impose sanctions, including fines of up to 500 Tax Units on, and suspend or revoke the regulatory authorization of, any noncompliant IAFAS. SUSALUD may also establish heightened monitoring regimes and recovery plans on noncompliant IAFASs in order to more closely monitor their liquidity levels and encourage the stable management of the funds.

Economic and Financial Related Regulations Applicable to IAFASs

Each IAFAS must comply with Regulations of Financial Solvency, Technical Obligations and Support Coverage for IAFASs, approved by Superintendence Resolution N° 020-2014-SUSALUD/S. This and other regulations establish various requirements, including minimum capital requirements, investment requirements and limitations on asset allocations and indebtedness, among others, in an effort to protect an IAFAS’s assets and financial equilibrium. Under these requirements, Oncosalud must maintain minimum capital reserves of 463 Tax Units. In addition, as of June 30, 2020 Oncosalud is limited from holding more than S/531.9 million (US$150.1 million) of debt. To monitor compliance with these obligations, SUSALUD requires IAFASs to provide certain relevant information relating thereto, including financial indicators, solvency margins and information on indebtedness, on a monthly, quarterly or annual basis, as applicable.

As of June 30, 2020, Oncosalud is in full compliance with all solvency, capital obligations and reporting requirements as provided by the applicable regulations.

Processing of Personal Data

The Peruvian Personal Data Protection Law, enacted by Law N° 29733, applies to personal data stored or intended to be stored in a public or private personal database processed in Peru.

Under these regulations, health data is considered sensitive information and as such, there are a series of requirements that data controllers must comply with in processing, which includes any procedure that facilitates access to, or the comparison and interconnection of, personal health data. Among others, these requirements include:

•	Obtaining the prior written express consent of the individual whose data is being processed;

•

Registering their databases containing personal data and reporting cross-border transfers of such data to the Peruvian National Authority for Personal Data Protection. The creation of such databases must be justified by legitimate purposes;

•	Adopting technical, organizational and legal measures to protect the security of the personal data they hold, which must be appropriate to the nature and purpose of the personal data involved; and

•	Maintaining the confidentiality of the personal data.

Notwithstanding the foregoing, consent of the individual whose data is collected is not required when, under emergency circumstances, the data is processed within the healthcare network for the rendering of healthcare services to such individual, including prevention, diagnosis or appropriate treatment. In addition, such consent is not required when processing is needed for: compelling reasons in the public interest contemplated by law; treatment for public health reasons; or epidemiological or similar studies.

In addition, according to the General Health Law (Law N° 26842) and the Health Records Technical Norms (Ministry Resolution N° 214-2018/MINSA), data related to the provision of healthcare services, including printed or electronic health records, is protected and healthcare facilities and professionals may face administrative, civil or criminal liability for disclosing such information to third parties, subject to certain exceptions. In cases of unauthorized disclosure, the Peruvian National Authority for Personal Data Protection may impose fines against the breaching entity between 0.5 Tax Units and 100 Tax Units depending on the specific violation. In addition, the individual whose data was disclosed may file a claim for damages.

We are in full compliance with personal data protection requirements as provided by the applicable regulations.

Environmental Regulations

Environmental certification

The Law on the National System for Environmental Impact Assessment (Law N° 27446), approved by Supreme Decree N° 019-2009, provides that any public or private investment project that may generate negative environmental impacts is required to have an environmental certification from the corresponding governmental authority approving the Instrumentos de Gestión Ambiental (“IGAs”) used to mitigate the environmental impacts of such investment project. Healthcare facilities are one of the types of investment projects that must have an environmental certification. MINSA is the governmental authority in charge of evaluating and approving IGAs for investments in healthcare facilities. IGAs available to healthcare facilities are Estudio Impacto Ambiental semi detallado (“EIA-sd”) for operations with a considerable environmental impact, or Declaracion Impacto

Ambiental (“DIA”) for operations with a minimum environmental impact. Under applicable Peruvian law, IGAs must be updated every five years after the start of the project.

Currently, we have DIAs in place for our investment projects subject to Law N° 27446.

Environmental administrative liability

Under Council Resolution Nº 006-2018-OEFA-CD, MINSA can impose sanctions for infractions including engaging in development activities without obtaining the approval of the corresponding IGA or that do not comply with a development project’s approved IGAs, among others. Sanctions vary from 10 to 30,000 Tax Units and will depend on the potential or real damage to the environment resulting from these infractions. In addition, MINSA can impose other administrative measures, including the suspension of the development, demolition of the project or requiring an update of the IGA.

Radioactive substances

Article 8 of the Regulations of the Law for the Use of Sources of Ionizing Radiation, approved by Supreme Decree N° 039-2008-EM, provides that IPRESSs that use X-ray equipment need to obtain prior regulatory authorization from the Oficina Técnica de la Autoridad Nacional. In addition, under applicable Peruvian law, each employee involved in operating X-ray equipment must have an operator license, radiological officer license and/or physicist license, as applicable, and must comply with the limits and conditions set forth in their licenses, including the applicable norms related to radiation safety, thereunder. As of the date hereof, we are in compliance with all applicable requirements for the operation of X-ray equipment.

Management of solid waste

Article 19 of the Solid Waste Management Law, approved by Legislative Decree N° 1278, establishes that La Dirección General de Salud Ambiental (“DIGESA”) under MINSA oversees the regulation, supervision and control of solid waste management by IPRESSs.

Solid waste generated in connection with the operations of IPRESSs can be classified according to its composition and characteristics as: (a) Class A—bio contaminated waste (waste generated as a result of medical treatment and scientific investigation); (b) Class B—special waste (waste with corrosive, flammable, toxic, explosive and/or radioactive characteristics) (c) Class C—common waste (waste which has not been in contact with patients or with contaminated materials or substances).

Under Peruvian law, IPRESSs are required to separate solid waste according to its characteristics and conditions. Additionally, healthcare facilities have to designate appropriate areas for the adequate storage of solid waste and ensure its treatment and final disposal adheres to applicable regulations, including the hiring of authorized waste disposal companies. Failure to comply with these obligations can lead to the imposition of fines, which can range from 1,000 to 1,500 Tax Units.

Each IPRESS also needs to establish a committee for the integrated management of solid waste and develop and document the following:

•	Initial diagnostic assessment, including a study of the quantity, characteristics, composition, class and technical conditions of the IPRESS’s management of solid waste;

•	Solid waste management plan, which is a part of the IGA and should include actions related to the minimization and management of solid waste;

•	Annual declaration certifying the management of solid waste under its responsibility; and

•	Hazardous solid waste manifest tracking hazardous waste from the point of generation to ultimate disposal.

Failure to provide these documents to DIGESA can be sanctioned with a fine of up to three Tax Units.

We follow the applicable solid waste management procedures for the collection, transportation and final disposal of each type of solid waste established by DIGESA, including through the hiring of authorized waste disposal companies.

Criminal Liability Under Peruvian Law—Healthcare Service Providers

Under the provisions of Law N° 30424, legal entities can be found criminally liable for certain crimes involving public corruption, trafficking, money laundering and financing of terrorism if the crime in question is committed by an employee, administrator or agent of the legal entity acting in such capacity on behalf of the company.

In addition, under Peruvian law, if the individual responsible for the commission of certain other crimes has been sentenced by a criminal court, legal entities playing an instrumental role in such criminal activity can be subject to criminal proceedings if the relevant crime was committed as part of its business activities or if it was used in the furtherance or concealment of the relevant crime.

For example, Peruvian criminal law provides that an individual who deliberately spreads dangerous or contagious diseases may face a penalty of three to 10 years of imprisonment and if such act results in severe injury or death, the penalty is increased to 10 to 20 years of imprisonment. In addition, the deliberate violation of sanitary regulations established by law or by a public authority is punishable by six months to three years of imprisonment and a fine.

If found guilty during criminal proceedings related to crimes under the provision of Law N° 30424, legal entities may be subject to sanctions, including: temporary or permanent closure of the legal entity’s business establishments; dissolution and liquidation of the legal entity; suspension of the legal entity’s business activities for up to two years; a permanent ban from the business activity related to the applicable crime; and fines.

Construction Licenses

A construction license must be obtained from the applicable local municipal government to build any healthcare facilities. Regulations relating to infrastructure and equipment of healthcare facilities issued by MINSA and the provisions of Chapter A.050 of the National Regulations for Construction, approved by Supreme Decree N° 011-2012-VIVIENDA, as amended, will apply to such process. The applicable requirements vary depending on the type of healthcare facility being built. These requirements generally focus on the location of the proposed facility, including the related risk of natural disasters in the area, adequate architectural design and structure, access to utilities and adequate backup systems, protection systems against fires, floods and power outages, and other factors that may have a negative impact in the provision of healthcare services.

Regulation of the Colombian Healthcare Sector

Law 100 of 1993 established a mandatory healthcare insurance coverage system, the SGSSS, which is exclusively directed and controlled by SUPERSALUD and regulated by MinSalud. SUPERSALUD’s External Circular 47 of 2007 describes the framework through which SUPERSALUD oversees the SGSSS.

SUPERSALUD is also responsible for regulating and supervising the activities of all IPSs, whether public or private, including our facilities in Colombia. It primarily regulates IPSs through the issuance of resolutions and circulars. IPSs are also regulated through ordinances, municipal agreements, decrees, resolutions and circulars, as applicable, and supervised by local departments and municipalities.

In addition, the following governmental entities have the power to enact regulations applicable to IPSs:

•	Congress through the enactment of laws;

•	the President of the Republic through the issuance of regulatory decrees; and

•	MinSalud through the issuance of regulatory decrees, resolutions and circulars.

All IPSs must obtain clearance (habilitación) by the departmental or municipal government in the jurisdiction in which they are located, in compliance with nationally defined standards, before commencing operations. MinSalud’s Resolution 3100 of 2019 (“Resolution 3100”) sets forth the national standards IPSs must comply with, overturning Resolutions 2003 of 2014, 5158 of 2015, 226 of 2015 and 1416 of 2016. Resolution 3100 includes new requirements for infrastructure of healthcare facilities, medical personnel, minimum solvency ratio and limits on overdue commercial debt and unpaid wages. These new national standards went into effect on May 29, 2020, providing IPSs with a 6-month transition period to be in compliance with Resolution 3100.

Once clearance is received, IPSs, including Auna’s facilities, must register with the Special Register of Health Service Providers, which is managed by MinSalud. Such registration acts as the operating license for each IPS and must be renewed every 4 years.

IPSs are classified based on geographic coverage and the degree of complexity in the healthcare services they provide. Based on geographic coverage, IPSs are classified as:

•	Local: applicable to IPSs providing healthcare services at the municipal, district or metropolitan level;

•	Sectional: applicable to IPSs providing healthcare services at the departmental level; or

•	National: applicable to IPSs providing healthcare services in more than one department.

Based on the degree of complexity in the healthcare services they provide, IPSs are classified as:

•	Low: applicable to IPSs providing low-complexity care by general, technical and auxiliary professional medical staff;

•	Medium: applicable to IPSs providing medium-complexity care by specialized medical professionals; or

•	High: applicable to IPSs providing high-complexity care by specialized and subspecialized medical professionals.

Our facilities in Colombia, as IPSs, are subject to extensive laws and regulations, including those related to: market entry; the quality and suitability of healthcare facilities and the services provided by IPSs; accounting and financial matters; public health matters; and business crisis resolution and market exit, among others.

Pricing and Quality of Services

Pricing. The majority of healthcare services in Colombia are not subject to price controls and IPSs are free to negotiate the prices paid for different services with payers. However, in some cases, such as traffic accidents, natural disasters, terrorist attacks and other catastrophic events, rates are mandated by regulation. Such rates serve as a point of reference for the pricing of healthcare services generally.

In addition, the sale of medicines is subject to price controls under Circular 3 of 2013 of the Comisión Nacion de Precios de Medicamentos y Dispositivos Médicos (National Commission for Prices of Medicines and Medical Devices) in Colombia.

Quality. The Colombian regulatory framework also provides incentives for IPS to implement voluntary mechanisms to monitor and supervise the quality of services that they provide, such as audits, an accreditation relating to compliance with scientific, financial and other technical requirements applicable to IPSs and participation in a public database used to provide disclosure about individual IPSs and the SGSSS as a whole.

Although implementation of these measures is voluntary, IPSs are incentivized to incorporate them into their operations because applicable regulations provide that they in doing so they will be considered a preferred provider by EPSs when contracting for healthcare services.

Financial Matters and Competition

Financial matters. Any modifications to an IPS’s by-laws related to the decrease of capital or expansion of the corporate purpose to activities not related to the provision of health services must be approved by SUPERSALUD. SUPERSALUD also has the authority to force an insolvent IPS into liquidation and apply other measures through forced administrative intervention when such IPS materially fails to comply with the applicable SGSSS regulation or upon an institutional crisis amounting to severe financial or operational consequences threatening the continuity and quality of the healthcare services it provides.

Competition. Article 333 of the Colombian Constitution, Law 155 of 1959, Law 100 of 1993 and Law 1340 of 2009 regulates competition in the Colombian market. In addition to this framework, IPSs are also regulated by Decree 780 of 2016 (“Decree 780”), which regulates competition in the healthcare services market. Pursuant to these laws, IPSs are prohibited from entering into agreements or otherwise acting in a manner that has the purpose or effect of preventing, restricting or distorting free competition within the healthcare services market. In addition, IPSs are prohibited from abusing a dominant position in the market through predatory pricing, discrimination or bundling. An IPS which has the capacity to unilaterally determine, directly or indirectly, market conditions is deemed to have a dominant position.

Data Protection

IPSs are subject to various personal data protection laws and regulations in Colombia. Law 1581 of 2012 (“Law 1581”) includes obligations relating to the collection and processing of personal data. Under Law 1581, IPSs must obtain prior and informed consent from individuals whose data is collected and qualified consent for processing sensitive personal data. In addition, under Decree 1074 of 2015, IPSs with total assets above 100,000 Tax Value Units (“TVU”) must register their databases with the SIC, the national data protection authority in Colombia. The applicable TVU for fiscal year 2020 is COP35,607.0 (US$10.9) IPSs must also implement a privacy policy setting guidelines for data processing and ensure all data subjects have access to the policy, adopt internal controls for safekeeping personal data and follow certain guidelines for personal data transfers. IPSs are also required to report security breaches when personal information is involved.

Law 1266 of 2008 regulates the processing of credit and financial data. It requires data controllers to maintain such data pursuant to strict security measures and confidentiality standards, obtain consent prior to modifications and disclosure of the data and only use data for purposes identified in a privacy policy or notice.

Additionally, in their administration of medical record, IPSs have to comply with sector-specific rules for processing health data, including Law 1438 of 2011, Decree 780 and Resolution 1995 of 1999. These include rules related to minimum information requirements for medical records, such as the patient’s name and date of birth; limits on when and how such records may be accessed and by whom; and the length of time IPSs must maintain these records. In addition, in an effort to promote the authenticity, integrity, availability and preservation of the data, IPSs are obligated to use a unified electronic medical records system managed by the Colombian government for processing medical records.

Environmental Regulations

IPSs are subject to various international, national and local environmental regulations, including those related to the use of natural resources, radioactive substances, disposal of waste and medicines. Fines and other administrative measures may be imposed on noncompliant IPSs. Depending on the severity of the breach, sanctions may include daily fines of up to 5,000 times the Colombian minimum wage (approximately US$1.2 million), temporary or permanent closure of the facility, revocation of the applicable environmental license, authorization, concession, permit or registration, seizure of property used for the environmental breach, community service and/or if applicable, demolition of construction sites.

Radioactive substances

The acquisition, storage, use and disposal of radioactive sources in medical and diagnostic procedures is subject to regulation enacted by the Ministry of Mines and Energy. This includes regulations related to the operation of X-ray equipment and the dosimetry of radioactive substances for medical treatment. As of the date hereof, we are in compliance with all applicable requirements for the operation of X-ray equipment and the dosimetry of radioactive substances for medical treatment.

Sanitation standards

As set forth in Law 9 of 1979, IPSs must comply with sanitation standards provided by the National Health Code. Additionally, Decree 780 sets forth regulations related to public health matters applicable to IPSs in their capacities as actors within the SGSSS, including regulations related to the sterilization of operating rooms and medical instruments.

Failure to comply with the National Health Code and Decree 780 may result in administrative sanctions, including fines and temporary or permanent closure of noncompliant IPSs’ facilities.

Management of hazardous waste

IPSs must comply with regulations establishing procedures for the management and disposal of hazardous waste generated by its activities. Such regulations include Law 430 of 1998, which includes provisions regulating the collection, storage, transport and final disposal of hazardous waste, Law 1252 of 2008, which provides prohibitive environmental regulations concerning hazardous waste and Decree 1076 of 2015, which further regulates the collection, generation, management and disposal of hazardous waste. Under Colombian law, IPSs may be held liable for environmental damages caused by their improper management and disposal of hazardous waste. IPSs, as producers of hazardous waste, must categorize waste using special laboratories authorized for this purpose by the Colombian government and communicate the category attributable to waste to those responsible for the storage, collection, transportation, treatment or final disposal of such waste. IPSs must also ensure that the third parties they contract to dispose of their hazardous waste are duly authorized to handle and manage the relevant types of waste.

Construction Licenses

A construction license must be obtained from the applicable local municipal government to build any healthcare facility. The construction of new healthcare facilities and expansion or major modification of existing healthcare facilities are subject to prior authorization by the applicable local Curaduría Urbana based on local urban plans and zoning regulation. The applicable requirements vary depending on the local jurisdiction but generally focus on the location of the proposed facility, including zoning restrictions on type of facilities, mandatory areas for public spaces and adequate architectural design and structure.

MANAGEMENT

Board of Directors

Our business and affairs are managed by our board of directors in accordance with our articles of association, our by-laws and the Peruvian Corporations Law.

Upon consummation of this offering, our board of directors will consist of seven members. Directors are elected and removed in accordance with the provisions of our articles of association. See “Description of Our Share Capital—Voting Rights.”

The following table presents our board of directors.

Name	Age	Position	Initial Year of Appointment
Jesús Zamora León	57	Chairman of the Board	2008
Luis Felipe Pinillos Casabonne	42	Director	2009
Jorge Basadre Brazzini	50	Director	2008
Leonardo Bacherer Fastoni	44	Director	2018
Robert Oberrender	60	Director	2020
Andrew Soussloff	67	Director	2020
John Wilton	65	Director	2020

The following is a brief summary of the business experience of each of our directors. Unless otherwise indicated, the current business addresses for our directors is Avenida República de Panamá No. 3461, San Isidro, Lima, Peru.

Jesús Zamora León has been a member of our board of directors since 2008. Mr. Zamora is Co-Founder, Chief Executive Officer and Chairman of the board of directors of Enfoca, one of Latin America’s foremost investment firms founded in 2000, where he is responsible for the investment and management of Enfoca’s funds. He has more than 32 years of investment experience. Prior to founding Enfoca, he held various senior executive positions in banking and asset management, including Banco de Crédito del Perú from 1994 to 1999, BEA Associates from 1992 to 1993, and Salomon Brothers Inc. from 1988 to 1992. Mr. Zamora holds an MBA from Columbia Business School and a bachelor’s degree in Industrial Engineering from Universidad Nacional Autónoma de México.

Luis Felipe Pinillos Casabonne has been a member of our board of directors since 2009. Before being appointed by our board of directors as our CEO in 2020, he served in various senior roles at the Company since 2002, including as CEO from 2009 to 2015 and as executive director from 2015 to 2020. Mr. Pinillos Casabonne has been a member of the board of directors of Oncosalud since 2008 and Textil del Valle, a garment manufacturing company, since 2011. He holds a degree in Business Administration from Universidad de Lima and completed insurance courses at the MAPFRE Foundation in Spain.

Jorge Basadre Brazzini has been a member of our board of directors since 2008. Mr. Basadre is a Co-Founder and Partner of Enfoca, where he is responsible for the investment and management of Enfoca’s funds. He has more than 25 years of investment experience. Prior to founding Enfoca in 2000, he worked in management consulting at Booz & Co. from 1996 to 2000, and in banking at Banco de Crédito del Perú from 1991 to 1993. Mr. Basadre holds an MBA from Harvard Business School and a bachelor’s degree in Business Administration from Universidad del Pacífico in Lima.

Leonardo Bacherer Fastoni has been a member of our board of directors since 2018. Mr. Bacherer serves as Head of Investments at Enfoca, which he joined in 2015. Prior to joining Enfoca, he served as CEO of Maestro (formerly an Enfoca portfolio company) from 2010 to 2014, deputy CEO during 2009 and CFO from 2007 to 2008.

He has more than 18 years of experience in the retail and banking industries. Prior to his role at Maestro, he held several executive positions at Ripley S.A. between 2005 and 2007 and Banco de Crédito del Perú between 2002 and 2005. Mr. Bacherer holds an MBA from the Rotterdam School of Management, a certification in advanced management from The Wharton School of the University of Pennsylvania and a bachelor’s degree in Industrial Engineering from the Military School of Engineering in La Paz, Bolivia.

Robert W. Oberrender has been a member of our board of directors since 2020. Mr. Oberrender has been an independent investor and advisor since September 2018. From 2002 until his retirement in 2018, he served at UnitedHealth Group, Incorporated for 16 years most recently as its Chief Investment Officer and Treasurer and the Chief Executive Officer of its Optum Bank unit from 2016-2017. Prior to that, he was Chief Administrative and Financial Officer at Canadian Imperial Bank of Commerce’s Amicus Financial unit, Vice President and Global Treasurer at Sara Lee Corporation and Chief Financial Officer at Metris Companies Inc. He began his career at JP Morgan in the Corporate Finance and Banking Group at the legacy Chemical Bank organization. Mr. Oberrender holds an MBA from the University of Chicago’s Booth School of Business and a bachelor’s degree in Economics from Hamilton College.

Andrew Soussloff has been a member of our board of directors since 2020. Mr. Soussloff has been a director, investment committee member and senior advisor of Enfoca Investments Ltd. since 2014. Prior to joining Enfoca, he practiced law as a partner of the international law firm Sullivan & Cromwell LLP for more than 30 years, where he focused on capital markets, mergers and acquisitions, financial regulation and corporate governance, and advised businesses and governments in the United States, Latin America, Europe, Canada and Asia. Mr. Soussloff holds a J.D. from the University of Pennsylvania Law School, and a bachelor’s degree in History and a master’s degree in History from the University of Pennsylvania.

John Wilton has been a member of our board of directors since 2020. He has been the Deputy President of Administration and Finance at the National University of Singapore since 2018. He has also been the CEO of Wilton Strategy Inc. since 2018. He was a senior advisor at McKinsey & Company from 2016 to 2018, Vice Chancellor of Administration and Finance at the University of California, Berkley from 2011 to 2016 and managing director and head of international research at Farallon Capital Management from 2006 to 2011. He was also a senior advisor to Hellman and Friedman from 2008 to 2011. Before his role at Farallon Capital Management, he served in several positions at The World Bank, in Washington DC, from 1983 to 2006, including as CFO and Vice President for Strategy, Finance and Risk from 2002 to 2006. Mr. Wilton has also been a director and investment committee member of Enfoca Investments Ltd. since 2014 and a member of the board of directors of Leblon Equities, in Brazil, since 2010. Mr. Wilton holds a bachelor’s degree in Economics from the University of Cambridge and a master’s degree in Economics and Statistics from the University of Sussex.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Luis Felipe Pinillos Casabonne, our CEO, with broad experience in the healthcare industry as well as in strategy, operations, finance, sales and communications. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position	Initial year of Appointment
Luis Felipe Pinillos Casabonne	42	Chief Executive Officer	2020
Pedro Castillo	40	Chief Financial Officer	2015

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Avenida República de Panamá No. 3461, San Isidro, Lima, Peru.

Pedro Castillo has been our Chief Financial Officer since 2015. Mr. Castillo was previously the chief financial officer at Maestro from 2010 to 2014 and Grupo Zunino (Ecuador) from 2006 to 2010. He received a master’s degree in Business Administration from TEC Monterrey in 2008, a degree in industrial engineering from the Universidad de Lima in 2001 and completed an advanced management program at the ESAN Graduate School of Business in 2003.

Committees of the Board of Directors

Audit and Risk Committee

The audit and risk committee, which consists of Leonardo Bacherer Fastoni, Robert Oberrender and John Wilton, will assist the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit and risk committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that Robert Oberrender qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. Our board of directors has determined that Robert Oberrender and John Wilton satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. SEC and NYSE rules with respect to the independence of our audit and risk committee require that all members of our audit and risk committee must meet the independence standard for audit and risk committee membership within one year of the effectiveness of the registration statement of which this prospectus forms a part. The audit and risk committee will consist entirely of independent directors within one year from the date of this offering. The audit and risk committee will be governed by a charter that complies with applicable NYSE rules, and such charter will be posted on our website prior to the listing of the ADSs on the NYSE.

Compensation and Talent Committee

The compensation and talent committee, which will consist of Jorge Basadre Brazzini, Leonardo Bacherer Fastoni and Jesús Zamora León, will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee will review the total compensation package for our executive officers and directors recommend to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. As permitted by the listing requirements of the NYSE, we will opt out of compliance with Section 303A of the Corporate Governance Rules of the NYSE which requires that a compensation committee consist entirely of independent directors. The compensation and talent committee will be governed by a charter that will be posted on our website prior to the listing of the ADSs on the NYSE.

Executive Committee

The executive committee, which will consist of Jesús Zamora León, Leonardo Bacherer Fastoni, Jorge Basadre Brazzini and Luis Felipe Pinillos Casabonne, is vested with the authority to exercise certain functions of the board of directors when the board is not in session. The Executive Committee is also in charge of all general administrative affairs of the Company, subject to any limitations prescribed by the board of directors or by law.

Compensation of Directors and Officers

Director compensation must be approved by a majority of class B shareholders at our annual shareholders’ meeting. For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was S/69.0 million, including compensation paid by our subsidiaries to directors that serve on our subsidiaries’ board of directors.

Although under Peruvian law there is no established maximum threshold regarding the aggregate annual compensation to be paid to the members of the board of directors (including those directors acting in an executive capacity) according to article 37(m) of the Peruvian Income Tax Law, any compensation paid to members of the board of directors with respect to a fiscal year in excess of 6% of the commercial profit for such year will not be deductible for income tax purposes.

During 2019, our performance-based compensation programs included cash bonuses based on the individual performance of our executive officers as approved by our board of directors.

Under Peruvian law, we are required to pay employees hired for an indefinite term (other than directors) that are dismissed without cause 1.5x annual salary for every year with the company up to an amount not to exceed 12 salaries (or 8 years). We are not required to make such payments in the event of voluntary termination by the employee or dismissal for justified cause. Although we have no ongoing obligation to do so, in the past we have provided, and in the future we may provide, such benefits to our executive officers upon their retirement. We have not set aside or reserved any amounts to provide for pension, retirement or other similar benefits.

Under Colombian law, we are required to pay employees hired under an employment agreement that are dismissed without cause severance calculated based on whether the employee was hired for a fixed-term or an indefinite term. For employees hired for a fixed-term, severance must be equal to the salary they would have earned from the time the employee is dismissed to the end of the fixed-term. Severance for employees hired for an indefinite term must be calculated pursuant to the following:

Length of Employment	Employee’s Salary	Severance Pay
One year or less	Below 10 minimum monthly legal salaries (“MMW”*)	30 days
	10 or more MMW	20 days

More than one year	Below 10 MMW	30 days plus 20 days for every year worked after the first year, prorated for the portion of the year that the employee was employed
	10 or more MMW	20 days plus 15 days for every year worked after the first year, prorated for the portion of the year that the employee was employed

*	Ten MMW for fiscal year 2020 is COP9,806,570.0 (approximately US$2,608.9).

We are not required to make severance payments in the event of voluntary termination by the employee or dismissal for justified cause.

Employment Agreements

We do not currently have any employment agreements with our executive officers. We intend to enter into employment agreements with all of our executive officers prior to the completion of this offering setting forth the terms of the compensation that our executive officers are entitled to receive, including with respect to any equity-based compensation.

2020 Equity Incentive Plan

In connection with this offering, we have adopted a new equity incentive plan (the “2020 Plan”) for the purpose of motivating and rewarding our employees, directors, consultants and advisors to perform at the highest level and to further the best interests of the Company and its shareholders. The 2020 Plan governs the issuance of equity incentive awards or share equivalents.

Equity incentive awards may be granted to our employees, directors, consultants or advisors, as well as to holders of equity compensation awards granted by a company that is acquired by us in the future. Awards under the 2020 Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards, including awards that are settled in cash.

The vesting conditions for grants under the 2020 Plan are determined by the administrator and are set forth in the applicable award documentation. For options and share appreciation rights, the administrator determines the exercise price, the term (which may not exceed 10 years from the date of grant) and the time or times at which the option or a share appreciation right may be exercised in whole or in part. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, shares or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.

The 2020 Plan is administered by the compensation and talent committee or such other committee as may be designated by the board of directors.

Indemnification of Directors and Officers

Our amended and restated by-laws provide that we will indemnify our directors and executive officers. We intend to establish directors’ and officers’ liability insurance that insures such persons against any liability or loss incurred by them arising out of their position at the company.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer, except in any case where the act or failure to act giving rise to the claim to indemnification is determined by a court to have been contrary to applicable law or our by-laws or constituted willful misconduct, gross negligence or abuse of powers vested in the director or executive officer.

Shareholders Agreement

In connection with this offering, on September 8, 2020, Enfoca, our controlling shareholder, and Luis Felipe Pinillos Casabonne, our chief executive officer, entered into a shareholders agreement (the “Shareholders Agreement”). See “Related Party Transactions—Shareholders Agreement.”

Share Ownership by Directors and Officers

As of the date of this prospectus, the aggregate number of our class A shares and class B shares beneficially owned by our directors and executive officers was                  and                  shares, respectively. As of the date of this prospectus, none of our directors or executive officers beneficially owned 1% or more of our outstanding common shares, other than as disclosed under “Principal Shareholders” below. Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

PRINCIPAL SHAREHOLDERS

As of the date of this prospectus, our authorized share capital is S/                 , consisting of                class A shares and 1,000 class B shares. Each class B share of our common stock is entitled to one vote on any matter submitted to a vote of the shareholders. Each class A share of our common stock is entitled to one vote on only certain matters submitted to a vote of the shareholders. See “Description of Our Share Capital.” The following table presents the beneficial ownership of our shares as of the date of this prospectus and our outstanding shares after this offering, by:

•	each person or entity known by us to beneficially own 5% or more of our issued and outstanding shares of common stock;

•	each of our directors, director nominees and executive officers individually; and

•	all of our directors, director nominees and executive officers as a group.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

The following table sets forth the beneficial ownership of our common stock before the offering and after the offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the shares of common stock beneficially owned by such person, subject to community property laws where applicable.

Unless otherwise indicated below, the address for each beneficial owners is c/o Auna S.A.A., Avenida República de Panamá 3461, San Isidro, Lima, Perú.

	Shares Owned Before the Offering				Shares Owned After the Offering
	Class A Shares		Class B Shares		Class A Shares		Class B Shares
Shareholder	Number of Shares	Percentage Owned	Number of Shares	Percentage Owned	Number of Shares	Percentage Owned	Number of Shares	Percentage Owned
5% Shareholders
Entities affiliated with Enfoca (1)
Juan Rafael Servan Rocha
Directors and Officers
Jesús Zamora León (2)
Luis Felipe Pinillos Casabonne (3)
Jorge Basadre Brazzini
Leonardo Bacherer Fastoni
Robert Oberrender
Andrew Soussloff
John Wilton
Pedro Castillo
All directors and officers as a group (8 persons)

*	Less than 1% ownership.
(1)

Includes: (i)              class A shares collectively held by Enfoca Discovery 1 S.A.C. (“Enfoca Discovery 1”), Enfoca Discovery Parallel S.A.C. (“Enfoca Discovery Parallel”), Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”) and Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”) and (ii)              class B shares held in trust for the benefit of Enfoca under the Trust Agreement. Excludes              class B shares held in trust for the benefit of Mr. Pinillos Casabonne and certain of our minority shareholders and as to which Enfoca disclaims beneficial ownership. Pursuant to the Trust Agreement, the trustee will vote all class B shares held in trust, which includes all class B shares held for the benefit of Enfoca, Mr. Pinillos Casabonne and certain of our minority shareholders, as directed by Enfoca irrespective of Enfoca’s aggregate ownership of our common stock at any given time. See “Description of Our Share Capital—Trust Agreement” and “Related Party Transactions—Shareholders Agreement.” Enfoca controls Enfoca Discovery 1, Enfoca Discovery 2 and Enfoca Discovery Parallel and is the general partner of Enfoca Descubridor 1 and Enfoca Descubridor 2 (collectively, and together with Enfoca Discovery 1, Enfoca Discovery Parallel and Enfoca, the “Enfoca Funds”). Enfoca may be deemed to beneficially own the common shares held by the Enfoca Funds, but disclaims beneficial ownership of such shares. Jesús Zamora León is the chief executive officer of Enfoca and may be deemed to have voting and dispositive power over the common shares held of record by the entities affiliated with Enfoca. The address of the Enfoca entities is Avenida Jorge Basadre 310 Piso 7, Lima 27, Perú.

(2)

Mr. Zamora León, a member of our board of directors, is the chief executive officer of Enfoca and may be deemed to have voting and dispositive power over the common shares held of record by the entities affiliated with Enfoca.

(3)

Includes              class B shares held in trust for the benefit of Mr. Pinillos Casabonne and excludes              class B shares held in trust for the benefit of Enfoca and certain of our minority shareholders and as to which Mr. Pinillos Casabonne disclaims beneficial ownership. Pursuant to the Trust Agreement, the trustee will vote all class B shares held in trust, which includes all class B shares held for the benefit of Enfoca and Mr. Pinillos Casabonne, as directed by Enfoca irrespective of Enfoca’s aggregate ownership of our common stock at any given time. See “Description of Our Share Capital—Trust Agreement.”

RELATED PARTY TRANSACTIONS

In the ordinary course of business, we and our subsidiaries engage in a variety of transactions among ourselves and with certain of our affiliates and related parties. All material transactions between us or our subsidiaries and our other affiliates or related parties are evaluated by our senior management and our board in accordance with specific regulations and internal rules applicable to all related-party transactions. These transactions are subject to prevailing market conditions and transfer pricing regulations, as described below. The internal regulations of our board of directors establishes a review procedure for identifying, approving and accounting for related party transactions.

Peruvian Law Concerning Related Party Transactions

Peruvian law sets forth certain restrictions and limitations on transactions with related parties.

From a tax standpoint, the value of such related party transactions must be equal to the fair market value assessed under transfer pricing rules, i.e., the value agreed to by non-related parties under the same or similar circumstances. Similarly, companies with securities registered in the Securities Public Registry, such as us, are required to comply with the following rules:

•

the directors and executive offices of the company may not, without the prior authorization of the board of directors, (i) receive loans (in money or goods) from the company; or (ii) use, for their own benefit or for the benefit of related parties, the company’s assets, services or credits;

•

the directors and executive officers of the company may not disclose or use, inappropriately, for their own benefit, privileged information, and participate in any corporate decision that presents a conflict of interest with the company;

•

entering into agreements that involve at least 5% of the assets of the company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any); and

•

entering into agreements with a party controlled by the company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies (other than the auditors of the company) or other entities to be determined by the SMV).

The external independent company that reviews the transaction should not be related to the parties involved therein, nor to directors, managers or shareholders that own at least 10% of the share capital of the company.

As a general policy, we do not enter into transactions with directors and executive officers on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm’s length basis.

Management Services

We have reimbursed Enfoca, our controlling shareholder, for payroll expenses for certain management services they provide, which include an Enfoca employee serving as a full-time member of our management team, in the amount of S/262,352, S/1,909,776 and S/2,081,179 for each of 2017, 2018 and 2019, respectively. We have also reimbursed Enfoca for certain consultant fees and travel expenses they have incurred, in the amount of S/277,335, S/309,576 and S/82,135 for each of 2017, 2018 and 2019, respectively.

Loans and Other Arrangements

In 2014, Dr. Luis Pinillos Ashton, the father of Luis Felipe Pinillos Casabonne, our CEO, and a director of Oncosalud, provided a construction loan to one of our subsidiaries, Oncosalud S.A.C., in an amount of U.S.$1.1 million. The interest rate payable on the loan was 10.0%. We repaid this loan in full on June 22, 2018.

In 2012, one of our subsidiaries, Oncocenter S.A.C., acquired all of the issued and outstanding share capital of Radioncología S.A.C. Dr. Pinillos was a shareholder of Radioncología S.A.C. as well as a director of Oncocenter S.A.C. at the time. The aggregate purchase price of Dr. Pinillos’ shares was U.S.$2.5 million. In connection with Oncocenter’s acquisition of Radioncología S.A.C, we agreed to defer the purchase price on Dr. Pinillos’ shares. The interest rate payable on the deferred purchase price was 8.0%. Oncocenter repaid the deferred purchase price in full on February 5, 2018.

Medical Services

Dr. Pinillos and Dr. Carlos Vallejos, the founders of Oncosalud in 1989 and current directors of Oncosalud, are both top physicians that have been providing medical services at our facilities for several years. For their services, they have received customary compensation and benefits commensurate with their expertise and clinical acumen in healthcare coverage and aligned with the compensation paid to other physicians and medical professionals of similar stature employed by us.

During the past three years, we have also reimbursed Dr. Vallejos for certain out-of-pocket expenses, including rent for office space used by Oncosalud for back-office operations and certain property taxes payable by him in connection thereto, as well as de minimis phone expenses, the purchase of inexpensive medical literature and minor travel expenses incurred in connection with his attendance at conferences on behalf of Oncosalud. These reimbursements amounted to S/0.3 million, S/0.4 million and S/0.4 million in 2017, 2018 and 2019, respectively.

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement (the “Registration Rights Agreement”) with Enfoca, our controlling shareholder, and Luis Felipe Pinillos Casabonne, our chief executive officer.

At any time beginning 180 days following the closing of this offering, subject to several exceptions, including waiver of the lockup period, underwriter cutbacks and our right to postpone a demand registration under certain circumstances, Enfoca may require that we register for public resale under the Securities Act all common shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$20 million or represent all of the remaining registrable securities held by Enfoca or that would be owned upon conversion of all of the class B shares held by Enfoca. We will not be required to effect more than two demand registrations in any 12-month period. If we become eligible to register the sale of our securities on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of this prospectus, Enfoca has the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If we propose to register any of our class A shares represented by ADSs under the Securities Act for our own account or the account of any other holder (excluding any registration related to an employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), Enfoca and Mr. Pinillos Casabonne, are entitled to notice of such registration and to request that we include their registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders and we will bear all fees, costs and registration expenses (except underwriting discounts and spreads).

Shareholders Agreement

In connection with this offering, on September 8, 2020, Enfoca, our controlling shareholder, and Luis Felipe Pinillos Casabonne, our chief executive officer, entered into the Shareholders Agreement. Among other things, the Shareholders Agreement provides that (i) so long as Mr. Pinillos Casabonne owns shares representing at least 2% of all of our issued and outstanding class A shares, he shall be nominated and elected as a member of our board of directors by Enfoca and as a member of the executive committee of the board of directors; (ii) so long as Mr. Pinillos Casabonne owns shares representing at least 4% of all of our issued and outstanding class A shares, he shall have the right to nominate two independent directors if our board of directors includes at least nine members or one independent director if our board of directors includes less than nine members, in each case subject to the consent of Enfoca; and (iii) so long as Mr. Pinillos Casabonne owns shares representing at least 3% of all of our issued and outstanding class A shares, he shall have the right to nominate one independent director if our board of directors includes at least nine members subject to the consent of Enfoca. Mr. Pinillos Casabonne will not have the right to nominate any independent director if our board of directors includes less than nine members.

Under the Shareholders Agreement, Enfoca and Mr. Pinillos Casabonne have agreed to transfer all of their class B shares to the trust and have agreed that the trustee will vote all of the class B shares at the direction of Enfoca.

In addition, the Shareholders Agreement provides that, if Enfoca intends to privately sell some or all of its shares of our common stock to non-affiliates, in certain cases, they must notify us and Mr. Pinillos Casabonne of the intended sale. In such cases, Mr. Pinillos Casabonne has tag-along rights to participate, on a pro rata basis, in such proposed sale at the same price per share and under the same terms and conditions.

Related Person Transaction Policy

Prior to the consummation of this offering, we intend to enter into a new related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by our audit and risk committee or another designated committee of our board of directors. The related party transaction policy will set out a number of exemptions pursuant to which certain related person transactions will be deemed not to create or involve a material interest and thereby not subject to such approval or ratification requirements. In determining whether to approve or ratify a transaction with a related person, our audit and risk committee or another designated committee of our board of directors will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit and risk committee or any other designated committee of our board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers that will require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Management—Indemnification of Directors and Officers.”

DESCRIPTION OF OUR SHARE CAPITAL

Set forth below is certain information relating to our share capital, including brief summaries of the material provisions of our by-laws, the Peruvian Corporations Law and certain related laws and regulations of Peru, all as in effect as of the date hereof.

General

We are an openly held corporation (sociedad anónima abierta) organized under the laws of Peru. Our by-laws provide that our principal corporate purpose is to invest and hold shares or other securities issued by companies in the healthcare industry or related to the healthcare industry, or that render medical services or provide or manage healthcare plans.

Our share capital is divided into class A shares of common stock and class B shares of common stock. Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion (or its equivalent in soles) in the aggregate in cash dividends.

Each share of our common stock is entitled to one vote. Each class B share of our common stock is entitled to vote on any matter submitted to a vote of the shareholders. Each class A share of our common stock is entitled to vote (together with the class B shares) only on the following matters submitted to a vote of the shareholders: (i) approval corporate management and financial statements; (ii) approval of capital increases or reductions (other than as described below under “—Share Capital Increases and Reductions”); (iii) appointment, or delegation to the board of directors of the appointment, of our independent auditors; and (iv) application of profits payment of dividends. See “—Voting Rights.”

Prior to the offering, our share capital is S/                 , and is represented by                class A shares issued and outstanding with a par value of S/1.00 each and 1,000 class B shares issued and outstanding with a par value of S/1.00 each. The share capital is fully subscribed and fully paid. We intend to register our class A shares in the Securities Public Registry. Following the offering and assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have                class A shares issued and outstanding and 1,000 class B shares issued and outstanding.

Shareholders’ Liability

Under the Peruvian Corporations Law, holders of our common shares cannot vote on matters with respect to which they have a conflict of interest.

Under Article 133 of the Peruvian Corporations Law, a shareholder must abstain from voting if such shareholder has, directly or indirectly, a conflict of interest. In such case, the shares of the shareholders having a conflict of interest will be considered for quorum purposes but not for purposes of adopting the applicable resolutions.

Moreover, under article 51(c) of Legislative Decree N° 861 (the “Peruvian Capital Markets Law”), the execution of agreements that involve at least 5% of our assets to be carried out between us and persons or entities related to our directors, managers or shareholders that own, directly or indirectly, 10% of our share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any). If our controlling shareholder is also the controlling shareholder of the entity with whom we are entering into the aforementioned transaction, in addition to the board of directors’ prior approval, the transaction terms shall be reviewed by an external independent company (audit companies (other than the auditors of the company) or other entity to be determined by the SMV). The external independent company that reviews the transaction should not be related to the parties involved therein, nor to directors, managers or shareholders that own at least 10% of our share capital.

Redemption Rights

Under Article 200 of the Peruvian Corporations Law, holders of our common shares have redemption rights if they voted against or did not vote on any of the following decisions: (i) a change of our corporate purpose; (ii) a change of our domicile to a foreign country; (iii) the introduction of any restrictions on the transferability of our shares or the amendment of any existing restrictions; or (iv) any transformation, merger or significant spin-off occurs with respect to our company. Moreover, under Article 262 of the Peruvian Corporations Law, holders of our class A shares have the redemption rights set out in Article 200 if holders of our class A shares voted against or did not vote on the decision to delist our class A shares from the Securities Public Registry. The same redemption rights are available to holders of our common shares in the event of our conversion from an openly held corporation (sociedad anónima abierta) to a different form of corporation, as a consequence of the delisting of shares above mentioned. In such cases, redemption rights must be exercised within 10 days of the registration of the corporate transformation in the Public Corporations Registry and 10 days from the publication of the notice made by us in accordance with Article 200, respectively.

Preemptive and Accretion Rights

If we increase our share capital, holders of our class A shares have the right to subscribe for new class A shares while holders of our class B shares have the right to subscribe for new class B shares, in each case, on a pro rata basis. Shareholders who are in default of any payments relating to their share capital may not exercise their preemptive rights. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares, (ii) when the company grants to certain shareholders or third parties the option to subscribe shares (in accordance with the Peruvian Corporations Law), (iii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others, and (iv) results from a corporate reorganization. However, in accordance with our by-laws, under section (iii) above, the agreement shall be adopted by shareholders representing at least 25% of the subscribed voting shares provided that the new shares created are subject to a public offering.

Preemptive rights are exercised in at least two rounds. During the first round, shareholders may subscribe for new shares of the relevant class on a pro rata basis. During the second round, shareholders who participated in the first round may subscribe for any remaining shares of the relevant class on a pro rata basis up to the amount of shares such shareholders subscribed for in the first round. The first round must remain open for at least 10 business days. The second round must remain open for at least three business days.

In September, 2020, our shareholders delegated to our board of directors the authority to approve certain capital increases for a period of five (5) years. This approval also included an express advanced waiver of any preemptive rights that would apply in connection with any such capital increases. This delegation may only be revoked by a vote of the class B shares. See “—Voting Rights.”

Voting Rights

Each share of our common stock is entitled to one vote. Each class B share of our common stock is entitled to vote on any matter submitted to a vote of the shareholders.

Each class A share of our common stock is entitled to vote (together with the class B shares) only on the following matters submitted to a vote of the shareholders: (i) approval of corporate management and financial statements; (ii) approval of capital increases or reductions (other than as described below under “—Changes in Capital”); (iii) appointment, or delegation to the board of directors of the appointment, of our independent auditors; and (iv) application of profits. The class A shares will not have voting rights on any other matter subject to shareholders’ approval, including election and removal of directors and setting of directors’ compensation; our issuance of debt securities; amendments to our by-laws (other than in connection with capital increases or reductions; the sale, in a single transaction, of assets with a value exceeding 50% of our share capital; the merger, spin-off, division, reorganization, transformation or dissolution of the Company; and special investigations and audits.

Directors are elected by cumulative voting, and as such, shareholders entitled to vote on the election of directors may pool votes in favor of one person or distribute them among various persons at their discretion. Those candidates for the board who receive the most votes are elected directors. Holders of common shares may attend and vote at shareholders’ meetings either in person or through a proxy.

Trust Agreement

Enfoca, Mr. Pinillos Casabonne and certain of our minority shareholders have entered into the Trust Agreement, pursuant to which they will transfer all of the class B shares owned by them into a trust. The class B shares transferred to the trust will constitute all or substantially all of our class B shares. Under the Trust Agreement, La Fiduciaria S.A., as trustee, will act as trust owner on behalf of the parties.

The Trust Agreement will contain certain covenants that, among other things, will prohibit the trustee from transferring or converting class B shares held in the trust, except in connection with a discretionary or compulsory withdrawal effected in accordance with the terms of the Trust Agreement or as otherwise required by applicable law. Pursuant to the Trust Agreement, the trustee will be the holder of record of the class B shares held in trust and vote all class B shares held in trust as directed by Enfoca.

The Trust Agreement will terminate upon the combined holdings of Enfoca and Mr. Pinillos Casabonne, directly or indirectly, falling in the aggregate below 10% of all class A shares issued and outstanding.

The terms of the Trust Agreement can be amended at any time and from time to time with the consent of each of Enfoca, Mr. Pinillos Casabonne, the minority shareholders holding class B shares and the trustee. We will not be a party to the Trust Agreement and as such, will not have a general consent right with respect to amendments thereto.

Dividends

Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion (or its equivalent in soles) in the aggregate in cash dividends.

Changes in Capital

Our share capital may be increased by a decision of holders holding an absolute majority of our outstanding voting power. The foregoing notwithstanding, in September 2020, our shareholders delegated to our board of directors the authority to approve one or more capital increases of up to S/236,546,679, which delegation will remain in place for five (5) years thereafter and will allow our board of directors to determine the timing, amount, and conditions of each such capital increase, without requiring further shareholders’ approval. This delegation may only be revoked by a vote of the class B shares.

Capital reductions may be voluntary or mandatory and must be approved by holders holding an absolute majority of our outstanding voting power. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the SMV, the BVL and the SUNAT. Capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

Conversion

Each class B share will convert automatically into one class A share upon any transfer, except for transfers of class B shares by Enfoca, Mr. Pinillos Casabonne and certain of our minority shareholders to a trust established pursuant to the Trust Agreement or in case of transfers of Class “B” shares, in favor of Enfoca or of.

Luis Felipe Pinillos Casabonne, as appropriate

For so long as either Enfoca and Luis Felipe Pinillos Casabonne hold, directly or indirectly, in the aggregate 10% or more of the outstanding amount of class A shares, we will have a dual class structure. However, if, on any given date, the class A shares held by Enfoca and Mr. Pinillos Casabonne represent in the aggregate less than 10% of the outstanding amount of class A shares on a combined basis, then on the date of the call for the next annual shareholders meeting following such event, all the class A shares and all the class B shares will automatically convert into one class of common shares with full and equal economic and political rights as provided under Peruvian law on a one-to-one basis.

Liquidation Rights

If we are liquidated, our shareholders only have the right to receive net assets resulting from the liquidation after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure you that we will be able to reimburse 100% of the book value of our common shares, including the class A shares underlying the ADSs, in case of bankruptcy or liquidation.

Ordinary and Extraordinary Meetings

Pursuant to the Peruvian Corporations Law and our by-laws, our annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year.

Additional shareholders’ meetings may be held during the year. If we do not hold the annual shareholders’ meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares.

Other shareholders’ meetings may be convened by the board of directors when deemed convenient by the Company or when it is requested by the holders holding at least 5% of our outstanding voting power. If, at the request of holders holding 5% of our outstanding voting power, the shareholders’ meeting is not convened by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or a competent judge will call pursuant to Law N° 29560 for such meeting at the request of holders holding at least 5% of our outstanding voting power. If a public notary or competent judge calls for a shareholders’ meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporations Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

Notices of Meetings

Notice of shareholders’ meetings must be given by publication of a notice in the Peruvian official gazette, El Peruano, and in a widely circulated newspaper in the city in which we are located. For annual shareholders’ meetings and other shareholders’ meetings provided for in our by-laws, the publication shall occur at least 25 days prior to such shareholders’ meetings. The notice requirement may be waived at the shareholders’ meeting by agreement of the holders of 100% of the outstanding common shares.

Quorum and Voting Requirements

According to our by-laws and Article 126 of the Peruvian Corporations Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the by-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our share capital, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, the second and third call to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our outstanding shares eligible to vote. For the second call, the presence of shareholders holding at least 25% of our outstanding shares eligible to vote is adequate. For the third call, the presence of shareholders holding any number of our outstanding shares eligible to vote is adequate. These decisions require the approval of a majority of the issued shares eligible to vote. Shareholders’ meetings convened to consider all other matters are subject to a first call quorum of 50% of eligible voting shares and a second call quorum of any number of eligible voting shares represented at the shareholders’ meeting. In such cases, decisions require the approval of a simple majority of the eligible voting shares represented at the shareholders’ meeting.

In accordance with our by-laws and Article 256 of the Peruvian Corporations Law, only those holders of common shares whose names are registered in the company’s stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders’ meeting and to exercise their rights.

Limitations on the Rights of Nonresidents or Foreign Shareholders

There are no limitations under our by-laws or the Peruvian Corporations Law on the rights of nonresidents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

Disclosure of Shareholdings and Tender Offer Regulations

Disclosure of shareholdings

There are no provisions in our by-laws governing the ownership threshold above which share ownership must be disclosed.

However, according to Article 10 of SMV Resolution N° 019-2015-SMV-01, as amended, we must inform the SMV of the members of our economic group and a list of holders of our common shares representing more than a 5% of our economic interest, as well as any change to such information.

Tender offer regulations

Peruvian securities regulations include mandatory takeover rules applicable to the acquisition of control of a listed company.

Subject to certain conditions, such regulations generally establish the obligation to make a tender offer when a person or group of persons acquires a relevant interest in a listed company. According to Peruvian law, a person acquires a relevant interest in a listed company when such person (a) holds or has the power to exercise directly or indirectly 25%, 50% or 60% of the voting rights in a listed company, or (b) has the power to appoint or remove the majority of the board members or to amend its by-laws.

In general, the tender offer must be launched prior to the acquisition of the relevant interest. The tender offer may be launched after the “relevant interest” is acquired if it is acquired (a) by means of an indirect transaction, (b) as a consequence of a public sale offer, or (c) in no more than four transactions within a three-year period.

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless the following circumstances, among others, exist: (a) shareholders representing 100% of the voting rights consent in writing, (b) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (c) voting shares are acquired pursuant to the exercise of preemptive rights.

Anti-Takeover Provisions

Our by-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change of control. However, acquisitions of shares of our capital stock that involve certain thresholds may be subject to Peruvian securities and exchange regulations (Ley de Mercado de Valores y Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión) applicable to tender offers.

Form and Transfer

Class A shares listed in the Securities Public Registry may be either physical share certificates in registered form or book-entry securities in the CAVALI S.A. ICLV book-entry settlement system, also in registered form.

Choice of Forum/Governing Law

The rights of holders of our common stock will be governed by the laws of Peru.

Our by-laws provide that the courts of Peru will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under federal or state securities laws of the United States, and that the United States District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under federal or state securities laws of the United States, including applicable claims arising out of this offering. These choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Risk Factors—Risks Relating to the Offering and Our ADSs—Our by-laws provide that the courts of Peru will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under federal or state securities laws of the United States, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under federal or state securities laws of the United States.”

Principal Differences between Peruvian and U.S. Corporate Law

We are incorporated under the laws of Peru. The following discussion summarizes material differences between the rights of holders of our class A shares of common stock and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Peru and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our class A shares of common stock under applicable law in Peru and our articles of association or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and by-laws.

Delaware	Peru
Board of Directors

The board of directors shall consist of one or more members. A typical certificate of incorporation and by-laws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Under Article 155 of the Peruvian Corporations Law, the board of directors must be composed of at least three directors. The by-laws may provide for a fixed number or a variable number of directors to be approved from time to time by majority shareholder vote during the annual shareholders’ meeting. Under Peruvian law, directors are elected by cumulative voting.

Delaware	Peru
Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (“DGCL”) (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the DGCL is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Under Article 171 of the Peruvian Corporations Law, each director is required to act with the diligence of a “diligent businessman” and as a “loyal representative” of the corporation. Any act or failure to act by a director in breach of these duties could subject the director to liability for damages caused by such act or failure to act. Directors’ duties and the corresponding liability for breach of such duties cannot be modified by the by-laws of a corporation.

In addition, under Article 177 of the Peruvian Corporations Law, directors are jointly and severally liable to the corporation, the shareholders and third parties for damages caused to the company as a result of any of the following actions on the part of any individual director: (i) contraventions of law or the corporation’s by-laws; (ii) willful misconduct; (iii) abuse of power by exceeding the limits set forth by the corporation on the powers of a director to act on its behalf; or (iv) gross negligence.

According to Article 184 of the Peruvian Corporations Law, directors are liable for a period of two years from when the relevant agreement was adopted or the act that caused damage was performed.

Interested Shareholders

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or by-laws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Article 133 of the Peruvian Corporations Law provides that shareholders must abstain from voting if they have a direct or indirect conflict of interest with the matter being voted on. In such case, the shares of the shareholder with a conflict of interest are considered for quorum purposes, but not for purposes of adopting the applicable resolutions.

Delaware	Peru
Removal of Directors

A typical certificate of incorporation and by-laws provide that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Article 154 of the Peruvian Corporations Law, directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the votes validly cast at the relevant shareholders’ meeting.
Filling Vacancies on the Board of Directors

A typical certificate of incorporation and by-laws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.	Under Article 157 of the Peruvian Corporations Law, vacancy of a seat on the board of directors results from a director’s death, resignation, removal or involvement in any of the causes of impediment stipulated by law or the corporation’s by-laws. Unless provided otherwise in the corporation’s by-laws and provided that there is no substitute director in place, any vacancy of a seat on the board of directors previously filled by a director approved by shareholders may be filled by the majority vote of the remaining directors under Peruvian law. If the remaining directors in office constitute less than a quorum, they must call a shareholders’ meeting for the appointment of a new board of directors. If no directors remain in office, the CEO may call the shareholders’ meeting.
Amendment of Governing Documents

Under the DGCL, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. Under the DGCL, the board of directors may amend by-laws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend by-laws.	Article 198 of the Peruvian Corporations Law provides that amendments to a corporation’s by-laws require the approval of shareholders holding a majority of the outstanding shares. The call for the meeting must, clearly and accurately, indicate the matter of the amendment. The quorum for the first call requires the presence of a number of shareholders holding 50% of issued common shares. The quorum for the second call requires the presence of a number of shareholders holding 25% of issued common shares. The quorum for the third call requires the presence of shareholders holding any number of issued common shares. The by-laws may specify higher quorum or other requirements. If a quorum is met, shareholders may decide to delegate amendment of the by-laws to the board of directors or management of the corporation.

Delaware	Peru
Meetings of Shareholders

Annual and Special Meetings	Annual and Special Meetings

Typical by-laws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws.

Under the Peruvian Corporations Law, annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year. If the annual shareholders’ meeting or any other shareholders’ meeting required by law is not held, a public notary or competent judge may call for such meeting at the request of at least one shareholder of the corporation. A special meeting of shareholders may be called by the board of directors or by holders of at least 5% of outstanding common shares. If a special meeting of shareholders is not convened by the board of directors within 15 business days from when a request by holders of at least 5% of outstanding common shares is made or the board expressly or implicitly refuses to convene the shareholders’ meeting, a public notary or competent judge may call for such meeting at the request of holders of at least 5% of outstanding common shares.

If a corporation has multiple classes of shares, any matters approved during a shareholders’ meeting affecting the rights of holders of a particular class of shares must be separately approved by such holders.

Quorum Requirements	Quorum Requirements

Under the DGCL, a corporation’s certificate of incorporation or by-laws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Under the Peruvian Corporations Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the by-laws, the sale in a single transaction of assets with a value exceeding 50% of share capital or a merger, division, reorganization, transformation or dissolution are subject to a first, second and third quorum call, the second and third to occur upon the failure of the first. Quorum for such shareholders’ meeting on the first call requires the presence of a number of shareholders holding 50% of issued common shares; on the second call, the quorum consists of the number of shareholders holding 25% of issued common shares; and, on the third call, the quorum consists of the number of shareholders holding any number of issued common shares. Decisions must be approved by a majority of the issued common shares.

Shareholders’ meetings called to consider all other matters are subject to a first call quorum of 50% of common shares, and a second call quorum of any number of shares represented at the shareholders’ meeting. In such cases, decisions require the approval of a simple majority of the common shares represented at the shareholders’ meeting.

Delaware	Peru
Indemnification of Officers, Directors and Employees

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Under its articles of association and by-laws, or if agreed at a shareholders’ meeting, a corporation may indemnify its directors and officers against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal, administrative or other proceeding in which the director or officer is involved because of his association with the corporation except where the director or officer is found in a final unappealable decision to have acted in contravention of the law or the by-laws of the company, or to have acted acting willful misconduct, gross negligence or abuse of powers.

Delaware	Peru
Shareholder Approval of Business Combinations

Generally, under the DGCL, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The DGCL also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the DGCL. See “—Interested Shareholders” above.

Under the Peruvian Corporations Law, completion of a sale in a single transaction of assets with a value exceeding 50% of a corporation’s share capital or a merger, division, reorganization, transformation or dissolution requires approval by a majority of the outstanding common shares.
Shareholder Action Without A Meeting

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	Under the Peruvian Corporations Law, no action may be taken by shareholders other than at a meeting of shareholders. However, a shareholders’ meeting is deemed convened and validly constituted to take any action, without prior notice, if the holders of all outstanding voting shares are present and unanimously agree to convene the shareholders’ meeting and discuss a given agenda.
Shareholder Suits

Under the DGCL, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the DGCL have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.	Under Article 181 of the Peruvian Corporations Law, shareholders may bring a liability claim against any director or officer on behalf of and in the name of the corporation if (i) the action is approved at a shareholders’ meeting or (ii) holders of one-third of the total outstanding common shares of a corporation bring the liability claim, in the case of clause (ii) as long as such shareholders had not previously voted during a shareholders’ meeting against bringing such claims. Any shareholder may also commence a liability suit against a director or officer in its own name. In addition, shareholders may challenge agreements approved during shareholders’ meetings if such agreements (i) are adopted in contravention of the Peruvian Corporations Law or the corporation’s articles of association and by-laws; (ii) may be considered null and void under applicable law; or (ii) damage the corporation’s interest in direct or indirect benefit of one or more shareholders. Shareholders may only challenge an agreement if they demonstrated their disagreement with the adoption of such agreement during the applicable shareholders’ meeting, were absent or illegitimately hindered from casting its vote.

Delaware	Peru
Distributions and Dividends; Repurchases and Redemptions

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.	Article 104 of the Peruvian Corporations Law provides that a corporation may purchase its own shares when the purchase is made to avoid serious harm to the corporation, in which case the shares must be subsequently sold by the corporation within two years of such purchase, or when the shares being purchased are not above 10% of the total outstanding shares of the corporation and the purchase, along with a maximum holding term of two years, is previously approved by shareholders. Furthermore, a corporation may redeem its own shares when the applicable capital reduction is previously approved by the holders of a majority of outstanding common shares or the corporation grants the applicable shareholders valid title to receive a percentage of the distributable profits of the corporation for a determined period of time.
Transactions with Officers or Directors

Under the DGCL, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the DGCL, either (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Peruvian Corporations Law, directors must fully disclose a direct or indirect conflict of interest with the corporation and must not participate in discussions and abstain from voting if they have a direct or indirect conflict of interest with the matter being discussed or voted on, as applicable. In addition, directors and officers of a corporation (and its related parties) may only enter into agreements with the corporation in the ordinary course of business and on an arm’s length basis.

Directors and officers are prohibited from engaging, directly or indirectly, in activities that compete with the corporation, unless they receive approval of a majority of votes validly cast at the relevant shareholders’ meeting.

Moreover, under article 51(c) of the Peruvian Capital Markets Law, the execution of agreements that involve at least 5% of a corporation’s assets and are between the corporation and parties related to directors, managers or shareholders owning, directly or indirectly, 10% of share capital require the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any). If a controlling shareholder is also the controlling shareholder of the entity involved in such transaction, in addition to the board of directors’ prior approval, the terms of the transaction must be reviewed by an external independent entity (audit companies (other than the auditors of the company) or other entity to be determined by the SMV).

Delaware	Peru
Dissenters’ Rights

Under the DGCL, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Under Articles 200 and 262 of the Peruvian Corporations Law, a shareholder of a corporation may be entitled to separation rights pursuant to which the shareholder may receive cash in an amount to be agreed with the corporation if the shareholder opposed the relevant resolution or was absent when voting took place in the case of: (i) changes to the corporate purpose; (ii) change of the corporation’s legal domicile to a location out of the country; (iii) any transformation, merger or significant spinoff occurs with respect to the corporation; (iv) amendments to the limitations of transferability of shares or to preferential acquisition rights; (v) delisting of shares from the Securities Public Registry; or (vi) conversion from an openly held corporation (sociedad anónima abierta) to a different form of corporation. In the absence of an agreement between the corporation and the dissenter shareholder on the share price to be paid, the price shall be the average weighted price of such shares on the BVL for the last six months or, if such shares are not traded on the BVL, the applicable book value for the shares for the preceding month.
Cumulative Voting

Under the DGCL, a corporation may adopt in its by-laws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Under the Peruvian Corporations Law, directors of a corporation are elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion. If there are various classes of shares entitled to appoint a specific number of directors, separate votes must be taken at special shareholders’ meetings. A corporation’s by-laws may establish a different voting system, provided that the minority’s representation is not less than that under cumulative voting.
Anti-Takeover Measures

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Articles of association do not typically provide for and the Peruvian Corporations Law does not include provisions that have the effect of delaying, deferring or preventing a change of control.

Delaware	Peru
In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the ADSs. The depositary’s offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is                 , located at                 .

We have appointed the depositary pursuant to the deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,                  class A shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-class A shares ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of class A shares will continue to be governed by the laws of the Republic of Peru, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the class A shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders’ rights for the class A shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”) the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the class A shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable class A shares with the beneficial ownership rights and interests in such class A shares being at all times vested with the beneficial owners of the ADSs representing the class A shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Republic of Peru.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Shares

Whenever we make a free distribution of class A shares for the securities on deposit with the custodian, we will deposit the applicable number of class A shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the class A shares deposited or modify the ADS-to-class A shares ratio, in which case each ADS you hold will represent rights and interests in the additional class A shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-class A shares ratio upon a distribution of class A shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new class A shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the class A shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional class A shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new class A shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Peru would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, class A shares or rights to subscribe for additional class A shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Shares

The class A shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such class A shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the class A shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Shares

Upon completion of the offering and the registration of the resulting capital increase with the Securities Public Registry, the class A shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offering, the depositary may create ADSs on your behalf if you or your broker deposit class A shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the class A shares to the custodian. Your ability to deposit class A shares and receive ADSs may be limited by U.S. and Peruvian legal and tax considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the class A shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of class A shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The class A shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such class A shares have been validly waived or exercised.

•	You are duly authorized to deposit the class A shares.

•

The class A shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The class A shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement and Peruvian law, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying class A shares at the custodian’s offices. Your ability to withdraw the class A shares held in respect of the ADSs may be limited by U.S. and Peruvian law and tax considerations applicable at the time of withdrawal. In order to withdraw the class A shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the class A shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the class A shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the class A shares or ADSs are closed, or (ii) class A shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	Obligations to pay fees, taxes and similar charges; and

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the class A shares represented by your ADSs. The voting rights of holders of class A shares are described in “Description of Our Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of class A shares, upon a change in the ADS(s)-to class A shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of class A shares	Up to US$0.05 per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-class A shares ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).	Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of class A shares on the share register and applicable to transfers of class A shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to class A shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the class A shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the class A shares represented by ADSs and to direct the depositary of such class A shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in class A shares, for the validity or worth of the class A shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our by-laws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our by-laws or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting class A shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of class A shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank, N.A. (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank, N.A. to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of class A shares (including class A shares represented by ADSs) are governed by the laws of the Republic of Peru.

The deposit agreement governing our ADSs provides that, to the extent permitted by law, holders of ADSs, including purchasers in secondary transactions and holders of ADSs that withdraw their class A shares, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our class A shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

TAXATION

Peruvian Tax Considerations

In the opinion of our Peruvian counsel, Rodrigo, Elias & Medrano Abogados and subject to the qualifications, assumptions and limitations stated herein, the principal consequences of ownership of ADSs by non-Peruvian domiciled individuals and entities (“Non-Peruvian Holders”) as of the date hereof are mentioned in this section. Any changes in the legislation or in the interpretation thereof by judicial or tax authorities could affect the tax consequences of Non-Peruvian Holders of ADSs and could alter or modify this opinion. This summary is not intended to be a comprehensive description of all tax considerations that may be relevant to a decision to make an investment in ADSs and does not describe any tax consequences arising under the laws of any other jurisdiction other than Peru, or applicable to a taxpayer domiciled in Peru or to a non-domiciled entity having a permanent establishment in Peru for tax purposes.

Peruvian tax legislation provides that:

•

individuals are considered domiciled in Peru if they are Peruvian nationals who have established their principal place of residence in Peru or if they are foreign nationals with a physical presence in Peru for more than 183 days within any 12-month period (the status of Peruvian domiciled taxpayer is effective as of January 1 of the year following when the applicable conditions have been met); and

•

legal entities are considered domiciled in Peru if they are incorporated in Peru (non-Peruvian entities permanent established in Peru are also considered domiciled with respect to Peruvian source income).

Peruvian domiciled individuals or entities are subject to Peruvian income tax on all of their income, while Non-Peruvian Holders, whether individuals or entities, are subject to Peruvian income tax on their Peruvian source income only (as defined in the Peruvian income tax legislation).

Dividends and other Distributions

Cash dividends paid in respect of class A shares to Non-Peruvian Holders (including those class A shares held in the name of the depositary with respect to ADSs) are currently subject to income tax withholding in Peru at the rate of 5% of any dividend paid. As a general rule, the distribution of additional class A shares in lieu of cash dividends, as well as the distribution of pre-emptive subscription rights in respect of class A shares are not currently subject to Peruvian tax or tax withholding.

Capital Gains

Peruvian income tax legislation provides that capital gains derived from the disposal of securities issued by Peruvian entities are considered Peruvian source income and are therefore subject to income tax in Peru. Any capital gains resulting from the disposal of ADRs (which in the opinion of Rodrigo, Elias & Medrano Abogados also applies in respect of ADSs that represent shares issued by a Peruvian entity) are considered Peruvian source income and therefore also subject to taxation in Peru. Peruvian source income resulting from the disposal of securities (e.g., ADRs or ADSs) is equivalent to the difference between the sale price of the securities at market value and the tax basis as certified by Peruvian tax authorities.

Notwithstanding the foregoing, capital gains resulting from the disposal of beneficial interests in ADSs that represent shares issued by a Peruvian entity will not be considered Peruvian source income, provided that the ADSs issued by the depositary are held in the name of a nominee and such ADSs are not transferred to a third party as a result of the disposal of the corresponding beneficial interest.

The conversion of ADSs into class A shares or class A shares into ADSs would not be subject to taxation in Peru provided that the instruments issued as a result of such conversion are issued to the registered holder of the ADSs.

In the event ADSs were exchanged into class A shares and (i) such Class A shares were to be issued directly to the holder of the beneficial interest in the ADSs (i.e., rather than to the registered holder), or (ii) such class A shares were disposed of, capital gains resulting therefrom are considered Peruvian source income and are therefore subject to income tax in Peru at a rate of up to 30%.

Thus, Peruvian source income resulting from the disposal of the ADSs (or the class A shares resulting from any exchange of ADSs) would be equivalent to the difference between the sale price of the ADSs (or the class A shares), at market value and the tax basis as certified by Peruvian tax authorities in advance of any price payment. Note that the tax basis certificate is issued in Peruvian soles, considering the applicable exchange rate on the acquisition date.

If the class A shares are registered with the Superintendency of the Securities Market—SMV and such transfer is performed through trading sessions (Rueda de Bolsa) at the Lima Stock Exchange, capital gains resulting therefrom may be subject to a lower income tax rate in Peru. In such scenario the tax basis does not need to be certified by Peruvian tax authorities, but instead must be timely informed to CAVALI (the Peruvian clearing house). Non-Peruvian Holders who convert their ADS into class A shares may have the following tax basis: (i) if the ADS was not previously transferred, the tax basis of each class A share would equal the amount that results from dividing the ADS subscription cost (which includes the acquisition cost plus other disbursements performed by the holder in order to issue the ADS) over the number of class A shares received; whereas, (ii) if the ADS was previously transferred, the tax basis of each Class A share would equal the amount that results from dividing the ADS’s acquisition cost over the number of class A shares received.

A further tax exemption may apply to capital gains resulting from the disposal of class A shares provided (i) such shares are registered with the SMV; (ii) such transfer is performed through trading sessions (Rueda de Bolsa) of the Lima Stock Exchange, (iii) such shares have a stock market presence as of the transfer date (ensuring share liquidity and continuous price quotations); and (iv) the transferor and its related parties have not transferred 10% or more of the aggregate class A shares in any 12-month period. This tax exemption is set to expire in its entirety on December 31, 2022.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, own, or dispose of ADSs or class A shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences, U.S. federal gift or estate tax consequences, or any tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or class A shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding ADSs or class A shares in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or class A shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or class A shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or class A shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of our ADSs or class A shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying class A shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying class A shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or class A shares in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Except as described below under “—Passive Foreign Investment Company Rules,” the gross amount of distributions paid on our ADSs or class A shares (including any amount withheld in respect of Peruvian taxes), other than certain pro rata distributions of ADSs or class A shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends paid to certain non-corporate U.S. Holders that constitute “qualified dividend income” are taxable at rates applicable to long-term capital gains. Dividends paid on our ADSs will generally be eligible for taxation as “qualified dividend income,” provided the ADSs are traded on the                 or are readily tradable on another established securities market in the United States. It is unclear whether these reduced rates will apply to dividends paid with respect to our class A shares that are not represented by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in soles will be the U.S. dollar value of the soles calculated by reference to the spot rate of exchange in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt, and such gain or loss generally will be treated as ordinary income or loss from sources within the United States.

Dividends generally will be treated as “passive category” foreign-source income for foreign tax credit purposes. As described in “—Peruvian Tax Considerations—Dividends and Other Distributions,” dividends paid by us are currently subject to Peruvian withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of Peruvian withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, Peruvian taxes withheld from dividend payments generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such Peruvian taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

U.S. Holders that receive distributions of additional ADSs or class A shares or rights to subscribe for ADSs or class A shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Sale or Other Taxable Disposition of ADSs or Class A Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale, exchange or other taxable disposition of ADSs or class A shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s adjusted tax basis in the ADSs or class A shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or class A shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

If Peruvian tax is imposed on gain from the sale or other disposition of ADSs or class A shares (see “—Peruvian Tax Considerations—Capital Gains” for a description of when a disposition may be subject to Peruvian tax), a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Peruvian tax. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any Peruvian taxes imposed on any such gains. U.S. Holders should consult their tax advisers regarding the creditability of any Peruvian tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ADSs in this offering, we do not believe we were a PFIC in 2019 and we do not expect to be a PFIC for our current taxable year. However, because (i) a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time and (ii) we will hold a substantial amount of cash following this offering, we cannot assure you that we will not be a PFIC for the current or any future taxable year. We will not provide an annual determination of our PFIC status for any taxable year.

Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holder held such interests directly, even though the U.S. Holder did not receive the proceeds of those distributions or dispositions directly.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or class A shares, gain recognized by the U.S. Holder upon a sale or other disposition (including, under certain circumstances, a pledge) of our ADSs or class A shares would be allocated ratably over the U.S. Holder’s holding period for such ADSs or class A shares. The amounts allocated to the taxable year of the disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax attributable to each allocated amount. Further, to the extent that any distributions received by a U.S. Holder on the ADSs or class A shares exceeded 125% of the average of the annual distributions on such ADSs or class A shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or class A shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder owned our ADSs or class A shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or class A shares, even if we ceased to meet the threshold requirements for PFIC status.

If a U.S. Holder owns our ADSs or class A shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply. A failure to file this form as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

In addition, if we were treated as a PFIC for a taxable year in which we paid a dividend, or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders that constitute “qualified dividend income” would not apply.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or class A shares.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or class A shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or class A shares, or non-U.S. accounts through which ADSs or class A shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and class A shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of class A shares in the form of ADSs indicated below:

Name	Number of class A shares (in the form of ADSs)
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$ per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus, to purchase up to             additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                ADSs.

Total
	Per ADSs	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to US$        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We intend to apply to have the ADSs listed on the NYSE under the trading symbol “AUNA” and we intend to apply to have our class A shares listed on the BVL under the trading symbol “    ”.

We and all directors and officers and our existing shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, shares of common stock or any securities convertible into or exercisable or exchangeable for ADSs or shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ADSs or shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or common stock;

whether any such transaction described above is to be settled by delivery of ADSs, common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ADSs, shares of common stock or any security convertible into or exercisable or exchangeable for common stock or ADSs.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of ADSs to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the ADSs, common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Goldman Sachs & Co. LLC, through its asset management affiliate, has a significant investment in certain funds managed by Enfoca, our controlling shareholder. As a result of this investment, Goldman Sachs & Co. LLC or its affiliates have a 0.15% indirect beneficial ownership interest in Auna as of the date of this prospectus.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock or the ADSs. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in Peru

This offering and the ADSs have not been and will not be registered in the Republic of Peru and therefore are not and will not be subject to Peruvian laws applicable to public offerings in Peru. The information contained in this prospectus has not been and will not be approved or disapproved by the SMV or the BVL. The ADSs cannot, and will not, be offered or sold in Peru except in compliance with the securities laws in Peru.

Notice to Colombian Investors

The ADSs have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will they be registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) or listed on a regulated securities trading system such as the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.).

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina. Neither we nor the underwriters will solicit the public in Argentina in connection with this prospectus.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances.

Brazil

The offer of ADSs described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the ADSs have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The ADSs have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

The ADSs are not and will not be registered under the Securities Market Law No. 18,045, as amended, of Chile. The ADSs have not been and will not be registered with the Chilean Financial Markets Commission (Comisión para el Mercado Financiero), together with all predecessor agencies and commissions, including, without limitation, the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros), and, accordingly, may not be offered or sold to persons in Chile except in circumstances that do not constitute a public offering under Chilean law.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of ADSs may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ADSs shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase ADSs, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Mexico

The ADSs have not been registered with the National Securities’ Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and

are not being, and may not be, offered, sold or traded in Mexico pursuant to a public offering in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores or “LMV”), except pursuant to a private placement exemption under Article 8 of the LMV or other exemptions set forth in the LMV.

Panama

The ADSs have not been, and will not be, registered for public offering in Panama with the Panamanian Superintendence of the Securities Market (Superintendencia del Mercado de Valores, previously the National Securities Commission of Panama) under Decree-Law 1 of July 8, 1999, as reformed by Law 67 of 2011 (the “Panamanian Securities Act”). Accordingly, the ADSs may not be offered or sold in Panama or to persons domiciled in Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. The ADSs do not benefit from tax incentives accorded by the Panamanian Securities Act, and are not subject to regulation or supervision by the Panamanian Superintendence of the Securities Market as long as the ADSs are privately offered to no more than 25 persons domiciled in Panama and result in the sale to no more than 10 of such persons.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any ADSs or caused such ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell such ADSs or cause such ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the ADSs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The ADSs will not be publicly offered or distributed in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27ff of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. The ADSs may be offered in Switzerland privately only to a select circle of investors without the use of any public means of information or advertisement.

This prospectus does not constitute an offer prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. It has not been filed with or approved by any Swiss regulatory authority or stock exchange.

United Kingdom

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

United Arab Emirates

The ADSs have not been, and will not be, publicly offered, sold, promoted or advertised in the United Arab Emirates (including Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Finance Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total

All amounts in the table are estimates except the SEC registration fee, the NYSE listing fee and the FINRA filing fee.

The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the offering.

LEGAL MATTERS

The validity of the ADSs will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the class A shares and other matters governed by Peruvian law will be passed upon for us by Rodrigo, Elias & Medrano Abogados and for the underwriters by J&A Garrigues Perú S. Civil de R.L. Certain matters governed by Colombian law will be passed upon for us by Posse Herrera Ruiz.

EXPERTS

The consolidated financial statements of Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) as of December 31, 2019, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2019, have been included herein in reliance upon the report of Caipo y Asociados Sociedad Civil de Responsabilidad Limitada, located at Av. Javier Prado Este 444, San Isidro, Lima, Peru, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Promotora Médica Las Américas S.A. as of December 26, 2018 and for the period from January 1, 2018 to December 26, 2018 included in this prospectus have been so included in reliance on the report of Crowe Co S.A.S., an independent registered public accounting firm and member of Crowe Global, given on the authority of said firm as experts in auditing and accounting. Such report includes a qualified opinion due to the omission of the presentation of comparative financial information required by IFRS.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. In addition, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers and directors will not be subject to Section 16 of the Exchange Act relating to insider short-swing profit disclosure and recovery regime.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We will file financial statements and other periodic reports with the SMV in Peru. Issuers of securities registered with the SMV are required to disclose relevant facts (hechos de importancia), which are material information in connection with the issuer of registered securities, its activities or securities issued or secured by such issuer which may influence the liquidity, price, offering or negotiation of such securities and all the information that may be relevant for investors to be able to make investment decision. Accordingly, issuers must file with the SMV financial information, including unaudited condensed consolidated interim financial statements on a quarterly basis (which are not required to be subject to limited review), and audited annual individual and consolidated financial statements on an annual basis.

ENFORCEMENT OF JUDGMENTS

Auna is an openly held corporation (sociedad anónima abierta) organized and existing under the laws of Peru. The majority of our directors and all of our officers reside in Peru or elsewhere outside the United States, and a significant portion of the assets of such persons may be, and substantially all of our assets are, located in Peru and Colombia or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon our directors or officers, or to enforce against them, or us, in U.S. federal or state courts judgments predicated upon the provisions of civil liabilities of U.S. federal securities laws.

We have been advised by our Peruvian counsel, Rodrigo, Elias & Medrano Abogados, that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated upon the provisions of civil liability of the U.S. federal securities laws. In addition, we have been advised by Rodrigo, Elias & Medrano Abogados that any final and conclusive judgment for a fixed and definitive sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of our obligations under the class A shares that are governed by New York law will, upon request, be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case), provided that: (i) there is a treaty in effect between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments; or (ii) in the absence of such a treaty, the original judgment is ratified by the Peruvian Courts (Cortes de la República del Perú), under such exequatur proceeding, subject to the provisions of the Peruvian Civil Code and the Peruvian Civil Procedure Code provided that the following conditions and requirements are met:

•

the foreign judgment does not resolve matters under the exclusive jurisdiction of Peruvian courts (and the matters contemplated in respect of this prospectus or the class A shares are not matters under the exclusive jurisdiction of Peruvian courts);

•	such foreign court had jurisdiction under its own private international conflicts of law rules and under general principles of international procedural jurisdiction;

•

Auna received service of process in accordance with the laws of the place where the proceeding took place, was granted a reasonable opportunity to appear before such foreign court, and was guaranteed due process rights;

•	the judgment has the status of res judicata as defined in the jurisdiction of the court rendering such judgment;

•	no pending litigation in Peru between the same parties for the same dispute was initiated before the commencement of the proceeding that concluded with the foreign judgment;

•

the foreign judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law, unless such foreign judgment was rendered first;

•	the foreign judgment is not contrary to Peruvian public policy (orden público) or good morals (buenas costumbres);

•	it is not proven that such foreign court denies enforcement of Peruvian judgments or engages in a review of the merits thereof; and

•

such judgment has been (i) duly apostilled by the competent authority of the jurisdiction of the issuing court, in case of jurisdictions that are party to the Hague Apostille Convention, or certified by Peruvian consular authorities, in the case of jurisdictions that are not parties to the Hague Apostille Convention, and is accompanied by a certified and officially translated copy of such judgment into Spanish; and (ii) the applicable court taxes or fees have been paid.

Our properties and subsidiaries have no immunity from a court’s jurisdiction, except, to the extent applicable, immunities set forth in Article 616 of the Peruvian Code of Civil Procedure (Código Procesal Civil) for attachments on assets dedicated to the rendering of public services.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Condensed Consolidated Interim Statement of Financial Position

As of June 30, 2020 and December 31, 2019

In thousands of soles	Note	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	22	74,692	36,084
Trade accounts receivable	4	255,054	285,601
Other assets		70,795	81,380
Inventories	5	58,170	37,057
Derivative financial instruments	6	2,098	448
Assets held for sale		—	1,378

Total current assets		460,809	441,948

Non-current assets
Trade accounts receivable	4	683	—
Other assets		10,558	8,626
Investments in associates and joint venture	7	10,253	9,907
Property, furniture, and equipment	8	731,567	715,800
Intangible assets	9	413,342	431,594
Right of use assets	10	238,504	240,909
Investment properties		1,361	1,456
Derivative financial instruments	6	13,397	8,321
Deferred tax assets		49,495	32,736

Total non-current assets		1,469,160	1,449,349

Total assets		1,929,969	1,891,297

Liabilities
Current liabilities
Loans and borrowings	11	266,985	172,992
Lease liabilities	10	26,932	27,799
Trade accounts payable	12	220,649	254,199
Other accounts payable		89,869	64,744
Provisions	13	8,793	8,020
Unearned premium reserve		51,643	58,210
Deferred income	14	1,787	—
Derivative financial instruments	6	11,545	3,952

Total current liabilities		678,203	589,916

Non-current liabilities
Loans and borrowings	11	499,687	464,751
Lease liabilities	10	158,570	151,285
Other accounts payable		10,446	12,876
Derivative financial instruments	6	15,791	11,526
Deferred tax liabilities		52,524	82,125
Deferred income	14	2,232	—

Total non-current liabilities		739,250	722,563

Total liabilities		1,417,453	1,312,479
Equity	15
Share capital		236,547	236,547
Share premium		386,045	386,045
Reserves		(96,783)	(77,556)
Retained earnings (losses)		(15,234)	17,244

Equity attributable to the owner of the Company		510,575	562,280

Non-controlling interest		1,941	16,538

Total equity		512,516	578,818

Total liabilities and equity		1,929,969	1,891,297

The accompanying notes on pages F-6 to F-41 are an integral part of these condensed consolidated interim financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Condensed Consolidated Interim Statement of Income and Other Comprehensive Income

For the six months ended June 30, 2020 and 2019

In thousands of soles	Note	2020	2019
Revenue
Premiums earned	17	276,854	252,937
Healthcare services revenue	17	276,589	326,394
Sale of medicines	17	76,249	98,195

Total revenue from contracts with customers		629,692	677,526

Cost of sales and services	18	(395,687)	(417,924)

Gross profit		234,005	259,602

Selling expenses	18	(65,884)	(64,727)
Administrative expenses	18	(123,464)	(114,861)
Loss for impairment of trade receivables		(6,566)	(2,980)
Other income		2,770	3,191

Operating profit		40,861	80,225

Finance income		3,538	8,468
Finance costs	19	(76,983)	(27,830)

Net finance cost		(73,445)	(19,362)

Share of profit of equity-accounted investees		222	1,064

(Loss) profit before tax		(32,362)	61,927
Income tax expense	21	9,444	(24,793)

(Loss) profit for the period		(22,918)	37,134

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges		(5,015)	(19,275)
Foreign operations – foreign currency translation differences		(18,263)	(3,799)
Income tax		1,526	6,080

Other comprehensive loss for the period, net of tax		(21,752)	(16,994)

Total comprehensive (loss) income for the period		(44,670)	20,140

(Loss) profit attributable to:
Owner of the Company		(22,478)	36,403
Non-controlling interest		(440)	731

		(22,918)	37,134

Total comprehensive (Loss) income attributable to:
Owner of the Company		(44,117)	19,580
Non-controlling interest		(553)	560

		(44,670)	20,140

(Losses) earnings per share
Basic and diluted (losses) earnings per share		(0.10)	0.15

The accompanying notes on pages F-6 to F-41 are an integral part of these condensed consolidated interim financial statements

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended June 30, 2020 and 2019

	Equity attributable to the owner of the Company
In thousands of soles	Share capital (note 15.A)	Share premium	Other capital reserve	Translation reserve (note 15.B)	Hedging reserve (note 15.C)	Merger reserve (note 15.D)	Retained earnings (losses) (note 15.E)	Total	Non- controlling interest (note 15.F)	Total equity
Balances as of January 1, 2019	236,546	386,045	21,749	(2,555)	(711)	(85,296)	(35,107)	520,671	15,727	536,398
Profit for the period	—	—	—	—	—	—	36,403	36,403	731	37,134
Other comprehensive loss for the period	—	—	—	(3,628)	(13,195)	—	—	(16,823)	(171)	(16,994)

Total comprehensive income for the period	—	—	—	(3,628)	(13,195)	—	36,403	19,580	560	20,140

Dividend distribution	—	—	—	—	—	—	(10,000)	(10,000)	—	(10,000)

Total transactions with the owner of the Company	—	—	—	—	—	—	(10,000)	(10,000)	—	(10,000)

Balances as of June 30, 2019	236,546	386,045	21,749	(6,183)	(13,906)	(85,296)	(8,704)	530,251	16,287	546,538

Balances as of December 31, 2019	236,547	386,045	32,083	(10,516)	(13,827)	(85,296)	17,244	562,280	16,538	578,818

Loss for the period	—	—	—	—	—	—	(22,478)	(22,478)	(440)	(22,918)
Other comprehensive loss for the period	—	—	—	(18,150)	(3,489)	—		(21,639)	(113)	(21,752)

Total comprehensive loss for the period	—	—	—	(18,150)	(3,489)	—	(22,478)	(44,117)	(553)	(44,670)

Shareholder’s downstream merger	—	—	—	—	—	46	—	46	—	46
Acquisition of non-controlling interest	—	—	—	—	—	2,366	—	2,366	(14,037)	(11,671)
Dividend distribution	—	—	—	—	—	—	(10,000)	(10,000)	(7)	(10,007)

Total transactions with the owner of the Company	—	—	—	—	—	2,412	(10,000)	(7,588)	(14,044)	(21,632)

Balances as of June 30, 2020	236,547	386,045	32,083	(28,666)	(17,316)	(82,884)	(15,234)	510,575	1,941	512,516

The accompanying notes on pages F-6 to F-41 are an integral part of these condensed consolidated interim financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows

For the six months ended June 30, 2020 and 2019

In thousands of soles	Note	2020	2019
Cash flows from operating activities
(Loss) profit for the period		(22,918)	37,134
Adjustments for:
Depreciation	8	14,770	15,580
Depreciation of right-of-use assets	10	12,994	8,766
Amortization	9	3,169	3,035
Impairment of inventories		120	221
(Gain) loss on disposal of property, furniture, and equipment		(178)	458
Gain on disposal of right-of-use assets net of leases		(11)	—
Loss on disposal of assets held for sale		45	—
Loss for impairment of trade receivables		6,566	2,980
Share of profit of equity-accounted investees		(222)	(1,064)
Technical provisions and other provisions		3,243	1,926
Finance income		(3,538)	(8,468)
Finance costs	19	76,983	27,830
Tax expense (income)		(9,444)	24,793
Net changes in assets and liabilities:
Trade accounts receivable and other assets		(3,915)	(29,707)
Inventories		(22,165)	4,274
Trade accounts payable and other accounts payable		(5,513)	(14,698)
Provisions		(2,223)	(1,816)
Unearned premium reserve		(6,567)	(780)

Cash from operating activities		41,196	70,464

Income tax paid		(20,664)	(14,178)
Interest received		3,538	1,242

Net cash from operating activities		24,070	57,528

Cash flows from investing activities
Purchase of properties, furniture, and equipment	8	(46,150)	(44,090)
Dividends from equity-accounted investees		303	330
Proceeds from sale of property, furniture, and equipment		919	—
Proceeds from sale of assets held for sale		1,322	—
Purchase of intangibles	9	(8,515)	(6,476)

Net cash used in investing activities		(52,121)	(50,236)

Cash flows from financing activities
Proceeds from loans and borrowings	11	213,111	114,610
Payment of loans and borrowings	11	(97,745)	(89,078)
Payment of lease liabilities	10	(19,559)	(20,104)
Payments for account payables to third parties		(1,020)	(979)
Payment for call spread premiums		(2,871)	(3,001)
Payment for settlement of derivatives		(2,472)	(249)
Payment of commissions for derivatives		—	(2,474)
Interest paid	11	(16,581)	(18,862)
Dividend paid		(5,007)	(5,000)
Trust funds		682	(2,362)

Net cash from (used in) financing activities		68,538	(27,499)

Net increase (decrease) in cash and cash equivalents		40,487	(20,207)
Cash and cash equivalents at January 1		36,084	110,871
Exchange difference on cash and cash equivalents for the period		(1,879)	(1,057)

Cash and cash equivalents at June 30		74,692	89,607

Transactions not representing cash flows
Assets acquired through finance lease and other financing	10	16,987	12,707
Capitalised borrowing costs		447	—
Assets acquired from suppliers in installments		1,017	4,235
Dividends distribution payable		5,000	5,000

The accompanying notes on pages F-6 to F-41 are an integral part of these condensed consolidated interim financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

1.	Economic Activity

A.	Business activity

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) (hereinafter the “Company” or “Auna”) is a subsidiary of Enfoca Group (ultimate controlling party), which holds a share capital of 69.46% acquired through different mechanisms. The Company is the controlling parent of a group of operating and pre-operating companies focused on the healthcare sector. It was incorporated in Peru in 2008 through the contribution of all the shares of the former shareholders of Oncosalud S.A.C. to the Company.

On December 30, 2019, the Company changed its legal name to Auna S.A. The Company’s registered office is at Av. República de Panamá N.° 3461, San Isidro, Lima, Perú. The Company and its subsidiaries together are also referred to in these condensed consolidated interim financial statements as the “Group”. The Group is a healthcare service provider primarily focused on services that provide cancer treatment through its subsidiary Oncosalud S.A.C., inpatient hospitals, outpatient care centers and specialized medical centers in Peru and, since the end of 2018, in Colombia, through Promotora Médica Las Américas S.A. (hereinafter “PMLA”).

B.	Regulatory agency for private healthcare services

Oncosalud S.A.C. is an indirect subsidiary of the Company. It is supervised by the Superintendencia Nacional de Salud – SUSALUD (Peruvian Board of Health). SUSALUD authorizes, regulates, and supervises the operations of entities that provide healthcare services.

In the case of PMLA, this is regulated by the Superintendencia Nacional de Salud—Supersalud (Colombian Board of Health), an agency that authorizes, regulates, and supervises the operation of entities providing healthcare services.

2.	Basis for the Preparation of Condensed Consolidated Interim Financial Statements

A.	Basis of accounting

These condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group´s last annual consolidated financial statements as at and for the year ended December 31, 2019. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on September 29, 2020.

B.	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost principle, based on the accounting records maintained by the Group, except for the derivative financial instruments and investment properties which have been measured at fair value.

F-6	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

C.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Soles (S/), which is the Company´s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currency of the Subsidiaries domiciled in Colombia is COP (Colombian Pesos).

3.	Use of Judgments and Estimates

In preparing these condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

F-7	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

4.	Trade Accounts Receivable

As of June 30, 2020, and December 31, 2019, this caption comprises the following:

In thousands of soles	2020	2019
Trade accounts receivable	282,697	307,322
Trade accounts receivable from related parties	792	607

	283,489	307,929
Less: Loss for impairment of accounts receivable	(27,752)	(22,328)

	255,737	285,601

Current	255,054	285,601

No current	683	—

The current trade accounts receivable do not bear interest, and do not have specific guarantees. The trade accounts receivable included the unbilled amount for S/ 31,173 thousand (S/ 28,319 thousand as of December 31, 2019). These amounts will become billable within third quarter of the year 2020.

As of June 30, 2020, non-current portion corresponds to trade accounts receivable related to healthcare services provided to COVID patients, does not bear interest, and does not have specific guarantees.

The impairment estimate of trade accounts receivable is included in the “Loss for impairment of trade receivables” item in the condensed consolidated interim statement of income and other comprehensive income. Amounts charged to results of the impairment period are generally written off when there is no expectation of cash recovery.

Disaggregation of trade accounts receivable

This caption comprises the following:

In thousands of soles	2020	2019
Premium earned	10,689	10,293
Healthcare services	245,048	275,308

	255,737	285,601

By primary geographical markets

2020

In thousands of soles	Peru	Colombia	Total
Premium earned	10,689	—	10,689
Healthcare services	96,219	148,829	245,048

	106,908	148,829	255,737

2019

In thousands of soles	Peru	Colombia	Total
Premium earned	10,293	—	10,293
Healthcare services	96,541	178,767	275,308

	106,834	178,767	285,601

F-8	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

The composition of accounts receivable by geographic region and aging as of June 30, 2020 and as of December 31, 2019 is as follows:

In thousands of soles	Peru	Colombia	Total
Current (not past due)	77,275	65,441	142,716
1 – 90 days past due	30,476	35,257	65,733
91 – 180 days past due	4,634	23,497	28,131
181 – 360 days past due	3,918	19,310	23,228
More than 360 days past due	15,686	7,995	23,681

	131,989	151,500	283,489

In thousands of soles	Peru	Colombia	Total
Current (not past due)	76,971	73,410	150,381
1 – 90 days past due	29,384	46,848	76,232
91 – 180 days past due	2,474	31,030	33,504
181 – 360 days past due	2,118	21,771	23,889
More than 360 days past due	15,047	8,876	23,923

	125,994	181,935	307,929

Expected credit loss assessment for corporate customers

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets for corporate customers as at 30 June 2020:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.44%	138,893	618
1 – 90 days past due	0.47%	62,103	290
91 – 180 days past due	7.44%	27,358	2,036
181 – 360 days past due	14.14%	22,152	3,132
More than 360 days past due	69.40%	19,393	13,460

		269,899	19,536

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets for corporate customers as at 31 December 2019:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.21%	149,885	313
1 – 90 days past due	0.38%	75,519	290
91 – 180 days past due	3.43%	32,593	1,117
181 – 360 days past due	3.93%	22,202	873
More than 360 days past due	73.39%	20,301	14,899

		300,500	17,492

F-9	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

Expected credit loss assessment for individual customers

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as at 30 June 2020:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	4.00%	3,823	153
1 – 90 days past due	67.69%	3,630	2,457
91 – 180 days past due	88.23%	773	682
181 – 360 days past due	69.98%	1,076	753
More than 360 days past due	97.27%	4,288	4,171

		13,590	8,216

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as at 31 December 2019:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	4.14%	495	21
1 – 90 days past due	49.28%	713	351
91 – 180 days past due	70.14%	912	639
181 – 360 days past due	70.25%	1,687	1,185
More than 360 days past due	72.87%	3,622	2,640

		7,429	4,836

5.	Inventories

As of June 30, 2020 the increase is due to the actions taken to have inventory stock throughout the year and avoid inventory shortage and due to the rise in the cost of medical materials such as personal protective equipment.

Inventories are not subject of any granted or legal obligation. As of June 30, 2020 and 2019, there was no impairment in the inventories.

6.	Derivative Financial Instruments

A.	Call spread option agreements with deferred premium

On January 3, 2019, the Group changed the conditions of the initial derivative related to notional amount, fixing dates, strike prices and the exchange fluctuations ranging, resulting in new derivatives, which were designated as cash flow hedging instruments to cover the exchange fluctuations ranging from S/ 3.374 to S/ 3.724 per US$ 1 signing an amendment to two call spread agreements with Citibank N.A. with a new notional for US$ 55,000 thousand each. It covered 100% of future capital contributions to the subsidiary Auna Colombia S.A.S. in order to pay the debt resulting from the acquisition of PMLA.

As a result of change, the Group recorded a derivative financial asset measured at FVOCI and call spread premiums payable by S/ 13,830 thousand and S/ 21,537 thousand, respectively and derecognized the old

F-10	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

asset derivative financial measured at FVTPL and call spread premiums payable by S/ 13,108 thousand and S/ 21,134 thousand, respectively. The net effect recognized in ‘finance costs’ (note 19) in the consolidated statement of income and other comprehensive income for the six month period ended June 30, 2019, was S/ 319 thousand.

As of June 30, 2020, and December 31, 2019, this caption comprises the following:

In thousands of soles	Reference value		Maturity date	2020	2019
Derivative assets mandatorily measured at FVOCI
Call Spread Agreements – Tranch 1	US$	55,000	2023	2,098	4,385
Call Spread Agreements – Tranch 2	US$	55,000	2023	13,397	4,384

				15,495	8,769

Current				2,098	448

Non-current				13,397	8,321

The effect of fair value of the derivative financial instrument of the call spread agreements, net of tax recognized in the condensed consolidated interim statement of income and other comprehensive income for the six months of 2020 was gain for S/ 4,741 thousand, (loss of S/ 2,056 thousand for six months ended June 30, 2019).

B.	Swap agreements

On January 2019, the Group signed a new interest rate swap agreement with Citibank N.A. to cover the interest rate fluctuation related to the debt of Auna Colombia S.A.S. with the same bank. The amount covered was US$ 55,000 thousand and such instrument fixed an interest rate of 4.22%, the two first years and then 5.08% the last three years.

In June 2019, the Banco Santander S.A. transferred 13.63% of its participation to Citibank N.A. becoming creditor of 50% to 36.37% of the debt of Auna Colombia. Consequently, Auna Colombia signed an interest rate swap agreement with the Citibank N.A. for US$ 15,000 thousand.

In thousands of soles	Reference value	Maturity date	Fair value
			2020	2019
Cash flow hedges:
Interest rate swap agreement	US$55,000	2023	14,569	8,482
Interest rate swap agreement	US$35,000	2023	7,995	3,740
Interest rate swap agreement	US$15,000	2023	4,772	3,256

			27,336	15,478

Current			11,545	3,952

Non-current			15,791	11,526

The effect of fair value of the derivative financial instrument, net of tax, recognized in ‘other comprehensive income’ for the six months ended June 30, 2020 was loss for S/ 8,634 thousand (S/ 11,306 thousand for six months ended June 30, 2019).

F-11	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

7.	Investments in Associates and Joint Venture

On January 2, 2020, the Group completed the acquisition of the shares of Ciclotron Perú S.A. which represent 9% of their share capital, increased its percentage ownership interest to 49%. The Company paid in December 2019 for the acquisition of these shares S/ 792 thousand.

This acquisition has not represented change in the accounting treatment due to the fact that the Company still does not have control over Ciclotron Perú S.A., because it is not exposed and it does has not have the ability to affect its power or control over the investee.

8.	Property, Furniture, and Equipment

The movement of property, furniture, and equipment and the respective accumulated depreciation for the six months ended June 30, 2020, and 2019 is as follows:

In thousands of soles	June 30, 2020	June 30, 2019
Cost
Balances as of January 1	863,522	727,121
Additions (a)	47,614	39,854
Exchange difference	(16,180)	(2,769)
Transfers from right of use of assets	107	41,956
Disposals	(2,072)	—
Write-off	(665)	(648)
Reclassifications to intangibles assets	(622)	—

Ending balance	891,704	805,514

Accumulated depreciation
Balances as of January 1	(147,722)	(115,578)
Additions	(14,770)	(15,580)
Exchange difference	383	51
Transfers from right of use of assets	(24)	(2,265)
Disposals	1,334	—
Write-off	662	190

Ending balance	(160,137)	(133,182)

Carrying amount:

Balances as of January 1,	715,800	611,543

Balances as of June 30,	731,567	672,332

(a)

During the six months ended at June 30, 2020, the Group acquired assets with a cost of S/ 16,311 thousand (S/ 7,979 thousand at June 30, 2019). At June 30, 2019, the Group acquired four properties located in Lima and Arequipa for S/ 23,373 thousand as part of the expansion strategy of the Group.

At June 30, 2020, the constructions in progress was for S/ 31,303 thousand (S/ 8,502 thousand at June 30, 2019) corresponding to real estate projects related to the construction of a new clinic in the city of Chiclayo, to the expansion of Clínica Delgado, Clínica Oncosalud (Oncocenter), Clinica Vallesur in Peru and include capitalised borrowing costs for S/ 447 thousand, in addition include the construction of real estate projects to build a new clinic through the subsidiary Clínica del Sur in Colombia. The Management estimates that the construction of these clinics will be completed in 2021.

F-12	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

9.	Intangible Assets

The movement of intangible assets and the corresponding accumulated amortization for the six months ended June 30, 2020 and 2019, is as follows:

In thousands of soles	June 30, 2020	June 30, 2019
Cost
Balances as of January 1,	450,054	440,608
Additions (a)	8,515	6,476
Reclassification from property, furniture and equipment	622	—
Exchange difference	(24,389)	(4,759)

Balances as of June 30,	434,802	442,325

Accumulated amortization
Balances as of January 1,	(18,460)	(12,156)
Additions	(3,169)	(3,035)
Exchange difference	169	17

Balances as of June 30,	(21,460)	(15,174)

Carrying amount
Balances as of January 1,	431,594	428,452

Balances as of June 30,	413,342	427,151

(a)

During the six months ended June 30, 2020, the Group acquired intangible assets mainly related to software with a cost of S/ 6,216 thousand and public services concessions with a cost of S/ 2,299 thousand (six months ended June 30, 2019: software with a cost of S/ 3,779 thousand and public services concessions with a cost of S/ 2,697 thousand).

As of June 30, 2020, no provision for impairment of goodwill has been recorded in the condensed consolidated interim financial statements due the Group has not identified any triggering events.

10.	Leases

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the six months ended June 30, 2020 and 2019:

	Right-of-use assets
In thousands of soles	June 30, 2020	June 30, 2019
Balances as of January 1,	240,909	219,703

Additions of right-of-use assets (a)	16,987	12,707
Transfers to property, furniture and equipment net of depreciation	(83)	(39,691)
Depreciation	(12,994)	(8,766)
Write-off	(456)	—
Exchange difference	(5,859)	(1,099)

Balance at June 30,	238,504	182,854

F-13	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

(a)

During the six months ended June 30, 2020, the additions of the Group mainly corresponds to new lease agreements for use of commercial offices, health centers and equipment for medical use. The Group recognised S/ 16,987 thousand of right-of-use asset and lease liability.

During the six months ended June 30, 2019, the additions of the Group mainly corresponds to new lease agreements for use of commercial offices, health centers and equipment for medical use. The Group recognised S/ 12,707 thousand of right-of-use asset and lease liability.

Set out below are the carrying amounts of lease liabilities and the corresponding movements during the six months ended June 30, 2020 and 2019:

	Lease liabilities
In thousands of soles	June 30, 2020	June 30, 2019
Balances as of January 1,	179,084	126,303
Additions	16,987	12,707

Interest expense	6,635	5,453
Payments	(19,559)	(20,104)
Lease contracts cancelled	(467)	—
Exchange difference	2,822	(1,512)

Balance at June 30,	185,502	122,847

Current	26,932	22,242
Non-current	158,570	100,605

F-14	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

11.	Loans and Borrowings

As of June 30, 2020, and December 31, 2019, the terms and conditions of outstanding obligations are the following:

					Outstanding balances
In thousands of soles					2020		2019
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount
Banco BBVA	Bank loan	2020	DTF + 4.29%	COP	—	—	95	94
			2.85%		—	—	15,145	15,008
			2.85%		—	—	15,145	15,008
			8.64%		—	—	283	278

		2021	DTF + 3.20%		314	306	569	545

Banco Davivienda	Bank loan	2020	IBR + 4.30%	COP	—	—	64	64
			DTF + 2.40%		576	571	627	607
			DTF + 2.50%		969	948	1,036	1,008

		2021	IBR + 4.67%		1,045	1,017	1,330	1,219
			IBR + 4.65%		698	675	886	812
			DTF + 2.90%		803	785	1,025	959
			DTF + 3.00%		991	954	1,244	1,160
			DTF + 2.70%		1,780	1,749	—	—
			DTF + 2.96%		383	366	596	559
			DTF + 2.96%		98	94	160	151

	Government guaranted loan	2022	IBR + 3.30%		272	251	370	336

		2025	IBR + 1.50%		13,060	10,673	—	—

Banco de Bogotá	Bank loan	2020	DTF + 2.22%	COP	—	—	64	64
			28.32%		—	—	21	21
			IBR + 2.68%		576	568	1,042	1,015
			IBR + 2.80%		642	629	1,045	1,011

		2021	DTF + 1.90%		670	654	—	—

		2029	IBR + 5.90%		8,650	6,223	10,346	6,936

Banco de Occidente	Bank loan	2020	IBR + 2.25%		—	—	64	63
			28.30%		3	3	24	24

			IBR + 2.04%		1,427	1,413	1,528	1,512
		2021	IBR + 4.00%		723	702	1,142	1,092

		2029	IBR + 5.90%		4,458	3,237	5,363	3,626

Banco Popular	Bank loan	2023	IBR + 5.00%	COP	1,197	1,041	1,507	1,286

		2029	DTF + 2.85%		6,150	4,437	7,359	4,967

Bancolombia	Bank loan	2020	DTF + 2.85%		—	—	252	250
			IBR + 3.92%		—	—	202	201
			28.47%		—	—	7	7
			28.92%		1	1	2	2

		2021	IBR + 3.35%	COP	681	666	—	—
			IBR + 2.30%		1,351	1,334	—	—
			IBR + 3.36%		469	462	—	—
			IBR + 4.04%		878	867	—	—
			DTF + 4.97%		310	295	475	442
			IBR + 2.30%		250	245	—	—

			IBR + 3.35%		345	330	—	—
		2023	IBR + 4.60%		1,504	1,305	1,890	1,631
			IBR + 4.60%		492	426	619	535

		2029	IBR + 5.00%		14,410	10,668	17,253	11,944

F-15	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

					Outstanding balances
In thousands of soles					2020		2019
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount
Bancoomeva	Bank loan	2029	IBR + 5.25%	COP	13,090	9,644	15,534	10,700
			IBR + 5.25%		2,015	1,485	2,392	1,647

Bancoomeva	Bank loan	2024	DTF + 5.00%	COP	165	142	207	172

Banco Nacional de México	Syndicated loan	2023	LIBOR 3M +1.40%	USD	213,203	203,789	227,076	206,168

Banco Santander	Syndicated loan	2023	LIBOR 3M +2.90%	USD	125,316	115,033	133,910	116,424

Banco Interamericano de Finanzas	Bank loan	2020	3.00%	S/	14,175	14,078	—	—
			3.00%		13,163	13,073	—	—

Banco BBVA	Bank loan	2020	2.73%	S/	25,266	25,000	—	—

		2020	3.08%	S/	8,789	8,776	—	—

Banco de Credito del Perú	Bank loan	2020	2.94%	S/	—	—	2,005	2,001
			2.94%		—	—	3,015	3,002
			2.94%		—	—	3,007	3,002

			2.66%	US$	35,880	35,752	—	—

BD Capital Sociedad Administradora de Fondos de Inversión S.A.C.	Bank loan	2023	8.00%	S/	34,084	28,140	37,265	30,150

Scotiabank Perú S.A.A.	Bank loan	2020	2.65%	S/	28,866	28,154	—	—
			2.90%		—	—	7,135	7,025
			2.90%		—	—	8,156	8,029
			2.80%		—	—	8,150	8,005
			2.75%		—	—	20,367	20,023
			2.80%		—	—	7,099	7,004
			2.80%		—	—	6,028	6,015
			3.47%		7,243	7,022	—	—
			3.80%		5,095	5,114	—	—
			4.00%		4,080	4,041	—	—
			2.49%		7,232	7,059	—	—

		2023	8.00%		154,008	125,157	168,282	133,939

	Other financing	2027	6.30%		24,153	19,262

Banco Internacional del Perú S.A.A.	Government guaranted loan	2023	0.98%	S/	30,600	27,427	—	—

	Bank loan	2020	1.76%		14,021	14,000	—	—

Banco Citibank del Perú	Bank loan	2020	3.97%	S/	20,805	20,629	—	—

Total					847,425	766,672	738,408	637,743

Current						266,985		172,992

Non-current						499,687		464,751

DTF : Term deposit rate

IBR: Bank reference indicator

F-16	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

The movement of loans and borrowings for the six months ended June 30, 2020 and 2019, is as follows:

In thousands of soles	June 30, 2020	June 30, 2019
Balance as of January 1,	637,743	632,561
Changes in cash flows from financing
Proceeds from loans and borrowings	213,111	114,610
Payment for borrowings from financial obligations	(97,745)	(89,078)
Interest paid	(16,426)	(18,603)

Total changes from financing cash flows	98,940	6,929

Effect of changes in foreign exchange rates	20,749	(10,081)

Changes in fair value	(4,198)	—

Other changes
Interest expense	12,991	19,846
Capitalised borrowing costs (a)	447	—

Balance as of June 30,	766,672	649,255

(a)

The capitalised borrowing costs for S/ 447 thousand correspond to a financing agreement with Scotiabank for a credit line of S/ 70 million with maturity in February 2027, and which will be used for building the project in course “Clinica Chiclayo” (note 8). As of June 30, 2020, the credit line used net of transaction cost amounted to S/ 19,262 thousand. The transaction costs related to the new loan amounted to S/ 850 thousand and are presented net of debt and amortization using the effective interest rate method.

This financing agreement requires to comply with certain covenants requiring us to maintain a consolidated debt service ratio equal to or higher than 1.2 and a consolidated leverage ratio, defined as the ratio of our net debt to EBITDA, below or equal to 4.75x from the corresponding date of disbursement of the funds until December 31, 2020, 4.5x during 2021, 3.5x during 2022 and 2.5x from January 1, 2023 onwards.

In addition, the Chiclayo Assignment Agreement requires Oncosalud S.A.C. to maintain a minimum debt service ratio, defined as the ratio of assigned rights to long term debt plus financial expenses, of 1.0x during 2021 and 2022 and 1.2x during 2023 to 2027.

12.	Trade Accounts Payable

As of June 30, 2020 and December 31, 2019, the trade accounts payable of the Group are stated in the following currencies:

In thousands of soles	2020	2019
Soles	106,497	133,837
US dollars	25,780	12,659
COP	88,372	107,703

	220,649	254,199

The trade accounts payable are mainly related to the acquisition of supplies, materials, and services for the Group’s performance. These accounts payable have current maturity and do not bear interest. As of June 30,

F-17	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

2020 and December 31, 2019, they include: i) medical fees payable by the Peruvian and Colombian subsidiaries amounting to S/ 19,943 thousand and S/ 18,368 thousand, respectively, and ii) contract liabilities related to the advance consideration received from patients for healthcare services, for which revenue is recognised over time amounting to S/ 8,031 thousand and S/ 5,526 thousand, respectively. They are stated in soles and COP and have current maturity.

13.	Provisions

The movement of provisions for the six months ended June 30, 2020 and 2019, is as follows.

In thousands of soles	IBNR(i)	Outstanding claims reserve (i)	Other provisions	Total
As of January 1, 2019	1,897	1,122	4,036	7,055
Annual provision	1,551	45	330	1,926
Paid during the year	(1,356)	—	(460)	(1,816)
Exchange difference	—	—	(41)	(41)

As of June 30, 2019	2,092	1,167	3,865	7,124

As of January 1, 2020	1,886	1,155	4,979	8,020
Annual provision	2,461	—	782	3,243
Paid during the year	(1,369)	(698)	(156)	(2,223)
Exchange difference	—	—	(247)	(247)

As of June 30, 2020	2,978	457	5,358	8,793

(i)

IBNR and outstanding claims reserve are related to insurance contract liabilities and only represent our outstanding third party obligations and do not include amounts related to our customers that are part of the insurance premium program.

Insurance provisions and expenses

Incurred but not reported (IBNR)

These provisions include the reserve for events incurred but not reported (IBNR) to the condensed consolidated interim financial statement date. As of June 30, 2020, and December 31, 2019, reserves were determined using the Chain Ladder methodology, whereby the key assumptions include the weighted average past claims’ development, which are projected into the future, amounting to S/ 1,305 thousand and S/ 1,518 thousand, respectively.

Outstanding claims reserve

These provisions include unsettled events based on the notices of claims received up to the condensed consolidated interim financial statement date.

Insurance expenses

The insurance expenses incurred by Oncosalud S.A.C., the insurance subsidiary and presented in its separate financial statements for the six-months ended June 30, 2020 and 2019 were considered to perform the liability adequacy test in accordance with IFRS 4 “Insurance Contracts”.

F-18	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

The insurance expenses incurred by Oncosalud S.A.C. follow:

	Cost of sales and services (i)
In thousands of soles	June 30, 2020	June 30, 2019
Medicines	60,631	64,032
Room service for inpatiens	7,146	13,992
Medical consultation fees	10,710	13,165
Auxiliary services and clinical laboratory	25,473	33,561
Surgery fees	6,578	6,286
Technical reserves for healthcare services	2,461	1,551

	112,999	132,587

(i)

These expenses are included in the cost of sales and services in our consolidated statement of income and other comprehensive income after deducting the margin markup. For the six-month period ended June 30, 2020 and 2019, the margin applied was calculated using the same basis as what we charge third parties for these services and the overall average margin applied during each period was 9% and 23%, respectively.

Due to the vertical integration of the Group’s companies, these insurance expenses incurred by Oncosalud S.A.C. and the corresponding trade and other accounts payable are eliminated with the transactions performed with Oncocenter Peru S.A.C. and the Company’s healthcare services subsidiaries. See note 20.b.i.

The insurance technical reserves presented in Oncosalud S.A.C.’s separate financial statements and also presented in the Group’s condensed consolidated interim financial statements as of June 30, 2020 and as of December 31, 2019 such as unearned premium reserve, IBNR and outstanding claims reserve have been adequate and sufficient to meet the estimated value of future commitments of insurance contracts.

Other provisions

As of June 30, 2020, comprise mainly the estimate of provision for present obligation amounting to S/ 3,524 thousand, of PMLA’s provisions from civil and labor and S/ 1,834 thousand from Peruvian subsidiaries. As of December 31, 2019, comprised mainly the estimate of provision for present obligation amounting to S/ 3,761 thousand, of PMLA’s provisions from civil and labor and S/ 1,595 thousand, from Peruvian subsidiaries.

14.	Deferred Income

On May and June 2020, the Group through its subsidiaries domiciliated in Peru and Colombia received government guaranted loans for S/30,000 thousand and S/ 12,093 thousand with annual interest rates of 0.98% and IBR + 1.50%, respectively. These loans were recognized at fair values for S/ 27,209 thousand and S/ 10,684 thousand with market interest annual rate for 5.95% and IBR + 4.56%, respectively (note 11). As of June 30, 2020, the difference is recognized as deferred income for S/ 4,019 thousand in this note. The net effect recognized as a lower expense in ‘finance costs’ (note 19) in the condensed consolidated interim statement of income and other comprehensive income for the six-month period ended June 30, 2020, was S/ 181 thousand.

The government guaranted loans received were recorded in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (note 26.B). The commitments related to the government guaranted loans are subject to the funds being used for working capital.

F-19	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

15.	Equity

A.	Share capital

As of December 31, 2019, the share capital is represented by 236,545,679 class “A” and 1,000 class “B” ordinary shares with a par value of S/ 1.00 each.

On December 20, 2019, the General Shareholder’s Meeting approved: i) convert the ordinary shares into class “A” (236,545,679 ordinary shares) ii) issue a new class of share denominated class “B” and iii) increase in the capital by S/ 1 thousand equivalent to 1,000 ordinary shares class “B” through cash contributions received from Enfoca and Ventura with a par value of S/ 1.00 per share.

Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, each year that dividends are distributed, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion in the aggregate in dividends. The excess dividends that the general shareholders’ meeting decides to distribute will be distributed proportionally to the equity interest held by shareholders in both class “A” and class “B” shares.

As of June 30, 2020, the losses per share for class “A” shares amount to S/ 0.10 (earnings per share for S/0.15 as of June 30, 2019). The losses per share calculated includes only class “A” shares because the result for the six months ended June 30, 2020 does not exceed the limit of US$1 billion to distribute dividends to class “B” shares.

On February 24, 2020, the General Shareholder’s Meeting approved the downstream merger between the Company, and its shareholder Ventura Salud S.A.C. and Enfoca Salud S.A.C. The Company has recognized this merger as common control transactions according with IFRS 3 and it was recognized at historical cost. This transaction represents only an exchange of equivalent shares between the Company and its aforementioned shareholders, the effect of this transaction was S/ 46 thousand recognized in equity in merger reserve as a result of the difference between the consideration paid (shares issued) and the capital of the legally disappearing companies.

As a result of this merger the former shareholders Ventura Salud S.A.C. and Enfoca Salud S.A.C. ceases to exist and the shareholders of these companies received shares in the Company.

As a result of the aforementioned reorganization process as of June 30, 2020, the new share capital structure is as follows:

Range of shareholding percentage	Number of shareholders	Participation percentage
From 0.01 to 0.85	5	3.22
From 0.86 to 2.37	4	9.48
From 2.38 to 9.83	5	37.49
From 9.84 to 49.81	1	49.81

	15	100.00

As of June 30, 2019, the share capital structure was as follow:

Range of shareholding percentage	Number of shareholders	Participation percentage
From 0.01 to 0.74	1	0.74
From 0.75 to 3.01	1	3.01
From 3.02 to 8.60	3	19.06
From 8.61 to 41.84	2	77.19

	7	100.00

F-20	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

B.	Translation reserve

Translation reserve includes all exchange differences resulting from the translation of the financial statements of foreign operations. As of June 30, 2020 and 2019, the Group recognizes the translation differences of the consolidated financial statements of the subsidiary Auna Colombia in translation reserve of the consolidated statement of income and other comprehensive income.

C.	Hedging reserve

Hedging reserve includes the effective portion of the accumulated net change in the fair value of the hedging instruments used in cash flow hedges with subsequent recognition in profit or loss. This reserve is recognized net of deferred income tax.

D.	Merger reserve

Merger reserves represent the difference between the nominal value of the 89,599,965 shares issued with a par value of S/1.00 each in exchange for the nominal value of 4,590,656 the shares of the subsidiary Oncosalud S.A.C. acquired under control common with a par value of S/1.00 each.

E.	Dividends

The dividends distributed to the shareholders other than domiciled legal entities are subject to an income tax of 5.0% in 2020 and 2019 to be paid by the shareholders. Such a tax is withheld and settled by the Group. The Dividends Policy of the Group, establishes that the distribution of the available profits, up to S/ 10,000 thousand per year.

The Annual General Shareholders’ Meeting, held on June 30, 2020, approved the distribution of dividends for S/ 10,000 thousand (S/ 1 thousand per common share) to be paid during the 2020 year. As of June 30, 2020, dividends have been paid in the amount of S/ 5,000 thousand to the shareholders. In addition, the Annual General Shareholders’ Meeting of PMLA held on March 1, 2020 approved the distribution of dividends for S/ 7 thousand to non-controlling shareholders. The Group is not planning to make any additional dividends distribution during next semester of 2020 year

The Annual General Shareholders’ Meeting, held on April 30, 2019, approved the distribution of dividends for S/ 10,000 thousand (S/ 1 per common share) to be paid during the 2019 year. As of June 30, 2019, dividends have been paid in the amount of S/ 5,000 thousand to the shareholders.

F.	Non-controlling interests

As of December 31, 2019, the Group paid in advance the amount S/ 12,756 thousand equivalent to 2.68% of shares of the non-controlling interest in 2019. On January 3, 2020, the Group completed the acquisition of additional 2.45% interest, equivalent to S/ 11,671 thousand, of Promotora Médica Las Américas S.A., increasing its ownership from 97.32% to 99.77%. Four shareholders refused to sell their interest, as a result, the difference of S/ 1,085 thousand it is managed by BTG Pactual Fiduciary and it is included in ‘other assets’. Management expect to collect this amount in the third quarter of 2020.

16.	COVID 19

In light of the increased spread of the COVID-19 pandemic, a mandatory lockdown comprised of compulsory social isolation measures (a “quarantine period” or “quarantine”) was established in Peru and

F-21	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

Colombia on March 16, 2020 and March 25, 2020, respectively, until June 30, 2020 (note 25) . The quarantine period effectively restricted nearly all economic activity in both countries, significantly impacting both the financial and operating performance of our segments. In order to accelerate the recovery of our operations, the main strategy was the implementation of outpatient consultations on-line and delivery services of medicines and laboratory procedures. In terms of costs, the Company is working in an efficiency plan to reduce fixed costs and operating expenses.

As for Healthcare Services in the Peru segment, all non-essential services in our hospitals and clinics were ordered to close (elective surgeries, non-emergency procedures and outpatient consultations), allowing patients only to attend Emergency Care. This situation led to a 15.3% Year-over-Year (“YoY”) reduction in revenue for the segment during the first six months of 2020. In addition, operating costs registered a significant increase due to the purchase and use of personal protective equipment (PPE) for all medical and administrative staff who are in direct patient care. In addition, the Company granted special bonuses to the medical staff directly caring for patients with COVID-19. As such, gross profit during the first half of the year decreased by 58.4%, versus the first half of 2019.

Likewise, Healthcare Services in the Colombia segment experienced similar conditions as did the Healthcare Services in the Peru segment, been forced to restrict is activities only allowing Emergency Care to open. Consequently, this situation led to a decrease in revenue for the segment of 19.9% in the six months ended June 30, 2020, compared to the same period in 2019. In addition, costs also registered a significant increase due to the purchase and use of personal protective equipment. As a result, the gross profit in the six months ended June 30, 2020 decreased by 36.1%, compared to the same period in 2019.

As for the Oncosalud Peru segment, it registered a decline in sales in our prepaid oncology plans due to limitations in our sales force from working from home, coupled with the shutdown of the other sales channels due to the quarantine. This disruption led to a spike in the number of affiliates canceling their oncologic plans. In addition, this situation led to a decrease in our number of plan members of 1.3%, from 900,429 in June 2019 to 888,708 in June 2020. Despite these negative trends, revenue for the Oncosalud Peru segment during the six months ended June 30, increased by 9.8%, compared to the same period in 2019 due to automatic increase in premiums upon renewal, with the increase in the premium determined based on the expected claims of the program under which the policy is issued and based on the age profile of the policyholder population . In addition, the restriction of services in our hospitals and clinics reduced the number of patients attending the segment, as well as reducing the number of outpatient consultation and preventive check-ups for plan members. These effects led to an overall decrease in the costs of sales of the segment and the increase in the gross profit in the six months ended June 30, 2020 of 18.1%, compared to the same period in 2019.

In May and June 2020, the Group secured a total of S/ 42,093 thousand of government-backed loans to counter the major economic recession and providing liquidity to the healthcare sector caused by the COVID-19 pandemic (note 14).

The subsidiaries domiciliated in Peru received a grant for S/ 278 thousand and the subsidiaries domiciliated in Colombian received a grant for S/ 1,707 thousand. The government grant was awarded for the purpose of giving immediate financial support in order to preserve the employment during the period of quarantine to the Group.

According to the most up-to-date estimations that the Management has, the effects of COVID-19 will not cause significant variations for the Group’s operations in the medium and long term, because health services are basic needs and most of its patients have insurance coverage or can access credit lines to finance their treatments. The evaluation of indicators as of June 30, 2020 has not identified additional CGUs in order to being evaluated for impairment and the discounted flow projections to determine the use values of those

F-22	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

CGUs for which the evaluation is mandatory, do not show significant variations after the year 2021 according to the projected flows at the end of 2019. Regarding the discount rate for the calculation of the use value, Management estimates that it will not have significant variations to the ones that were used in previous years.

Because of COVID-19, multiple Group companies began renegotiating contracts for the leasing of offices and service premises, the use level and occupancy of which had been affected by the confinement measures and the reduced attendance of clients. In cases in which an agreement has already been reached, the Group applied the amendment to IFRS 16 issued by the IASB in May 2020 due to the pandemic, making adjustments to results for the period due to the consequences of the renegotiation (waivers and fee reductions), just as if they were variable lease components. According to the contracts that are still under renegotiation with the lessors, Management will apply the same treatment, estimating that its effect will not be significant.

There was an increase in the number of days of our cash collection cycle due to payments processes in our clients because of the restrictions of lock down. This caused an increase in the loss for impairment of trade receivables of corporate customers of S/ 4.1 millions. The Group expects customers payments to come in the second half of the year. In addition, there was an increase due to a provision of S/ 0.9 million from patients with COVID-19 that could not pay for the service received.

17.	Revenue

A.	Disaggregation of revenue

The Group generates revenue primarily from the sale of oncologic health care plans and health care services to its customers.

This caption comprises the following:

In thousands of soles	June 30, 2020	June 30, 2019
Revenue from contracts with customers
Healthcare services (i)	276,523	326,309
Sale of medicines	76,249	98,195
Loyalty program	66	85

Total revenue from contracts with customers	352,838	424,589

Premiums earned
Oncology plans	274,890	252,855
General healthcare services plans	1,964	82

Total revenue	629,692	677,526

(i)	The amounts reported in Healthcare services revenue line item do not include revenue recognized for customers that are part of the Company’s insurance premium program.

In thousands of soles	June 30, 2020	June 30, 2019
Timing of revenue recognition
Products transferred at a point in time	76,249	98,195
Products and services transferred over time	276,589	326,394

Total revenue from contracts with customers	352,838	424,589

F-23	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

B.	Disaggregation of revenue from contracts with customers

This caption comprises the following:

	Reportable segments		Total
In thousands of soles	Oncosalud Perú	Healthcare services
For the six months ended June 30, 2020
Primary geographical markets
Perú	307,428	157,821	465,249
Colombia	—	164,443	164,443

For the six months ended June 30, 2019
Primary geographical markets
Perú	279,571	193,306	472,877
Colombia	—	204,649	204,649

C.	Contract balances

The following table provides information about receivables from contracts with customers:

In thousands of soles	2020	2019
Receivables, which are included in “trade accounts receivable”	255,737	285,601
Contract liabilities, which are included in “trade accounts payable”	(8,031)	(5,526)

The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

The contract liabilities primarily relate to the advance consideration received from patients for healthcare services, for which revenue is recognized over time.

F-24	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

18.	Cost of Sales and Services, Selling Expenses and Administrative Expenses

This caption comprises the following:

In thousands of soles	Cost of sales and services		Selling expenses		Administrative expenses		Total
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Medicines	162,912	181,948	—	—	—	—	162,912	181,948
Auxiliary services and clinical laboratory	5,595	11,095	—	—	—	—	5,595	11,095
Room service for inpatients	11,064	8,909	—	—	—	—	11,064	8,909
Surgery fees	11,330	22,758	—	—	—	—	11,330	22,758
Medical consultation fees	28,009	37,414	—	—	—	—	28,009	37,414
Technical reserves for healthcare services	2,461	1,551	—	—	—	—	2,461	1,551
Personnel expenses (a)	130,360	116,705	24,370	22,679	64,992	55,544	219,722	194,928
Services provided by third parties (b)	19,661	14,572	39,480	38,837	38,109	40,007	97,250	93,416
Depreciation (notes 8 and 10)	20,145	19,553	8	18	7,611	4,775	27,764	24,346
Amortization (note 9)	673	525	—	—	2,496	2,510	3,169	3,035
Other management charges	3,477	2,660	2,015	3,187	6,947	7,995	12,439	13,842
Tax expenses	—	234	11	6	3,309	4,030	3,320	4,270

	395,687	417,924	65,884	64,727	123,464	114,861	585,035	597,512

(a)	Personnel expenses comprise the following:

In thousands of soles	June 30, 2020	June 30, 2019
Remunerations	148,963	135,957
Legal bonuses	18,085	16,105
Health insurance for employees	12,951	10,722
Severance payment	12,183	10,668
Vacations	10,904	9,495
Bonuses	5,066	3,700
Employees’ profit sharing	3,917	2,244
Board of Directors’ remuneration	1,258	1,627
Compensation to personnel	783	822
Training	431	908
Other benefits	5,181	2,680

	219,722	194,928

F-25	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

(b)	Services provided by third parties include the following:

In thousands of soles	June 30, 2020	June 30, 2019
Sales commission (i)	24,969	23,519
Advisory and consulting fees	15,007	15,271
Service and repair	11,530	9,354
Utilities	6,925	7,203
Leases	6,421	6,131
Credit card commission	7,628	7,503
Custodial and cleaning services	6,513	5,664
Advertisement	5,434	4,892
Hosting	2,345	2,739
Collection expenses	591	604
Travel and entertainment expenses	309	549
Others	9,578	9,987

	97,250	93,416

(i)

For the periods ended June 30, 2020 and 2019, Sales commission, recognized in Selling Expenses, includes amortization of deferred acquisitions costs for S/ 7,042 thousand and S/ 5,972 thousand, respectively.

19.	Finance Costs

This caption comprises the following:

In thousands of soles	June 30, 2020	June 30, 2019
Financial liabilities measured at amortized cost—interest expense	13,419	20,577
Interest from leases liabilities	6,635	5,453
Financial assets at FVTPL—net change in fair value: Derivative Assets mandatorily measured at FVTPL	—	(319)
Commissions for derivatives	—	1,481
Exchange difference	53,544	—
Cash flow hedges—reclassified from OCI	572	167
Cash flow hedges settlement	2,472	249
Others	341	222

	76,983	27,830

20.	Operating Segments

A.	Basis for segmentation

The Group has determined three reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

F-26	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.

Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.

Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.

F-27	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

2020 In thousands of soles	Reportable segments				Holding and eliminations	Total
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Total reportable segments
External revenues	307,252	157,997	164,443	629,692	—	629,692
Inter-segment revenue (i)	7,521	37,224	—	44,745	(44,745)	—

Segment revenue	314,773	195,221	164,443	674,437	(44,745)	629,692

External cost of service	(103,669)	(163,442)	(128,371)	(395,482)	(205)	(395,687)
Inter-segment cost of service (i)	(37,421)	(9,148)	—	(46,569)	46,569	—

Segment cost of service	(141,090)	(172,590)	(128,371)	(442,051)	46,364	(395,687)

Gross profit	173,683	22,631	36,072	232,386	1,619	234,005

External selling expenses	(61,210)	(3,484)	(803)	(65,497)	(387)	(65,884)

Segment selling expenses	(61,210)	(3,484)	(803)	(65,497)	(387)	(65,884)

External administrative expenses	(24,541)	(21,267)	(27,911)	(73,719)	(220)	(73,939)
Inter-segment administrative expenses	(92)	(947)	—	(1,039)	1,039	—
Corporate expenses	(26,133)	(21,632)	(1,352)	(49,117)	(408)	(49,525)

Segment administrative expenses	(50,766)	(43,846)	(29,263)	(123,875)	411	(123,464)

Impairment losses on trade receivables	(2,119)	(4,040)	(407)	(6,566)	—	(6,566)

Other income	189	1,006	1,523	2,718	52	2,770
Inter-segment other income	2,777	294	—	3,071	(3,071)	—

Other income	2,966	1,300	1,523	5,789	(3,019)	2,770

Segment operating profit (loss)	62,554	(27,439)	7,122	42,237	(1,376)	40,861

Share of profit of equity accounted investees, net of taxes	(119)	—	341	222	—	222
Exchange difference, net	(6,288)	(866)	(44,438)	(51,592)	(1,952)	(53,544)
Interest expense, net	(7,070)	(3,762)	(6,777)	(17,609)	(2,292)	(19,901)

Segment profit (loss) before tax	49,077	(32,067)	(43,752)	(26,742)	(5,620)	(32,362)

Other disclosures	—	—
Depreciation and amortisation	(10,455)	(10,511)	(5,818)	(26,784)	(4,149)	(30,933)
Capital expenditure	22,424	15,556	26,788	64,768	8,348	73,116

Segment assets	1,268,864	578,438	909,022	2,756,324	(826,355)	1,929,969

Segment liabilities	658,014	297,354	625,804	1,581,172	(163,719)	1,417,453

F-28	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

2019 In thousands of soles	Reportable segments				Holding and eliminations	Total
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Total reportable segments
External revenues	279,570	193,307	204,649	677,526	—	677,526
Inter-segment revenue (i)	7,340	37,160	—	44,500	(44,500)	—

Segment revenue	286,910	230,467	204,649	722,026	(44,500)	677,526

External cost of service	(102,583)	(166,644)	(148,391)	(417,618)	(306)	(417,924)
Inter-segment cost of service (i)	(37,312)	(9,245)	—	(46,557)	46,557	—

Segment cost of service	(139,895)	(175,889)	(148,391)	(464,175)	46,251	(417,924)

Gross profit	147,015	54,578	56,258	257,851	1,751	259,602

External selling expenses	(59,224)	(4,151)	(1,557)	(64,932)	205	(64,727)

Segment selling expenses	(59,224)	(4,151)	(1,557)	(64,932)	205	(64,727)

External administrative expenses	(21,474)	(22,025)	(32,805)	(76,304)	(381)	(76,685)
Inter-segment administrative expenses	(117)	(543)	—	(660)	660	—
Corporate expenses	(20,824)	(17,006)	—	(37,830)	(346)	(38,176)

Segment administrative expenses	(42,415)	(39,574)	(32,805)	(114,794)	(67)	(114,861)

Impairment losses on trade receivables	(56)	(805)	(2,701)	(3,562)	582	(2,980)

Other income	458	1,210	1,350	3,018	173	3,191
Inter-segment other income	2,591	325	—	2,916	(2,916)	—

Other Income	3,049	1,535	1,350	5,934	(2,743)	3,191

Segment operating profit (loss)	48,369	11,583	20,545	80,497	(272)	80,225

Share of profit of equity accounted investees, net of taxes	380	—	684	1,064	—	1,064

Exchange difference, net	640	(78)	5,732	6,294	932	7,226
Interest expense, net	(7,648)	(2,430)	(15,299)	(25,377)	(1,211)	(26,588)

Segment profit (loss) before tax	41,741	9,075	11,662	62,478	(551)	61,927

Other disclosures				—		—
Depreciation and amortisation	(7,849)	(8,900)	(6,555)	(23,304)	(4,077)	(27,381)
Capital expenditure	22,171	22,336	4,257	48,764	10,273	59,037

Segment assets	1,119,818	547,834	940,381	2,608,033	(716,736)	1,891,297

Segment liabilities	548,803	235,236	653,032	1,437,071	(124,592)	1,312,479

(i)

Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Perú S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Perú S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance

F-29	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Perú S.A.C. remains.

21.	Tax Matters

Tax regime applicable to income tax

A.

Income tax is determined on a separate basis; it is not consolidated. According to Peruvian and Colombian current legal legislation, the income tax is paid based on the statutory financial statements and tax losses, additions, and deductions established.

Tax rates

B.

Income tax expense is recognised at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate for the six months ended at June 30, 2020 was 29.93% (six months ended at June 30, 2019: 35.80%). The change in the effective tax rate was mainly due to the level of non-deductible expenses for tax purposes has decreased significantly in relation to the previous year in Colombia in which the Group generates 26% of its taxable income. Also, due to the decrease in the tax rate in Colombia by 1%. The new rate of 32% applies to taxable income generated after January 1, 2020.

Tax losses carried forward

C.

The Group has recognized a deferred income tax asset related to the tax-loss carryforward of those companies where it is more likely than the tax-loss carryforward can be used to compensate future taxable net income.

22.	Financial Risk and Insurance Management

Due to its business line, the Group assumes the risks inherent to its activities related to the insurance business, market, credit, liquidity and foreign currency.

Management is responsible for monitoring these risks, based on various measurement, analysis and control techniques to minimize potential effects, although the use of these mechanisms does not completely eliminate the inherent risk factors to which the Group is exposed.

Management is exposed to risks as a result of: i) the use of financial instruments and ii) the risks associated with the healthcare business. These risks have been categorized taking into consideration their nature and scope, as well as management, which are described below.

A.	Insurance risk

Insurance activities expose the Group mainly to incidence risk (level of occurrence of the insured event), frequency risk (level of prevalence of the event once it has occurred), and control risk of the healthcare benefit cost.

F-30	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

The table below shows the actual amount of the cost of service in the Oncosalud Peru segment as of June 30, 2020 and 2019. It also shows a sensitivity analysis for the most relevant variables affecting this cost: the frequency (number of patients / number of plan members) and the average cost per patient.

2020 In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
Change%		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	141,090	148,145	155,199	148,145	155,199	155,552	170,719
Frequency	1.13%	1.19%	1.25%	1.13%	1.13%	1.19%	1.25%
Average cost per patient	14.00	14.00	14.00	14.70	15.40	14.70	15.40
#plan members	888,708	888,708	888,708	888,708	888,708	888,708	888,708

2019 In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
Change%		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	139,895	146,890	153,885	146,890	153,885	154,234	169,273
Frequency	1.27%	1.33%	1.40%	1.27%	1.27%	1.33%	1.40%
Average cost per patient	12.25	12.25	12.25	12.86	13.47	12.86	13.47
#plan members	900,429	900,429	900,429	900,429	900,429	900,429	900,429

As of June 30, 2020 and 2019, a reasonably possible changes in the most relevant variable in 5% and 10% could affect profit or loss by amounts shown below:

In thousands of soles	Fluctuations in variables (%)	2020	2019
		Profit for the period	Profit for the period
Frequency	5	(7,055)	(6,995)
Frequency	10	(14,109)	(13,990)
Average cost per patient	5	(7,055)	(6,995)
Average cost per patient	10	(14,109)	(13,990)
Combined	5	(14,462)	(14,339)
Combined	10	(29,629)	(29,378)

The Group adopts various mechanisms with the main objective of minimizing insurance risk as severity. Such mechanisms include the control of (i) price adequacy and (ii) control of healthcare benefit expenditures, in addition to selecting medical service providers based on various factors, such as specialization, experience, location, quality, and cost of services.

The adequacy of prices relies on past actuarial analyses and more recent service levels, combined with future projections of more recently observed trends. Price risk affects only future cash flows since new rates will impact premium levels earned once cancer health contracts are renewed.

Within the Group, the type of product is an oncologic healthcare insurance contract, renewable annually. This enables the Group to review fees that respond fairly and quickly to the changes in service experience. The new fees are automatically applied at each renewal date; however, the client could not accept the increase, which would lead to the contract cancelation. This is a factor that significantly mitigates price risk. The Group does not enter into fixed premium contracts for a period longer than 12 months from the original date or the renewal date of the respective contracts.

F-31	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

Control risk of the cost of providing benefits (treatment and preventive care) is monitored through i) pre-authorization of the service; ii) use of a certain network of clinics and “agreed-upon” fees; and iii) monitoring adhesion to medical practice guides.

In general, the Group’s healthcare contracts contain terms and conditions establishing that only medical services are provided (the contracts benefit do not include refund or compensation amounts). Subject to specific circumstances, they provide reimbursement for medical expenses incurred in treatments related to chronic medical conditions.

In addition, when necessary, the Group negotiates its contracts with healthcare providers to obtain more favorable and competitive prices, to the extent possible. The Group also has a highly trained medical audit team who continually review invoices received from their service providers.

B.	Market risk

i.	Exchange risk

The Group and its Subsidiaries invoice the rendering of local services in the currency of the country in which it operates, which enables them to meet their obligations in their functional currency. Exchange rate risk arises mainly from loans and other liabilities held in US dollars. To mitigate this risk, as of June 30, 2020 and December 31, 2019, the Group used derivative financial instruments to hedge the exposure to the exchange rate risk, for more than 90% of its financial obligations.

As of June 30, 2020 and 2019, the Group has the following assets and liabilities stated in U.S. dollars and COP:

	2020		2019
In thousands of	US$	COP	US$	COP
Assets:
Cash and cash equivalents	389	47,348,333	76	54,300,115
Trade accounts receivable	1,937	158,010,267	1,800	151,744,880
Other assets	3,927	6,156,103	1,692	13,485,796
Derivative financial instruments	4,376	—	3,339	—

	10,629	211,514,703	6,907	219,530,791

Liabilities:
Loans and borrowings	(100,128)	(85,635,119)	(104,258)	(60,990,681)
Lease liabilities	(26,052)	(50,537,265)	(10,780)	(48,061,715)
Trade accounts payable	(7,280)	(93,238,946)	(7,043)	(96,503,413)
Other accounts payable	(2,209)	(24,535,952)	(1,929)	(20,132,361)
Derivative financial instruments	(7,728)	—	(5,129)	—

	(143,397)	(253,947,282)	(129,139)	(225,688,170)

Liability position, net	(132,768)	(42,432,579)	(122,232)	(6,157,379)

F-32	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

As of June 30, the exchange rate, used by the Group to translate the balances of assets and liabilities into foreign currency, has been published by the Peruvian Banking, Insurance and Pension Plan Agency (SBS), as follows:

In soles	June 30, 2020	June 30, 2019
US$ 1—Exchange rate—Buy (assets)	3.534	3.285
US$ 1—Exchange rate—Sale (liabilities)	3.541	3.290
COP 1—Exchange rate	0.000941	0.001026

For the six months ended at June 30, 2020 and 2019, the Group recorded losses for exchange difference, net amounting to S/ 53,544 thousand and gains for exchange difference, net amounting to S/ 7,226 thousand, respectively.

As of June 30, 2020 and 2019, a reasonably possible strengthening (weakening) of the U.S. dollar against the Peruvian Sol and COP at June 30, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by amounts shown below:

	Fluctuations in exchange rates (%)	June 30, 2020		June 30, 2019
In thousands of soles		Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income
Weakening	5	24,139	1,366	19,580	842
Weakening	10	48,277	2,731	39,161	1,685
Strengthening	5	(24,139)	(1,366)	(19,580)	(842)
Strengthening	10	(48,277)	(2,731)	(39,161)	(1,685)

i.	Interest rate risk

The Group adopts a policy of ensuring that between 80% and 90% of its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

F-33	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

C.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. Further, for the current year the fair value disclosure of lease liabilities is also not required.

	Carrying amount				Fair value
In thousands of soles	Mandatorily at FVTPL- Others	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 2	Total
As of June 30, 2020
Financial assets measured at fair value
Derivative financial instruments	—	15,495	—	—	15,495	15,495	15,495

	—	15,495	—	—	15,495	15,495	15,495

Financial assets not measured at fair value
Cash and cash equivalents	—	—	74,692	—	74,692	—	—
Trade accounts receivable	—	—	255,737	—	255,737	—	—
Other assets (*)	—	—	32,038	—	32,038	—	—

	—	—	362,467	—	362,467	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	27,336	—	—	27,336	27,336	27,336

	—	27,336	—	—	27,336	27,336	27,336

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	766,672	766,672	762,203	762,203
Lease liabilities	—	—	—	185,502	185,502	185,502	185,502
Trade accounts payable	—	—	—	220,649	220,649	—	—
Other accounts payable (**)	—	—	—	42,300	42,300	—	—

	—	—	—	1,215,123	1,215,123	947,705	947,705

(*)	They do not include taxes receivable, prepayments.
(**)	They do not include taxes payable, prepayments, labor liabilities.

F-34	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

	Carrying amount				Fair value
In thousands of soles	Mandatorily at FVTPL- Others	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 2	Total
As of December 31, 2019
Financial assets measured at fair value
Derivative financial instruments	—	8,769	—	—	8,769	8,769	8,769

	—	8,769	—	—	8,769	8,769	8,769

Financial assets not measured at fair value
Cash and cash equivalents	—	—	36,084	—	36,084	—	—
Trade accounts receivable	—	—	285,601	—	285,601	—	—
Other assets (*)	—	—	31,406	—	31,406	—	—

	—	—	353,091	—	353,091	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	15,478	—	—	15,478	15,478	15,478

	—	15,478	—	—	15,478	15,478	15,478

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	637,743	637,743	638,857	638,857
Lease liabilities				179,084	179,084	179,084	179,084
Trade accounts payable	—	—	—	254,199	254,199	—	—
Other accounts payable (**)	—	—	—	34,703	34,703	—	—

	—	—	—	1,105,729	1,105,729	817,941	817,941

(*)	They do not include taxes receivable, prepayments.
(**)	They do not include taxes payable, prepayments, labor liabilities.

D.	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 fair values at June 30, 2020 and December 31, 2019 for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used. Related valuation processes are described in Note 3.

F-35	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Call spread	Garman–Kohlhagen: The fair value is determined using this model that treats foreign currencies as if they are equity securities that provide a known dividend yield, which uses the following inputs: Spot rate at the valuation date, strike price, implicit volatility, and risk free rate in both currencies.	Not applicable	Not applicable

Interest rate swaps	Swap models: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.	Not applicable	Not applicable

E.	Concentration of credit risk

The Group’s financial assets are exposed to credit risk concentrations mainly comprising bank deposits and trade accounts receivable. Regarding bank deposits, the Group reduces the likelihood of credit risk concentrations because it keeps its deposits and places its cash investments at first-class financial entities (according to Apoyo & Asociados, a partner of Fitch Ratings) and limits the amount of exposure to credit risk in any of such financial entities.

Regarding trade accounts receivable, the significant credit risk concentrations, individual or group, are mitigated since the Group’s policy is to monitor the payment behavior of customers and their financial position to comply with the respective payments on a regular basis.

F.	Liquidity risk

The prudent liquidity risk management involves maintaining enough cash and cash equivalents and the possibility of finding and/or having found funding through an adequate quantity of credit sources.

For the six months ended at June 30, 2020, the operating profit decreased respect previous period ended at June 30, 2019 mainly due to the effects of COVID-19 in revenue and costs (note 16), and an increase in SG&A expenses due to the new regional management teams, created to maximize the sinergies of the Group. The loss of the period was S/ 23,666 thousand which was generated mainly for the exchange difference (note 19) that comes from the loans in US dollars related to the acquisition of PMLA. Moreover, from June 2020, the Group is gradually reducing its inventories (which increased due to additional purchase of medical materials and COVID-19 related materials) to pre pandemic levels. Furthermore, receivables days are also coming down, as the backlog of insurance invoices has decreased significantly.

F-36	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

In addition, the Group has adequate levels of cash and cash equivalents considering:

•	Auna can finance its current assets (accounts receivable, inventories and others) with current liabilities (accounts payable, deferred revenue and others).

•

Not considering growth capex (new hospitals, acquisitions, etc.), Auna has enough cash flow from operations to finance its maintenance capex, current debt service (interest and principal), dividends and a portion of growth capex.

•	Growth capex is financed mainly by long-term debt and cash flow from operations. In some cases, by capital contribution (for example: acquisition of PMLA).

•

In addition, Auna has revolving credit lines of S/ 338,523 thousand to use in case of cash flow needs. As of June 30, 2020, we had S/ 235,677 thousand drawn and S/ 102,846 thousand of availability under the revolving credit facility. As of December 31, 2019, we had S/ 100,142 thousand drawn and S/ 188,950 thousand of availability under the revolving credit facility.

•

These credit lines are renewed every year. The interest rate applicable is a fixed rate that is agreed upon with the bank before the reception of the cash in Auna accounts and depends on the credit terms (from 30 to 180 days). The credit lines available for Auna are with the following banks in Perú: Scotiabank: S/ 64,000 thousand; Banbif: S/ 28,328 thousand; BBVA: S/ 33,700 thousand; BCP: S/ 21,246 thousand; Interbank: S/44,164 thousand, Citibank S/ 35,375 thousand; Santander: S/ 35,410 thousand and Pichincha: S/ 19,476 thousand. The available credit lines in Colombia are around S/ 56,825 thousand.

•	Management monitors regularly financial leverage, liquidity risk and market conditions to take advantage of opportunities to finance its operations reducing liquidity risk with best conditions.

The following table analyzes the Group’s financial liabilities classified per maturity based on the remaining contractual period as of June 30, 2020 and December 31, 2019, consolidated statement of financial position. The amounts disclosed are contractual cash flows.

In thousands of soles	Carrying amount	Contractual cash flows	Less than 1 year	From 1 to 2 years	From 3 to 5 years	More than 5 years
As of June 30, 2020
Trade accounts payable	220,649	220,649	220,649	—	—	—
Other accounts payable (*)	42,300	47,172	36,790	5,387	4,995	—
Loans and borrowings (**)	766,672	847,751	300,815	94,781	424,923	27,232
Lease liabilities	185,502	249,788	35,992	29,451	81,828	102,517
Derivative financial instruments	27,336	27,336	8,948	7,598	10,790	—

	1,242,459	1,392,696	603,194	137,217	522,536	129,749

As of December 31, 2019
Trade accounts payable	254,199	254,199	254,199	—	—	—
Other accounts payable (*)	34,703	35,138	21,873	6,637	6,628	—
Loans and borrowings (**)	637,743	745,122	206,842	97,240	417,160	23,880
Lease liabilities	179,084	245,804	37,618	30,103	70,835	107,248
Derivative financial instruments	15,478	15,478	3,952	4,796	6,730	—

	1,121,207	1,295,741	524,484	138,776	501,353	131,128

(*)	They do not include taxes payable, remunerations and other benefits payables.
(**)	They include contractual interest.

F-37	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

Management monitors the risk related to the liabilities included in the above-mentioned categories and considers to be obtaining enough credit lines and having working capital to comply with the plans established by the Management.

The Group administers the excess cash flow investing in short term investments.

23.	Related Parties

This caption comprises transaction value for the six months ended June 30, 2020 and 2019 and outstanding balances as of June 30, 2020 and December 31, 2019 as follow:

In thousands of soles	Transaction value		Outstanding balances
	June 30, 2020	June 30, 2019	June 30, 2020	December 31, 2019
Sales of oncologic healthcare services
Joint ventures	72	—	651	588
Associates	—	—	—	17
Others	141	—	141	2

	213	—	792	607

Cost of sales of oncologic healthcare services
Joint ventures	2,625	3,225	865	883
Associates	1,526	1,969	776	678
Others	—	—	307	254

	4,151	5,194	1,948	1,815

Administrative expenses
Services provided by third parties (iv)	1,286	1,041	—	173

	1,286	1,041	—	173

Dividends (note 15.E)	—	—	5,000	—

All outstanding balances with these related parties are priced on arm´s-length basis. None of the balances is secured. No expense has been recognized in the current year or prior year of loss for impairment of trade receivables in respect of amounts owned by related parties. No guarantees have been given or received.

i)	Compensation to key personnel

As of June 30, 2020, and 2019, the compensation paid to the key management of the companies located in Peru amounts to S/ 37,095 thousand and S/ 28,136 thousand, respectively, in Colombian companies the amount is S/ 3,753 thousand at June 30, 2020 (S/ 3,156 thousand as of June 30, 2019). The Group does not grant long-term benefits to its key management personnel.

ii)	Compensation to directors

During the six months ended at June 30, 2020 and 2019, the compensation paid to the board of directors of the companies located in Peru amounts to S/ 1,258 thousand and S/ 1,627 thousand, respectively.

iii)	Medical services

As of June 30, 2020 and 2019 certain directors provided medical services in the Group. For their medical services, they have received customary compensation and benefits commensurate with their level of responsibility within the Company, aligned with the compensation paid to other physicians and medical professionals of similar stature employed by the Group.

F-38	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

In addition, the Group reimbursed certain expenses incurred in connection with providing these services as at rent for office space, phone expenses, certain taxes, purchase of medical books and travel expenses related to his attendance at conferences on behalf of the Group.

iv)	Management expenses

For the six months ended 30 June 2020 and 2019, corresponded to administrative expenses provided by Enfoca to the Group mainly to management services for S/ 1,286 thousand and S/ 1,041 thousand, respectively.

24.	Contingencies

As of June 30, 2020, the Group maintains various judicial processes (labor, regulatory, civil) that Management evaluated as possible. If the defense against those action is unsuccessful, then the total payment could amount to S/ 23,294 thousand (S/ 18,128 thousand as of December 31, 2019).

During 2019, the non controlling shareholder of the Laboratorio Médico las Américas Ltda. filed a lawsuit against the Company and Promotora Médica las Americas S.A. claiming for the recognition of the labor relationship during the years he worked for the Company. As of June 30, 2020, the management and legal advisor continues to evaluate this claim as possible. This process was assigned to the Ninth Labor Court in Medellin. The amounts held in escrow cover what we believe is our potential exposure pursuant to these ongoing proceedings. The escrow fund is managed by the BTG Pactual Fiduciary, established on December 21, 2018, by virtue of the agreements established in the share purchase agreement signed in September 2018, for the acquisition of PMLA.

25.	Subsequent Events

•

In connection with the lockdowns, all non-essential businesses were ordered to close. On July 1, 2020, the lockdowns were finished and non-essential businesses gradually reopened; however in August 2020, as a result of a subsequent increase in COVID-19 cases, lockdowns were ordered in certain cities, including Arequipa and Medellin, in which we have facilities.

Currently in Peru we are already conducting presential consultations that will lead to an increase in medical procedures, surgeries and other services. Due to the new sanitary regulations issued by the Peruvian Government, the Group is not using its full capacity. On the other hand, in Colombia the closure finished on August 31, 2020. The Group expects to reach pre-covid revenue levels on the next months.

•	On September 14, 2020, the General Shareholder’s Meeting approved the change of legal name from Auna S.A. to Auna S.A.A. an openly held corporation. This change is in process of legal registered.

•

On July 21, 2020, Oncosalud S.A.C. entered into a leasing agreement (the “Chiclayo Equipment Leasing Agreement”) with Scotiabank for an amount up to S/21 million to acquire equipment and with the financing agreement used for building, both will be used to the project in course “Clinica Chiclayo”.

Acquisition of shares of Clínica Portoazul S.A.

On September 1, 2020, the Group through its subsidiaries Auna Colombia and PMLA, acquired 66.55% shares and voting interests for approximately US$18.5 million in Clínica Portoazul S.A., company domiciliated in Colombia, engaged in the direct provision of healthcare services, preparation of studies, projects and developments in health, and other healthcare-related services.

The acquisition is expected to provide the Group with an increased share of the healthcare services market in Colombia through access to Portoazul’s customer base. This acquisition is in progress to be recorded using the purchase method of accounting established in IFRS 3 Business Combinations, because there has been a few days since the acquisition date, and it will be recorded in third quarter 2020.

F-39	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

26.	Significant Accounting Policies

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2019, except those mentioned below:

A.	Leases—amendment

In May 2020 the IASB published an amendment to IFRS 16 “Covid related rent concessions”. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The amendment does not affect lessors.

A lessee applies the amendment for annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted, including in financial statements not yet authorised for issue at 28 May 2020.

The Group has applied the practical expedient for the first time in these interim financial statements for all rent concessions (mainly waiver and fee reductions of lease payments – Note 10) related to real estate leases that meet the conditions stated in the amendment. The rent concessions are accounted for as a variable lease payment and are recognized in profit and loss in the period.

The effect of the recognition was a lower expense in finance cost amounting to S/ 82 thousand.

B.	Government grants

The Group applied for the first time in these interim financial statements IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”.

Government grants are assistance by government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity. Such government grants may be given to an entity to help finance a particular asset or other expenditure.

Government grants should not be recognised until there is reasonable assurance that the entity will comply with the conditions attaching to it and that the grant will be received.

The Group recognises an unconditional government grant in the income statement on a systematic basis over the periods in which the related costs towards which they are intended to compensate are recognised as expenses.

The loans are recognized and measured in accordance with IFRS 9 at its fair value, discounted using a market rate for a similar loan. The benefit of the below-market rate of interest, measured as the difference between the initial carrying value of the loan according to IFRS 9 and the proceeds received, is accounted for as a grant in accordance with IAS 20. The grant initially recognized as deferred income is recognized in profit or loss (compensating the finance cost) over the period of the loan covered.

C.	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of that asset. The Group defines qualifying assets as construction projects or other assets for which a period of at least twelve months is necessary in order to get them ready for their intended use or sale (note 8).

F-40	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2020

27.	Standards Issued but not yet Effective

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted any of the forthcoming new or amended standards in preparing these condensed consolidated interim financial statements.

F-41

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017, and the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards IFRS as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Caipo y Asociados S. Civil de R.L.

We have served as the Company’s auditor since 2016.

Lima, Peru

September 29, 2020

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2019, 2018 and 2017

In thousands of soles	Note	2019	2018	2017
Assets
Current assets
Cash and cash equivalents	5	36,084	110,871	32,498
Trade accounts receivable	6	285,601	238,116	69,977
Other assets	7	81,380	63,481	35,627
Inventories	8	37,057	31,830	17,913
Derivative financial instruments	9	448	510	—
Assets held for sale		1,378	1,971	—

Total current assets		441,948	446,779	156,015

Non-current assets
Other assets	7	8,626	9,392	3,788
Investments in associates and joint venture	10	9,907	9,214	2,436
Property, furniture, and equipment	11	715,800	794,645	451,197
Intangible assets	12	431,594	431,578	47,974
Right-of-use assets	13	240,909	—	—
Investment properties		1,456	567	—
Derivative financial instruments	9	8,321	12,598	—
Deferred tax assets	14	32,736	35,398	35,838

Total non-current assets		1,449,349	1,293,392	541,233

Total assets		1,891,297	1,740,171	697,248

Liabilities
Current liabilities
Loans and borrowings	15	172,992	108,931	71,410
Lease liabilities	13	27,799	—	—
Trade accounts payable	16	254,199	242,856	100,411
Other accounts payable	17	64,744	62,196	28,742
Provisions	18	8,020	7,055	2,808
Unearned premiums reserve	19	58,210	54,478	50,786
Derivative financial instruments	9	3,952	56	—

Total current liabilities		589,916	475,572	254,157

Non-current liabilities
Loans and borrowings	15	464,751	616,458	173,304
Lease liabilities	13	151,285	—	—
Other accounts payable	17	12,876	24,023	13,654
Derivative financial instruments	9	11,526	959	—
Deferred tax liabilities	14	82,125	89,824	2,704

Total non-current liabilities		722,563	731,264	189,662

Total liabilities		1,312,479	1,206,836	443,819

Equity	20
Share capital		236,547	236,546	204,362
Share premium		386,045	386,045	176,115
Reserves		(77,556)	(66,813)	(69,936)
Retained earnings (losses)		17,244	(38,170)	(58,473)

Equity attributable to the owner of the Company		562,280	517,608	252,068

Non-controlling interest		16,538	15,727	1,361

Total equity		578,818	533,335	253,429

Total liabilities and equity		1,891,297	1,740,171	697,248

The accompanying notes on pages F-47 to F-144 are an integral part of these consolidated financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Consolidated Statement of Income and Other Comprehensive Income

For the year ended December 31, 2019, 2018 and 2017

In thousands of soles	Note	2019	2018	2017
Revenue
Premiums earned	21	522,337	467,616	405,450
Healthcare services revenue	21	658,881	229,572	194,744
Sales of medicines	21	201,348	164,039	122,610

Total revenue from contracts with customers		1,382,566	861,227	722,804

Cost of sales and services	22	(844,519)	(497,789)	(422,217)

Gross profit		538,047	363,438	300,587

Selling expenses	22	(132,544)	(120,738)	(102,882)
Administrative expenses	22	(236,464)	(154,442)	(129,437)
Loss for impairment of trade receivables	6	(5,987)	(2,826)	(11,816)
Other expenses	24	(1,446)	—	—
Other income	23	5,528	5,333	2,580

Operating profit		167,134	90,765	59,032

Finance income		1,532	630	1,052
Finance costs	25	(56,053)	(38,176)	(24,784)

Net finance cost		(54,521)	(37,546)	(23,732)

Share of profit of equity-accounted investees	10	2,438	960	444

Profit before tax		115,051	54,179	35,744
Income tax expense	28	(41,178)	(17,538)	(15,093)

Profit for the year		73,873	36,641	20,651

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges		(19,160)	(1,014)	—
Foreign operations – Foreign currency translation differences		(8,338)	(2,555)	—
Income tax		6,044	303	—

Other comprehensive loss for the year, net of tax		(21,454)	(3,266)	—

Total comprehensive income for the year		52,419	33,375	20,651

Profit attributable to:
Owner of the Company		72,685	36,184	22,069
Non-controlling interest	20.H	1,188	457	(1,418)

		73,873	36,641	20,651

Total comprehensive income attributable to:
Owner of the Company		51,608	32,918	22,069
Non-controlling interest	20.H	811	457	(1,418)

		52,419	33,375	20,651

Earnings per share
Basic and diluted earnings per share	26	0.31	0.18	0.11

The accompanying notes on pages F-47 to F-144 are an integral part of these consolidated financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Consolidated Statement of Changes in Equity

For the year ended December 31, 2019, 2018 and 2017

	Equity attributable to the owner of the Company									Total equity
In thousands of soles	Share capital (note 20.A)	Share premium (note 20.B)	Other capital reserve (note 20.C)	Translation reserve (note 20.D)	Hedging reserve (note 20.E)	Merger reserve (note 20.F)	Retained earnings (losses) (note 20.G)	Total	Non- controlling interest
Balances as of January 1, 2017	204,362	176,115	10,223	—	—	(85,009)	(74,897)	230,794	4,025	234,819
Profit for the year	—	—	—	—	—	—	22,069	22,069	(1,418)	20,651

Total comprehensive income for the year	—	—	—	—	—	—	22,069	22,069	(1,418)	20,651
Transfer to legal reserve	—	—	5,645	—	—	—	(5,645)	—	—	—
Acquisition of non-controlling interest	—	—	—	—	—	(795)	—	(795)	(1,246)	(2,041)

Total transactions with the owners of the Company	—	—	5,645	—	—	(795)	(5,645)	(795)	(1,246)	(2,041)

Balances as of December 31, 2017	204,362	176,115	15,868	—	—	(85,804)	(58,473)	252,068	1,361	253,429

Balances as of January 1, 2018	204,362	176,115	15,868	—	—	(85,804)	(58,473)	252,068	1,361	253,429
Profit for the year	—	—	—	—	—	—	36,184	36,184	457	36,641
Other comprehensive income for the year	—	—	—	(2,555)	(711)	—	—	(3,266)	—	(3,266)

Total comprehensive income for the year	—	—	—	(2,555)	(711)	—	36,184	32,918	457	33,375
Capital contribution	32,184	209,930	—	—	—	—	—	242,114	—	242,114
Transfer to legal reserve	—	—	5,881	—	—	—	(5,881)	—	—	—
Acquisition of subsidiary with NCI	—	—	—	—	—	—	—	—	15,193	15,193
Contributions from non-controlling shareholder	—	—	—	—	—	—	—	—	170	170
Acquisition of non-controlling interest	—	—	—	—	—	508	—	508	(1,454)	(946)
Dividend distribution	—	—	—	—	—	—	(10,000)	(10,000)	—	(10,000)

Total transactions with the owners of the Company	32,184	209,930	5,881	—	—	508	(15,881)	232,622	13,909	246,531

Balances as of December 31, 2018	236,546	386,045	21,749	(2,555)	(711)	(85,296)	(38,170)	517,608	15,727	533,335
Adjustment on initial application of IFRS 16, net of tax	—	—	—	—	—	—	3,063	3,063	—	3,063

Balances as of January 1, 2019	236,546	386,045	21,749	(2,555)	(711)	(85,296)	(35,107)	520,671	15,727	536,398
Profit for the year	—	—	—	—	—	—	72,685	72,685	1,188	73,873
Other comprehensive income for the year	—	—	—	(7,961)	(13,116)	—	—	(21,077)	(377)	(21,454)

Total comprehensive income for the year	—	—	—	(7,961)	(13,116)	—	72,685	51,608	811	52,419
Capital contribution	1	—	—	—	—	—	—	1	—	1
Transfer to legal reserve	—	—	10,334	—	—	—	(10,334)	—	—	—
Dividend distribution	—	—	—	—	—	—	(10,000)	(10,000)	—	(10,000)

Total transactions with the owners of the Company	1	—	10,334	—	—	—	(20,334)	(9,999)	—	(9,999)

Balances as of December 31, 2019	236,547	386,045	32,083	(10,516)	(13,827)	(85,296)	17,244	562,280	16,538	578,818

The accompanying notes on pages F-47 to F-144 are an integral part of these consolidated financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Consolidated Statement of Cash Flows

For the year ended December 31, 2019, 2018 and 2017

In thousands of soles	Note		2019	2018	2017
Cash flows from operating activities
Profit for the year			73,873	36,641	20,651
Adjustments for:
Depreciation	11		30,512	28,950	27,295
Depreciation of right-of-use assets	13		19,937	—	—
Amortization	12		6,299	3,086	2,706
Change in fair value of assets held for sale			527	—	—
Change in fair value of investment property			(75)	—	—
Impairment of inventories			377	318	449
Loss on sale of Investments in associates	24		919	—	—
Loss on disposal of property, furniture, and equipment	11		1,849	171	751
Loss on disposal of right-of-use assets	13		97	—	—
Loss on disposal of intangibles	12		21	3	10
Loss for impairment of trade receivables	6		5,987	2,826	11,816
Share of profit of equity-accounted investees	10		(2,438)	(960)	(444)
Technical provisions and other provisions			4,497	2,608	1,731
Finance income			(1,532)	(630)	(1,052)
Finance costs	25		56,053	38,176	24,784
Tax expense			41,178	17,538	15,093
Net changes in assets and liabilities:
Trade accounts receivable and other assets			(38,606)	(16,724)	(12,686)
Inventories			(6,038)	(527)	(1,014)
Trade accounts payable and other accounts payable			(19,402)	19,509	16,533
Provisions	18		(3,448)	(1,630)	(1,873)
Unearned premium reserves			3,732	3,692	1,333

Cash generated from operating activities			174,319	133,047	106,083
Income tax paid			(23,451)	(24,380)	(10,627)
Interest received			1,530	630	484

Net cash from operating activities			152,398	109,297	95,940

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	1-C		—	(533,679)	—
Purchase of properties, furniture, and equipment	11		(104,570)	(39,010)	(5,335)
Purchase of intangibles	12		(21,204)	(7,336)	(7,442)
Dividends from equity-accounted investees			330	—	—
Proceeds from sale of investments in associates			328	—	—
Advance payment for purchase of shares of associates			(792)	—	—

Net cash used in investing activities			(125,908)	(580,025)	(12,777)

Cash flows from financing activities
Capital contribution			1	242,114	—
Proceeds from loans and borrowings	15		215,901	650,276	74,000
Advance payment for purchase of non-controlling interest	7		(12,756)	—	—
Payment for loans and borrowings			(200,899)	(273,170)	(97,935)
Payment for lease liabilities			(39,328)	(25,571)	(17,988)
Payment for accounts payables to third parties			(3,928)	(10,382)	—
Payment for call spread premiums			(5,907)	—	—
Payment for settlement of derivatives			(1,566)	—	—
Payment of commissions for derivatives			(2,474)	—	—
Interest paid			(37,831)	(21,482)	(24,204)
Dividends paid			(10,000)	(10,000)	—
Trust funds	7	(c)	(687)	1,606	1,091
Contributions from non-controlling shareholders			—	170	—
Acquisition of non-controlling interest			—	(946)	(2,041)

Net cash (used in) from financing activities			(99,474)	552,615	(67,077)

Net (decrease) increase in cash and cash equivalents			(72,984)	81,887	16,086
Cash and cash equivalents at January 1			110,871	32,498	16,412
Effect of movements in exchange rates on cash held			(1,803)	(3,514)	—

Cash and cash equivalents at December 31			36,084	110,871	32,498

Transactions not representing cash flows
Assets acquired through finance lease and other financing	13		83,883	2,360	13,447
Assets acquired from suppliers in installments	11		579	5,165	1,945
Liability for call spread premiums financing			—	21,134	—
Outstanding payment to former shareholders	1-C		—	7,274	—

The accompanying notes on pages F-47 to F-144 are an integral part of these consolidated financial statements.

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

1.	Economic Activity

A.	Business activity

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) (hereinafter, the “Company” or “Auna”) is a subsidiary of Enfoca Group (ultimate controlling party), which holds a share capital of 69.46% acquired through different mechanisms. The Company is the controlling parent of a group of operating and pre-operating companies focused on the healthcare sector. It was incorporated in Peru in 2008 through the contribution of all the shares of the former shareholders of Oncosalud S.A.C. to the Company.

On December 30, 2019, the Company changed its legal name to Auna S.A. The Company’s registered office is at Av. República de Panamá N.° 3461, San Isidro, Lima, Perú. The Company and its subsidiaries together are also referred to in these financial statements as the “Group”. The Group is a healthcare service provider primarily focused on services that provide cancer treatment through its subsidiary Oncosalud S.A.C., inpatient hospitals, outpatient care centers and specialized medical centers in Peru and, since the end of 2018, in Colombia, through Promotora Médica Las Américas S.A. (hereinafter, “PMLA”). The structure of the Group is detailed in note 29.

B.	Approval of the consolidated financial statements

The consolidated financial statements as of December 31, 2019, 2018 and 2017 were approved for issuance by the Board of Directors on September 29, 2020.

C.	Acquisition of Promotora Médica Las Américas S.A. and Subsidiaries

In September 2018, the Group signed a share purchase agreement through Auna Colombia for the acquisition of 97.32% of the shares of PMLA. On December 5, 2018, the Superintendencia Nacional de Salud de la República de Colombia (Colombian Board of Health) approved the acquisition. Finally, on December 27, 2018, the Group acquired 97.32% of the shares and voting interests in PMLA.

Its operations are regulated by the Colombian Board of Health. It is engaged in the direct provision of healthcare services, creation of healthcare promoting enterprises, sale of medicines, and other healthcare-related services. PMLA’s registered office is at Avenida Diagonal 75 B N° 2 A 80/140, Medellín, Colombia. The acquisition is expected to provide the Group with an increased share of the healthcare services market in South America through access to PMLA’s customer base. The Group also expects to reduce costs through economies of scale.

For the shares acquired, Auna Colombia paid on December 27, 2018 the amount of S/ 551,633 thousand, which includes a capital increase to PMLA of S/ 41,876 thousand, to acquire the non-controlling interest of the subsidiaries of Instituto de Cancerología S.A., Patología Las Américas S.A.S. and Salud Oral Especializada S.A., with PMLA being the owner of 100% of the aforementioned subsidiaries.

Auna Colombia signed a syndicated loan agreement with Banco Nacional de México S.A. and Banco Santander S.A. for a total amount of S/ 368,611 thousand which, together with the capital contribution received from Enfoca Group amounting to S/ 242,114 thousand (notes 20.A and B), were used to pay for the acquisition of PMLA.

F-47	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The group of companies that make up PMLA and their respective economic activities are listed below:

Company	Business activity
Laboratorio Médico Las Américas Ltda.	Provision of medical laboratory services and provision of scientific advice on issues related to the corporate purpose. Its main office is in Medellín.

Instituto de Cancerología S.A.	Provision of medical-surgical and hospital services in the field of radiotherapy and oncology. Its main office is in Medellín.

Patología Las Américas S.A.S.	Activities related to pathology laboratory services and provision of scientific advice on issues related to the corporate purpose. Its main office is in Medellín.

Salud Oral Especializada S.A.	Integral oral healthcare services provision. Its main office is in Medellín.

Clínica del Sur S.A.S.	Medical and surgical services provision specializing in orthopedics and traumatology. Its main office is in the Municipality of Envigado, Medellín.

Las Américas Farma Store S.A.S.	Wholesale and retail marketing of all types of medicines, surgical medical equipment, beauty products, and all types of products aimed at human healthcare. Its main office is in Medellín.

This acquisition was recorded using the purchase method of accounting, as established in IFRS 3 Business Combinations. Under this method, most assets and liabilities were recorded at their estimated fair values at the date of purchase, including identifiable intangibles not recorded in the statement of financial position of each acquired entity. The transaction costs associated with the acquisition amounting to S/ 6,948 thousand were recorded as an expense and presented under ‘administrative expenses’ as of December 27, 2018, in the consolidated statement of income and other comprehensive income. The fair values of the acquired net assets are presented below:

Identifiable assets acquired and liabilities assumed

In thousands of soles
Cash and cash equivalents	10,680
Trade accounts receivable and other accounts assets	168,503
Inventories	13,708
Investments in associates	5,818
Investment property	567
Account receivable from former shareholders	1,618
Intangible assets (note 12)	206,554
Property, furniture and equipment	326,036
Assets held for sale	1,971
Trade accounts payable and other accounts payable	(129,842)
Loans and borrowings	(118,421)
Deferred tax liabilities	(89,898)
Contingent liabilities	(3,269)

Total identifiable net assets acquired	394,025

F-48	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The trade accounts receivable and other accounts receivable comprise gross contractual amounts due of S/ 165,065 thousand and S/ 15,149 thousand, respectively. At the date of acquisition, S/ 11,711 thousand were expected to be uncollectable.

Goodwill arising from the acquisition has been recognized as follows:

In thousands of soles
Consideration transferred	551,633
Non-controlling interest	15,193
Fair value of identifiable net assets	(394,025)

Goodwill	172,801

The Group has elected to measure the non-controlling interests in the acquiree at fair value.

The fair value of the non-controlling interest in PMLA, has been estimated by applying a discounted free cash flow valuation technique. The fair value measurements are based on significant inputs that are not observable in the market. The fair value estimate is based on:

•	Projected cash flows based on Management’s EBITDA projections for a period of seven years.

•	An assumed discount rate of 9.9%.

•	A terminal value, calculated based on long-term sustainable growth rates of 3%, which has been used to determine income for the future years.

The goodwill represents future synergies expected to be achieved from the combination of operations, distribution channels, workforce, and other efficiencies not included in the intangibles of the current value of the business. None of the goodwill recognized is expected to be deductible for tax purposes. In the case of identified intangible assets measured at fair value, those are expected to be recovered through sale or use.

For the year ended December 31, 2018, Promotora Médica Las Américas S.A. and Subsidiaries contributed revenues of S/ 4,768 thousand and profit before tax of S/ 380 thousand to the Group’s results.

If the acquisition had been made as of January 1, 2018, revenues would have amounted to S/1,231,554 thousand and profit before tax for the period 2018 would have amounted to S/ 53,371 thousand in the consolidated statement of income and other comprehensive income.

The net cash flows incurred as a result of the acquisition is presented below:

In thousands of soles	Note
Consideration transferred		551,633
Outstanding payment to former shareholders	17(c)	(7,274)
Cash and cash equivalents from acquired company PMLA		(10,680)

		533,679

F-49	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets acquired	Valuation technique
Property, furniture and equipment	Market comparison technique and cost technique: The valuation model considers market prices quoted for similar items when they are available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration, as well as functional and economic obsolescence.
Customer relationship

Contracts agreed with insurers for cardiology services, in which number of services are contracted to an established population. It is considered that they meet the criteria established for the recognition of said intangible asset.

The multi-period excess earnings method (“MPEEM”) within the income approach is the most appropriate to value this asset. The MPEEM determines the value of an intangible as the present value of the incremental after-tax cash flows attributable only to the subject intangible after deducting the Contributory Asset Charges (CAC). The concept behind the CAC is that an intangible ‘rents’ or ‘leases’ from a hypothetical third party all the assets it requires to produce the cash flows resulting from its development, that each project leases only those assets it needs (including trading elements) and not those it does not need, and that each project pays to the owner of the assets a fair return (where appropriate) on the value of the leased assets.

Trade names, trademarks and domain names

Las Américas is the main brand of PMLA as a health service provider group of companies. This brand has a local presence and offers a broad portfolio of health services to its patients, sheltering the different entities under which PMLA operates. Of the three main approaches of value (income, market and cost) and the methods that comprise these approaches, the Company used the relief-royalty-saving method within the income approach as the most appropriate to assess the Las Américas brand.

The relief-from-royalty method under the income approach is considered to be the most appropriate method for measuring the “Las Américas” trademark.

The basic principle of the relief-from-royalty method is that without ownership of the intangible in question, the user of that intangible would have to make a stream of payments to the asset owner in exchange for the rights to use that asset. By acquiring the intangible, the user avoids these payments.

Based on the projections of the purchase model, the income and cash flow of PMLA was determined for the years 2019-2028 and in perpetuity. For the valuation of the brand’s assets 100% of the estimated revenues for PMLA consolidated were considered.

A long-term growth rate corresponding to 3% was applied. The Company conducted a comparative study of the royalty rate in the market within the health sector. The aforementioned royalty rate was adjusted taking into account the following attributes: Market Share and Longevity. Thus, based

F-50	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Assets acquired	Valuation technique
on the market analysis, the Company applied a royalty rate of 2.5% of revenue.
Software

The replacement cost method under the cost approach is the most appropriate to value the in-house developed software.

The concept behind the cost approach is that a prudent investor will pay no more for an asset than the replacement or reproduction cost. The cost of replacing the asset would include the cost of constructing a similar asset of equivalent use at the prices applicable at the time of valuation analysis. This estimate can then be adjusted due to impairment losses attributable to obsolescence (physical, functional and/or economic).

Investment in associates	Income and market approaches: The market approach measures value based on the amounts paid by other purchasers in the market for commercial interest or assets that are considered reasonably similar. The income approach focuses on income-generating capacity of the identifiable asset or business.

D.	Regulatory agency for private healthcare services

Oncosalud S.A.C. is an indirect subsidiary of the Company. It is supervised by the Superintendencia Nacional de Salud - SUSALUD (Peruvian Board of Health). SUSALUD authorizes, regulates and supervises the operations of entities that provide healthcare services.

In the case of PMLA, this is regulated by the Superintendencia Nacional de Salud - Supersalud (Colombian Board of Health), an agency that authorizes, regulates and supervises the operation of entities providing healthcare services.

2.	Basis for the Preparation of Consolidated Financial Statements

A.	Basis of accounting

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (hereinafter, “IFRS”), issued by the International Accounting Standards Board (hereinafter, “IASB”).

Details of the Group´s accounting policies are included in note 4.

This is the first set of the Group´s annual financial statements in which IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatments has been applied. The related changes to significant accounting policies are described in note 3.

B.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost principle, based on the accounting records maintained by the Group, except for the derivative financial instruments and investment properties which have been measured at fair value.

C.	Functional and presentation currency

These consolidated financial statements are presented in Soles (S/), which is the Company´s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currency of the Subsidiaries domiciled in Colombia is COP (Colombian Pesos).

F-51	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

D.	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

i.	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	leases: whether an arrangement contains a lease (note 4.J); and

•	lease term: whether the Group is reasonably certain to exercise extension options (note 4.J).

ii.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at December 31, 2019 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

•	Revenue recognition: estimate of unbilled amounts (note 6);

•	Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts (note 12);

•	Recognition of deferred tax asset: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized (note 14);

•	Recognition and measurement of provisions: key assumptions about the likelihood and magnitude of an outflow of resources (note 18);

•	Measurement of ECL allowance for trade receivables: key assumptions in determining the weighted-average loss rate (note 6); and

•	Acquisition of subsidiary: fair value of the consideration transferred and fair value of the assets acquired and liabilities (note 1.C).

3.	Changes in Significant Accounting Policies

The Group applied IFRS 16 Leases and IFRIC 23 Uncertainty over income tax treatments for the first time from January 1, 2019 and applied IFRS 9 Financial Instruments and IFRS 15 Revenue from contracts with customers for the first time from January 1, 2018.

For annual periods beginning on January 1, 2019

A.	IFRIC Interpretation 23: Uncertainty over income tax treatment

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 Income taxes are applied when there is uncertainty over income taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

F-52	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Under IFRIC 23, uncertain tax liabilities or assets are recognized applying the definition of liabilities or assets for current or deferred taxes according to IAS 12. Therefore, those tax balances are presented as current or deferred tax assets or liabilities.

If there is uncertainty about an income tax treatment, then the Group considers whether it is probable that a tax authority will accept the Group tax treatment included or planned to be included in their tax filing. The underlying assumption in the assessment is that a tax authority will examine all amounts reported and will have full knowledge of all relevant information.

The accounting of interest and penalties are not specified under IAS 12 or IFRIC 23. The

Group determines if interest or a penalty itself meets the definition of income tax to apply IAS 12, and if not it is accounted under IAS 37.

The Group has assessed the impact of IFRIC 23 at January 1, 2019 and the impact on the Group’s consolidated financial statements is not significant.

B.	IFRS 16: Leases

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e., it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

a.	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for leases of properties in which it is a lessee, the Group has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

b.	As a lessee

The Group leases many assets, including properties, medical equipment and IT equipment.

F-53	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e., these leases are on-balance sheet.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g., IT equipment and furniture), for which the Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

i.	Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii.	Transition

Previously, the Group classified property leases as operating leases under IAS 17. These include administrative, commercial offices and health centers. The leases typically run for a period of 10 years except for the one that remains with the Red Cross, which is for a period of 40 years. Some leases include an option to renew the lease for an additional five years after the end of the non-cancellable period. Some leases provide for additional rent payments that are based on changes in local price indices.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this approach to all other leases.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases of low-value items.

F-54	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Group leases a number of items of medical equipment. These leases were classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

c.	Impacts on consolidated financial statements

i.	Impacts on transition

On transition to IFRS 16, the Group recognized right-of-use assets and lease liabilities. The impact on transition is summarized below:

In thousands of soles	January 1, 2019
Right-of-use assets	33,475
Lease liabilities	33,475

The change in accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

In thousands of soles
Right-of-use assets – recognition on initial application of IFRS 16	33,475

Right-of-use assets reclassified from property, furniture and equipment	183,102
Right-of-use assets reclassified from intangible assets	3,126

Total right-of-use assets as of January 1, 2019	219,703
Lease liabilities – recognition on initial application of IFRS 16	33,475
Lease liabilities reclassified from loans and borrowings	92,828

Total lease liabilities as of January 1, 2019	126,303
Other accounts payable	(4,345)
Deferred tax assets	1,282
Retained earnings (losses)	3,063

F-55	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted- average rate applied is 7% except for the Red Cross contract for which the rate applied is 5.5%.

In thousands of soles	January 1, 2019
Operating lease commitments as at December 31, 2018 (undiscounted)	67,954
Exclude
Recognition exemption for leases of low-value assets	(4,182)
Recognition exemption for leases of short term	(1,746)
Include
Finance leases liabilities	92,828
Effect of discounting	(28,551)

Discounted recognized lease liabilities at January 1, 2019	126,303

For annual periods beginning on January 1, 2018

A.	IFRS 9: Financial instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 Presentation of Financial Statements, which require impairment of financial assets to be presented in a separate line item in the statement of profit or loss and other comprehensive income. Previously, the Group’s approach was to include the impairment of trade receivables in selling expenses. Consequently, the Group reclassified the impairment of trade receivables amounting to S/ 11,816 thousand, recognized under IAS 39, from ‘selling expenses’ to ‘loss for impairment of trade receivables’ in the statement of profit or loss and OCI (Other Comprehensive Income) for the year ended December 31, 2017. Impairment losses on other financial assets are presented under ‘finance costs,’ similar to the presentation under IAS 39, and not presented separately in the statement of profit or loss and OCI due to materiality considerations.

•	Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, Fair Value through Other Comprehensive Income (FVOCI) and Fair Value Through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. The standard eliminates IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments.

F-56	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see Note 4.B.

The adoption of IFRS 9 has not had a significant effect on the classification of the Company’s financial assets and liabilities, except for the change in the name of the categories.

The following table shows the classification and original measurement of financial instruments under IAS 39 and the new classification and subsequent measurement under IFRS 9 for each class of the Group’s financial assets and financial liabilities as of January 1, 2018:

In thousands of soles	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and accounts receivable	Amortized cost	32,498	32,498
Trade accounts receivable	Loans and accounts receivable	Amortized cost	69,977	69,977
Other assets	Loans and accounts receivable	Amortized cost	39,415	39,415

Total financial assets			141,890	141,890

Financial liabilities
Loans and borrowings	Other financial liabilities	Other financial liabilities	244,714	244,714
Trade accounts payable	Other financial liabilities	Other financial liabilities	100,411	100,411
Other accounts payable	Other financial liabilities	Other financial liabilities	42,396	42,396

Total financial liabilities			387,521	387,521

•	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an ECL model. The new impairment model applies to the financial assets measured at amortized cost, contract assets, and debt investments at FVOCI, but not to the investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The application of IFRS 9’s impairment requirements at January 1, 2018 resulted in no significant impact. This impact amounting to S/ 10 thousand was recognized in the consolidated statement of income and other comprehensive income.

Transition

The Company applied the exception for retrospective application, that includes restatement of comparative information about Classification and Measurement, including Impairment.

F-57	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The following assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

-	The determination of the business model within which a financial asset is held.
-	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.

B.	IFRS 15: Revenue from contracts with customers

The Group has adopted IFRS 15 using the cumulative effect method, with first-time application as of January 1, 2018. As a result, the Group opted for not applying the requirements required by the standard for the comparative period presented.

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes revenue when it transfers control over medicine or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies:

Type of service	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition under IFRS 15 (applicable from January 1, 2018)	Revenue recognition under IAS 18 (applicable before January 1, 2018)
Healthcare services

The patient acquires control of the use of the healthcare service with the provision of the service, because the patient receives and consumes the benefits granted by the Group as it provides the service. Invoices are generated at that point in time, as services are rendered, with the exception of patients who have medical insurance, which are issued according to the contractual terms agreed with the insurance companies. Uninvoiced amounts are presented as revenue and trade receivables.

Advances are primarily received from patients who do not have medical insurance for healthcare services such as hospitalization. These advances are recognized in

Revenue is recognized when services are rendered. Revenue is recognized over time.

Healthcare services revenue is recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The selling price is determined based upon the company’s standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third parties such as commercial insurers.

Advances received are included in contract liabilities.

Revenue was recognized when services were provided. There was no significant change from IFRS 15. Advances received were included in trade payable.

F-58	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Type of service	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition under IFRS 15 (applicable from January 1, 2018)	Revenue recognition under IAS 18 (applicable before January 1, 2018)
revenue as services are rendered over time. Generally, invoices are payable within 120 to 150 days for insurance companies and third parties are charged within 30 to 60 days.

Sale of medicines

Customers acquire control of the medicines, when they are delivered and have been accepted, either as part of the hospitalization or as part of the pharmacy sale.

Invoices are generated at the time the customers receive the medicines and in the case of hospitalization at the time the medicine is delivered. In general, invoices are payable at the time of issuance and after invoicing, in the case of hospitalized patients.

Revenue is recognized when medicines are delivered and have been accepted by customers at their premises.

Revenue from the sale of medicines delivered during hospitalization is recognized at the estimated net realization amount at the time the medicine is received by the patient.

Revenue from the sale of medicines was recognized in accordance with the transfer of risks and benefits of the goods delivered.

Because the transaction for the sale of medicines, for the most part, is immediate, no major impacts were identified.

As the revenues associated with oncologic healthcare plans are within the scope of IFRS 4 Insurance Contracts, IFRS 15 is not applied to these contracts for any period presented. For the details of accounting policies under IFRS 4, see Note 4.M.

At January 1, 2018, the Group has not identified any significant impact on the consolidated financial statements arising from the application of IFRS 15.

4.	Significant Accounting Policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise (see also Note 3).

A.	Basis of consolidation

i.	Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transactions costs are expensed as incurred.

F-59	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

ii.	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Also, in preparing the consolidated financial statements of the Company, the effects of all transactions between subsidiaries were eliminated.

iii.	Non-controlling interest

For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets as of the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv.	Common control transactions

The Company presents common control transactions at the date the transaction occurs without re-presenting comparative information as if the transaction had occurred before the start of the earliest period presented.

v.	Associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

vi.	Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as joint operations or as joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined that they are joint ventures.

Joint ventures are accounted for using the equity method. Under the equity method, equity in joint ventures is initially recognized at cost and subsequently adjusted to recognize the Group’s share in profits or losses and other post-acquisition movements in other comprehensive income. When the Group’s share in the losses of a joint venture is equivalent to or exceeds its share in such joint venture (including any long-term share that is substantially part of the Group’s net investment in the joint venture), the Group does not recognize additional losses, unless it has assumed obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s share in such joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred asset.

F-60	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The profit resulting from the equity method is included in the consolidated statement of income and other comprehensive income.

vii.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with companies whose investment is recognized using the equity method are eliminated from the investment in proportion to the Group’s interest in the investment. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Financial instruments

i.	Recognition and initial measurement

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is an account receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

•	Financial assets

Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at amortized cost or at fair value through profit and loss.

Financial assets are not reclassified subsequent to their initial recognition, unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not measured at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

F-61	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Business model assessment: Policy applicable from January 1, 2018

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to Management. The information considered includes:

•

The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	How the performance of the portfolio is assessed and reported to the key personnel of the group’s management;

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	How managers of the business are compensated – e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	The frequency, value, and timing of sales in prior periods, the reasons for such sales and expectations about future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is assessed on a fair value basis are measured at FVTPL.

Assessment whether contractual cash flows are solely payments of principal and interest

Policy applicable from January 1, 2018

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows so that it would not meet this condition. In making this assessment, the Group considers:

•	Contingent events that would change the amount or timing of cash flows;

•	Terms that may adjust the contractual coupon rate, including variable-rate features;

•	Prepayment and extension features; and

•	Terms that limit the group’s claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents the amounts of principal and interest on the principal amount

F-62	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see note 4.B.v for derivatives designated as hedging instruments.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Group classified its financial assets at FVTPL, and, within this category, as held for trading.

Subsequent measurement and gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss.

Loans and receivables	Measured at amortized cost using the effective interest method.

•	Financial liabilities

Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, if it is a derivative or if it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

ii.	Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

F-63	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iii.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv.	Derivative financial instruments

Derivative financial instruments and hedge accounting – Policy applicable from January 1, 2018

The Group holds derivative financial instruments to hedge some of its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

F-64	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The Group has decided not to apply the cost of hedging model in IFRS 9; as a consequence, the forward points are not taken to OCI and accumulated in a separate component of equity. The Group designates only the change in the value of the spot element as the hedging instrument, the changes in fair value due to the forward points are immediately recognized as a profit or loss in the period.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve are immediately reclassified to profit or loss.

C.	Impairment

i.	Non-derivative financial assets

Policy applicable from January 1, 2018

Financial instruments

The Group recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, loss of the value of money over time and individual analysis of the clients (considering their geographical location).

The Group considers a financial asset to be in default when the client is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	Significant financial difficulty of the debtor or issuer;

•	A breach of contract such as a default or being more than 90 and 180 days past due;

•	It is probable that the debtor will enter bankruptcy or other financial reorganization; or

•	The disappearance of an active market for a security because of financial difficulties.

F-65	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers and for corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Policy applicable before January 1, 2018

Financial assets measured at amortized cost

The Group considered evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets were individually assessed for impairment. Those found not to be impaired were then collectively assessed for any impairment that had been incurred but not yet individually identified. Assets that were not individually significant were collectively assessed for impairment. Collective assessment was carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group used historical information on the timing of recoveries and the amount of loss incurred and made an adjustment if current economic and credit conditions were such that the actual losses were likely to be greater or lesser than suggested by historical trends.

An impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account. When the Group considered that there were no realistic prospects of recovery of the asset, the relevant amounts were written off. If the amount of impairment loss subsequently decreased and the decrease was related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss was reversed through profit or loss.

ii.	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property, inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets with an indefinite useful life are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

F-66	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

D.	Cash and cash equivalents

Cash and cash equivalents presented in the consolidated statement of financial position comprise cash on hand, demand deposits at banks and other highly marketable debt investments with maturity of three months or less that are not subject to significant risk of changes in value.

E.	Inventories

Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price of the inventories in the ordinary course of business, less discounts and other costs and expenses incurred to put the inventories to sale. Cost is determined using the weighted average method.

Provisions for obsolescence and net realizable value are estimated based on a specific analysis made at each reporting date of the consolidated financial statements. The reduction of the carrying amount of inventories to their net realizable value is recorded under ‘provision for impairment of inventories’ with a charge to profit or loss in the period in which it is estimated that such reductions will occur.

F.	Intangibles

Goodwill

Goodwill arises from the acquisition of subsidiaries and represents the excess between the cost of an acquisition and the fair value of the Group’s interest in the net identifiable assets at the date of the acquisition.

Goodwill arising from a business combination is allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of GCUs to which goodwill is allocated represents the lowest level of cash-flow generating assets within the entity at which goodwill is monitored by Management.

The identification of the CGU requires a critical judgment of Management. The Group has defined its CGUs as each of the companies acquired because they are the smallest identifiable groups of assets that generate cash flows and that are largely independent of the cash inflows of other assets or groups of assets.

Goodwill is tested for impairment at least annually and recorded at cost less accumulated impairment losses. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and cannot be reversed.

Acquired trademark

The trademark is “Las Américas,” which was identified in the acquisition of PMLA (note 1.C). It is a trademark with presence in Colombia and offers a broad portfolio of healthcare services to its patients

F-67	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

through the different entities under which PMLA operates. The estimated market value was determined using the relief-from-royalty method. Management evaluated its recognition and growth in the Colombian market, and assessed that it has an indefinite useful life.

Customers relationship

It includes the estimated market value of the contracts with insures for cardiology services identified as a result of the acquisition of Promotora Médica Las Américas S.A. (note 1.C) and was determined under the multi-period excess earnings method (“MPEEM”) within the income approach, which is the most appropriate to value this asset. The estimated useful life is 10 years.

Other intangibles assets

Intangibles other than goodwill are acquired separately, and are measured at cost less subsequent amortization and impairment losses.

Surface right agreement

Corresponds to surface rights agreement signed between Medicser and the Peruvian Red Cross Society, owner of the land, and acquired on 2011.

Amortization is charged to the consolidated statement of income and other comprehensive income on a straight-line basis as follows:

Years
Software	2 to 10
Surface rights agreement	40
Customer relationships	10

Assets that are subject to amortization are reviewed for impairment when events or circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statement of income and other comprehensive income to reduce the carrying amount to recoverable amount.

G.	Property, furniture and equipment

i.	Recognition and measurement

Land, buildings and facilities, medical equipment, and furniture are measured at cost, less accumulated depreciation and any accumulated impairment losses. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset.

Other disbursements for service and repair are charged to the consolidated statement of income and other comprehensive income in the period when incurred. In case significant spare parts of an item of property, furniture and equipment have different useful lives, then they are accounted for as separate items (major components) of property, furniture and equipment.

Any gain or loss on disposal of an item of land, buildings and facilities, medical equipment, and furniture is recognized in profit or loss.

F-68	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

ii.	Subsequent expenditure

Subsequent expenditures are included in the carrying amount of the asset or they are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Group and the cost of these assets can be measured reliably.

iii.	Depreciation

Depreciation is calculated to write off the cost of items of property, furniture and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Years
Buildings and premises	10 to 94
Medical equipment	4 to 12
Vehicles	5
Furniture, fixtures and various equipment	8 to 15
IT equipment	4 to 8

During 2018, the Group reviewed the useful life of medical equipment and surgical instruments, which resulted in changes in the expected useful life of certain surgical instruments. The useful life of some of them decreased mainly due to a higher level of use. As a result, the effect of these changes on actual depreciation expense was included in “cost of sales.”

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

H.	Public Service Concession Arrangements

Public Service Concession Arrangements are defined in the International Financial Reporting Interpretations IFRIC 12 Service Concession Arrangements and are accounted regarding the consideration received for the infrastructure.

In 2010, Consorcio Trecca S.A.C. (hereinafter, “Consorcio Trecca”), a subsidiary of the Group, entered into a 20-year concession agreement with the Peruvian Social Health Insurance (hereinafter, “EsSALUD”), a decentralized public agency attached to the Ministry of Labor and Employment Promotion, focused on granting prevention, promotion, economic benefits and social benefits that correspond to the Social Security contributory system. The concession was given to Consorcio Trecca, as operator of the concession, with the obligation to renovate, operate and maintain the Torre Trecca, located in the city of Lima. The Group holds a 99.99% interest in Consorcio Trecca.

On July 15, 2011, Consorcio Trecca and EsSALUD agreed to suspend the obligations prior to the start date of the investment period. This suspension was extended until January 2018.

In November 2018, Consorcio Trecca and EsSALUD were able to make the direct deals associated with the agreements to update the investment amounts and the contractual rates, which will be in effect at the beginning of the operation period. On June 26, 2019, they agreed to begin the investment stage in the second quarter of 2020.

F-69	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The Group recognizes an intangible asset arising from a service concession arrangement when it has a right to charge for use of the concession infrastructure. An intangible asset received as consideration for providing construction or upgrade services in a service concession arrangement is measured at fair value on initial recognition with reference to the fair value of the services provided (note 12).

I.	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale or held for distribution to owners if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, the property, furniture and equipment are no longer depreciated.

J.	Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into on or after January 1, 2019.

i.	As a leasee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

F-70	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the group’s incremental borrowing rate. Generally, the group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•

The exercise price under a purchase option that the group is reasonably certain to exercise, lease payments in an optional renewal period if the group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (IT equipment) and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019

For contracts entered into before January 1, 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:

•	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

F-71	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

•	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

•

facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

i.	As a leasee

In the comparative period, as a lessee the Group classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the Group’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

K.	Trade accounts payable

Trade accounts payable are obligations to pay for medicines or services acquired from suppliers in the ordinary course of business. Accounts payable are classified as ‘current liabilities’ if payment is to be made in a year or less; otherwise, they are presented as ‘non-current liabilities.’

Accounts payable are initially recognized at fair value, and subsequently they are measured at amortized cost using the effective interest method.

L.	Employee benefits

Profit sharing

For the Company and its Peruvian subsidiaries, the employees’ profit sharing is calculated in accordance with current legal regulations (Legislative Decree 892) on the same net taxable base used to calculate the income tax. In the case of the Peruvian Subsidiaries, the rate of profit sharing is 5%, on the net taxable base of the current year. According to the Peruvian law, there is a limit in profit sharing that an employee can receive, equivalent to 18 monthly salaries.

In Colombian subsidiaries, employees’ profit sharing is not applicable. It is replaced by a legal bonus composed of an additional month’s salary that is paid two times during the year in June and December, respectively. This bonus is mandatory even if the company does not obtain earnings. Additionally, the Board is able to approve voluntary bonuses for certain employees with high performance during a profitable year.

Legal bonuses

The Group recognizes the expense for legal bonuses and their related liabilities under laws and regulations currently in force in Peru. The legal bonuses comprise an additional month’s salary that is paid in July and December, respectively.

F-72	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Termination benefits

Termination benefits are recognized in accordance with Peruvian and Colombian legislation in profit or loss when paid, i.e., when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits.

Severance payment (CTS for its Spanish acronym)

In Peru, severance payment of personnel from the Group’s companies (CTS for its Spanish acronym) includes employees’ indemnities calculated according to current legislation, which shall be deposited in May and November annually in bank accounts designated by employees. Severance payment is equivalent to 50% of a current remuneration as of the date of deposit. The Group has no obligation to make any additional payments once it has made the annual deposits of funds to which the employee is entitled.

In Colombia, severance payment of personnel from the Group’s companies includes employees’ indemnities calculated according to current legislation, which shall be transferred in the fund selected by the employee at the end of the year or when the work contract finished. Severance payment is equivalent to one current remuneration.

Vacations

Personnel’s annual vacations are recognized on an accrual basis. The provision for estimated annual vacation obligations is recognized at each date of preparation of the consolidated statement of financial position.

M.	Insurance contracts

The oncologic healthcare plans are contracts that result in the transfer of a significant insurance risk and are accounted in accordance with IFRS 4 Insurance Contracts.

IFRS 4 allows entities to continue using their existing accounting policies for their insurance contracts provided that those policies meet certain minimum criteria such as that the amount of insurance obligation is subject to a liability adequacy test. This test considers current estimates of all contractual and related cash flows. If the liability adequacy test identifies that the insurance obligation is inadequate, the total deficit will be recognized in the consolidated statement of comprehensive income.

The Group defines an Insurance contract as the commitment that it assumes with its policyholders to provide coverage of oncologic services, exclusively, for cancer treatment services, in accordance with the particular limits and conditions indicated in each contract. It also defines as an insured event the occurrence of an uncertain future event that is covered by an insurance contract which, in this case, is the confirmatory diagnosis of the insured’s oncological disease, as long as it has not occurred within the waiting period. It also defines as an insured event the occurrence of an uncertain future event that is covered by an insurance contract which, in this case, is the confirmatory diagnosis of the insured’s oncological disease, as long as it has not occurred within the waiting period (the period during which a policyholder must participate in the plan in order to receive the benefits under the insurance contract).

The insurance contracts of the Company have the following characteristics:

(i) All insurance policies are signed with a twelve (12) month period limit.

F-73	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(ii) All of the Company’s insurance policies contain a provision providing for the automatic increase in premiums upon renewal, with the increase in the premium determined based on the expected claims of the program under which the policy is issued and based on the age profile of the policyholder population, which allows the Company to adjust the insurance premium at the end of the contracted period. The insurance policies are automatically renewed unless the policyholder states that he or she will not renew the contract, or is not in agreement with the modified contractual terms by means of a written notice sent thirty (30) calendar days in advance of the scheduled renewal.

(iii) If the policyholder does not make the corresponding premium payment for at least thirty (30) calendar days, the Company has the legal right to suspend the policyholders’ rights of the contracted coverage. After one hundred twenty (120) calendar days of non-payment, the Company can terminate the contract automatically by sending a formal written communication to the policyholder at the address stated in the contract.

In accordance with such characteristics and considering the current market practice in the non-life insurance market in Peru, the recognition and measurement of the Company’s insurance liabilities are based on short-term duration insurance contracts.

i.	Technical reserves for healthcare insurance contracts

Technical reserves are provisions set aside by healthcare service providers to meet, as of the date of the consolidated statement of financial position, the obligations that may arise from healthcare services provided to plan policyholders that have not been reported (IBNR) and the unearned premium reserve (portion of insurance contracts for which the risk has not yet expired as of the date of the consolidated statements). The amounts of these reserves or provisions are determined as follows:

•	IBNR

At the date of the consolidated financial statements, the reserve for events incurred but not reported (IBNR) is determined based on the total expense amounts to be claimed estimated by the Company’s experts and reflected in the pre-authorization of service letters issued by Oncosalud S.A.C., our insurance subsidiary. The estimated total expense amounts to be claimed consist only of expenses rendered/provided by third parties to the Company. Services provided by our healthcare services subsidiaries are not considered in this estimate as the claim expense activity is recorded as it is incurred or accrued by our healthcare services subsidiaries at each reporting date and there is therefore no gap between the event incurred and the recording of the related expenses, which reduces the Group’s IBNR insurance reserve liability due to the integrated business model. See note 30.A.

In addition, in order to determine the best estimate of IBNR, the Company performs a liability adequacy test under an analysis of matricial triangles through the Chain Ladder methodology, which considers the historical development of oncological medical attention reported in the last 10 years, related to occurrences prior to the base date, aiming to establish a future projection of the claims incurred but not reported with third parties as of the date of the consolidated financial statements instead of a calculation considering the entire future projected treatment protocol, which is not performed due to the short-term nature of our contracts. The corresponding result of the liability adequacy test is compared with the amounts recorded as an obligation in the consolidated financial statements performed under the above paragraph.

F-74	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

As of December 31, 2019, the amount of the reserve for incurred but not reported healthcare claims is recorded as part of the ‘Provisions’ in the current liabilities in the consolidated statement of financial position (note 18).

•	Provision for outstanding claims

The provision for outstanding claims is calculated based on the notifications sent by the legal department, which represents a legal obligation to refund the medical cost assumed by the policyholder recognized in “provisions” in the consolidated statement of financial position (note 18).

•	Unearned premiums reserve

Corresponds to the portion of payment received on oncological healthcare contracts that relates to risks that have not yet expired as of the date of the consolidated statement of financial position and is presented as a deferred revenue in the consolidated statement of financial position. The deferred revenue is calculated plan by plan considering proportionally the months not yet elapsed according to the coverage of the healthcare plan (note 19).

ii.	Liability adequacy test

The Group assesses at the date of report whether its recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts and liability adequacy tests (minus the deferred acquisition cost). If the evidence shows that the liability is inadequate, the total amount of the difference will be recognized in the consolidated statement of income and other comprehensive income. The liability adequacy test, based on the best estimates made, shows that the technical reserves established by the Group are adequate and sufficient to meet the estimated value of future commitments of insurance contracts.

iii.	Deferred acquisition costs (DAC)

Commissions are related to the underwriting of new contracts which are capitalized and to renewals of existing contracts and are presented as assets under ‘other assets’ in the consolidated statement of financial position (note 7). All other costs are recognized as expenses when incurred. DAC are subsequently amortized during the policy life.

DAC is reviewed at the end of each reporting period and are written off when they are no longer considered to be recoverable.

N.	Provisions

Provisions are recognized when the Group has a present obligation, either legal or constructive, as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation, and it is possible to reliably estimate its amount.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

F-75	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

O.	Income tax

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

Temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Uncertain tax treatment

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

P.	Share capital and share premium

Common shares are classified as equity and are determined using the par value of the shares that have been issued.

F-76	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The share premium is the amount by which the fair value of the contribution exceeds the par value of the shares issued.

Q.	Dividend distribution

In 2018, the Group approved the Dividends Policy, which establishes the distribution of the available profits, up to S/ 10,000 thousand per year. The General Shareholders Meeting will determine the distribution of dividends and the respective payment schedule.

Dividend distribution is recognized as a liability in the consolidated financial statements in the period in which dividends are approved by the Group’s shareholders.

R.	Contingent liabilities and assets

Contingent liabilities are not recognized in the consolidated financial statements. They are only disclosed in the notes to the financial statements, unless the possibility of an outflow of economic resources is remote. Contingent assets are not recognized in the consolidated financial statements and are only disclosed when an inflow of economic resources is probable.

S.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. The Group recognizes revenue when it identifies a contract with a customer, the performance obligations in the contract, determines the transaction price, and allocates the transaction price to the performance obligations in the contract as each performance obligation is met.

i.	Revenue recognition from oncologic healthcare plans

Revenues arising from oncologic healthcare plans include payments from individuals and corporate clients. The Group has seven oncologic healthcare plans. Revenue is recognized over time in which the related plan participants are entitled to healthcare services. All oncologic healthcare plans have a one-year duration and are automatically renewed, unless terminated by either party. The portion of the payment received that relates to unexpired risks at the base date are recognized in the “unearned premiums reserve” in the consolidated statement of financial position. The obligation of the Company is to provide health coverage from the moment the client is diagnosed with cancer, and in turn, the client has the right to receive the treatment according to the conditions and duration of the contract.

ii.	Healthcare services

Revenue from healthcare services is recognized when services are rendered. Healthcare services revenue is recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies used in providing such treatment. Hospitalist revenue is recognized at the time services are provided.

Contracts related to healthcare services include a variable consideration for which the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods and services to the insurance payers. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not

F-77	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

occur when the associated uncertainty with the variable consideration is subsequently resolved. The variable consideration is only related to price concession provided to insurance payers after healthcare services have been provided. The Group uses the expected value method to estimate the variable consideration given the large number of insurance payers that have similar characteristics and based on statistics of historical percentages of the issued credit notes (price concession). The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. For the year ended December 31, 2019, the variable consideration recorded by our healthcare services subsidiaries amounted to S/ 6,471 thousand and is recorded in the Healthcare services revenue line item in the consolidated statement of income and other comprehensive income.

iii.	Sales of medicines

The sales of medicines are recognized when the medicines are delivered and have been accepted by customers. Revenue from the sale of medicines delivered during hospitalization is recognized at the time the medicine is used by the patient. The amount of revenue is recognized at the fair value of the medicines.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies:

Type of service	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition under IFRS 15
Healthcare services

The patient acquires control of the use of the healthcare service with the provision of the service, because the patient receives and consumes the benefits granted by the Group as it provides the service. Invoices are generated at that point in time, as services are rendered, with the exception of patients who have medical insurance, which are issued according to the contractual terms agreed with the insurance companies. Uninvoiced amounts are presented as revenue and trade receivables.

Advances are primarily received from patients who do not have medical insurance for healthcare services such as hospitalization. These advances are recognized in revenue as services are rendered over time.

Generally, invoices are payable within 120 to 150 days for insurance companies and third parties are charged within 30 to 60 days.

Revenue is recognized when services are rendered. Revenue is recognized over time based on the cost of the services, products and supplies utilized in providing such treatment.

The variable consideration is determined using the expected value with statistics of historical percentages for the last 3 years and is updated at the end of each month.

Advances received were included in trade payable.

Healthcare services revenue is recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The selling price is determined based upon the company’s standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with

F-78	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Type of service	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition under IFRS 15

third parties such as commercial insurers.

Revenue from contracts with third-party payers is recognized to the extent that it is highly probable that a significant reversal in the amount of accrued revenue will not occur. Therefore, the amount of the recognized income is adjusted by the expected claims that are estimated based on the historical data of the issued credit notes.

Some contracts permit the insurancers to get discounts for prompt pay, Management works with statistics which are estimated based on historical percentages and this are recognized as a lower value of revenue.

Sale of medicines

Customers acquire control of the medicines, when they are delivered and have been accepted, either as part of the hospitalization or as part of the pharmacy sale.

Invoices are generated at the time the customers receive the medicines and in the case of hospitalization at the time of the medicine is delivered. In general, invoices are payable at the time of issuance and after invoicing, in the case of hospitalized patients.

Revenue is recognized when medicines are delivered and have been accepted by customers at their premises.

Revenue from the sale of medicines delivered during hospitalization is recognized at the estimated net realization amount at the time the medicine is received by the patient.

T.	Cost and expense recognition

The cost of medical services is primarily made up of costs incurred in providing healthcare services, including the cost of medicines, personnel expenses for medical staff, medical consultation fees, surgery fees, depreciation of medical equipment, amortization of software, cost of services provided by third parties, primarily lease payments to third parties for certain of our facilities, service and repair costs at our facilities, custodial and cleaning services and utilities, cost of room services for inpatients, cost of clinical laboratories and technical reserves for healthcare services.

The cost of services provided to insured who are outside the Group’s Clinic Network is recognized as it is incurred. The cost for events incurred but not reported (IBNR) is determined over the total of the pre-authorization of the service letters issued and in force as of December 2019 and 2018 (note 4.M).

Other costs and expenses are recognized on an accrual basis regardless of when they are paid and, if any, in the same period in which the related income is recognized.

F-79	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

U.	Finance income and finance costs

The Group’s finance income and finance costs include:

•	Interest income;

•	Interest expense;

•	The net gain or loss on financial assets at fvtpl;

•	The foreign currency gain or loss on financial assets and financial liabilities; and

•	The reclassification of net gains and losses previously recognized in OCI on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

V.	Foreign currency transactions and balances

Transactions in foreign currency are those transactions carried out in a currency other than the functional currency. Transactions in foreign currency are translated into functional currency at the exchange rates at the dates of the transactions.

The foreign currency gains or losses, resulting from the payment of such transactions and from the translation of monetary assets and liabilities stated in foreign currency at exchange rates ruling at period-end closing, are recognized in the consolidated statement of income and other comprehensive income.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into soles at the exchange rates at the reporting date. The income and expenses related to foreign operations are translated into soles at the average exchange rate for each month of the year. Foreign currency differences are recognized in OCI and presented in the ‘translation reserve,’ except to the extent that the translation difference is allocated to non-controlling interest.

W.	Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

This table lists new currently effective standards that are required to be adopted in annual periods beginning on January 1, 2020 and forthcoming requirements that are required to be applied for annual periods beginning after January 1, 2021 and that are available for early adoption in annual periods beginning on January 1, 2020.

New currently effective requirements and forthcoming requirements

Effective date	New standards or amendments
January 1, 2020	• Amendments to References to Conceptual Framework in IFRS Standards • Definition of a Business (Amendments to IFRS 3) • Definition of Material (Amendments to IAS 1 and IAS 8)

January 1, 2023	• IFRS 17 Insurance contracts

IFRS 17: insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once

F-80	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guaranties and financial instruments with discretionary participation features.

A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which is largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach); and

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is applied retrospectively unless impracticable.

The Group is currently assessing the impacts of the future adoption of this standard.

5.	Cash and Cash Equivalents

As of December 31, this caption comprises the following:

In thousands of soles	2019	2018	2017
Checking accounts (a)	21,475	100,549	13,248
Term deposits (b)	14,109	9,939	18,619
Cash funds	500	383	631

	36,084	110,871	32,498

(a)

As of December 31, 2019, checking accounts are held at local and foreign banks in local and foreign currency amounting to S/ 12,645 thousand and an equivalent of S/ 8,829 thousand respectively (S/37,255 thousand and an equivalent of S/ 63,294 thousand as of December 31, 2018 and S/ 12,545 thousand and an equivalent of S/ 703 thousand as of December 31, 2017).

(b)

As of December 31, 2019, it comprises overnight term deposits in local and foreign currency for S/ 11,964 thousand and COP 2,129,343 thousand (equivalent to S/ 2,145 thousand). These deposits were held in local and foreign financial entities, earned interest at market rates, and matured at the beginning of January 2020 (S/ 6,000 thousand and COP 3,791,485 thousand – equivalent to S/ 3,939 thousand – as of December 31, 2018, with maturity at the beginning of January 2019 and S/ 18,619 thousand as of December 31, 2017, with maturity at the beginning of January 2018).

F-81	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The quality of the financial institutions where the Group deposits its cash has been rated as follows:

•	In accordance with the information provided by Apoyo y Asociados Internacionales S.A.C., an international rating agency (applicable to Peruvian financial entities):

In thousands of soles	2019	2018	2017
Bank deposits and accounts
A+	22,150	38,606	29,316
A	2,462	6,000	2,551

	24,612	44,606	31,867

•	In accordance with the information provided by an international rating agency (applicable to Colombian financial entities):

In thousands of soles	2019	2018	2017
Bank deposits and accounts
AAA	10,831	64,665	—
AA	33	13	—
AA-	108	1,195	—
A	—	9	—

	10,972	65,882	—

6.	Trade Accounts Receivable

As of December 31, this caption comprises the following:

In thousands of soles	Note	2019	2018	2017
Trade accounts receivable		307,322	254,882	84,438
Trade accounts receivable from related parties	32	607	266	170

		307,929	255,148	84,608
Less: Loss for impairment of trade receivables		(22,328)	(17,032)	(14,631)

		285,601	238,116	69,977

The trade accounts receivable have current maturity, do not bear interest and do not have specific guarantees. The trade accounts receivable included the unbilled amount for S/ 28,319 thousand (S/24,888 thousand as December 31, 2018 and S/ 16,938 thousand as of December 31, 2017). These amounts will become billable within the first quarter of the next annual period.

The impairment estimate of trade accounts receivable is included in the “Loss for impairment of trade receivables” item in the consolidated statement of income and other comprehensive income. Amounts charged to results of the impairment period are generally written off when there is no expectation of cash recovery.

F-82	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Disaggregation of trade accounts receivable

This caption comprises the following:

In thousands of soles	2019	2018	2017
Premium earned	10,293	9,494	12,204
Healthcare services	275,308	228,622	57,773

	285,601	238,116	69,977

By primary geographical markets

2019

In thousands of soles	Peru	Colombia	Total
Premium earned	10,293	—	10,293
Healthcare services	96,541	178,767	275,308

	106,834	178,767	285,601

2018

In thousands of soles	Peru	Colombia	Total
Premium earned	9,494	—	9,494
Healthcare services	75,267	153,355	228,622

	84,761	153,355	238,116

2017

In thousands of soles	Peru	Colombia	Total
Premium earned	12,204	—	12,204
Healthcare services	57,773	—	57,773

	69,977	—	69,977

Expected credit loss assessment for customers (ECL)

The Group uses an allowance matrix to measure the ECLs of trade receivables. Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics: geographic region, age of customer relationship and type of product purchased.

The Group’s exposure to credit risk is mainly influenced by the characteristics of corporate and individual clients. The Group has established a credit policy under which the client is analyzed by group if it is individual or corporate to determine its solvency before payment and the terms and conditions of the service are offered. The Group’s evaluation includes external qualifications, information from credit agencies, and considers that the main corporate clients are insurers that are supervised by the banking and insurance regulator.

F-83	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The Group limits its exposure to the credit risk of trade accounts receivable by establishing a maximum payment period of one and three months for individual and corporate clients.

The composition of accounts receivable by geographic region as of December 31, 2019 and 2018 is as follows:

In thousands of soles	Peru	Colombia	Total
Current (not past due)	76,971	73,410	150,381
1 - 90 days past due	29,384	46,848	76,232
91 - 180 days past due	2,474	31,030	33,504
181 - 360 days past due	2,118	21,771	23,889
More than 360 days past due	15,047	8,876	23,923

	125,994	181,935	307,929

In thousands of soles	Peru	Colombia	Total
Current (not past due)	61,391	71,727	133,118
1 - 90 days past due	22,747	30,623	53,370
91 - 180 days past due	2,296	19,980	22,276
181 - 360 days past due	2,565	20,917	23,482
More than 360 days past due	12,513	10,389	22,902

	101,512	153,636	255,148

The following table provides information about the exposure to credit risk and ECLs for trade receivables from corporate customers as of December 31, 2019 and 2018:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.21%	149,885	313
1 - 90 days past due	0.38%	75,519	290
91 - 180 days past due	3.43%	32,593	1,117
181 - 360 days past due	3.93%	22,202	873
More than 360 days past due	73.39%	20,301	14,899

		300,500	17,492

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.20%	131,936	259
1 - 90 days past due	0.26%	52,241	138
91 - 180 days past due	2.79%	20,992	585
181 - 360 days past due	2.53%	21,356	541
More than 360 days past due	52.92%	21,600	11,431

		248,124	12,953

F-84	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2019 and 2018:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	4.14%	495	21
1 - 90 days past due	49.28%	713	351
91 - 180 days past due	70.14%	912	639
181 - 360 days past due	70.25%	1,687	1,185
More than 360 days past due	72.87%	3,622	2,640

	—	7,429	4,836

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	3.31%	1,182	39
1 - 90 days past due	51.80%	1,129	585
91 - 180 days past due	72.96%	1,285	937
181 - 360 days past due	73.62%	2,126	1,566
More than 360 days past due	73.11%	1,302	952

	—	7,024	4,079

Comparative information under IAS 39

An analysis of the credit quality of trade accounts receivable that were neither past due nor impaired and the maturity of past due accounts receivable (impaired and not impaired) from corporate customers as of December 31, 2017, is presented below:

	2017
In thousands of soles	Impaired	Not impaired
Not past due	—	47,689
Past due up to 90 days	—	16,717
Past due for more than 90 days	10,238	1,844
Past due for more than 180 days	1,115	—
Past due for more than 360 days	2,211	—

	13,564	66,250

F-85	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

An analysis of the credit quality of trade accounts receivable that were neither past due nor impaired and the maturity of past due accounts receivable (impaired and not impaired) from individual customers as of December 31, 2017, is presented below:

	2017
In thousands of soles	Impaired	Not impaired
Not past due	—	2,988
Past due up to 90 days	—	718
Past due for more than 90 days	684	21
Past due for more than 180 days	80	—
Past due for more than 360 days	303	—

	1,067	3,727

The annual movement of loss for impairment of trade accounts receivables is the following:

In thousands of soles	2019	2018	2017
Initial balance	17,032	14,631	3,583
Additions	10,808	2,826	11,816
Recovery	(4,821)	—	—
Write-off	(624)	(425)	(768)
Exchange difference	(67)	—	—

Final balance	22,328	17,032	14,631

7.	Other Assets

As of December 31, this caption comprises the following:

In thousands of soles	Note	2019	2018	2017
Tax credit from sales tax (VAT) (a)		32,232	22,205	10,909
Advance payment for purchase of shares (b)		13,548	—	—
Deferred acquisition costs (DAC) (l)	4.M(iii)	7,702	6,184	7,917
Trust fund (c)		6,438	5,751	7,357
Prepaid expenses (d)		4,302	3,653	671
Payments in advance of income tax (e)		5,232	10,340	320
Accounts receivables from credit cards		4,229	4,800	4,473
Claims to third parties (f)		2,020	2,376	1,918
Account receivable from former shareholders (g)		1,568	1,618	—
Guarantees furnished (h)		1,420	1,505	1,572
Taxes receivable		1,313	1,633	1,199
Loans to personnel		972	792	133
Prepayments		1,381	774	936
Accounts receivable from a trust company (i)		—	2,167	—
Account receivables due from fixed assets sold (j)		—	4,912	—
Others (k)		7,649	4,163	2,010

		90,006	72,873	39,415

Current		81,380	63,481	35,627

Non-current		8,626	9,392	3,788

F-86	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(a)	As of December 31, 2019, 2018 and 2017, it includes the tax credit (net) of value added tax (VAT).
(b)

It corresponds to payments in advance for the acquisition of shares in the associate Ciclotron Peru for S/ 792 thousand which represents a 9% addition of the participation and the payment in advance for the acquisition of shares of the minority interest shareholders of the PMLA of S/ 12,756 thousand to acquire 484 shares owned by the non-controlling interest in PMLA, which represent 2.45 % of this group’s share capital (note 33).

(c)

The fund is administered by La Fiduciaria S.A. and was established on June 30, 2016 (with the participation of Scotiabank Perú S.A.A.) by virtue of the contractual obligations of the loan granted by Scotiabank Perú S.A.A. (note 15). The purpose of the funds managed by trust is to consolidate the collection rights of insured and cash flows and guarantee debt payment in the event of default.

On December 26, 2018, an addendum to the original loan agreement was signed establishing that the funds that make up the trust fund come from the following accounts held at Scotiabank Perú S.A.A.: (i) escrow account, which holds the collection from insured members and (ii) reserve account, which holds, as a guarantee, the amount equivalent to the interest of one installment to become due.

As of December 31, 2019, the Group instructed La Fiduciaria S.A., in accordance with the terms of the trust agreement, to open a 91-day term deposit at an effective rate of 2.90% (an effective rate of 3.20% as of December 31, 2018). At maturity, such deposit was renewed for 91 more days.

(d)

It corresponds to insurance paid in advance and annual licenses of software. As of December 31, 2019, it additionally includes S/ 400 thousand, which corresponds to incremental cost of obtaining a contract with a supplier for selling oncological healthcare plans.

(e)	It corresponds to payments in advance of income tax, which will be offset with future income tax in the 2020 fiscal year.
(f)

It includes a receivable for salaries of employees on leave that is to be refunded by the government for S/1,313 thousand for December 31, 2019 (S/ 1,354 thousand and S/ 1,085 thousand for December 31, 2018 and 2017, respectively).

(g)	It corresponds to account receivables from former shareholders for medical liabilities contingencies that were determined in the acquisition of PMLA.
(h)	It corresponds principally to funds under restriction in financial institutions for the compliance with debts.
(i)	It corresponds to accounts receivable from BTG Pactual Sociedad Fiduciaria S.A. for taxes assumed by PMLA. In January 2019, such amount was fully collected.
(j)	It relates to fixed assets (land) sold in Colombia that was collected during 2019.
(k)	It includes accounts receivable from Torre Trecca Project for S/ 4,708 thousand for December 31, 2019 (S/2,047 thousand and S/ 1,868 thousand for December 31, 2018 and 2017, respectively).
(l)	The annual movement of deferred acquisition costs is the following:

In thousands of soles	2019	2018	2017
Balances as of January 1	6,184	7,917	6,629
Additions	14,105	12,360	15,703
Amortization	(12,507)	(14,130)	(14,358)
Other	(80)	37	(57)

Balances as of December 31	7,702	6,184	7,917

F-87	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

8.	Inventories

As of December 31, this caption comprises the following:

In thousands of soles	2019	2018	2017
Medicines	23,315	21,825	9,943
Medical supplies	9,805	7,298	6,762
Supplies and packaging	3,937	2,707	1,208

	37,057	31,830	17,913

In 2019, 2018 and 2017, inventories of S/ 354,248 thousand, S/ 197,318 thousand and S/ 159,148 thousand, respectively, were recognised as an expense during these years and included in cost of sales and services.

As of December 31, 2019, 2018 and 2017, the Group recognized an impairment of inventories for S/ 377 thousand, S/ 318 thousand and S/ 449 thousand, respectively, that presented net in cost of sales and services.

9.	Derivative Financial Instruments

A.	Call spread option agreements with deferred premium

In December 2018, the Group signed two call spread agreements with Banco Citibank N.A. for S/ 181,980 thousand each (US$ 54,000 thousand each). It covered 98% of the syndicated loan with Banco Nacional de México S.A. and Banco Santander S.A. related to the acquisition of PMLA (note 1.C). These instruments cover the exchange fluctuations ranging from S/ 3.383 to S/ 3.733 per US$ 1, as shown below:

In thousands of soles	Reference value		Maturity date	2018
Negotiation:
Call Spread Agreements – Tranch 1	US$	54,000	2023	6,554
Call Spread Agreements – Tranch 2	US$	54,000	2023	6,554

				13,108

Current				510

Non-current				12,598

For the year ended December 31, 2018, the effect of fair value of the derivative financial instrument of the call spread agreements, recognized in ‘finance costs’ in the consolidated statement of income and other comprehensive income for year 2018, was S/ 8,026 thousand (note 25).

On January 3, 2019, the Group changed the conditions of the initial derivative related to notional amount, fixing dates, strike prices and the exchange fluctuations ranging, resulting in new derivatives, which were designated as cash flow hedging instruments to cover the exchange fluctuations ranging from S/ 3.374 to S/ 3.724 per US$ 1 signing an amendment to two call spread agreements with Citibank N.A. with a new notional for US$ 55,000 thousand each. It covered 100% of future capital contributions to the subsidiary Auna Colombia S.A.S. in order to pay the debt resulting from the acquisition of PMLA (note 1.C).

As a result of change, the Group recorded a derivative financial asset measured at FVOCI and call spread premiums payable by S/ 13,830 thousand and S/ 21,537 thousand, respectively, and derecognized the old asset derivative financial measured at FVTPL and call spread premiums payable by S/ 13,108 thousand and

F-88	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

S/ 21,134 thousand, respectively. The net effect recognized in ‘finance costs’ (note 25) in the consolidated statement of income and other comprehensive income for the year 2019 was S/ 319 thousand.

In thousands of soles	Reference value		Maturity date	2019
Derivative assets mandatorily measured at FVOCI
Call Spread Agreements – Tranch 1	US$	55,000	2023	4,385
Call Spread Agreements – Tranch 2	US$	55,000	2023	4,384

				8,769

Current				448

Non-current				8,321

The effect of fair value of the derivative financial instrument of the call spread agreements, net of tax recognized in the consolidated other comprehensive income for the year ended December 31, 2019, was S/ 3,750 thousand.

B.	Swap agreements

In December 2018, the Group signed an interest rate swap agreement with Banco Santander S.A. to cover the interest rate fluctuation related to the debt of Auna Colombia S.A.S. with the same bank. The amount covered was US$ 55,000 thousand and such instrument fixed an interest rate of 5.637%, which is shown below.

On January 2019, the Group signed a new interest rate swap agreement with Citibank N.A. to cover the interest rate fluctuation related to the debt of Auna Colombia S.A.S. with the same bank. The amount covered was US$ 55,000 thousand and such instrument fixed an interest rate of 4.22% the two first years and then 5.08% the last three years.

In June 2019, the Banco Santander S.A. transferred 13.63% of its participation to Citibank N.A., becoming creditor of 50% to 36.37% of the debt of Auna Colombia. Consequently, Auna Colombia signed an interest rate swap agreement with Citibank N.A. for US$ 15,000 thousand.

In thousands of soles	Reference value		Maturity date	Fair value
				2019	2018
Cash flow hedges:
Interest rate swap agreement	US$	55,000	2023	8,482	1,015
Interest rate swap agreement	US$	35,000	2023	3,740	—
Interest rate swap agreement	US$	15,000	2023	3,256	—

				15,478	1,015

Current				3,952	56

Non-current				11,526	959

The effect of fair value of the derivative financial instrument, net of tax, recognized in ‘other comprehensive income’ for the year 2019, was S/ 9,983 thousand (S/ 711 thousand for the year 2018) (note 20.E).

F-89	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

10.	Investments in Associates and Joint Venture

As of December 31, this caption comprises the following:

In thousands of soles	Percentage ownership interest	2019	2018	2017
Associates
Ciclotrón Colombia S.A.S. (a)	32.50	5,507	4,571	—
Ciclotrón Perú S.A.	40.00	1,882	1,426	1,111
Hospital en Casa S.A.	18.17	—	1,247	—
Joint Venture
Pet CT Perú S.A. (b)	50.00	2,518	1,970	1,325

		9,907	9,214	2,436

(a)

It is dedicated to the production and commercialization of radiopharmaceuticals used for diagnostic images of PET (positron emission tomography) and scintigraphy and its fiscal address is Calle 30 N 46—25 Medellín – Colombia.

(b)	It is dedicated to providing medical diagnostic imaging services and cancer treatment, using PET / CT molecular imaging technology.

The Group has recognized the following amounts in the consolidated statement of income and other comprehensive income:

In thousands of soles	2019	2018	2017
Associate
Ciclotrón Colombia S.A.S.	1,434	—	—
Ciclotrón Perú S.A.	456	315	28
Joint Venture
Pet CT Perú S.A.	548	645	416

	2,438	960	444

The interest of the Group in the profit or loss, assets, and liabilities of its associate and joint venture is the following:

In thousands of soles	Assets	Liabilities	Income	Expenses	Interest (%)
As of December 31, 2019
Ciclotrón Perú S.A.	7,216	2,510	5,156	4,014	40.0
Pet CT Perú S.A.	9,534	4,498	15,279	14,183	50.0
Ciclotrón Colombia S.A.S.	19,691	7,918	16,444	12,032	32.5
As of December 31, 2018
Ciclotrón Perú S.A.	4,412	848	4,336	3,544	40.0
Pet CT Perú S.A.	6,705	2,764	12,773	11,483	50.0
Ciclotrón Colombia S.A.S.	18,366	9,536	10,831	7,161	32.5
As of December 31, 2017
Ciclotrón Perú S.A.	3,628	850	3,289	3,220	40.0
Pet CT Perú S.A.	5,611	2,961	10,450	9,617	50.0

F-90	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The annual movement of investments in the associate and joint venture during the year comprises:

In thousands of soles	Note	2019	2018	2017
As of January, 1		9,214	2,436	1,992
Group’s share in profit or loss		2,438	960	444
Balance after the acquisition of subsidiary	1.C	—	5,818	—
Collection of dividends		(330)	—	—
Sale of investments in associates (i)		(1,247)	—	—
Exchange difference		(168)	—	—

As of December, 31		9,907	9,214	2,436

(i)

In December 2019, the Group sold the total participation held in Hospital en Casa S.A. for S/ 328 thousand and recognized in ‘other expenses’ a loss on sale for S/ 919 thousand in the consolidated statement of income and other comprehensive income (Note 24).

11.	Property, Furniture and Equipment

The movement of property, furniture and equipment and the respective accumulated depreciation for the years ended December 31, 2019, 2018 and 2017 is as follows:

In thousands of soles	Note	Land	Buildings and facilities	Medical equipment and others	Vehicles	Furniture and fixture	Works in progress	Total
Cost
Balances as of January 1, 2017		80,110	313,937	143,662	1,245	10,399	—	549,353
Additions		1,255	7,255	11,808	—	409	—	20,727
Reclassifications		—	222	—	—	(222)	—	—
Disposals		—	(1,667)	(4,116)	(84)	(1,125)	—	(6,992)

Balances as of December 31, 2017		81,365	319,747	151,354	1,161	9,461	—	563,088

Balances as of January 1, 2018		81,365	319,747	151,354	1,161	9,461	—	563,088
Additions		20,071	12,319	10,431	—	387	3,327	46,535
Business combination balances		98,730	165,021	37,051	40	2,449	22,745	326,036
Transfers		—	—	(16)	—	16	—	—
Reclassifications		—	—	(5)	—	—	—	(5)
Disposals		—	(127)	(2,920)	—	(204)	—	(3,251)

Balances as of December 31, 2018		200,166	496,960	195,895	1,201	12,109	26,072	932,403

Balances as of January 1, 2019		200,166	496,960	195,895	1,201	12,109	26,072	932,403
Reclassification of assets acquired on finance to right-of-use assets	3.C	(47,922)	(72,873)	(83,871)	—	(616)	—	(205,282)

Balances as of January 1, 2019		152,244	424,087	112,024	1,201	11,493	26,072	727,121
Additions		22,103	7,569	13,810	—	2,083	59,584	105,149
Transfers		—	3,051	—	—	—	(3,051)	—
Reclassifications from right-of-use asset		32,099	9,766	75	—	3	—	41,943
Reclassifications to investment properties		(859)	—	—	—	—	—	(859)
Write-off		(10)	(708)	(1,466)	—	(26)	—	(2,210)
Disposals		—	—	—	(159)	—	—	(159)
Exchange difference		(2,527)	(3,212)	(686)	(1)	(79)	(958)	(7,463)

Balances as of December 31, 2019		203,050	440,553	123,757	1,041	13,474	81,647	863,522

F-91	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

In thousands of soles	Note	Land	Buildings and facilities	Medical equipment and others	Vehicles	Furniture and fixture	Works in progress	Total
Accumulated depreciation
Balances as of January 1, 2017		—	(39,619)	(46,110)	(1,089)	(4,019)	—	(90,837)
Additions		—	(11,518)	(14,694)	(61)	(1,022)	—	(27,295)
Disposals		—	1,103	3,938	84	1,116	—	6,241

Balances as of December 31, 2017		—	(50,034)	(56,866)	(1,066)	(3,925)	—	(111,891)

Balances as of January 1, 2018		—	(50,034)	(56,866)	(1,066)	(3,925)	—	(111,891)
Additions		—	(11,824)	(16,118)	(17)	(991)	—	(28,950)
Transfers		—	—	3	—	(3)	—	—
Reclassifications		—	—	3	—	—	—	3
Disposals		—	57	2,835	—	188	—	3,080

Balances as of December 31, 2018		—	(61,801)	(70,143)	(1,083)	(4,731)	—	(137,758)

Reclassification of assets acquired on finance leases to right-of-use assets	3.C	—	2,266	19,796	—	118	—	22,180
Balances as of January 1, 2019		—	(59,535)	(50,347)	(1,083)	(4,613)	—	(115,578)

Additions			(14,365)	(14,909)	(21)	(1,217)	—	(30,512)
Reclassifications from right-of-use asset		—	(2,215)	—	—	—	—	(2,215)
Write-off		—	—	355	—	6	—	361
Disposals			—	—	159	—	—	159
Exchange difference		—	19	40	1	3	—	63

Balances as of December 31, 2019		—	(76,096)	(64,861)	(944)	(5,821)	—	(147,722)

Net carrying amount:

Balances as of December 31, 2017		81,365	269,713	94,488	95	5,536	—	451,197

Balances as of December 31, 2018		200,166	435,159	125,752	118	7,378	26,072	794,645

Balances as of December 31, 2019		203,050	364,457	58,896	97	7,653	81,647	715,800

(a)

In 2019, the Group acquired medical equipment for S/ 13,810 thousand (S/ 10,431 thousand and S/ 11,808 thousand in 2018 and 2017, respectively) to expand the clinical services and improve and remodel the infrastructure for S/ 3,063 thousand (S/ 4,463 thousand and S/7,255 thousand in 2018 and 2017, respectively).

In 2019, the Group acquired six properties located in Lima, Piura and Arequipa for S/ 26,609 thousand (six properties located in Lima, Arequipa and Chiclayo for S/ 27,927 thousand in 2018 and two properties for S/ 1,255 thousand in 2017, respectively) as part of the expansion strategy of the Group.

(b)

As of December 31, 2019 and 2018, the constructions in progress in Peru correspond to real estate projects related to the expansion of Clínica Delgado and Clínica Oncosalud (Oncocenter), Clinica Vallesur as the construction of a new clinic in the city of Chiclayo and improvements in facilities for new administrative offices, in addition to the construction of real estate projects to build a new clinic through the subsidiary Clínica del Sur in Colombia. The Management estimates that the construction of this clinic will be completed in 2020.

F-92	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(c)	The depreciation recognized in the consolidated statement of income and other comprehensive income comprises:

In thousands of soles	Note	2019	2018	2017
Cost of sales and services	22	25,130	24,766	19,139
Administrative expenses	22	5,382	4,184	8,156

		30,512	28,950	27,295

(d)

As of December 31, 2019 and 2018, the subsidiary PMLA has a property called Torre 3, where Clínica Las Américas operates in, amounting to COP 78,112,859 thousand (equivalent to S/ 81,159 thousand) used as guarantee for 63.29% of its value and subject to two trust agreements signed with Fiduciaria de Occidente to guarantee the payment of bank loans from Bancolombia, Bancoomeva, Banco Popular, Banco de Bogotá and Banco Occidente (note 31).

F-93	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

12.	Intangibles Assets

The movement of intangibles and the corresponding accumulated amortization for the years ended December 31, 2019, 2018 and 2017, is as follows:

In thousands of soles	Note	Goodwill	Trademark	Customer relationships	Software	Public service concessions	Surface rights agreement	Total
Cost
Balances as of January 1, 2017		20,586	—	—	23,636	2,263	3,794	50,279
Additions		—	—	—	5,640	1,802	—	7,442
Disposals		—	—	—	(10)	—	—	(10)

Balances as of December 31, 2017		20,586	—	—	29,266	4,065	3,794	57,711

Balances as of January 1, 2018		20,586	—	—	29,266	4,065	3,794	57,711
Additions		—	—	—	5,193	2,143	—	7,336
Business combination balances	1C	172,801	186,189	13,923	6,442	—	—	379,355
Disposals		—	—	—	(5)	—	—	(5)
Reclassifications		—	—	—	5	—	—	5

Balances as of December 31, 2018		193,387	186,189	13,923	40,901	6,208	3,794	444,402

Reclassification to right-of-use assets		—	—	—	—	—	(3,794)	(3,794)

Balances as of January 1, 2019		193,387	186,189	13,923	40,901	6,208		440,608
Additions		—	—	—	15,481	5,723	—	21,204
Write-off		—	—	—	(21)	—	—	(21)
Exchange difference		(5,321)	(5,735)	(429)	(252)	—	—	(11,737)

Balances as of December 31, 2019		188,066	180,454	13,494	56,109	11,931	—	450,054

Accumulated amortization
Balances as of January 1, 2017		—	—	—	(6,553)	—	(478)	(7,031)
Annual amortization		—	—	—	(2,607)	—	(99)	(2,706)
Disposals		—	—	—	—	—	—	—

Balances as of December 31, 2017		—	—	—	(9,160)	—	(577)	(9,737)

Balances as of January 1, 2018		—	—	—	(9,160)	—	(577)	(9,737)
Annual amortization		—	—	—	(2,995)	—	(91)	(3,086)
Disposals		—	—	—	2	—	—	2
Reclassifications		—	—	—	(3)	—	—	(3)

Balances as of December 31, 2018		—	—	—	(12,156)	—	(668)	(12,824)

Reclassification to right-of-use assets		—	—	—	—	—	668	668

Balances as of January 1, 2019		—	—	—	(12,156)	—	—	(12,156)
Annual amortization		—	—	(1,311)	(4,988)	—	—	(6,299)
Exchange difference		—	—	(3)	(2)	—	—	(5)

Balances as of December 31, 2019		—	—	(1,314)	(17,146)	—	—	(18,460)

Carrying amount:

Balances as of December 31, 2017		20,586	—	—	20,106	4,065	3,217	47,974

Balances as of December 31, 2018		193,387	186,189	13,923	28,745	6,208	3,126	431,578

Balances as of December 31, 2019		188,066	180,454	12,180	38,963	11,931	—	431,594

F-94	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Amortization

The amortization recognized in the consolidated statement of income and other comprehensive income comprises:

In thousands of soles	Note	2019	2018	2017
Cost of sales and services	22	1,333	905	828
Administrative expenses	22	4,966	2,181	1,878

		6,299	3,086	2,706

Software and other intangibles

As of December 31, 2019, 2018 and 2017, it includes the costs related to the installation of software (SAP), Hospital Information System (HIS), a specialized system used at our network of facilities that, among other features, registers our patients’ contact information; manages administrative services, such as hospital admissions and billing; and houses our EMR system and Matrix system (registers our patients).

Surface rights agreement

Corresponds to surface rights agreement signed between Medicser and the Peruvian Red Cross Society, owner of the land, and acquired in 2011. The amortization period is 40 years, according to the term of the lease agreement. As of January 1, 2019, as a result of the application of IFRS 16, the amount was reclassificated to right-of-use asset.

Impairment testing

For the purposes of impairment testing, goodwill has been allocated to the Group’s CGUs as follows:

In thousands of soles	2019	2018	2017
Radioncologia S.A.C. (Radioncologia)	10,237	10,237	10,237
Laboratorio Cantella S.A.C.(Cantella)	4,585	4,585	4,585
R&R Patólogos Asociados S.A.C.(R&R)	23	23	23
Servimédicos S.A.C. (Servimédicos)	3,522	3,522	3,522
Clínica Bellavista S.A.C. (Bellavista)	2,219	2,219	2,219
Promotora Médica Las Américas S.A.	57,793	59,630	—
Instituto de Cancerología S.A.	57,115	58,930	—
Laboratorio Médico Las Américas Ltda.	52,572	54,241	—

Total goodwill	188,066	193,387	20,586

The key assumptions used in the estimation of value in use were as follows:

For companies located in Peru:

In percent	2019	2018	2017
Terminal value growth rate	2.50%	2.50%	3.0%
Discount rate	8.0%	8.53%	9.4%

F-95	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

For companies located in Colombia:

In percent	2019	2018	2017
Terminal value growth rate	3.0%	—	—
Discount rate	8.06%	—	—

•

Terminal value growth rate of 2.5%. The terminal growth rate represents Management’s estimate of the long-term growth of each CGU, taking into account past and future growth and external sources of information.

•	Projected cash flows are based on Management’s operating EBITDA profit projections for a period of five years.

•	The ranges of projected EBITDA as a percentage of revenue by CGUs over the projected period are as follows:

EBITDA as a percentage of revenue
Radioncologia S.A.C. (Radioncologia)	40.7% -40.9%
Laboratorio Cantella S.A.C. (Cantella)	17.5% -22.7%
R&R Patólogos Asociados S.A.C. (R&R)	11.7% -18.0%
Servimédicos S.A.C. (Servimédicos)	11.0% -17.4%
Clínica Bellavista S.A.C. (Bellavista)	(4.4)% -11.2%

•	Projected cash flows include disbursements for capital investments.

•

The discount rates used to calculate the value in use for each Group’s CGU are an estimate that involves a market assessment of the time value of money and the risks inherent in each CGU where cash flows after-tax are generated taking into consideration the Group’s business plans. The nominal after-tax discount rate used for the impairment assessment was 8.14% (post-tax) for the companies located in Peru, according to each Group’s CGU assessed as of December 31, 2019 (8.53% post-tax as of 2018). For our companies located in Colombia (Promotora Médica Las Américas, Instituto de Cancerología and Laboratorio Médico Las Américas), the nominal after-tax discount rate was 8.06%.

•

Projected cash flows include estimates of the revenue increase of each of the healthcare services at each CGU´s (Radioncología, Bellavista, Servimédicos, Cantella, Promotora Médica Las Américas, Instituto de Cancerología and Laboratorio Médico Las Américas), rates and gross margins.

•	The trademark has been allocated to the Group’s CGUs as follows:

In thousands of soles	2019	2018
Promotora Médica Las Américas S.A.	110,353	113,860
Instituto de Cancerología S.A.	62,897	64,896
Laboratorio Médico Las Américas Ltda.	7,204	7,433

Total trademarks	180,454	186,189

•	The customer relationship has been allocated to the Group’s CGUs net of amortization as follows:

In thousands of soles	2019	2018
Promotora Médica Las Américas S.A.	12,180	13,923

Total customer relationship	12,180	13,923

F-96	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

With regard to the assessment of value in use of the CGUs, management performed a sensitivity analysis and considered that no reasonably possible change in any of the above key assumptions would cause the carrying value of the entities to materially exceed its recoverable amount evaluated at the end of each financial reporting year.

The following table shows the amount by which these two assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

	Discount rate			Terminal value growth rate
	2019	2018	2017	2019	2018	2017
Radioncologia S.A.C.	2.79	2.84	7.57	(4.32)	(4.03)	(17.21)
Laboratorio Cantella S.A.C.	29.02	19.95	5.96	Indeter.	(68.53)	(5.08)
R&R Patólogos Asociados S.A.C.	Indet.	47.29	35.95	Indet.	Indet.	Indet.
Servimédicos S.A.C.	0.85	3.29	9.19	(1.15)	(4.52)	(18.89)
Clínica Bellavista S.A.C.	0.41	4.76	1.11	(0.52)	(6.94)	(1.39)
Promotora Médica Las Américas S.A.	0.03	—	—	(0.04)	—	—
Instituto de Cancerología S.A.	0.03	—	—	(0.04)	—	—
Laboratorio Médico Las Américas Ltda.	0.03	—	—	(0.04)	—	—

As of December 31, 2019, 2018 and 2017, no provision for impairment of goodwill has been recorded in the consolidated financial statements.

13. Leases

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the fiscal year ended December 31, 2019:

	Right-of-use assets
In thousands of soles	Lands	Buildings and facilities	Medical equipment and other	Vehicles	Furniture and fixture	Total
Reclassification from property, furniture and equipment on initial application of IFRS 16	47,922	70,607	64,075	—	498	183,102
Reclassification from intangible assets on initial application of IFRS 16	3,126	—	—	—	—	3,126
Recognition of right-of-use assets on initial application of IFRS 16	15,751	17,724	—	—	—	33,475

	66,799	88,331	64,075	—	498	219,703
Additions of right-of-use assets	—	65,738	17,864	281	—	83,883
Transfers to property, furniture and equipment	(32,099)	(7,551)	(75)	—	(3)	(39,728)
Annual depreciation	(546)	(7,806)	(11,539)	(21)	(25)	(19,937)
Write-off	—	—	(97)	—	—	(97)
Exchange difference	(487)	(1,965)	(451)	(2)	(10)	(2,915)

Balance at December 31, 2019	33,667	136,747	69,777	258	460	240,909

F-97	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

i. Lease liabilities

Set out below are the carrying amounts of lease liabilities and the corresponding movements during the fiscal year ended December 31, 2019:

In thousands of soles	Total
Reclassification from finance leases (2018: included in loans and borrowings)	92,828
Recognition of lease liabilities on initial application of IFRS 16	33,475

126,303
Additions	83,883
Interest expense	11,706
Payments	(39,328)
Exchange difference	(3,480)

As at December 31, 2019	179,084

Current	27,799
Non-current	151,285

ii. Impacts for the period

The following are the impacts for the period ended as of December 31, 2019, as a result of initially applying IFRS 16:

In thousands of soles	2019
Statement of income
Depreciation for the period – cost of sales and services (note 22)	15,663
Depreciation for the period – selling expenses (note 22)	74
Depreciation for the period – administrative expenses (note 22)	4,200
Interest expense on lease liabilities (note 25)	11,706

Total amount recognized in profit or loss	31,643

F-98	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

14. Deferred Income Tax

As of December 31, this caption comprises the following:

In thousands of soles	Balances as of January 1	Adjustment on initial application of IFRS 16	Recorded in the profit or loss for the year	Exchange difference	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2019
Tax loss	52,858	—	1,427	(440)	—	53,845	36,113	17,732
Loss for impairment of trade receivables	6,834	—	217	(94)	—	6,957	2,584	4,373
Provision for unpaid vacations and annual performance bonuses	2,501	—	(154)	22	—	2,369	1,771	598
Trade accounts payable	1,772	(1,282)	(271)	79	—	298	298	—
Derivative financial instruments	2,670	—	(2,367)	(84)	6,044	6,263	1,311	4,952
Provisions	91	—	(31)	—	—	60	170	(110)
Intangibles	(60,993)	—	594	1,906	—	(58,493)	—	(58,493)
Investments in associates and others	(2,210)	—	(853)	29	—	(3,034)	—	(3,034)
Loans and borrowings	(1,072)	—	423	7	—	(642)	(478)	(164)
Property, furniture, and equipment	(56,402)	—	(2,598)	1,334	—	(57,666)	(9,190)	(48,476)
Others	(475)	—	1,046	83	—	654	157	497

Net tax	(54,426)	(1,282)	(2,567)	2,842	6,044	(49,389)	32,736	(82,125)

F-99	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Recorded in other comprehensive income	Acquired in business combinations	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2018
Tax loss	37,523	1,279	—	14,056	52,858	39,056	13,802
Trade accounts receivable	1,083	689	—	—	1,772	1,482	290
Provision for unpaid vacations and annual performance bonuses	2,382	119	—	—	2,501	1,996	505
Loss for impairment of trade receivables	4,444	(1,184)	—	3,574	6,834	3,025	3,809
Derivative financial instruments	—	2,367	303	—	2,670	2,367	303
Provisions	212	(121)	—	—	91	403	(312)
Intangibles	—	—	—	(60,993)	(60,993)	—	(60,993)
Investments in associates and others	—	—	—	(2,210)	(2,210)	—	(2,210)
Loans and borrowings	—	(1,050)	—	(22)	(1,072)	(1,050)	(22)
Property, furniture, and equipment	(12,035)	(344)	—	(44,023)	(56,402)	(9,920)	(46,482)
Others	(475)	280	—	(280)	(475)	(1,961)	1,486

Net tax	33,134	2,035	303	(89,898)	(54,426)	35,398	(89,824)

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2017
Tax loss	34,117	3,406	37,523	37,523	—
Trade accounts receivable	789	294	1,083	1,083	—
Provision for unpaid vacations and annual performance bonuses	1,876	506	2,382	1,939	443
Loss for impairment of trade receivables	1,021	3,423	4,444	4,275	169
Provisions	112	100	212	262	(50)
Property, furniture, and equipment	(8,312)	(3,723)	(12,035)	(8,751)	(3,284)
Others	701	(1,176)	(475)	(493)	18

Net tax	30,304	2,830	33,134	35,838	(2,704)

F-100	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

15.	Loans and Borrowings

As of December 31, 2019 and 2018, the terms and conditions of outstanding obligations are the following:

					Outstanding balances
In thousands of soles					2019		2018		2017
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco Davivienda	Bank loan	2019	DTF + 2.5%		—	—	228	226	—	—
			IBR + 4.40%		—	—	256	242	—	—

		2020	DTF + 1,8%		627	607	650	630	—	—
			DTF + 2.25%		1,036	1,008	1,075	1,040	—	—
			IBR + 4.30%		64	64	349	328	—	—

		2021	DTF + 2.90%		1,025	959	1,726	1,556	—	—
			DTF + 3.00%		1,244	1,160	2,025	1,821	—	—
			7.69%		596	559	964	958	—	—
			DTF + 2,96%		160	151	285	260	—	—
			IBR + 3.30%		370	336	—	—	—	—
			IBR + 4.67%		1,330	1,219	2,161	1,887	—	—
			IBR + 4.65%		886	812	1,432	1,250	—	—

Banco de Bogotá	Bank loan	2019	IBR + 5.90%	COP	10,346	6,936	12,258	7,915	—	—
			DTF + 3%		—	—	48	48	—	—
			DTF + 2.23%		—	—	65	64	—	—
			12.24%		—	—	623	621	—	—
		2020	IBR+2.68%		1,042	1,015	—	—	—	—
			IBR+2.8%		1,045	1,011	—	—	—	—
			DTF + 2.22%		64	64	—	—	—	—
			29.03%		21	21	—	—	—	—

F-101	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

					Outstanding balances
In thousands of soles					2019		2018		2017
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco de Occidente	Bank loan	2019	IBR + 3.00%	COP	—	—	6	64	—	—
			IBR + 4.00%		—	—	997	939	—	—
			IBR +2.50%		—	—	1,057	1,040	—	—
			IBR + 4.50%		—	—	233	228	—	—

		2020	IBR + 2.25%		64	63	—	—	—	—
			DTF+2.29%		1,528	1,512	—	—	—	—
			28.3%		24	24	—	—	—	—

		2021	IBR + 4.00%		1,142	1,092	—	—	—	—
		2029	IBR + 5.90%		5,363	3,626	6,335	4,119	—	—
Banco Interamericano de Finanzas	Bank loan	2018	3.75%	S/	—	—	—	—	6,245	6,020

Banco Popular	Bank loan	2023	IBR + 5.90%	COP	1,507	1,286	2,055	1,681	—	—

		2029	IBR + 5.00%		7,359	4,967	8,727	5,651	—	—

Bancolombia	Bank loan	2019	DTF + 2.95%	COP	—	—	535	520
			DTF + 4.97%		—	—	709	708	—	—
			DTF + 2.80%		—	—	2,530	2,500	—	—
			DTF + 2.42%		—	—	241	239	—	—

		2020	IBR + 3.92%		202	201	—	—	—	—
			DTF + 2.85%		252	250	—	—	—	—
			28.92%		2	2	—	—	—	—
			30.29%		7	7	—	—	—	—

		2021	DTF + 4.97%		475	442	718	716	—	—

		2023	IBR + 4.60%		1,890	1,631	2,635	2,168	—	—
			IBR + 4.60%		619	535	866	712	—	—
		2029	IBR + 5.00%		17,253	11,944	20,248	13,515	—	—

Bancoomeva	Bank loan	2019	DTF + 6.00%	COP	—	—	1,076	1,043	—	—

		2024	DTF + 5.00%		207	172	—	—	—	—

		2029	IBR + 5.25%		15,534	10,700	18,386	12,183	—	—
			IBR + 5.25%		2,392	1,647	2,829	1,875	—	—

F-102	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

					Outstanding balances
In thousands of soles					2019		2018		2017
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
		2018	3.55%	S/	—	—	—	—	13,465	13,003
Banco BBVA	Bank loan	2019	3.73%	COP	—	—	9,331	9,005	—	—
		2020	DTF + 4.00%		283	278	—	—	—	—
			DTF + 4.29%		95	94	—	—	—	—
			2.85%		15,145	15,008	—	—	—	—
			2.85%		15,145	15,008	—	—	—	—
		2021	DTF + 3.20%		569	545	1,166	1,014	—	—

Banco de Credito del Perú	Bank loan	2020	2.94%		2,005	2,001	—	—	—	—
			2.94%		3,015	3,002	—	—	—	—
			2.94%		3,007	3,002	—	—	—	—

BD Capital Sociedad Administradora de Fondos de Inversión S.A.C.	Bank loan	2023	8.00%	S/	37,265	30,150	43,156	33,536	—	—

Scotiabank Perú S.A.A.	Bank loan (b)	2019	3.89%	S/	—	—	4,780	4,601	—	—
		2020	2.90%		7,135	7,025	—	—	—	—
			2.90%		8,156	8,029	—	—	—	—
			2.80%		8,150	8,005	—	—	—	—
			2.75%		20,367	20,023	—	—	—	—
			2.80%		7,099	7,004	—	—	—	—
			2.80%		6,028	6,015	—	—	—	—
		2023	8.00%		168,282	133,939	195,165	148,578	191,712	160,848

Banco Nacional de México S.A.	Syndicated loan (a)	2020	LIBOR 3M + 1.30%	US$
		2023	LIBOR 3M + 1.40%		227,076	206,168	210,959	183,518	—	—

Banco Santander S.A.	Syndicated loan (a)	2023	LIBOR 3M + 2.90%	US$	133,910	116,424	222,133	183,562	—	—

Banco Financiero	Finance lease	2022	8.50%	S/	—	—	4,084	3,529	5,224	4,343

F-103	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

					Outstanding balances
In thousands of soles					2019		2018		2017
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco Interamericano de Finanzas	Finance lease	2019	8.25%	S/	—	—	5,102	4,904	10,667	9,864

		2020	7.75%		—	—	4,391	4,079	6,682	5,986
			7.50%		—	—	8,653	8,056	13,167	11,835

		2021	8.35%		—	—	3,991	3,575	7,243	6,136
			7.15%		—	—	4,233	3,855	7,322	6,333

		2022	7.15%		—	—	1,571	3,587	6,736	6,217

		2022	8.35%		—	—	4,023	1,314	5,443	4,670

Banco Santander S.A.	Finance lease	2022	8.15%	S/	—	—	2,791	2,425	3,569	2,989

Banco BBVA Colombia	Finance lease	2019	6.24%	COP	—	—	12	12	—	—

		2020	3.75%		—	—	205	197	—	—
			3.75%		—	—	168	161	—	—
			3.75%		—	—	114	111	—	—
			3.75%		—	—	167	161	—	—

		2021	4.95%		—	—	293	273	—	—
			4.95%		—	—	73	68	—	—
			4.46%		—	—	445	415	—	—

		2022	4.48%		—	—	507	471	—	—
			4.60%		—	—	619	571	—	—
			5.22%		—	—	711	642	—	—
			5.00%		—	—	45	41	—	—
			5.02%		—	—	261	236	—	—
			4.35%		—	—	170	158	—	—

Banco de Bogotá	Finance lease	2029	6.00%	COP	—	—	16,414	11,612	—	—

Banco de Occidente	Finance lease	2020	7.96%	COP	—	—	485	448	—	—

		2029	6.00%		—	—	21,155	14,960	—	—

F-104	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

					Outstanding balances
In thousands of soles					2019		2018		2017
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Bancolombia	Finance lease	2019	12.70%	COP	—	—	3	3	—	—
			10.43%		—	—	7	7	—	—

		2020	DTF + 3.70%		—	—	36	34	—	—

		2021	9.32%		—	—	388	327	—	—
			3.70%		—	—	55	52	—	—

		2022	4.17%		—	—	87	80	—	—
			4.17%		—	—	247	228	—	—
			4.17%		—	—	331	306	—	—
			9.55%		—	—	258	210	—	—

		2023	4.00%		—	—	60	55	—	—
			4.84%		—	—	801	718	—	—

		2029	5.50%		—	—	11,336	8,207	—	—
			3.50%		—	—	677	549	—	—
			3.80%		—	—	192	153	—	—
			4.00%		—	—	108	86	—	—
			4.50%		—	—	241	186	—	—
			4.50%		—	—	177	137	—	—
			3.95%		—	—	585	465	—	—
			3.95%		—	—	251	200	—	—
			4.20%		—	—	211	166	—	—
			3.90%		—	—	1,438	1,147	—	—
			4.30%		—	—	259	203	—	—
			3.70%		—	—	687	554	—	—
			3.70%		—	—	155	125	—	—
			3.70%		—	—	1,891	1,525	—	—
			3.70%		—	—	357	288	—	—
			5.95%		—	—	351	249	—	—
			5.85%		—	—	1,362	959	—	—
			5.85%		—	—	2,011	1,417	—	—

F-105	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

					Outstanding balances
In thousands of soles					2019		2018		2017
Entity	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco Davivienda	Finance lease	2022	10.43%	COP	—	—	115	114	—	—

Leasing Perú	Finance lease	2018	7.00%	US$	—	—	—	—	250	247

Roca	Other financing	2018	6.00%	US$	—	—	—	—	35	35

Scotiabank Perú S.A.A.	Finance lease	2022	6.79%	S/	—	—	3,893	3,355	2,563	2,400
			6.79%		—	—	1,314	1,133	973	910
			5.75%		—	—	1,455	1,373	944	919
			6.79%		—	—	2,734	2,356	2,092	1,959
Total					738,408	637,743	895,774	725,389	284,332	244,714

Current						172,992		108,931	—	71,410

Non-current						464,751		616,458	—	173,304

DTF: Term deposit rate

IBR: Bank reference indicator

F-106	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(a)	Bank loans for the acquisition of PMLA

Banco Nacional de México and Banco Santander

On December 26, 2018, the Group signed a syndicated loan agreement with Banco Nacional de México S.A. (hereinafter, “Citibanamex”) and Banco Santander S.A. (hereinafter, “Santander”) through the subsidiary Auna Colombia for an amount of US$ 110,000 thousand. Each entity granted US$ 55,000 thousand. Such a loan matures in December 2023, comprises quarterly payments from March 2019, and bears interest for the trench of CitiBanamex at a Libor rate of 3 months + 1.30% (first two years) and a Libor rate of 3 months + 1.40% (last three years). For the trench of Santander, it bears interest at a Libor rate of 3 months + 2.90% (first five years).

The loan was used to acquire the shares of PMLA through the subsidiary Auna Colombia S.A.S. (note 1.C). The transaction costs incurred in relation to the loan amounted to US$ 1,346 thousand (equivalent to S/4,595 thousand) and are presented net of debt and amortized using the effective interest rate method.

As of December 31, 2019 and 2018, the loans with Banco Nacional de México S.A. and Banco Santander S.A. are subject to the same qualitative and quantitative covenants. As of December 31, 2018, the Group complies with the qualitative and quantitative terms of the covenants.

Each of these credit agreements contains financial covenants requiring the Group to maintain a debt service ratio equal to or higher than 1.2 and a net debt / EBITDA below 4.75x during the first two years, 4.5x during the third year, 3.5x during the fourth year and 2.5x during the last year. EBITDA for covenants excludes expenses from Trecca and expenses from the acquisition of Colombia. As of December 31, 2019 and 2018, the Group was in compliance with the debt service ratios under the 2018 credit agreements.

Commitments related to the loans for the acquisition of PMLA (note 31)

•	The Group and its shareholders have pledged 51% of the shares of Oncosalud S.A.C. and 99% of the shares of Medicser S.A.C.

•	The Group and its shareholders have pledged the shares of Auna Colombia S.A.S. for a value of US$ 232,657 thousand.

•	The Group mortgaged 16 properties of the subsidiaries for the value of US$ 135,106 thousand.

•	Joint guarantee by Auna Colombia S.A.S, Medicser S.A.C. and Oncocenter Perú S.A.C. for US$ 67,000 thousand.

(b)	Other bank loans with covenants

Scotiabank Perú S.A.A.

On December 26, 2018, the Group signed a new credit agreement with Scotiabank for S/ 185 million, where the terms of the agreement were substantially different from those included in the original credit agreement. Therefore, the first loan and the respective transaction costs as of that date had to be paid and the difference between the carrying amount of the original liability and the consideration paid were recognized in the consolidated statement of income and other comprehensive income. These costs amounting to S/2,526 thousand were recognized in ‘Finance Costs’ (note 25). The new debt, which was initially measured at fair value, comprises quarterly payments from March 2019 and bears interest at an annual rate of 8.00%. The transaction costs related to the new loan amounted to S/ 3,093 thousand and are presented net of debt and amortization using the effective interest rate method.

F-107	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

On December 28, 2018, Scotiabank partially assigned the debt to BD Capital Sociedad Administradora de Fondos de Inversión S.A.C. for an amount of S/ 33,500 thousand, under the same terms of the debt renegotiation.

As of December 31, 2019 and 2018, the loan granted by Scotiabank Perú S.A.A. has qualitative and quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and Subsidiaries. As of December 31, 2019 and 2018, the Group complies with the qualitative and quantitative terms of the following covenants:

•	EBITDA / financial expenses + amortizations: equal to or higher than 1.20

•	net financial debt / EBITDA: equal to or below 4.75 during the first two years, 4.5 during the third, 3.5 during the fourth year and 2.5 during the last year

As of December 31, 2019 and 2018, the Group is in compliance with the covenants above indicated.

Bancolombia

As of December 31, 2019 and 2018, the balance payable to Bancolombia includes short- and medium-term loans granted to PMLA and subsidiaries mainly for working capital and new investments amounting to S/ 3,959 thousand and S/ 17,014 thousand (equivalent to COP 3,810,614 thousand and COP 16,375,795 thousand), respectively. These loans accrued interest at fixed rates, ranging from 7.46% to 9.46%, and at variable rates, ranging from DTF + 2.42% to DTF + 2.80% and IBR + 5.00%. Likewise, medium-term loans have maturities between 2023 and 2029.

Bancoomeva

As of December 31, 2019 and 2018, the balance payable to Bancoomeva includes short- and medium-term loans granted to PMLA for working capital and new investments amounting to S/ 1,039 thousand and S/13,962 thousand (equivalent to COP 1,000,000 thousand and COP 13,437,499 thousand), respectively. These loans accrued interest at variable rates such as DTF + 6.00% and IBR + 5.25%. Likewise, medium-term loans have maturities until 2029.

Banco Davivienda

As of December 31, 2019 and 2018, the balance payable to Banco Davivienda includes short- and medium-term loans granted to PMLA and Subsidiaries for working capital and new investments amounting to S/1,890 thousand and S/ 8,262 thousand (equivalent to COP 1,819,020 thousand and COP 7,952,027 thousand), respectively. These loans accrued interest at fixed rates, ranging from 6.31% to 7.60%, and at variable rates, ranging from DTF + 2.50% to DTF + 3.00% and IBR + 4.30% to IBR + 4.67%. Likewise, medium-term loans have maturities from 2020 to 2021.

Banco de Bogotá

As of December 31, 2019 and 2018, the balance payable to Banco de Bogotá includes short- and medium-term loans granted to PMLA and Subsidiaries for working capital and new investments amounting to S/113 thousand and S/ 8,478 thousand (equivalent to COP 108,297 thousand and COP 8,159,306 thousand), respectively. These loans accrued interest at fixed rates, ranging from 7.77% to 9.35%, and at variable rates such as DTF + 2.22% and IBR + 5.90%. Likewise, medium-term loans have maturities until 2029.

F-108	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Banco de Occidente

As of December 31, 2019 and 2018, the balance payable to Banco de Occidente includes short- and medium-term loans granted to PMLA and Subsidiaries for working capital and new investments for amounts equivalent to S/ 4,317 thousand and S/ 2,038 thousand (equivalent to COP 1,961,857 thousand and COP 4,154,751 thousand), respectively. These loans accrued interest at a fixed rate of 8.64%, and at variable rates, ranging from IBR + 2.50% to IBR + 5.90%. Likewise, medium-term loans have maturities until 2029.

As of December 31, 2019 and 2018, loans with Bancolombia, Bancoomeva, Banco Davivienda, Banco de Bogotá and Banco de Occidente (Colombian banks), require compliance with quantitative and qualitative covenants that are calculated based on PMLA’s separate financial statements, which are in compliance with the quantitative and qualitative terms.

As of December 31, 2019 and 2018, the Group complies with the quantitative and qualitative terms of the following covenants:

•	EBITDA margin: maximum 12.5%

•	Financial liabilities / EBITDA: maximum 13.5

•	EBITDA / financial expense: minimum 1.5

•	Free cash flow / long-term debt service: minimum 1.1

•	Capex investments: maximum COP 9,133 million

•	EBITDA / debt service: minimum 1.1

The main guarantees granted in favor of these Colombian banks are described in note 31.B.

(c)	Other bank loans with no covenants

Banco BBVA Peru

As of December 31, 2019, the balance payable to Banco BBVA Peru comprises a short-term loan that accrued interest at an annual variable rate of DTF+3.20%, which will be paid in 2021 (3.75% as of December 31, 2017, which was repaid in January 2018).

Banco Interamericano de Finanzas

As of December 31, 2017, the balance payable to Banco Interamericano de Finanzas comprises a short-term loan that accrued interest at an annual rate of 3.55%. Such loan was repaid in January 2018.

(d)	Finance leases

Finance lease agreements of Peruvian subsidiaries have been entered into mainly to finance the acquisition of medical equipment and those of the Colombian subsidiaries were mainly to finance the acquisition of land and construction projects of the subsidiary companies of PMLA.

The obligations for finance leases are guaranteed with the property rights related to the asset:

In thousands of soles	Future minimum lease payments		Interest		Present value of minimum lease payments
	2018	2017	2018	2017	2018	2017
Less than one year	27,070	21,598	5,227	4,403	21,843	17,195
From 1 to 3 years	36,233	43,697	6,544	3,290	29,689	40,407
From 3 to 5 years	14,862	7,580	4,006	374	10,856	7,206
More than 5 years	36,591	—	6,151	—	30,440	—

	114,756	72,875	21,928	8,067	92,828	64,808

F-109	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(e)	Reconciliation of movement in liabilities to cash flows arising from financing activities:

In thousands of soles	Financial loan	Lease liabilities (*)	Call spread premiums payable	Interest rate swap contracts used for hedging liabilities	Commissions for derivatives	Account payables to third parties	Trust funds	Share capital / premium	Retained earnings (losses)	Merge reserve	Advance payments	Non- controlling interest	Total
Balances as of December 31, 2018	632,561	92,828	21,134	1,015	—	8,494	(5,751)	622,591	(38,170)	(85,296)	—	15,727	1,265,133
Recognition of lease liabilities on initial application of IFRS 16	—	33,475	—	—	—	—	—	—	3,063	—	—		36,538

Balance as of January 1, 2019	632,561	126,303	21,134	1,015	—	8,494	(5,751)	622,591	(35,107)	(85,296)	—	15,727	1,301,671
Changes in cash flows from financing
Proceeds from capital contribution	—	—	—	—	—	—	—	1	—	—	—	—	1
Proceeds from loans and borrowings	215,901	—	—	—	—	—	—	—	—	—	—	—	215,901
Contribution from non-controlling
Shareholders	—	—	—	—	—	—	—	—	—	—	—		—
Payment for borrowings from financial obligations	(200,899)	—	—	—	—	—	—	—	—	—	—	—	(200,899)
Payment of lease liabilities	—	(39,328)	—	—	—	—	—	—	—	—	—	—	(39,328)
Dividends paid	—	—	—	—	—	—	—	—	(10,000)	—	—	—	(10,000)
Interest paid	(37,359)	—	—	—	—	(472)	—	—	—	—	—	—	(37,831)
Trust funds	—	—	—	—	—	—	(687)	—	—	—	—	—	(687)
Payment of commissions for derivatives	—	—	—	—	(2,474)	—	—	—	—	—	—	—	(2,474)
Payment for other financing of third party	—	—	—	—	—	(3,928)	—	—	—	—	—	—	(3,928)
Payment for call spread premiums	—	—	(5,907)	—	—	—	—	—	—	—	—	—	(5,907)
Payment for settlement of derivatives	—	—	—	(1,566)	—	—	—	—	—	—	—	—	(1,566)
Advance payment for purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	(12,756)	—	(12,756)

Total changes from financing cash flows	(22,357)	(39,328)	(5,907)	(1,566)	(2,474)	(4,400)	(687)	1	(10,000)	—	(12,756)		(99,474)

Effect of changes in foreign exchange rates	(10,156)	(3,480)	(347)	(261)	—	(224)	—	—	—	—	—	—	(14,468)

Changes in fair value	—	—	1,047	14,724	—	—	—	—	—	—	—	—	15,771
Total equity-related other changes	—	—	—	—	—	—	—	—	62,351	—	—	811	63,162

Other changes
Assets acquired through new leases	—	83,883	—	—	—	—	—	—	—	—	—	—	83,883
Cash flow hedges settlement	—	—	—	1,566	—	—	—	—	—	—	—	—	1,566
Commissions for derivatives	—	—	—	—	2,474	—	—	—	—	—	—	—	2,474
Interest expense	37,695	11,706	—	—	—	472	—	—	—	—	—		49,873

Balance as of December 31, 2019	637,743	179,084	15,927	15,478	—	4,342	(6,438)	622,592	17,244	(85,296)	(12,756)	16,538	1,404,458

(*)

Due to first adoption of the IFRS 16 Leases the Company has reclassified the financial leases balances as of January 1, 2019 amounting to S/ 92,828 thousand from “Loans and borrowings” to “Lease liabilities” in the consolidated statement of financial position.

F-110	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

In thousands of soles	Financial loan	Finance lease	Other financing	Call spread premiums payable	Interest rate swap contracts used for hedging liabilities	Account payables to third parties	Trust funds	Share capital / premium	Merge reserve	Retained earnings	Non- controlling interest	Total
Balance as of January 1, 2018	179,871	64,808	35	—	—	10,382	(7,357)	380,477	(85,804)	(58,473)	1,361	485,300
Changes in cash flows from financing
Proceeds from capital contribution	—	—	—	—	—	—	—	242,114	—	—	—	242,114
Proceeds from loans and borrowings	650,276	—	—	—	—	—	—	—	—	—	—	650,276
Contribution from non-controlling
shareholders	—	—	—	—	—	—	—	—	—	—	170	170
Payment for borrowings from financial obligations	(273,135)	(25,571)	(35)	—	—	—	—	—	—	—	—	(298,741)
Dividends paid	—	—	—	—	—	—	—		—	(10,000)	—	(10,000)
Interest paid	(17,004)	(4,300)	—	—	—	(178)	—	—	—	—	—	(21,482)
Trust funds	—	—	—	—	—	—	1,606	—	—	—	—	1,606
Payment for other financing of third party	—	—	—	—	—	(10,382)	—	—	—	—	—	(10,382)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	508	—	(1,454)	(946)

Total changes from financing cash flows	360,137	(29,871)	(35)	—	—	(10,560)	1,606	242,114	508	(10,000)	(1,284)	552,615

Changes arising from obtaining control of subsidiary PMLA	69,135	49,286	—	—	—	8,494	—	—	—	—	15,193	142,108

Changes in fair value	—	—	—	—	1,015	—	—	—	—	—	—	1,015

Total equity-related other changes	—	—	—	—	—	—	—	—	—	30,303	457	30,760

Other changes
Assets acquired through finance lease and other financing	—	2,360	—	—	—	—	—	—	—	—	—	2,360
Refinancing of commercial debt to financial debt	—	1,945	—	—	—	—	—	—	—	—	—	1,945
Acquisition of derivative call spread with premiums financing	—	—	—	21,134	—	—	—	—	—	—	—	21,134
Interest expense	17,117	4,300	—	—	—	178	—	—	—	—	—	21,595
Effect of changes in exchange rates	6,301	—	—	—	—	—	—	—	—	—	—	6,301

Balance as of December 31, 2018	632,561	92,828	—	21,134	1,015	8,494	(5,751)	622,591	(85,296)	(38,170)	15,727	1,265,133

F-111	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

16.	Trade Accounts Payable

As of December 31, the trade accounts payable of the Group are stated in the following currencies:

In thousands of soles	2019	2018	2017
Soles	133,837	118,833	94,012
US dollars	12,659	13,765	6,399
COP	107,703	110,258	—

	254,199	242,856	100,411

The trade accounts payable are mainly related to the acquisition of supplies, materials and services for the Group’s performance. These accounts payable have current maturity and do not bear interest. As of December 31, 2019, 2018 and 2017, they include: i) medical fees payable by the Peruvian and Colombian subsidiaries amounting to S/ 18,368 thousand, S/ 12,226 thousand and S/ 15,237 thousand, respectively, and ii) contract liabilities related to the advance consideration received from patients for healthcare services, for which revenue is recognised over time amounting to S/ 5,526 thousand, S/ 5,858 thousand and S/ 1,794 thousand, respectively. They are stated in soles and COP and have current maturity. They are stated in soles and COP and have current maturity.

17.	Other Accounts Payable

As of December 31, this caption comprises the following:

In thousands of soles	2019	2018	2017
Current:
Compensation and other benefits payable to personnel	34,320	28,797	18,426
Taxes payable	8,597	11,098	4,770
Call spread premiums payable (a)	5,215	5,778	—
Constructions in progress and medical equipment payable	5,744	5,165	1,945
Commissions payable (b)	5,774	3,847	3,007
Account payables to third parties (c)	2,276	4,191	403
Other accounts payable	2,818	3,320	191

	64,744	62,196	28,742

Non-current:
Call spread premiums payable (a)	10,712	15,356	—
Account payables to third parties (c)	2,066	4,303	9,979
Other accounts payable (d)	98	4,364	3,675

	12,876	24,023	13,654

F-112	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(a)	Call spread premiums financing.

As of December 31, 2019 and 2018, the balance corresponds to the liabilities payable of the premiums of the “call spread” agreements (note 9).

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2019
Citibank N.A.	2023	US$	1.90%	2,212	4,545	6,757
Citibank N.A.	2023	US$	1.40%	3,003	6,167	9,170

				5,215	10,712	15,927

In thousands of soles		Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2018
Citibank N.A.	2023	US$	1.90%	3,326	8,842	12,168
Citibank N.A.	2023	US$	1.40%	2,452	6,514	8,966

				5,778	15,356	21,134

(b)	Corresponds to the sales commissions payable for the sales of corporate and individual oncologic healthcare plans.

(c)

As of December 31, 2019 and 2018, corresponds mainly to accounts payable to third parties for outstanding payment for the purchase of shares of PMLA’s subsidiaries for S/ 4,342 thousand and S/ 7,274 thousand, respectively.

As of December 2017, it comprises loans payable amounting to S/ 10,382 thousand with related parties for:

-	the acquisition of a subsidiary Radioncologia amounting to S/ 6,947 thousand with an interest of 8%, it was paid in February 2018; and

-	the construction of one the subsidiaries of Oncosalud, amounting S/ 3,435 thousand with an interest of 10%, it was paid in June 2018.

(d)

As of December 31, 2018 and 2017, non-current portion corresponds to a provision of S/ 4,345 thousand and S/ 3,675 thousand, respectively, for lease agreement payable by virtue of the surface right agreement signed between the Group and Peruvian Red Cross Society due to the variable lease payment with annual increases of 1.5% as from the twenty month.

F-113	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

18.	Provisions

As of December 31, this caption comprises the following:

In thousands of soles	IBNR (i)	Outstanding claims reserve (i)	Other provisions	Total
As of January 1, 2017	1,529	627	794	2,950
Annual provision	741	492	498	1,731
Paid during the year	(1,286)	—	(587)	(1,873)

As of December 31, 2017	984	1,119	705	2,808

As of January 1, 2018	984	1,119	705	2,808
Annual provision	2,118	3	487	2,608
Paid during the year	(1,205)	—	(425)	(1,630)
Business combination balances	—	—	3,269	3,269

As of December 31, 2018	1,897	1,122	4,036	7,055

As of January 1, 2019	1,897	1,122	4,036	7,055
Annual provision	2,028	33	2,436	4,497
Paid during the year	(2,039)	—	(1,409)	(3,448)
Exchange difference	—	—	(84)	(84)

As of December 31, 2019	1,886	1,155	4,979	8,020

(i)

IBNR and outstanding claims reserve are related to insurance contract liabilities and only represent our outstanding third party obligations and do not include amounts related to our customers that are part of the insurance premium program. See note 4.M.

Insurance provisions and expenses

Incurred but not reported (IBNR)

These provisions include the reserve for events incurred but not reported (IBNR) to the consolidated financial statement date (note 4.M.i). As of December 31, 2019, 2018 and 2017, reserves were determined using the Chain Ladder methodology, whereby the key assumptions include the weighted average past claims’ development, which are projected into the future, amounting to S/ 1,518 thousand, S/ 1,835 thousand and S/ 1,152 thousand, respectively.

Outstanding claims reserve

These provisions include unsettled events based on the notices of claims received up to the consolidated financial statement date.

Insurance expenses

The insurance expenses incurred by Oncosalud S.A.C., the insurance subsidiary and presented in its separate financial statements for the years ended December 31, 2019, 2018 and 2017 were considered to perform the liability adequacy test in accordance with IFRS 4 “Insurance Contracts” (note 4.M.ii).

F-114	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The insurance expenses incurred by Oncosalud S.A.C. follow:

In thousands of soles	Cost of sales and services (i)
	2019	2018	2017
Medicines	130,620	121,859	110,431
Room service for inpatiens	24,019	33,183	23,692
Medical consultation fees	23,236	21,485	27,183
Auxiliary services and clinical laboratory	72,881	51,055	41,575
Surgery fees	14,806	10,904	10,864
Technical reserves for healthcare services	2,029	1,911	995

	267,591	240,397	214,740

(i)

These expenses are included in the cost of sales and services in our consolidated statement of income and other comprehensive income after deducting the margin markup. For the years ended December 31, 2019, 2018 and 2017, the margin applied was calculated using the same basis as what we charge third parties for these services and the overall average margin applied in each period was 24%, 19% and 21%, respectively.

Due to the vertical integration of the Group’s companies, part of these insurance expenses incurred by Oncosalud S.A.C. and the corresponding trade and other accounts payable are eliminated with the transactions performed with Oncocenter Peru S.A.C. and the Company’s healthcare services subsidiaries. See note 27.b.i.

The insurance technical reserves presented in Oncosalud S.A.C.’s separate financial statements and also presented in the Group’s consolidated financial statements as of December 31, 2019, 2018 and 2017 such as unearned premium reserve (see note 19), IBNR and outstanding claims reserve have been adequate and sufficient to meet the estimated value of future commitments of insurance contracts.

Other provisions

As of December 31, 2019, comprise mainly the estimate of provision for present obligation amounting to S/3,761 thousand, of PMLA’s provisions from civil and labor and S/ 1,595 thousand from Peruvian subsidiaries. As of December 31, 2018 , comprised mainly the estimate of provision for present obligation amounting to S/3,269 thousand, of PMLA’s provisions from civil and labor and S/ 1,144 thousand, from Peruvian subsidiaries. As of December 31, 2017, comprised the estimate of provision for present obligation from civil and labor from the Peruvian subsidiaries amounting to S/ 875 thousand.

19.	Unearned Premiums Reserve

As of December 31, 2019, the Company maintain a portion of payment received that relates to risks that have not yet expired as of the date of the consolidated statement of financial position for S/ 58,210 thousand (S/ 54,478 thousand and S/ 50,786 thousand at December 31, 2018 and 2017).

20.	Equity

A.	Share capital

As of December 31, 2019, the share capital is represented by 236,545,679 class “A” and 1,000 class “B” ordinary shares with a par value of S/ 1.00 each (236,545,679 and 204,361,619 ordinary shares as of December 31, 2018 and 2017, respectively).

F-115	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

On December 20, 2019, the General Shareholder’s Meeting approved: i) convert the ordinary shares into class “A” (236,545,679 ordinary shares) ii) issue a new class of share denominated class “B” and iii) increase in the capital by S/ 1 thousand equivalent to 1,000 ordinary shares class “B” through cash contributions received from Enfoca and Ventura with a par value of S/ 1.00 per share. On December 20, 2018, through cash contributions received from Enfoca Group of S/ 32,184 thousand, share capital was increased to S/ 236,546 thousand. This amount has been paid and is registered during 2019.

Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, each year that dividends are distributed, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$1 billion in the aggregate in dividends. The excess dividends that the general shareholders’ meeting decides to distribute will be distributed proportionally to the equity interest held by shareholders in both class “A” and class “B” shares.

As of December 31, 2019, 2018 and 2017, the share capital structure is as follows:

Individual shareholding percentage	Number of shareholders	Participation percentage
From 0.01 to 0.74	1	0.74
From 0.75 to 3.01	1	3.01
From 3.02 to 8.60	3	19.06
From 8.61 to 41.84	2	77.19

	7	100.00

B.	Share premium

On December 20, 2018, the General Shareholder’s Meeting approved an increase in the capital by S/ 242,114 thousand through cash contributions received from Enfoca Group distributed as follows: i) S/ 32,184 thousand to share capital and ii) S/ 209,930 thousand to share premium.

C.	Other capital reserves

According to the Companies Act, the Company is required to allocate at least 10% of its annual net income to a legal reserve after deducting accumulated losses. This allocation is required until the reserve equals 20% of paid-in capital. The legal reserve can be used to compensate losses in the absence of nondistributed earnings or nonrestricted reserves and must be restored with future earnings. This reserve may also be capitalized, but it shall be subsequently restored.

As of December 31, 2019, the Group allocated S/ 10,334 thousand to a legal reserve (S/ 5,881 thousand and S/ 5,645 thousand at December 31, 2018 and 2017).

D.	Translation reserve

Translation reserve includes all exchange differences resulting from the translation of the financial statements of foreign operations. As of December 31, 2019 and 2018, the Group recognizes the translation differences of the consolidated financial statements of the subsidiary Auna Colombia in translation reserve of the consolidated statement of income and other comprehensive income.

E.	Hedging reserve

Hedging reserve includes the effective portion of the accumulated net change in the fair value of the hedging instruments used in cash flow hedges with subsequent recognition in profit or loss. This reserve is recognized net of deferred income tax.

F-116	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

F.	Merger reserve

Merger reserve represents the difference between the nominal value of the 89,599,965 shares issued with a par value of S/1.00 each in exchange for the nominal value of 4,590,656 shares of the subsidiary Oncosalud S.A.C. acquired under common control with a par value of S/1.00 each.

G.	Dividends

The dividends distributed to the shareholders other than entities domiciled in Peru are subject to an income tax of 5.0% in 2019 and 2018 to be paid by the shareholders. Such a tax is withheld and liquidated by the Group.

The Annual General Shareholders’ Meeting, held on April 30, 2019, approved the distribution of dividends for S/ 10,000 thousand (S/ 1 per common share).

The Annual General Shareholders’ Meeting, held on April 30, 2018, approved the distribution of dividends for S/7,256 thousand (S/ 1 per common share).

The Annual General Shareholders’ Meeting, held on May 25, 2018, approved the payment of dividends for S/2,744 thousand (S/ 1 per common share).

H.	Non-controlling interests

The following table summarizes the information related to each of the Group´s subsidiaries that has material NCI, before any intra-group eliminations.

December 31, 2019 In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Total
NCI percentage	11.77%	5.83%	2.68%

Net assets	7,579	1,750	579,995	589,324

Net assets attributable to NCI	892	102	15,544	16,538
Profit (loss)	4,468	(999)	26,858	30,327

OCI	—	—	(14,072)	(14,072)

Total comprehensive income	4,468	(999)	12,786	16,255

Profit allocated to NCI	526	(58)	720	1,188

OCI allocated to NCI	—	—	(377)	(377)

Total comprehensive income allocated to NCI	526	(58)	343	811

December 31, 2018 In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Total
NCI percentage	11.77%	5.83%	2.68%

Net assets	3,107	2,745	566,888	572,740

Net assets attributable to NCI	366	160	15,201	15,727
Profit (loss)	4,363	(1,123)	304	3,544

Total comprehensive income	4,363	(1,123)	304	3,544

Profit (loss) allocated to NCI	514	(65)	8	457

F-117	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

December 31 2017 In thousands of soles	Clínica Vallesur	Clínica Miraflores	Total
NCI percentage	18.67%	16.32%

Net assets	1,711	6,383	8,094

Net assets attributable to NCI	319	1,042	1,361
Loss	(3,592)	(4,384)	(7,976)

Total comprehensive income	(3,592)	(4,384)	(7,976)

Loss allocated to NCI	(670)	(748)	(1,418)

In December 2017, the Group acquired an additional 10.49% interest in Clínica Miraflores S.A., increasing its ownership from 83.68% to 94.17%. A cash consideration of S/ 2,041 thousand was paid to the non-controlling shareholders. The carrying amount of non controlling interest acquired on the date of the acquisition was S/ 1,246 thousand.

In June and July 2018, the Group acquired an additional 6.9% interest in Clínica Vallesur S.A.C., increasing its ownership from 81.33% to 88.23%. A cash consideration of S/ 946 thousand was paid to the non-controlling shareholders. The carrying amount of non controlling interest acquired on the date of the acquisition was S/ 1,454 thousand.

In March 2018, the non-controlling shareholders of Clínica Vallesur S.A.C. acquired 2,209 ordinary shares of this entity for a cash consideration of S/ 170 thousand.

21.	Revenue

A.	Revenue streams

The Group generates revenue primarily from the sale of oncologic healthcare plans and healthcare services to its customers.

This caption comprises the following:

In thousands of soles	2019	2018	2017
Revenue from contracts with customers
Healthcare services (i)	658,699	229,368	194,544
Sale of medicines	201,348	164,039	122,610
Loyalty program	182	204	200

Total revenue from contracts with customers	860,229	393,611	317,354

Premiums earned	522,337	467,616	405,450

Total revenue	1,382,566	861,227	722,804

In thousands of soles	2019	2018	2017
Timing of revenue recognition
Products transferred at a point in time	201,359	164,039	122,610
Products and services transferred over time	658,870	229,572	194,744

Total revenue from contracts with customers	860,229	393,611	317,354

F-118	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(i)	The amounts reported in Healthcare services revenue line item do not include revenue recognized for customers that are part of the Company’s insurance premium program.

B.	Disaggregation of revenue from contracts with customers

This caption comprises the following:

	Reportable segments		Total
In thousands of soles	Oncosalud Peru	Healthcare services
For the year ended December 31, 2019
Primary geographical markets
Peru	578,167	394,961	973,128
Colombia	—	409,438	409,438

For the year ended December 31, 2018
Primary geographical markets
Peru	517,470	338,989	856,459
Colombia	—	4,768	4,768

For the year ended December 31, 2017
Primary geographical markets
Peru	448,480	274,324	722,804

C.	Contract balances

The following table provides information about receivables from contracts with customers.

In thousands of soles	Note	2019	2018	2017
Receivables, which are included in “trade accounts receivable”	6	285,601	238,116	69,977
Contract liabilities, which are included in “trade accounts payable”	16	(5,526)	(5,858)	(1,794)

The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. As of December 31, 2019 and 2018, included the trade accounts receivable from PMLA (note 1.C).

The contract liabilities primarily relate to the advance consideration received from patients for healthcare services, for which revenue is recognized over time.

F-119	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

22.	Cost of Sales and Services, Selling Expenses and Administrative Expenses

This caption comprises the following:

In thousands of soles	Cost of sales and services			Selling expenses			Administrative expenses			Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Medicines	354,248	197,318	159,148	—	—	—	—	—	—	354,248	197,318	159,148
Auxiliary services and clinical laboratory	16,379	15,071	16,702	—	—	—	—	—	—	16,379	15,071	16,702
Room service for inpatients	19,316	18,958	14,193	—	—	—	—	—	—	19,316	18,958	14,193
Surgery fees	60,521	37,847	33,926	—	—	—	—	—	—	60,521	37,847	33,926
Medical consultation fees	73,615	52,962	44,588	—	—	—	—	—	—	73,615	52,962	44,588
Technical reserves for healthcare services	2,028	1,911	995	—	—	—	—	—	—	2,028	1,911	995
Personnel expenses (a)	238,343	123,490	110,356	46,698	39,714	32,079	115,257	70,608	64,956	400,298	233,812	207,391
Services provided by third parties (b)	32,034	22,304	19,857	79,790	76,682	65,664	85,831	65,927	44,843	197,655	164,913	130,364
Depreciation (notes 11 and 13)	40,793	24,766	19,139	74	—	—	9,582	4,184	8,156	50,449	28,950	27,295
Amortization (note 12)	1,333	905	828	—	—	—	4,966	2,181	1,878	6,299	3,086	2,706
Other management charges	5,535	1,187	1,259	5,950	4,331	5,119	16,143	8,000	6,586	27,628	13,518	12,964
Tax expenses	374	1,070	1,226	32	11	20	4,685	3,542	3,018	5,091	4,623	4,264

	844,519	497,789	422,217	132,544	120,738	102,882	236,464	154,442	129,437	1,213,527	772,969	654,536

(a)	Personnel expenses comprise the following:

In thousands of soles	2019	2018	2017
Remunerations	253,589	145,002	126,928
Legal bonuses	32,426	23,740	20,712
Health insurance for employees	40,615	20,510	17,132
Bonuses	10,970	6,697	7,840
Severance payment	22,231	14,155	12,045
Vacations	19,936	12,083	11,835
Employees’ profit sharing	4,724	3,413	2,781
Board of Directors’ remuneration	3,185	1,498	1,184
Compensation to personnel	1,896	1,640	2,028
Training	1,735	1,077	1,079
Other benefits	8,991	3,997	3,827

	400,298	233,812	207,391

F-120	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(b)	Services provided by third parties include the following:

In thousands of soles	2019	2018	2017
Sales commission (i)	51,205	48,204	42,437
Advisory and consulting fees	31,110	32,901	11,064
Leases	12,659	12,496	14,530
Credit card commission	15,782	13,581	10,876
Service and repair	25,609	11,575	9,036
Custodial and cleaning services	12,522	9,587	9,559
Advertisement	12,111	9,447	7,442
Utilities	14,095	8,733	8,722
Hosting	4,739	4,959	5,335
Collection expenses	1,317	1,029	909
Travel and entertainment expenses	1,765	651	553
Others	14,741	11,750	9,901

	197,655	164,913	130,364

(i)

For the years ended December 31, 2019, 2018 and 2017, Sales commission recognized in selling expenses includes amortization of deferred acquisitions costs for S/ 12,507 thousand, S/ 14,130 thousand and S/ 14,358 thousand, respectively (note 7.1).

23.	Other Income

This caption comprises the following:

In thousands of soles	2019	2018	2017
Income for parking (a)	2,381	2,749	1,999
Indemnization for claims	—	690	—
Investment property rentals	1,330	—	—
Increase in fair value of investment property	75	—	—
Tax recoveries	107	549	—
Others	1,635	1,345	581

	5,528	5,333	2,580

(a)	Corresponds to the administration, parking, and valet parking services provided by the clinics. Income for parking is recognized once the service has been rendered.

24.	Other Expenses

In thousands of soles	2019
Change in fair value of assets held for sale	527
Loss on sale of investments in associates	919

1,446

F-121	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

25.	Finance Costs

This caption comprises the following:

In thousands of soles	Note	2019	2018	2017
Financial liabilities measured at amortized cost – interest expense		38,167	17,117	18,442
Interest from leases liabilities (2018: Interest from finance liabilities)		11,706	4,300	4,916
Financial assets at FVTPL – net change in fair value: Derivative assets mandatorily measured at FVTPL	9, 17.a	(319)	8,026	—
Commissions for derivatives		2,474	—	—
Exchange difference		772	7,260	—
Cash flow hedges – reclassified from OCI		617	—	—
Cash flow hedges settlement		1,566	—	—
Financial debt prepayment penalty		—	—	118
Others		1,070	1,473	1,308

		56,053	38,176	24,784

26.	Earnings per Share

The net earnings per ordinary share were determined based on the net income attributable to shareholders of the Group and weighted-average number of class A shares outstanding as follows:

In thousands of soles	2019	2018	2017
Net profit for the year attributable to owners of the Company	72,685	36,184	22,069
Number of shares	236,546,679	236,545,679	204,361,619
Weighted average number of ordinary shares at December 31.	236,545,709	205,331,550	204,361,619

Basic and diluted earnings per share	0.31	0.18	0.11

The earnings per share calculated include only class “A” shares because the net profit for the year ended December 31, 2019 does not exceed the limit of US$1 billion to distribute dividends to class “B” shares (note 20.A).

The Group has no dilutive potential ordinary shares as of December 31, 2019, 2018 and 2017.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

27.	Operating Segments

A.	Basis for segmentation

The Group has determined three reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

F-122	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.

Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.

Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

In thousands of soles	Reportable segments				Holding and eliminations	Total
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Total reportable segments
2019
External revenues	578,167	394,961	409,438	1,382,566	—	1,382,566
Inter-segment revenue (i)	13,755	74,910	—	88,665	(88,665)	—

Segment revenue	591,922	469,871	409,438	1,471,231	(88,665)	1,382,566

External cost of service	(199,112)	(344,701)	(297,963)	(841,776)	(2,743)	(844,519)
Inter-segment cost of service (i)	(75,167)	(13,248)	—	(88,415)	88,415	—

Segment cost of service	(274,279)	(357,949)	(297,963)	(930,191)	85,672	(844,519)

Gross profit	317,643	111,922	111,475	541,040	(2,993)	538,047

External selling expenses	(119,067)	(8,678)	(3,270)	(131,015)	(1,529)	(132,544)

Segment selling expenses	(119,067)	(8,678)	(3,270)	(131,015)	(1,529)	(132,544)

External administrative expenses	(48,086)	(45,310)	(63,521)	(156,917)	559	(156,358)
Inter-segment administrative expenses	(408)	(1,216)	—	(1,624)	1,624	—
Corporate expenses	(43,695)	(35,684)	—	(79,379)	(727)	(80,106)

Segment administrative expenses	(92,189)	(82,210)	(63,521)	(237,920)	1,456	(236,464)

Impairment losses on trade receivables	(930)	(1,999)	(2,956)	(5,885)	(102)	(5,987)

Other expenses	—	—	(1,446)	(1,446)	—	(1,446)

Other income	405	2,627	2,169	5,201	327	5,528
Inter-segment other income	924	682	—	1,606	(1,606)	—

Other income	1,329	3,309	2,169	6,807	(1,279)	5,528

Segment operating profit (loss)	106,786	22,344	42,451	171,581	(4,447)	167,134

Share of profit of equity accounted investees, net of taxes	1,004	—	1,434	2,438	—	2,438

Exchange difference, net	1,670	214	(2,813)	(929)	157	(772)
Interest expense, net	(12,425)	(7,499)	(29,627)	(49,551)	(4,198)	(53,749)

F-123	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

In thousands of soles	Reportable segments				Holding and eliminations	Total
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Total reportable segments
Segment profit (loss) before tax	97,035	15,059	11,445	123,539	(8,488)	115,051

Other disclosures						—
Depreciation and amortization	(13,733)	(21,516)	(14,480)	(49,729)	(7,019)	(56,748)
Capital expenditure	(109,712)	(38,934)	(32,047)	(180,693)	(29,543)	(210,236)

Segment assets	1,119,818	547,834	940,381	2,608,033	(716,736)	1,891,297

Segment liabilities	548,803	235,236	653,032	1,437,071	(124,592)	1,312,479

2018
External revenues	517,470	338,989	4,768	861,227	—	861,227
Inter-segment revenue (i)	13,117	66,283	—	79,400	(79,400)	—

Segment revenue	530,587	405,272	4,768	940,627	(79,400)	861,227

External cost of service	(192,361)	(296,679)	(3,507)	(492,547)	(5,242)	(497,789)
Inter-segment cost of service (i)	(66,270)	(16,841)	—	(83,111)	83,111	—

Segment cost of service	(258,631)	(313,520)	(3,507)	(575,658)	77,869	(497,789)

Gross profit	271,956	91,752	1,261	364,969	(1,531)	363,438

External selling expenses	(113,908)	(8,509)	(33)	(122,450)	1,712	(120,738)

Segment selling expenses	(113,908)	(8,509)	(33)	(122,450)	1,712	(120,738)

External administrative expenses	(45,155)	(41,851)	(1,954)	(88,960)	785	(88,175)
Inter-segment administrative expenses	(360)	(1,018)	—	(1,378)	1,378	—
Corporate expenses	(39,614)	(26,231)	—	(65,845)	(422)	(66,267)

Segment administrative expenses	(85,129)	(69,100)	(1,954)	(156,183)	1,741	(154,442)

Impairment losses on trade receivables	(585)	(1,960)	(281)	(2,826)	—	(2,826)

Other income	1,080	3,820	406	5,306	27	5,333
Inter-segment other Income	4,968	379	—	5,347	(5,347)	—

Other income	6,048	4,199	406	10,653	(5,320)	5,333

Segment operating profit (loss)	78,382	16,382	(601)	94,163	(3,398)	90,765

Share of profit of equity accounted investees, net of taxes	960	—	—	960	—	960

Exchange difference, net	(167)	(628)	(6,387)	(7,182)	(80)	(7,262)
Interest expense, net	(18,947)	(3,821)	(385)	(23,153)	(7,131)	(30,284)

Segment profit (loss) before tax	60,228	11,933	(7,373)	64,788	(10,609)	54,179

Other disclosures
Depreciation and amortization	(11,643)	(15,518)	(139)	(27,300)	(4,736)	(32,036)
Capital expenditure	25,028	23,884	—	48,912	4,959	53,871

Segment assets	955,425	377,640	965,006	2,298,071	(557,900)	1,740,171

Segment liabilities	437,687	154,288	715,871	1,307,846	(101,010)	1,206,836

F-124	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Total reportable segments	Holding and eliminations	Total
2017
External revenues	448,480	274,324	722,804	—	722,804
Inter-segment revenue (i)	8,321	53,316	61,637	(61,637)	—

Segment revenue	456,801	327,640	784,441	(61,637)	722,804

External cost of service	(168,588)	(252,699)	(421,287)	(930)	(422,217)
Inter-segment cost of service (i)	(53,416)	(12,162)	(65,578)	65,578	—

Segment cost of service	(222,004)	(264,861)	(486,865)	64,648	(422,217)

Gross profit	234,797	62,779	297,576	3,011	300,587

External selling expenses	(97,622)	(6,858)	(104,480)	1,598	(102,882)

Segment selling expenses	(97,622)	(6,858)	(104,480)	1,598	(102,882)

External administrative expenses	(29,276)	(36,093)	(65,369)	(4,046)	(69,415)
Inter-segment administrative expenses	(388)	(917)	(1,305)	1,305	—
Corporate expenses	(36,174)	(23,437)	(59,611)	(411)	(60,022)

Segment administrative expenses	(65,838)	(60,447)	(126,285)	(3,152)	(129,437)

Impairment losses on trade receivables	(578)	(11,238)	(11,816)	—	(11,816)

Other Income	249	2,385	2,634	(54)	2,580
Inter-segment other income	4,941	546	5,487	(5,487)	—

Other Income	5,190	2,931	8,121	(5,541)	2,580

Segment operating profit (loss)	75,949	(12,833)	63,116	(4,084)	59,032

Share of profit of equity accounted investees, net of taxes	444	—	444	—	444

Exchange difference, net	456	120	576	(13)	563
Interest expense, net	(20,565)	(7,636)	(28,201)	3,906	(24,295)

Segment profit (loss) before tax	56,284	(20,349)	35,935	(191)	35,744

Other disclosures
Depreciation and amortization	(11,513)	(14,832)	(26,345)	(3,656)	(30,001)
Capital expenditure	8,891	11,559	20,450	7,719	28,169

Segment assets	558,743	429,535	988,278	(291,030)	697,248

Segment liabilities	395,749	135,516	531,265	(87,446)	443,819

(i)

Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Perú S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Perú S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues

F-125	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Perú S.A.C. remains.

C.	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the company’s country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

In thousands of soles	2019	2018	2017
Revenue:
Peru	973,128	856,459	722,804
Colombia	409,438	4,768	—

	1,382,566	861,227	722,804

In thousands of soles	2019	2018	2017
Non-current assets (*):
Peru	698,189	526,394	505,395
Colombia	710,103	719,002	—

	1,408,292	1,245,396	505,395

(*)	Non-current assets exclude deferred tax assets and derivatives

D.	Major customer

None of the revenue derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total revenue of the Group at December 31, 2019, 2018 and 2017.

28.	Tax Matters

Tax regime applicable to income tax

A.

Income tax is determined on a separate basis; it is not consolidated. According to Peruvian and Colombian current legal legislation, the income tax is paid based on the statutory financial statements and tax losses, additions, and deductions established.

Tax rates

B.	The Group is subject to Peruvian and Colombian Tax Regime as of December 31, 2019, 2018 and 2017.

The current income tax rates are 29.5% in Peru and 33% in Colombia, calculated based on the taxable income. The income tax rate applicable to Colombian legal entities will be 32% for year 2020, 31% for year 2021, and 30% for year 2022 onwards. As a consequence, deferred tax assets and liabilities on temporary differences that are expected to reverse during those years have been measured at such corresponding rates.

F-126	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

For years 2019, 2018 and 2017, the income tax rate for distribution of dividends and any other form of profit distribution applicable to Peruvian nondomiciled legal entities and individuals is 5%.

On 28 December 2018, Colombia enacted tax reform (Law 1943—Tax Reform). The Tax Reform increased from January 1, 2019 the dividend tax on distributions to foreign nonresident entities and individuals from 5% to 7.5%. In addition, the Tax Reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders (nonresident shareholders (entities or individuals) or to Colombian individual residents). The dividend tax on local distributions does not apply if the Colombian companies are part of a registered economic group, or the distribution is to a Colombian entity qualifying for the new Colombian holding company (CHC) regime.

Dividend distribution or any other type of dividend distribution corresponds to retained earnings or other concepts generating taxable dividends.

Income tax determination

C.

The Group computed its taxable income for the years ended December 31, 2019, 2018 and 2017, and determined current income tax for S/ 38,611 thousand, S/ 19,573 thousand and S/ 17,923 thousand, respectively.

Income tax expense comprises:

In thousands of soles	Note	2019	2018	2017
Current		38,611	19,573	17,923
Deferred	14	2,567	(2,035)	(2,830)

Income tax		41,178	17,538	15,093

Reconciliation of the income tax effective rate to the tax rate is presented as follows:

In thousands of soles	2019		2018		2017
Profit before income tax	115,051	100.00%	54,179	100.00%	35,744	100%

Calculated theorical tax (a)	33,940	29.50%	15,982	29.50%	10,545	29.50%

Effect of tax rates of a subsidiary abroad	285	0.25%	(282)	(0.52%)
Non deductible expenses	7,108	6.18%	1,686	3.11%	2,511	7.02%
Tax losses for which deferred tax asset was not recognized	577	0.50%	170	0.32%	568	1.59%
Recognition of previously unrecognized tax losses	(3,319)	(2.88%)	—	—	(765)	(2.14%)
Changes in estimates related to prior years	2,587	2.25%	(18)	(0.04%)	2,234	6.25%

Income tax	41,178	35.80%	17,538	32.37%	15,093	42.22%

Tax losses carried forward

D.

The Group has recognized a deferred income tax asset related to the tax-loss carryforward of those companies where it is more likely than not that the tax-loss carryforward can be used to compensate future taxable net income.

F-127	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

As of December 31, 2019, the Group recognized deferred tax assets net for S/ 53,845 thousand (S/ 52,858 thousand and S/ 37,523 thousand as of December 31, 2018 and 2017, respectively) related to tax losses carried forward of the Group.

Deferred tax assets recognized for tax losses expire as follows:

In thousands of soles	2019	Expiry date	2018	Expiry date	2017	Expiry date
Expire	2,045	2020-2022	3,218	2019-2022	6,545	2018-2021
Never expire	51,800	—	49,640	—	30,978	—

Income tax	53,845	—	52,858	—	37,523	—

According to the Income Tax Act, as amended, the entities established in Peru can choose one of the following two methods to carry forward their tax losses:

(i) The tax loss may be offset with future income until it is extinguished, applying said loss up to 50 percent of the taxable income per year, or

(ii) The tax loss may be used until four years after it has been generated.

Unrecognized deferred tax assets

E.

Deferred tax assets have not been recognized in respect of the following item, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom. These tax losses never expire.

	2019		2018		2017
In thousands of soles	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	15,775	4,654	13,819	4,077	13,243	3,907

	15,775	4,654	13,819	4,077	13,243	3,907

Temporary tax on net assets

F.

The Group is subject to the Temporary Tax on Net Assets (ITAN, from its Spanish acronym). The taxable base is the prior period adjusted net asset value less depreciation and amortization, admitted by the Income Tax Law. The ITAN rate is 0.4% for 2019 and 2018 applied to the amount of net assets that exceed S/ 1,000,000. It may be paid in cash or in nine consecutive monthly installments. The amount paid may be used as a credit against payments of the general income tax regime for taxable periods from March to December of the fiscal period for which the tax was paid until maturity. As of December 31, 2019 the Group recognized S/ 1,997 thousand in Other assets (S/ 1,656 thousand as of December 31, 2018). See note 7.

Transfer pricing

G.

For the purpose of determining the Income Tax, the transfer prices of transactions with related parties and with companies domiciled in countries or territories that are noncooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the

F-128	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

basis of the analysis of the operations of the Group’s Subsidiaries, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of the Subsidiaries domiciled in Peru will not arise as of December 31, 2019, 2018 and 2017.

Review of tax administration

H.

The Peruvian and Colombian Tax Authorities are entitled to audit and, if applicable, to correct the income tax calculated by the Group within the four years following the year of the tax return filing. The Group’s income and sales tax returns for the years 2015 through 2019 are open for review by the Peruvian and Colombian tax authority.

Value Added Tax (VAT)

I.	For Peruvian and Colombian companies, the value added tax (VAT) is 18% and 19% respectively.

Uncertainty over income tax treatments

J.	The Group believes that its accrual for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

F-129	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

29.	Group Structure

The following table shows the companies that are part of the Group as of December 31, 2019, 2018 and 2017. All subsidiaries have been included in the consolidation:

In thousands of soles	Percentage of common shares held by the head office (%)	Percentage of common shares held by the Group (%)			Percentage of common shares held by the non-controlling interest
		2019	2018	2017	2019	2018	2017
Operating companies
Oncosalud S.A.C. (a)	—	99.99	99.99	99.99	—	0.01	0.01
Oncocenter Perú S.A.C. (b)	—	99.99	99.99	99.99	—	0.01	0.01
Servimédicos S.A.C. (b)	—	99.99	99.99	99.99	—	0.01	0.01
Clínica Bellavista S.A.C. (b)	—	99.99	99.99	99.99	—	0.01	0.01
Laboratorio Clínica Inmunológico Cantella S.A.C. (b)	—	99.99	99.99	99.99	—	0.01	0.01
Clínica Miraflores S.A. (b)	—	94.17	94.17	83.68	5.83	5.83	16.32
R&R Patólogos Asociados S.A.C. (b)	—	99.80	99.80	99.80	0.20	0.20	0.20
Clínica Vallesur S.A. (b)	—	88.23	88.23	81.33	11.77	11.77	18.67
GSP Trujillo S.A.C. (Clínica Camino Real) (b)	—	99.99	99.99	99.99	0.01	0.01	0.01
Medicser S.A.C. (Clínica Delgado) (b)	—	99.99	99.99	99.99	0.01	0.01	0.01
Operating companies abroad
Promotora Médica Las Américas S.A. (b)	—	97.32	97.32	—	2.68	2.68	—
Laboratorio Médico Las Américas Ltda. (b).	—	100.00	100.00	—	—	—	—
Instituto de Cancerología S.A. (a)	—	100.00	100.00	—	—	—	—
Patología Las Américas S.A.S. (b)	—	100.00	100.00	—	—	—	—
Salud Oral Especializada S.A. (b)	—	100.00	100.00	—	—	—	—
Clínica del Sur S.A.S. (b)	—	100.00	100.00	—	—	—	—
Las Américas Farma Store S.A.S. (f)	—	100.00	100.00	—	—	—	—
Pre-operating companies
Consorcio Trecca S.A.C. (b)	89.40	99.99	99.99	99.99	0.01	0.01	0.01

Non-operating companies
Inversiones Mercurio S.A.C. (b)	—	94.15	94.15	83.67	5.83	5.83	5.83
Holdings:
Auna Colombia S.A.S. (c)	—	100.00	100.00		—	—	—
GSP Holding S.A.C. (c)	99.99	99.99	99.99		0.01	0.01	0.01
GSP Inversiones S.A.C. (c)	—	99.99	99.99		0.01	0.01	0.01
Operador Estratégico S.A.C. (c)	99.99	99.99	99.99		0.01	0.01	0.01
Other subsidiaries:
GSP Servicios Generales S.A.C. (d)	—	99.99	99.99		0.01	0.01	0.01
GSP Servicios Comerciales S.A.C. (d)	—	99.99	99.99		0.01	0.01	0.01

(a)	Mainly dedicated to providing oncologic healthcare services.
(b)	Mainly dedicated to providing services through health centers (inpatients and outpatients).
(c)	Holding of the Group. Auna Colombia is a holding located in the Republic of Colombia.
(d)	Mainly dedicated to providing the Group with internal administrative, commercial and management services.
(e)	Sale of medicines and medical supplies.

F-130	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

As of December 31, 2019, the total non-controlling interest amounts to S/ 16,538 thousand (S/ 15,727 thousand and S/ 1,361 thousand as of December 31, 2018 and 2017, respectively).

30.	Financial Risk and Insurance Management

Due to its business line, the Group assumes the risks inherent to its activities related to the insurance business, market, credit, liquidity and foreign currency.

Management is responsible for monitoring these risks, based on various measurement, analysis and control techniques to minimize potential effects, although the use of these mechanisms does not completely eliminate the inherent risk factors to which the Group is exposed.

Management is exposed to risks as a result of: i) the use of financial instruments and ii) the risks associated with the healthcare business. These risks have been categorized taking into consideration their nature and scope, as well as management, which are described below.

A.	Insurance risk

Insurance activities expose the Group mainly to incidence risk (level of occurrence of the insured event), frequency risk (level of prevalence of the event once it has occurred), and control risk of the healthcare benefit cost.

The table below shows the actual amount of the cost of service in the Oncosalud Peru segment in 2019, 2018 and 2017. It also shows a sensitivity analysis for the most relevant variables affecting this cost: the frequency (number of patients / number of plan members) and the average cost per patient.

2019 In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
Change%		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	274,279	287,993	301,707	287,993	301,707	302,393	331,878
Frequency	1.55%	1.62%	1.70%	1.55%	1.55%	1.62%	1.70%
Average cost per patient	19.23	19.23	19.23	20.19	21.16	20.19	21.16
#plan members	922,945	922,945	922,945	922,945	922,945	922,945	922,945

2018 In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
Change%		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	258,631	271,563	284,494	271,563	284,494	285,141	312,944
Frequency	1.41%	1.48%	1.55%	1.41%	1.41%	1.48%	1.55%
Average cost per patient	20.45	20.45	20.45	21.47	22.50	21.47	22.50
#plan members	896,838	896,838	896,838	896,838	896,838	896,838	896,838

F-131	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

2017 In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
Change%		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	222,004	233,104	244,204	233,104	244,204	244,759	268,625
Frequency	1.32%	1.39%	1.46%	1.32%	1.32%	1.39%	1.46%
Average cost per patient	19.04	19.04	19.04	19.99	20.95	19.99	20.95
#plan members	881,083	881.083	881.083	881.083	881.083	881.083	881.083

As of December 31, 2019, 2018 and 2017, a reasonably possible changes in the most relevant variable in 5% and 10% could affect profit or loss by amounts shown below:

	Fluctuations in variables (%)	2019	2018	2017
In thousands of soles		Profit for the year	Profit for the year	Profit for the year
Frequency	5	(13,714)	(12,932)	(11,100)
Frequency	10	(27,428)	(25,863)	(22,200)
Average cost per patient	5	(13,714)	(12,932)	(11,100)
Average cost per patient	10	(27,428)	(25,863)	(22,200)
Combined	5	(28,114)	(26,510)	(22,755)
Combined	10	(57,599)	(54,313)	(46,621)

The Group adopts various mechanisms with the main objective of minimizing insurance risk as severity. Such mechanisms include the control of (i) price adequacy and (ii) control of healthcare benefit expenditures, in addition to selecting medical service providers based on various factors, such as specialization, experience, location, quality, and cost of services.

The adequacy of prices relies on past actuarial analyses and more recent service levels, combined with future projections of more recently observed trends. Price risk affects only future cash flows since new rates will impact premium levels earned once cancer health contracts are renewed.

Within the Group, the type of product is an oncologic healthcare insurance contract, renewable annually. This enables the Group to review fees that respond fairly and quickly to the changes in service experience. The new fees are automatically applied at each renewal date; however, the client could not accept the increase, which would lead to the contract cancelation. This is a factor that significantly mitigates price risk. The Group does not enter into fixed premium contracts for a period longer than 12 months from the original date or the renewal date of the respective contracts.

Control risk of the cost of providing benefits (treatment and preventive care) is monitored through i) pre-authorization of the service; ii) use of a certain network of clinics and “agreed-upon” fees; and iii) monitoring adhesion to medical practice guides.

In general, the Group’s healthcare contracts contain terms and conditions establishing that only medical services are provided (the contracts benefit do not include refund or compensation amounts). Subject to specific circumstances, they provide reimbursement for medical expenses incurred in treatments related to chronic medical conditions.

In addition, when necessary, the Group negotiates its contracts with healthcare providers to obtain more favorable and competitive prices, to the extent possible. The Group also has a highly trained medical audit team who continually review invoices received from their service providers.

F-132	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

One of the Group’s key procedures is to use strict criteria to accept the risk of new clients for corporate and individual cancer health plans. This process involves the analysis of the policyholder’s risk profile and pre-existing conditions, and is subject to certain approvals and other factors, under the rules and regulations issued by the local regulator in Peru (note 18).

Technical reserves risk

It is the risk that the technical reserves for healthcare insurance contracts may be insufficient to cover the obligations under the contracts. The reserve risk is not significant for the Group due to the short-term nature of the contracts which allows the company to adjust fees as needed, together with the effectiveness of the model used to analyze and develop the assumptions underlying the pricing of the products.

The short-term nature of the Group’s contracts means that the variability of the assumptions used in determining final claims is not generally significant and can be adjusted as required. Claim development patterns are reviewed on an ongoing basis and used to update the amount of the provisions if required, therefore reducing the variability of the provision recognized in the consolidated financial statements.

The amount of the provision to cover claims incurred but not yet reported at the end of the year is not material due to the business integrated model, which means that the claims are recorded as they arise.

B.	Market risk

i.	Exchange risk

The Group and its Subsidiaries invoice the rendering of local services in the currency of the country in which it operates, which enables them to meet their obligations in their functional currency. Exchange rate risk arises mainly from loans and other liabilities held in US dollars. To mitigate this risk, as of December 31, 2019, 2018 and 2017, the Group used derivative financial instruments to hedge the exposure to the exchange rate risk, for more than 90% of its financial obligations.

In December 2018, the Group established two call spreads with Banco Citibank N.A. for a total amount of US$ 108,000 thousand (note 9) in order to hedge exchange rate variations. These instruments cover exchange rate variations from S/ 3.383 to the limit of S/ 3.733 per US$ 1. The fair value effect of the financial instrument arising from the call spread is recognized in ‘finance costs’ in the consolidated statement of income and other comprehensive income.

The fair value effect for year 2019 was an income of S/ 319 thousand (2018: loss of S/ 8,026 thousand) note 25.

F-133	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

As of December 31, the Group has the following assets and liabilities stated in U.S. dollars and COP:

	2019			2018	2017

In thousands of	US$	COP	US$	COP	US$	COP
Assets:
Cash and cash equivalents	168	10,968,821	1,555	57,091,405	336	—
Trade accounts receivable	1,705	177,524,144	151	218,966,427	406	—
Other assets	1,508	23,633,356	521	9,090,975	437	—
Derivative financial instruments	2,644	—	3,890	—	—	—

	6,025	212,126,321	6,117	285,148,807	1,179	—

Liabilities:
Loans and borrowings	(97,761)	(56,571,179)	(108,654)	(113,878,134)	(381)	—
Lease liabilities	(919)	(47,765,312)	—	—	—	—
Trade accounts payable	(3,741)	(106,280,500)	(4,375)	(105,242,375)	(5,163)	—
Other accounts payable	(4,734)	(20,207,429)	(6,441)	(8,652,733)	(30)	—
Derivative financial instruments	(4,690)	—	(301)	—	—	—

	(111,845)	(230,824,420)	(119,771)	(227,773,242)	(5,574)	—

Liability position, net	(105,820)	(18,698,099)	(113,654)	57,375,565	(4,395)	—

As of December 31, the exchange rate, used by the Group to translate the balances of assets and liabilities into foreign currency, has been published by the Peruvian Banking, Insurance and Pension Plan Agency (SBS), as follows:

In soles	2019	2018	2017
US$ 1—Exchange rate—Buy (assets)	3.311	3.369	3.238
US$ 1—Exchange rate—Sale (liabilities)	3.317	3.379	3.245
COP 1—Exchange rate	0.001007	0.001039	—

The Group recorded losses for exchange difference, net amounting to S/ 2,439 thousand and S/ 7,620 thousand, respectively, in 2019 and 2018, and gains for exchange difference, net amounting to S/ 563 thousand in 2017.

As of December 31, 2019, 2018 and 2017, a reasonably possible strengthening (weakening) of the U.S. dollar against the Peruvian Sol and COP at December 31 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by amounts shown below:

	Fluctuations in exchange rates (%)	2019		2018		2017
In thousands of soles		Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income
Weakening	5	16,774	778	19,154	51	707	—
Weakening	10	33,548	1,556	38,308	102	1,427	—
Strengthening	5	(16,774)	(778)	(19,154)	(51)	(707)	—
Strengthening	10	(33,548)	(1,556)	(38,308)	(102)	(1,427)	—

F-134	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

ii.	Interest rate risk

The Group adopts a policy of ensuring that between 80% and 90% of its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

C.	Credit risk

The Group’s financial assets are exposed to credit risk concentrations mainly comprising bank deposits and trade accounts receivable. Regarding bank deposits, the Group reduces the likelihood of credit risk concentrations because it keeps its deposits and places its cash investments at first-class financial entities (according to Apoyo & Asociados, a partner of Fitch Ratings) and limits the amount of exposure to credit risk in any of such financial entities.

Regarding trade accounts receivable, the significant credit risk concentrations, individual or group, are mitigated since the Group’s policy is to monitor the payment behavior of customers and their financial position to comply with the respective payments on a regular basis (note 6).

As of December 31, the exposure to credit risk of trade accounts receivable was the following:

In thousands of soles	2019	2018	2017
Peru	125,994	101,512	84,608
Colombia	181,935	153,636	—

	307,929	255,148	84,608

D.	Liquidity risk

The prudent liquidity risk management involves maintaining enough cash and cash equivalents and the possibility of finding and/or having found funding through an adequate quantity of credit sources.

The Group has adequate levels of cash and cash equivalents considering:

•	Auna can finance its current assets (accounts receivable, inventories and others) with current liabilities (accounts payable, deferred revenue and others).

•

Not considering growth capex (new hospitals, acquisitions, etc.), Auna has enough cash flow from operations to finance its maintenance capex, current debt service (interest and principal), dividends and a portion of growth capex.

•	Growth capex is financed mainly by long-term debt and cash flow from operations. In some cases, by capital contribution (for example: acquisition of PMLA).

•	In addition, Auna has revolving credit lines of S/ 289,092 thousand to use in case of cash flow needs. As of December 31, 2019, we had S/ 100,142 thousand drawn with an average

F-135	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

rate of 4.4% of annual interest rate and S/ 188,950 thousand of availability under the revolving credit facility. As of December 31, 2018, we had S/ 13,600 thousand drawn with an average rate of 3.78% of annual interest rate and S/ 275,492 thousand of availability under the revolving credit facility.

•

These credit lines are renewed every year. The interest rate applicable is a fixed rate that is agreed upon with the bank before the reception of the cash in Auna accounts and depends on the credit terms (from 30 to 180 days). The credit lines available for Auna are with the following banks in Perú: Scotiabank: S/ 64,000 thousand; Banbif: S/ 26,536 thousand; BBVA: S/ 33,170 thousand; BCP: S/ 19,902 thousand; Interbank: S/ 36,487 thousand, Citibank: S/ 33,170 thousand and Santander S/ 33,170 thousand. The available credit lines in Colombia are around S/ 42,657 thousand.

In December 2018, the Group signed an addendum with Banco Scotiabank by virtue of which it renegotiated the balance of the original debt amounting to S/ 185,000 thousand, extended the maturity term up to 2023, and reduced the interest rate from 9.50% to 8.00% (note 15).

Furthermore, the accumulated interest corresponding to the loan with Scotiabank Perú S.A.A. is paid on a quarterly basis, as well as the principal when installments are due. In addition, the Group monitors its liquidity risk based on the plans and guidelines established by the Management.

The following table analyzes the Group’s financial liabilities classified per maturity based on the remaining contractual period as of the date of the consolidated statement of financial position. The amounts disclosed are contractual cash flows.

In thousands of soles	Carrying amount	Contractual cash flows	Less than 1 year	From 1 to 2 years	From 3 to 5 years	More than 5 years
2019
Trade accounts payable	254,199	254,199	254,199	—	—	—
Other accounts payable (*)	34,703	35,138	21,873	6,637	6,628	—
Loans and borrowings (**)	637,743	745,122	206,842	97,240	417,160	23,880
Lease liabilities	179,084	245,804	37,618	30,103	70,835	107,248
Derivative financial instruments	15,478	15,478	3,952	4,796	6,730	—

	1,121,207	1,295,741	524,484	138,776	501,353	131,128

2018
Trade accounts payable	242,856	242,856	242,856	—	—	—
Other accounts payable (*)	46,324	47,378	22,301	9,557	11,175	4,345
Loans and borrowings (**)	725,389	894,695	151,065	128,895	231,890	382,845
Derivative financial instruments	1,015	—	—	—	—	—

	1,015,584	1,184,929	416,222	138,452	243,065	387,190

2017
Trade accounts payable	100,411	100,411	100,411	—	—	—
Other accounts payable (*)	19,200	20,157	6,029	10,453	—	3,675
Loans and borrowings (**)	244,714	280,717	87,288	85,907	107,522	—

	364,325	401,285	193,728	96,360	107,522	3,675

(*)	They do not include taxes payable, remunerations and other benefits payables.
(**)	They include contractual interest.

F-136	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Management monitors the risk related to the liabilities included in the above-mentioned categories, and considers to be obtaining enough credit lines and having working capital to comply with the plans established by the Management.

The Group administers the excess cash flow investing in investments short term. In addition, at the end of fiscal year 2018, the Group has credit lines for working capital that have not been used, enough to comply with short- and medium-term obligations.

E. Capital risk management

The Group’s objectives in managing capital is to safeguard its capacity to continue as a going concern generating return to its shareholders and benefits to other stakeholders. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce its debt to maintain or adjust the capital structure.

During the year ended December 31, 2019 , 2018 and 2017, the Group’s strategy was to maintain a leverage ratio not higher than one. Based on this strategy, the Group maintains a leverage ratio of 0.51 in 2019 (0.54 and 0.46 in 2018 and 2017, respectively) as shown below:

In thousands of soles	2019	2018	2017
Total loans and borrowings	637,743	725,389	244,714
Less: Cash and cash equivalents	(36,084)	(110,871)	(32,498)

Net debt (A)	601,659	614,518	212,216

Plus: Total equity	578,818	533,335	253,429

Total adjusted equity (B)	1,180,477	1,147,853	465,645

Leverage ratio (A)/(B)	0.51	0.54	0.46

F-137	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

F. Accounting classification and fair value

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value
In thousands of soles	Mandatorily at FVTPL- Others	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 2	Total
As of December 31, 2019
Financial assets measured at fair value
Derivative financial instruments	—	8,769	—	—	8,769	8,769	8,769

	—	8,769	—	—	8,769	8,769	8,769

Financial assets not measured at fair value
Cash and cash equivalents	—	—	36,084	—	36,084	—	—
Trade accounts receivable	—	—	285,601	—	285,601	—	—
Other assets (*)	—	—	31,406	—	31,406	—	—

	—	—	353,091	—	353,091	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	15,478	—	—	15,478	15,478	15,478

	—	15,478	—	—	15,478	15,478	15,478

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	637,743	637,743	638,857	638,857
Lease liabilities	—	—	—	179,084	179,084	179,084	179,084
Trade accounts payable	—	—	—	254,199	254,199	—	—
Other accounts payable (**)	—	—	—	34,703	34,703	—	—

	—	—	—	1,105,729	1,105,729	817,941	817,941

(*)	They do not include taxes receivable, prepayments.
(**)	They do not include taxes payable, prepayments, labor liabilities.

F-138	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

	Carrying amount				Fair value
In thousands of soles	Mandatorily at FVTPL- Others	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 2	Total
As of December 31, 2018
Financial assets measured at fair value
Derivative financial instruments	13,108	—	—	—	13,108	13,108	13,108

	13,108	—	—	—	13,108	13,108	13,108

Financial assets not measured at fair value
Cash and cash equivalents	—	—	110,871	—	110,871	—	—
Trade accounts receivable	—	—	238,116	—	238,116	—	—
Other assets (*)	—	—	22,333	—	22,333	—	—

	—	—	371,320	—	371,320	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	1,015	—	—	1,015	1,015	1,015

	—	1,015	—	—	1,015	1,015	1,015

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	725,389	725,389	729,372	729,372
Trade accounts payable	—	—	—	242,856	242,856	—	—
Other accounts payable (**)	—	—	—	46,324	46,324	—	—

	—	—	—	1,014,569	1,014,569	729,372	729,372

	Carrying amount				Fair value
In thousands of soles	Fair value negotiation instruments	Loans and receivables	Other financial liabilities	Total	Level 2	Total
As of December 31, 2017
Financial assets not measured at fair value
Cash and cash equivalents	—	32,498	—	32,498	—	—
Trade accounts receivable	—	69,977	—	69,977	—	—
Other assets (*)	—	10,106	—	10,106	—	—

	—	112,581	—	112,581	—	—

Financial liabilities not measured at fair value
Loans and borrowings	—	—	244,714	244,714	259,211	259,211
Trade accounts payable	—	—	100,411	100,411	—	—
Other accounts payable (**)	—	—	19,200	19,200	—	—

	—	—	364,325	364,325	259,211	259,211

F-139	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

Level 1: Quoted (without adjustment) prices in active markets for identical assets or liabilities available as of the date of measurement.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for the asset or liability that are observable.

i.	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 fair values at December 31, 2019 and 2018 for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used. Related valuation processes are described in note 3.

Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Call spread (note 9)	Garman–Kohlhagen: The fair value is determined using this model that treats foreign currencies as if they are equity securities that provide a known dividend yield, which uses the following inputs: Spot rate at the valuation date, strike price,
	implicit volatility, and risk free rate in both currencies.	Not applicable	Not applicable

Interest rate swaps (note 9)	Swap models: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.	Not applicable	Not applicable

31.	Commitments, Guarantees, and Contingencies

A.	Commitments

As of December 31, 2019, 2018 and 2017, no commitments to be reported have been identified.

B.	Guarantees

As of December 31, 2019, the Group has the following guarantees:

•	Guarantee letters in financial institutions for S/ 12,816 thousand in favor of third parties in order to ensure compliance with providing healthcare services (2018: S/ 9,576 thousand);

F-140	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

•	Guarantee of shares on Auna Colombia for S/ 771,723 thousand in favor of Scotiabank Perú S.A.A. (2018: S/ 783,821 thousand).

•

Guarantee to cover a financial loan for S/ 250,000 thousand in favor of Scotiabank Perú S.A.A. and S/ 833 thousand in favor of Banco Interamericano de Finanzas (2018: S/ 343,511 thousand for Scotiabank S.A.A. and S/ 846 thousand for Banco Interamericano de Finanzas);

•	Financial lease guarantee for S/ 6,058 thousand in favor of Banco Financiero (2018: S/ 6,057 thousand for Banco Financiero and S/ 547 thousand for BanBif).

•

The Group maintains properties in mortgage in favor of Scotiabank Perú S.A.A. for S/ 394,105 thousand related to loans received (S/ 455,172 thousand as of December 31, 2018) and Promotora Médica Las Américas S.A. maintains guarantee trust for S/ 45,378 thousand to guarantee compliance with the proceeds of their sale (2018: S/ 51,365 thousand).

C.	Contingencies liabilities

As of December 31, 2019, 2018 and 2017, the Group maintains various judicial processes (labor, regulatory, civil), that management evaluated as possible. If the defense against those action is unsuccessful, then fines and legal cost could amount to S/ 18,128 thousand, S/ 8,884 thousand and S/ 445 thousand, respectively.

As part of the acquisition of PMLA, the Group recognized a contingent liability of S/ 3,269 thousand in respect of claim for contractual penalties made by PMLA customers (note 1.C).

During 2019, a former non controlling shareholder of the Laboratorio Médico las Américas Ltda. filed a lawsuit against the Company and Promotora Médica las Americas S.A claiming for the recognition of the labor relationship during the years he worked for PMLA, prior to the acquisition. The management and legal advisor have evaluated this case as possible. This process was assigned to the Ninth Labor Court in Medellin. The amounts held in escrow cover what we believe is our potential exposure pursuant to these ongoing proceedings. The escrow fund is managed by the BTG Pactual Fiduciary, established on December 21, 2018, by virtue of the agreements established in the share purchase agreement signed in September 2018, for the acquisition of PMLA (note 1.C).

F-141	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

32.	Related Parties

As of December 31, this caption comprises the following:

	Transaction value			Outstanding balances
In thousands of soles	2019	2018	2017	2019	2018	2017
Sales of oncologic healthcare services
Joint ventures	498	49	43	588	39	16
Associates	—	—	—	17	—	154
Others	—	—	—	2	227	—

	498	49	43	607	266	170

Cost of sales of oncologic healthcare services
Joint ventures	6,402	5,450	4,732	883	790	615
Associates	3,675	—	—	678	1,161	—
Others	—	—	—	254	191	43

	10,077	5,450	4,732	1,815	2,142	658

Administrative expenses
Services provided by third parties (iv)	2,163	2,219	540	173	427	262

	2,163	2,219	540	173	427	262

Loans (Note 17.C)
Others	—	178	828	—	—	10,382

	—	178	828	—	—	10,382

All outstanding balances with these related parties are priced on arm´s-length basis. None of the balances is secured. No expense has been recognized in the current year or prior year of loss for impairment of trade receivables in respect of amounts owned by related parties. No guarantees have been given or received.

i)	Compensation to key personnel

As of December 31, 2019, 2018 and 2017, the compensation paid to the key management of the companies located in Peru amounts to S/ 59,852 thousand, S/ 48,193 thousand and S/ 42,119 thousand, respectively, in Colombian companies the amount is S/ 5,983 thousand at December 31, 2019 (S/ 4 thousand as of December 31, 2018). The Group does not grant long-term benefits to its key management personnel.

ii)	Compensation to directors

As of December 31, 2019, 2018 and 2017, the compensation paid to the board of directors of the companies located in Peru amounts to S/ 3,185 thousand, S/ 1,498 thousand and S/ 1,184 thousand, respectively.

iii)	Medical services

As of December 31, 2019, 2018 and 2017, certain directors provided medical services in the Group. For their medical services, they have received customary compensation and benefits commensurate with their level of responsibility within the Company, aligned with the compensation paid to other physicians and medical professionals of similar stature employed by the Group.

In addition, the Group reimbursed certain expenses incurred in connection with providing these services as at rent for office space, phone expenses, certain taxes, purchase of medical books and travel expenses related to his attendance at conferences on behalf of the Group.

F-142	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

iv)	Management expenses

As of December 31, 2019, 2018 and 2017, corresponded to administrative expenses provided by Enfoca to the Group mainly to management services for S/ 2,081 thousand, S/ 1,909 thousand and S/ 262 thousand, respectively; and reimbursements related to consultant fees and travel expenses for S/ 82 thousand, S/ 310 thousand and S/ 278 thousand, respectively.

33.	Subsequent Events

The Group has knowledge of the following matters:

-	On February 17, 2020, the registered office address of Auna S.A. changed to Av. República de Panamá Nº 3461 – Piso 14, San Isidro, Lima.

-

On January 2, 2020, the Group completed the acquisition of the shares of Ciclotron Perú S.A. and on January 3, 2020, of Promotora Médica Las Américas S.A., which represent 9% and 2.45% of the share capital of both companies, respectively. This situation has not represented change in the accounting treatment due to the fact that the Company does not have a controlling stake in Ciclotron Perú S.A., because it is not exposed, or has rights; to variable returns from its involvement with the investee and it does not have the ability to affect those returns through its power over the investee. Regarding Promotora Medica Las Americas S.A., the Company had already control before the acquisition of this 2.45%.

-	On February 24, 2020, the General Shareholder´s Meeting approved the downstream merger between the Company, and its shareholder Ventura Salud S.A.C. and Enfoca Salud S.A.C.

-

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including in Peru and Colombia. The Peruvian government closed its international borders and ordered a national lockdown on March 16, 2020 to last until at least June 30, 2020. In connection with the lockdown, all non-essential businesses were ordered to close. Similarly, the Colombian government closed its borders on March 25, 2020 until at least June 30, 2020. Our hospitals in Peru and Colombia are essential businesses and remain open. In order to make room at our facilities for a potential surge in COVID-19 patients, we are rescheduling elective, non-emergency procedures for the foreseeable future. In addition, many of our patients are cancelling elective, non-emergency procedures in response to government mandates to shelter in place and out of concern for visiting hospitals and clinics where there may be COVID-19 patients. As a result, we have seen a decline in sales of healthcare services in recent weeks in our Healthcare services in Peru and Healthcare services in Colombia segments, which we expect to continue until such time as the pandemic is brought under control. We have also seen an increase in the cost of sales and services in recent weeks, due to an increase in the prices of gloves, masks and other personal protective equipment , which have been in short supply around the world.

-

The COVID-19 pandemic has also led to disruption of regional and global economic activity and volatility and, at least in the near term, a downturn in the financial markets. In our Oncosalud segment, we have seen a decline in sales of our prepaid oncology plans as much of our sales force is working from home and certain of our other sales channels are shut down completely. The disruption activity has also led to a significant increase in unemployment, and we expect to see an increase in the number of plan members failing to make payments on their plans and/or cancelling their plans altogether in the future as a result of this disruption. We cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our financial position, results of operations, and cash flows in fiscal 2020.

F-143	(Continued)

Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

-

In connection with the lockdowns, all non-essential businesses were ordered to close. On July 1, 2020, the lockdowns were finished and non-essential businesses gradually reopened; however in August 2020, as a result of a subsequent increase in COVID-19 cases, lockdowns were ordered in certain cities, including Arequipa and Medellin, in which we have facilities.

Currently in Peru we are already conducting in-person consultations that will lead to an increase in medical procedures, surgeries and other services. Due to the new sanitary regulations issued by the Peruvian Government, the Group is not using its full capacity. On the other hand, in Colombia the closure finished on August 31, 2020. The Group expects to reach pre-COVID revenue levels in the next months.

-	On September 14, 2020, the General Shareholders’ Meeting approved the change of legal name from Auna S.A. to Auna S.A.A. an openly held corporation. This change is in process of legal registered.

-

On July 21, 2020, Oncosalud S.A.C. entered into a leasing agreement (the “Chiclayo Equipment Leasing Agreement”) with Scotiabank for an amount up to S/21 million to acquire equipment and with the financing agreetment used for building, both will be used to the project in course “Clinica Chiclayo.”

Acquisition of shares of Clinical Portoazul S.A.

On September 1, 2020, the Group through its subsidiaries Auna Colombia and PMLA, acquired 66.55% shares and voting interests for approximately US$18.5 million in Clinica Portoazul S.A., company domiciled in Colombia, engaged in the direct provision of healthcare services, preparation of studies, projects and developments in health, and other healthcare-related services.

The acquisition is expected to provide the Group with an increased share of the healthcare services market in Colombia through access to Portoazul’s customer base. This acquisition is in progress to be recorded using the purchase method of accounting established in IFRS 3 Business Combinations, because there has been a few days since the acquisition date, and it will be recorded in third quarter 2020.

F-144	(Continued)

Crowe Co S.A.S. Member Crowe Global Avenida Las Palmas 15B-143 Piso 5 Edificio 35 Palms Medellin, Colombia. NIT 830.000.818-9 57.4.313.49.20 Ext 2701 www.Crowe.com.co Medellin@Crowe.com.co

Independent Auditor’s Report

To the shareholders of PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Promotora Médica Las Américas S.A., which comprise the Consolidated Statement of Financial Position as of December 26, 2018, and the consolidated income statement, Statement of Comprehensive Income, changes in stockholders’ equity, and cash flows for the period from January 1st, 2018 to December 26th, 2018, and the related notes to the financial statements.

In our opinion, except for the effects of the matter described in the “Basis for Qualified Opinion” paragraph, the accompanying financial statements present fairly, in all material respects, the financial position of Promotora Médica Las Américas S.A. as of December 26, 2018, and the consolidated income statement, Statement of Comprehensive Income and its cash flows for the period from January 1st, 2018 to December 26th, 2018 in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Qualified Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Promotora Médica Las Américas S.A. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The management of the company did not present the comparative financial statements in accordance with IAS 1, which states that comparative information regarding the previous period for all the amounts included in the financial statements for the current period must be disclosed. Consequently, comparative information was not included for descriptive and narrative information, that is, two statements of financial position, two of each of the other statements, and the related notes.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Promotora Médica Las Américas S.A.’s ability to continue as a going concern for 2018.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Promotora Médica Las Américas S.A.’s internal control.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Promotora Médica Las Américas S.A.’s ability to continue as a going concern for a reasonable period of time.

•

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Crowe Co S.A.S.

CROWE CO S.A.S.

December 6, 2019

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Consolidated Statement of Financial Position

As of December 26, 2018

(Expressed in thousands of Colombian pesos)

	Note	2018
Assets
Noncurrent assets:
Investment properties	6	$546,093
Property, plant and equipment	5	270,575,870
Noncurrent assets held for sale	7	1,897,086
Intangibles	8	3,477,510
Investments in associates and others	9	3,116,231
Trade and other accounts receivable	10	200,812
Deferred tax assets	11	17,688,765

Total noncurrent assets		297,502,367

Current assets:
Prepaid expenses	12	1,128,351
Inventories	13	13,192,579
Trade and other accounts receivable	10	160,584,603
Cash and cash equivalents	14	10,278,879

Total current assets		185,184,412

Total assets		482,686,779

Liabilities and Equity
Noncurrent liabilities:
Long-term borrowings	15	92,081,530
Trade and other payables	18	3,913,479
Deferred tax liability	16	33,598,479
Employee benefits	20	18,733
Other liabilities	17	1,791,266

Total noncurrent liabilities		131,403,487

Current liabilities:
Short-term borrowings	15	21,999,438
Trade and other payables	18	150,109,907
Deferred tax liability	19	3,501,761
Employee benefits	20	10,451,881
Other liabilities	17	4,040,953

Total current liabilities		190,103,940

Total liabilities		321,507,427

Shareholders’ equity
Share capital	21	3,947,400
Legal reserve	22	2,138,600
Reserve for repurchase of shares	22	3,878,796
Reserve for future distributions or capitalizations	22	44,870,218
Share premium	23	37,394,054
Retained losses	24	(19,977,354)
Net earnings		15,133,885
Other comprehensive income	25	73,793,753

Total shareholders’ equity		161,179,352

Total liabilities and equity		$482,686,779

See Notes to Consolidated Financial Statements

The undersigned, Legal Representative and Accountant of Promotora Médica Las Américas S.A., certify that the statements contained in this financial statement have been previously verified in accordance with the regulations and that they have been faithfully taken from the accounting books.

/s/ Carlos Andrés Ángel Arango	/s/ Jorge Iván Vélez Mejía
Carlos Andrés Ángel Arango	Jorge Iván Vélez Mejía
General Manager	Accountant
License 52378-T

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Consolidated Income Statement

From January 1st to December 26, 2018

(Expressed in thousands of Colombian pesos)

	Note	2018
Continued operations
Revenue from ordinary activities	26	$357,007,031
Operating costs	27	257,253,782
Administration expenses	28	54,820,251
Selling expenses	29	3,114,304

		315,188,337
Other operating revenue	30	5,345,799
Other operating expenses	31	2,352,808
Loss for impairment of trade receivables	31	5,879,173

Operating income		38,932,512
Financial income	32	3,913,357
Financial expenses	33	14,112,833

Net financial expense		(10,199,476)
Income before income taxes		28,733,036
Taxes	19
Income and complementary taxes		10,637,817
Deferred Taxes		(63,137)

		10,574,680
Net earnings from ordinary activities		18,158,356

Discontinued operations
Revenue from discontinued operations		—

Net earnings excluding noncontrolling interests		18,158,356

Non-controlling interests		3,024,471
Net earnings		$15,133,885

Earnings per share, in pesos		$766,777

See Notes to Consolidated Financial Statements

The undersigned, Legal Representative and Accountant of Promotora Médica Las Américas S.A., certify that the statements contained in this financial statement have been previously verified in accordance with the regulations and that they have been faithfully taken from the accounting books.

/s/ Carlos Andrés Ángel Arango	/s/ Jorge Iván Vélez Mejía
Carlos Andrés Ángel Arango	Jorge Iván Vélez Mejía
General Manager	Accountant
License 52378-T

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Statement of Comprehensive Income, OCI Components Presented Before Consolidated Tax

From January 1st to December 26, 2018

(Expressed in thousands of Colombian pesos)

2018
Statement of Comprehensive Income
Earnings (Loss)	$18,158,356
Other Comprehensive Income
Components of other comprehensive income that will not be reclassified to profit or loss
Other comprehensive income, before taxes, gains (losses) from investments in equity instruments	(2,046,256)
Other comprehensive income, before taxes, gains (losses) for revaluation of PP&E	(420,356)
Participation of other comprehensive income of associates and joint ventures recorded using the equity method	426,755

Total other comprehensive income that will not be reclassified to profit or loss	(2,039,857)
Components of other comprehensive income that will be reclassified to profit or loss
Translation exchange gain or loss
Gains (losses) on translation exchange differences Foreign investments	11,292

Total other comprehensive income that will be reclassified to profit or loss before taxes	11,292

Total other comprehensive income before taxes	(2,028,565)

Income taxes related to components of other comprehensive income that will not be reclassified to profit or loss
Related to investments in equity instruments of other comprehensive income	(37,573)
Related to changes in the revaluation surplus of other comprehensive income	(201,450)

Related to components of other comprehensive income that will not be reclassified to profit or loss	(239,023)
Total other comprehensive income	(1,789,542)

Non-controlling interests	3,024,471
Total comprehensive income	$13,344,343

See Notes to Consolidated Financial Statements

The undersigned, Legal Representative and Accountant of Promotora Médica Las Américas S.A., certify that the statements contained in this financial statement have been previously verified in accordance with the regulations and that they have been faithfully taken from the accounting books.

/s/ Carlos Andrés Ángel Arango	/s/ Jorge Iván Vélez Mejía
Carlos Andrés Ángel Arango	Jorge Iván Vélez Mejía
General Manager	Accountant
License 52378-T

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Statement of Changes in Equity

From January 1st to December 26, 2018

(Expressed in thousands of Colombian pesos)

	Attributable to controlling interests									Non- controlling interests	Total Equity
	Share Capital	Legal Reserve	Reserve for repurchase of shares	Reserve for future distributions or capitalizations	Share premium	Retained earnings	Net earnings	Other Comprehensive Income	Total
Balance December 31, 2017	$3,947,400	2,138,600	3,878,796	40,383,442	37,394,054	13,965,774	8,973,587	75,583,295	186,264,948	13,846,922	200,111,870
Total comprehensive income for the year
Changes in profit or loss	—	—	—	—	—	—	15,133,885	—	15,133,885	3,024,471	18,158,356
Changes in from other comprehensive income	—	—	—	—	—	—	—	(1,789,542)	(1,789,542)	—	(1,789,542)

Total comprehensive income for the year	—	—	—	—	—	—	15,133,885	(1,789,542)	13,344,343	3,024,471	16,368,814
Transactions with shareholders
Other transactions with shareholders	—	—	—	—	—	—	—	—	—	215,420	215,420
Transfer of earnings of 2017	—	—	—	—	—	8,973,587	(8,973,587)	—	—	—	—
Dividends	—	—	—	—	—	(4,486,811)	—	—	(4,486,811)	(2,139,564)	(6,626,375)
Reserves	—	—	—	4,486,776	—	(4,486,776)	—	—	—	—	—
Acquisition of non-controlling interest	—	—	—	—	—	(34,341,051)	—	—	(34,341,051)	(14,947,249)	(49,288,300)
Revaluation surplus amortization	—	—	—	—	—	397,923	—	—	397,923	—	397,923

Total transactions with shareholders	—	—	—	4,486,776	—	(33,943,128)	(8,973,587)	—	(38,429,939)	(16,871,393)	(55,301,332)

Variances of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—

Balance December 26, 2018	$3,947,400	2,138,600	3,878,796	44,870,218	37,394,054	(19,977,354)	15,133,885	73,793,753	161,179,352	—	161,179,352

See Notes to Consolidated Financial Statements

The undersigned, Legal Representative and Accountant of Promotora Médica Las Américas S.A., certify that the statements contained in this financial statement have been previously verified in accordance with the regulations and that they have been faithfully taken from the accounting books.

/s/ Carlos Andrés Ángel Arango	/s/ Jorge Iván Vélez Mejía
Carlos Andrés Ángel Arango	Jorge Iván Vélez Mejía
General Manager	Accountant
License 52378-T

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Statement of Cash Flows

From January 1st to December 26, 2018

(Expressed in thousands of Colombian pesos)

2018
Cash flows from operating activities
Cash inflows for operating activities:	$375,995,287
Account receivables from operating activities	375,995,287

Cash outflows for operating activities:
Payroll payments	109,331,950
Medical consulting payments	38,212,901
Payments to suppliers	118,568,259
Payments other fees	4,648,113
Service payments	49,575,082
Tax payments and tax advances	25,476,649
Other operating payments	7,764,700

353,577,654

Net cash provided by operating activities	22,417,633

Cash flows from investing activities
Cash inflows for investing activities:
Dividends received	143,737
Other investment income	610,427

754,164
Cash outflows for investing activities:
Acquisition of property, plant and equipment	23,874,393
Acquisition of intangibles	432,161
New investments	3,001,129

27,307,683

Net cash (used in) provided by investing activities	(26,553,519)

Cash flow from financing activities
Cash inflows for financing activities:
Acquired loans	20,568,780
Capitalizations in process	—
Advance Capital contributions	147,000

20,715,780
Cash outflows for financing activities:
Payments on long-term debt	19,798,865
Financial interests	11,142,205
Dividends paid	6,233,978
Other financing payments	191,423

37,366,471

Net cash (used in) provided by financing activities	(16,650,691)

Net increase (decrease) in cash and cash equivalents	(20,786,577)
Cash and cash equivalents, beginning of year	31,065,456

Cash and cash equivalents, end of year	$10,278,879

See Notes to Consolidated Financial Statements

The undersigned, Legal Representative and Accountant of Promotora Médica Las Américas S.A., certify that the statements contained in this financial statement have been previously verified in accordance with the regulations and that they have been faithfully taken from the accounting books.

/s/ Carlos Andrés Ángel Arango	/s/ Jorge Iván Vélez Mejía
Carlos Andrés Ángel Arango	Jorge Iván Vélez Mejía
General Manager	Accountant
License 52378-T

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

December 26, 2018

(Figures expressed in thousands of pesos)

1.	Entity and Corporate Purpose

Promotora Médica Las Américas S.A. (hereinafter called Promotora) is a Public Limited Company, established in accordance with Colombian laws by Public Deed No. 1187 of May 17, 1989, of the First Notary of Medellín. The duration of the Company is until May 17, 2039, and its headquarters are in the city of Medellín at Diagonal 75 B No. 2 A 80/140.

The corporate purpose of Promotora is the direct provision of health services at any level, the creation of health-promotion companies and the direct provision of health promotion, prevention and maintenance services; the promotion and establishment of companies that provide health services; the management and operation or leasing of commercial establishments that it constitutes and the creation of scientific or research centers in the health field; the construction of consulting, commercial and hotel areas attached to said health companies and the disposal of said areas; the import, manufacture, acquisition or distribution of equipment, instruments, medicines, materials and other elements within the health field.

Las Américas Business Group

Promotora is the parent company of the Las Américas Business Group, registered in the Chamber of Commerce of Medellín for Antioquia on June 25, 2002, established with the objective of providing a comprehensive health service and made up of the following companies:

Las Américas Ltda. Medical Laboratory

Provision of medical laboratory services and the provision of scientific advice in matters related to the corporate purpose. Its headquarters are in the city of Medellín. Established on August 19, 1993, according to public deed No. 4220 of the Fourth Notary of Medellín, effective until August 2033.

Instituto de Cancerología S.A.

Provision of medical and surgical and hospital services, in the field of radiotherapy and oncology. Its headquarters is in the city of Medellín. Incorporated on October 24, 1991, according to public deed No. 4356 of the Fourth Notary of Medellin, effective until August 2050.

Patología Las Américas S.A.S.

Activities related to pathology laboratory services and scientific advice in matters related to corporate purpose. Its headquarters are in the city of Medellín. Incorporated on March 16, 2004, according to public deed No. 938 of the Fourth Notary of Medellín, effective until March 16, 2009. According to public deed No. 3954 of September 28, 2009, of the Fourth Notary of Medellín, its new validity is until October 1, 2029. According to Minute No. 8 of July 30, 2015, of the Extraordinary Shareholders’ Meeting, registered on December 24, 2015, the transformation of the Public Limited Company to Simplified Stock Company was approved.

Salud Oral Especializada S.A.

Provision of comprehensive oral health services. Its headquarters are in the city of Medellín. Incorporated on April 10, 1992, according to public deed No. 1652 of the Fourth Notary of Medellín, effective until June 2093.

F-154	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Clínica del Sur S.A.S.

Performance of any lawful commercial or civil activity, especially the provision of medical and surgical services in the specialty of orthopedics and traumatology. Its headquarters are in the Municipality of Envigado. Incorporated on August 9, 1985, according to public deed No. 3055 of the Notary Thirteenth of Medellín, effective until December 31, 2050. According to Act No. 93 of July 29, 2015, of the Extraordinary Shareholders Meeting, registered on August 12, 2015, the transformation of the Public Limited Company to a Simplified Stock Company was approved.

Las Américas Farma Store S.A.S.

Realization of any lawful commercial or civil activity, especially the wholesale and retail marketing of all types of medicines, surgical medical equipment, beauty products and all types of products aimed at human health. Its headquarters are in the city of Medellín. Incorporated on March 18, 2005, according to a private document as a Sole Proprietorship and transformed on July 12, 2005, to a Public Limited Company according to public deed No. 2698 of the Notary Fourth of Medelíin, effective until July 12, 2025. According to Minute No. 11 of September 10, 2010, of the Extraordinary Shareholders Meeting and registered on November 26, 2010, the transformation of the Public Limited Company to a Simplified Stock Company was approved.

Pro Med Las Américas LLC

Commercial representation of the services of the different business units of Promotora. Its headquarters are in the city of Miami, Florida, USA.

In compliance with Colombian regulations, Promotora as the parent company of the Las Americas Business Group is obliged to prepare separate and consolidated financial information.

Promotora is monitored by the National Superintendence of Health and monitored by the Financial Superintendence of Colombia, for being registered in the National Registry of Securities as an issuer of securities.

Principles of Consolidation

Current legal regulations require the preparation of consolidated general-purpose financial statements, which are presented to the Shareholders’ Meeting but do not serve as a basis for dividend distribution and appropriation of profits.

The consolidated financial statements include the accounts of the Parent company and the companies in which Promotora has control.

The Parent company will prepare consolidated financial statements using uniform accounting policies for transactions and other events that, being similar, have occurred under similar circumstances.

The Parent company and its subsidiaries have defined, by statutes, cut accounts, prepare and disseminate general purpose financial statements, once a year with a cut-off date of December 31.

Consolidation Procedure

Consolidation Procedure

For the preparation of the consolidated financial statements, the following procedure is carried out:

•	Similar items of assets, liabilities, equity, income and expenses and cash flows of the parent company are combined with those of its subsidiaries.

F-155	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

•	The carrying amount of the investment of the parent in each subsidiary and the share of the parent in the equity of each subsidiary are eliminated.

•

Total assets and liabilities, equity, income, expenses and intra-group cash flows related to transactions between group entities are eliminated (profit or loss of the period from intra-group transactions that are recognized in assets, such as inventories and fixed assets, are completely removed). Intra-group losses may indicate a deterioration in value, which will require recognition in the consolidated financial statements.

•	The parent company will present the non-controlling interests in the consolidated statement of financial position, within the equity, separately from the equity of the owners of the parent.

The following is a condensed statement of the statement of financial position of the consolidated companies as of December 26, in accordance with current regulations:

	Assets	Liabilities	Equity
Entity	2018	2018	2018
Lab. Médico Las Américas Ltda.	$24,497,099	8,244,131	16,252,968
Instituto de Cancerología S.A.	105,728,906	72,683,551	33,045,355
Patología Las Américas S.A.S.	2,465,396	900,088	1,565,308
Salud Oral Especializada S.A.	2,562,872	556,214	2,006,658
Clínica del Sur S.A.S.	46,521,841	22,613,408	23,908,433
Pro Med Las Américas, LLC	138,368	—	138,368
Las Américas Farma Store S.A.S.	1,080,378	1,480	1,078,898

Subtotal	$182,994,860	104,998,872	77,995,988
Promotora Médica Las Américas S.A.	465,457,573	267,883,099	197,574,474
Eliminations	(165,765,654)	(51,374,544)	(114,391,110)

Net consolidated	$482,686,779	321,507,427	161,179,352

The net earnings of the period, of the consolidated companies as of December 26, is presented below, in accordance with current regulations:

Entity	Profit (Loss) 2018
Lab. Médico Las Américas Ltda.	$8,320,669
Instituto de Cancerología S.A.	7,028,574
Patología Las Américas S.A.S.	373,638
Salud Oral Especializada S.A.	43,149
Clínica del Sur S.A.S.	1,471,534
Pro Med Las Américas, LLC	27,004
Las Américas Farma Store S.A.S.	(59,339)

Subtotal	$17,205,228
Promotora Médica Las Américas S.A.	15,133,885
Eliminations	(17,205,228)

Net consolidated, profit (loss)	$15,133,885

F-156	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The effect of the consolidation on the structure of the Statement of Financial Position of the parent company as of December 26, 2018, was as follows:

	Parent	Consolidate	Variance
Total assets	$465,457,573	482,686,779	17,229,206
Total liabilities	267,883,099	321,507,427	53,624,328
Total equity	197,574,474	161,179,352	(36,395,122)
Net profit (loss)	15,133,885	15,133,885	—

The following is the detail of the percentages of direct participation of the parent company in the controlled companies as of December 26:

2018
Entity	%
Lab. Médico Las Américas Ltda.	100.00%
Instituto de Cancerología S.A.	100.00%
Patología Las Américas S.A.S.	100.00%
Salud Oral Especializada S.A.	100.00%
Clínica del Sur S.A.S.	100.00%
Las Américas Farma Store S.A.S.	100.00%
Pro Med Las Américas LLC	100.00%

For the purposes of obtaining information at the time when AUNA Colombia S.A.S. entered as a controlling shareholder of Promotora Médica Las Américas S.A., the company ordered the preparation of special-purpose consolidated financial statements for the period from January 01 to December 26, 2018. Due to its special purpose, the aforementioned financial statements are not required to be comparative with the year 2017.

2.	Regulations, Main Accounting Policies, and Practices

2.1.	Regulations

Declaration of Compliance and Regulatory Framework

The consolidated financial statements of Promotora and its Controlled Companies as of December 26, 2018 have been prepared in accordance with the International Financial Reporting Standards (hereinafter IFRS) issued by the International Accounting Standards Board (IASB).

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

This table lists new currently effective standards that are required to be adopted in annual periods beginning on January 1, 2019 and forthcoming requirements that are required to be applied for annual periods beginning after January 1, 2020 and that are available for early adoption in annual periods beginning on January 1, 2019.

F-157	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

New currently effective requirements and forthcoming requirements

Effective date	New standards or amendments

January 1, 2019	• IFRS 16 Leases

• IFRIC 23 Uncertainty over Tax Treatments

• Prepayment Features with Negative Compensation (Amendments to IFRS 9)

• Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

• Plan Amendment, Curtailment, or Settlement (Amendments to IAS 19)

• Annual Improvements to IFRS Standards 2015-2017 Cycle – Various standards.

January 1, 2020	• Amendments to References to Conceptual Framework in IFRS Standards

• Definition of a Business (Amendments to IFRS 3)

• Definition of Material (Amendments to IAS 1 and IAS 8)

January 1, 2021	• IFRS 17 Insurance contracts

IFRS 16 Leases

IFRS 16 was issued in January 2016. It introduces a lease accounting model within the consolidated statement of financial position. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities applying IFRS 15 on or before the initial application date of IFRS 16. The Group has not early adopted this standard. The impact of such transition will be recognized in equity beginning January 1, 2019.

The Group has assessed that this standard will mainly affect the accounting of its operating leases. As of December 31, 2018, the Group has non-cancelable operating lease commitments mainly related to rental services of its administrative offices and commercial headquarters for amounts of less than $1,462,431. In 2019 the Group used the cumulative effect approach and estimated the amount of right-of-use assets for $1,462,431, lease liabilities for $1,462,431 that was recognized on January 1, 2019, when adopting this new standard.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 Income taxes are applied when there is uncertainty over income taxes.

F-158	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Under IFRIC 23, uncertain tax liabilities or assets are recognized applying the definition of liabilities or assets for current or deferred taxes according to IAS 12. Therefore, those tax balances are presented as current or deferred tax assets or liabilities.

If there is uncertainty about an income tax treatment, then the companies consider whether it is probable that a tax authority will accept the companies’ tax treatment included or planned to be included in their tax filing. The underlying assumption in the assessment is that a tax authority will examine all amounts reported and will have full knowledge of all relevant information.

The accounting of interests and penalties are not specified under IAS 12 or IFRIC 23. The companies determine if an interest or a penalty itself meet the definition of income tax to apply IAS 12; if not, it is accounted under IAS 37.

The Group has assessed the impact of these regulations as of January 1, 2019, and has determined that no impact needed to be recognized derived from the IFRIC 23.

Annual Improvements to IFRSs 2015-2017 Cycle (Amendments to IFRS 3, IFRS 11, IAS 12, and IAS 23)

The following amendments are included in this improvement cycle:

•

Previously held interest in a joint operation (amendments to IFRS 3 Business Combinations): Establishes that, when a party to a joint arrangement obtains control of a business that is a joint operation and has rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages, and the acquirer shall remeasure its entire previously held interest in the joint operation.

•

Previously held interest in a joint operation (amendments to IFRS 11 Joint Arrangements): Establishes that, when a party to a joint operation that is a business does not retain joint control in the joint, the entity can obtain the joint control. In this case, previously held interest in a joint operation will not be remeasured.

•

Consequences in the income tax as a result of payments in financial instruments classified as equity (amendments to IAS 12 Income Taxes): This amendment states that an entity shall recognize the effects of dividends on income tax as defined in IFRS 9. The effects will be recognized in the consolidated statement of profit or loss, other comprehensive income or directly in the equity, according to their origin.

•

Borrowing costs eligible for capitalization (amendments to IAS 23 Borrowing Costs): This amendment states that in order to determine the capitalization rate the entity shall exclude from this calculation borrowings made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. The amendments are effective from annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Group assessed the impacts of such amendments and no significant impacts were identified.

2.2.	Basis for the preparation and presentation of the Financial Statements

Functional and Presentation Currency

The functional currency of Promotora and its Controlled Companies of a Colombian nature is the Colombian Peso; since it is the currency of the main economic environment in which the companies operate.

F-159	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The functional currency of Pro Med Las Américas LLC is the US dollar since it is the currency of the main economic environment in which the company operates.

The presentation currency of the consolidated financial statements is the Colombian Peso and its figures are expressed in thousands of pesos.

Basis of Accruals and Measurements

Transactions are recorded under the principle of accrual and the Financial Statements have been prepared on the basis of historical cost, except for certain assets and liabilities that are measured at amortized cost or at fair value.

The Historical Cost is the amount of cash or cash equivalent paid for an asset at the time of its acquisition or construction, or fair value when a commercial exchange occurs.

The Amortized Cost is the amount for which initially an asset or a liability is measured; less the capital payments that would have occurred, more or less the accumulated amortization, using the effective interest method, of the difference between the initial amount and the amount at maturity and less any reduction in the value for impairment or incapability of collection that would have been recognized.

Fair Value is the price that would be received for selling an asset or paid for transferring a liability in an untrained transaction between market participants at the date of measurement.

Estimates and Significant Accounting Judgments in the Preparation of Financial Statements

The preparation and presentation of the Financial Statements under IFRS, requires the use of estimates and judgments by the Administration, to determine the value of the assets and liabilities in the consolidated financial statements when it is not possible to obtain said value from other sources. Actual results may differ from those estimates.

These estimates and judgments are performed based on experience, historical facts, and expectations about the results of future events. While it is true that these hypotheses are done as accurately as possible, following the provisions of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), any changes that must be made in the future to the estimates made will be executed. prospectively from that moment, recognizing the effect of the change in the income statement for the corresponding period.

The estimates and significant judgments made by Promotora and its Controlled Companies to determine the value of some assets and liabilities in the consolidated financial statements are:

•	Evaluation of the existence of indicators of impairment of assets and valuation of assets to determine the existence of impairment losses.

•	The useful life and residual values of property, plant, and equipment.

•	Statistics used to measure the fair value of accounts receivable and revenue from ordinary activities.

•	Statistics used to measure the fair value of accounts payable and the costs and expenses of the operation.

•	The probability of occurrence and the value of liabilities of uncertain or contingent values.

•	The recoverability of deferred tax assets.

F-160	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Concept of Materiality in the Preparation of Financial Statements

An economic fact is material when, due to its nature or amount, its knowledge or ignorance, taking into account the circumstances surrounding it, can significantly alter the economic decisions of the users of the information.

In preparing the financial statements, materiality, for presentation purposes, it was determined that 5% would be applied in relation to total assets, liabilities, working capital, equity, and profit or loss for the year, as appropriate.

All important economic events that occurred during the years 2018 have been disclosed in the consolidated financial statements.

Classification of Assets and Liabilities in Current and Noncurrent

An asset is classified as a current asset when it is held primarily for trading purposes or it is expected to be realized within a period not exceeding one year after the reporting period. Other assets are classified as noncurrent assets.

A liability is classified as a current liability when it is held primarily for trading purposes or is expected to be settled within a period not exceeding one year after the reporting period. Other liabilities are classified as noncurrent liabilities.

Changes in Accounting Policies

An accounting policy will only be changed if such a change is required by another IFRS or leads to the financial statements providing more reliable and relevant information on the effects of transactions that affect the financial situation, financial performance or cash flows.

A change in accounting policy will be treated as follows:

If the change in the policy is voluntary, the initial balances of each component will be adjusted, affecting the equity for the oldest of the previous periods presented, as if the new policy had always been applied (retroactive application), unless its application is impracticable.

If the change in the policy is derived from the initial application of a new IFRS, the entity will observe the specific transitional provisions in the IFRS, if the new IFRS does not have transitional provisions, the application will be retroactive, unless its application is impracticable, in this case will be done prospectively with due disclosure.

If the application of the IFRS is made in advance, it will be taken as if it were a policy change by the initial application of a new IFRS.

Changes in accounting estimates will be recognized prospectively affecting the profit or loss of the current and future periods.

The material errors of previous periods will be corrected, retroactively, in the first financial statements formulated after they have been discovered, restating the comparative information for the previous period or periods in which the error originated; unless it is impracticable to determine which period it derives from.

Events after the reporting period

All events, whether favorable or unfavorable, that have occurred between the end of the reporting period and the date of authorization of the financial statements for publication will be considered.

F-161	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The amounts recognized in the financial statements will be adjusted to reflect the incidence of the events that occurred after the period reported that lead to adjustments.

The amounts recognized in the financial statements will not be adjusted, to reflect events that occurred after the reporting period, that do not imply adjustments.

The entity will not elaborate its financial statements on the current business hypothesis if the management determines, after the reporting period, that it intends to liquidate the company or cease its activities, or that there is no other alternative realistic to do it.

2.3.	Main Accounting Policies

The main accounting policies implemented in the Las Americas Business Group are described below, in accordance with current regulations:

(a)	Conversion of transactions and balances in foreign currency

Transactions in a foreign currency are recorded in pesos at the Representative Market Exchange Rate certified by the Financial Superintendence of Colombia on the date of the transaction. The Exchange Rate used as of December 26, 2018, was $ 3,285.51 (in pesos), per dollar.

The balances of assets and liabilities in foreign currency are translated at the current exchange rate of the functional currency at the closing date of each period against the statement of comprehensive income. The difference in exchange is attributable to asset acquisition costs when said assets are under construction or installation and until they are in conditions of use.

The difference in exchange originated in the restatement to foreign currency of investments abroad, is recorded as a greater or lesser value of equity and when the investment is effectively made, the adjustments for exchange differences that have been recorded in equity will affect the profit or loss of the period.

(b)	Cash and cash equivalent

Cash and cash equivalents include money available in cash and banks and high liquidity investments, easily convertible into a certain amount of cash.

Cash and cash equivalents will be measured initially at cost and subsequently at fair value. Variations in fair value will be recognized in the income statement.

Bank overdrafts are classified in the consolidated statement of financial position as current financial liabilities.

The Group will disclose the components of cash and cash equivalents and will present a reconciliation of the amounts of its Statement of Cash Flows with the equivalent items reported in the Statement of Financial Position.

Additionally, any significant amount of its cash balances and cash equivalents that are not available for use by the Company or the Group to which it belongs will be disclosed in the financial statements, accompanied by a comment from management.

F-162	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(c)	Financial Assets

A financial asset must be recognized in the Statement of Financial Position when, and only when, it becomes part of the contractual conditions of the instrument. A conventional purchase or sale of financial assets on the date of contracting must also be recognized.

At the time of initial recognition, financial assets should be classified into one of the following categories:

•	Amortized cost

A financial asset measured at amortized cost will be classified if both of the following conditions are met:

1)	The asset is maintained within a business where the objective is to maintain it to obtain contractual cash flows and,

2)	The contractual conditions of the financial asset give rise, on specific dates, to cash flows that are only payments of capital and interest on the value of the outstanding capital.

Capital instruments (shares or social shares) in other entities cannot be measured at amortized cost.

•	Fair value

A financial asset should be classified as measured at fair value unless measured at amortized cost.

•	Fair value through profit or loss

A financial asset may be irrevocably designated as measured at fair value with changes in profit or loss when this eliminates or significantly reduces any inconsistency in the measurement or recognition, that is when there is accounting asymmetry.

•	Fair value through equity

In its initial recognition, the company may make an irrevocable choice to present inequity within Other Comprehensive Income, subsequent changes in the measurement at the fair value of an investment in a capital instrument of another entity that, being within the scope of this policy is not maintained to negotiate.

If the company chooses this, it must recognize in the profit or loss of the period the dividends from that investment when the right to receive payment of the dividend is established, in accordance with the income policy.

Changes in fair value recognized in equity should never be recognized or transferred to the profit or loss of the period.

All financial assets should be measured at fair value, which is normally the price of the transaction, that is, the fair value of the consideration paid.

After the initial recognition, a financial asset should be measured according to its initial classification at fair value or amortized cost.

The impairment requirements must be applied to the financial assets measured at amortized cost.

Investments made in equity instruments of companies where there is no control will be initially recognized at fair value and, subsequently, measured at fair value with changes in equity.

F-163	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(d)	Accounts Receivable

An account receivable must be recognized when it becomes a binding party (acquires rights), according to the contractual terms of the operation, which happens at the time the service is provided, a sale is made, or a loan is disbursed.

The Company includes in this category, trade accounts receivable, related economic and other accounts receivable, which are expressed at the original value of the transaction equivalent to future economic benefits that will flow to the company.

After their initial recognition, these accounts receivable are measured at amortized cost, calculating the net recoverable present value and the respective financial income generated in subsequent periods. For the purpose of recognizing accounts receivable at amortized cost, the management works with statistics of historical percentages of collections per customer.

Additionally, in order to adjust the portfolio to the recoverable fair value, they are recorded as a lower value of accounts receivable, the historical percentage of accepted glosses and the historical percentage of discounts taken by our customers.

At the end of each period, Promotora and its Controlled Companies review the risk associated with accounts receivable from customers and other debtors, in order to determine the probability of loss to be able to recognize the respective impairment loss.

(e)	Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries are those in which the control and power to govern financial and operating policies are exercised in order to obtain economic benefits. The company classified as subsidiaries the companies that met the characteristics to be considered as controlled entities.

Investments in associates are those in which significant influence is exercised with participation in financial decisions and policies, without having control or joint control.

Joint ventures are those agreements, where it is agreed to jointly control significant financial decisions and policies, and there is interest in the entity’s net assets.

Investments in subsidiaries, associates and joint ventures will be initially recorded at cost and their carrying amount will be increased or decreased, to recognize the portion that corresponds to the investor in the profit or loss of the year obtained by the investee after the acquisition. Dividends received will decrease the carrying amount of the investment.

Adjustments must also be made to recognize the changes suffered by the investee’s equity, such as asset revaluation, exchange differences recorded in equity, among others.

All adjustments for equity variations will be recorded against equity.

The investment will be administered using the equity method, except when:

•	The investment is classified as held for sale in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations).

•

The exception to paragraph 10 of IAS 27 (Separate Financial Statements), which allows a parent, who also has investments in an associate, not to prepare consolidated financial statements is applicable.

F-164	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

•	All the following conditions apply:

•

The investor is a subsidiary without minority shareholders or minority shareholders who have been informed that the parent will not present consolidated financial statements and have not raised objections to it;

•	The liabilities or equity instruments of the investor are not traded in a public market;

•	The investor does not register or is in the process of registering its financial statements with a securities commission or other regulatory organization, in order to issue financial instruments;

•	The ultimate parent, or some intermediary, prepare consolidated financial statements available to the public that comply with the International Financial Reporting Standards;

•	These investments are accounted for in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations).

The investor will cease to apply the equity method from the date on which its significant influence on the associate ceases and will count the investment from that moment in accordance with IAS 39 (Financial Instruments: Recognition and Measurement).

When applying the equity method, the most recently available financial statements of the associate will be used. When the end of the year reported by the investor and the associate is different, the associate will prepare, to be used by the investor, financial statements referred to the same dates as those of the latter, unless it is impracticable to do so.

The financial statements of the investor will be prepared by applying uniform accounting policies for transactions and other events that, being similar, have occurred under similar circumstances.

If an associate applies different accounting policies than those adopted by the investor, for transactions and other similar events that have occurred in similar circumstances, appropriate adjustments will be made, in the financial statements of the associate that the investor uses to apply the equity method, in order to ensure that the associate’s accounting policies correspond to those used by the investor.

Once the equity method has been applied, the investor will apply the requirements of IAS 36 (Impairment of Assets) to determine if it is necessary to recognize additional impairment losses with respect to the net investment in the associate.

As of the amendment of August 2014 to IAS 27 (Separate Financial Statements) and in accordance with Decree 2496 of December 23, 2015, investments in subsidiaries are updated in the Separate Financial Status Statement of Promotora, by the equity method. The application of this amendment is applied in advance and is revealed as a change in accounting policy in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors).

(f)	Advances

They usually correspond to monies given to suppliers and creditors for the purchase of inventories, properties, plant, and equipment, for the provision of services or to nationalize imported goods. These items do not meet the requirements of IAS 39, to be presented as debit balances because there is no right to receive money or an active financial instrument. For advances made in the purchase of property, plant, and equipment, inventories, or other types of assets, the company must classify them in a sub-account associated with the specific concept that generated said advance, that is, within the heading of property, plant, and equipment, inventories, intangibles, etc.

F-165	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

If there are advances for expenses, for example, for travels, they do not meet the requirement of being a debit balance and, therefore, must be reclassified as an expense, if they were already made.

(g)	Inventories

Inventories represent physical goods destined for sale or the provision of services in the normal course of business, as well as those that are in the process of production or that will be used or consumed in the production of others that will be sold.

Inventories will be recognized as assets that:

•	They are maintained for the supply to patients and for internal consumption in the provision of health services, such as medicines and medical devices (Pharmaceutical Service).

•	They are available for sale to the public.

•	They are used in some process of preparation of dose or nutrition.

Inventories should be measured at cost or net realizable value, the lowest between them.

The cost includes all expenses paid for their acquisition and transformation, necessary to place them in the situation of consumption or sale, such as:

•	Purchase price: according to the invoice from the supplier.

•	Import tariffs: in case of importation of inventories.

•	Insurance on imports, provided they are mandatory.

•	Transportation: when this concept applies.

•	Storage: necessary for the production process or for the provision of services, it must be determined by the area destined for it.

•	Identify the equipment used in unit doses or doses other to assign depreciation costs to unit doses.

•	Commercial, financial, volume discounts, bonuses, rebates obtained during the purchase process will be deducted in the acquisition price determination; these will not be income.

Purchases of inventories will be recognized when the entity assumes the risks and advantages over them; that is, the different purchasing modalities must be evaluated in order to determine the moment of recognition of the inventory, modalities such as merchandise on consignment, osteosynthesis material for surgeries, among others.

Inventories are recorded at the average cost by the Perpetual inventory system. At the end of each period, proof of impairment or loss of inventory value is made. In the event of such deterioration or loss of value, inventories are adjusted against profit or loss.

The advances granted on inventory purchases shall be presented within said item as inventories in transit, in an independent sub-account for the purposes of controlling the advances granted.

Inventories in transit are recorded at the value of the goods plus the costs and expenses incurred until they are placed in conditions of use.

F-166	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(h)	Property, plant and equipment

All property acquired with the company’s own resources or through leasing contracts necessary for the development of the company’s corporate purpose, which will generate future income, will be recognized as Property, plant and equipment.

Properties, plant and equipment must be recognized when the following conditions are met:

•	Future economic benefits associated with the Property, plant and equipment will flow to the company.

•	The cost of Properties, plant and equipment can be measured reliably.

•	It is expected to be used for more than one fiscal year.

•	It is not intended to be used for sale (inventory) within the company’s ordinary activities.

The spare parts and accessories will be recorded as inventories and will be recognized in the income statement of the period in which they are consumed.

Important spare parts and permanent maintenance equipment, which are expected to be used for more than a fiscal year, in medical and biomedical equipment, such as X-ray tubes, must be treated as rotatable elements and must be capitalized, but the net value of the spare part to be replaced must be removed from the books.

The replacement assets (movables in storage) stored, that can only be used in relation to a certain fixed asset, will be recorded as property, plant and equipment.

The assets acquired for security, environmental management, among others, that are not directly linked to the operation, but that are required for the entity to obtain the economic benefits derived from the rest of the assets, will be considered Property, plant and equipment and will recognize and recorded as such.

The technical areas that operate the assets and the maintenance department should analyze the assets to separate them into their most significant parts; to do this, they must verify if they meet the following conditions:

•	Said part or component of the asset is indispensable for its operation, and

•	Its cost, considered individually, is significant compared to the total value of the asset.

For the parts or components that meet these two conditions, the following must be defined:

•	The fair value at the beginning of the asset.

•	The current fair value.

•	The initial total useful life.

•	The remaining life of each of those parts or components.

To consider the recognition of an element such as Property, plant and equipment, it must be analyzed that the goods to be acquired are destined for production, commercialization, management of the business or that they are required for operations or maintenance; that is, the functionality of the good to be acquired must be analyzed.

The additions or improvements made on the assets should be capitalized as a greater value of them, provided that they increase their useful life, expand the productive capacity and operational efficiency of the them; or correspond to a separate component of the main asset fully identified from the beginning of the operation of the parent asset.

The depreciation of the Properties, plant and equipment will begin when they are in condition of use unless the depreciation method is based on the use of the asset and will be calculated using the linear method based

F-167	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

on usage, taking into account variables such as location, use or destination, to allocate their costs to their residual values over their estimated useful technical lives.

The useful life of the properties, plant and equipment will be defined in the terms that such assets are expected to bring economic benefits to it.

The useful lives assigned to each asset are defined by the department in charge of its administration.

The useful life and residual value of the assets are estimates that will be reviewed, at a minimum, at the end of each annual period and, if expectations differ from previous estimates, the changes will be recorded as a change in an accounting estimate.

The depreciation of some biomedical assets will be calculated according to statistics that allow it to be determined, and will be done by components, whenever possible, in accordance with the studies that the engineering and maintenance department carries out for this purpose. The rest will be depreciated by the straight-line method.

Additions to the Property, plant and equipment must be depreciated for the remaining useful life of the main asset or of the component as such, whichever is less.

The depreciation charge of each period will be recognized in the profit or loss of that period.

The lands have an unlimited life; therefore, they do not depreciate.

The Companies revalued their main assets on the date of their opening Statement of Financial Position and chose such revaluation as the attributed cost of their property, plant and equipment, eliminating the accumulated valuations according to local regulations and adjusting the new useful lives with technical criteria estimated as follows by group of assets:

GROUP	ESTIMATED USEFUL LIFE (IN YEARS)
Buildings	80 to 100
Scientific and Medical equipment	6 to 12
Machinery and equipment	8 to 15
Furniture and fixtures	8 to 15
Office equipment	4 to 8
Computer and Communication equipment	4 to 8
Hotel and Restaurant equipment	8 to 12

The groups of land and buildings are recorded by the revaluation method and the other groups by the cost method.

At the end of each reporting period, it will be evaluated if there are indications that an element or group of elements of property, plant and equipment has been impaired if there is any indication of that, the recoverable amount of the element or group of elements and recognize the deterioration against profit or loss.

(i)	Investment properties

Investment properties should be recognized as an asset when it is probable that future economic benefits associated with said investment property will flow to the company and the cost of the investment property can be measured reliably.

F-168	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The properties that are comprised of a part that is used to generate income or capital gains and another part that is used in the production or supply of goods and services, should be recorded separately whenever it is possible to separate them reliably.

An investment property must initially be measured at cost, which includes: the purchase price and all costs directly attributable to the investment property (professional fees for legal services, property transfer taxes, among others).

Subsequent measurement of all the investment properties must be carried out at fair value (which will reflect market conditions at the end of the reporting period), and the property will not be subject to depreciation; unless there is a rebuttable presumption that the entities will be able to determine, in a reliable and continuous manner, the fair value of each investment property; when similar transactions are not frequent in the market, and other ways of estimating fair value cannot be available, cases in which investment property can only be measured by applying the cost model provided in IAS 16 (Properties, Plant and Equipment) and therefore, investment property will be subject to depreciation.

(j)	Noncurrent assets held for sale and discontinued operations

Assets (or groups of disposable assets) whose value is to be recovered mainly through sale, instead of use, must be classified as available for sale.

The exchange for other assets must be assimilated for sale, provided that a commercial transaction is underlying in the asset exchange operation.

In order to classify an asset or disposable group of assets as available for sale, the following criteria must be met:

•	The asset must be ready to be sold in its current conditions (that is, immediately, only subject to terms that are customary in the operations of selling assets of a similar nature) and,

•	The sale is highly likely to happen. The asset must be sold no later than the year following its classification as an asset available for sale.

The following circumstances should be considered to consider the sale as highly probable:

•	There is a commitment from the company and a plan to proceed with the sale.

•	The search for a buyer is already underway and the necessary actions to carry out the sales plan have been initiated.

•	A sales price has been set that is reasonable in relation to the market value of the asset.

•

It is foreseeable that the sale will be made in a period not exceeding (12) twelve months (from the date of its classification) and the actions carried out to execute the sales plan make significant changes in it or likely not to happen.

The intention of selling an asset (or group of assets) is not enough to classify it as available for sale.

Those assets that are to be abandoned should not be classified as assets available for sale.

The company should not consider a fixed asset that is temporarily deprecated as abandoned or as an asset available for sale, for on this type of assets IAS 36 (Impairment of the assets) must be applied and, therefore, the possible loss due to impairment of value should be evaluated.

Property, plant and equipment and intangible assets, once classified as held for sale, are not subject to depreciation or amortization, only to the evaluation of impairment.

F-169	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

For discontinued operations, the profit or loss after taxes recognized by measurement at fair value less costs of sales, including income from ordinary activities, expenses and the profit or loss before taxes must be disclosed in the income statement; income tax expense related to income from ordinary activities and discontinued operations, and the result recognized by the measurement at fair value less costs of sale, or by the disposition of the assets that constitute the discontinued operation.

The profit or loss of discontinued operations may be presented in a separate section of the income statement, identified as discontinued operations.

The net cash flows attributable to the operation, investment and financing activities of the discontinued operations will be presented separately.

(k)	Leases

Leases should be classified based on the extent to which the risks and rewards, derived from ownership of the asset, affect the lessor or the lessee. Such risks include the possibility of losses due to idle capacity or technological obsolescence, as well as variations in performance due to changes in economic conditions.

The benefits may be represented by the expectation of a profitable operation throughout the economic life of the asset, as well as by a revaluation gain or by a realization of the residual value. Therefore, the company must classify a lease as financial when it substantially transfers all the risks and rewards inherent to the property and as operational when it is not a financial lease, that is, not substantially all the risks and rewards inherent to the property are transferred.

The classification of a lease agreement must be made at the beginning of it. If at any time the lessor and the lessee agree to change the conditions of the contract and such changes give rise to a different classification of the contract, then the modified agreement should be considered as a new lease agreement with new stipulations and should be classified as appropriate.

Changes in estimates or in other non-essential circumstances will not result in a new classification of the lease for accounting purposes.

A financial lease must be recognized when one of the following conditions is met:

•	The property is transferred to the lessee at the end of the lease term.

•

The agreement has a favorable purchase option. It is understood that there is a favorable purchase option when the lessee has the right to acquire the asset for a value that is much lower than the fair value on the date of exercise of the option; which makes it foresee with reasonable certainty that the option will be exercised at a specific time.

•

The lease term covers most of the economic life of the asset (even if the property is not transferred at the end of the operation). It is understood that this option is met when the minimum lease term represents 90% or more of the economic life of the leased asset.

•

The value of the lease is equivalent to almost the entire value of the asset object of the operation. It is understood that this option is met when, at the beginning of the lease, the present value of the minimum payments is at least equivalent to 90% of the fair value of the leased asset.

•	The leased assets are of such a specialized nature that only that lessee has the possibility of using them without making important modifications to them.

•	The lessee has the possibility of cancelling the lease, and the losses suffered by the lessor as a result of the cancellation would be assumed by the lessee.

F-170	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

•	Profits or losses arising from fluctuations in the fair value of the residual value fall on the lessee.

•

The lessee has the possibility of extending the lease for a second period, with lease installments that are substantially lower than the usual ones in the market (favorable renewal option). The existence of a favorable renewal option can be considered for the duration of the agreement.

Given the conditions to classify a leased asset as a financial lease, Promotora, based on its history and reality, and based on conditions three and four, defined above, classified all leased areas to its related companies within the category of financial lease, recognizing such situation in the opening financial statements of both Promotora and its related companies.

(l)	Intangibles

An intangible asset will only be recognized if it is probable that future economic benefits attributed to it will flow to the entity and the cost of the asset can be reliably valued.

An item must be recognized as an intangible asset if:

•	It is recoverable: it should be taken into account future economic benefits, include income, associated with ordinary activities from:

-	The sale of products or services.

-	The savings of costs.

-

Other benefits that result from the use of the intangible asset by the entity, for example, the use of intellectual property in a production process can reduce future costs instead of increasing future revenues. However, these intellectual properties have to be protected locally.

The ability of the company to control the future economic benefits of an intangible asset normally arises from legal rights that are enforceable in court. In the absence of legal rights, it is more difficult to demonstrate control.

•

There is control: that is, the company must take into account that it controls an asset whenever it has the power to obtain future economic benefits that come from the resources that underlie in it and also if it can restrict the access of third parties to those benefits and that the cost of the asset can be measured reliably.

In the case of technical and market knowledge that may give rise to future economic benefits, the Company can control these assets if, for example, it has that knowledge protected by legal rights such as intellectual property, the restriction of commercial agreements or by a Legal delegation of employees to maintain confidentiality.

•

It is identifiable: The companies in the Group must verify whether the intangible asset can be separated, if it can be split from the entity and sold, transferred, given in operation, leased or exchanged; or arises from contractual rights or other legal rights, regardless of whether these rights can be transferred or separated from the entity or from other rights or obligations.

If it does not meet these three conditions, it should be treated as an expense.

Intangible assets acquired separately must be measured at the time of initial recognition at cost, which must include all expenditures directly attributable and necessary to create, produce and prepare the asset so that it can operate in the manner provided by management.

F-171	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

For the measurement after the initial recognition, the cost model will be used, which includes the acquisition cost less accumulated depreciation and the accumulated amount of losses due to impairment.

(m)	Prepaid expenses

Expenses paid in advance will be recognized as long as:

a)	It is likely that any associated future economic benefits will flow to the entity; and

b)	It can be measured reliably.

Expenses paid in advance are measured at the cost of acquisition and transferred to profit or loss in the period during which the services are received, supplies are consumed, or the benefits of payment made in advance are obtained.

The amortization will be reflected by means of a systematic and rational method always associated with the validity of the contractually agreed benefit, it is generally the straight-line method.

Expenses paid in advance mainly include monetary items such as insurance premiums that are amortized based on the term of the respective contracts.

(n)	Impairment of assets

Companies must ensure that their assets are accounted for at a value that does not exceed their recoverable value, that is, that their book value does not exceed that which can be recovered through continuous use or sale. If this is the case, an impairment loss of the value of the said asset must be recognized.

It must be evaluated at each closing date of the Statement of Financial Position or at any time when there are indications if there is any impairment in the value of the assets. If such an indication exists, the company must estimate the recoverable value of the asset or the Cash-Generating Unit.

The book value of an asset or cash-generating unit should be reduced until it reaches its recoverable value if, and only if, this recoverable value is less than the book value. The impairment loss must be recognized immediately in the income statement.

When the estimated value of an impairment loss is greater than the carrying amount of the asset with which it relates, the company will recognize a liability if, and only if, it were obligated to do so by another standard.

The depreciation or amortization charges of the asset in future years should be adjusted after the recognition of a loss due to impairment of value, this in order to distribute the revised book value of the asset, less its eventual residual value, in a systematic way to throughout its remaining useful life.

(o)	Financial liabilities

A financial liability should be recognized in the Statement of Financial Position when, and only when, it becomes part of the contractual clauses of the instrument.

Companies must recognize separately the components of an instrument that generates a financial liability for the company and grant an option to the holder of the instrument to convert it into an equity instrument of the company.

Companies should initially measure financial liabilities at their fair value, which is normally the price of the consideration received.

F-172	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Companies must, at the time of the initial recognition, classify financial liabilities into one of the following categories:

Financial liabilities at amortized cost

All financial liabilities should be classified as measured subsequently at amortized cost using the effective interest method, except: financial liabilities that are recorded at fair value through profit or loss; financial liabilities arising from a transfer of financial assets that do not meet the requirements for derecognition; financial guarantee contracts and commitments to grant a loan at an interest rate lower than that of the market.

For liabilities that arise from transfers of assets that do not meet the requirements for derecognition, the company must recognize the liability associated with the consideration received when it continues to recognize a transferred asset.

•	Financial liabilities at fair value through profit or loss

A financial liability should be irrevocably designated as measured at fair value with changes in profit or loss when any inconsistency in the measurement or recognition is eliminated or significantly reduced, that is, when there is accounting asymmetry; or a group of financial liabilities or a group of financial assets and liabilities is managed and its performance is evaluated on the basis of fair value, in accordance with a documented investment or risk management strategy, and information on that group is provided internally.

The balances expressed in foreign currency must be updated monthly, due to differences in exchange rates. The value of the difference due to exchange rates associated with the principal must be charged against the profit or loss of the year.

Profits and losses related to changes in the carrying amount of a financial liability will be recognized as income or expenses in profit or loss.

Companies must measure, after the initial recognition, the financial liability according to their initial classification, as follows:

•	Financial liabilities at amortized cost

After the initial recognition, the company must measure its liabilities at amortized cost using the effective interest rate method.

The amortized cost of a financial liability should be the amount at which the financial liability is initially measured; more or less capital refunds; or the accumulated amortization, using the effective interest method of any difference between the initial amount and the amount at maturity.

In calculating the effective interest rate, the company estimates the cash flows taking into account all the contractual conditions of the financial liability. The calculation includes all expenses paid or received between the parties that are an integral part of the contract, as well as transaction costs, and any other premium or discount.

If the instrument includes a payment in advance option, it should be considered in the cash flows.

If the estimated future flows have changed, a new book value is calculated by calculating the present value of the new estimates of future cash flows using the effective interest rate of the initial recognition. The adjustment to the book value is recognized immediately in profit or loss.

The value of the financial liabilities must be adjusted monthly to the amortized cost taking into account the accrual of the interests at the effective interest rate and the interest and capital

F-173	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

payments. In any case, the adjustments will be fully amortized at the expiration of the financial instrument.

•	Financial liabilities at fair value through profit or loss

Companies must present a profit or loss in a financial liability designated as at fair value with changes in profit or loss as follows:

1)	The change in fair value resulting from changes in the credit risk of that liability must be presented in the equity within the other comprehensive income, and

2)

The remaining value in the change in the valuation of the liability should be presented in the profit or loss unless the treatment of the effects of the changes in the credit risk of the liability creates or expands an accounting mismatch in the profit or loss, therefore, if such mismatch occurs, all profits or losses, including the effects of changes in the credit risk of that liability, must be recognized in the income statement.

Despite the requirements set forth above, companies must present in the income statement all profits and losses on loan commitments and financial guarantee contracts that have been designated as at fair value with changes in profit or loss.

Financial liabilities correspond to the sources of financing obtained by the Company through bank loans and bond issues, accounts payable to suppliers and creditors. Bank loans and bond issues are initially recognized at fair value, having deducted the transaction costs. The difference between the amount received and its principal value is recognized in the profit or loss of the period during the amortization period of the financial obligation, using the effective interest rate method.

Accounts payable are financial instruments, which generate the obligation to make a payment with cash or another financial instrument, this happens as consideration for a service received or an asset acquired.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest method. For the purpose of determining the amortized cost, statistics of the historical percentage of payment to the suppliers of goods and services are calculated.

(p)	Current and deferred income tax

Taxes payable represent obligations to transfer to the State or to some of the entities that it comprises, amounts of cash that do not give rise to any direct consideration.

The income tax expense for the period includes the current and deferred income tax and the CREE income tax. Said tax is recognized in the Statement of Comprehensive Income, except in the case of items that are recognized directly in equity, where the net tax items must be recorded.

The deferred income tax is calculated by the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their respective values shown in the financial statements. The deferred income tax is determined using tax rates in effect as of the date of the Statement of Financial Position and which is expected to be applicable when the deferred income tax asset is incurred or the tax on the passive income is paid.

At the date of the reporting period, a deferred tax asset and liability must be assessed, which should reflect the tax consequences of the estimates in relation to the recovery or liquidation of the carrying amount of its assets and liabilities. Deferred tax assets and liabilities should not be subject to financial discounts.

The deferred income tax asset and liability will be classified in the statement of financial position as a noncurrent item.

F-174	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(q)	Employee Benefits

The Companies recognize the cost of all employee benefits, to which they are entitled as a result of services rendered to them during the reporting period, as an expense, unless it is within the scope of the policy of inventories or property, plant and equipment; and as a liability, after deducting amounts that have been paid directly to employees or as a contribution to an employee benefit fund.

In their recognition, the benefits and wages payable to employees are initially measured at the net value of the consideration for the services provided to it, deducting any contribution to special funds that benefit employees.

Short-term benefits are recognized at least once a month (depending on the method of payment) to the extent that employees provide the service, for the value established by law, resolutions, or in individual agreements with the Company, regardless of the date the disbursement is made.

These will be measured by the total value owed, which processes as the amount payable established between the parties, at the time of recognizing the liability. They will be measured by the value established between the parties in accordance with the labor regulations in force in Colombia and subsequent rules, conventions or internal conventions.

(r)	Provisions, contingent assets, and contingent liabilities

The Companies must recognize a provision when, at the date of the Statement of Financial Position, it is possible to reliably estimate the amount of the obligation.

If a provision arises due to a decision of the Management, it will not be recognized unless that decision has been communicated to those affected, specifically, before the date of the Statement of Financial Position. In any case, there must be a present obligation. There cannot be provisions for future expenses or investments.

Companies should not recognize a contingent liability; this will only be disclosed. Contingent liabilities may evolve in an unforeseen manner. Therefore, they must be continuously evaluated to determine whether an outflow of resources that incorporate economic benefits has become probable. It will then be necessary to recognize a provision in the financial statements of the period in which the change in the probability of occurrence was generated.

Provisions for contingencies for Medical Civil Liability and Labor processes must be recorded according to the technical concept of the responsible lawyer, who must assess each case as probable, eventual or remote. According to this classification, provision or disclosure must be recognized.

The estimated liabilities for services already received should be recognized as accounts payable.

An estimated liability or provision should be recognized, if the following conditions are met:

-	The company has a present obligation (legal or implicit) as a result of a past event.

-	It is likely that the company will have to part with resources that incorporate economic benefits to cancel such an obligation.

-	A reliable estimate of the amount of the obligation can be made.

(s)	Revenue received by third parties

The income received on behalf of third parties mainly includes monetary items corresponding to medical fees that are paid as the portfolio is recovered. In the beginning, it is recognized at the fair value of the transaction and subsequently at amortized cost, based on the historical collection percentage of the portfolio.

F-175	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(t)	Recognition of revenue from ordinary activities

Income includes the fair value of the amount collected or receivable for the sale of goods and the provision of services in the normal course of operations. The income from the services is recognized at the time they are provided when its amount can be measured reliably and it is probable that future economic benefits will flow to the company.

When companies receive payments in advance for the provision of services or for the delivery of goods in future periods, they must recognize a non-financial liability (deferred income) for the fair value of the consideration received.

The recognized liability must be transferred to income within the income statement, to the extent that the service is provided or the sale of the good is made. In any case, the recognized liability must be transferred to income in full, when the obligation of the company to deliver the goods or provide services for which the down payment was delivered is completed.

The amount of the income that arises from a transaction is generally determined by agreement between the company and the buyer or the user of the asset or service, through the arrangement of rates for each of the services that make up the portfolio.

For the companies, in almost all cases, the consideration is given in the form of cash or cash equivalent and the amount of revenue is the amount of cash or cash equivalents received or to be received. However, when the consideration is received in a period greater than six months, the fair value of such consideration could be less than the nominal amount of cash or cash equivalents to be received; therefore, the amortized cost method should be applied, discounting future flows at a market rate. The difference between the fair value and the nominal value of the consideration must be recognized as interest income during the estimated payment term.

For the purpose of recognizing the fair value of revenue from ordinary operations, the management works with statistics of historical percentages of collection per customer, historical percentages of accepted glosses and historical percentages of discounts taken by our customers. These statistics are recognized in the financial information as a lower value of revenue from ordinary operations.

Dividend income (ordinary or extraordinary) must be recognized on the date on which the company’s right to make payment enforceable arises, which may differ from that in which they are decreed: except for investments in associates that are updated by the equity method in accordance with the provisions of the investment policy; in which case, the dividends decreed form a lower value of the investment (equity method).

(u)	Recognition of costs and expenses

The Group recognizes its costs and expenses to the extent that economic events occur in such a way that they are systematically recorded in the corresponding accounting period (accrual principle).

(v)	Loan costs

As part of the cost of the assets, the costs for loans that are directly attributable to the acquisition, construction or production of an asset qualified as suitable, when they are likely to generate future economic benefits for the company and can be measured reliably, must be capitalized.

The costs of loans are those directly attributable to an asset, which could have been avoided if no disbursement had been made in the corresponding asset.

F-176	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Other costs for loans should be recognized as an expense in the period in which they were incurred.

(w)	Related parties

Promotora and its Controlled Companies disclose information with related parties, which includes members of the Board of Directors, members of the Senior Management and Related Companies.

(x)	Earnings per share

The Group must present in the Statement of Comprehensive Income, its earnings per share, basic and diluted, for the profit or loss of the period, attributable to the holders of the ordinary shares, as well as for those who have different rights to the distribution of earnings for the period. When information on activity in definitive or discontinued interruption is presented, the basic and diluted values per share corresponding to the said activity will be disclosed, either in the body of the income statement or in the notes to the financial statements.

Basic and diluted earnings per share will be presented, even if the amounts were negative (that is, losses per share).

The basic earnings per share are intended to provide a measure of the participation of each ordinary share of the parent in the performance that said entity has had in the reported period.

Basic earnings per share will be calculated by dividing the profit or loss of the period attributable to the holders of the shares, by the weighted average of the ordinary shares outstanding during the period.

The objective of diluted earnings per share is to give a measure of the participation of each ordinary share in the entity’s performance but taking into account the dilutive effects inherent in potential ordinary shares outstanding during the period.

To calculate diluted earnings per share, entities will adjust the profit or loss of the period attributable to holders of ordinary shares, for the net tax effect, of:

a)

The amount of dividends, or other items associated with potential ordinary shares with dilutive effects, has been deducted to obtain the profit or loss of the period attributable to the holders of ordinary shares of the parent.

b)	Any rights recognized in the period associated with potential ordinary shares with dilutive effects.

c)	Any other change in income or expenses for the period that may result from the conversion of potential ordinary shares with dilutive effects.

To calculate diluted earnings per share, the number of ordinary shares will be the weighted average of ordinary shares, plus the weighted average of ordinary shares that would be issued, in case of converting all potential ordinary shares with dilutive effects, into ordinary shares.

(y)	Cash flow statements

The Group must report cash flows using the direct method, according to which the main categories of collections and payments are presented separately in gross terms.

The statement of cash flows will inform about the cash flows during the period, classifying them by operating, investing and financing activities.

F-177	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The amount of cash flows from operating activities is a key indicator of the extent to which these activities have generated liquid funds, sufficient to repay loans, maintain the entity’s operating capacity, pay dividends and make new investments. without resorting to external sources of financing.

Cash flows from operating activities are mainly derived from transactions that constitute the main source of revenue for the entity’s ordinary activities.

Cash flows from investing activities represent the extent to which disbursements have been made for resources that are expected to produce income and cash flows in the future.

The separate presentation of cash flows from financing activities is useful when predicting cash needs to cover commitments with the capital suppliers to the entity.

Cash flows from transactions in a foreign currency will be converted to the functional currency of the company, applying to the amount in foreign currency, the exchange rate between both currencies at the date on which the cash flow occurred and will be presented in accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates).

Cash flows corresponding to both interests received and paid, as well as dividends received and paid, must be disclosed separately. Each of these items must be classified consistently, period by period, as belonging to operating, investing or financing activities.

Payments related to income tax must be disclosed separately and must be classified as cash flows from operating activities unless they can be specifically associated with investing or financing activities.

Cash flows generated in the acquisitions and sales of subsidiaries and other business units must be disclosed separately and classified as investing activities.

(z)	Determination of Fair Values

In relation to what was established in the determination of fair value; the Companies should classify the fair value measurement using the following hierarchy that reflects the importance of the variables used when making the measurement. The fair value hierarchy gives the highest priority to level one variables and the lowest priority to level three variables:

Level 1: Measurements that use observable variables (quoted prices) in active markets for identical assets are located at this level.

Level 2: Measurements that use variables other than the prices quoted at level one, and that are observable for the assets in a direct or indirect way, such as quoted prices of similar assets and liabilities, quoted prices of nonactive markets, interest rates, yield curves, volatilities, among other variables are located at this level.

Level 3: Measurements that use unobservable variables, that is, internal assumptions developed by the company, are located at this level.

In case a measurement uses variables of different levels, the measurement should be classified at the hierarchy level with the lowest priority.

F-178	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The hierarchies currently used by the Group are detailed below:

Financial assets not measured at fair value
Cash and cash equivalents	Financial assets at amortized cost	—
Trade accounts receivable	Financial assets at amortized cost	—
Other assets	Financial assets at amortized cost	—

Financial liabilities not measured at fair value
Loans and borrowings	Other financial liabilities	Level 2
Trade accounts payable	Other financial liabilities	—
Other accounts payable	Other financial liabilities	—

(aa)	Operating segments

An operating segment is a component of an entity:

•	That develops business activities from which it can obtain ordinary income and incur expenses.

•	Whose operating profit or loss are reviewed on a regular basis by the highest authority in the decision-making process of the company.

•	On which differentiated financial information is available.

Promotora and its Controlled Companies, for the purposes of reporting financial information, against the guidelines of IFRS 8 (Operating Segments), have a single segment of operation associated with the provision of health services in a comprehensive manner through the conformation of the Las Americas Business Group. The Senior Management regularly reviews the profit or loss of Promotora and each of the Companies that make up the Business Group.

3.	Administration and Risk Management

Promotora is implementing its own Integrated Risk Management model, which seeks to cover all businesses or companies belonging to Las Americas Business Group and from all administrative and hierarchical instances of the organization such as the Boards of Directors, the Committees of Audit and Operational areas, among others.

The model to be established seeks to integrate through a policy of Comprehensive Risk Management, different methodologies that are aligned such as ISO 31000, COSO Report and AMFE, which facilitate risk management in the different areas of the Business Group and the various issues that are handled, such as care and administrative, thus allowing the development of risk assessment and mitigation processes.

Promotora seeks that Risk management is conceived from Strategic Planning, the projects and each of the normal processes that are carried out on a day-to-day basis.

Currently, Promotora manages its risks from the execution of functions of the Board of Directors, the Audit Committee, the Fiscal Auditor, the Controller, and the Corporate Audit and everything related to the Quality Management System.

Operational risk

It is the possibility of incurring an interruption of the services provided as a result of deficiencies, inadequacies or failures in processes, human resources, internal technological systems, infrastructure, or

F-179	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

because of external events. Operational risk may include legal risk, considered as the potential loss due to non-compliance with legal, regulatory and contractual precepts, the issuance of unfavorable administrative and judicial decisions, the application of sanctions in relation to business lines, operations, and other activities carried out (such as lawsuits that affect the good name of the entity and its professionals, among others).

To mitigate this type of risk, Promotora has structured the following controlled systems and processes, which minimize the impact in case of risk materialization, such as:

-	Quality management system

-	Patient safety

-	Adverse Event Management

-	Security and health at work

-	Structuring and monitoring of the Normogram of the Company

-	Contract Evaluation and Structuring

-	Environmental management

-	Self-control in each of the processes

Each of these processes permanently assesses the vulnerability to risk and adjusts the necessary controls in the respective areas, under prior knowledge of events that have occurred or high probability of occurrence that may occur.

Liquidity risk

Liquidity Risk is understood as the possibility of not having the financial capacity (payment capacity) to fulfill the obligations acquired both in the short-term and long-term and that the resources available to meet these obligations are not sufficient, or excessive costs must be incurred for the fulfillment of said initially agreed obligations (early or forced sale of assets at unusual discounts when the transaction cannot be carried out at market prices).

To mitigate this type of risk, the management works permanently in processes that have key controls and monitoring that allow knowing in advance the status of most of the situations identified as highly sensitive to this risk, such as:

-	The timely filing of billing for health services is permanently monitored, in the different entities

-	Quality in our billing

-	Permanent reconciliation of our portfolio with the EAPB entities

-	Participation in conferences and conciliation tables cited by the Ministry of Health and Social Protection

-	Permanent analysis of our budget execution

-	Continuous review of monthly cash flow

-	A series of management indicators have been established that allow knowing, at all times, highly sensitive issues for the organization such as:

•	Working capital

•	Accounts Receivables Turnover

F-180	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

•	Profitability

•	Return of investment

•	EBITDA

Market risk

Market Risk is understood as the possibility of incurring losses associated with the decrease in the value of the investment portfolios and, therefore, in the equity, as a consequence of changes in the price of the financial instruments in which positions on or off the balance sheet are held. These changes in the price of financial instruments could be presented, for example, as a result of fluctuations in interest rates, exchange rates or other indices and indicators.

To mitigate this type of risk, Promotora has structured the following controlled systems and processes, which minimize the impact in case of risk materialization, such as:

-	A permanent monitoring of our investments

-	Direct participation in Boards of Directors and Audit Committees of the companies where Promotora has investments

-	A permanent monitoring of financial indicators

-	Monitoring of macroeconomic variables

-	Audits performed to the companies where investment is held

Credit risk

The Credit Risk is the possibility of incurring losses, which decrease the value of the assets, and therefore, that of the equity, as a consequence of the fact that its debtors do not comply with the obligations in a timely manner or imperfectly comply with the obligations in the agreed terms.

To mitigate this type of risk, permanent analysis activities have been implemented in relation to the type of business the Company is in, such as:

-	Segmentation of our Clients.

-	A permanent monitoring of our Clients.

-	Definition of thresholds (quotas) for provision of service.

-	Accounts Receivables Turnover.

-	Legal advice from the Legal Department and External Lawyers on the Portfolio Management.

Risk of Money Laundering and Terrorism Financing

It is the possibility that, in carrying out the operations of an entity, these can be used by criminal organizations as an instrument to hide, manage, invest or take advantage of monies, resources and any other type of assets from criminal activities or destined to their financing, or give the appearance of legality to criminal activities or to the transactions and funds of resources linked to them.

F-181	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

As of December 26, 2018, Promotora has complied with the provisions of Title I Chapter XIII of the Basic Legal Circular adopted through External Circular 062 of 2007 and External Circular 060 of 2008 of the Financial Superintendency of Colombia already indicated in the External Circular 000009 of 2016 of the National Superintendence of Health, in the matter of the Laundering Asset Risk Management and Terrorism Financing System (SARLAFT), for which the following aspects are detailed:

1.	The policies and procedures established within the Laundering Asset Risk Management and Terrorism Financing System (SARLAFT) were complied with.

2.

It is contracted with the firm KONFIRMA S.A.S. the service of verification in restrictive lists with the modality of Verification of Risks LA/FT for Natural Persons and with the modality of Verification of Integral Risks for Legal Persons.

3.

Verifications were carried out in restrictive lists for all natural and legal persons that interact with the company and are part of the Employees, Shareholders, Suppliers of Goods or Services and Customer segments. In this verification, no natural or legal persons were reported in the binding lists for Colombia (List of the United Nations Security Council and OFAC List—Office of Foreign Assets Control of the United States).

4.	During the year there were no unusual or suspicious transactions that required to be reported to the Authorities.

5.	There has been compliance regarding the monthly sendings information to the “UIAF” Financial Information and Analysis Unit on suspicious or unusual transactions (ROS) and on cash transactions.

6.	During the year there were no additional requirements of the Control and Surveillance Bodies on the Laundering Asset Risk Management and Terrorism Financing System (SARLAFT).

4.	Balances in Foreign Currency

Promotora and its Controlled Companies had the following assets and liabilities in foreign currency, recorded in their equivalent in pesos as of December 26:

	2018
	USD	COP
Assets	62,926	206,744
Liabilities	270,153	887,590

Net (Liability )	(207,227)	(680,846)

5.	Property, Plant, and Equipment

The following is the detail of the net book value of the Property, plant, and equipment:

2018
Cost	$319,983,316
Accumulated depreciation	(49,407,446)

Net book value	$270,575,870

F-182	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The net book value of the Property, plant, and equipment by asset class, is detailed below:

2018
Land	$85,347,792
Constructions and buildings	126,064,139
Medical and Scientific equipment	28,103,346
Machinery and equipment	2,708,192
Computer and Communication equipment	3,413,683
Furniture and fixtures	2,356,582
Office equipment	509,554
Hotel and Restaurant equipment	17,063
Constructions in progress	21,891,119
Imports in progress	74,663
Machinery and assembly equipment	51,100
Transportation equipment	38,636

Total Property, plant, and equipment	$270,575,870

The movements of the cost of Property, Plant and Equipment during the year 2018, are detailed below:

	Beginning balance	Additions	Advances	Transfers	Reclassification (1)	Impairment	Disposals (2)	End balance
Land	$85,182,531	253,526	—	—	(88,265)	—	—	85,347,792
Constructions and buildings	129,496,910	463,467	—	3,913,642	(500,169)	—	—	133,373,850
Medical and Scientific equipment	58,617,498	2,535,115	—	30,081	—	—	(741,835)	60,440,859
Machinery and equipment	4,446,055	831,388	16,215	—	—	—	(12,963)	5,280,695
Computer and Communication equipment	7,720,458	1,216,035	895	—	—	—	(122,980)	8,814,408
Furniture and fixtures	2,945,464	344,379	—	—	—	—	(2,831)	3,287,012
Office equipment	1,255,179	43,917	—	—	—	—	—	1,299,096
Hotel and Restaurant equipment	67,099	2,961	—	—	—	—	(4,582)	65,478
Constructions in progress	6,698,570	19,037,678	68,513	(3,913,642)	—	—	—	21,891,119
Imports in Progress	48,634	56,110	—	(30,081)	—	—	—	74,663
Machinery and assembly equipment	—	51,100	—	—	—	—	—	51,100
Transportation equipment	57,244	—	—	—	—	—	—	57,244

Total cost Property, Plant and Equipment	$296,535,642	24,835,676	85,623	—	(588,434)	—	(885,191)	319,983,316

F-183	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The movements of the accumulated depreciation of the Property, plant, and equipment during the 2018, is as follows:

	Beginning balance	Additions	Impairment	Disposals (2)	End balance
Constructions and buildings	$5,511,102	1,798,609	—	—	7,309,711
Medical and Scientific equipment	26,866,333	5,965,035	—	(493,855)	32,337,513
Machinery and equipment	2,140,495	439,054	—	(7,046)	2,572,503
Computer and Communication equipment	4,503,437	989,684	—	(92,396)	5,400,725
Furniture and fixtures	748,092	183,375	—	(1,037)	930,430
Office equipment	694,107	95,435	—	—	789,542
Hotel and Restaurant equipment	44,083	8,485	—	(4,153)	48,415
Transportation equipment	13,232	5,375	—	—	18,607

Total Accumulated Depreciation	$40,520,881	9,485,052	—	(598,487)	49,407,446

(1)

During 2018, the premises that the Las Américas Medical Laboratory owns on the Medical Center horizontal property, located in the Municipality of Rionegro, were reclassified as an investment property due to the high uncertainty that exists regarding the future development of the project into a new office.

(2)

During 2018, disposals of property, plant, and equipment amounting to $ 264,961 was recognized. These assets were set for disposal during the year, supported by technical concepts, due to obsolescence or damage, affecting the profit or loss of the companies.

In addition, a withdrawal of property, plant, and equipment for a net value of $ 21,743 was recognized within the item Sales to third parties.

The following is the gross value of the fully depreciated assets that are still in operation:

2018
Medical and Scientific equipment	$7,880,015
Machinery and equipment	434,399
Computer and Communication equipment	1,457,294
Furniture and fixtures	61,417
Office equipment	171,740
Hotel and Restaurant equipment	20,545

Total Fully Depreciated Assets	$10,025,410

The following is the detail of the movement of construction in progress:

2018
Beginning balance	$6,698,570
Additions	19,106,191
Capitalizations	(3,913,642)

End balance	$21,891,119

F-184	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The following is the detail of the profit or loss in the sale of Property, Plant, and Equipment during 2018:

	Income in sale	Cost of sale	Profit or Loss
Medical and Scientific equipment	$17,149	1,344	15,805
Computer and Communication equipment	22,634	20,312	2,322
Furniture and fixtures	87	87	—

Total	$39,870	21,743	18,127

At the end of each period, there are Properties, Plant and Equipment acquired under financial lease contracts, according to the following detail:

	2018
	Book value	Depreciation	Net value
Land	$12,669,198	—	12,669,198
Constructions and buildings	55,735,283	2,695,055	53,040,228
Medical and Scientific equipment	21,977,278	10,222,432	11,754,846
Machinery and equipment	1,645,067	629,575	1,015,492
Computer and Communication equipment	892,424	239,057	653,367
Furniture and fixtures	407,349	75,045	332,304
Office equipment	12,617	11,159	1,458

Total leased PP&E	$93,339,216	13,872,323	79,466,893

The movements of Property, Plant, and Equipment due to revaluation effects are detailed below:

2018
Beginning balance	$88,464,628
Increase / Decrease for new appraisals	(257,589)
Amortization	(420,356)

End balance	$87,786,683

The balance of Property, Plant, and Equipment includes the effect of revaluations according to the following detail:

2018
Land revaluation surplus	$50,154,403
Building revaluation surplus	39,681,571
Accumulated depreciation due to revaluation of buildings	(2,049,291)

Total Revaluation Surplus	$87,786,683

As of December 26, 2018, Promotora and its related companies carried out the validation of indications of impairment on the different categories of Property, Plant and Equipment, concluding that there are no signs of impairment that require the modification of current conditions or recognition of impairment.

On the Properties, Plant, and Equipment there are no contractual or implied obligations for acquisition, construction, development of properties and equipment, or for repairs, maintenance, improvements or for the dismantling of said properties.

F-185	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The following is the detail of the residual values for the Property, Plant, and Equipment by asset class:

2018
Constructions and buildings	$10,781,422
Medical and Scientific equipment	628,566
Machinery and equipment	10,437
Computer and Communication equipment	1,159
Vehicles	3,094

$11,424,678

Promotora and its related companies have Property, Plant and Equipment with ownership restrictions, delivered as a guarantee for the fulfillment of obligations or managed by third parties, as detailed below:

Trust Contracts

Trust Contract over Clínica Las Américas Building, Tower 3

On September 26, 2000, Promotora restructured its debt in its functional currency with the financial entities to the DTF (term deposit rate) plus 3.5 points. This debt will be paid within a period of seven years including one of grace period for the payment of interest and two years of grace to the capital, a term that will be counted from February 6, 2001, date of registration of the deed of payment of 50.57% of the building where Clínica Las Américas is located.

Promotora had an autonomous patrimony on the property where Clínica Las Américas is located, which was split into two contracts, a guarantee trust formed by 49.43% and an administration trust formed by 50.57%.

Guarantee Trust (Contract 4-1-1550 - 52.15%)

The first of these contracts (Guarantee Trust), made up of 49.43% of the Autonomous Patrimony, guarantees the payment of the obligations contracted with BBVA Banco Ganadero, within the term of the contract that is 20 years from 16 June 1994. On September 22, 2006, the guarantee fiduciary certificate No. 42094-008 in favor of Comercia S.A. (currently Factoring Bancolombia S.A.) was added to the trust contract for an amount of $ 1,000,000. On February 20, 2007, the guarantee fiduciary certificate No. 42094-009 was added in favor of the Banco de Bogotá for $ 2,600,000. On December 4, 2007, certificate 42094-010 was added in favor of the Banco de Bogotá for $ 6,500,000. The fiduciary guarantee certificates issued are valid until the full payment of the credit. In November 2009, the obligations with BBVA Banco Ganadero that were backed by this trust were canceled. This way, the guarantee contract is left with a guaranteed quota of 40.56% and an available quota of 59.44% of the Autonomous Patrimony.

On the occasion of the extension of the south wing (Stage 1) of Clínica Las Américas, financed 100% with own resources, Fiduagraria S.A. as a representative for the América Administration Trust, through Public Deed No. 5790 of November 26, 2009, of the First Notary of Bogotá D.C., transfers to the Medical Promotora Guarantee Trust. Americas, two-point seventy-two percent (2.72%) of the property rights that it holds over the Clinic’s property, leaving the Guarantee Trust contract with 52.15% and the América Administration Trust contract with 47.85% of the property rights over the trust property.

On the Guarantee Trust, in February 2010, only certificates Nos. 42094-009 for $ 2,600,000 and 42094-010 for $ 6,500,000 were in force in favor of Banco de Bogotá, company that delivered them to Fiduagraria S.A., as the sole creditor benefited by the trust, in order to replace the fiduciary guarantee to Fiduciaria de Occidente.

F-186	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

In May 2010, Promotora, Fiduagraria, and Fiduoccidente signed a contract for the assignment of a fiduciary contractual position under the commercial fiduciary contract, under which Fiduagraria ceded its fiduciary contractual position in favor of Fiduciaria de Occidente, approved by Banco de Fiduciaria Bogotá as the only secured creditor.

On June 21, 2010, an addendum to the Commercial Trust contract was signed with Fiduciaria de Occidente S.A., with the purpose of making Fiduoccidente Autonomous Patrimony the full owner of the portion of the trust property corresponding to 52.15%, in order to guarantee the beneficiaries of the Fiduciary, Banco de Bogotá, Banco de Occidente, and Bancolombia, with the proceeds of its sale, whose property is delivered to Promotora as a precarious bailment.

This new Irrevocable Commercial Trust contract is valid for eight (8) years and is intended for the Trustee—Autonomous Patrimony, to be the full owner of 52.15% of the land on which the Clínica Las Américas Building is built, as well as the other assets that it receives in its administration, in order to guarantee, with the proceeds of the sale, or with the aforementioned goods, to the beneficiaries of this trust, the fulfillment of the obligations in charge of Promotora, present or future, assumed in its exclusive name, or with another or other natural or legal persons and that are recorded in any kind of title or document of a commercial or civil nature, granted, drawn, guaranteed, endorsed, accepted or signed by Promotora.

As of December 26, 2018, financial obligations with Bancolombia, Banco de Bogotá and Banco de Occidente for a value of $ 24,661,582 are guaranteed with this trust, so the guarantee is used at 78%.

Administration Trust (Contract 4-2-1556 - 47.85%)

The second contract (América Administration Trust) signed on December 22, 2000, corresponds to an administration trust on 50.57% of the trust rights amounting to $ 18,000,000, constituted on the Tower 3 building owned by Promotora which was delivered as a guarantee in favor of financial creditors in proportion to the debts that Promotora had contracted with them.

By Public Deed No. 5790 of November 26, 2009, of the Notary First of Bogotá D.C., it is transferred to the Promotora Médica Las Américas Guarantee Trust, two-point seventy and two percent (2.72%) of the property rights that it holds over the Clinic’s property, leaving the Guarantee Trust contract with 52.15% and the Administration Trust contract with 47.85% of property rights over the trust property.

The financial creditors or their assignees offer for sale to Promotora the fiduciary rights of the property where Clínica Las Américas is located and for that purpose, the company may begin to exercise the repurchase of said rights starting February 6, 2001, offer that will be valid for eight (8) years and five (5) months. The fiduciary rights shall be adjusted by a percentage equal to the national weighted average inflation (IPC) for the immediately preceding quarter, readjustment to be made on the balances of the fiduciary rights not purchased by Promotora. These rights may be acquired at any time and in a partial manner, but those released in the repurchase will enter as assets of the Guarantee Trust.

The beneficiaries of this Administration Trust, called América Administration Trust, are Central de Inversiones S.A. “CISA” and Cervecería Unión S.A. “CERVUNIÓN S.A.” with participation for 91.90% and 8.10%, respectively.

On July 28, 2010, an autonomous patrimony was established by means of the Irrevocable Mercantile Trust, Administration, and Source of Payment contract, signed between Promotora Médica Las Américas S.A. and Fiduciaria de Occidente S.A., whose term is eight (8) years.

F-187	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The purpose of the contract is:

1.

That the Autonomous Patrimony, jointly and severally with Promotora, acquires financial obligations with Leasing Corficolombiana S.A., Leasing Bancoldex S.A., and Coomeva Cooperativa Financiera (currently Bancoomeva).

2.

With the resources resulting from the aforementioned credits, said Autonomous Patrimony acquires the quality of trustor within the América Administration Trust, whose representative and current administrator is Fiduagraria.

3.	That the Autonomous Patrimony terminates the commercial trust agreement of the América Administration Trust, obtaining to itself the ownership of 47.85% of the property.

4.

That said Autonomous Patrimony has the right of ownership over 47.85%, as well as of the other goods that it receives in development of this contract, in order to guarantee compliance with the proceeds of their sale, to the beneficiaries of the obligations in charge of the Autonomous and Patrimony and Promotora.

5.

That the Autonomous Patrimony serves as a source of payment of said obligations with the economic rights that correspond to Promotora within the trust contract, once the purposes of the contract are fulfilled.

Therefore, Promotora canceled the lease agreement signed with Fiduagraria as representative and administrator of the América Administration Trust. According to the new Autonomous Patrimony, Fiduciaria de Occidente S.A. delivers the custody and possession of the trust property to Promotora by way of precarious bailment, to make use of it, in accordance with the conditions of the contract.

In this new Autonomous Patrimony, Promotora undertakes to economically assume the expenses originated in the Trust and transfer the necessary resources to meet the interests of the financial obligations acquired in accordance with the number 2 purpose expressed above.

As of December 26, 2018, financial obligations with Bancoomeva and Banco Popular for a total of $ 24,775,127 are guaranteed with this trust, so the guarantee is used at 85.41%.

Administration Trust and Source of Payment (Contract 4-2-1541)

In 2004 Promotora bought the debt it had with Central de Inversiones “CISA” S.A. and IFI through credit resources obtained from Bancolombia, and to guarantee the payment of the obligation, an Administration Trust and Payment Source was created between Promotora and Fiducolombia S.A., constituting for this purpose an autonomous patrimony to which the resources that corresponded to it were transferred to Promotora in development of services related to the mandatory health plan that is provided to Compañía Suramericana de Servicios de Salud S.A. “Susalud Medicina Prepagada” (currently Salud Sura), in order to allocate them for the payment of the obligations acquired with Bancolombia S.A.

In March 2010, Promotora, Fiduciaria de Occidente and Fiducolombia signed a contract for the assignment of the fiduciary contractual position under contract No.2115-04 of Irrevocable Commercial Trust and Payment Source, signed between Promotora and Fiducolombia, to convert it into an Irrevocable Commercial Fiduciary Administration and Payment Source contract between Promotora and Fiduciaria de Occidente, under which Fiducolombia ceded its fiduciary contractual position in favor of Fiduciaria de Occidente, with a duration of eight (8) years and by the will of the parties, the complete text was modified.

The purpose of the new contract is the constitution of an autonomous patrimony in which Promotora undertakes to transfer to Fiduoccidente, one hundred percent (100%) of the resources in its favor as a result

F-188	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

of the invoicing derived from the services related to the Government’s mandatory health plan of the Contract for the Provision of Services with Compañía Suramericana de Servicios de Salud S.A. Susalud Prepaid Medicine (currently Salud Sura) and to obtain its acceptance, so that the resources coming from said source and that correspond to Promotora, are turned over or consigned directly in the accounts of the Trust to Fiduoccidente—Fideicomiso Promotora Médica Las Américas.

The resources subject to the trust will be managed through the Source of Payment Fund and the General Fund:

The Source of Payment Fund will receive the resources that enter the Trust. Of these resources, Fiduoccidente will make the necessary provisions to meet the payments of the financial obligations acquired with Bancolombia, Banco de Occidente, and Banco de Bogotá.

The General Fund will receive the surplus resources, once the reservations referred to in the preceding paragraph are made, which are destined to meet the payment of the debt and the expenses generated in the autonomous patrimony that acquired the rights of CISA and CERVUNIÓN. If there are remaining surplus resources, Promotora may request their delivery once the costs and expenses related to the management of the Trust have been discounted.

Trust Agreement Lot 70th Avenue

(1)

On September 19, 2014, an autonomous patrimony was constituted by means of the Commercial Fiduciary Administration contract, concluded between Promotora, Instituto de Cancerología, other legal persons and Bogotá Fiduciary, through which they transferred the rights they have over the Lot on the 70th avenue, identified with real estate registration 001-980479.

(2)	Promise of Sale on the Lot with Real Estate Registration 001-980479

During 2014, Promotora and Instituto de Cancerología signed a contract to promise the sale of the Lot on the 70th avenue, identified with real estate registration 001-980479, in which they are forced to transfer for sale approximately 20.7975%, which represent six thousand square meters (6,000 m2) of the property, from the fiduciary rights of which the Promising Sellers will hold in an Autonomous Patrimony that will be constituted with the Property, of which the Promising Sellers are Owners in common and pro indiviso with other owners.

The price that the Promising Buyer will pay for the good is $ 3,500,000 per square meter (m2), for a total of $ 21,000,000 that the Promising Buyer will pay as follows:

•

First payment: The Promising Buyer will pay the Promising Sellers, the sum of $ 11,200,000, by transfer to the bank account of the Promising Sellers on the date of the registration of the public deed that solemnizes the contribution of the Trust Property.

•

Second payment: The Promising Buyer will pay the Promising Sellers the sum of $ 5,000,000 six (6) months after the public deed that solemnizes the contribution of the Trust Property is perfected, by transfer to the bank account of The Promising Sellers.

•

Third payment: The Promising Buyer will pay the Promising Sellers, the remaining amount, that is, $ 4,800,000, on the same date of the Second payment, unless the Promising Sellers will opt for the amount of this Third payment, to be the price of an additional floor that would be built on the Mall and that will constitute as this Third payment. The parties will negotiate from the signing of this document the conditions in which the property will be built within the Mall and will agree on the value of the construction and, therefore, the number of square meters to be delivered, to

F-189	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

allocate to the price at which the third payment is referred. Between the parties, the procedure was defined to determine the price of the goods to be delivered, which is detailed in the same contract of the promise of sale.

Parking Lot Trust with Real Estate Registration 001-980479

In order to comply with the contract of the promise of sale, on September 19, 2014, an autonomous patrimony was constituted through the Commercial Trust of Administration contract, signed between Promotora, Instituto de Cancerología, other legal persons and Fiduciaria Bogotá, whose validity is of thirty-six (36) months.

The purpose of the contract is:

1.	To constitute an Autonomous Patrimony to file on behalf of the Fiduciary, as the administrator of the Autonomous Patrimony, the quota rights on the Property, which will be transferred as follows:

a)

By way of commercial trust, 48.5685% of the quota rights on the Property, which will be transferred by Promotora and Instituto de Cancerología, within the next three (3) days from the date of signature of this contract, as follows: Promotora will transfer 38.8548% and Instituto de Cancerología will transfer 9.7137%.

b)

By way of sale, 51.4315% of the quota rights on the Property through the deed of sale, which will be held in the Trust as a contribution from Amarilo and Spectrum Propiedades in a proportion of 49% and 51% respectively.

2.

That the Trustee delivers the Property to the Trustors as a precarious loan. The Trustee will not have any responsibility for the management of the Trustors because of the tenure they exercise over the real estate trust.

3.

On the instructions of the Trustors, sign the Purchase and Sale Agreement, with the sole purpose of filing at the Trustee, as representative and administrator of the Autonomous Patrimony, the legal ownership of 51.4315% of the quota rights held by third parties over the Property. Amarilo and Spectrum Propiedades agree with the signing of this contract to assume the obligations arising from the Purchase and Sale Agreement.

4.

By irrevocable instruction of Promotora and Instituto de Cancerología, granted with the signing of this contract, register the assignment of 20.7975% of the fiduciary rights held by the Trust, as follows: (i) 4.1595% of the fiduciary rights held by the Instituto de Cancerología, and (ii) 16.638% of the fiduciary rights held by Promotora, in favor of future beneficiaries, in 51% of said fiduciary rights in favor of Spectrum Propiedades and 49% of said fiduciary rights in favor of Amarilo, on the date of signature of the public deed of transfer of 48.5685% of the quota rights that they have on the Property in favor of this Autonomous Patrimony, once a copy of the public deed is delivered to the Trustee via signed transfer.

Consequently, the participation of the Trustees in the Autonomous Patrimony, once the transfer in favor of the future beneficiaries has been recorded, will be as follows:

Instituto de Cancerología S.A.	5.5542%
Promotora Médica Las Américas S.A.	22.2168%
Amarilo S.A.S.	35.3922%
Spectrum Propiedades S.A.	36.8368%

F-190	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

5.	On the instructions of the Trustors, make the encomlobes and the subdivisions and segregations that are requested in writing by Amarilo.

6.	On the instructions of the Trustors, subscribe the interveners at the request of Amarilo, which requires the signature of the owner of the Property.

7.

Restore to Promotora and Instituto de Cancerología, a property that will be segregated from the Trust property that will have an area of eight thousand square meters (8,000 m2), which will correspond to 27.771% of the fiduciary rights that will hold in the Trust, which must be fully identified at the level indicated by the Trustors, once the assignment has been registered in favor of future beneficiaries, in the following proportions:

Promotora Médica Las Américas S.A.	80%
Instituto de Cancerología S.A.	20%

Notary and registration expenses derived from the refund referred to in this numeral will be borne by Amarilo and Spectrum Propiedades in proportions of 49% and 51% respectively.

Mortgages

Mortgage on 70th avenue Lot

By means of public deed N° 4,458 of September 10, 2012, an open mortgage was established in favor of Banco de Bogotá S.A. on the proportion that Promotora and IDC have in the lot of land identified with real estate registration No. 001-980479 of the Office of Registry of Public Instruments of Medellín, South Zone.

The purpose of the mortgage is to guarantee any obligation that, for whatever reason, Promotora and IDC have or would have in favor of Banco de Bogotá S.A. or any of its agencies, branches, subsidiaries or national or foreign subsidiaries, up to an amount of $ 6,000,000 or the equivalent of 10,587.61 current minimum monthly wages.

As part of the debt rescheduling agreed during 2017 between Promotora, IDC and the Financial Institutions, Banco de Bogotá S.A. was offered with different guarantees on the balances owed, so the mortgage that fell on the lot of the 70th avenue was canceled during the year 2018.

6.	Investment Properties

The following is the detail of the net book value of the Investment Properties:

2018
Land	$546,093

The following is the detail of the movement of the Investment Properties:

2018
Beginning balance	$—
Additions	—
Reclassifications (1)	588,434
Impairment	(42,341)

Ending balance	$546,093

F-191	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(1)

During 2018, the premises that Las Américas Medical Laboratory has in the Medical Center horizontal property located in the Municipality of Rionegro were reclassified as an investment property due to the high uncertainty about the future development of that project into a new office. During 2018, the firm Avalúos y Tasaciones de Colombia Valorar S.A. was contracted to assess this investment property, and an impairment of $ 42,341 was calculated.

7.	Noncurrent assets held for sale

The following is the detail of the net book value of noncurrent assets held for sale:

2018
Land	$1,897,086

The following is the detail of the movement of noncurrent assets held for sale:

2018
Beginning balance (1)	$2,464,939
Impairment (2)	(567,853)

End balance	$1,897,086

(1)

The lot received for $ 1,694,199 as payment in the portfolio, within the process of liquidation of the EPS programs of the Contributory and Subsidiary of the Comfenalco Antioquia Family Compensation Fund, was reclassified as Noncurrent Assets available for sale, given that, during 2017, Acción Sociedad Fiduciaria started the process of selling said lot, according to the purpose of the commercial trust contract—Trust Lot La 30.

During 2017, Clínica del Sur S.A.S. ceded in favor of Promotora, 100% of its position as Trustor and Beneficiary in the Trust Lot La 30, transferring of the rights and obligations related to them, which are equivalent within the trust to a participation of 1.3166% of its total fiduciary rights, for a total value of $ 770,740. This value was applied to the portfolio owed by Clínica del Sur to Promotora for the sale of medicines and nutrition.

Contract of Commercial Trust of Administration Trust Lot La 30

Within the process of liquidation of the EPS programs of the Contributory and Subsidized Regime of the Comfenalco Antioquia Family Compensation Fund, a private agreement was signed with the creditors, where they were obliged to pay their credits through the cash payment of one billion pesos legal currency ($1,000,000,000 in pesos) and the award by consensus and / or payment by forced adjudication, with a co-ownership share of the property identified with the real estate registration No. 001-1155805 of the Office of Registry of Public Instruments from Medellín, South Zone.

During 2016, an autonomous patrimony was constituted by means of the Mercantile Administration Trust Agreement, signed between Promotora and other 33 Health Services Provider Institutions, who will be called the Trustors and Acción Sociedad Fiduciaria S.A., which will be called the Trust; whose validity is twelve (12) months from the date of its celebration.

The purpose of the contract is that Acción Sociedad Fiduciaria S.A. set up the Trust with the sum of one hundred thousand pesos legal currency ($ 100,000 in pesos) which, at the date of signing the contract, has

F-192	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

already been delivered as a commercial trust by the Trustors to the Trustee and carry out the following steps:

a)	Receive the assets of the Trustors as a commercial trust.

b)	Receive the property as payment.

c)

Address the administrative expenses required by the Property, prior agreement with the Fiduciary Committee. This management will be carried out by hiring companies or third parties specialized in cleaning, surveillance, and any other required concept.

d)	Dispose of the Property or the fiduciary rights associated with it in the terms of the agreement.

e)

In the event that the sale of the Property or of the fiduciary rights associated cannot be achieved, maintain the legal ownership of the Property in accordance with what is agreed by the Trustee and the Fiduciary Committee.

The following definitions are understood for the purposes of this contract:

Asset:

It is the sum of Sixty-One Thousand Four Hundred Twenty Seven Million One Hundred Sixty-Four Thousand Eight Hundred pesos, Colombian Legal Currency ($ 61,427,164,800 in pesos) discriminated as follows:

•  The sum of Sixty Thousand Four Hundred Twenty-Seven Million One Hundred Sixty-Four Thousand Eight Hundred pesos, Colombian Legal Currency ($ 60,427,164,800 in pesos) represented in credits or personal rights that are represented in the payment of the property.

• The sum of one billion pesos ($ 1,000,000,000 in pesos) represented in credits or personal rights represented in cash.
Property:	It is the lot of land identified with real estate registration No. 001-1155805 of the Office of Registry of Public Instruments of Medellín, South Zone.
Fiduciary Committee:	It is the body to which the Trustors or Beneficiaries irrevocably delegate their representation to the Trust.
The Fiduciary Committee, through one or more of its representatives, will, therefore, be the only one authorized to give instructions to the Trustee on any subject that is directly or indirectly related to the celebration, interpretation, execution, modification, termination, and liquidation of the present. commercial trust contract.

(2)

During 2018, Acción Sociedad Fiduciaria S.A. contracted with Inmobiliaria y Servicios Administrativos Ltda. ISA, a firm affiliated with the Real Estate Market of Bogotá, the realization of a commercial appraisal with the objective of determining the market value of the real estate trust. The final appraisal report showed a market value of $ 46,119,003,950 (in Colombian pesos) generating an impairment for Promotora of $ 567,853.

F-193	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

8.	Intangibles

The following is the detail of the net book value of Intangibles:

2018
Cost	$4,473,863
Accumulated amortization	(996,353)
Impairment	—

Net book value	$3,477,510

The following is the detail of the net book value of Intangibles by asset class:

2018
Software (1)	$3,187,676
Licensing (2)	289,834

Net book value	$3,477,510

(1) The Information Technology Department of Promotora and the Medical Laboratory developed its own applications to support the operation and the administration of themselves and other companies of the group. The software developed is an asset for the companies and its value is made up of the direct costs that the standards allow to capitalize. Currently, it is an asset that is being used in the operation of the company and other companies of the group and according to the technical criteria of the Engineers, for each of the modules developed a useful life that ranges between 5 and 10 years was defined.

The movement of direct costs capitalized in the development and purchase of software are as follows:

2018
Beginning balance	$3,695,486
Additions	149,858
Amortization	(657,668)
Impairment	—

End balance	$3,187,676

(2) The movement of the licensing is as follows:

2018
Beginning balance	$135,017
Additions	282,303
Amortization	(127,486)
Impairment	—

End balance	$289,834

F-194	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

9.	Investments in Associates and Others

The following is the detail of investments in associates and others, as of December 26, 2018:

	# Quotas or shares held	% Participation	Net value	Method
DOMESTIC INVESTMENTS

Associates
Ciclotrón Colombia S.A.S.	143,000	32.50%	$2,730,512	Equity method

Total Investments in Associates			2,730,512

Other Investments in Associates
Coomeva E.P.S. S.A.	4,180,544,343	Less than 1%	—	Fair val. w/ changes in equity
Hospital En Casa S.A. (1)	3,380,993	18.17%	212,040	Fair val. w/ changes in equity
Unidad Visual Global S.A.	33,800	13.00%	109,460	Fair val. w/ changes in equity
Grupo Salud Sin Fronteras S.A.S.	15,024	20.00%	50,453	Fair val. w/ changes in equity

Total Other Investments in Associates			371,953

Other Domestic Investments
Cooperativa Médica del Valle			13,766	COST

Total Other Domestic Investments			13,766
Total Domestic Investments			3,116,231
Total Investments			$3,116,231

(1)

During 2018, Hospital en Casa (Hospital at home) has repeatedly presented an impairment of capital justified in a decrease in revenue from ordinary operations as a result of the containment of services to Coomeva EPS, as well as the impairment of the portfolio with this same entity due to the high probability of loss in the services provided under the event modality. These situations have led the Company to have a cause of dissolution due to the decrease in net worth below 50% of the subscribed capital. The Board of Directors of the Company has been taking the necessary measures to enervate the cause of dissolution.

10.	Trade and Other Accounts Receivable

As of December 26, trade and other accounts receivable include the following:

2018
Customers (1) (3)	$159,618,059
Advance of Taxes and Contributions (2) (3)	5,621,798
Employees	339,716
For Sale of Property, Plant, and Equipment (5)	4,727,694
Other Accounts Receivable (4)	2,020,320

Total not impaired Accounts Receivable	172,327,587
Less impairment of Accounts Receivable (6)	11,542,172

Net Accounts Receivable	160,785,415
Less long-term Accounts Receivable (7)	200,812

Total short-term Accounts Receivable	$160,584,603

F-195	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(1)	Accounts receivable from customers are affected by IFRS impacts on corrective accounts according to the following detail:

2018
Customers before corrective accounts	$164,811,761
Deposits in transit	50,033
Deposits pending identification	(75,000)
Historical percentage of credit notes	(2,622,591)
Historical percentage of discounts	(407,980)
Net Present Value	(2,138,164)

Total not impaired Customers	159,618,059
Less impairment of Customers	(11,542,172)

Total Customers After Correcting Accounts	$148,075,887

(2)	The Tax and Tax Advancement item includes the following:

2018
Income Tax in Favor	$5,546,446
Industry and Commerce Tax in Favor	72,855
Sales Tax in Favor	2,497

$5,621,798

(3)	The following financial liabilities were offset with financial assets, leaving a net receivable:

2018
Income Tax in Favor	$9,380,282
Industry and Commerce Tax in Favor	30,065
Income Received by Advance PAF Contracts	1,379,001

$10,789,348

(4)

It mainly includes $ 685,517 for prepayments for vendors, $ 392,184 for personnel sick leaves pending to be collected from Health Promoting Entities (EPS), $ 227,483 for high-level training agreements pending to be collected from health professionals, and $ 200,809 for medical liability claims.

(5)

Promotora and Instituto de Cancerología sold fiduciary rights equivalent to six thousand square meters (6,000 m2) that they owned on the lot of Carrera 70th, identified with real estate registration 001-980479. On this sale, there is a balance pending to be collected of $ 4,727,694 which will be canceled during 2019 as defined in the promise of sale agreement signed between the parties.

F-196	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(6)	The impairment of trade accounts receivable is as follows:

2018
Beginning balance	$8,171,123
Impairment during the year	5,879,173
Impairment recovery	(2,319,286)
Write-offs	(188,838)

End balance	$11,542,172

The detail of the impairment of trade accounts receivable is as follows:

2018
ENTITY
Cafesalud E.P.S. (1)	$4,216,159
Saludcoop E.P.S. (2)	970,620
Nueva E.P.S. (4)	1,253,989
Coomeva E.P.S. (4)	2,460,394
Caja de Previsión Social CAPRECOM (3)	135,972
Otras entities (4)	2,505,038

Total impairment	$11,542,172

The explanation for the impairment of the accounts receivable by customer is as follows:

(i)	Cafesalud E.P.S.

As of December 26, 2018, this entity is inactive and in an institutional restructuring plan according to resolution 2426 of July 19, 2017, of the National Superintendence of Health and in the process of progressive dismantling in compliance with decree 1297 of July 2017. In statement No. 4 of October 2017, Cafesalud informed that the subscription of the debt recognition certificates between the providers and the EPS will be starting January 2018. The payments to the network will be made with the resources coming of the contracts made for the sale of the intangible assets, the fixed assets, as well as the shareholding in ESIMED and the flows of the resources in accordance with the schedule established for this purpose, product of the aforementioned contracts.

Notwithstanding the foregoing, considering not only the administrative silence of the Entity but the breach of its past commitments, and based on the experience of liquidation processes of Saludcoop, Comfenalco, and Caprecom, Promotora, Instituto de Cancerología y Clínica del Sur have recorded an impairment of $ 4,216,159. In the event of the recovery of the said amount or the written-off balances, they will be recorded as income.

(ii)	Saludcoop E.P.S.

On November 25, 2015, the National Superintendence of Health opened the liquidation process of Saludcoop EPS. Due to the high uncertainty that exists in this liquidation process, due to the embargo process that the State General Controller has against this entity and based on the legal concept of the Lawyers, the administration made the decision to impair the balances owed by this entity. In the event of the recovery of the said amount or the written-off balances, these will be recorded as income.

F-197	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(iii)	Caja de Previsión Social de Comunicaciones—Caprecom

On December 28, 2015, the Ministry of Health and Social Protection opened the liquidation process of Caja de Previsión Social de Comunicaciones—Caprecom. Due to the high uncertainty that exists in this liquidation process and based on the legal concept of the Lawyers, the administration made the decision to impair the balances owed by this entity. In the event of the said amount or the written-off balances, these will be recorded as income.

(7)	The maturity of the long-term portion is as follows:

2019
2020	$—
Forward	200,812

$200,812

11.	Deferred tax assets

The following is the detail of the deferred tax asset, as of December 26:

2018
Deferred Tax Asset	$17,688,765

The detail of the deferred tax asset and the items that generate it are presented in note (19) of Current Tax Liabilities.

12.	Prepaid expenses

The following is the detail of the prepaid expenses:

2018
Insurance	$996,386
Other Prepaid expenses	131,965

Total Prepaid expenses	$1,128,351

The prepaid expenses for insurances correspond to the policies contracted by the Companies, which are amortized throughout the validity of the contract, which is usually one year.

The movements of the insurance policies are detailed below:

2018
Beginning balance	$876,926
Additions	1,241,307
Amortization	(1,121,847)

End balance	$996,386

F-198	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

13.	Inventories

The detail of the inventories as of December 26 is as follows:

2018
Medicines	$7,810,884
Surgical Medical Material	1,454,543
Consumables	1,534,111
Consignment Inventories	2,229,213
Inventories in transit	173,162
Other Inventories	—

13,201,913
Inventory impairment	9,334

Total Inventories	$13,192,579

The movement of inventory impairment is as follows:

2018
Beginning balance	$61,239
Impairment	5,451
Use of impairment	(37,911)
Impairment recovery	(19,445)

End balance	$9,334

14.	Cash and Cash Equivalents

The following is the detail of cash and cash equivalents as of December 26:

2018
Cash	114,535
Banks and Corporations	6,136,504
Cash Equivalents	4,027,840

Total Cash and Cash Equivalents	10,278,879

F-199	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

15.	Borrowings

The following is the detail of the short-term borrowings as of December 26:

	Short-term
	Term	Interest rate	Warranty	2018
With Banks and Corporations
Banco de Bogotá	Feb-19	DTF + 2.23	Promissory note	62,159
Banco de Bogotá T. Crédito	Jan-19	29.21%	Promissory note	14,525
Banco de Bogotá T. Crédito	Jan-19	30.29%	Promissory note	1,698
Banco de Occidente	Mar-19	IBR + 4.50	Promissory note	219,658
Banco de Occidente	Sep-29	IBR + 5.90	Promissory note - Trust	389,616
Banco de Occidente	Feb-19	IBR + 3.00	Promissory note	62,067
Banco de Occidente	Sep-19	IBR + 4.00	Promissory note	903,531
Banco de Occidente	Mar-19	IBR + 2.50	Promissory note	741
Banco de Occidente T. Crédito	Jan-19	28.32%	Promissory note	8,326
Banco Popular	Sep-23	IBR + 5.00	Promissory note	344,749
Banco Popular	Sep-29	IBR + 5.90	Promissory note - Trust	541,730
Bancolombia	Dec-21	DTF + 4.97	Promissory note	681,344
Bancolombia	Sep-21	DTF + 4.97	Promissory note	251,971
Bancolombia	Aug-23	IBR + 4.60	Promissory note	453,638
Bancolombia	Aug-23	IBR + 4.60	Promissory note	149,043
Bancolombia	Jun-19	DTF + 2.95	Promissory note	553,053
Bancolombia	Sep-29	IBR + 5.00	Promissory note - Trust	1,296,937
Bancolombia	Feb-19	DTF + 2.42	Promissory note	229,808
Bancolombia	Feb-19	DTF + 2.80	Promissory note	2,659,574
Bancolombia	Jan-19	7.00%	Promissory note	2,924
Bancolombia T. Crédito	Jan-19	30.29%	Promissory note	8,290
Bancolombia T. Crédito	Jan-19	30.29%	Promissory note	67
Bancolombia T. Crédito	Jan-19	30.29%	Promissory note	10,156
Banco Davivienda	Aug-21	7.69%	Promissory note	366,725
Banco Davivienda	Jun-19	DTF + 1.80	Promissory note	670,523
Banco Davivienda	May-19	DTF + 2.25	Promissory note	1,000,540

Financial leasing
Leasing Banco de Occidente	Nov-20	IBR + 3.80	Promissory note	218,009
Leasing Bancolombia	Sep-29	DTF + 5.77	Promissory note -Trust	1,151,820
Leasing Bancolombia	Aug-19	DTF + 5.77	Promissory note	8,014
Leasing Bancolombia	Dec-21	11.44%	Promissory note	65,221
Leasing Bancolombia	Aug-22	DTF + 5.85	Promissory note	35,533
Leasing Bancolombia	Feb-20	8.48%	Promissory note	26,846
Leasing Davivienda	Dec-22	DTF + 4.45	Promissory note	29,308
Leasing de BBVA	Oct- 22	DTF + 4.60	Promissory note	1,059,187
Leasing de Bogotá	Jul-29	DTF + 5.55	Promissory note - Trust	599,945
Leasing de Occidente	Jul-29	DTF + 5.77	Promissory note - Trust	763,513

Total Short-term (1)				$21,999,438

F-200	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

	Long-term
	Term	Interest rate	Warranty	2018
With Banks and Corporations
Banco Bbva	Feb-21	DTF + 3.20	Promissory note	$535,000
Banco Coomeva	Sep-29	IBR + 5.25	Promissory note - Trust	10,562,500
Banco Coomeva	Sep-29	IBR + 5.25	Promissory note -	1,625,000
Banco Davivienda	Nov-21	IBR + 4.67	Promissory note	1,199,999
Banco Davivienda	Jun-21	DTF + 2.96	Promissory note	149,980
Banco Davivienda	Dec-21	IBR + 4.65	Promissory note	799,968
Banco Davivienda	Dec-19	IBR + 4.40	Promissory note	—
Banco Davivienda	Feb-20	IBR + 4.30	Promissory note	62,483
Banco Davivienda	Sep-21	DTF + 2.90	Promissory note	947,917
Banco Davivienda	Nov-21	DTF + 3.00	Promissory note	1,150,000
Banco de Bogotá	Oct-29	IBR + 5.90	Promissory note - Trust	6,865,306
Banco de Bogotá	Nov-19	12.24%	Promissory note	—
Banco de Occidente	Mar-19	IBR + 4.50	Promissory note	—
Banco de Occidente	Sep-29	IBR + 5.90	Promissory note - Trust	3,575,000
Banco Popular	Sep-23	IBR + 5.00	Promissory note	1,272,917
Banco Popular	Sep-29	IBR + 5.90	Promissory note - Trust	4,896,938
Bancolombia	Sep-21	DTF + 4.97	Promissory note	437,500
Bancolombia	Aug-23	IBR + 4.60	Promissory note	1,632,967
Bancolombia	Aug-23	IBR + 4.60	Promissory note	536,301
Bancolombia	Sep-29	IBR + 5.00	Promissory note - Trust	11,781,253
Banco Davivienda	Aug-21	7.69%	Promissory note	555,556

Financial leasing
Leasing Bancolombia	Sep-29	DTF + 5.77	Pagaré - Fiducia	16,227,461
Leasing de Occidente	Jul-29	DTF + 5.77	Pagaré - Fiducia	13,636,407
Leasing BBVA	Oct-22	DTF + 4.60	Promissory note	2,336,381
Leasing de Bogotá	Jul-29	DTF + 5.55	Promissory note - Trust	10,576,822
Leasing Bancolombia	Dec-18	DTF + 5.77	Promissory note	—
Leasing Bancolombia	Aug-19	DTF + 5.77	Promissory note	—
Leasing Davivienda	Dec-22	DTF + 4.45	Promissory note	85,672
Leasing Banco de Occidente	Nov-20	IBR + 3.80	Promissory note	213,557
Leasing Bancolombia	Dec-21	11.44%	Promissory note	246,606
Leasing Bancolombia	Aug-22	DTF + 5.85	Promissory note	166,249
Leasing Bancolombia	Dec-21	DTF + 5.77	Promissory note	5,790

Total Long-term (1) (2)				$92,081,530

F-201	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(1)	Financing Regulations 2010

During 2009, Promotora contracted with Corporación Financiera Colombiana S.A. the structuring of a financing operation to obtain the necessary resources for the construction of the expansion project and to improve the current debt profile. On January 29, 2010, a financing regulation was signed with financial entities for a) the financing of the expansion project under the modality of real estate leasing for an approximate amount of $ 41,000,000 and, b) the granting of credit for an amount of $ 18,000,000.

a)

On December 24, 2009, the Commercial Offer for the sale of services of Leasing Financiero Inmobiliario Sindicado No. 180-63355 was signed with: Leasing de Occidente S.A., with a 42.439% participation percentage; Compañía de Financiamiento Leasing Bancolombia, with a participation percentage of 24.390% and Banco de Bogotá S.A., with a participation percentage of 33.171%.

In June 2012, when the work is received to satisfaction, the contract with Leasing Inmobiliario Financiero Sindicado was activated, with a final value approved by the Financial Creditors of $ 46,000,000, with the following characteristics:

1.	Goods subject to the contract:

•	A lot of land with commercial registration No. 001-596752 (*)

•	A lot of land with commercial registration No. 001-980491 (*)

•	The construction project of Tower 4 destined for health equipment and whose purpose is Hospitalization and Headquarters of Instituto de Cancerología.

2.	Debt with Financial Creditors:

•	Leasing de Occidente S.A.	$19,521,940
•	Compañía de Financiamiento Leasing Bancolombia	$11,219,400
•	Banco de Bogotá S.A.	$15,258,660

	Total debt	$46,000,000

3.	Duration of the contract: one hundred two (102) months

4.	Initial date: June 29, 2012

5.	End date: July 29, 2020

6.	Interest rate: DTF (Term deposit rate) + 5.5% quarterly annuity in advance for Leasing Bancolombia and DTF + 6.0% quarterly annuity in advance for Leasing de Occidente S.A. and Banco de Bogotá S.A.

7.	Grace period to amortize capital: Six months from June 29 to December 29, 2012

8.	Payment date of the first interest lease fee: July 29, 2012

9.	Date of the first lease fee (capital and interest): January 29, 2013

(*) The lots of land were transferred by Promotora to the Leasing Sindicado (Financial Creditors) as sales in 2009 and 2010, as a requirement to advance the construction project. With this contract, the lots are acquired again leaving a free area of the new lot of 5,309 square meters and a built area of 25,090 square meters.

b)

The credit to improve the debt profile was agreed to a term of seven years, with a grace period of capital of one year and with a DTF interest rate plus 5.5 points quarterly annuity in advance with periodic amortization of capital and interest settlement quarterly annuity due.

F-202	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Obligations derived from the loan are backed by a guarantee trust agreement, which is given as a trust fund of the 52.15% that Promotora has in the Clínica Las Américas building, and the real estate leasing contract is backed by a trust contract of administration and source of payment, which will be constituted by the income assigned by Promotora, derived from the operation of the Clinic on the services provided to Compañía Suramericana de Servicios de Salud S.A. Prepaid Medicine (Currently Salud Sura). These trusts are constituted in accordance with the provisions of note (5) of Property, Plant, and Equipment.

Modification to the Financing Regulations 2017

Promotora contracted with the company Corficolombiana S.A. the structuring of a financing operation with the objective of novating the current obligations and renegotiating the financial conditions of the lease contracts for the current debt profile.

Having fulfilled all the requirements, Promotora and the Financial Creditors agreed to modify the Financing Regulations signed on January 29, 2010, and compile in a single document the entire contract of the new Financing Regulation that regulates the relations between the parties, in accordance with the following characteristics:

APPROVED VALUES

“Class A creditors” Credits

Entity	Amount (in pesos)	Participation Percentage
Banco de Bogotá S.A.	8,378,000,000	17.3%
Banco de Occidente S.A.	4,400,000,000	9.1%
Bancolombia S.A.	14,500,000,000	30.0%
Banco Popular S.A.	6,027,000,000	12.5%
Bancoomeva S.A.	15,000,000,000	31.1%

TOTAL	48,305,000,000	100.0%

Leasing Transactions “Class B Creditors”

Entity	Amount (in pesos)	Participation Percentage
Banco de Occidente S.A.	16,000,000,000	43.0%
Banco de Bogotá S.A.	12,553,000,000	33.7%
Bancolombia S.A.	8,660,928,267	23.3%

TOTAL	37,213,928,267	100.0%

F-203	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

FINANCIAL CONDITIONS

“Class A creditors” Credit

Term:	Twelve (12) years

Interest Rate:	IBR (Bank Reference Indicator) + 5.90% Montlhy annuity due Banco de Bogotá
IBR + 5.90% Montlhy annuity due Banco Popular
IBR + 5.90% Quarterly annuity due Banco de Occidente
IBR + 5.25% Quarterly annuity in advance Bancoomeva
IBR + 5.00% Quarterly annuity due Bancolombia

Moratory interest rate:	The maximum legal rate allowed

Periodicity of Interest:	Month due

Capital Amortizations:	Month due

Warranty:	Warranty Trust contracts
Administration and Payment Source Contract

Payment Source:	Administration and Payment Source Contract

Leasing Transactions “Class B Creditors”

Term:	Twelve (12) years

Interest Rate:	IBR + 5.90% Quarterly annuity due Banco de Bogotá
IBR + 5.90% Quarterly annuity due Banco de Occidente
DTF + 5.30% Quarterly annuity in advance Bancolombia

Moratory interest rate:	The maximum legal rate allowed

Periodicity of Interest:	Month due

Capital Amortizations:	Month due

Payment Source:	Administration and Payment Source Contract

The fiduciary contracts that guarantee the obligations contracted with the Financial Institutions are constituted in accordance with what is stated in note (5) of Property, plant, and equipment.

F-204	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(2)	The maturity of the long-term portion of the borrowings as of December 26, is as follows:

2019
2020	$12,221,568
2021	11,263,780
2022	8,422,351
2023	7,670,256
2024	7,315,873
2025	7,699,047
2026	8,126,802
2027	8,604,380
2028	9,137,538
2029	11,619,935

$92,081,530

16.	Deferred Tax Liability

The following is the detail of the deferred tax liability, as of December 26:

2018
Deferred Tax Liability	$33,598,479

The detail of the deferred tax liability and the items that generate it are presented in the note (19) of Taxes.

17.	Other liabilities

The following is the detail of other liabilities as of December 26:

2018
Payments in advance (1)	3,862,266
Estimated Liabilities (2)	1,564,428
Others	405,525

Total Other Liabilities	5,832,219
Less Long-Term Portion	1,791,266

Total Other Short-Term Liabilities	$4,040,953

(1)	Payments received in advance correspond to monies paid by different benefit plan management entities (EAPB) for the future provision of health services.
(2)

The estimated liabilities correspond to the amount to be paid of $ 707,567 for medical liability processes, $ 750,000 for labor lawsuits, $ 56,861 for future complications of bone marrow transplants, and $ 50,000 for the inspection by the UGPP (a government entity) on contributions to social security.

F-205	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

18.	Trade and other payables

The following is the detail of trade and other payables, as of December 26:

2018
Vendors	$58,891,687
Accounts payables to third parties (1)	48,486,607
Services (2)	12,248,051
Trade liabilities with third parties (3)	11,708,867
Factoring Vendors	7,811,600
Misc. creditors	4,360,062
Medical and Other Minor Fees	6,443,311
Withholding tax	2,075,762
Accounts Payable Shareholders	1,289,487
Leases	707,952

Total Accounts Payable	154,023,386
Less Long-Term Portion	3,913,479

Total Short-Term Accounts Payable	$150,109,907

(1)

It mainly includes $ 48,486,607 for the acquisition of minority stakes in the Clínica del Sur, Las Américas Medical Laboratory, Instituto de Cancerología, Patología Las Américas and Salud Oral Especializada entities.

(2)	It mainly includes $ 8,813,184 for hospital support services (Food, laundry, cleaning, and surveillance), $ 1,057,212 for insurances and $ 468,314 for public utilities.
(3)	Services billed by the clinic, that must be paid to the health professionals.

19.	Deferred tax liability

The following is the detail of the deferred tax liability (current), as of December 26:

2018
Sales tax	$219,252
Industry and commerce tax	10,575
Income tax	3,258,171
Real Estate Tax	13,763

Total Tax Payable	$3,501,761

The following is the detail of the tax expense as of December 26:

2018
Income Tax and Complementary	$10,637,817
Deferred Taxes	(63,137)

Total tax expense	$10,574,680

F-206	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

As of December 26, 2018, Promotora and its controlled companies had excesses of presumptive income over the ordinary income for the following amounts:

Year	Balance to be offset 2017	Adjustments	Excess of the year	Offsetting 2018	Balance to be offset 2018	Term
2013	$978,999	(978,999)	—	—	—	2018
2014	1,153,870	—	—	—	1,153,870	2019
2015	1,351,693	—	—	—	1,351,693	2020
2016	1,956,979	—	—	(461)	1,956,518	2021
2017	2,421,258	—	—	—	2,421,258	2022
2018	—		2,102,615	—	2,102,615	2023

	$7,862,799	(978,999)	2,102,615	(461)	8,985,954

The excess of presumptive income over ordinary income, adjusted for inflation, which originated as of December 31, 2003, might be offset from ordinary income within five years of its occurrence.

As of December 26, 2018, Promotora and its controlled companies had tax losses to be amortized, generated in the income tax, for the following amounts:

Year	Balance to be offset 2017	Adjustments	Year losses	Offsetting 2018	Balance to be offset 2018	Term
2007	$784,388	—	—	(6,271)	778,117	Indefinite
2008	689,950	—	—	—	689,950	Indefinite
2009	15,582,118	—	—	—	15,582,118	Indefinite
2010	2,786,028	—	—	—	2,786,028	Indefinite
2011	18,067	—	—	—	18,067	Indefinite
2012	719,862	—	—	(55,622)	664,240	Indefinite
2013	5,858,704	—	—	—	5,858,704	Indefinite
2014	1,986,339	—	—	—	1,986,339	Indefinite
2015	3,411,247	—	—	—	3,411,247	Indefinite
2017	4,168,586	23,800	—	—	4,192,386	2029
2018	—	—	141,211	—	141,211	2030

	$36,005,289	23,800	141,211	(61,893)	36,108,407

From the tax year 2007, the fiscal losses adjusted for inflation may be offset with the ordinary income obtained in the following tax periods, without limit of time.

The deferred income tax is detailed as follows:

2018
Deferred Tax Assets	$17,688,765
Deferred Tax Liabilities	(33,598,479)

Net Deferred Tax	$(15,909,714)

F-207	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The differences or tax liabilities that generate from the deferred income tax (asset) are:

2018
Trade and other accounts receivable	$10,425,087
Inventories	9,333
Property, Plant and Equipment	26,086
Other assets	1,186,995
Trade and other accounts payable and misc. creditors	512,695
Other liabilities	831,340
Excess Presumptive Income	8,985,954
Tax losses	36,108,407

Base Deferred Income Tax (asset)	$58,085,897

The differences or tax liabilities that generate from the deferred income tax (liability) are:

2018
Investments in subsidiaries, associates and others	$(5,396,610)
Trade and other accounts receivable	—
Property, Plant, and Equipment	(132,696,331)
Trade and other accounts payable	(2,641,064)
Other liabilities	(360,694)
Benefits from Productive Assets	(15,357,203)

Base Deferred Income Tax (liability)	$(156,451,902)

(1)

The amount in Property, plant, and equipment corresponds to the difference between the book value and the tax value, mainly in the Land and Buildings items. The book value is recognized at fair value and the tax value is measured by the acquisition cost.

(2)

During some years, the Colombian Tax Law granted a benefit to all taxpayers to stimulate investments within the country. The benefit allowed a special tax deduction in the Income Tax of 40% of the value invested in real productive assets with the following conditions:

•	The productive fixed assets formed part of the taxpayer’s assets;
•	The fixed assets participated directly and permanently in the income-producing activity;
•	The productive fixed asset was subject to depreciation or amortization;
•

The fixed asset in which the investment was made was an actual good, that is, that it was corporal or tangible, a characteristic that, in light of the provisions of the art. 653 of the Civil Code only goods that can be perceived by the senses have.

If the real productive fixed asset on which the benefit is requested, is no longer used in the income-producing activity or is sold before the end of the period of depreciation or amortization of the asset, the taxpayer must incorporate the proportional value of the deduction requested as taxable income in the Income Tax and Complementary Tax declaration for the fiscal period in which it occurred, taking into account the useful life pending of depreciation or amortization according to the nature of the asset. It is for this condition that liability for deferred income tax is recognized for the value pending of depreciation of the assets acquired and on which the benefit was requested.

This difference is reversed as assets depreciate.

F-208	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The detail of the deferred income tax (asset) is as follows:

2018
Trade and other accounts receivable	$3,440,280
Inventories	3,079
Property, Plant, and Equipment	8,609
Other assets	301,941
Trade and other accounts payable and misc. creditors	154,705
Other liabilities	251,843
Excess Presumptive Income	2,695,786
Tax losses	10,832,522

Total Deferred Income Tax (asset)	$17,688,765

The detail of the deferred income tax (liability) is as follows:

2018
Investments in subsidiaries, associates and others	$(1,300,986)
Property, Plant, and Equipment	(26,699,752)
Trade and other accounts payable	(871,552)
Other liabilities	(119,027)
Benefits from Productive Assets	(4,607,162)

Total Deferred Income Tax (liability)	$(33,598,479)

The deferred income tax movement is as follows:

2018
Beginning balance	$(16,272,340)
Charge to the Statement of Comprehensive
Income
For Deferred Income Tax (asset)	1,621,776
For Deferred Income Tax (liability)	(1,684,913)

Total Charge to the Statement of Comprehensive
Income	(63,137)
Charge to Other Comprehensive Income
For Deferred Income Tax (asset)	(30,467)
For Deferred Income Tax (liability)	(269,022)

Total Charge to Other Comprehensive Income	(299,489)

End balance	$(15,909,714)

For the year 2018, Promotora and Las Américas Farma Store calculated the income tax based on the presumptive income; Las Américas Medical Laboratory, Instituto de Cancerología, Patología Las Américas, Las Américas Clínica del Sur and Salud Oral Especializada, calculated it based on ordinary liquid income.

For Promotora, Salud Oral Especializada and Las Américas Farma Store, the income tax returns of the tax periods 2013 to 2017, are subject to verification by the Customs and Tax Administration DIAN from the finalization of the tax returns where tax losses are established or compensated, until five (5) years from the date of their submission for the tax years 2013 to 2016 and six (6) years for the one of 2017, as established

F-209	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

in article 147 of the Tax Statute Income tax returns for the taxable year 2012 and prior, where finalization for the tax authorities is established.

For Promotora, Salud Oral Especializada and Las Américas Farma Store, income tax declarations for CREE tax from 2013 to 2016 are subject to verification by the Customs and Tax Administration DIAN from the finalization of the tax returns where tax losses are established or compensated, until five (5) years from the date of their submission, as established in Article 147 of the Tax Statute.

For the Instituto de Cancerología, Las Américas Medical Laboratory, Patología Las Américas, and Clínica del Sur, the income tax returns of the tax periods 2016 to 2017, are subject to verification by the Customs and Tax Administration DIAN. The tax returns of the tax year 2015 and prior, are finalized for the tax authorities.

For the Instituto de Cancerología, Las Américas Medical Laboratory, Patología Las Américas and Clínica del Sur, the income tax returns for the CREE tax of the tax year 2016, are subject to verification by the Customs and Tax Administration DIAN. The income tax declarations for the CREE tax of the tax year 2015 and prior, are finalized for the tax authorities.

With the entry into force of the tax reform, Bill 1819 of 2016, the finalization of the tax declarations where tax losses are established or compensated, is extended to six (6) years from the date of its presentation.

20.	Employee benefits

The following is the detail of the employee benefits liabilities as of December 26:

2018
Salaries	$2,426,581
Vacation Accrual	3,462,867
Unemployment severance	4,100,912
Unemployment severance Interest	480,254
Total Liabilities for Employee Benefits	10,470,614
Less Long-Term Portion	18,733

Total Liabilities Short-Term Employee Benefits	$10,451,881

F-210	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

21.	Share capital

The following is the detail of the share capital as of December 26:

	# SHARES	TOTAL $
Authorized capital	75,000	15,000,000
Subscribed capital
Ordinary shares	19,737	3,947,400
Preference shares	—	—

Total Subscribed Capital	19,737	3,947,400
Subscribed and paid capital
Ordinary shares	19,737	3,947,400
Preference shares	—	—

Total Subscribed and Paid Capital	19,737	3,947,400
Shares outstanding
Ordinary shares	19,737
Preference shares	—
Reacquired Preference shares	—

Total Shares outstanding	19,737
Nominal Value per Share (Colombian peso)	200,000

As of December 26, 2018, the shareholder composition of Promotora was as follows:

TYPE OF SHAREHOLDER	NUMBER OF SHARES	PERCENTAGE PARTICIPATION
Private equity fund	3,520	17.83%
Legal Persons with participation less than 5%	1,975	10.01%
Natural persons with participation less than 5%	14,242	72.16%

Total outstanding shares	19,737	100.00%

22.	Reserves

Legal Reserve

According to the Colombian commercial law, 10% of the net profit of each year must be appropriated as a legal reserve, until the balance of this is equivalent to at least 50% of the subscribed capital. The legal reserve is not distributable before the liquidation of the Company but can be used to absorb losses. During 2018, no value was appropriated for this reserve, since it is already above the level required by the current regulations.

Reserve for repurchase of shares

The balance of this reserve corresponds to the fund created by the shareholders to repurchase their own shares in accordance with the procedure established in the Commercial Code. The rights inherent in these shares are suspended and they must be excluded in determining the intrinsic value of the issued shares and the net earning per share. Promotora must maintain a reserve equivalent to the cost of the shares to be repurchased. During 2018, no value was appropriated for this reserve.

F-211	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Reserve for future distributions or capitalizations

The balance of this reserve corresponds to the fund created by the shareholders to cover future distributions or capitalizations of the Company. During the year 2018, $ 4,486,776 from the earnings from 2017 were appropriated as a reserve for future distributions or capitalizations in accordance with the earnings distribution project approved by the Ordinary Shareholders Meeting held on March 22, 2018.

The movement of the Reserve for future distributions or capitalizations is detailed below:

2018
Beginning balance	$40,383,442
Additions	4,486,776
Distributions or capitalizations	—

End balance	$44,870,218

23.	Share premium

The share premium corresponds to the difference between the placement price of the shares and their nominal value. This amount is not distributable as a dividend between the shareholders until the liquidation of the Company.

The value that Promotora presents in its consolidated financial statements of $37,394,054, corresponds to the higher value over the nominal value paid by the shareholders in the different processes of issuance of stock carried out by the company.

24.	Retained losses

The Retained losses are detailed as follows:

2018
Impact from the adoption of IFRS	$18,692,512
Difference between Distributed earnings IFRS vs. COLGAAP (2014)	(13,302,790)
Carryover of earnings from last year	8,973,587
Distributions and capitalizations	(8,973,587)
Acquisition of non-controlling interest	(36,294,057)
Amortization of surplus from PPE sold	9,058,379
Amortization of surplus from Depreciation of PPE sold	1,868,602

Accumulated Losses	$(19,977,354)

Based on the requirement of IFRS 10 Consolidated Financial Statements, where it is defined that changes in the ownership interest of a parent in a subsidiary that do not give rise to a loss of control are equity transactions. The entity will directly recognize in its equity the difference between the amount for which the non-controlling interests are adjusted and the fair value of the consideration paid and attributed to the owners of the parent.

As required by the standard, during 2018, the highest value paid in the acquisition of non-controlling interests of the Instituto de Cancerología, Las Américas Medical Laboratory, Patología Las Américas, and Salud Oral Especializada, worth $ 34,341,051, was classified in the consolidated financial statements as a lower value of the retained earnings.

F-212	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The highest value paid in the acquisition of non-controlling interests of 2017 and previous years, of Instituto de Cancerología, Clínica del Sur and Las Américas Farma Store, worth $ 1,953,006, was eliminated from the asset against a lower value of the retained earnings, which caused the consolidated financial statements to be restated.

The movement of the retained earnings is detailed below:

2018
Beginning balance	$13,965,774
Additions	9,272,029
Acquisition of non-controlling interest	(34,341,051)
Write-offs, Distributions or Capitalizations	(8,874,106)

End balance	$(19,977,354)

25.	Other comprehensive income

The Other Comprehensive Income arises in the consolidated statement of financial position due to equity variations such as revaluations, adjustments for exchange differences recorded in equity, among others.

Revaluation surplus

By definition of IAS 16 (Property, plant, and equipment) and by Promotora policy, the initial recognition and updating of the value of real estate assets, land, buildings and constructions in general, will be done by the revaluation method. These assets will be recorded at their revalued value, which is their fair value, at the time of revaluation, less the accumulated depreciation and the accumulated amount of the impairment losses they have suffered, and this new value will be the depreciation basis prospectively.

For the recording and updating of the revaluation surplus, the following definitions will apply:

•	Real estate revaluations (technical appraisals) will be made every three years, asset by asset, and for each component if applicable, by an expert who belongs to the Real Estate Market.

•	When there be evidence that the fair value differs significantly from the book value, a new revaluation will be necessary.

•	When the book value of these assets is increased, when compared with the revaluation, said increase will be taken directly to an equity account as a revaluation surplus.

•

To the extent that the revalued asset is depreciated, the revaluation surplus within equity must be amortized in the same proportion, that is, as the depreciation expense of the period includes depreciation of the acquisition cost and revaluation depreciation (appreciation), the revaluation surplus recorded in equity must be amortized against the equity account called “Accumulated profit or loss,” at the same amount at which the revaluation of the asset was depreciated.

•	When decreases occur, the equity account will be reduced to zero and decreases will be recorded in profit or loss.

Exchange Difference in Foreign Investment

The exchange difference on investments in foreign companies is initially recognized in Other Comprehensive Income and is reclassified to profit or loss when the investment abroad is made or arranged.

F-213	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

Investments at fair value with changes in equity

In the initial recognition, the company may make an irrevocable choice to present in equity, within other comprehensive income, subsequent changes in the measurement at the fair value of an investment in a capital instrument of another entity that, being within the scope of this policy is not held for sale.

Investments made in equity instruments of companies where there is no control, will be initially recognized at their fair value and subsequently measured at fair value with changes in equity, within other comprehensive income.

26.	Revenue from ordinary activities

The following is the detail of the revenue from activities as of December 26:

2018
Provision of Health Services	$355,951,344
Commercialization	251,473
Dividends and Equity Method	804,214

Total Revenue from ordinary activities	$357,007,031

27.	Operating costs

The following is the detail of the operating costs as of December 26:

2018
Medical material and Medicines	$119,262,178
Employee Benefits (1)	85,910,031
Professional Fees	19,921,675
Services	10,145,649
Depreciation of PP&E	8,531,060
Maintenance and repairs	6,013,392
Leases	2,254,911
Cleaning supplies	1,830,993
Participation Accounts (2)	1,254,962
Working supplies	947,286
Other Operating Costs	484,652
Amortization	361,057
Stationery and supplies	192,123
Instrumental	61,332
Insurance	55,349
Taxes and rates	27,133

Total Operating Costs	$257,253,782

F-214	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

(1)	The Employee Benefits item includes the following:

2018
Salaries	$56,651,988
GSSSH and Parafiscal contributions	12,043,192
Unemployment severance	4,057,577
Service bonus	4,012,014
Vacation Accrual	3,580,925
Monetary Aid	1,975,268
Bonuses and additional benefits	1,454,382
Flexibility contributions	607,661
Unemployment severance Interest	449,368
Transportation Aid	436,235
Employee vehicle Aid	264,157
Employee endowments	161,402
Other Personnel Costs	56,842
Severances	50,410
Food vouchers	40,630
Interns expenses	35,369
Mutual Fund Contribution	16,548
Training	14,187
Medical and other expenses	1,877

Total Employee Benefits Costs	$85,910,031

(2)	As of December 26, 2018, Promotora had joint account contracts on the profit or loss of the following units, where the inactive participants have the following percentages:

Unit	% Participation	Unit	% Participation
Gynecology and obstetrics	6.64	Endoscopy	30.00
Women’s institute	6.64	Orthopedics (1)	30.00
Cardiology	1.00	Vaccination	29.17

(1)	The Orthopedics contract has been renewed every year by the parties until the conditions of a new contract are defined.

During 2018, after analyzing the current situation of the different participation account contracts, the Board of Directors of Promotora, decided not to renew these business collaboration contracts, to the extent that they expire. During the year 2018, the agreements of accounts in participation that had been agreed on the units of Electrophysiology, Dialysis and Sleep Institute were already settled.

F-215	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

28.	Administration expenses

The administration expenses for the year ended on December 26 included:

2018
Employee Benefits (1)	$24,985,443
Services	10,176,117
Professional Fees	5,495,402
Maintenance and repairs	3,223,969
Taxes and rates	2,605,670
Other Administration Expenses	1,599,887
Leases	1,229,208
Insurance	1,170,344
Depreciation of PP&E	923,046
Stationery and supplies	888,842
Cleaning supplies	619,475
Employee estaurant	427,910
Amortization	426,501
Travel expenses	399,010
Contributions and affiliations	218,627
Computer Licenses	199,183
Legal fees	142,748
Publications, books and subscriptions	79,719
Commissions	9,149

Total Administration Expenses	$54,820,251

(1)	The Employee Benefits item includes the following:

2018
Salaries	$13,990,040
GSSSH and Parafiscal contributions	3,197,047
Unemployment severance	1,183,896
Service bonus	1,180,635
Monetary Aid	1,147,729
Bonuses	911,042
Vacation Accrual	814,760
Interns expenses	806,850
Flexibility contributions	521,612
Mutual Fund Contribution	284,740
Transportation Aid	190,852
Employee endowments	172,398
Medical and other expenses	133,310
Unemployment severance interests	129,147
Training	125,410
Food vouchers	85,340
Severances	82,088
Employee vehicle Aid	28,548

Total Employee Benefits Expenses	$24,985,443

F-216	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

29.	Selling expenses

The selling expenses as of December 26 included:

2018
Employee Benefits (1)	$2,495,536
Services	445,593
Other Selling Expenses	72,977
Travel expenses	37,642
Depreciation of PP&E	28,785
Professional Fees	19,607
Maintenance and repairs	8,182
Leases	4,521
Taxes and rates	1,459

Total Selling expenses	$3,114,304

(2)	The Employee Benefits item includes the following:

2018
Salaries	$1,596,287
GSSSH and Parafiscal contributions	380,601
Unemployment severance	128,392
Service bonus	128,212
Vacation Accrual	105,216
Bonuses	66,750
Transportation Aid	22,626
Monetary Aid	19,266
Employee endowments	15,427
Unemployment severance interests	13,415
Interns expenses	8,971
Flexibility contributions	6,890
Training	2,513
Medical and other expenses	970

Total Employee Benefits Expenses	$2,495,536

F-217	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

30.	Other operating revenue

The other operating revenue as of December 26 included:

2018
Leases	$1,315,705
Recoveries (1)	3,300,959
Commissions	264,875
Compensations	267,924
Profit on sale of assets	16,893
Other operating Income	179,442

Total Other operating revenue	$5,345,799

(1)

It mainly includes $2,445,158 for recovery of receivables or written-off receivables, $302,116 for recovery of public utilities, cleaning, and general services, $196,330 for recovery of employee expenses for participation in wellbeing activities and $156,939 for recovery of provisions.

31.	Other operating expenses

The other operating expenses as of December 26 included:

2018
Impairment (1)	$6,723,003
Loss on disposals	264,961
Expenses Distributed to Third Parties	189,082
Labor and RCM lawsuits	507,886
Donations	285,327
Various	234,843
Non taxable expenses	26,879

Total Other operating expenses	$8,231,981

(1)	It mainly includes $5,879,173 for loss for impairment of trade receivable and $843,830 for impairment of other assets.

32.	Financial income

The following is the detail of the financial income as of December 26:

2018
Interest income under the effective interest method (1)	$3,280,763
Interest and Yields	629,210
Exchange Difference	3,384

Total Financial income	$3,913,357

(1)

In Colombia, the collection of accounts receivable for the provision of health services takes a long time, sometimes more than a year, so there is a sort of financing implicit in the amounts invoiced for these services.

F-218	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The Interest income under the effective interest method come from said implicit financing, the Group calculates them based on collection statistics for each client.

33.	Financial expenses

The following is the detail of the financial expenses as of December 26:

2018
Interests	$11,003,444
Liabilities measured at amortised cost – interest expenses	2,595,722
Commissions	380,836
Sale discount on TIDIs	1,933
Exchange Difference	31,508
Banking expenses	99,390

Total Financial expenses	$14,112,833

34.	Commitments and Contingencies

Commercial Trust

On June 16, 1994, the autonomous property “Promotora Médica Las Américas” was established, through an irrevocable commercial trust agreement signed with Fiduciaria del Estado S.A., with the purpose of guaranteeing the obligations contracted with the financial creditors, with a term of 20 years from its signature. The property delivered as a fiduciary property is identified as “Promotora Médica Las Américas” by public deed No. 5754 of December 22, 2000, granted in the First Notary of Bogotá D.C., the contractual position of Fiduciaria del Estado S.A. is assigned to Fiduifi S.A. The fiduciary property was in the name of Fiduagraria S.A. for the merger by absorption between this company and Fiduifi S.A.

On the occasion of the purchase of the fiduciary rights of CISA and CERVUNIÓN and the change of the debt profile, this autonomous patrimony had modifications during 2010, whose explanation is found in Note 5 to the Financial Statements.

Registration Tax—assignment of fiduciary contractual position

In November 2010, a request for a refund of $ 92,105 was submitted to the State of Antioquia, for the higher value paid for Registration Tax in the assignment of the fiduciary contractual position, between Fiduagraria and Fiduoccidente; amount erroneously calculated by the State’s Income division, who took the value of the Autonomous Patrimony as tax basis instead of the value of the trustee’s commission during the term of the contract.

Since an answered was not received from the State of Antioquia, on December 9, 2011, the request was presented again to settle the case.

The State Revenue Office of the Government of Antioquia denied the request through resolution No. 37507 of April 19, 2012.

On July 16, 2012, Promotora filed an appeal for reconsideration against resolution No. 37507 of April 19, 2012, in that appeal the initial arguments were emphasized.

F-219	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

On May 16, 2013, the State Revenue Office of the Government of Antioquia, issued the resolution No. 30518, in which it resolved unfavorably the appeal for reconsideration, maintaining its initial position of not responding to the request for return the highest tax paid. Given this situation, the company’s management decided to file a lawsuit to the Administrative Court of Antioquia, against Resolutions No. 37507 of April 19, 2012, and No. 30518 of May 16, 2013. This lawsuit was filed on October 21, 2013.

On November 18, 2014, through judgment S1-073, the Administrative Court of Antioquia issued a favorable ruling to the company, ordering the Government of Antioquia to return the tax paid with its corresponding moratory interest.

On December 5, 2014, the State Revenue Office of the Government of Antioquia presented an appeal to the Administrative Court of Antioquia.

On October 18, 2018, the Fourth Section of the Office of Administrative Litigation of the State Council, ruled in favor of Promotora confirming the ruling of November 18, 2014, where the Government of Antioquia ordered the return of the tax of registration paid with their corresponding moratory interest.

As of December 26, 2018, the decision of the Council of State to be notified and enforced by the Administrative Court of Antioquia to proceed with the request for return to the Government of Antioquia is being awaited.

Other Judicial Proceedings in Progress

As of December 26, 2018, against Promotora and Instituto de Cancerología, civil liability lawsuits are filed regarding the exercise of the medical activity; the Lawyers responsible for the processes rated them as ‘possible’ and have a claimed amount of $3,918,219.

There are also lawsuits of a labor nature against Promotora and Las Américas Clínica del Sur; the Lawyers responsible for the processes rated them as ‘possible’ and have a claimed amount of $300,000.

35.	Operations with Associates, Directors, and Others

The following is the detail of accounts receivable and payable with associate companies as of December 26:

	2018
Company	Receivable	Payable
Fundación Las Américas	219,046	—
Ciclotrón Colombia S.A.S.	—	1,117,232

	$219,046	1,117,232

The following is the detail of the main transactions made with associate companies as of December 26:

Description	2018
Ciclotrón Colombia S.A.S
Purchase of material and medicines	$2,982,686
Equity Participation	451,047

F-220	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

The following is the detail of the main transactions made with Directors and Advisors as of December 26:

Operations with members of the Board of Directors

Description	2018
Fees for Board of Directors and Audit Committee	$479,917
Professional fees	1,149,093
Salaries and wages	1,787,260
Participation Accounts	5,553
Travel expenses	45,141

Operations with Directors

Description	2018
Salaries and wages	$4,146,809
Travel expenses	116,253
Professional fees	2,768,200
Other minor expenses	3,544

Operations with Advisors

Description	2018
Fees for Legal Advice	$393,837
Fees for External Auditing	418,574
Fees for Tax Advice	112,814

The following is the detail of accounts receivable and payable with Directors and Advisors as of December 26:

	2018
Description	Receivable	Payable
For operations with Directors	3,081	205,586
For operations with members of the Board of Directors	923	711,410
For operations with advisors	—	58,335

	$4,004	975,331

Transactions with related parties were carried out at market prices and in normal market conditions, adjusted to current regulations, and received the same treatment as third parties.

F-221	(Continued)

PROMOTORA MÉDICA LAS AMÉRICAS S.A.

Notes to Consolidated Financial Statements

(Figures expressed in thousands of pesos)

As of December 26, 2018, transactions with the following characteristics were not presented between the company, its associate companies, and shareholders:

•	Relevant transactions involving the transfer of resources or obligations between the Company and its Shareholders.

•	Relevant operations involving the transfer of resources or obligations between the Company and the Managers or Directors of the Company.

•	No decisions were made for influence or interest of the Parent or any of its Subordinates or its Shareholders.

•	Free or compensated services.

36.	Additional information

The following information corresponds to the detail of the number of Promotora employees, as well as payroll expenses in the administrative departments and other employees:

	Number of Employees		Personnel expenses
	Administration	Other employees	Administration	Other employees
Year 2018	785	1,362	$27,807,579	87,037,257

37.	Subsequent Events

Acquisition of Promotora Médica Las Américas S.A. and Subsidiaries—Control Status

In September 2018, Grupo Salud del Perú S.A.S. signed a contract to purchase shares of Promotora Médica Las Américas S.A. (hereinafter “PMLA”), for the indirect acquisition of 97.32% of the shares of PMLA. In that month, the Company ceded its contractual position to its indirect subsidiary AUNA Colombia S.A.S., a subsidiary of Oncosalud S.A.C. The acquisition was approved by the National Health Superintendence of Colombia on December 5, 2018.

On December 27, 2018, AUNA Colombia acquired 97.32% of the shares of PMLA for a value of thousands of USD 166,346 equivalent to $523,925,361, which includes a cash contribution to PMLA for thousands of USD 12,627 equivalent to $40,303,203 to acquire the non-controlling interest of the subsidiaries of Instituto de Cancerología SA, Patología Las Américas SAS y Salud Oral Especializada S.A.; with PMLA being the owner of 100% of said subsidiaries.

Since the entrance of AUNA Colombia S.A.S. as controlling shareholder of Promotora Médica Las Américas S.A. and until November 30, 2019, capitalization of $ 64,948,087 has been received as follows:

- For Acquisition of non-controlling interests:	$40,303,203
- For Acquisition of non-controlling interests Medical Laboratory:	10,000,000
- For Working Capital:	14,644,884

Total new capitalizations received	$64,948,087

F-222	(Continued)

American Depositary Shares

Representing                 Class A Shares

Auna S.A.A.

PRELIMINARY

PROSPECTUS

Morgan Stanley	Goldman Sachs & Co. LLC

                    , 2020

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

According to the Registrant’s by-laws, the directors and executive officers of the company shall be indemnified by the company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or executive officer, to the extent such action, lawsuit or proceeding is not attributable to them. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.

Item 7.	Recent Sales of Unregistered Securities

None.

Item 8.	Exhibits

(a)    The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1	English translation of By-laws of the Registrant.

4.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.2).

4.2*	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder.

5.1*	Opinion of Rodrigo, Elias & Medrano Abogados, Peruvian counsel to the Registrant, as to the validity of the class A shares.

8.1	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Registrant, regarding certain U.S. tax matters.

8.2*	Opinion of Rodrigo, Elias & Medrano Abogados regarding certain Peruvian tax matters.

10.1†	English translation of Surface Rights Agreement dated as of July 9, 2009 among Medic Ser S.A.C. and the Peruvian Red Cross Society.

10.2	English translation of the Public Deed of the First Amendment dated as of January 26, 2010 to the Surface Rights Agreement.

10.3	English translation of Torre Trecca Concession Agreement dated as of August 27, 2010 among Consorcio Trecca S.A.C. and the Social Health Insurance of Peru.

10.4	English translation of the First Addendum dated as of April 19, 2011 to the Torre Trecca Concession Agreement.

10.5†	English translation of Lease Agreement dated as of June 27, 2019 among Oncocenter Perú S.A.C. and Promotora Asistencial S.A.C. Clínica Limatambo.

10.6	English translation of First Amendment dated as of December 26, 2018 to the Credit Agreement dated as of June 30, 2016 among Oncosalud S.A.C., as borrower, Scotiabank Perú S.A.A., as administrative agent and the lenders party thereto.

10.7	English translation of Financing Agreement dated as of January 29, 2010 among Promotora Médica Las Américas, as borrower, Fiduciaria de Occidente S.A., as administrative agent and the lenders party thereto.

10.8	English translation of First Amendment dated as of October 13, 2010 to the Financing Agreement among Promotora Médica Las Américas, as borrower, Fiduciaria de Occidente S.A., as administrative agent and the lenders party thereto.

10.9	English translation of Second Amendment dated as of May 25, 2017 to the Financing Agreement among Promotora Médica Las Américas, as borrower, Fiduciaria de Occidente S.A., as administrative agent and the lenders party thereto.

10.10	English translation of Third Amendment dated as of July 17, 2017 to the Financing Agreement among Promotora Médica Las Américas, as borrower, Fiduciaria de Occidente S.A., as administrative agent and the lenders party thereto.

10.11	English translation of Fourth Amendment dated as of February 20, 2018 to the Financing Agreement among Promotora Médica Las Américas, as borrower, Fiduciaria de Occidente S.A., as administrative agent and the lenders party thereto.

10.12	Credit Agreement dated as of December 21, 2018 among Auna Colombia S.A.S., as borrower, Citibank del Peru, S.A., as administrative agent, and the lenders party thereto.

10.13	Intercreditor and Collateral Agency Agreement dated as of December 26, 2018 among Auna Colombia S.A.S., as USD borrower, Oncosalud S.A.C., as PEN borrower, Citibank del Peru, S.A., as USD administrative agent, Scotiabank Perú S.A.A., as PEN administrative agent and collateral agent, and the guarantors party thereto.

10.14	Form of Indemnification Agreement with directors and officers.

10.15*	Form of Registration Rights Agreement among the registrant and certain shareholders of the registrant.

10.16*	English translation of Lease Agreement dated as of February 3, 2020 among Oncosalud S.A.C. and Scotiabank Perú S.A.A.

14.1*	English translation of the Code of Ethics of the Registrant.

21.1	List of subsidiaries.

23.1	Consent of Caipo y Asociados Sociedad Civil de Responsabilidad Limitada.

23.2	Consent of Crowe Co S.A.S., member of Crowe Global.

23.3*	Consent of Rodrigo, Elias & Medrano Abogados, Peruvian counsel of the Registrant (included in Exhibit 5.1).

23.4	Consent of Davis Polk & Wardwell LLP, U.S. counsel of the Registrant (included in Exhibit 8.1).

24.1	Powers of attorney (included on signature page to the registration statement).

*	To be filed by amendment.
†

Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the registrant if publicly disclosed.

(b)    Financial Statement Schedules:

None.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lima, Perú on September 30, 2020.

Auna S.A.A.

By:	/s/ Luis Felipe Pinillos Casabonne
	Name:	Luis Felipe Pinillos Casabonne
	Title:	Chief Executive Officer

By:	/s/ Pedro Castillo
	Name:	Pedro Castillo
	Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Luis Felipe Pinillos Casabonne, Pedro Castillo and Mauricio Balbi and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on September 30, 2020 in the capacities indicated:

Name	Title

/s/ Luis Felipe Pinillos Casabonne Luis Felipe Pinillos Casabonne	Chief Executive Officer (principal executive officer) / Director

/s/ Pedro Castillo Pedro Castillo	Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Mauricio Balbi Mauricio Balbi	General Counsel (principal legal officer)

/s/ Jesús Zamora León Jesús Zamora León	Director

/s/ Jorge Basadre Brazzini Jorge Basadre Brazzini	Director

/s/ Leonardo Bacherer Fastoni Leonardo Bacherer Fastoni	Director

/s/ Robert Oberrender Robert Oberrender	Director

/s/ Andrew Soussloff Andrew Soussloff	Director

/s/ John Wilton John Wilton	Director

/s/ Colleen A. De Vries Colleen A. De Vries	Senior Vice-President on behalf of Cogency Global Inc. Authorized Representative in the United States